



06016883

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Solar Energy Holdings Ltd.

*CURRENT ADDRESS Clarendon House
Church Street
Hamilton HM 11
Bermuda

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 20 2006
THOMSON
FINANCIAL

FILE NO. 82- 35015 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A	(PROXY)	☐		

OICF/BY: OBS
DAT : 9/18/06

Investor

Investment Service Centre

Listed Companies Information

REXCAPITAL<00155> - Change of Company Name

Market participants are requested to note that the name of REXCAPITAL International Holdings Limited has been changed to "China Solar Energy Holdings Limited". Accordingly, the stock short name of its ordinary shares (stock code: 155) and 2007 warrants (stock code: 460) will also be changed to "CHINA SOLAR" & "CHINASOLARW0707" respectively with effect from Wednesday, 03/05/2006.

CHINA SOLAR ENERGY HOLDINGS LIMITED
華基光電能源控股有限公司*

(Formerly known as REXCAPITAL International Holdings Limited)

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

CHANGE OF COMPANY NAME

The Board is pleased to announce that the name of the Company has been changed from "REXCAPITAL International Holdings Limited" to "CHINA SOLAR ENERGY HOLDINGS LIMITED" with effect from 30 March 2006. The Company has also adopted a new Chinese name (華基光電能源控股有限公司) in place of its existing Chinese name (御泰國際控股有限公司) for identification purpose.

Reference is made to the announcement of CHINA SOLAR ENERGY HOLDINGS LIMITED (formerly known as REXCAPITAL International Holdings Limited) (the "**Company**") dated 24 February 2006 and the circular of the Company dated 7 March 2006 (the "**Circular**") and the announcement of the Company dated 30 March 2006 containing information on the proposed change of name of the Company. Unless the context otherwise stated, terms used in this announcement shall have the same meaning as those defined in the Circular.

CHANGE OF COMPANY NAME

The Board is pleased to announce that the name of the Company has been changed from "REXCAPITAL International Holdings Limited" to "CHINA SOLAR ENERGY HOLDINGS LIMITED" with effect from 30 March 2006. The Company has also adopted a new Chinese name (華基光電能源控股有限公司) in place of its existing Chinese name (御泰國際控股有限公司) for identification purpose.

* *For identification purpose only*

The new name of the Company was entered into the register by the Registrar of Companies in Bermuda on 30 March 2006. The Certificate of Incorporation on Change of Name of the Company was issued by the Registrar of Companies in Bermuda on 31 March 2006 and the Certificate of Registration of Change of Name of Oversea Company was issued by the Registrar of Companies in Hong Kong on 19 April 2006.

With effect from 9:30 a.m. on 3 May 2006, the Shares and the Warrants will be traded on the Stock Exchange under the new name. The stock short names of the Company will be changed from "REXCAPITAL" to "CHINA SOLAR" in English and (御泰國際) to (華基光電) in Chinese. The warrant short names of the Company will be changed from "REXCAPITALW0707" to "CHINASOLARW0707" and (御泰國際零七零七) to (華基光電零七零七) in Chinese.

SHARE AND WARRANT CERTIFICATES

The change of name of the Company will not affect any of the rights of the Shareholders or holders of Warrants of the Company. All existing Share certificates and Warrant certificates in issue bearing the former name of the Company will continue to be evidence of title respectively to the Shares and Warrants of the Company and will be valid for trading, settlement and registration purposes. There will not be any arrangement for free exchange of existing Share certificates or Warrant certificates for new Share certificates or Warrant certificates bearing the new name of the Company. Any issue of new Share certificates or Warrant certificates will be under the new name of the Company.

By Order of the Board
Tsang Wai Wa
Company Secretary

Hong Kong, 26 April 2006

As at the date of this announcement, the Board comprises four executive directors namely Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Pierre Seligman, one non-executive director namely Dr. Zoltan J. Kiss and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Tam Kam Biu, William.

Please also refer to the published version of this announcement in The Standard.

Investor

Investment Service Centre

Listed Companies Information

CHINA SOLAR<00155> - Unusual price & volume movements

The Stock Exchange has received a message from China Solar Energy Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the price and trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of China Solar Energy Holdings Limited the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the board of the Company comprises three executive directors namely Mr. Pierre Seligman, Mr. Chan Wai Kwong Peter and Mr. Chu Chik Ming Jack, one non-executive director, Dr. Zoltan J. Kiss and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Tam Kam Biu William.

For and on behalf of
China Solar Energy Holdings Limited

Wilfred Tsang
Company secretary
5 September 2006"

Investor

Investment Service Centre

Listed Companies Information

CHINA SOLAR<00155> - Unusual price & volume movements

The Stock Exchange has received a message from China Solar Energy Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the today's increases in the price and trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of China Solar Energy Holdings Limited the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the board of the Company comprises three executive directors namely Mr. Pierre Seligman, Mr. Chan Wai Kwong Peter and Mr. Chu Chik Ming Jack, one non-executive director, Dr. Zoltan J. Kiss and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Tam Kam Biu William.

For and on behalf of
China Solar Energy Holdings Limited

Wilfred Tsang
Company secretary

4 September 2006"

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your securities in China Solar Energy Holdings Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

CHINA SOLAR ENERGY HOLDINGS LIMITED
華基光電能源控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

PROPOSALS FOR
RE-ELECTION OF RETIRING DIRECTORS
GENERAL MANDATES TO ISSUE SHARES AND
REPURCHASE SECURITIES
AND
REFRESHMENT OF 10% LIMIT
UNDER THE SHARE OPTION SCHEME

A notice convening the Annual General Meeting to be held at Falcon Room II, Basement, Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong on Thursday, 31 August 2006 at 10:30 a.m. is set out in pages 13 to 17 of this circular. A form of proxy for use at the Annual General Meeting is enclosed herewith. Whether or not you are able to attend the Annual General Meeting in person, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the branch share registrar of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as practicable and in any event not later than 48 hours before the time appointed for holding of the Annual General Meeting or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the Annual General Meeting or any adjourned meeting should you so wish.

8 August 2006

* *For identification purpose only*

CONTENTS

Page

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Annual General Meeting"	the annual general meeting of the Company to be held at Falcon Room II, Basement, Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong on Thursday, 31 August 2006 at 10:30 a.m.
"associate(s)"	has the same meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Bye-laws"	the bye-laws of the Company
"Company"	China Solar Energy Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the securities of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	4 August 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Options"	the options granted under the Share Option Scheme to subscribe for Shares in accordance with the terms of the Share Option Scheme

"Repurchase Mandate"	a general mandate proposed to be granted to the Directors to exercise all the powers of the Company to repurchase securities of the Company listed on the Stock Exchange in the following manner: (i) the aggregate nominal amount of Shares to be repurchased shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of the relevant resolution granting the Repurchase Mandate; and (ii) the aggregate nominal amount of 2007 Warrants to be repurchased shall not exceed 10% of the aggregate amount of the 2007 Warrants outstanding at the date of passing of the relevant resolution granting the Repurchase Mandate
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share Option Scheme"	the share option scheme adopted by the Company on 29 July 2002
"Share(s)"	share(s) of HK$0.01 each in the capital of the Company
"Shareholder(s)"	registered holder(s) of the Shares for the time being issued
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers and Shares Repurchases
"2007 Warrants"	warrant(s) of the Company listed on the Stock Exchange, conferring rights to subscribe for Shares at an initial subscription price of HK$0.116 per Share (subject to adjustment) at any time between 4 July 2005 and 3 July 2007 (both dates inclusive)
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong
"%"	per cent

CHINA SOLAR ENERGY HOLDINGS LIMITED
華基光電能源控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

Chairman and Non-Executive Director:
Dr Zoltan J. Kiss

Executive Directors:
Pierre Seligman
Chu Chik Ming Jack
Chan Wai Kwong Peter

Independent Non-Executive Directors:
Chow Siu Ngor
Yin Tat Man
Tam Kam Biu William

Registered Office:
Clarendon House
Church Street
Hamilton HM11
Bermuda

Head Office and Principal Place of Business in Hong Kong:
21/F., 3 Lockhart Road,
Wan Chai,
Hong Kong

8 August 2006

To the Shareholders and, for information only, holders of the 2007 Warrants and the Options

Dear Sir/Madam,

PROPOSALS FOR RE-ELECTION OF RETIRING DIRECTORS GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SECURITIES AND REFRESHMENT OF 10% LIMIT UNDER THE SHARE OPTION SCHEME

INTRODUCTION

The purpose of this circular is to give you information regarding the following resolutions to be proposed at the Annual General Meeting to enable the Shareholders to make an informed decision on whether to vote for or against the resolutions.

* *For identification purpose only*

The resolutions include (i) re-election of retiring Directors; (ii) granting to the Directors the Repurchase Mandate; (iii) granting to the Directors a general and unconditional mandate (a) to issue further Shares representing up to 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of the resolution and (b) to issue Shares not exceeding 20% of the aggregate nominal amount of the share capital so repurchased pursuant to the Repurchase Mandate; and (iv) the refreshment of 10% limit under the Share Option Scheme.

THE REPURCHASE MANDATE AND GENERAL MANDATE TO ISSUE SHARES

At the Annual General Meeting, an ordinary resolution will be proposed to grant to the Directors the Repurchase Mandate subject to the criteria set out in this circular. In accordance with the Listing Rules, the Company is required to send to the Shareholders an explanatory statement which is set out in Appendix I of this circular.

Ordinary resolutions will also be proposed at the Annual General Meeting (i) to grant to the Directors a general mandate to issue, allot and deal with new Shares not exceeding 20% of the issued share capital of the Company at the date of passing of the relevant resolution and (ii) to extend such general mandate so granted to the Directors by adding to it any Shares not exceeding 20% of the aggregate nominal amount of the share capital of the Company so repurchased by the Company up to 10% of the issued share capital of the Company at the date of passing of the resolution in accordance with the Repurchase Mandate.

RE-ELECTION OF RETIRING DIRECTORS

At the Annual General Meeting, a resolution will also be proposed to re-elect retiring Directors. In accordance with Bye-law 88, Mr Chow Siu Ngor and Mr Chan Wai Kwong Peter shall retire at the Annual General Meeting and, being eligible, offers themselves for re-election. In accordance with Bye-law 86(2), Dr Zoltan J. Kiss, and Mr Tam Kam Biu William shall retire at the Annual General Meeting and, being eligible, offer themselves for re-election. Brief biographical details of the retiring Directors who are proposed to be re-elected at the Annual General Meeting are set out in Appendix II of this circular.

REFRESHMENT OF 10% LIMIT UNDER THE SHARE OPTION SCHEME

The Company adopted the Share Option Scheme on 29 July 2002. Pursuant to the Share Option Scheme, the maximum number of Shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other share option scheme(s) of the Company must not exceed 10% of the total number of Shares in issue as at the date of adoption of the Share Option Scheme, namely 93,287,243 Shares provided that the Company may seek approval from the Shareholders to refresh the limit to the extent not exceeding 10% of the total number of Shares in issue as at the date of approval by the Shareholders in general meeting where such limit is

refreshed. Options previously granted under the Share Option Scheme and any other share option scheme(s) of the Company (including those outstanding, cancelled or lapsed in accordance with the relevant scheme rules or exercised Options) will not be counted for the purpose of calculating the limit as refreshed.

As at the Latest Practicable Date, Options carrying rights to subscribe for 526,655,000 Shares were granted in accordance with the terms of the Share Option Scheme since its adoption, representing approximately 14% of the issued share capital of the Company as at the Latest Practicable Date. Of these, a total of Options to subscribe for 198,720,988 Shares had been exercised and Options to subscribe for 16,117,006 Shares had been lapsed. Options to subscribe for 311,817,006 Shares, representing approximately 8.29% of the issued share capital of the Company as at the Latest Practicable Date, remain outstanding and unexercised. There will be 311,817,006 Shares allotted and issued if such Options are exercised in full. Other than Mr Pierre Seligman and Mr Chu Chik Ming Jack who are interested in 24,700,000 and 1,000,000 Options, no other Directors had any interests in the Options as at the Latest Practicable Date.

As at the Latest Practicable Date, the Company has 3,760,051,858 Shares in issue. If the refreshment of the limit is approved by the Shareholders, the maximum number of Shares which may be issued upon the exercise of all Options to be granted under the Share Option Scheme as refreshed should be 376,005,185 Shares (assuming no further Shares will be allotted and issued and no Shares will be repurchased after the Latest Practicable Date and up to the date of the Annual General Meeting).

Notwithstanding the foregoing, the maximum number of Shares which may be issued upon exercise of all outstanding Options granted and yet to be exercised under the Share Option Scheme and any other share option scheme(s) of the Company must not in aggregate exceed 30% of the total number of Shares in issue from time to time.

The proposed refreshment of the 10% limit on grant of Options under the Share Option Scheme will enable the Company to grant further Options to those eligible participants as incentive and/or rewards for their contribution to the Group. The Board considers that the proposed refreshment of the 10% limit on grant of Options under the Share Option Scheme is in the interests of the Company and its Shareholders as a whole.

The proposed refreshment of the 10% limit on grant of Options under the Share Option Scheme is conditional on:

(a) the passing of the necessary resolution to approve the proposed refreshment of the limit by the Shareholders at the Annual General Meeting; and

(b) the Listing Committee of the Stock Exchange granting the approval of the listing of, and permission to deal in, the Shares to be issued pursuant to the exercise of Options to be granted under the refreshed limit.

Application will be made by the Company to the Stock Exchange for the listing of, and permission to deal in, the Shares to be issued by the Company pursuant to exercise of Options to be granted under the refreshed limit.

ANNUAL GENERAL MEETING

The Notice of Annual General Meeting (as appearing in pages 13 to 17 of this circular) sets out the proposed resolutions for the re-election of retiring Directors, the Repurchase Mandate, the general mandate to issue Shares and the refreshment of 10% limit under the Share Option Scheme.

A form of proxy for use at the Annual General Meeting is enclosed herewith. Whether or not you are able to attend the Annual General Meeting in person, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the branch share registrar of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as practicable and in any event not later than 48 hours before the time appointed for holding of the Annual General Meeting or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the Annual General Meeting or any adjourned meeting should you so wish.

PROCEDURES BY WHICH SHAREHOLDERS MAY DEMAND A POLL

Pursuant to Rule 13.55(3) of the Listing Rules, the procedures by which Shareholders may demand a poll in a general meeting of the Company is set out as follows:

According to Bye-law 66, a resolution proposed at a general meeting of the Company shall be decided on a show of hands unless a poll is demanded before or on the declaration of the result of the show of hands by:

(i) the chairman of such meeting; or

(ii) at least 3 Shareholders present in person (or in the case of a Shareholder being a corporation by its duly authorised corporate representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) any Shareholder or Shareholders present in person (or in the case of a Shareholder being a corporation by its duly authorised corporate representative) or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(iv) any Shareholder or Shareholders present in person (or in the case of a Shareholder being a corporation by its duly authorised corporate representative) or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

RECOMMENDATION

The Directors are of the opinion that the proposals for re-election of retiring Directors, the Repurchase Mandate and the general mandates to issue Shares and the refreshment of 10% limit under the Share Option Scheme and all other resolutions set out in the Notice of Annual General Meeting are in the best interests of the Company and the Shareholders and, accordingly, recommend you to vote in favour of the relevant resolutions to be proposed at the Annual General Meeting.

By order of the board

Pierre Seligman
Managing Director

This is an explanatory statement given to all Shareholders relating to a resolution to be proposed at the Annual General Meeting for approving the Repurchase Mandate. This explanatory statement contains all the information required pursuant to Rule 10.06(1)(b) and other relevant provisions of the Listing Rules which are set out as follows:

1. SHARE CAPITAL AND 2007 WARRANTS

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,760,051,858 Shares and the outstanding 2007 Warrants conferring rights to subscribe up to HK$53,829,800 in aggregate for 464,050,000 Shares (subject to adjustment).

Exercise in full of the Repurchase Mandate, on the basis that no further exercise of the 2007 Warrants and no further Shares are issued or repurchased prior to the date of the Annual General Meeting, could accordingly result in up to 376,005,185 Shares, representing 10% of the issued share capital of the Company as at the Latest Practicable Date, being repurchased by the Company.

2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its Shareholders to seek a general authority from Shareholders to enable the Directors to purchase the Shares and the 2007 Warrants in the market. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and/or its earnings per share and will only be made when the Directors believe that such a purchase will benefit the Company and its Shareholders.

3. FUNDING OF REPURCHASES

Pursuant to the Repurchase Mandate, repurchases would be funded entirely from the Company's available cashflow or working capital facilities which will be funds legally available in accordance with the provisions of the Bye-laws and the Bermuda law for the purpose. It is envisaged that the funds required for any repurchase would be derived from those funds of the Company, legally permitted to be utilised in this connection, including capital paid up on the Shares to be repurchased, profits otherwise available for distribution and sums standing to either the share premium account or contributed surplus account of the Company.

On the basis of the consolidated financial position of the Company as at 31 March 2006 (being the date to which the latest published audited financial statements of the Company have been made up), the Directors consider that the exercise in full of the Repurchase Mandate would not have a material adverse impact on the working capital or gearing level of the Company. No repurchase would be made in circumstances that would have a material adverse impact on the working capital or gearing level of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors consider that such purchases were in the best interests of the Company notwithstanding such material adverse impact.

4. SHARE PRICES

The highest and lowest market prices at which the Shares have traded on the Stock Exchange in each of the previous twelve months from August 2005 to July 2006 were as follows:

Month	Highest *HK$*	Lowest *HK$*
2005		
August	0.165	0.13
September	0.159	0.135
October	0.153	0.139
November	0.15	0.128
December	0.182	0.146
2006		
January	0.242	0.181
February	0.385	0.228
March	0.78	0.37
April	0.84	0.68
May	1.03	0.3
June	0.45	0.67
July	0.63	0.475

5. REPURCHASES OF SHARES AND 2007 WARRANTS MADE BY THE COMPANY

No repurchases of Shares and 2007 Warrants have been made by the Company during the last six months.

6. GENERAL INFORMATION

None of the Directors nor, to the best of their knowledge, having made all reasonable enquiries, any of their associates, have any present intention, if the Repurchase Mandate is approved and exercised, to sell any Shares and 2007 Warrants to the Company or its subsidiaries.

The Directors have undertaken to the Stock Exchange, so far as the same may be applicable, to exercise the power of the Company to repurchase Shares and 2007 Warrants in accordance with the Listing Rules and the applicable laws of Bermuda.

If as a result of a share repurchase a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (within the meaning of the Takeovers Code) depending on the level of increase of the Shareholder's interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with rule 26 of the Takeovers Code as a result of such increase.

As at the Latest Practicable Date, Dr Zoltan J. Kiss was interested in approximately 16.49% of the issued share capital of the Company. Dr Zoltan J. Kiss was not interested in any 2007 Warrants or Options. Based on such shareholdings, in the event that the Directors exercise in full the power to repurchase securities pursuant to the Repurchase Mandate and there is no change in the issued share capital of the Company after the Latest Practicable Date, the shareholdings of Dr Zoltan J. Kiss would increase to approximately 18.32% of the issued share capital of the Company. The Directors are not aware of any Shareholder or group of Shareholders acting in concert who will become obliged to make a mandatory offer in accordance with rule 26 of the Takeovers Code as a result of repurchase of securities. The Directors also consider that such increase would not reduce the total number of issued Shares held by the public to less than 25% as required under Rule 8.08 of the Listing Rules (or the relevant prescribed minimum percentage required by the Stock Exchange).

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares or 2007 Warrants to the Company, or have undertaken not to do so, if the Repurchase Mandate is approved by the Shareholders.

As required by the Listing Rules, the followings are the details of the Directors who are proposed to be re-elected at the Annual General Meeting.

Mr Chow Siu Ngor

Mr Chow Siu Ngor, aged 51, was appointed as an independent non-executive director on 5 October 1998 and a member of the audit committee of the Company on 29 March 1999. Mr Chow is a practising solicitor in Hong Kong. Mr Chow graduated from the Chinese University of Hong Kong in 1981 with an honours degree in Social Science. He then obtained an honours degree in Laws from the University of Birmingham in 1987. Mr Chow was admitted as a solicitor of the Supreme Court of Hong Kong in 1990 and has been in private practice since then. Currently, Mr Chow is an Assistant Solicitor with Messrs P. C. Woo & Co., Solicitors & Notaries of Hong Kong. Mr Chow also serves as an independent non-executive director of three other listed companies in Hong Kong namely CCT Tech International Limited, REXCAPITAL Financial Holdings Limited and eForce Holdings Limited.

Mr Chow is not connected with any directors, senior management or substantial or controlling shareholders of the Company, and he does not have any interests in the Shares within the meaning of Part XV of the SFO. There is no service contract entered into between the Company and Mr Chow and he is subject to retirement by rotation and re-election in accordance with the Bye-laws. Mr Chow received a director's fee of HK$80,000 per annum. The Board may from time to time determine his remuneration and benefit.

Mr Chan Wai Kwong Peter

Mr Chan Wai Kwong Peter, aged 53, was appointed as an executive director on 8 April 2002. He graduated with a bachelor degree in Social Science (Economics) from the University of Western Ontario, Canada in 1978. Mr Chan has over 23 years of experience in marketing and business development. Prior to joining the Group, Mr Chan was a chief operation officer of Chinainfohighway Hong Kong Limited, a total Internet solutions provider. Mr Chan is also an executive director of Mobile Telecom Network (Holdings) Limited and an independent non-executive director of China Golden Development Holdings Limited and Shang Hua Holdings Limited, all are listed companies in Hong Kong.

Mr Chan is not connected with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, within the meaning of Part XV of the SFO, Mr Chan was interested in 600,000 Company's Shares. Save as disclosed herein, he does not have any interests in the Shares within the meaning of Part XV of the SFO. There is a service contract entered into between the Company and Mr Chan. The appointment of Mr Chan has no fixed term but he is subject to retirement by rotation and re-election in accordance with the

Bye-laws. Mr Chan has not received any director's fee since his appointment. He received a monthly emolument of approximately HK$20,000. The Board may from time to time determine his remuneration and benefit.

Dr Zoltan J. Kiss

Dr Kiss, aged 74, graduated with honors degree of BaScE from the University of Toronto in 1956 and received a master's degree in applied science also from the University of Toronto in 1957. In 1959 he received a Ph.D. degree in physics. Dr Kiss is indirectly interested in 620,000,000 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance and is the substantial shareholder of the Company. Dr Kiss has not been a director in any other listed company in the past 3 years.

There is no service contract between the Company and Dr Kiss. He has no fixed term of service with the Company but will be subject to retirement and re-election at the next general meeting of the Company (thereafter retirement by rotation) pursuant to the Bye-laws of the Company. Dr Kiss received a monthly emolument of US$20,000. The Board may from time to time determine his remuneration and benefit.

Mr Tam Kam Biu William

Mr Tam, aged 49, obtained a Bachelor of Business Administration degree and a Master of Business Administration degree from York University, Toronto, Canada. He is a fellow of Association of Chartered Certified Accountants, United Kingdom and an associate of the Hong Kong Institute of Certified Public Accountants. Mr Tam is currently a director and chief financial officer of Q9 Technology Holdings Limited, a company listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. Mr Tam is not connected with any directors, senior management or substantial or controlling shareholders of the Company, and he does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract entered into between the Company and Mr Tam and he is subject to retirement by rotation and re-election in accordance with the Bye-laws. Mr Tam received a director's fee of HK$20,000 monthly. The Board may from time to time determine his remuneration and benefit.

Save for the information set out in this Appendix II, there is no other information or any other matters that need to be brought to the attention of the Shareholders in respect of the retiring Directors who stand for re-election at the Annual General Meeting and there is no information or any other matters to be disclosed for any of the retiring Directors pursuant to any of the requirements under 13.51(2) of the Listing Rules.

CHINA SOLAR ENERGY HOLDINGS LIMITED
華基光電能源控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

NOTICE IS HEREBY GIVEN that the annual general meeting of China Solar Energy Holdings Limited (the "Company") will be held at Falcon Room II, Basement, Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong on Thursday, 31 August 2006 at 10:30 a.m. for the following purposes:–

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 March 2006.

2. To re-elect retiring directors whose brief biographical details are set out in Appendix II of the circular of the Company dated 8 August 2006.

3. To authorize the board of directors to fix the remuneration of directors.

4. To re-appoint auditors and to authorize the board of directors to fix their remuneration.

As special business, to consider and, if thought fit, to pass with or without amendments, the following resolutions as an Ordinary Resolutions:–

5. "**THAT**:–

   (1) subject to paragraphs (2) and (3) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined in paragraph (4) of this resolution) of all the powers of the Company to repurchase securities of the Company listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and is recognized by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

* *For identification purpose only*

(2) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (1) of this resolution shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this resolution, and the said approval shall be limited accordingly;

(3) the aggregate amount of subscription rights attached to the warrants to be purchased by the Company pursuant to the approval in paragraph (1) above shall not exceed 10 per cent of the aggregate amount of subscription rights attached to such warrants outstanding at the date of passing this resolution, and the said approval shall be limited accordingly; and

(4) for the purposes of this resolution:–

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders of the Company in general meeting; or

(iii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Company's Bye-laws to be held."

6. "**THAT**:–

(1) subject to paragraph (3) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined in paragraph (4) of this resolution) of all the powers of the Company to allot, issue or otherwise deal with additional shares in the share capital of the Company and to make or grant offers, agreements or options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(2) the approval in paragraph (1) of this resolution shall authorize the directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(3) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (1) of this resolution, otherwise than pursuant to:–

(i) a Rights Issue (as defined in paragraph (4) of this resolution);

(ii) the exercise of any option under any option scheme or similar arrangement for the time being adopted for the grant or issue to relevant eligible participants of shares or rights to acquire shares of the Company;

(iii) the exercise of subscription rights or conversion rights attaching to the warrants issued by the Company or any securities which are convertible into shares of the Company and from time to time outstanding; or

(iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company,

shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution and the said approval shall be limited accordingly;

(4) for the purposes of this resolution:–

"Relevant Period" shall have the same meaning as in resolution no. 5(4) above; and

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer of shares or other securities of the Company open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register of the Company on a fixed record date in proportion to their then holdings of such shares or class thereof as at that date (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to overseas shareholders or fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in any territory outside the Hong Kong Special Administrative Region of the People's Republic of China)."

7. "**THAT** conditional upon the passing of resolutions nos. 5 and 6 set out in the notice convening this meeting, the general mandate granted to the directors of the Company to exercise the powers of the Company to allot, issue or otherwise deal with additional shares in the share capital of the Company and to make or grant offers, agreements and options be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution no. 5 set out in the notice convening this meeting, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this resolution."

8. "**THAT** subject to and conditional upon the Listing Committee of the Stock Exchange of Hong Kong Limited granting the approval of the listing of, and permission to deal in, the shares in the share capital of the Company to be issued pursuant to the exercise of options to be granted under the Share Option Scheme adopted by the Company on 29 July 2002 (the "Share Option Scheme") and any other share option scheme(s) of the Company, the refreshment of the limit in respect of the maximum number of Shares which may be issued upon exercise of all options to be granted under the Share Option Scheme (excluding options previously granted under the Share Option Scheme and any other share option scheme(s) of the Company (including those outstanding, cancelled, or lapsed in accordance with the relevant scheme rules or exercised options) to the extent of up to 10 per cent of the total number of the shares of the Company in issue as at the date of passing of this resolution be and is hereby approved and that the directors of the Company be and are hereby authorized to do all such acts and things and execute all such documents to give effect to the foregoing arrangement and to grant options up to the refreshed limit and to exercise all powers of the Company to allot, issue or otherwise deal with the shares of the Company pursuant to the exercise of such options."

By order of the board

Pierre Seligman
Managing Director

Hong Kong, 8 August 2006

As at the date hereof, the chairman and non-executive director of the Company is Dr Zoltan J. Kiss, The executive directors of the Company are Mr Pierre Seligman, Mr Chu Chik Ming Jack and Mr Chan Wai Kwong Peter. The independent non-executive directors of the Company are Mr Chow Siu Ngor, Mr Yin Tat Man and Mr Tam Kam Biu William.

Notes:–

1. Every shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

2. A form of proxy for use at the above meeting is enclosed herewith.

3. Where there are joint registered holders of any shares of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he was solely entitled thereto provided that if more than one of such joint holders be present at the meeting personally or by proxy that one of the said persons so present whose name stands first on the register of shareholders in respect of such shares shall alone be entitled to vote in respect thereof.

4. In order to be valid, a form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited with the Company's branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting thereof.

CHINA SOLAR ENERGY HOLDINGS LIMITED
華基光電能源控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

FORM OF PROXY for ANNUAL GENERAL MEETING

I/We ______________________________ of ______________________________

being the registered holder(s) of ______________________________ share(s) of HK$0.01 each (the "Share(s)") in the capital of China Solar Energy Holdings Limited (the "Company"), HEREBY APPOINT ______________________________
______________________________ of ______________________________

OR FAILING HIM THE CHAIRMAN OF THE MEETING (as defined below) as my/our proxy to attend and act for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Falcon Room II, Basement, Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong on Thursday, 31 August 2006 at 10:30 a.m. (the "Meeting") for the purpose of considering and, if thought fit, with or without modification, passing the resolutions as set out in the notice convening the Meeting (the "Notice of Meeting") and at the Meeting to vote for me/us and in my/our name(s) in respect of such resolutions as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit.

			FOR	AGAINST
1.	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st March 2006.			
2.	(a)	To re-elect Mr Chow Siu Ngor as director.		
	(b)	To re-elect Mr Chan Wai Kwong Peter as director.		
	(c)	To re-elect Dr Zoltan J. Kiss as chairman and non-executive director.		
	(d)	To re-elect Mr Tam Kam Biu William as director.		
3.	To authorise the board of directors to fix the remuneration of directors.			
4.	To re-appoint Messrs Grant Thornton as auditors and authorize the board of directors to fix their remuneration.			
	ORDINARY RESOLUTIONS			
5.	To grant a general mandate to the directors to repurchase securities of the Company.			
6.	To grant a general mandate to the directors to allot, issue or otherwise deal with additional shares of the Company.			
7.	To extend the general mandate to the directors to allot, issue or otherwise deal with additional shares of the Company by the amount of shares repurchased.			
8.	To approve the refreshment of the 10% limit in respect of the maximum number of shares of the Company which may be issued upon exercise of all options to be granted under the existing share option scheme of the Company			

Signature(s) ______________________________

Full name(s) (Block Capitals) ______________________________

Dated this ______________ day of ______________ 2006

Notes:

1. Full name(s) and address(es) must be inserted in BLOCK CAPITALS. The names of all joint registered holders should be stated.
2. Please insert the number of Shares registered in your name(s) and to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all Shares registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, strike out the relevant reference and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4. IMPORTANT: If you wish to vote for the resolution, tick in the relevant box marked "For". If you wish to vote against the resolution, tick in the relevant box marked "Against". If no direction is given the proxy will vote or abstain as he/she thinks fit. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the Meeting in addition to the one referred to in the Notice of Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign on behalf of the corporation.
6. In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a certified copy of such power of attorney or authority, must be deposited at the Company's branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof.
7. In the case of joint holders of a Share, if more than one of such joint holders are present at the Meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion of this form will not preclude you from attending and voting at the Meeting if you so wish.

* *For identification purpose only*

CHINA SOLAR ENERGY HOLDINGS LIMITED
華基光電能源控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the annual general meeting of China Solar Energy Holdings Limited (the "Company") will be held at Falcon Room II, Basement, Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong on Thursday, 31 August 2006 at 10:30 a.m. for the following purposes:–

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 March 2006.

2. To re-elect retiring directors whose brief biographical details are set out in Appendix II of the circular of the Company dated 8 August 2006.

3. To authorize the board of directors to fix the remuneration of directors.

4. To re-appoint auditors and to authorize the board of directors to fix their remuneration.

   As special business, to consider and, if thought fit, to pass with or without amendments, the following resolutions as an Ordinary Resolutions:–

5. "**THAT**:–

   (1) subject to paragraphs (2) and (3) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined in paragraph (4) of this resolution) of all the powers of the Company to repurchase securities of the Company listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and is recognized by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

* *For identification purpose only*

(2) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (1) of this resolution shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this resolution, and the said approval shall be limited accordingly;

(3) the aggregate amount of subscription rights attached to the warrants to be purchased by the Company pursuant to the approval in paragraph (1) above shall not exceed 10 per cent of the aggregate amount of subscription rights attached to such warrants outstanding at the date of passing this resolution, and the said approval shall be limited accordingly; and

(4) for the purposes of this resolution:–

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders of the Company in general meeting; or

(iii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Company's Bye-laws to be held."

6. "**THAT**:–

(1) subject to paragraph (3) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined in paragraph (4) of this resolution) of all the powers of the Company to allot, issue or otherwise deal with additional shares in the share capital of the Company and to make or grant offers, agreements or options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(2) the approval in paragraph (1) of this resolution shall authorize the directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(3) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (1) of this resolution, otherwise than pursuant to:–

(i) a Rights Issue (as defined in paragraph (4) of this resolution);

(ii) the exercise of any option under any option scheme or similar arrangement for the time being adopted for the grant or issue to relevant eligible participants of shares or rights to acquire shares of the Company;

(iii) the exercise of subscription rights or conversion rights attaching to the warrants issued by the Company or any securities which are convertible into shares of the Company and from time to time outstanding; or

(iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company,

shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution and the said approval shall be limited accordingly;

(4) for the purposes of this resolution:–

"Relevant Period" shall have the same meaning as in resolution no. 5(4) above; and

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer of shares or other securities of the Company open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register of the Company on a fixed record date in proportion to their then holdings of such shares or class thereof as at that date (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in

relation to overseas shareholders or fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in any territory outside the Hong Kong Special Administrative Region of the People's Republic of China)."

7. "**THAT** conditional upon the passing of resolutions nos. 5 and 6 set out in the notice convening this meeting, the general mandate granted to the directors of the Company to exercise the powers of the Company to allot, issue or otherwise deal with additional shares in the share capital of the Company and to make or grant offers, agreements and options be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution no. 5 set out in the notice convening this meeting, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this resolution."

8. "**THAT** subject to and conditional upon the Listing Committee of the Stock Exchange of Hong Kong Limited granting the approval of the listing of, and permission to deal in, the shares in the share capital of the Company to be issued pursuant to the exercise of options to be granted under the Share Option Scheme adopted by the Company on 29 July 2002 (the "Share Option Scheme") and any other share option scheme(s) of the Company, the refreshment of the limit in respect of the maximum number of Shares which may be issued upon exercise of all options to be granted under the Share Option Scheme (excluding options previously granted under the Share Option Scheme and any other share option scheme(s) of the Company (including those outstanding, cancelled, or lapsed in accordance with the relevant scheme rules or exercised options) to the extent of up to 10 per cent of the total number of the shares of the Company in issue as at the date of passing of this resolution be and is hereby approved and that the directors of the Company be and are hereby authorized to do all such acts and things and execute all such documents to give effect to the foregoing arrangement and to grant options up to the refreshed limit and to exercise all powers of the Company to allot, issue or otherwise deal with the shares of the Company pursuant to the exercise of such options."

By order of the board
Pierre Seligman
Managing Director

Hong Kong, 8 August 2006

As at the date hereof, the chairman and non-executive director of the Company is Dr Zoltan J. Kiss, The executive directors of the Company are Mr Pierre Seligman, Mr Chu Chik Ming Jack and Mr Chan Wai Kwong Peter. The independent non-executive directors of the Company are Mr Chow Siu Ngor, Mr Yin Tat Man and Mr Tam Kam Biu William.

Notes:–

1. Every shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

2. Where there are joint registered holders of any shares of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he was solely entitled thereto provided that if more than one of such joint holders be present at the meeting personally or by proxy that one of the said persons so present whose name stands first on the register of shareholders in respect of such shares shall alone be entitled to vote in respect thereof.

3. In order to be valid, a form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited with the Company's branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting thereof.

Please also refer to the published version of this announcement in The Standard.

Investor

Investment Service Centre

Listed Companies Information

CHINA SOLAR<00155> - Amendment to Results Announcement (Advised by CHINA SOLAR)

The Stock Exchange has received a message from China Solar Energy Holdings Limited which is reproduced as follows:-

"We refer to the final results announcement form for the year ended 31st March 2006 submitted to the Stock Exchange on 27th July 2006 and would like to inform that due to inadvertent typographical error, the figure on the item "Loss on disposal of property, plant and equipment" shown on note 3 under the heading "Loss from operations" should be 66,000 instead of (66,000)."

CHINA SOLAR ENERGY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

ANNUAL RESULT ANNOUNCEMENT

FOR THE YEAR ENDED 31 MARCH 2006

(Expressed in Hong Kong dollars)

FINANCIAL RESULTS

The board of directors (the "Board") of China Solar Energy Holdings Limited (formerly known as "REXCAPITAL International Holdings Limited") (the "Company") hereby announces the audited results of the Company and its subsidiaries (the "Group") for the year ended 31 March 2006 together with the audited comparative figures for the corresponding period in 2005 as follows:

Consolidated income statement

For the year ended 31 March 2006

	Notes	2006 HK$'000	Restated 2005 HK$'000
Revenue	3, 5	**12,354**	3,769
Other income	4	**2,704**	1,678
Costs of long-term service contracts		**(6,479)**	–
Staff costs		**(13,186)**	(6,130)
Consultancy expenses		**(22,106)**	–
Amortisation of goodwill		–	(2,712)
Impairment of goodwill		**(47,890)**	–
Depreciation of property, plant and equipment		**(122)**	(1)
Fair value gain on financial assets at fair value through profit or loss/Unrealised loss on trading securities at fair value		**4,880**	(15,447)
Provision for impairment of receivables arising from			
– disposal of subsidiaries		–	(350,000)
– others		**(19,107)**	(1,476)
Other operating expenses		**(7,835)**	(4,570)
Loss from operations	6	**(96,787)**	(374,889)
Finance costs	7	**(536)**	(908)
Non-operating income		–	1
Loss before income tax		**(97,323)**	(375,796)
Income tax expense	8	**(118)**	(517)
Loss for the year		**(97,441)**	(376,313)
Attributable to:			
Equity holders of the Company	9	**(95,506)**	(376,313)
Minority interests		**(1,935)**	–
		(97,441)	(376,313)

Loss per share for loss attributable to equity holders of the Company for the year

		HK cents	HK cents
Basic	*11(a)*	(3.32)	(18.05)
Diluted	*11(a)*	N/A	N/A

Consolidated balance sheet
As at 31 March 2006

	Notes	**2006** *HK$'000*	2005 *HK$'000*
Non-current assets			
Property, plant and equipment		**12,106**	3
Goodwill		**140,575**	47,890
Available-for-sales financial assets		–	–
Investments in securities		–	–
		152,681	47,893
Current assets			
Inventories		**519**	–
Unbilled revenue from long-term service contracts		**6,858**	–
Financial assets at fair value through profit or loss		**16,173**	–
Trading securities		–	13,388
Trade and other receivables	*12*	**22,770**	35,954
Amount due from a shareholder		**15,720**	–
Amount due from a minority shareholder		**3,908**	–
Tax recoverable		**674**	674
Cash and cash equivalents		**147,419**	7,841
		214,041	57,857
Current liabilities			
Trade and other payables	*13*	**29,800**	3,151
Amount due to a related company		–	9,395
Provision for taxation		**635**	517
Borrowings		**3,832**	6,752
		34,267	19,815
Net current assets		**179,774**	38,042
Total assets less current liabilities / Net assets		**332,455**	85,935
Equity			
Share capital		**36,326**	27,525
Reserves		**281,408**	58,410
Equity attributable to equity holders of the Company		**317,734**	85,935
Minority interests		**14,721**	–
Total equity		**332,455**	85,935

Notes

1. BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants. In addition, the financial statements include the applicable disclosure requirements of the Hong Kong Companies ordinance and the Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. They have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities. These financial statements are presented in Hong Kong dollars.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 March each year. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. All material intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated on consolidation. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred, in which case they are recognised immediately in income statement.

The acquisition of subsidiaries during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the assets acquired and liabilities, including contingent liabilities, assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.

2. ADOPTION OF NEW AND REVISED HKFRS

2.1 Impact of new and revised HKFRS which are effective in the current financial year

From 1 April 2005, the Group has adopted the following new or revised standards of HKFRS which are relevant to its operations:

HKAS 1	Presentation of Financial Statements
HAKS 2	Inventories
HAKS 7	Cash Flow Statements
HAKS 8	Accounting Polices, Changes in Accounting Estimates and Errors
HAKS 12	Income Taxes
HAKS 14	Segment Reporting
HAKS 16	Property, Plant and Equipment
HAKS 17	Leases
HAKS 18	Revenue
HAKS 19	Employee Benefits
HAKS 21	The Effects of Changes in Foreign Exchange Rates
HAKS 23	Borrowing Costs
HAKS 24	Related Party Disclosures
HAKS 27	Consolidated and Separate Financial Statements
HAKS 32	Financial Instruments: Disclosure and Presentation
HAKS 33	Earnings per Share
HAKS 36	Impairment of Assets
HAKS 37	Provisions, Contingent Liabilities and Contingent Assets
HAKS 38	Intangible Assets
HAKS 39	Financial Instruments: Recognition and Measurement
HAKS 39 Amendment	Transitional and Initial Recognition of Financial Assets and Financial Liabilities
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations

All the standards have been applied retrospectively except where specific transitional provisions require a different treatment. Accordingly, the financial statements for the year ended 31 March 2005 including their presentation have been amended in accordance with HKAS 8 and comparative figures for financial year 2005 contained in these financial statements differ from those published in the financial statements for the year ended 31 March 2005.

Significant impacts on current, prior or future periods arising from the first-time adoption of the standards listed above with respect to presentation, recognition and measurement of accounts are described in the following paragraphs:

(a) *Adoption of HKAS 1*

The adoption of HKAS 1 led to an update of the presentation of financial statements. In particular, minority interests are now included as a separate line item within equity. Profit and loss attributable to minority interests and that attributable to equity holders of the Company is now presented as an allocation of the net result of the year. In addition, proceeds from sale of trading securities are now excluded from revenue.

(b) *Adoption of HKAS 32 and HKAS 39*

HKAS 32 requires all disclosure and presentation rules regarding financial instruments to be applied retrospectively. HKAS 39 generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis.

Convertible notes

In the prior year, convertible notes were stated at amortised cost. Upon the adoption of HKAS 32, convertible notes are split into liability and equity components. The adoption of HKAS 32 has no material effect on the financial statements.

Investments in securities

Prior to the adoption of HKAS 39, the Group classified its investments in securities as "Investments in securities" and "Trading securities" and recorded them at cost less any impairment and at fair value respectively. Upon the adoption of HKAS 39, investments in securities are classified as available-for-sale financial assets or financial assets at fair value through profit or loss, as appropriate. In accordance with the provision of HKAS 39, available-for-sale financial assets and financial assets at fair value through profit or loss are carried at fair value with changes in fair value dealt with in equity and recognised in income statement respectively. The adoption of HKAS 39 has not resulted in any change in measurement of these securities. Other adjustments as a result of adoption of HKAS 39, which is applied prospectively, is recognised in the opening balances on 1 April 2005 and are summarised in note 2.1(f).

(c) *Adoption of HKAS 36 and HKFRS 3*

Goodwill arising on acquisitions in prior years was capitalised and amortised over its estimated useful life and was subject to impairment testing when there was indication of impairment. The adoption of HKFRS 3 has resulted in the Group ceasing goodwill amortisation and commencing impairment testing annually as well as when there is indication of impairment. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current financial year. The carrying amount of the related accumulated amortisation on 1 April 2005 was eliminated against the gross amount of goodwill.

The effect of the above changes are summarised in notes 2.1(e) and 2.1(f). In accordance with the relevant transitional provisions of HKFRS 3, comparative figures have not been restated.

(d) *Adoption of HKFRS 2*

HKFRS 2 requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares, or in exchange for other assets equivalent in value to a given number of shares or rights over shares. The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options of the Company or its subsidiaries determined at the date of grant of the share options over the vesting period ("share based compensation"). Prior to the adoption of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. The transitional provisions of HKFRS 2 allow the Group to adopt HKFRS 2 retrospectively for share options which were granted on or

after 7 November 2002 and had not yet vested on 1 April 2005. Other than the share options granted during the current financial year which have been accounted for in accordance with HKFRS 2 (the financial effect is summarised in notes 2.1(e) and 2.1(f)), the Group had no share options granted after 7 November 2002 and remained unvested on 1 April 2005 and accordingly, comparative figures have not been restated.

(e) *The changes in accounting policies arising from the adoption of the new and revised HKFRS have effect on the consolidated income statement for the year ended 31 March 2006 and the effect are summarised below:*

	Effect of adopting		
	HKAS 36 & HKFRS 3	**HKFRS 2**	**Total**
	HK$'000	*HK$'000*	*HK$'000*
Year ended 31 March 2006			
Decrease in amortisation of goodwill	**2,712**	**–**	**2,712**
Increase in staff costs			
– share options	**–**	**(24,186)**	**(24,186)**
(Increase)/Decrease in loss for the year	**2,712**	**(24,186)**	**(21,474)**
	HK cents	**HK cents**	**HK cents**
(Increase)/Decrease in basic loss per share	**0.09**	**(0.84)**	**(0.75)**
	HK cents	**HK cents**	**HK cents**
(Increase)/Decrease in diluted loss per share	**N/A**	**N/A**	**N/A**

(f) *The changes in accounting policies arising from the adoption of the new and revised HKFRS have effect on the consolidated balance sheets as at 1 April 2005 and 31 March 2006 and the effects are summarised below:*

	Effect of adopting			
	HKAS 32 & HKAS 39	**HKAS 36 & HKFRS 3**	**HKFRS 2**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At 1 April 2005				
Increase/(Decrease) in assets				
Financial assets at fair value through profit or loss	13,388	–	–	13,388
Trading securities	(13,388)	–	–	(13,388)
At 31 March 2006				
Increase/(Decrease) in assets				
Financial assets at fair value through profit or loss	16,173	–	–	16,173
Trading securities	(16,173)	–	–	(16,173)
Increase/(Decrease) in equity				
Share option reserve	–	–	22,569	22,569
Share premium	–	–	1,617	1,617
Accumulated losses	–	2,712	(24,186)	(21,474)

2.2 *New standards or interpretation that have been issued but not yet effective*

The Group has not early adopted the following standards or interpretations of HKFRS that have been issued but are not yet effective and are relevant to the Group. The directors of the Company anticipate that the adoption of such standards or interpretations will not result in substantial changes as to how the results and financial position are prepared and presented.

HKAS 1 (Amendment)	Capital Disclosures [1]
HKAS 21 (Amendment)	The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation [2]
HKAS 39 (Amendment)	The Fair Value Option [2]
HKAS 39 & HKFRS 4 (Amendment)	Financial Instruments: Recognition and Measurement and Insurance Contracts – Financial Guarantee Contracts [2]

HKFRS 7	Financial Instruments – Disclosures [1]
HK(IFRIC) – INT 8	Scope of HKFRS2 [3]
HK(IFRIC) – INT 9	Reassessment of Embedded Derivatives [4]

1 *Effective for annual periods beginning on or after 1 January 2007*
2 *Effective for annual periods beginning on or after 1 January 2006*
3 *Effective for annual periods beginning on or after 1 May 2006*
4 *Effective for annual periods beginning on or after 1 June 2006*

3. REVENUE

Revenue, which is also the Group's turnover, represents value of services rendered and interest income earned from money lending. An analysis of revenue is as follows:

	2006 *HK$'000*	Restated 2005 *HK$'000*
Financial advisory services	**813**	715
Interest income	**3,816**	3,054
Long-term service contracts	**7,725**	–
	12,354	3,769

Note:

The gross proceeds from the sale of trading securities for the year amounted to HK$23,012,000 (2005: HK$44,405,000). Upon adoption of HKAS 1 "Presentation of Financial Statements", the amount is excluded from the revenue for the year. The comparative figure for 2005 has been reclassified to conform with current year's presentation.

The results arising from the fair valuation of trading securities is now shown separately in the consolidated income statement under "Fair value gain on financial assets at fair value through profit or loss/unrealised loss on trading securities at fair value".

4. OTHER INCOME

	2006 *HK$'000*	2005 *HK$'000*
Secondment services	**2,628**	1,613
Interest income	**60**	1
Others	**16**	64
	2,704	1,678

5. SEGMENT REPORTING

(a) Business segments

	Strategic investments and capital market activities		Financing		Photovoltaic business		Unallocated		Consolidated	
		Restated								Restated
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue from external customers	813	715	3,816	3,054	7,725	-	-	-	12,354	3,769
Segment result	(46,845)	(23,148)	(10,677)	3,066	(3,888)	-	-	-	(61,410)	(20,082)
Unallocated operating expenses, net									(35,377)	(354,807)
Loss from operations									(96,787)	(374,889)
Finance costs									(536)	(908)
Non-operating income									-	1
Loss before income tax									(97,323)	(375,796)
Income tax expense									(118)	(517)
Loss for the year									(97,441)	(376,313)
Depreciation	-	-	-	-	110	-	12	1	122	1
Amortisation of goodwill	-	2,712	-	-	-	-	-	-	-	2,712
Capital expenditure	106	-	-	-	12,185	-	-	-	12,291	-
Impairment provision of receivables	-	1,476	14,435	-	-	-	4,672	350,000	19,107	351,476
Impairment of goodwill	47,890	-	-	-	-	-	-	-	47,890	-
Fair value gain on financial assets at fair value through profit or loss/ unrealised loss on trading securities at fair value	4,880	(15,447)	-	-	-	-	-	-	4,880	(15,447)

(b) Geographical segments

The Group participates principally in China and the United States ("US").

	Hong Kong		Other areas of China		US		Consolidated	
		Restated						Restated
	2006	2005	2006	2005	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue from external customers	4,629	3,769	-	-	7,725	-	12,354	3,769

6. LOSS FROM OPERATIONS

	2006 HK$'000	Restated 2005 HK$'000
Loss from operations is arrived at after charging/(crediting):		
Auditors' remuneration		
– current	**680**	390
– over provision in prior year	**(36)**	(108)
Loss on disposal of property, plant and equipment	**66**	–
Operating lease charges in respect of land and buildings	**1,208**	306
Amount recognised as expenses for defined contribution retirement benefit schemes (included in staff costs)	**144**	115

7. FINANCE COSTS

	2006 HK$'000	2005 HK$'000
Interest charges on:		
Convertible notes	**–**	518
Other loans	**536**	390
	536	908

8. INCOME TAX EXPENSE

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the year.

No provision for income tax outside Hong Kong has been made (2005: Nil) as the companies comprising the Group operated outside Hong Kong either sustained a loss for taxation purpose or had a tax exemption.

	2006 HK$'000	2005 HK$'000
Current tax – Hong Kong income tax for the year	**118**	517

Reconciliation between tax expense and accounting profit or loss at applicable tax rates is as follows:

	2006 HK$'000	2005 HK$'000
Loss before income tax	**(97,323)**	(375,796)
Tax effect on loss before income tax calculated at rates applicable to profit or loss in the tax jurisdiction concerned	**(17,998)**	(65,764)
Tax effect of non-deductible expenses	**15,222**	66,919
Tax effect of non-taxable rèvenue	**(1,057)**	(1,011)
Tax losses utilised	**–**	(20)
Tax effect of current year's tax losses not recognised	**3,952**	393
Other temporary differences not recognised	**(1)**	–
Actual tax expense	**118**	517

The Group has deferred tax assets of HK$7,361,000 (2005: HK$3,684,000) arising from estimated tax losses of approximately HK$36,544,000 (2005: HK$21,051,000). The deferred tax assets have not been recognised as it is uncertain whether future taxable profit will be available for utilising the tax losses. The estimated tax losses incurred in Hong Kong amounting to HK$32,733,000 can be carried forward indefinitely and the estimated tax losses incurred in US amounting to HK$3,811,000 will expire in the financial year 2026.

At the balance sheet dates, the Group and the Company did not have any significant deferred tax liabilities.

9. LOSS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Of the consolidated loss attributable to equity holders of HK$95,506,000 (2005: HK$376,313,000), a loss of HK$35,701,000 (2005: HK$355,125,000) has been dealt with in the financial statements of the Company.

10. DIVIDENDS

The directors do not recommend the payment of a dividend for the year ended 31 March 2006 (2005: Nil) and the Company did not pay any interim dividend during the year.

11. LOSS PER SHARE

(a) *Basic loss per share*

The calculation of the basic loss per share is based on the loss for the year attributable to equity holders of the Company of HK$95,506,000 (2005: HK$376,313,000) and the weighted average number of ordinary shares of 2,873,962,000 (2005: 2,085,407,000) in issue during the year.

(b) *Diluted loss per share*

No diluted loss per share has been presented as the options and warrants of the Company and the options of a subsidiary were outstanding as at 31 March 2006 and 31 March 2005 and during the respective financial year had an anti-dilutive effect to the Group's loss per share.

12 TRADE AND OTHER RECEIVABLES

Details of the trade and other receivables including ageing anlysis of the gross trade receivable balance at the balance sheet date, based on loan drawdown date or invoice date, is as follows :

	Group	
	2006	2005
	HK$'000	*HK$'000*
Trade receivables:– *(note (i))*		
Within 3 months	**969**	1,005
4 to 6 months	**1,486**	444
7 to 12 months	**20,900**	29,738
Over 12 months	**13,042**	–
	36,397	36,187
Less: Provision for impairment *(note (i))*	**(14,435)**	–
	21,962	31,187
Deposits and prepayments	**808**	14
Other receivables	**354,672**	354,753
Less: Provision for impairment	**(354,672)**	(350,000)
	22,770	35,954

Notes:

(i) Included in trade receivables of the Group are loan receivables amounted to HK$35,335,000 (2005: HK$31,020,000) arising from the money lending business. The loan receivables are unsecured, interest-bearing at prime rate plus 5% per annum and with repayment period of 6 months or 12 months from date of drawdown. In respect of the remaining balance of HK$1,062,000 (2005: HK$167,000), billings are normally due on presentation.

(ii) The carrying amounts of trade and other receivables approximate their fair values at the balance sheet dates.

13 TRADE AND OTHER PAYABLES

Details of the trade and other payables including ageing analysis of trade payables, based on invoice date, are as follows:

	Group	
	2006	2005
	HK$'000	*HK$'000*
Trade payables		
Within 3 months	**819**	–
4 to 6 months	**154**	–
	973	–
Temporary receipts from customers	**13,948**	–
Other payables and accrued charges	**14,879**	3,151
	29,800	3,151

The carrying amounts of trade and other payables approximate their fair values at the balance sheet dates.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW AND PROSPECTS

During the period under review, the Group, in addition to continue to be principally engaged in two major businesses – strategic investments and capital market activities as well as financing business, has one more business in solar industry. The solar business was our group's new investment which became part of our group in this January.

STRATEGIC INVESTMENTS AND CAPITAL MARKET ACTIVITIES

Due to the issuance of the new accounting standard, turnover for trading of securities was restated to zero and instead, net effect between the sales proceeds and the cost of the securities sold was shown under the term "Fair value gain on financial assets at fair value through profit of loss/unrealised loss on trading securities at fair value" which was gain of approximately HK$4,880,000 (2005: loss of approximately HK$15,447,000). The improvement was due to the improving economic conditions strengthened market confidence which favorably affected the performance of the Group's securities investments.

Financing Business

For the period under review, turnover from this business segment accounted for 30.88% of the total turnover of the Group. Demand for finance is growing in tandem with the general expansion of corporate and investment activity and we believe that the Group will benefit from these opportunities. Although we adopt a prudent and conservative financing policy to maintain strict control of risk to protect the interests of our shareholders, we still take a prudent approach to make provision for doubtful debts of approximately HK$14 million to reflect the risk arising from the policy to the interest rate of China.

Solar Business

Despite the acquisition of the Terra Solar group was completed in January 2006, Terra Solar Group has already contributed the group's turnover by approximately HK$7.7M, representing 62.53% (2005: N/A)

Placing of New Shares

In March 2006, the Company completed the placement of 256,750,000 new shares to independent investors, at HK$0.59 per share, raising net proceeds of approximately HK$139 million which would be used for general working capital and future investments. We were delighted with the overwhelming positive response from independent investors to this placement, which we believe is a reflection of the financial market's confidence in the Group's investment value and growth potential. The placement has not only broadened the Group's shareholder base but also boost the liquidity of our shares.

Private Placing of Listed Warrants

In June 2005, the Company issued 550,000,000 listed warrants by way of private placing at the issue price of HK$0.046 per warrant, each conferring the right to subscribe for one new share at the initial exercise price of HK$0.116 up to an aggregate amount of HK$63,800,000 at any time during the period from 4 July 2005 to 3 July 2007. The Directors are of the view that the placing of warrant is a good opportunity to strengthen the Group's financial position and enhance its ability to develop and capture business opportunities. The net proceeds of approximately HK$24.0 million was used for general working capital and investment.

Acquisition of Solar Energy Business

In July 2005, the Company entered into a sale and purchase agreement with Multichannel Investments Limited. Pursuant to the agreement, the Company acquired the entire issued share capital of Eaglefly Technology Limited ("Eaglefly") for a total consideration of approximately HK$161 million. Upon completion of the acquisition, Eaglefly is a wholly-owned subsidiary of the Company. The Group, through Eaglefly, holds a 51% equity interest in Terra Solar Global Inc. and its subsidiaries (the "Terra Solar Group") with this investment forming the basis of the Group's entry into the solar energy business. The Group believes that solar power will bring dynamic, long-term business opportunities, especially against the background of recent oil price rises, growing worldwide energy demand and the apparent decline in fossil-fuels reserves as an affordable and sustainable resource. In addition, the Group believes its investment in the Terra Solar Group will strengthen the Group's earning potential and recurrent income base and have a positive impact on the Group's long term profitability.

Overall

Compared with last year, our results for the year under review reflected an improvement from the business operations because of the financial market in strategic investments and capital market activities are improved as a result of the gradual recovery of the Hong Kong economy in the year of 2005. And our new investment in the solar industry also has turnover contributed to our group even though the acquisition of 51% TerraSolar Global, Inc. ("TerraSolar"), a US based private solar photovoltaic company was completed in January 2006.

In May 2006, the name of our company have completely changed from "REXCAPITAL International Holdings Limited" to "China Solar Energy Holdings Limited". This is the beginning of a new era in our group, the Photovoltaic era.

The PV business has been growing at average rate of over 30% over the past five years. Recently there has been a huge shortage of silicon feedstock which has caused a huge shortage of PV modules. The price of silicon was US$9.-/Kilogram in 2000 and now it is well over US100.-/kilogram.

To meet the surging demand and supply limitations, some players are shifting to the next generation of PV Technology; thin film. Terra Solar and their technical staff have been innovators in the thin film PV industry for more than 30 years. They built and commercialized the first thin film amorphous Silicon production line in 1982.

Our company will leverage on Terra Solar's experience and know-how in the thin film PV technology to become the largest supplier of low cost thin film modules. In the first stage, we expect to have 50 MW production capacity through our OEM business model. Our OEM partner will own and operate the manufacturing facilities and sell the modules to China Solar Energy. This low capex business model gives our Group large production capacity with minimal financial risk.

Our challenge to invest at the right pace and at the right time in the growing markets to diversify our investment, i.e. Terra Solar, has proved successfully. We are certain that the solar-energy-related business will become a new engine to increase our Group's earnings in the future.

In the year ahead, we will focus our efforts in expanding the newly acquired solar-energy-related business while continue to develop our existing core business segments in order to maximize the returns for our shareholders.

FINANCIAL REVIEW

Results

For the year ended 31 March 2006, the Group recorded a turnover of approximately HK$12,354,000 (2005: HK$3,769,000), representing a increase of approximately 228%. The increase in turnover was mainly due to the contribution from the solar business though the acquisition of the solar business was completed in the second half of January 2006.

Loss attributable to equity holders of the Company was HK$95,506,000 (2005: loss of HK$376,313,000). The basic loss per share was 3.32 cents (2005: 18.05 cents). In current year, the loss was mainly due to i) the written off of the goodwill of approximately HK$47.9 million against the subsidiary which is engaged in capital market activities; ii) the increase in the personnel expenses of the group of approximately HK$24 million due to the recognition of the fair value of the share options granted to staff and consultants as a result of the new accounting standard and iii) provision of doubtful debts of approximately HK$19 million. If these factors were taken out, the loss for the year was approximately HK$6,400,000 which was when compared with that of last year.

Last year, the loss was mainly due to the provision of doubtful debts in other receivables which resulted in a provision of HK$350,000,000. If the provision was taken into account, the loss for last year was HK$26,313,000.

In last year, the provision of HK$350,000,000 represented the non-payment of the consideration from the disposal of the Group's interest in 87.5% of the issued shares in REXCAPITAL Infrastructure Limited ("RIL"). On 29 October 2003, the Group entered into a sale and purchase agreement with Sky China Holdings Limited, an independent third party, for the disposal of a 87.5% interest in RIL. Despite repeated demands made by the Group, Sky China Holdings Limited has failed to make full payment. As a result of default in payment of the purchase consideration, the Group decided to adopt a prudent treatment in respect of doubtful debts and accordingly a provision of HK$350,000,000 has been made.

Liquidity, Financial Resources and Funding

At 31 March 2006, the Group had net current assets of HK$179,774,000 (2005: HK$38,042,000). The increase was due to the increase in cash and cash equivalents as a result of the exercise of share options, exercise of warrants during the year and the private placing of shares in March 2006.

At 31 March 2006, the Group had a total of HK$147,419,000 in cash and cash equivalents (2005: HK$7,841,000). Most of the cash reserves were placed in Hong Kong dollar short-term deposits with major banks in Hong Kong.

The liquidity ratio of the Group, represented by a ratio between current assets over current liabilities, was 625% (2005: 292%), reflecting adequacy of financial resources.

The indebtedness of the Group as at 31 March 2006 was HK$3,832,000 (2005 : HK$16,147,000).

Foreign Exchange Exposure

The Group is exposed to a very limited level of exchange risk as the foreign currency that the group dealing with are mainly denominated in US dollars to which Hong Kong dollars was pegged.

Share Capital Structure

During the year under review, in June 2005, the Company issued up to a maximum of 550,000,000 listed warrants by way of private placing at the issue price of HK$0.046, each conferring the right to subscribe for one new share at the initial exercise price of HK$0.116 up to an aggregate amount of HK$63,800,000 at any time during the period from 4 July 2005 to 3 July 2007. As at 31 March 2006, 4,850,000 warrants have been exercised.

In January 2006, upon the completion of the acquisition of the entire issued share capital of Eaglefly Technology Limited, the company issued 600,000,000 new shares of HK$0.01 each at price HK$0.223 as Consideration shares to Multichannel Investments Limited.

In March 2006, a private placing of 256,750,000 new shares of HK$0.01 each at price HK$0.59 to independent third parties was completed.

Share options exercised at HK$0.166 per share during the year resulted in the issue of 18,500,000 ordinary shares of the Company.

Apart from the above, there was no change in the share capital structure of the Company during the year under review.

Material Acquisition and Disposal of Subsidiaries

On 9 July 2005, the Company entered into the Sale and Purchase Agreement with the Vendor pursuant to which, the Vendor agreed to sell and the Company agreed to acquire (a) the entire issued share capital of Eaglefly; and (b) the Shareholder's Loan and accrued interest, if any, due from Eaglefly to the Vendor calculated up to and including the date of completion of the Sale and Purchase Agreement. Upon completion of the Sale and Purchase Agreement, Eaglefly will become a direct wholly-owned subsidiary of the Company.

The purchase consideration is HK$158,174,000 which was satisfied as to HK$24,374,000 (equivalent to US$3,145,000) by way of cash and with fair value of HK$133,800,000 by issuing 600,000,000 ordinary shares of the Company with fair value of HK$0.223 per share determined using the market price of the Company's share at the date of Acquisition of. After taking into account the professional fees incidental to the Acquisition of HK$3,224,000, the total acquisition cost amounts to HK$161,398,000.

The acquisition was completed on 19 January 2006.

Charges on Group's Assets

As at 31 March 2006, the Group's trading securities with market value of approximately HK$16,173,000 (2005: HK$11,018,000) have been pledged to secure from stock brokers loans of HK$28,802,000 (2005: HK$2,787,000) granted to its subsidiary.

Contingent Liabilities

On 21 September 1999, a former director of the Company, Mr Wong Chong Shan, commenced proceedings in the High Court against the Company claiming a sum of HK$5,000,000. Mr Wong Chong Shan alleged that he paid the said sum on the Company's behalf in August 1997 to a third party as deposit and that the Company failed to make repayment to him. The directors have considered the matter and are of the opinion that since no positive steps have been taken by Mr Wong Chong Shan to proceed with the action since June 2000, it is not necessary at this stage to make a provision in the financial statements for these proceedings.

Human Resources

As at 31 March 2006, the Group had 32 full time employees.

The Group remunerated its employees mainly based on the individual's performance and experience. Apart from the basic remuneration, discretionary bonus and share option may be granted to eligible employees by reference to the Group's performance as well as individual's performance.

Purchase, Sale or Redemption of the Company's Listed Securities
During the year under review, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any listed securities of the Company.

Corporate Governance Practices
The audit committees of the Company (the "Audit Committees") has reviewed the final results of the Group for the year ended 31 March 2006. The Audit Committee comprises three independent non-executive directors of the Company, namely, Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Tam Kam Biu William.

The Company has adopted the Mode Code for Securities Transactions by Directors of listed Issuers (the "Mode Code") in appendix 10 of the Listing Rules on Stock Exchange as the code of conduct regarding securities transactions by directors. Having made specific enquiry of all directors, all directors confirmed they have complied with the required standard set out in the Model Code.

The Group has compiled with the applicable code provisions set out in the Code of Corporate Governance Practice set out in appendix 14 to the Listing Rules for the year ended 31 March 2006.

Further information on the Company's corporate governance practices is set out in the Corporate Governance Report contained in the Company's 2005/2006 Annual Report.

Publication of Results on the website of the Stock Exchange
The Company's 2005/2006 Annual Report containing all the information required by the Listing Rules will be subsequently made available on the website of the Stock Exchange in due course.

By Order of the Board
Tsang Wai Wa
Company Secretary

Hong Kong, 27 July 2006

As at the date of this announcement, the Board comprises one chairman and non-executive director, Dr. Zoltan J. Kiss, three executive directors, namely Mr. Pierre Seligman, Mr. Chu Chik Ming Jack and Mr. Chan Wai Kwong Peter and three independent non-executive directors, namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Tam Kam Biu William.

Please also refer to the published version of this announcement in The Standard.

:: Investor

Investment Service Centre

Listed Companies Information

CHINA SOLAR<00155> - Results Announcement

CHINA SOLAR ENERGY HOLDINGS LIMITED announced on 27/07/2006:
(stock code: 00155)
Year end date: 31/03/2006
Currency: HKD
Auditors' Report: Unqualified

	Note	(Audited) Current Period from 01/04/2005 to 31/03/2006 ('000)	(Audited) Last Corresponding Period from 01/04/2004 to 31/03/2005 ('000)
Turnover	:	12,354	3,769
Profit/(Loss) from Operations	:	(96,787)	(374,889)
Finance cost	:	(536)	(908)
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	(95,506)	(376,313)
% Change over Last Period	:	N/A %	
EPS/(LPS)-Basic (in dollars)	:	(0.0332)	(0.1805)
-Diluted (in dollars)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	(95,506)	(376,313)
Final Dividend per Share	:	NIL	NIL
(Specify if with other options)	:	N/A	N/A

B/C Dates for Final Dividend	:	N/A
Payable Date	:	N/A
B/C Dates for (-) General Meeting	:	N/A
Other Distribution for Current Period	:	N/A
B/C Dates for Other Distribution	:	N/A

Remarks:

1. Principal accounting policy
In the current year, the group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards (HKFRSs), Hong Kong Accounting Standards (HKASs) and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") that are effective for accounting

periods beginning on or after 1st January, 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and the consolidated statement of change in equity. Details of the changes can be found in the Company's annual results announcement and annual report.

2. Business segments

	Strategic investments and capital market activities		Financing		Photovoltaic business	
	2006	Restated 2005	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Revenue from external customers	813	715	3,816	3,054	7,725	-
Segment result	(46,845)	(23,148)	(10,677)	3,066	(3,888)	-

	Unallocated		Consolidated	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
Revenue from external customers	-	-	12,354	3,769
Segment result	-	-	(61,410)	(20,082)
Unallocated operating expenses, net			(35,377)	(354,807)
Loss from operations			(96,787)	(374,889)
Finance costs			(536)	(908)
Non-operating income			-	1
Loss before income tax			(97,323)	(375,796)
Income tax expense			(118)	(517)
Loss for the year			(97,441)	(376,313)
Minority interests			(1,935)	-
Loss after Minority interests			(95,506)	(376,313)

3. Loss from operation

	2006	Restated 2005
	HK$'000	HK$'000
Loss from operations is arrived at after charging/(crediting):		
Auditors' remuneration		
- current	680	390

- over provision in prior year	(36)	(108)
Loss on disposal of property, plant and equipment	(66)	-
Operating lease charges in respect of land and buildings	1,208	306
Staff costs (including directors' remuneration)	13,186	6,130
Amount recognised as expenses for defined contribution retirement benefit schemes (included in staff costs)	144	115

4. Income tax expenses

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the year.

No provision for income tax outside Hong Kong has been made (2005: Nil) as the companies comprising the Group operated outside Hong Kong either sustained a loss for taxation purpose or had a tax exemption.

	2006 HK$'000	2005 HK$'000
Current Tax - Hong Kong		
Income tax for the year	118	517

---

5. Loss per share

(a) Basic loss per share

The calculation of the basic loss per share is based on the loss for the year attributable to the equity holders of the Company of HK$95,506,000 (2005: loss of HK$376,313,000) and the weighted average number of ordinary shares of 2,873,962,000 (2005: 2,085,407,000) in issue during the year.

(b) Diluted loss per share

No diluted loss per share has been presented as the options and warrants of the Company and the options of a subsidiary which were outstanding as at the years ended 31 March 2006 and 31 March 2005 and during the respective financial year, had an anti-dilutive effect to the Group's loss per share.

6. COMPARATIVES

Certain comparative figures have been adjusted to conform with changes in presentation in the current year where necessary.

Investor

Investment Service Centre

Listed Companies Information

CHINA SOLAR<00155> - Unusual volume movement

The Stock Exchange has received a message from China Solar Energy Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the today's increases in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of China Solar Energy Holdings Limited the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the board of the Company comprises three executive directors namely Mr. Pierre Seligman, Mr. Chan Wai Kwong, Peter and Mr. Chu Chik Ming, Jack, one non-executive director, Dr. Zoltan J. Kiss and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Tam Kam Biu William.

For and on behalf of
China Solar Energy Holdings Limited

Wilfred Tsang
Company Secretary

5 July 2006"

CHINA SOLAR ENERGY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

RESIGNATION OF DIRECTOR AND CHANGE OF PRINCIPAL PLACE OF BUSINESS

RESIGNATION OF DIRECTOR

The board of directors (the "Board") of CHINA SOLAR ENERGY HOLDINGS LIMITED (the "Company") announces that due to personal reasons, Ms. Lee Huei Lin ("Ms. Lee") tendered her resignation as an executive director of the Company with effect from 8 June 2006. Ms. Lee has confirmed that there is no other matters relating to her resignation that need to be brought to the attention of the shareholders of the Company.

The Board would like to express its appreciation to Ms. Lee for her contribution to the Company during the tenure of her office.

CHANGE OF PRINCIPAL PLACE OF BUSINESS

The Board also announces that the principal place of business of the Company in Hong Kong will be changed to the following address with effect from 9 June, 2006:

21/F., 3 Lockhart Road, Wan Chai, Hong Kong.

By order of the Board
CHINA SOLAR ENERGY HOLDINGS LIMITED
Tsang Wai Wa
Company Secretary

Hong Kong, 8 June 2006

As at the date of this announcement, the Board comprises three executive directors namely, Mr. Seligman Pierre, Mr. Chu Chik Ming Jack and Mr. Chan Wai Kwong Peter, one non-executive director, Dr. Zoltan J. Kiss and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Tam Kam Biu William.

Please also refer to the published version of this announcement in The Standard.

CHINA SOLAR ENERGY HOLDINGS LIMITED
華基光電能源控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

ANNOUNCEMENT

The Directors have noted the today's increases in the price and trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increases.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

The directors (the "Directors") of China Solar Energy Holdings Limited (the "Company") note the today's increases in the price and trading volume of the shares of the Company.

The Directors wish to announce that save as the Company's non-executive director, Dr. Zoltan J. Kiss and one of the Company's executive directors, Mr. Seligman, Pierre who respectively acquired 20,000,000 and 10,000,000 Company's share at HK$0.4 off the market last night, they are not aware of any reasons for such increases. The total number of the shares acquired by the directors represented approximately 0.8% total number of issued share capital of the Company as of today.

The Directors also confirm that save as disclosed above, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be price-sensitive nature.

Made by the order of China Solar Energy Holdings Limited the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement."

As at the date of this statement, the board of the Company comprises four executive directors namely, Mr. Seligman Pierre, Mr. Chu Chik Ming Jack, Mr. Chan Wai Kwong Peter and Ms. Lee Huei Lin, one non-executive director, Dr. Zoltan J. Kiss and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Tam Kam Biu William.

By order of the board of
China Solar Energy Holdings Limited
Tsang Wai Wa
Company Secretary

Hong Kong,
24 May, 2006

* *For identification purpose only*

Please also refer to the published version of this announcement in The Standard.

:: Investor

Investment Service Centre

Listed Companies Information

CHINA SOLAR<00155> - Unusual price & volume movements

The Stock Exchange has received a message from China Solar Energy Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the today's decreases in the price and the today's increases in trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such changes.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of CHINA SOLAR ENERGY HOLDINGS LIMITED the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the board of the Company comprises four executive directors namely Mr. Seligman Pierre, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Ms. Lee Huei Lin, one non-executive director, Dr. Zoltan J. Kiss and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Tam Kam Biu William.

For and on behalf of
CHINA SOLAR ENERGY HOLDINGS LIMITED

Wilfred Tsang
Company Secretary

23 May 2006"

:: Investor

Investment Service Centre

Listed Companies Information

CHINA SOLAR<00155> - Unusual price & volume movements

The Stock Exchange has received a message from China Solar Energy Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the today's decreases in the price and the today's increases in trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such changes.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of CHINA SOLAR ENERGY HOLDINGS LIMITED the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the board of the Company comprises four executive directors namely Mr. Seligman Pierre, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Ms.Lee Huei Lin, one non-executive director, Dr. Zoltan J. Kiss and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Tam Kam Biu William.

For and on behalf of
CHINA SOLAR ENERGY HOLDINGS LIMITED

Wilfred Tsang
Company Secretary

22 May 2006"

Investor

Investment Service Centre

Listed Companies Information

CHINA SOLAR<00155> - Unusual price & volume movements

The Stock Exchange has received a message from China Solar Energy Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the today's decreases in the price and the today's increases in trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such changes.

We confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of CHINA SOLAR ENERGY HOLDINGS LIMITED the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the board of the Company comprises four executive directors namely Mr. Seligman Pierre, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Ms.Lee Huei Lin, one non-executive director, Dr. Zoltan J. Kiss and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Tam Kam Biu William.

For and on behalf of
CHINA SOLAR ENERGY HOLDINGS LIMITED

Wilfred Tsang
Company Secretary

19 May 2006"

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever, for any loss howsoever arising from or in reliance upon the whole or any of the contents of this announcement.

CHINA SOLAR ENERGY HOLDINGS LIMITED
華基光電能源控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

ANNOUNCEMENT

The Directors have noted the recent increases in the price and trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increases.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

The directors (the "Directors") of China Solar Energy Holdings Limited (the "Company") note the recent increases in the price and trading volume of the shares of the Company.

The Directors wish to announce that save as one of the directors of the Company who sold her 100,000 Company's share at HK$0.95 and 100,000 Company's share at HK$1.00 respectively in the market today, they are not aware of any reasons for such increases. The total number of shares disposed of by the director represented approximately 0.005% total number of issued share capital of the Company as of today.

The Directors also confirm that save as disclosed above, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be price-sensitive nature.

Made by the order of China Solar Energy Holdings Limited the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement."

As at the date of this statement, the board of the Company comprises four executive directors namely Mr. Seligman Pierre, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Ms. Lee Huei Lin, one non-executive director, Dr. Zoltan J. Kiss and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Tam Kam Biu William.

By order of the board of
China Solar Energy Holdings Limited
Tsang Wai Wa
Company Secretary

Hong Kong,
12 May, 2006

* *For identification purpose only*

Please also refer to the published version of this announcement in The Standard.

Investor

Investment Service Centre

Listed Companies Information


RECEIVED

REXCAPITAL<00155> - Unusual volume movement

The Stock Exchange has received a message from REXCAPITAL International Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of REXCAPITAL International Holdings Limited the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the board of the Company comprises four executive directors namely Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre, one non-executive director, Dr. Zoltan J. Kiss and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Tam Kam Biu William.

For and on behalf of
REXCAPITAL International Holdings Limited

Wilfred Tsang
Company Secretary
10 April 2006"



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

RESULT OF THE SPECIAL GENERAL MEETING IN RELATION TO THE PROPOSED CHANGE OF COMPANY NAME

The Board is pleased to announce that the special resolution in relation to the proposed change of name of the Company set out in the notice of the Special General Meeting contained in the Circular was duly passed at the Special General Meeting held on 30 March 2006.

Reference is made to the announcement of the Company dated 24 February 2006 and the circular of the Company dated 7 March 2006 (the "**Circular**") containing information on the proposed change of name of the Company. Unless the context otherwise stated, terms used in this announcement shall have the same meaning as those defined in the Circular.

RESULT OF THE SPECIAL GENERAL MEETING

The Board is pleased to announce that the special resolution in relation to the change of name of the Company from "REXCAPITAL International Holdings Limited" to "CHINA SOLAR ENERGY HOLDINGS LIMITED" and the adoption of the new Chinese name "華基光電能源控股有限公司" in place of the existing Chinese name "御泰國際控股有限公司" for identification purpose, as set out in the notice of the Special General Meeting contained in the Circular, was duly passed by the Shareholders at the Special General Meeting held on 30 March 2006.

The effective date of the change of name of the Company will be the date on which the new name of the Company is entered by the Registrar of Companies in Bermuda on the register of companies in place of its existing name. Further announcement will be made by the Company to inform the Shareholders the effective date of change of name of the Company.

By Order of the Board
Tsang Wai Wa
Company Secretary

Hong Kong, 30 March 2006

As at the date of this announcement, the Board comprises four executive directors namely Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Pierre Seligman, one non-executive director namely Dr. Zoltan J. Kiss and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Tam Kam Biu, William.

Please also refer to the published version of this announcement in The Standard.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever, for any loss howsoever arising from or in reliance upon the whole or any of the contents of this announcement.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

ANNOUNCEMENT

The Directors have noted the today's increases in the price and trading volume of the shares of the Company and wish to state that save as the announcement dated 15 March 2006 in relation to the shares placing transaction and one of the directors of the Company who sold his 200,000 Company's shares in the market today, they are not aware of any reasons for such increases.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

The directors (the "Directors") of REXCAPITAL International Holdings Limited (the "Company") have noted the today's increases in the trading price and volume of the shares of the Company and wish to state that save as the announcement dated 15 March 2006 in relation to the shares placing transaction and one of the directors of the Company who sold his 200,000 Company's shares in the market today, they are not aware of any reasons for such increases.

The Directors also confirm that save as disclosed above, there are no negotiations or agreements for any intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither are the Directors aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be price-sensitive information.

Made by the order of REXCAPITAL International Holdings Limited, the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the board of the Company comprises four executive directors namely Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre, one non-executive director, Dr. Zoltan J. Kiss and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Tam Kam Biu William.

By order of the board of
REXCAPITAL International Holdings Limited
Tsang Wai Wa
Company Secretary

Hong Kong, 20 March, 2006

Please also refer to the published version of this announcement in The Standard.

:: Investor

Investment Service Centre

Listed Companies Information

REXCAPITAL<00155> - Unusual volume movement

The Stock Exchange has received a message from REXCAPITAL International Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

Save as the placing transaction on 15 March 2006, we confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of REXCAPITAL International Holdings Limited the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement."

As at the date of this statement, the board of the Company comprises four executive directors namely Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre, one non-executive director, Dr. Zoltan J. Kiss and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Tam Kam Biu William.

For and on behalf of
REXCAPITAL International Holdings Limited

Wilfred Tsang
Company Secretary

16 March 2006"

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

PLACING OF EXISTING SHARES
SUBSCRIPTION FOR NEW SHARES
AND
RESUMPTION OF TRADING

Placing Agent



CLSA Limited

On 15 March 2006, the Vendor and the Company entered into the Placing Agreement with the Placing Agent, pursuant to which the Placing Agent has agreed, on a best efforts basis, to procure purchasers to purchase, and the Vendor has agreed to sell, up to 256,750,000 existing Shares at a price of HK$0.59 per Share.

On the same day, the Vendor and the Company entered into the Subscription Agreement pursuant to which the Vendor has conditionally agreed to subscribe for up to 256,750,000 new Shares at a price of HK$0.59 per Share.

The Placing Price represents (i) a discount of approximately 6.3% to the closing price of HK$0.63 per Share as quoted on the Stock Exchange on the Last Trading Day; (ii) premium of 9.87% to the average closing price of approximately HK$0.537 per Share as quoted on the Stock Exchange for the last 5 trading days up to and including the Last Trading Day; and (iii) a premium of 19.80% to the average closing price of approximately HK$0.4925 per Share as quoted on the Stock Exchange for the last 10 trading days up to and including the Last Trading Day.

The Placing Shares or the Subscription Shares of 256,750,000 Shares represent approximately 7.64% of the existing issued share capital of the Company as at the date of this announcement or approximately 7.10% of the issued share capital of the Company as enlarged by the Subscription.

The gross proceeds from the Subscription are estimated to be approximately HK$151 million and the net proceeds are approximately HK$148 million, which are intended to be used for general working capital of the Group.

Upon completion of the Placing but before completion of the Subscription, the interests of the Vendor in the issued share capital of the Company will be reduced from approximately 17.85% to 10.21% respectively.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in the Shares and warrants of the Company on the Stock Exchange was suspended with effect from 9:30 a.m. on 15 March 2006 pending the issue of this announcement. Application has been made to the Stock Exchange for resumption of trading in the Shares and warrants of the Company on the Stock Exchange with effect from 9:30 a.m. on 16 March 2006.

THE PLACING AGREEMENT

Date

15 March 2006

Parties

(a) the Vendor, a Shareholder and who is the legal and beneficial owner of approximately 17.85% of the existing issued share capital of the Company as at the date of this announcement;

(b) the Company; and

(c) the Placing Agent.

Basis of the Placing

The Placing Agent will place the Placing Shares on a best efforts basis.

Number of Placing Shares

Up to 256,750,000 Shares, representing approximately 7.64% of the existing issued share capital of the Company as at the date of this announcement or approximately 7.10% of the issued share capital of the Company as enlarged by the Subscription.

The Placing Price

HK$0.59 per Share. The Placing Price represents (i) a discount of approximately 6.3% to the closing price of HK$0.63 per Share as quoted on the Stock Exchange on the Last Trading Day; (ii) premium of 9.87% to the average closing price of approximately HK$0.537 per Share as quoted on the Stock Exchange for the last 5 trading days up to and including the Last Trading Day; and (iii) a premium of 19.80% to the average closing price of approximately HK$0.4925 per Share as quoted on the Stock Exchange for the last 10 trading days up to and including the Last Trading Day.

The Placing Price was determined on 15 March 2006 and was agreed at after arm's length negotiations between the Company and the Placing Agent. The Directors considers that the Placing Price is fair and reasonable and the Placing is in the best interests of the Company and its Shareholders as a whole.

The net placing price of the Placing Share is approximately HK$0.577 per Placing Share.

Rights

The Placing Shares will be sold free and clear of all liens, charges and encumbrances, claims, options and third party rights and together with all rights attaching thereto as at the date of the Placing Agreement, including the right to receive all dividends or other distributions declared, made or paid on the Placing Shares at any time on or after the date of the Placing Agreement.

Conditions of the Placing

The Placing Agent has the right to teminate the Placing Agreement if, prior to completion of the Placing, (i) in the reasonable opinion of the Placing Agent there have been certain events as would be likely to prejudice materially the consummation of the Placing (ii) there is any material breach of any of the representations and warranties of the Company or the Vendor set out in the Placing Agreement, (iii) there is any adverse change in the financial position of the Company which in the reasonable opinion of the Placing Agent is material in the context of the Placing.

Completion of the Placing

The Placing is expected to be completed on Monday, 20 March 2006 or such other date as the Vendor and the Placing Agent may agree in writing.

THE SUBSCRIPTION AGREEMENT

Date

15 March 2006

Parties

(a) the Vendor; and

(b) the Company.

Number of Subscription Shares

Up to 256,750,000 Shares, representing approximately 7.64% of the existing issued share capital of the Company as at the date of this announcement or approximately 7.10% of the issued share capital of the Company as enlarged by the Subscription. The Subscription Shares will be issued pursuant to the General Mandate granted by the Shareholders to the Directors.

An application will be made to the Stock Exchange for the listing of, and permission to deal in, the Subscription Shares to be issued pursuant to the Subscription.

The Subscription Price

HK$0.59 per Share, which is equivalent to the Placing Price.

The gross proceeds from the Subscription are estimated to be approximately HK$151 million and the net proceeds are approximately HK$148 million. The net subscription price of the Subscription Share is approximately HK$0.577 per Subscription Share.

Mandate to Issue new Shares

The Subscription Shares will be issued under the General Mandate.

Ranking of the Subscription Shares

The Subscription Shares, when issued and fully paid, will rank equally with the existing Shares.

Conditions of the Subscription

Completion of the Subscription is conditional upon:

(a) the completion of the Placing; and

(b) the Stock Exchange granting the listing of, and permission to deal in, all of the Subscription Shares.

Completion of the Subscription

Completion of the Subscription shall take place within 14 days after the date of the Placing Agreement, i.e. not later than the Wednesday, 29 March 2006.

INDEPENDENCE OF PLACEES AND THE PLACING AGENT

Each of the Placing Agent and the placees are third parties independent of and not connected with the directors, chief executive or substantial shareholders of the Group or any of their respective associates (as defined in the Listing Rules). There will not be less than six independent placees which will be professional, institutional and/or individual other investors.

REASONS FOR THE PLACING AND SUBSCRIPTION AND USE OF PROCEEDS

The Directors consider that the Placing and the Subscription represents an opportunity to raise capital for the Company while broadening the Shareholder base and the capital base of he Company. In addition, the Board considers that it is a valuable opportunity to raise funds in the current market situation for the Company's future expansion, including the solar energy business.

The Directors have considered other types of fund raising arrangement and consider that the current arrangement is the most efficient way in terms of time and cost for the Company to take advantage of current market opportunity.

Assuming 256,750,000 new Shares are issued by the Company and subscribed for by the Vendor under the Subscription, the net proceeds from the Subscription are estimated to be approximately HK$148 million and are intended to be used for general working capital of the Group.

SHAREHOLDING STRUCTURE

Set out below are tables showing the existing shareholding structure of the Company, the shareholding structure after the Placing but before the Subscription and the shareholding structure immediately after completion of the Placing and the Subscription:

	At present		After the Placing but before the Subscription		After the Placing and the Subscription	
	Number of Shares	*%*	*Number of Shares (Note 2)*	*%*	*Number of Shares (Note 3)*	*%*
Multichannel Investments Limited, the Vendor *(Note 4)*	600,000,000	17.85	343,250,000	10.21	600,000,000	16.59
Chan How Chung, Victor *(Note 5)*	432,309,973	12.86	432,309,973	12.86	432,309,973	11.95
Harvest Smart Overseas Limited	337,560,689	10.05	337,560,689	10.05	337,560,689	9.33
Public						
– Placees			256,750,000	7.64	256,750,000	7.10
– Others	1,990,781,196	59.24	1,990,781,196	59.24	1,990,781,196	55.03
TOTAL	3,360,651,858	100.00	3,360,651,858	100.00	3,617,401,858	100.00

Note:

1. Assuming no Shares are issued as a result of the exercise of options pursuant to the share option scheme of the Company or warrants of the Company between the date of this announcement and completion of the Placing and the Subscription.

2. Assuming the maximum number of 256,750,000 Placing Shares have been placed.

3. Assuming the maximum number of 256,750,000 Subscription Shares have been subscribed.

4. Multichannel Investments Limited is wholly owned by Dr. Zoltan J. Kiss, the Chairman and non-executive director of the Company.

5. Of the 432,309,973 Shares beneficially owned by Mr. Chan How Chung, Victor ("Mr. Chan"), a Director of the Company, 180,789,000 and 360,000 Shares are held by Mega Market Assets Limited and Sino Success Development Corp. respectively, both of which are wholly-owned by Mr. Chan. The remaining 234,393,973 and 16,767,000 Shares are held by RPI Holdings Limited and REXCAPITAL International Limited respectively. The issued share capital of RPI Holdings Limited is owned as to 75% by Mr. Chan and as to 25% by Ms. Lee Huei Lin, a Director. The issued share capital of REXCAPITAL International Limited is owned as to 75% by Mr. Chan, as to 12.5% by Ms. Lee Huei Lin and as to 12.5% by an independent third party.

GENERAL

The Company is an investment holding company. The subsidiaries of the Company are principally engaged in (i) strategic investments and capital market activities such as participating in primary and secondary securities market and provision of capital market advisory services; and (ii) financing business.

FUND RAISING ACTIVITIES OF THE GROUP IN THE PAST 12 MONTHS

Date of Announcement	Event	Counterparty	Proceeds	Intended use of proceeds (approximately)	Actual use of proceeds as at the date of this announcement (approximately)
21 April 2005	private placing of up to 550,000,000 listed warrants at HK$0.046 per unit of warrant, each entitles the holder thereof to subscribe one new Share at HK$0.116 each up to an aggregate amount of HK$63,800,000 at any time for a period of two years commencing on 4 July 2005	First Shanghai Securities Limited as placing agent	HK$23.6 million	general working capital of the Group	total amount of proceeds were used as general working capital of the Group and the settlement of cash consideration for the acquisition of Eaglefly Technology Limited
15 July 2005	Issue of 600,000,000 new Shares at HK$0.165 per Share for the settlement of part of the consideration for the acquisition of the entire issued share capital of Eaglefly Technology Limited	Multichannel Investments Limited, a company incorporated in the British Virgin Islands with limited liability	HK$99 million	partial settlement of the consideration for the acquisition of the entire issued share capital of Eaglefly Technology Limited	partial settlement of the consideration for the acquisition of the entire issued share capital of Eaglefly Technology Limited

Save for the above, the Group has not conducted any equity raising activities for the 12 months immediately before the date of this announcement.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in the Shares and warrants of the Company on the Stock Exchange was suspended with effect from 9:30 a.m. on 15 March 2006 pending the issue of this announcement. Application has been made to the Stock Exchange for resumption of trading in the Shares and warrants of the Company on the Stock Exchange with effect from 9:30 a.m. on Thursday, 16 March 2006.

DEFINITIONS

"associates"	has the meaning ascribed thereto in the Listing Rules
"Board"	the board of Directors
"Company"	REXCAPITAL International Holdings Limited, a company incorporated in Bermuda with limited liabilities, the shares of which are listed on the main board of the Stock Exchange
"Director(s)"	the director(s) of the Company
"General Mandate"	the general mandate to allot, issue and deal with Shares granted to the Directors by resolution of the Shareholders passed at the annual general meeting, held on 31 August 2005, subject to the limit up to 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the resolution at the annual general meeting
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Last Trading Day"	14 March 2006, being the last trading day for the Shares prior to the issue of this announcement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Placing"	the placing of the Placing Shares pursuant to the Placing Agreement
"Placing Agent"	CLSA Limited, a deemed licensed corporation under the Securities and Futures Ordinance (Chapter 571 of Hong Kong Laws) to carry on types 1 and 4 regulated activities as defined under the Securities and Futures Ordinance
"Placing Agreement"	the placing agreement dated 15 March 2006 entered into between the Vendor, the Placing Agent and the Company in relation to the Placing
"Placing Price"	HK$0.59 per Placing Share
"Placing Shares"	Up to 256,750,000 existing Shares beneficially owned by the Vendor and to be placed pursuant to the Placing Agreement
"Shareholder(s)"	holder(s) of the Share(s)
"Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Subscription"	the subscription for the Subscription Shares by the Vendor pursuant to the Subscription Agreement
"Subscription Agreement"	the conditional subscription agreement dated 15 March 2006 entered into between the Vendor and the Company in relation to the Subscription
"Subscription Price"	HK$0.59 per Subscription Share
"Subscription Shares"	Up to 256,750,000 new Shares to be subscribed by the Vendor pursuant to the Subscription Agreement
"Vendor"	Multichannel Investments Limited, a company incorporated in British Virgin Islands with limited liability and the entire issued share capital of which is wholly owned by Dr. Zoltan J. Kiss, the Chairman and non-executive director of the Company
"HK$"	the lawful currency of Hong Kong
"%"	per cent

By order of the Board
REXCAPITAL International Holdings Limited
Pierre Seligman
Executive Director

Hong Kong, 15 March 2006

As at the date of this announcement, the Board comprises four executive directors namely Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Pierre Seligman, one non-executive director namely Dr. Zoltan J. Kiss and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Tam Kam Biu, William.

Please also refer to the published version of this announcement in The Standard.

:: Investor

Investment Service Centre

Listed Companies Information


RECEIVED
2005 MAY 10 A 10: 19

REXCAPITAL<00155> - Suspension of Trading

At the request of REXCAPITAL International Holdings Limited (the "Company"), trading in its ordinary shares and warrants has been suspended with effect from 9:30 a.m. and 9:36 a.m respectively today (15/3/2006) pending for the release of an announcement relating to the placing of the shares of the Company.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever, for any loss howsoever arising from or in reliance upon the whole or any of the contents of this announcement.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 155)

ANNOUNCEMENT

The Directors have noted the recent increase in the trading price and volume of the shares of the Company. The Directors wish to announce that the Company is negotiating a possible placing transaction of the Company's shares with a placing agent and such placing transaction may or may not proceed.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

The directors (the "Directors") of REXCAPITAL International Holdings Limited (the "Company") note the recent increase in the trading price and volume of the shares of the Company.

The Directors wish to announce that the Company is negotiating a possible placing transaction of the Company's shares with a placing agent and such placing transaction may or may not proceed.

The Directors also confirm that save as disclosed above, there are no negotiations or agreements for any intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither are the Directors aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be price-sensitive information.

Made by the order of REXCAPITAL International Holdings Limited, the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the board of the Company comprises four executive directors namely Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre, one non-executive director, Dr. Zoltan J. Kiss and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Tam Kam Biu William.

By order of the board of
REXCAPITAL International Holdings Limited
Tsang Wai Wa
Company Secretary

Hong Kong, 14 March, 2006

Please also refer to the published version of this announcement in The Standard.

:: Investor
Investment Service Centre
Listed Companies Information

REXCAPITAL<00155> - Unusual price & volume movements

The Stock Exchange has received a message from REXCAPITAL International Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the price and trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of REXCAPITAL International Holdings Limited the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the board of the Company comprises four executive directors namely Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre, one non-executive director, Dr. Zoltan J. Kiss and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Tam Kam Biu William.

For and on behalf of
REXCAPITAL International Holdings Limited

Wilfred Tsang
Company Secretary

7 March 2006"



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 155)

Proxy Form for use at the Special General Meeting to be held at Imperial Room III, Mezzanine Floor, Towers Wing, the Regal Pacific Hotel and Towers, 33 Canton Road, China Hong Kong City, Tsim Sha Tsui, Kowloon, Hong Kong on Thursday, 30 March 2006 at 10:30 a.m.

I/We (Note 1) ____

of ____

being the registered holder(s) of (Note 2) ____________________________

Share(s) of HK$0.01 each in the capital of REXCAPITAL International Holdings Limited (the "Company") **HEREBY APPOINT** the Chairman of the Meeting or (Note 3) ________________________

of ____

as my/our proxy to act and vote for me/us at the Special General Meeting of the Company to be held at Imperial Room III, Mezzanine Floor, Towers Wing, the Regal Pacific Hotel and Towers, 33 Canton Road, China Hong Kong City, Tsim Sha Tsui, Kowloon, Hong Kong on Thursday, 30 March 2006 at 10:30 a.m., and at any adjournment (s) thereof on the undermentioned resolution as indicated:

SPECIAL RESOLUTION	FOR (Note 4)	AGAINST (Note 4)
To approve the change of name of the Company and the adoption of the new Chinese name of the Company		

Signature: ________________________ Dated: __________________

Notes:

1. Full name(s) and address(es) must be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form will be deemed to be related to all the shares in the Company registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, strike out "the Chairman of the Meeting" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM MUST BE INITIALLED BY THE PERSON WHO SIGNS IT**.
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "AGAINST". FAILURE TO COMPLETE THE BOX WILL ENTITLE YOUR PROXY TO CAST HIS VOTES AT HIS DISCRETION.**
5. This form of proxy must be signed by you or your attorney duly authorised in writing, or in the case of a corporation must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding, the first named being the senior.
7. To be valid, this form of proxy together with power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof must be deposited at the branch share registrar of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible but in any event, not less than 48 hours before the time fixed for holding the Special General Meeting.
8. The proxy need not be a member of the Company but must attend the Special General Meeting in person to represent you.
9. Completion and return of this form will not preclude you from attending and voting at the Special General Meeting if you wish to do so.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in REXCAPITAL International Holdings Limited, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser(s) or the transferee(s) or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s).



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 155)

PROPOSED CHANGE OF COMPANY NAME

A letter from the board of the directors of REXCAPITAL International Holdings Limited (the "**Company**") is set out on pages 2 to 5 of this circular.

A notice convening the special general meeting of the Company (the "**Special General Meeting**") to be held at Imperial Room III, Mezzanine Floor, Towers Wing, the Royal Pacific Hotel & Towers, 33 Canton Road, China Hong Kong City, Tsim Sha Tsui, Kowloon, Hong Kong at 10:30 a.m. on Thursday, 30 March 2006 is set out on page 6 of this circular. A form of proxy for use by the Shareholders at the Special General Meeting is enclosed herein. Whether or not you intend to attend and vote at the Special General Meeting in person, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the branch share registrar of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible but in any event not later than 48 hours before the time for holding the Special General Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Special General Meeting or any adjourned meeting should you so wish.

7 March 2006

CONTENTS

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise.

"Board"	the board of Directors
"Change of Name"	the proposed change of name of the Company to "CHINA SOLAR ENERGY HOLDINGS LIMITED" and the adoption of the new Chinese name "華基光電能源控股有限公司" for identification purpose
"Company"	REXCAPITAL International Holdings Limited, a company incorporated in Bermuda with limited liabilities, the shares of which are listed on the main board of the Stock Exchange
"Director(s)"	the director(s) of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Special General Meeting"	the special general meeting of the Company to be convened at on Thursday, 30 March 2006 at 10:30 a.m. or any adjournment thereof, notice of which is set out on page 6 of this circular
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Warrants"	warrant(s) of the Company listed on the Stock Exchange, conferring rights to subscribe for Shares at an initial subscription price of HK$0.116 (subject to adjustment), the principal terms of which were contained in the Company's prospectus dated 17 June 2005
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 155)

Executive Directors
Ms. Lee Huei Lin
Mr. Chan Wai Kwong, Peter
Mr. Chu Chik Ming, Jack
Mr. Pierre Seligman

Non-executive Director
Dr. Zoltan J. Kiss *(Chairman)*

Independent Non-executive Directors
Mr. Chow Siu Ngor
Mr. Yin Tat Man
Mr. Tam Kam Biu, William

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head office and principal place of business in Hong Kong:
Room 3208
Tower II, The Gateway
25 Canton Road
Tsimshatsui
Hong Kong

7 March 2006

To the Shareholders and, for information only, the holders of the Warrants

Dear Sir or Madam,

PROPOSED CHANGE OF COMPANY NAME

INTRODUCTION

As announced by the Company on 24 February 2006, the Board intended to put forward a proposal for the Shareholders to approve the change of name of the Company to "CHINA SOLAR ENERGY HOLDINGS LIMITED" and the adoption of the new Chinese name "華基光電能源控股有限公司" for identification purpose.

The purpose of this circular is to provide you with details of the proposed Change of Name and to set out the notice convening the Special General Meeting at which a special resolution will be proposed to consider and, if thought fit, approve the Change of Name.

PROPOSED CHANGE OF COMPANY NAME

On 24 February 2006, the Board announced its proposal to change of name of the Company from "REXCAPITAL International Holdings Limited" to "CHINA SOLAR ENERGY HOLDINGS LIMITED". The Board also announced that subject to the change of name of the Company becoming effective, the Company will adopt a new Chinese name "華基光電能源控股有限公司" in place of its existing Chinese name "御泰國際控股有限公司" for identification purpose only and abandon its existing corporate logo.

REASON FOR CHANGE OF COMPANY NAME

The Board considers that the proposed new name will better reflect the Company's business focus on the solar energy business. The Board believes that the proposed change of name of the Company and the adoption of the new Chinese name of the Company are in the best interests of the Company and the Shareholders as a whole.

CONDITIONS

The proposed change of name of the Company is subject to:

1. the passing of a special resolution by the Shareholders at a special general meeting to approve the proposed change of name of the Company; and

2. the approval by the Registrar of Companies in Bermuda.

The effective date of the change of name of the Company will be the date on which the new name of the Company is entered by the Registrar of Companies in Bermuda on the register of companies in place of its existing name. The Company will carry out the necessary filing procedures with the Registrar of Companies in Hong Kong.

EFFECTS OF CHANGE OF COMPANY NAME

The proposed change of name of the Company will not affect any of the rights of the Shareholders or holders of Warrants of the Company. All existing share certificates and warrant certificates in issue bearing the existing name of the Company will, after the proposed change of name of the Company becoming effective, continue to be evidence of title respectively to the shares and warrants of the Company and will be valid for trading, settlement and registration purposes. Accordingly, there will not be any arrangement for free exchange of existing share certificates or warrant certificates for new share certificates or warrant certificates bearing the new name of the Company. Once the proposed change of name of the Company becomes effective, any issue of share certificates or warrant certificates will be under the new name of the Company.

Further announcement will be made by the Company to inform the Shareholders the effective date of change of name of the Company and the arrangement relating to the trading and dealings in the Shares on the Stock Exchange under the new name.

SPECIAL GENERAL MEETING

At the Special General Meeting, a special resolution will be proposed for the Shareholders to consider and, if thought fit, approve the Change of Name.

A notice convening the Special General Meeting to be held at at Imperial Room III, Mezzanine Floor, Towers Wing, the Royal Pacific Hotel & Towers, 33 Canton Road, China Hong Kong City, Tsim Sha Tsui, Kowloon, Hong Kong at 10:30 a.m. on Thursday, 30 March 2006 is set out on page 6 of this circular.

ACTION TO BE TAKEN

Enclosed is a form of proxy for use at the Special General Meeting. Whether or not you intend to attend and vote at the meeting in person, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the branch share registrar of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible but in any event not later than 48 hours before the time for holding the Special General Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Special General Meeting or any adjourned meeting should you so wish.

PROCEDURES FOR DEMANDING POLL BY THE SHAREHOLDERS

The following sets out the procedures by which the Shareholders may demand poll at the Special General Meeting.

According to bye-law 66 of the bye-laws of the Company, a resolution put to the vote of a general meeting shall be decided on a show of hands unless voting by way of poll is required by the rules of the Stock Exchange or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(i) the chairman of such meeting; or

(ii) at least three Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorized representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorized representative) or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or

(iv) any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorized representative) or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right; or

(v) if required by the rules of the Stock Exchange, by any Director or Directors who, individually or collectively, hold proxies in respect of shares representing 5% or more of the total voting rights at such meeting.

A demand by a person as proxy for a Shareholder or in the case of a Shareholder being a corporation by its duly authorized representative shall be deemed to be the same as demand by a Shareholder.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement contained herein misleading.

RECOMMENDATIONS

The Board considers that the proposed Change of Name are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends all Shareholders to vote in favour of the special resolution proposed to be passed at the Special General Meeting.

By order of the Board
REXCAPITAL International Holdings Limited
Pierre Seligman
Executive Director



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 155)

NOTICE IS HEREBY GIVEN that a special general meeting of REXCAPITAL International Holdings Limited (the "Company") will be held at Imperial Room III, Mezzanine Floor, Towers Wing, the Royal Pacific Hotel & Towers, 33 Canton Road, China Hong Kong City, Tsim Sha Tsui, Kowloon, Hong Kong on Thursday, 30 March 2006 at 10:30 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as a special resolution:

SPECIAL RESOLUTION

"**THAT** subject to the approval by the Registrar of Companies in Bermuda, the name of the Company be and is hereby changed to "CHINA SOLAR ENERGY HOLDINGS LIMITED" and a new Chinese name "華基光電能源控股有限公司" be adopted to replace the current Chinese name of "御泰國際控股有限公司" for identification purpose only and the directors of the Company be and are hereby authorised generally to do all such acts and things and execute all documents they consider necessary or expedient to effect the change of name and the adoption of the new Chinese name for identification purpose only on behalf of the Company."

By order of the Board
REXCAPITAL International Holdings Limited
Pierre Seligman
Executive Director

Hong Kong, 7 March 2006

Notes:

1. Any member of the Company (the "Member") entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. Vote may be given either personally or by a duly authorized corporate representative or by proxy. A Member who is the holder of two or more shares of the Company (the "Shares") may appoint more than one proxy to attend on the same occasion provided that, if more than one proxy is so appointed, the appointment shall specify the number and class of Shares in respect of which each such proxy is so appointed. A proxy need not be a Member. In addition, a proxy or proxies representing either an individual Member or a Member which is a corporate, shall be entitled to exercise the same powers on behalf of the Member which he or they represent as such Member could exercise, including, without limiting the generality of foregoing, but each proxy shall have one vote on a show of hands.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is corporation, either under seal or under the hand of an officer or attorney duly authorized.

3. A form of proxy for the Meeting is enclosed. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority shall be deposited at the Company's share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof. Delivery of the form of proxy shall not preclude of a Member from attending and voting in person at the meeting.

此乃要件　請即處理

閣下如對本通函任何內容或就本通函應採取之行動有任何疑問，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下全部御泰國際控股有限公司之股份，應立即將本通函連同隨附之代表委任表格交予買主或承讓人，或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。



REXCAPITAL International Holdings Limited
御泰國際控股有限公司 *

(於百慕達註冊成立之有限公司)

(股份代號：155)

建議更改公司名稱

御泰國際控股有限公司(「**本公司**」)之董事會函件載於本通函第2至第5頁。

本公司謹訂於二零零六年三月三十日星期四上午十時三十分假座香港九龍尖沙咀廣東道33號中港城皇家太平洋酒店海景翼閣樓黃庭廳III舉行股東特別大會(「**股東特別大會**」)，大會通告載於本通函第6頁。本通函隨附股東特別大會適用之代表委任表格。無論　閣下是否有意親身出席股東特別大會並於會上投票，務請盡快根據隨附代表委任表格印列之指示將其填妥，並交回本公司之香港股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心46樓)，惟無論如何不得遲於股東特別大會或其任何續會舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下屆時仍可親身出席股東特別大會或任何續會，並於會上投票。

二零零六年三月七日

* *僅供識別*

目 錄

頁次

於本通函內，除文義另有所指外，下列詞彙具備以下涵義。

「董事會」	指	董事會
「更改名稱」	指	建議更改本公司名稱為「CHINA SOLAR ENERGY HOLDINGS LIMITED」，並採用僅供識別之新中文名稱「華基光電能源控股有限公司」
「本公司」	指	御泰國際控股有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「董事」	指	本公司董事
「香港」	指	中華人民共和國香港特別行政區
「股份」	指	本公司股本中每股面值0.01港元之普通股
「股東」	指	股份持有人
「股東特別大會」	指	本公司謹訂於二零零六年三月三十日星期四上午十時三十分召開之股東特別大會或其任何續會，有關通告載於本通函第6頁
「聯交所」	指	香港聯合交易所有限公司
「認股權證」	指	本公司於聯交所上市之認股權證，每份認股權證賦予持有人認購權按初步認購價0.116港元（可予調整）認購股份，其主要條款載於本公司日期為二零零五年六月十七日之配售章程
「港元」	指	香港法定貨幣港元



REXCAPITAL International Holdings Limited
御泰國際控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：155)

執行董事
李慧玲女士
陳為光先生
朱植明先生
Pierre Seligman先生

非執行董事
Dr. Zoltan J. Kiss *(主席)*

獨立非執行董事
鄒小岳先生
袁達文先生
譚錦標先生

註冊辦事處:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點:
香港
尖沙咀廣東道25號
港威大廈第二座
3208室

敬啟者:

建議更改公司名稱

緒言

誠如本公司於二零零六年二月二十四日所公佈，董事會有意向股東提呈建議批准更改本公司名稱為「CHINA SOLAR ENERGY HOLDINGS LIMITED」，並採用僅供識別之新中文名稱「華基光電能源控股有限公司」。

本通函旨在向 閣下提供有關建議更改名稱之詳情，並載列召開股東特別大會之通告，會上將提呈一項特別決議案以考慮及酌情批准更改名稱。

* *僅供識別*

建議更改公司名稱

於二零零六年二月二十四日，董事會宣佈計劃將本公司名稱由「REXCAPITAL International Holdings Limited」改為「CHINA SOLAR ENERGY HOLDINGS LIMITED」。此外，董事會亦宣佈，本公司將採用僅供識別之新中文名稱「華基光電能源控股有限公司」以代替原有中文名稱「御泰國際控股有限公司」，並棄用其原有公司標誌，惟須待更改本公司名稱生效後方可作實。

更改公司名稱之原因

董事會認為，建議新名稱將更能反映本公司業務集中於光電能源業務。董事會相信建議更改本公司名稱及採用本公司新中文名稱符合本公司及股東之整體最佳利益。

條件

建議更改本公司名稱須待下列條件達成後，方可作實：

1. 股東於股東特別大會上通過特別決議案批准更改本公司名稱之建議；及

2. 取得百慕達公司註冊處之批准。

更改本公司名稱之生效日期將為百慕達公司註冊處將本公司新名稱登記於公司登記冊以取代其原有名稱之日期。本公司將在香港公司註冊處辦理所需之存檔手續。

更改公司名稱之影響

建議更改本公司名稱將不會影響本公司股東或認股權證持有人之任何權利。於建議更改本公司名稱生效後，所有以本公司原有名稱發出之現有股票及認股權證證書仍分別為本公司股份及認股權證之所有權憑證，並可用作買賣、結算及登記。因此，本公司將不會安排現有股票或認股權證證書免費更換以本公司新名稱發出之新股票或認股權證證書。於建議更改本公司名稱生效後，任何股票或認股權證證書將以本公司新名稱發出。

本公司將另行發表公佈，以通知股東更改本公司名稱之生效日期及有關股份以新名稱在聯交所買賣及進行交易之安排。

股東特別大會

本公司將於股東特別大會上向股東提呈一項特別決議案，以考慮及酌情批准更改名稱。

本公司謹訂於二零零六年三月三十日星期四上午十時三十分假座香港九龍尖沙咀廣東道33號中港城皇家太平洋酒店海景翼閣樓黃庭廳III舉行股東特別大會，大會通告載於本通函第6頁。

應採取之行動

本通函隨附股東特別大會適用之代表委任表格。無論　閣下是否有意親身出席股東特別大會並於會上投票，務請盡快根據隨附代表委任表格列印之指示將其填妥，並交回本公司之香港股份過戶登記分處香港中央證券登記有限公司（地址為香港皇后大道東183號合和中心46樓），惟無論如何不得遲於股東特別大會或其任何續會舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下屆時仍可親身出席股東特別大會或任何續會，並於會上投票。

股東要求以投票方式表決之程序

下文載述股東可於股東特別大會上要求以投票方式表決之程序。

根據公司細則第66條，於股東大會提呈之決議案須以舉手方式表決，但聯交所規則規定以投票方式表決或下列人士可（於宣佈舉手表決之結果之前或當時或於撤回任何其他投票表決之要求時）要求以投票方式表決：

(i)　該大會主席；或

(ii)　最少三名當時有權於會上投票之親身出席股東（如股東為公司，則其獲正式授權之公司代表）或委任代表；或

(iii) 持有不少於有權於會上投票之所有股東之投票權總額十分之一之親身出席股東(如股東為公司,則其獲正式授權之公司代表)或委任代表;或

(iv) 持有附有權利可於會上投票之股份而該等股份之已繳股款總額不少於附有上述權利之所有股份之已繳股款總額十分之一之親身出席股東(如股東為公司,則其獲正式授權之公司代表)或委任代表;或

(v) 倘聯交所規則規定,則一名或多名個別或共同持有於該大會上之總投票權5%或以上之董事。

由股東之委任代表(或如股東為公司,則其獲正式授權之公司代表)提出之要求被視為由該股東提出。

責任聲明

本通函載有為遵照上市規則規定而提供之本公司資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任,並在作出一切合理查詢後確認,就彼等深知及確信,本通函並無遺漏其他事實,致使其中所載之任何內容有所誤導。

推薦意見

董事會認為,更改名稱之建議符合本公司及股東之整體最佳利益。因此,董事會建議全體股東投票贊成將於股東特別大會上提呈通過之特別決議案。

此 致

列位股東 台照
及認股權證持有人 參照

承董事會命
御泰國際控股有限公司
執行董事
Pierre Seligman

二零零六年三月七日



REXCAPITAL International Holdings Limited
御泰國際控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號:155)

茲通告御泰國際控股有限公司(「本公司」)謹訂於二零零六年三月三十日星期四上午十時三十分假座香港九龍尖沙咀廣東道33號中港城皇家太平洋酒店海景翼閣樓黃庭廳III舉行股東特別大會,以考慮及酌情通過(不論有否修訂)下列決議案為特別決議案:

特別決議案

「**動議**謹此將本公司名稱改為「CHINA SOLAR ENERGY HOLDINGS LIMITED」,並採用僅供識別之新中文名稱「華基光電能源控股有限公司」以代替原有中文名稱「御泰國際控股有限公司」,惟須待取得百慕達公司註冊處之批准後方可作實,以及謹此向本公司董事作出一般授權,以代表本公司採取彼等認為使更改名稱及採用僅供識別之新中文名稱屬必需或適當之一切行動及事項,以及簽立所有有關文件。」

承董事會命
御泰國際控股有限公司
執行董事
Pierre Seligman

香港,二零零六年三月七日

附註:

1. 凡有權出席本公司股東特別大會並於會上投票之本公司任何股東(「股東」),均有權委派另一名人士作為受委代表,代其出席及投票。股東可親身或透過正式授權公司代表或受委代表投票。持有兩股或以上本公司股份(「股份」)之股東可委派超過一名受委代表出席大會,惟倘委任超過一名代表,則須註明與獲委任之各受委代表有關之股份數目及類別。受委代表毋須為股東。此外,代表個人股東或公司股東之一名或多名受委代表將有權代表股東行使其作為股東可行使之相同權力,包括但不限於上述之一般性事項,惟舉手投票時每名代表只可投一票。

2. 委任受委代表之文據須由委任人或其正式書面授權人簽署。倘委任人為公司,則須蓋下印鑑或由高級職員或獲正式授權之授權人簽署。

3. 隨附適用於大會之代表委任表格。委任受委代表之文據連同經簽署授權書或其他授權文件(如有)或經簽署證明之授權書或其他授權文件副本,最遲須於大會或其任何續會指定舉行時間四十八小時前交回本公司之香港股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心46樓),方為有效。交回代表委任表格後,股東仍可親身出席大會,並於會上投票。

* *僅供識別*




RECEIVED
2006 MAY 10 A

REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 155)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of REXCAPITAL International Holdings Limited (the "Company") will be held at Imperial Room III, Mezzanine Floor, Towers Wing, the Royal Pacific Hotel & Towers, 33 Canton Road, China Hong Kong City, Tsim Sha Tsui, Kowloon, Hong Kong on Thursday, 30 March 2006 at 10:30 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as a special resolution:

SPECIAL RESOLUTION

"**THAT** subject to the approval by the Registrar of Companies in Bermuda, the name of the Company be and is hereby changed to "CHINA SOLAR ENERGY HOLDINGS LIMITED" and a new Chinese name "華基光電能源控股有限公司" be adopted to replace the current Chinese name of "御泰國際控股有限公司" for identification purpose only and the directors of the Company be and are hereby authorised generally to do all such acts and things and execute all documents they consider necessary or expedient to effect the change of name and the adoption of the new Chinese name for identification purpose only on behalf of the Company."

By order of the Board
REXCAPITAL International Holdings Limited
Pierre Seligman
Executive Director

Hong Kong, 7 March 2006

Notes:

1. Any member of the Company (the "Member") entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. Vote may be given either personally or by a duly authorized corporate representative or by proxy. A Member who is the holder of two or more shares of the Company (the "Shares") may appoint more than one proxy to attend on the same occasion provided that, if more than one proxy is so appointed, the appointment shall specify the number and class of Shares in respect of which each such proxy is so appointed. A proxy need not be a Member. In addition, a proxy or proxies representing either an individual Member or a Member which is a corporate, shall be entitled to exercise the same powers on behalf of the Member which he or they represent as such Member could exercise, including, without limiting the generality of foregoing, but each proxy shall have one vote on a show of hands.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is corporation, either under seal or under the hand of an officer or attorney duly authorized.

3. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority shall be deposited at the Company's share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof. Delivery of the form of proxy shall not preclude of a Member from attending and voting in person at the meeting.

As at the date of this announcement, the Board comprises four executive directors namely Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Pierre Seligman, one non-executive director namely Dr. Zoltan J. Kiss and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Tam Kam Biu, William.

Please also refer to the published version of this announcement in The Standard.


Investor

stment Service Centre

d Companies Information


RECEIVED
2006 MAY 10 A 10:20

REXCAPITAL<00155> - Unusual price & volume movements

The Stock Exchange has received a message from REXCAPITAL International Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the price and trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of REXCAPITAL International Holdings Limited the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the board of the Company comprises four executive directors namely Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, M Chu Chik Ming, Jack and Mr. Seligman Pierre, one non-executive ctor, Dr. Zoltan J. Kiss and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Tam Kam Biu William.

For and on behalf of
REXCAPITAL International Holdings Limited

Wilfred Tsang
Company Secretary

3 March 2006"



I●stment Service Centre

●d Companies Information

REXCAPITAL<00155> - Unusual volume movement

The Stock Exchange has received a message from REXCAPITAL International Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of REXCAPITAL International Holdings Limited the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the board of the Company comprises four executive directors namely Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, M● Chu Chik Ming, Jack and Mr. Seligman Pierre, one non-executive d●ctor, Dr. Zoltan J. Kiss and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Tam Kam Biu William.

For and on behalf of
REXCAPITAL International Holdings Limited

Wilfred Tsang
Company Secretary

1 March 2006"


Investor

Investment Service Centre
Listed Companies Information

REXCAPITAL<00155> - Unusual price & volume movements

The Stock Exchange has received a message from REXCAPITAL International Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the price and trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of REXCAPITAL International Holdings Limited the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the board of the Company comprises four executive directors namely Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre, one non-executive director, Dr. Zoltan J. Kiss and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Tam Kam Biu William.

For and on behalf of
REXCAPITAL International Holdings Limited

Wilfred Tsang
Company Secretary

28 February 2006"



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

PROPOSED CHANGE OF COMPANY NAME

The Board of the Company announces that it intends to put forward a proposal for the Shareholders to approve the change of name of the Company from "REXCAPITAL International Holdings Limited" to "CHINA SOLAR ENERGY HOLDINGS LIMITED". Upon the change of name becoming effective, the Company will adopt a new Chinese name "華基光電能源控股有限公司" in place of the existing Chinese name "御泰國際控股有限公司" for identification purpose only.

The proposed change of name of the Company is subject to the satisfaction of the conditions set out in the section headed "Conditions" below.

A circular containing further details of the proposed change of name of the Company and the adoption of the new Chinese name of the Company will be dispatched to the Shareholders as soon as practicable.

PROPOSED CHANGE OF COMPANY NAME

The board of directors (the "**Board**") of REXCAPITAL International Holdings Limited (the "**Company**") announces that it intends to put forward a proposal for the shareholders of the Company (the "**Shareholders**") to approve the change of name of the Company from "REXCAPITAL International Holdings Limited" to "CHINA SOLAR ENERGY HOLDINGS LIMITED". Upon the change of name becoming effective, the Company will adopt a new Chinese name "華基光電能源控股有限公司" in place of the existing Chinese name "御泰國際控股有限公司" for identification purpose only and abandon its existing corporate logo.

The Board considers that the proposed new name will better reflect the Company's business focus on the solar energy business. The Board believes that the proposed change of name of the Company and the adoption of the Chinese name of the Company are in the best interests of the Company and the Shareholders as a whole.

CONDITIONS

The proposed change of name of the Company is subject to:

1. the passing of a special resolution by the Shareholders at a special general meeting to approve the proposed change of name of the Company; and

2. the approval by the Registrar of Companies in Bermuda.

The effective date of the change of name of the Company will be the date on which the new name of the Company is entered by the Registrar of Companies in Bermuda on the register of companies in place of its existing name. The Company will carry out the necessary filing procedures with the Registrar of Companies in Hong Kong.

EFFECTS OF CHANGE OF COMPANY NAME

The proposed change of name of the Company will not affect any of the rights of the Shareholders or holders of warrants of the Company. All existing share certificates and warrant certificates in issue bearing the existing name of the Company will, after the proposed change of name of the Company becoming effective, continue to be evidence of title respectively to the shares and warrants of the Company and will be valid for trading, settlement and registration purposes. Accordingly, there will not be any arrangement for free exchange of existing share certificates or warrant certificates for new share certificates or warrant certificates bearing the new name of the Company. Once the proposed change of name of the Company becomes effective, any issue of share certificates or warrant certificates will be under the new name of the Company.

GENERAL

A circular containing further details of the proposed change of name of the Company and the adoption of the new Chinese name of the Company will be dispatched to the Shareholders as soon as practicable.

By Order of the Board
Tsang Wai Wa
Company Secretary

Hong Kong, 24 February 2006

As at the date of this announcement, the Board comprises four executive directors namely Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Pierre Seligman, one non-executive director namely Dr. Zoltan J. Kiss and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Tam Kam Biu, William.

Please also refer to the published version of this announcement in The Standard.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

LAPSE OF THE DISCLOSEABLE TRANSACTION RELATING TO THE PROPOSED SUBSCRIPTION OF SHARES IN CULTURE.COM TECHNOLOGY LIMITED

As the parties are unable to appoint a suitable professional consultant to prepare the valuation report, the Valuation Value has not yet been determined and the valuation report has not yet been issued, the conditions to the Share Subscription Agreement therefore could not be fulfilled or waived on or before the extended Long Stop Date of 15 February 2006. The parties do not intend to further extend the Long Stop Date beyond 15 February 2006. As such, pursuant to the Share Subscription Agreement, the parties have no further obligations to complete the Subscription and the Share Subscription Agreement shall cease to have any further effect from 16 February 2006.

Reference is made to the announcement of the Company dated 2 September 2005 regarding the discloseable transaction relating to the proposed subscription of shares in CTL and the announcements of the Company dated 22 September 2005, 21 October 2005, 11 November 2005, 2 December 2005 and 3 January 2006 respectively regarding the postponements of the despatch of circular (the "Announcements"). Capitalised terms used in this announcement have the same meanings as defined or adopted in the Announcements.

LAPSE OF THE SHARE SUBSCRIPTION AGREEMENT

As the parties are unable to appoint a suitable professional consultant to prepare the valuation report, the Valuation Value has not yet been determined and the valuation report has not yet been issued, the conditions to the Share Subscription Agreement therefore could not be fulfilled or waived on or before the extended Long Stop Date of 15 February 2006. The parties do not intend to further extend the Long Stop Date beyond 15 February 2006. As such, pursuant to the Share Subscription Agreement, the parties have no further obligations to complete the Subscription and the Share Subscription Agreement shall cease to have any further effect from 16 February 2006.

By Order of the Board
REXCAPITAL International Holdings Limited
Tsang Wai Wa
Company Secretary

Hong Kong, 15 February 2006

As at the date of this announcement, the Board comprises four executive directors namely Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre, one non-executive director, Dr. Zoltan J. Kiss and three independent non-executive directors namely and Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Tam Kam Biu, William.

Please also refer to the published version of this announcement in The Standard.


Investor
tment Service Centre
Companies Information

REXCAPITAL<00155> - Unusual price & volume movements

The Stock Exchange has received a message from REXCAPITAL International Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the price and trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of REXCAPITAL International Holdings Limited the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the board of the Company comprises four executive directors namely Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Pierre Seligman, one non-executive director, Dr. Zoltan J. Kiss and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Tam Kam Biu William.

For and on behalf of
REXCAPITAL International Holdings Limited

Wilfred Tsang
Company Secretary

13 February 2006"





REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

CHANGES IN DIRECTORSHIP AND CHANGE OF PRINCIPAL PLACE OF BUSINESS

CHANGES IN DIRECTORSHIP

The board of directors (the "Board") of REXCAPITAL International Holdings Limited (the "Company") is pleased to announce that:

1. The acquisition of the entire issued shares of Eaglefly Technology Limited has been completed on 19 January 2006, as such Dr. Zoltan J. Kiss ("Dr. Kiss") has been appointed as the Chairman as well as a non-executive Director of the Company with effect from 24 January 2006;

2. Mr. Tam Kam Biu, William ("Mr. Tam") has been appointed as an independent non-executive Director, a member of both the audit committee and the remuneration committee of the Company with effect from 24 January 2006; and

3. Mr. Chan How Chung, Victor ("Mr. Chan") resigned as the Chairman and an executive Director of the Company with effect from 24 January 2006.

Dr. Kiss, aged 73, graduated with honors degree of BaScE from the University of Toronto in 1956 and received a master's degree in applied science also from the University of Toronto in 1957. In 1959 he received a Ph.D. degree in physics. Dr. Kiss is indirectly interested in 600,000,000 shares of the Company and is the substantial shareholder of the Company. Dr. Kiss has not been a director in any other listed company in the past 3 years.

Mr. Tam, aged 49, obtained a Bachelor of Business Administration degree and a Master of Business Administration degree from York University, Toronto, Canada. He is a fellow of Association of Chartered Certified Accountants, United Kingdom and an associate of the Hong Kong Institute of Certified Public Accountants. Mr. Tam is currently a director and chief financial officer of Q9 Technology Holdings Limited, a company listed on the Growth

Enterprise Market of The Stock Exchange of Hong Kong Limited. Mr. Tam is not connected with any directors, senior management or substantial or controlling shareholders of the Company, and he does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract between the Company and each of Dr. Kiss and Mr. Tam. They have no fixed term of service with the Company but will be subject to retirement and re-election at the next general meeting of the Company (thereafter retirement by rotation) pursuant to the bye-laws of the Company. Their directors' remuneration shall be determined by the Remuneration Committee with reference to his responsibilities and prevailing market conditions, and subject to the approval of the shareholders of the Company.

Mr. Chan How Chung, Victor resigned due to personal reasons and has confirmed that there are no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company.

The Board would like to take this opportunity to thank Mr. Chan for his past contribution during his service with the Company and to extend its warm welcome Dr. Kiss and Mr. Tam as new members of the Board.

CHANGE OF PRINCIPAL PLACE OF BUSINESS

The Board also announces that the principal place of business of the Company in Hong Kong has been changed to the following address with effect from 24 January 2006:

Room 3208, Tower II, The Gateway, 25 Canton Road, Tsimshatsui, Hong Kong.
Telephone number : (852) 3104 2820
Facsimile number : (852) 3104 2890

By order of the Board
Tsang Wai Wa
Company Secretary

Hong Kong, 24 January 2006

As at the date of this announcement, the Board comprises four executive directors namely Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre, one non-executive director namely Dr. Zoltan J. Kiss and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Tam Kam Biu, William.

Please also refer to the published version of this announcement in The Standard.

REXCAPITAL<00155> - Unusual volume movement

The Stock Exchange has received a message from REXCAPITAL International Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of REXCAPITAL International Holdings Limited the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement."

As at the date of this statement, the board of the Company comprises five executive directors namely Mr. Chan How Chung, Victor, Ms. Lee Huei Lin, [illegible] Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre [illegible] two independent non-executive directors namely Mr. Chow Siu Ngor and Mr. Yin Tat Man.

For and on behalf of
REXCAPITAL International Holdings Limited

Wilfred Tsang
Company Secretary

13 January, 2006"



REXCAPITAL International Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 155)

MAJOR TRANSACTION RELATING TO THE PROPOSED ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF EAGLEFLY TECHNOLOGY LIMITED

Reference was made to the announcements of the Company dated 15 July 2005, 22 August 2005 and 28 October 2005, the Directors wish to announce that since more time is required by the Company to complete its due diligence on Eaglefly and the Terra Solar Group, the Company and the Vendor have agreed on 30 December 2005 to fix 27 January 2006 as the new date for completion.

The board of directors (the "**Board**") of REXCAPITAL International Holdings Limited (the "**Company**") refers to the announcements of the Company dated 15 July 2005 in relation to, inter alia, a major transaction involving a proposed acquisition of the entire issued share capital of Eaglefly which in turn holds 51% interest in the issued share capital of Terra Solar Global, Inc. and its subsidiaries; 22 August 2005 and 28 October 2005 regarding the fixing of a new date for completion (the "**Announcements**"). Unless otherwise stated, terms used herein shall have the same meanings as those defined in the Announcements.

POSTPONEMENT OF THE DATE FOR COMPLETION

Pursuant to the Sale and Purchase Agreement, completion shall take place on a date which is 45 days from the date of the Sale and Purchase Agreement, i.e. 23 August 2005, or such later date as may be mutually agreed by the parties. On 20 August 2005 and 25 October 2005 respectively, the Company and the Vendor have agreed to fix 31 October 2005 and 31 December 2005 as the new dates for completion.

It has been further agreed by the Company and the Vendor on 30 December 2005 that completion shall be postponed from 31 December 2005 to 27 January 2006.

As at the date of this announcement, the shareholders of the Company have approved the Sale and Purchase Agreement and the transactions contemplated thereby at a special general meeting of the Company held on 28 December 2005. On the other hand, the conditions in the Sale and Purchase Agreement regarding (a) the obtaining of necessary approvals or resolutions of the shareholders and/or directors of the Vendor in respect of the signing of the Sale and Purchase Agreement and the completion of the Transaction; and (b) the Company being satisfied with the due diligence against the Eaglefly Group have not yet been fulfilled, satisfied or complied with.

As more time is required by the Company to complete its due diligence on the Eaglefly Group, the Company and the Vendor have agreed on 30 December 2005 to further fix a new date for completion. Subject to all the conditions in the Sale and Purchase Agreement be fulfilled, satisfied, complied with or waived by the Company, the new date for completion shall be 27 January 2006.

By order of the Board of
REXCAPITAL International Holdings Limited
Tsang Wai Wa
Company Secretary

Hong Kong, 30 December 2005

As at the date of this announcement, the Board comprises five executive directors namely Mr. Chan How Chung, Victor, Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre, and two independent non-executive directors namely Mr. Chow Siu Ngor and Mr. Yin Tat Man.

Please also refer to the published version of this announcement in The Standard.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 155)

FURTHER DELAY IN DESPATCH OF CIRCULAR REGARDING THE DISCLOSEABLE TRANSACTION RELATING TO THE PROPOSED SUBSCRIPTION OF SHARES IN CULTURE.COM TECHNOLOGY LIMITED AND FURTHER EXTENSION OF LONG STOP DATE

The despatch of the Circular to the Shareholders regarding the discloseable transaction relating to the proposed subscription of shares in Culture.com Technology Limited will be further postponed. The Board currently expects that the Circular will be despatched to the Shareholders on or before 4 February 2006. The delay in despatch of the Circular constitutes a breach of Rule 14.38 of the Listing Rules.

As additional time is required for certain conditions to completion stipulated in the Share Subscription Agreement to be fulfilled, the Company and CTL have mutually agreed in writing to further extend the Long Stop Date from 31 December 2005 to 15 February 2006, or such later date as the parties may agree in writing.

Reference is made to the announcement of REXCAPITAL International Holdings Limited (the "**Company**") dated 2 September 2005 regarding the discloseable transaction relating to the proposed subscription of shares in CTL and the announcements of the Company dated 22 September 2005, 21 October 2005, 11 November 2005 and 2 December 2005 respectively regarding the postponement of the despatch of the Circular to 31 December 2005 (the "**Announcements**"). Capitalised terms used in this announcement have the same meanings as defined or adopted in the Announcements.

FURTHER DELAY IN DESPATCH OF CIRCULAR

Pursuant to Rule 14.38 of the Listing Rules, the Circular is required to be despatched to the Shareholders within 21 days after publication of the announcement of the Company dated 2 September 2005, being on or before 23 September 2005. On 22 September 2005, 21 October 2005, 11 November 2005 and 2 December 2005, the Company announced that the date for despatch of the Circular was postponed to on or before 31 December 2005.

As the professional consultant appointed by the Company to prepare a valuation report refused to give consent to the Company to incorporate its report to the Circular, the Company requires additional time to reappoint another professional consultant to prepare a valuation report for the determination of the Valuation Value.

Having considered the above, the Board currently expects that the Circular will be despatched to the Shareholders on or before 4 February 2006. As the Company has only been granted waivers from the Stock Exchange under Rule 14.38 of the Listing Rules to postpone the despatch date of the Circular to on or before 31 December 2005, the further delay in despatch of the Circular constitutes a breach of Rule 14.38 of the Listing Rules.

FURTHER EXTENSION OF LONG STOP DATE

The receipt by the Company of a report on and the determination of the Valuation Value are conditions to completion stipulated in the Share Subscription Agreement. Since additional time is required for the Company to reappoint another professional consultant to prepare a valuation report for the determination of the Valuation Value, the Company and CTL have therefore mutually agreed in writing to further extend the Long Stop Date from 31 December 2005 to 15 February 2006, or such later date as the parties may agree in writing.

As the transaction contemplated under the Share Subscription Agreement is subject to the outstanding conditions thereof being fulfilled. Accordingly, such transaction may or may not proceed. Shareholders of the Company and potential investors should therefore exercise caution when dealing in the shares of the Company.

By Order of the Board
REXCAPITAL International Holdings Limited
Tsang Wai Wa
Company Secretary

Hong Kong, 3 January 2006

As at the date of this announcement, the Board comprises five executive directors namely Mr. Chan How Chung, Victor, Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre, and two independent non-executive directors namely Mr. Chow Siu Ngor and Mr. Yin Tat Man.

Please also refer to the published version of this announcement in The Standard.



Interim Report 2005/2006 中期報告



REXCAPITAL International Holdings Limited
御泰國際控股有限公司
(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)

Condensed Consolidated Income Statement

For the six months ended 30 September 2005 (Expressed in Hong Kong dollars)

簡明綜合收益表

截至二零零五年九月三十日止六個月(以港幣列示)

The board of directors (the "Board") of REXCAPITAL International Holdings Limited (the "Company") hereby announces the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2005.

御泰國際控股有限公司(「本公司」)董事會(「董事會」)謹此公佈本公司及其附屬公司(「本集團」)截至二零零五年九月三十日止六個月之未經審核中期業績。

			Six months ended 30 September 截至九月三十日止六個月	
		Note 附註	**2005 二零零五年 (Unaudited) (未經審核) $'000 千元**	2004 二零零四年 (Unaudited) (未經審核) $'000 千元
Turnover	**營業額**	3	**22,446**	9,026
Other income, net	其他收入淨額	4	**1,338**	619
Unrealized gain/(loss) on financial assets at fair value through profit or loss	以公允價值列入損益賬之金融資產未變現收益/(虧損)		**8,695**	(16,312)
Cost of financial assets at fair value through profit or loss	以公允價值列入損益賬之金融資產成本		**(33,053)**	(10,858)
Staff costs	僱員成本		**(6,634)**	(1,953)
Amortization of goodwill	商譽攤銷		**–**	(1,356)
Depreciation	折舊		**(1)**	(1)
Other operating expenses	其他經營開支		**(22,587)**	(3,368)
Loss from operations	**經營虧損**		**(29,796)**	(24,203)
Finance costs	融資成本	5(a)	**(304)**	(585)
Loss from ordinary activities before taxation	**除稅前日常業務虧損**	5	**(30,100)**	(24,788)
Taxation	稅項	6	**–**	–
Loss attributable to shareholders	**股東應佔虧損**		**(30,100)**	(24,788)
Loss per share	**每股虧損**			
Basic and diluted	基本及攤薄	8	**(0.109) cents仙**	(1.45) cents仙

The notes on pages 5 to 17 form part of this interim financial report.

第5至17頁之附註屬本中期財務報告一部份。

Condensed Consolidated Balance Sheet

As at 30 September 2005 (Expressed in Hong Kong dollars)

簡明綜合資產負債表

於二零零五年九月三十日（以港幣列示）

		Note 附註	At 30 September 2005 於二零零五年九月三十日 (Unaudited) (未經審核) $'000 千元	At 31 March 2005 於二零零五年三月三十一日 (Audited) (經審核) $'000 千元
ASSETS AND LIABILITIES	**資產及負債**			
Non-current assets	**非流動資產**			
Property, plant and equipment	物業、廠房及設備		38	3
Goodwill	商譽		47,890	47,890
Available-for-sales financial assets	可供銷售之金融資產	9	–	–
			47,928	47,893
Current assets	**流動資產**			
Financial assets at fair value through profit or loss	以公允價值列入損益賬之金融資產		6,647	13,388
Trade and other receivables	應收賬款及其他應收款	10	58,147	35,954
Tax recoverable	可收回稅項		674	674
Cash at banks and in hand	銀行及手頭現金		281	7,841
			65,749	57,857
Current liabilities	**流動負債**			
Other payables and accrued charges	其他應付款及應計費用	11	6,386	3,151
Amount due to a related party	應付一名有關連人士款項		–	9,395
Provision for taxation	稅項撥備		517	517
Other loans	其他貸款		2,684	6,752
			9,587	19,815
Net current assets	**流動資產淨值**		56,162	38,042
NET ASSETS	**資產淨值**		104,090	85,935
CAPITAL AND RESERVES	**資本及儲備**			
Share capital	股本		27,525	27,525
Reserves	儲備		76,565	58,410
			104,090	85,935

The notes on pages 5 to 17 form part of this interim financial report. 第5至17頁之附註屬本中期財務報告一部份。

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 September 2005 (Expressed in Hong Kong dollars)

簡明綜合權益變動表

截至二零零五年九月三十日止六個月(以港幣列示)

		Share capital 股本	Share premium 股份溢價	Contributed surplus 繳入盈餘	Other reserve 其他儲備	Share options reserves 購股權儲備	Accumulated losses 累計虧損	Total 總計
		$'000 千元	$'000 千元	$'000 千元	$'000 千元	$'000 千元	$'000 千元	$'000 千元
At 1 April 2004	於二零零四年四月一日	17,094	432,125	596,248	–	–	(625,184)	420,283
Loss for the period	期內虧損	–	–	–	–	–	(24,788)	(24,788)
At 30 September 2004	於二零零四年九月三十日	17,094	432,125	596,248	–	–	(649,972)	395,495
At 1 April 2005	於二零零五年四月一日	27,525	463,659	596,248	–	–	(1,001,497)	85,935
Other reserve arising from the issue of the warrants, net of expenses	其他因發行認股權證產生之儲備(扣除開支)	–	–	–	24,206	–	–	24,206
Share option reserve arising from the grant of share options	因授出購股權產生之購股權儲備	–	–	–	–	24,049	–	24,049
Loss for the period	期內虧損	–	–	–	–	–	(30,100)	(30,100)
At 30 September 2005	**於二零零五年九月三十日**	27,525	463,659	596,248	24,206	24,049	(1,031,597)	104,090

The notes on pages 5 to 17 form part of this interim financial report. 第5至17頁之附註屬本中期財務報告一部份。



Condensed Consolidated Cash Flow Statement

For the six months ended 30 September 2005 (Expressed in Hong Kong dollars)

簡明綜合現金流量表

截至二零零五年九月三十日止六個月（以港幣列示）

		Six months ended 30 September 截至九月三十日止六個月	
		2005 二零零五年 (Unaudited) （未經審核） $'000 千元	2004 二零零四年 (Unaudited) （未經審核） $'000 千元
Net cash (used in)/generated from operating activities	經營活動（所用）／所得現金淨額	**(18,267)**	7,520
Net cash used in investing activities	投資活動所用現金淨額	**(36)**	–
Net cash generated from/(used in) financing equivalents	融資等價物所得／（所用）現金淨額	**10,743**	(8,496)
Decrease in cash and cash equivalents	現金及現金等價物之減少	**(7,560)**	(976)
Cash and cash equivalents at 1 April	於四月一日之現金及現金等價物	**7,841**	1,217
Cash and cash equivalents at 30 September	於九月三十日之現金及現金等價物	**281**	241
Analysis of the balances of cash and cash equivalents	現金及現金等價物結餘之分析		
Cash at banks and in hand	銀行及手頭現金	**281**	241

The notes on pages 5 to 17 form part of this interim financial report.　第5至17頁之附註屬本中期財務報告一部份。

(Expressed in Hong Kong dollars)



1 BASIS OF PREPARATION AND ACCOUNTING POLICIES

The unaudited condensed consolidated interim financial statements have been prepared in accordance with applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and are compliance with the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies and methods of computation adopted in the preparation of these unaudited condensed consolidated interim financial statements are the same as those used in the annual financial statements for the year ended 31 March 2005 except for the adoption of a number of new and revised Hong Kong Financial Reporting Standards ("HKFRSs", which also include HKASs and Interpretations) in the current period for the first time as detailed in note 2 to the unaudited condensed consolidated interim financial statements.

1 編製基準及會計政策

本未經審核簡明綜合中期財務報表乃按照香港聯合交易所有限公司證券上市規則(「上市規則」)附錄16之適用披露要求而編製，並符合香港會計師公會所頒佈之香港會計準則(「香港會計準則」)第34號「中期財務報告」之規定。

編製該等未經審核簡明綜合中期財務報表時所採納之會計政策及計算方法，與截至二零零五年三月三十一日止年度之年度財務報表所用者相同，惟如未經審核簡明綜合中期財務報表附註2所詳述，本期間首次採納若干新訂及經修訂香港財務報告準則(「香港財務報告準則」，該準則亦包括香港會計準則及詮釋)。

(Expressed in Hong Kong dollars)

2 PRINCIPAL ACCOUNTING POLICIES

The adoption of the new and revised HKFRSs which are effective for accounting periods commencing on or after 1 April 2005 has had no material impact on the accounting policies of the Group and the methods of computation in the Group's unaudited condensed consolidated interim financial statements except for the following:

Share-based Payment

In the current period, the Group has applied HKFRS 2 "Share-based Payment" which requires an expenses to be recognized where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transaction") or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options of the Company determined at the date of grant. Prior to the application of HKFRS 2, the Group did not recognize the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after 1 April 2005. In relation to share options granted before 1 April 2005, the Group has not applied HKFRS 2 to share options granted on or before 7 November 2002 and share options that were granted after 7 November 2002 and had vested before 1 April 2005 in accordance with the relevant transitional provisions. The effect of the revised policy has increased consolidated loss for the current period by $24,049,000 with corresponding amount credited to the reserve. The Group had no share options granted after 7 November 2002 and had not yet vested on 1 April 2005, and accordingly, no retrospective restatement is required.

2 主要會計政策

採納自二零零五年四月一日或之後之會計期間生效之新訂及經修訂香港財務報告準則，對本集團之會計政策及本集團未經審核簡明綜合中期財務報表之計算方法並無重大影響，惟以下各項除外：

以股權付款

於本期間，本集團已採用香港財務報告準則第2號「以股權付款」，規定倘本集團以股份或股份權利換取所購貨品或取得服務（「股權結算交易」），或換取價值相當於指定數目股份或股份權利之其他等值資產（「現金結算交易」），則須確認開支。香港財務報告準則第2號對本集團之主要影響涉及本公司購股權按授出日期釐定之公允價值之支銷。在採用香港財務報告準則第2號前，本集團僅於購股權行使後方會確認該等購股權之財務影響。本集團已對在二零零五年四月一日或之後授出之購股權應用香港財務報告準則第2號。對於在二零零五年四月一日或之前授出之購股權，本集團按照有關過渡條文並未對在二零零二年十一月七日或之前授出之購股權以及在二零零二年十一月七日之後授出但在二零零五年四月一日前歸屬之購股權應用香港財務報告準則第2號。因受政策修訂影響，本期間綜合虧損增加24,049,000元，而相應金額已計入儲備內。本集團並無在二零零二年十一月七日後授出但未在二零零五年四月一日前歸屬之購股權，故毋須作出追溯重列。

(Expressed in Hong Kong dollars)



2 PRINCIPAL ACCOUNTING POLICIES *(continued)*

Goodwill

In previous periods, goodwill arising on acquisition was capitalized and amortized on a straight-line basis over its estimated useful life. The Group has applied the relevant transitional provision in HKFRS 3. With respect to goodwill previously capitalized on the balance sheet, the Group has discontinued amortizing goodwill from 1 April 2005 onwards and goodwill will tested for impairment at least annually. Goodwill arising on acquisitions after 1 April 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, the Group's loss for the six months ended September 2005 decreased by approximately $1,356,000 as no amortization of goodwill has been charged in the current period. Comparative figures for 2005 have not been restated.

Financial Instruments

The adoption of HKAS 32 and HKAS 39 has resulted in a change in accounting policy for recognition, measurement, derecognition and disclosure of financial instruments. Previously, the Group's investments in Securities were classified as "Investments in securities" and "Trading securities", respectively. "Investment in securities" are carries at cost less impairment loss (if any), while "Trading securities" were stated in the balance sheet at fair value. Upon the adoption of HKAS 32 and HKAS 39, securities previously held for trading purpose are reclassified as financial assets at fair value through profit or loss, and securities previously held for investment purpose are reclassified as available-for-sale financial assets.

2 主要會計政策 *(續)*

商譽

過往期間，因收購產生之商譽已被資本化，並按直線法在其估計使用期限內攤銷。本集團已採用香港財務報告準則第3號之有關過渡條文。對於過往在資產負債表資本化之商譽，本集團已自二零零五年四月一日起終止攤銷商譽，而商譽將至少每年進行減值測試。於二零零五年四月一日後因收購產生之商譽於初步確認後按成本減累計減值虧損（如有）計量。由於會計政策出現此項變動，本期間並無扣除商譽攤銷，故本集團截至二零零五年九月止六個月之虧損減少約1,356,000元。二零零五年之比較數字並未重列。

金融工具

採納香港會計準則第32號及香港會計準則第39號已導致確認、衡量、終止確認及披露金融工具之會計政策出現變動。本集團之證券投資過往分別歸類為「證券投資」及「交易證券」。「證券投資」按成本減去減值虧損（如有）列賬，而「交易證券」則以公允價值在資產負債表中列賬。於採納香港會計準則第32號及香港會計準則第39號後，過往持作交易之證券歸類為以公允價值列入損益賬之金融資產，而過往持作投資之證券則歸類為可供銷售之金融資產。

2 PRINCIPAL ACCOUNTING POLICIES *(continued)*

Financial Instruments *(continued)*

In accordance with HKAS 39, the financial assets at fair value through profit or loss are measured at fair value with gains or losses arising from changes in fair value credited or charged to the consolidated profit and loss account for the period in which they arise. Available-for-sale financial assets are those non-derivative investments in listed and unlisted equity securities that are designated as available for sale or are not classified in any of the other categories of financial assets as defined in HKAS 39. After initial recognition, available-for-sale financial assets are measured at fair value with gains or losses being recognized as a separate component of equity until the financial asset is sold, collected or otherwise disposed of or until the financial asset is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the consolidated profit and loss account.

This change in accounting policy has no material impact on the unaudited condensed consolidated interim financial statements.

3 SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Turnover represents the aggregate of servicing fees receivable from the provision of investment advisory and capital market advisory services, proceeds from sales of trading securities and interest income from money lending business for the period.

Business segments

The Group comprises the following main business segments:

Strategic investments and capital market activities:

- Participation in primary and secondary securities market and provision of capital market advisory services

2 主要會計政策 *(續)*

金融工具 *(續)*

根據香港會計準則第39號，以公允價值列入損益賬之金融資產以公允價值計量，而公允價值變動產生之盈虧則計入產生期間之綜合損益賬或自該綜合損益賬內扣除。可供銷售之金融資產乃指定為可供銷售或不屬於香港會計準則第39號界定之任何其他金融資產類別之上市或非上市股本證券之非衍生工具。於初步確認後，可供銷售之金融資產以公允價值計量，而盈虧則確認作股本之獨立部份，直至金融資產被出售、收回或以其他方式處置，或直至金融資產被釐定出現減值為止，此時，過往在股本中呈報之累計盈虧則被計入綜合損益賬。

此項會計政策變動並無對未經審核簡明綜合中期財務報表產生重大影響。

3 分部呈報

分部資料按本集團之業務及經營地區分佈劃分。由於與本集團內部財務申報制度較為符合，故此選擇以業務分部資料為本集團之主要呈報方式。

營業額指期內提供投資顧問及資本市場顧問服務之應收服務費、交易證券之銷售收益及貸款業務之利息收入之總額。

業務分部

本集團之主要業務分部如下：

策略性投資及資本市場活動：

- 參與主要及次要證券市場與提供資本市場顧問服務

3 SEGMENT REPORTING *(continued)*

3 分部呈報（續）

Business segments *(continued)*

業務分部（續）

Financing:

融資：

– Provision of commercial and personal loans

– 提供商業及個人貸款

		Strategic investments and capital market activities 策略性投資及資本市場活動		Financing 融資		Consolidated 綜合	
		2005 二零零五年 $'000 千元	2004 二零零四年 $'000 千元	2005 二零零五年 $'000 千元	2004 二零零四年 $'000 千元	2005 二零零五年 $'000 千元	2004 二零零四年 $'000 千元
Six months ended 30 September	截至九月三十日止六個月						
Revenue from external customers	來自外界客戶之收入	20,696	7,502	1,750	1,524	22,446	9,026
Segment results	分部業績	(24,576)	(24,384)	1,745	1,522	(22,831)	(22,862)
Unallocated operating income and expenses	未分配經營收入及費用					(6,965)	(1,341)
Loss from operations	經營虧損					(29,796)	(24,203)
Finance costs	融資成本					(304)	(585)
Loss from ordinary activities before taxation	除稅前日常業務虧損					(30,100)	(24,788)
Taxation	稅項					–	–
Loss attributable to shareholders	股東應佔虧損					(30,100)	(24,788)
Depreciation and amortization for the period	期內折舊及攤銷	1	1	–	–	1	1

The Group did not have any inter-segment sales during either period.

本集團於兩個期間均無分部業務間之銷售。

Geographical segments

地區分部

The Group participates in two principal economic environments: Hong Kong and other areas of China.

本集團在兩個主要經濟地區經營：香港及中國其他地區。

3 SEGMENT REPORTING *(continued)*

3 分部呈報 *(續)*

Geographical segments *(continued)*

地區分部 *(續)*

In presenting information on the basis of geographical segments, segment revenue is based on the country where the contract is signed or the order is placed.

在呈列地區分部資料時，分部收入是以簽定合約或作出指示之國家為計算基準。

		Hong Kong 香港		Other areas of China 中國其他地區		Consolidated 綜合	
		2005 二零零五年 $'000 千元	2004 二零零四年 $'000 千元	2005 二零零五年 $'000 千元	2004 二零零四年 $'000 千元	2005 二零零五年 $'000 千元	2004 二零零四年 $'000 千元
Six months ended 30 September	截至九月三十日止六個月						
Revenue from external customers	來自外界客戶之收入	2,003	1,844	20,443	7,182	22,446	9,026
Segment result	分類業績	(18,907)	(1,856)	(3,924)	(21,006)	(22,831)	(22,862)

4 OTHER INCOME, NET

4 其他收入淨額

		Six months ended 30 September 截至九月三十日止六個月	
		2005 二零零五年 $'000 千元	2004 二零零四年 $'000 千元
Reversal of bad debt provision	壞賬撥備撥回	–	233
Secondment services	借調服務	1,311	383
Others	其他	27	3
		1,338	619

5 LOSS FROM ORDINARY ACTIVITIES BEFORE TAXATION
5 除稅前日常業務虧損

Loss from ordinary activities before taxation is arrived at after charging:

除稅前日常業務虧損已扣除：

		Six months ended 30 September 截至九月三十日止六個月	
		2005 二零零五年 $'000 千元	2004 二零零四年 $'000 千元
(a) Finance costs:	(a) 融資成本：		
Interest on bank loans and overdrafts and other loans repayable within five years	須於五年內償還之銀行貸款及透支與其他貸款之利息	304	585
(b) Other items:	(b) 其他項目：		
Bad debts provision	壞賬撥備	–	1,285
Operating lease charges in respect of properties	有關物業的經營租賃費用	214	291
Staff costs (including directors' remuneration):–	員工成本（包括董事酬金）：		
Contributions to defined contribution plan	固定計劃供款	60	51
Wages, salaries and allowances	工資、薪金及津貼	2,904	1,902
Equity-settled share-based transactions	以股權結算之股份交易	3,670	–

6 TAXATION
6 稅項

No provision for Hong Kong profits tax has been made in the financial statements as the Group either sustained a loss for taxation purposes or did not earn any assessable income for the period ended 30 September 2005 (2004 : $Nil).

由於截至二零零五年九月三十日止期間，本集團在計算稅項方面錄得虧損或並無賺取任何應課稅收入，因此並無於財務報表中就香港利得稅作出撥備。（二零零四年：零元）。

No provision for overseas taxation has been made as there is no assessable profit for overseas tax purpose for both periods.

由於上述兩段期間內概無海外稅項之應課稅溢利，因此並無就海外稅項作出撥備。

6 TAXATION *(Continued)*

As at 30 September 2005, the Group had potential net deferred tax asset principally resulting from estimated tax losses. The potential net deferred tax asset has not been recognized in the financial statements, as it is uncertain that these tax losses could be utilized in the foreseeable future.

6 稅項 *(續)*

於二零零五年九月三十日，本集團之潛在遞延稅項資產淨值主要產生自估計稅務虧損。由於不能確定是否可於可見將來動用該等稅務虧損，故潛在遞延稅項資產淨值並未於財務報表確認。

7 DIVIDEND

The Board does not recommend the payment of an interim dividend in respect of the six months ended 30 September 2005 (2004: $Nil).

7 股息

董事會並不建議派發截至二零零五年九月三十日止六個月之中期股息（二零零四年：零元）。

8 LOSS PER SHARE

(a) Basic loss per share

The calculation of basic loss per share is based on the Group's loss attributable to shareholders of $30,100,000 (2004: $24,788,000) and the weighted average number of ordinary shares of 2,752,451,858 shares (2004: 1,709,399,471 shares) in issue during the six months ended 30 September 2005.

(b) Diluted loss per share

Diluted loss per share for the period ended 30 September 2005 is not presented because the effect of all potential ordinary shares is anti-dilutive.

8 每股虧損

(a) 每股基本虧損

每股基本虧損乃根據本集團截至二零零五年九月三十日止六個月之股東應佔虧損30,100,000元（二零零四年：24,788,000元）及已發行普通股之加權平均數2,752,451,858股（二零零四年：1,709,399,471股）計算。

(b) 每股攤薄虧損

由於所有普通股具有潛在反攤薄影響，因此並無呈列截至二零零五年九月三十日止期間之每股攤薄虧損。

9 AVAILABLE-FOR-SALES FINANCIAL ASSETS

9 可供銷售之金融資產

		At 30 September 2005 於二零零五年九月三十日 $'000 千元	At 31 March 2005 於二零零五年三月三十一日 $'000 千元
Unlisted equity securities, at cost	非上市股本證券，按成本入賬	**109,200**	109,200
Less: provision for diminution in value	*減*：減值撥備	**(109,200)**	(109,200)
		–	–



10 TRADE AND OTHER RECEIVABLES

An aging analysis of trade receivables (net of specific allowances for bad and doubtful debts) included in trade and other receivables are as follows:

10 應收賬款及其他應收款項

包括於應收賬款及其他應收款項中之應收賬款(已扣除呆壞賬特別撥備)之賬齡分析如下:

		Note 附註	At 30 September 2005 於二零零五年九月三十日 $'000 千元	At 31 March 2005 於二零零五年三月三十一日 $'000 千元
Within 3 months	於三個月內		8,573	1,005
More than 3 months but less than 6 months	多於三個月但於六個月內		5,044	444
More than 6 months but less than 1 year	多於六個月但於一年內		19,698	29,738
Total trade receivables	應收賬款總額	(a)	33,315	31,187
Deposits, prepayments and other receivables	訂金、預付款及其他應收款項	(b)	24,832	4,767
			58,147	35,954

Notes:

(a) Included in trade receivables are loan receivables amounted to $33,270,000 (31 March 2005: $31,020,000) arising from the money lending business. The loan receivables are unsecured and bear interest at prime rate plus 5% per annum. The credit terms granted to the customers by the Group range from six months to twelve months.

(b) All of the deposits, prepayments and other receivables are expected to be recovered within one year.

附註:

(a) 應收賬款中包括產生自借款業務之應收貸款33,270,000元(二零零五年三月三十一日:31,020,000元)。應收貸款為無抵押並按最優惠利率加5厘計算利息。本集團授予客戶之信貸期一般由半年至一年。

(b) 所有訂金、預付款及其他應收款項預期將於一年內收回。

11 OTHER PAYABLES AND ACCRUED CHARGES

11 其他應付款及應計費用

		At 30 September 2005 於二零零五年九月三十日 $'000 千元	At 31 March 2005 於二零零五年三月三十一日 $'000 千元
Other payables and accrued charges	其他應付款及應計費用	6,386	3,151

All the other payables and accrued charges are expected to be settled within one year.

所有其他應付款及應計費用預期可於一年內繳付。

12 COMMITMENTS

In August 2005, the Company entered into an agreement with Culture.com Technology Limited ("CTL") to subscribe for 10% interest in CTL which is principally engaged in research and development of Chinese information infrastructure, including amongst other things, Chinese Character Generating Engine ("CCGE"); V-Dragon series of CPU and solutions for related computer applications. The consideration for the subscription shall be the lower of $73,500,000 or the 10% of the fair value of CTL stated in the valuation report to be issued by an independent professional consultant appointed by the Company, and will be satisfied by the issue of new shares of the Company at the price of $0.15 per share.

Saved as the above, the Group has no material commitment as at 30 September 2005

12 承擔

二零零五年八月，本公司與文化傳信科技有限公司（「文化傳信科技」）訂立協議，認購文化傳信科技之10%權益，該公司主要從事中文資訊基建研究及開發業務，其中包括中文智能造字引擎（「CCGE」）、V-Dragon CPU系列及有關電腦應用程式之解決方案。認購代價須為73,500,000元或本公司委任之獨立專業顧問發出之文化傳信科技公平值之10%之較低者，並將透過按每股0.15元之價格發行本公司之新股償付。

除上述者外，本集團於二零零五年九月三十日並無重大承擔。

13 OUTSTANDING LITIGATION

Significant litigation outstanding as at 30 September 2005 and up to the date of this interim financial report is summarized as follows:

On 21 September 1999, a former director of the Company, Mr Wong Chong Shan, commenced proceedings in the High Court against the Company claiming a sum of $5,000,000. Mr Wong Chong Shan alleged that he paid the said sum on the Company's behalf in August 1997 to a third party as deposit and that the Company failed to make repayment to him. The Directors have considered the matter and are of the opinion that since no positive steps have been taken by Mr Wong Chong Shan to proceed with the action since June 2000, it is not necessary at this stage to make a provision in the financial statements for these proceedings.

13 尚未完結之訴訟

於二零零五年九月三十日及截至本中期財務報告日期為止之尚未完結重大訴訟概述如下：

於一九九九年九月二十一日，本公司之前任董事黃創山先生於高等法院提出向本公司索償合共5,000,000元。黃創山先生宣稱於一九九七年八月代表本公司向第三方支付該筆款項作為按金，惟本公司並未向其償還該筆款項。經考慮有關事宜後，董事認為由於黃創山先生自二零零零年六月後並無就有關訴訟採取任何行動，故認為在現階段毋須就此於財務報表中作出撥備。



14 RELATED PARTY TRANSACTIONS

14 關連人士交易

Particulars of related party transactions are as follows:

關連人士交易詳情如下:

		Note 附註	Six months ended 30 September 截至九月三十日止六個月 2005 二零零五年 $'000 千元	 2004 二零零四年 $'000 千元
Secondment fee income	借調費用收入	(a)	**1,311**	383
Interest expense	利息開支			
– other loans, unsecured	一其他貸款(無抵押)	(b)	**101**	–
– other loan, secured	一其他貸款(有抵押)	(c)	**17**	–
– convertible notes	一可換股票據	(d)	**–**	451
			118	451
Commission	佣金	(e)	**24**	7
Operating lease charges in respect of properties	物業之經營租賃費用	(f)	**–**	291

Particulars of material balances with related parties are as follows:

與關連人士之重大結餘詳情如下:

		Note 附註	At 30 September 2005 於二零零五年九月三十日 $'000 千元	At 31 March 2005 於二零零五年三月三十一日 $'000 千元
Unsecured and interest bearing loans from a related company	一間關連公司之無抵押及附息貸款	(b)	**461**	3,965
Convertible notes interest payable	應付可換股票據利息	(d)	**–**	335
Amount due to a related party	應付予關連人士之款項	(d)	**–**	9,060

Notes:

(a) During the six months ended 30 September 2005, secondment fee income was received from a related company as certain staff members employed by the Group were seconded to provide services to the related company (2004: $383,000).

附註:

(a) 截至二零零五年九月三十日止六個月,借調費用收入乃向一間關連公司收取,原因是本集團聘用之若干員工被借調以提供服務予該關連公司(二零零四年:383,000元)。

(Expressed in Hong Kong dollars)

14 RELATED PARTY TRANSACTIONS *(continued)*

(b) During the six months ended 30 September 2005, short-term loans were advanced to the Group by a related company (the "Lender"). The loans due to the Lender is unsecured, interest bearing at prime rate plus 3% per annum and has no fixed repayment terms.

Interest expense paid to the Lenders for the six months ended 30 September 2005 amounted to $101,000 (2004: $Nil).

(c) During the six months ended 30 September 2005, a short-term loan was advanced to the Group by a related company. The loan due to this related company is interest bearing at prime rate plus 3% per annum. As at period ended 30 September 2005, the loan was fully repaid.

Interest expense payable to this related company for the six months ended 30 September 2005 amounted to $17,000 (2004: $Nil).

(d) As at 30 September 2004, there were 2% Notes of $45,000,000 remained outstanding. Before on 13 December 2004, the maturity date, Convertible notes of $25,000,000 were converted into ordinary shares of the Company and the remaining $20,000,000 became payable in full as none of them were converted into ordinary shares of the Company and were then transferred to other loans. $10,940,000 was repaid before 31 March 2005 and $9,060,000 which was included in amounts due to a related party as at 31 March 2005. This amount was paid during the period.

As at 31 March 2005, convertible notes interest payable to a related company amounted to $335,000 (30 September 2005: Nil).

No interest was payable to that related company for the period ended 30 September 2005 (2004: $451,000).

14 關連人士交易 *(續)*

(b) 截至二零零五年九月三十日止六個月，一間關連公司（「借款人」）向本集團借出短期貸款。應償還予借款人之貸款為無抵押並以最優惠利率加3厘收取利息，且無固定還款期。

截至二零零五年九月三十日止六個月，支付予借款人之利息開支為101,000元（二零零四年：零元）。

(c) 截至二零零五年九月三十日止六個月，一間關連公司向本集團借出短期貸款。欠負該關連公司之貸款按最優惠利率加3厘收取利息。於二零零五年九月三十日，該貸款已全數償還。

截至二零零五年九月三十日止六個月，應付予該關連公司之利息開支為17,000元（二零零四年：零元）。

(d) 於二零零四年九月三十日，45,000,000元之2厘票據尚未兌換。於二零零四年十二月十三日（即期滿日）之前，25,000,000元之可換股票據已兌換為本公司普通股，餘下20,000,000元之可換股票據因概無兌換為本公司普通股而將悉數償付，並已轉撥入其他貸款。10,940,000元已於二零零五年三月三十一日前償付，9,060,000元包括於二零零五年三月三十一日應付一關連人士之款項內。該筆款項已於期內償付。

於二零零五年三月三十一日，應付一間關連公司之可換股票據利息為335,000元（二零零五年九月三十日：零元）。

截至二零零五年九月三十日止期間，並無應付予該關連公司任何利息（二零零四年：451,000元）

(Expressed in Hong Kong dollars)




14 RELATED PARTY TRANSACTIONS *(continued)*

(e) During the period ended 30 September 2005, trading securities were bought and sold through a related company (the "Broker Firm"). The purchases and sales of trading securities through the Broker Firm for the six months ended 30 September 2005, excluding any commission expense, amounted to $4,537,000 (2004: $540,000) and $5,074,000 (2004: $1,488,000) respectively.

Commission expense incurred in respect of the sales and purchases of trading securities amounted to $24,000 for the six months ended 30 September 2005 (2004: $7,000).

(f) During the six months ended 30 September 2005, no operating lease charges by a related company for the use of office premises (2004: $291,000).

Mr Chan How Chung, Victor, a director and a major shareholder of the Company, is a director of the related companies referred to in notes (a) to (b), (d) and (f), and a beneficial shareholder of the related companies referred to in notes (a) to (f).

Miss Lee Huei Lin, a director of the Company, is a director of the related companies in notes (a) to (f). This Director is also a beneficial shareholder of the related companies in notes (b) and (d).

14 關連人士交易 *(續)*

(e) 截至二零零五年九月三十日止期間，本集團透過一間關連公司(「經紀行」)買賣交易證券。截至二零零五年九月三十日止六個月，不包括佣金開支在內，透過經紀行買賣之交易證券之數額分別為4,537,000元(二零零四年：540,000元)及5,074,000元(二零零四年：1,488,000元)。

截至二零零五年九月三十日止六個月，買賣交易證券所產生之佣金開支為24,000元(二零零四年：7,000元)。

(f) 截至二零零五年九月三十日止六個月，並無就使用辦公室物業而應付予一間關連公司之經營租賃費用(二零零四年：291,000元)。

本公司董事兼主要股東陳孝聰先生為附註(a)至(b)、(d)及(f)所述關連公司之董事及附註(a)至(f)所述關連公司之實益股東。

本公司董事李慧玲小姐為附註(a)至(f)所述關連公司之董事。該董事亦為附註(b)及(d)所述關連公司之實益股東。

15 PLEDGE OF ASSETS

As at 30 September 2005, listed investments with market value of $6,626,000 were pledged to secure other loans granted to the Group (31 March 2005: $11,018,000).

15 資產抵押

於二零零五年九月三十日，市值約6,626,000元之上市投資已作抵押，以獲取授予本集團之其他貸款(二零零五年三月三十一日：11,018,000元)。

16 COMPARATIVE FIGURE

Certain comparative amounts have been reclassified and restated to comply with the new and revised HKFRSs' requirements and conform with the current period's presentation.

16 比較數字

若干比較數字已重新分類並重列，以符合新訂及經修訂之香港財務報告準則，並配合本期間之呈報方式。

BUSINESS REVIEW AND PROSPECTS

During the period under view, the Group's operating loss was increased by HK$5,312,000 to HK$30,100,000 mainly due to the adoption of the HKFRS 2 in respect of Share-based Payment. As a result, the staff cost and consultancy fee which included in other operating expenses were additionally increased by HK$3,670,000 and HK$20,379,000 respectively due to the grant of share options. If such factor was taken out, the Group's operating result was in fact improved and loss was narrowed, mainly due to contributions from its core businesses of strategic investments and capital market activities. In May 2005, the Group made a decision to terminate the acquisition of the entire issued share capital of REXCAPITAL Financial Group Limited. In addition, two-year warrants were placed to raise approximately HK$24 million in June 2005. It provides greater flexibility for further funding when the subscription rights attached to the warrants are exercised. The Group will continue to look for investment opportunities which arise from the continued pick-up economy.

Strategic Investments and Capital Market Activities

The Group recorded a significant increase in turnover of securities investments and corporate finance business, which performed well during the period under review. It is mainly attributable to improved market sentiment in Hong Kong, which can be seen from the benchmark Hang Seng Index rallying from a low of 13,337 in April to a high of 15,470 in September this year. On 30 August 2005, the Group entered into the Share Subscription Agreement with CTL to subscribe 10% of its shares, as part of the Group's strategic investments, for enhancing the earning potential and recurrent income base of the Group in the long run.

Financing Business

The financing business commenced in early 2004. In light of stable domestic economic upturn and hence strengthened market confidence, the Group continued to record encouraging results in financing services. The growth of financial needs of market participants has generated higher interest income for the Group. For the period under review, turnover from this business segment accounted for 8% of the total turnover of the Group. We always aim to adopt a prudent and conservative financing policy and a stringent credit control system in order to protect the interests of our shareholders.

業務回顧及展望

於回顧期內，本集團之經營虧損增加5,312,000港元至30,100,000港元，主要由於採用香港財務報告準則第2號有關以股權付款。因此，鑑於授出購股權，僱員成本及列入其他經營開支之顧問費分別額外增加3,670,000港元及20,379,000港元。倘撇除上述因素，本集團之經營業績實際有所改善，致令虧損收窄，收入貢獻主要來自本集團策略性投資及資本市場之核心業務。於二零零五年五月，本集團決定終止收購御泰金融控股有限公司全部已發行股本。此外，本集團於二零零五年六月配售兩年期認股權證，集資所得約24,000,000港元，而當認股權證所附認購權被行使時，將為未來籌集資金提供更大靈活性。本集團會繼續在持續復甦的經濟環境中物色合適的投資機會。

策略性投資及資本市場業務

本集團之證券投資及企業融資業務於回顧期內表現令人滿意，營業額錄得明顯的升幅；這主要受本港整體投資氣氛轉好所帶動，期內恒生指數由本年四月13,337點低位攀升至九月15,470點高位。本集團於二零零五年八月三十日與文化傳信科技訂立股份認購協議，認購文化傳信科技已發行股本的10%作為本集團的策略性投資，藉此加強本集團長期的盈利能力及經常性收入基礎。

融資業務

融資業務於二零零四年初開始營運。隨著本地經濟穩定起飛，增強市場信心，本集團之融資服務繼續錄得令人鼓舞的業績。市場參與者對資金需求增加，為本集團帶來更高利息收入。於回顧期內，融資業務的營業額佔本集團總營業額8%。我們一如以往採取謹慎保守的融資政策及嚴格的控制信貸系統，以保障股東的利益。

Placing of Listed Warrants

In June 2005, the Company issued up to a maximum of 550,000,000 listed warrants by way of private placing at the issue price of HK$0.046, each conferring the right to subscribe for one new share at the initial exercise price of HK$0.116 up to an aggregate amount of HK$63,800,000 at any time during the period from 4 July 2005 to 3 July 2007. No warrants have been exercised during the financial period.

配售上市認股權證

於二零零五年六月，本公司通過按發行價0.046港元進行私人配售發行最多550,000,000份上市認股權證，各賦予權利於二零零五年七月四日至二零零七年七月三日期間內任何時間按初步行使價0.116港元認購一股新股，最高認購額合共為63,800,000港元。於該財政期間概無認股權證獲行使。

Solar Energy Business

In July 2005, the Group announced to acquire the entire issued share capital of Eaglefly Technology Limited ("Eaglefly") for a total consideration of approximately HK$123 million. The Group, through Eaglefly, will hold a 51% equity interest in Terra Solar Global Inc. and its subsidiaries (the "Terra Solar Group") upon completion of the Transaction. Terra Solar Group is a specialized technology developer and has been dedicated to photovoltaic (PV) development and manufacture of solar power facilities. Given the increasing demand in energy and the decline in fossil-fuels reserves, the Group believes that environmental friendly power can bring long-term business opportunities. We consider the acquisition as a rare and commendable investment to reach out the fast going and highly rewarding energy business, that will strengthen the Group's earnings.

太陽能業務

於二零零五年七月，本集團宣佈以總代價約123,000,000港元收購Eaglefly Technology Limited（「Eaglefly」）全部已發行股本。於完成交易後，本集團將透過Eaglefly持有Terra Solar Global Inc. 及其附屬公司（「Terra Solar集團」）51%權益。Terra Solar集團是一家專業的科技發展商，不斷致力發展光伏系統及製造太陽能設備。鑑於能源需求上升，以及化石燃料的資源下降，本集團相信發展環保能源是一項長遠的商機；故此，本集團認為這項收購是一個難能可貴的投資機會，既能踏足發展這項高增長、高回報的能源行業，又能強化本集團之盈利。

Looking Ahead

We have a positive outlook on Hong Kong economy for the coming year under the decline of unemployment rate and strong performance of tourism, especially the opening of Hong Kong Disneyland, which attracts capital inflow to local market and leads to improvement in consumer spending and retail sales.

The U.S. interest rate is of primary importance in global economy. The rate has increased 13 times consecutively and the market expects its upward cycle may come to an end, which augurs well for the equities. Another factor affecting global economy is oil price. Although high oil prices appear to be over and begin to fall, volatile oil prices may bring uncertainties to investment sentiment in Hong Kong. Given fluctuating oil prices and worldwide growing demand for energy, the potential development in solar power projects is expected. The Group believes that the investment in the Terra Solar Group will broaden its earning base and is favourable for the Group's long-term development. We have confidence that the Group will achieve better performance in the second half of the year.

展望未來

在本港失業率下調及旅遊業的強勢表現下，我們對經濟前景感到樂觀，尤以香港迪士尼樂園開幕後，吸引資金流入本港，有助進一步推動消費開支及零售業。

美國息率左右全球經濟，在連續十三次加息後，市場預期整個加息週期將會結束，這是股市轉好之先兆；另一個影響全球經濟的因素為油價。縱然油價高企已漸成過去，並有開始回落的跡象，惟油價波動會令香港投資氣氛更不明朗。鑑於油價的變動及全球對能源的需求不斷上升，太陽能項目具備發展潛能。本集團相信，透過於Terra Solar集團之投資，可擴闊收入基礎，並為長遠盈利能力帶來正面影響。我們有信心本集團於下半年度能獲取更理想之業績。

FINANCIAL REVIEW

Results

For the six months ended 30 September 2005, the Group recorded a turnover of HK$22,446,000 (2004: HK$9,026,000). Loss attributable to shareholders was HK$30,100,000 (2004: HK$24,788,000). The basic loss per share was 0.109 cents (2004: 1.45 cents). The diluted loss per share for 2005 and 2004 were not applicable.

After taken out the effect of the adoption of the HKFRS 2 in respect of Share-based Payment, the Group's operating expenses decreased by 3% to HK$5,173,000 for the review period in comparison with last year (2004: HK$5,322,000). Finance costs of the Group for the six months period ended 30 September 2005 was HK$304,000 representing a decrease of 48% from the corresponding period in last year. The decrease was mainly due to repayment of loans.

Liquidity, Financial Resources and Funding

At 30 September 2005, the Group had net current assets of HK$56,162,000 (31 March 2005: HK$38,042,000).

At 30 September 2005, the Group had a total of HK$281,000 in cash and cash equivalents (31 March 2005: HK$7,841,000). The decrease was due to the repayment of other loans and amount due to a related company. Most of the cash reserves were placed in Hong Kong dollar short-term deposits with major banks in Hong Kong.

Net cash used in operating activities for the six months ended 30 September 2005 was HK$18,267,000 as compared to a net cash inflow of HK$7,520,000 for the six months ended 30 September 2004. The decrease was mainly due to the deposit paid for the acquisition of strategic investments HK$24,832,000. Net cash inflow from financing activities for the six months ended 30 September 2005 was HK$10,743,000 (2004: outflow of HK$8,496,000). The cash inflow from financing activities during this period represented the proceeds received from the issue of warrants placing in June 2005 net of the repayment of amount due to a related party and other loans.

財務回顧

業績

截至二零零五年九月三十日止六個月，本集團錄得營業額為22,446,000港元（二零零四年：9,026,000港元），股東應佔虧損為30,100,000港元（二零零四年：24,788,000港元）。每股基本虧損為0.109仙（二零零四年：1.45仙），而二零零五年及二零零四年每股攤薄虧損均不適用。

撇除採納香港財務報告準則第2號有關以股權付款之影響後，本集團於回顧期間之經營開支與去年相比下降3%至5,173,000港元（二零零四年：5,322,000港元）。本集團截至二零零五年九月三十日止六個月之融資成本為304,000港元，較上年度同期減少48%。融資成本減少，主要是由於償還貸款所致。

流動資金、財務資源及資金

於二零零五年九月三十日，本集團之流動資產淨值為56,162,000港元（二零零五年三月三十一日：38,042,000港元）。

於二零零五年九月三十日，本集團之現金及現金等價物為281,000港元（二零零五年三月三十一日：7,841,000港元），現金及現金等價物減少乃由於償付其他貸款及應付一間關連公司之款項所致。大部份現金儲備以港幣短期存款方式存放於香港主要銀行。

截至二零零五年九月三十日止六個月之經營業務所用現金淨額為18,267,000港元，而截至二零零四年九月三十日止六個月之現金流入淨額為7,520,000港元。此減幅主要是由於就收購策略性投資項目支付之按金24,832,000港元所致。截至二零零五年九月三十日止六個月之融資業務現金流入淨額為10,743,000港元（二零零四年：流出8,496,000港元）。該期間之融資業務現金流入為於二零零五年六月發行認股權證之所得款項扣除償付應付一關連人士款項及其他貸款。

As at 30 September 2005, the Group had outstanding loans of HK$2,684,000 which included a secured loans of HK$2,223,000 (31 March 2005: HK$2,787,000) and an unsecured loan of HK$461,000 (31 March 2005: HK$3,965,000). The loans were denominated in Hong Kong dollars and interest bearing at prevailing commercial lending rates. These loans were used to finance the Group's operations.

於二零零五年九月三十日，本集團之未償還貸款為2,684,000港元，包括有抵押貸款2,223,000港元（二零零五年三月三十一日：2,787,000港元）及無抵押貸款461,000港元（二零零五年三月三十一日：3,965,000港元）。該等貸款以港元為單位，並按現行商業借貸利率計息，用作本集團營運資金。

The gearing ratio of the Group decreased to 3% as at 30 September 2005 from 19% as at 31 March 2005 (it is derived by dividing the aggregate amount of bank borrowings, convertible notes and other borrowings by the amount of shareholders' equity). The liquidity ratio of the Group, represented by a ratio between current assets over current liabilities, was 686% (31 March 2005: 292%), reflecting adequacy of financial resources.

本集團之負債比率（將銀行貸款、可換股票據及其他借貸總額除以股東權益）由二零零五年三月三十一日之19%下降至截至二零零五年九月三十日之3%。本集團以流動資產除以流動負債計算之流動資金比率為686%（二零零五年三月三十一日：292%），反映財務資源充裕。

The indebtedness of the Group decreased by 83% from HK$16,147,000 as at 31 March 2005 to HK$2,684,000 as at 30 September 2005. Of the total debts outstanding as at 30 September 2005, all of them are due within one year (31 March 2005: all of them are due within one year).

本集團之債務由二零零五年三月三十一之16,147,000港元減少83%至二零零五年九月三十日之2,684,000港元。於二零零五年九月三十日之未償還債項總額中，全部均須於一年內償還（二零零五年三月三十一日：全部須於一年內償還）。

Taking into account the financial resources available to the Group including internally generated funds and available facilities, the Group has sufficient working capital to meet its present requirements.

考慮到本集團可動用之財務資源，包括內部資金及可動用之貸款，本集團有足夠營運資金應付目前所需。

As set out in the annual report of the Company for the year ended 31 March 2005, the Group has made a provision of HK$350,000,000 that represented the non-payment of the consideration from the disposal of the Group's interest in 87.5% of the issued shares in REXCAPITAL Infrastructure Limited. The amount provided was written off in its entirety in the year ended 31 March 2005 which has no financial impact on the Company during the period covered in the interim report.

誠如截至二零零五年三月三十一日止年度之本公司年報所述，本集團作出350,000,000港元撥備，乃出售本集團於REXCAPITAL Infrastructure Limited已發行股份之87.5%權益而尚未收回之代價。撥備金額已於截至二零零五年三月三十一日止年度全數撇銷，於中期報告所覆蓋期間對本公司並無財政影響。

Funding Strategy and Foreign Exchange Exposure

融資策略及外匯風險

To manage the risk associated with an uncertain market environment, the Group pursues a funding strategy of using equity as far as possible to finance long-term investments.

為控制不明朗市況所涉及之風險，本集團之融資策略在於盡量使用股本作為長期投資所需資金。

The Group's exposure to a very limit level of exchange risk as the business transactions of the Group are mainly denominated in Hong Kong dollars.

由於本集團業務交易主要以港元進行，本集團面對之外匯風險非常有限。

Share Capital Structure

In June 2005, the Company issued up to a maximum of 550,000,000 listed warrants by way of private placing at the issue price of HK$0.046, each conferring the right to subscribe for one new share at the initial exercise price of HK$0.116 up to an aggregate amount of HK$63,800,000 at any time during the period from 4 July 2005 to 3 July 2007. No warrants have been exercised during the financial period.

Saved as the above, there was no change in the share capital structure of the Company during the period under review.

股本結構

於二零零五年六月，本公司通過按發行價0.046港元進行私人配售發行最多550,000,000份上市認股權證，各賦予權利於二零零五年七月四日至二零零七年七月三日期間內任何時間按初步行使價0.116港元認購一股新股，最高認購額合共為63,800,000港元。於該財政期間概無認股權證獲行使。

除上文所述外，於回顧期內，本公司之股本結構並無變動。

Material Acquisition and Disposal of Subsidiaries

In July 2005, the Company entered into a sale and purchase agreement with Multichannel Investments Limited. Pursuant to the agreement, the Company will acquire the entire issued share capital of Eaglefly for a total consideration of approximately HK$123 million, which is to be satisfied partly by cash as to US$3,145,000 (equivalent to approximately HK$24,373,750) and the balance of HK$99,000,000 by the issue of 600,000,000 shares of HK$0.01 each in the capital of the Company at a price of HK$0.165 each. Upon completion of the acquisition, Eaglefly will be a wholly-owned subsidiary of the Company. The Group, through Eaglefly, will hold a 51% equity interest in the Terra Solar Group. The Terra Solar Group is principally carrying on business in thin-film PV industry which, through its operating subsidiaries, uses proprietary technology to capture solar energy and convert it into electricity, the production and delivery of PV systems, production of PV components and the generation and sale of electricity from PV system. The transaction has not yet completed up to the date of this report.

重大收購及出售附屬公司

二零零五年七月，本公司與Multichannel Investments Limited訂立買賣協議。根據協議，本公司以總代價約123,000,000港元收購Eaglefly 全部已發行股本，該代價之3,145,000美元（約相當於24,373,750港元）將以現金償付，餘額99,000,000港元則透過按每股0.165港元之價格發行600,000,000股本公司股本中每股面值0.01港元之股份償付。收購完成後，Eaglefly將成為本公司之全資附屬公司。本集團亦將透過Eaglefly持有Terra Solar集團51%權益。Terra Solar集團主要從事光伏薄膜行業，通過其經營附屬公司使用專利技術吸收，並將其轉化為電能、用於生產及交付光伏系統、生產光伏零件以及以光伏系統發電及銷售電力。於本報告日期，該交易尚未完成。

Capital Commitment

In January 2004, the Group entered into a conditional sale and purchase agreement with REXCAPITAL Financial Holdings Limited regarding the acquisition of the entire issued share capital of REXCAPITAL Financial Group Limited ("RFG") at a consideration of HK$229,000,000 subject to adjustment with reference to the unaudited consolidated net asset value of RFG and its subsidiaries (together the "RFG Group") as at determination date in accordance with the terms of the sales and purchase agreement. The RFG Group

資本承擔

於二零零四年一月，本集團與御泰金融控股有限公司訂立有條件買賣協議，收購REXCAPITAL Financial Group Limited（「RFG」）全部已發行股本，代價為229,000,000港元，惟須根據買賣協議之條款按RFG及其附屬公司（統稱「RFG集團」）於釐定日期之未經審核綜合資產之淨值而調整。RFG集團主要業務為提供金融服務，包括經

is principally engaged in the provision of financial services including broking, securities margin financing and asset management. This transaction has been terminated on 6 May 2005 as the Group was not satisfied with the result of the due diligence review on the RFG Group.

紀業務、證券孖展融資服務以及資產管理。由於本集團不信納RFG集團之盡職審查報告結果，故此項交易已於二零零五年五月六日終止。

In August 2005, the Company entered into an agreement with CTL to subscribe for 10% interest in CTL which is principally engaged in research and development of Chinese information infrastructure, including amongst other things, CCGE; V-Dragon series of CPU and solutions for related computer applications. The consideration for the subscription shall be the lower of HK$73,500,000 or the 10% of the fair value of CTL stated in the valuation report to be issued by an independent professional consultant appointed by the Company, and will be satisfied by the issue of new shares of the Company at the price of HK$0.15 per share.

於二零零五年八月，本公司與文化傳信科技訂立協議，認購文化傳信科技之10%權益，該公司主要從事中文資訊基建研究及開發業務，其中包括CCGE、V-Dragon CPU系列及有關電腦應用程式之解決方案。認購代價為73,500,000港元或本公司委任之獨立專業顧問發佈之文化傳信科技公平值之10%之較低者，並將透過按每股0.15港元之價格發行本公司之新股償付。

Charges on the Group's Assets

本集團之資產抵押

As at 30 September 2005, the Group's trading security with market value of HK$6,626,000 have been pledged to secure other loans granted to its subsidiary (31 March 2005: HK$11,018,000).

於二零零五年九月三十日，本集團市值約6,626,000港元之交易證券已作抵押，以獲取授予其附屬公司之其他貸款（二零零五年三月三十一日：11,018,000港元）。

Contingent Liabilities

或然負債

As at 30 September 2005, the Group had no material contingent liabilities (31 March 2005: HK$Nil).

於二零零五年九月三十日，本集團並無任何重大或然負債（二零零五年三月三十一日：零港元）。

Human Resources

人力資源

As at 30 September 2005, the Group had 15 full time employees.

於二零零五年九月三十日，本集團共有15名全職僱員。

The Group remunerated its employees mainly based on the individual's performance and experience. Apart from the basic remuneration, discretionary bonus and share option may be granted to eligible employees by reference to the Group's performance as well as individual's performance.

本集團主要按個別員工之表現及經驗釐定員工薪酬。除基本薪酬外，本集團亦會按本集團業績及個別員工之表現向合資格僱員發放不定額花紅及購股權。

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS

董事及主要行政人員之權益

As at 30 September 2005, the interests or short positions of the Directors and chief executives in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register maintained by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") were as follows:

於二零零五年九月三十日,董事及主要行政人員於本公司或其任何相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份、相關股份或債權證中擁有根據證券及期貨條例第352條須記錄在本公司存置之名冊上之權益或淡倉,或根據上市發行人董事進行證券交易的標準守則(「標準守則」)須知會本公司及香港聯合交易所有限公司(「聯交所」)之權益或淡倉如下:

Long Position in the ordinary shares of HK$0.01 each ("Shares") in the Company

於本公司每股0.01港元之普通股(「股份」)之好倉

Name 姓名	Number of Shares 股份數目	Type of interest 權益類別	Percentage of issued share capital 佔已發行股本百份比
Directors 董事			
Chan How Chung, Victor ("Mr Chan") 陳孝聰(「陳先生」)	689,060,662 *(Note a)* *(附註a)*	Interest in controlled corporations 受控制公司權益	25.03%
Seligman Pierre	24,700,000 *(Note b)* *(附註b)*	Beneficial owner 實益擁有人	0.90%
Lee Huei Lin ("Miss Lee") 李慧玲(「李小姐」)	2,700,000 *(Note c)* *(附註c)*	Beneficial owner 實益擁有人	0.10%
Chan Wai Kwong, Peter 陳為光	1,000,000 *(Note d)* *(附註d)*	Beneficial owner 實益擁有人	0.04%
Chu Chik Ming, Jack 朱植明	1,000,000 *(Note e)* *(附註e)*	Beneficial owner 實益擁有人	0.04%
Chief executive 主要行政人員			
Joseph Chou 周鳴岐	1,000,000 *(Note f)* *(附註f)*	Beneficial owner 實益擁有人	0.04%

Notes:

a. Of the 689,060,662 Shares beneficially owned by Mr Chan, 258,052,510 Shares and 360,000 Shares are held by Mega Market Assets Limited and Sino Success Development Corp. respectively, both of which are wholly owned by Mr Chan. The remaining 413,881,152 Shares and 16,767,000 Shares are held by RPI Holdings Limited and REXCAPITAL International Limited respectively. The issued share capital of RPI Holdings Limited is owned as to 75% by Mr Chan and as to 25% by Miss Lee. The issued share capital of REXCAPITAL International Limited is ultimately owned as to 75% by Mr Chan, as to 12.5% by Miss Lee and as to 12.5% by an independent third party.

b. Mr Seligman Pierre is beneficially interested in 24,700,000 options granted by the Company.

c. Miss Lee is beneficially interested in 2,700,000 options granted by the Company.

d. Mr Chan Wai Kwong, Peter is beneficially interested in 1,000,000 options granted by the Company.

e. Mr Chu Chik Ming, Jack is beneficially interested in 1,000,000 options granted by the Company.

f. Mr Joseph Chou is beneficially interested in 1,000,000 options granted by the Company.

Save as disclosed above, as at 30 September 2005, none of the Directors or chief executives of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

附註：

a. 由陳先生實益擁有之689,060,662股股份當中，258,052,510股及360,000股股份分別由陳先生全資擁有之公司Mega Market Assets Limited及Sino Success Development Corp.持有，其餘413,881,152股及16,767,000股股份，分別由RPI Holdings Limited及REXCAPITAL International Limited持有。RPI Holdings Limited之已發行股本由分別陳先生擁有75%權益及李小姐擁有25%權益。REXCAPITAL International Limited之已發行股本由陳先生擁有75%最終權益、李小姐擁有12.5%最終權益及一名獨立第三者擁有12.5%最終權益。

b. Seligman Pierre先生實益擁有本公司授出之24,700,000份購股權之權益。

c. 李小姐實益擁有本公司授出之2,700,000份購股權之權益。

d. 陳為光先生實益擁有本公司授出之1,000,000份購股權之權益。

e. 朱植明先生實益擁有本公司授出之1,000,000份購股權之權益。

f. 周鳴岐先生實益擁有本公司授出之1,000,000份購股權之權益。

除上文所述者外，於二零零五年九月三十日，各董事或本公司主要行政人員概無於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債權證中擁有任何須記錄在根據證券及期貨條例第352條置存之名冊上之權益或淡倉或根據標準守則須知會本公司及聯交所之權益或淡倉。

SHARE OPTIONS

購股權

The movements in the share options granted under the share option scheme adopted by the Company on 29 July 2002 (the "Scheme") during the six months ended 30 September 2005 are shown below:

於截至二零零五年九月三十日止六個月，根據本公司於二零零二年七月二十九日採納之購股權計劃（「該計劃」）授出購股權之變動如下：

Category of participant 參與人類別	Number of options 購股權數目 At 31 March 2005 於二零零五年三月三十一日	Granted during the period 期內授出	Exercised during the period 期內行使	Lapsed during the period 期內失效	At 30 September 2005 於二零零五年九月三十日	Date of grant of options 購股權授出日期	Exercise price per share 每股行使價 (HK$) (港元)	Exercisable period 可行使期間
Directors 董事								
Seligman Pierre	23,100,000	-	-	-	23,100,000	25/11/2004	0.0880	20/12/2004 -19/12/2014
	-	1,600,000	-	-	1,600,000	22/6/2005	0.1660	27/6/2005 -26/6/2015
Lee Huei Lin 李慧玲	-	2,700,000	-	-	2,700,000	22/6/2005	0.1660	27/6/2005 -26/6/2015
Chan Wai Kwong, Peter 陳為光	-	1,000,000	-	-	1,000,000	22/6/2005	0.1660	27/6/2005 -26/6/2015
Chu Chik Ming, Jack 朱植明	-	1,000,000	-	-	1,000,000	22/6/2005	0.1660	27/6/2005 -26/6/2015
Chief Executive 主要行政人員								
Joseph Chou 周鳴岐	-	1,000,000	-	-	1,000,000	22/6/2005	0.1660	27/6/2005 -26/6/2015
Total employees 僱員合共	-	34,700,000	-	-	34,700,000	22/6/2005	0.1660	27/6/2005 -26/6/2015
Other eligible participants 其他合資格參與人士	16,117,006	-	-	-	16,117,006	22/12/2003	0.1600	2/1/2004 - 1/1/2014
	62,300,000	-	-	-	62,300,000	25/11/2004	0.0880	20/12/2004 -19/12/2014
	-	54,000,000	-	-	54,000,000	22/6/2005	0.1660	27/6/2005 -26/6/2015
	-	179,200,000	-	-	179,200,000	22/6/2005	0.1660	20/7/2005 -19/7/2015
Total 總數	101,517,006	275,200,000	-	-	376,717,006			

SHARE OPTIONS *(continued)*

During the six months ended 30 September 2005, 275,200,000 number of share options were granted under the Scheme. The closing price of the Shares on 21 June 2005, being the date immediately before the date of grant of such options was HK$0.165. No options were exercised during the period. The fair value of options granted during the six months ended 31 September 2005 determined by an independent third party valuer using a binomial model was approximately HK$24,049,000.

Key assumptions used in the valuation of the options granted on 22 June 2005 include a volatility of share price of 42.2% per annum, a risk-free rate of interest of 3.38% per annum on the date of grant and that the eligible participants will exercise their share options if the share price is 100% above the exercise price. The volatility rate is based on the historical volatility of the Company.

購股權（續）

於截至二零零五年九月三十日止六個月，在該計劃下授出之購股權為275,200,000股。於二零零五年六月二十一日，即緊接授出該等購股權當日之前一天，股份之收市價為0.165港元。期內概無購股權被行使。對於截至二零零五年九月三十日止六個月期間授出之購股權，由獨立第三方估值師使用二項式（「Binomial」）模式釐定之公平價值為24,049,000港元。

在對於二零零五年六月二十二日授出之購股權進行估值時使用之主要假設包括每年股價波幅為42.2%、於授出日期之無風險利率為每年3.38%；及倘股價高於行使價之100%，則合資格參與人士將行使其購股權。波幅乃根據本公司之歷史波幅計算。

SHAREHOLDINGS OF OTHER SHAREHOLDERS WITH NOTIFIABLE INTERESTS

Save as disclosed in the section headed "Directors' and Chief Executives' Interests" above, the register required to be kept by the Company under Section 336 of the SFO shows that as at 30 September 2005, the Company had not been notified of any other person who had an interest or short position in the Shares or underlying shares of the Company.

須予披露權益之其他股東股權

除上文「董事及主要行政人員之權益」一節所披露者外，根據證券及期貨條例第336條本公司須備存之登記冊顯示，於二零零五年九月三十日，本公司並無獲知會有任何其他人士於本公司之股份或相關股份中擁有權益或淡倉。

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company and its subsidiaries have not purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 September 2005.

購買、出售或贖回本公司上市證券

本公司及其附屬公司於截至二零零五年九月三十日止六個月概無購買、出售或贖回本公司之上市證券。

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code set out in Appendix 10 to the Listing Rules as the code of conduct regarding securities transactions by the directors. All directors have confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the six months ended 30 September 2005.

董事進行證券交易的標準守則

本公司已採納上市規則附錄十所載之標準守則，作為董事進行證券交易之操守準則。全體董事經本公司特定查詢後確認，彼等於截至二零零五年九月三十日止六個月內一直遵守標準守則所載之規定標準。

AUDIT COMMITTEE

The audit committee has reviewed and discussed with the management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the unaudited interim account for the six months ended 30 September 2005.

審核委員會

審核委員會已檢討及與管理層討論本集團採納之會計原則及慣例，並已就內部控制及財務申報事宜進行討論，包括審閱截至二零零五年九月三十日止六個月之未經審核中期賬目。

REMUNERATION COMMITTEE

The remuneration committee of the Company was established, with specific terms of reference in compliance with the Code of Corporate Governance Practices as set out in Appendix 14 to the Listing Rules. The committee is responsible for making recommendations to the Board on the Company's policy and structure for all remuneration of directors and senior management and to determine the specific remuneration packages and conditions of employment for the directors.

薪酬委員會

本公司已成立薪酬委員會，其職權範圍符合上市規則附錄十四所載之企業管治常規守則之規定。委員會負責就本公司董事及高級管理層之所有薪酬政策及架構向董事會作出建議，並釐定董事之特定薪酬安排與僱用條件。

CODE ON CORPORATE GOVERNANCE PRACTICES

None of the directors is aware of any information which would reasonably indicate that the Company is not, or was not, throughout the six months period, in compliance with the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules, except that:

1. Code Provision A.4.1 requires that non-executive directors should be appointed for a specific term, subject to re-election. Currently the non-executive directors are not appointed for a specific term, but are subject to retirement by rotation at the Company's annual general meeting as specified in the Company's bye-laws.

2. The Company had not set up a remuneration committee pursuant to Code Provision B.1.1 of the Code during the six months period as the board of directors was responsible for reviewing and evaluating the remuneration package of the directors. However, a remuneration committee has subsequently been formed after the period end for the purpose of compliance with the Code Provision B.1.1.

企業管治常規守則

董事概不知悉任何資料，可合理顯示本公司於本六個月期間並未或曾經未有遵守上市規則附錄十四所載之企業管治常規守則，惟下列者除外：

1. 守則條文第A.4.1條要求非執行董事按特定任期委任，且可膺選連任。目前，非執行董事並無固定任期，惟須根據本公司細則在本公司之股東週年大會上輪值告退。

2. 於本六個月期間，本公司並未根據守則條文第B.1.1條成立薪酬委員會，而由董事會負責檢討及評估董事之薪酬安排。然而，本公司已於本期間結束後成立薪酬委員會，以符合守則條文第B.1.1條之規定。

By order of the Board

Chan How Chung, Victor
Chairman

Hong Kong, 20 December 2005

承董事會命

主席
陳孝聰

香港，二零零五年十二月二十日





REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 155)

INTERIM RESULT ANNOUNCEMENT 2005/2006

(Expressed in Hong Kong dollars)

The board of directors (the "Board") of REXCAPITAL International Holdings Limited (the "Company") hereby announces the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2005.

CONDENSED CONSOLIDATED INCOME STATEMENT
for the six months ended 30 September 2005

		Six months ended 30 September	
		2005	2004
		(Unaudited)	(Unaudited)
	Note	***$'000***	*$'000*
Turnover	*3*	**22,446**	9,026
Other income, net	*4*	**1,338**	619
Unrealized gain/(loss) on financial assets at fair value through profit or loss		**8,695**	(16,312)
Cost of financial assets at fair value through profit or loss		**(33,053)**	(10,858)
Staff costs		**(6,634)**	(1,953)
Amortization of goodwill		**–**	(1,356)
Depreciation		**(1)**	(1)
Other operating expenses		**(22,587)**	(3,368)
Loss from operations		**(29,796)**	(24,203)
Finance costs	*5(a)*	**(304)**	(585)
Loss from ordinary activities before taxation	*5*	**(30,100)**	(24,788)
Taxation	*6*	**–**	–
Loss attributable to shareholders		**(30,100)**	(24,788)
Loss per share			
Basic and diluted	*8*	**(0.109) cents**	(1.45) cents

	Strategic investments and capital market activities		Financing		Consolidated	
	2005	2004	**2005**	2004	**2005**	2004
	$'000	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*
Six months ended 30 September						
Revenue from external customers	**20,696**	7,502	**1,750**	1,524	**22,446**	9,026
Segment results	**(24,576)**	(24,384)	**1,745**	1,522	**(22,831)**	(22,862)
Unallocated operating income and expenses					**(6,965)**	(1,341)
Loss from operations					**(29,796)**	(24,203)
Finance costs					**(304)**	(585)
Loss from ordinary activities before taxation					**(30,100)**	(24,788)
Taxation					**–**	–
Loss attributable to shareholders					**(30,100)**	(24,788)
Depreciation and amortization for the period	**1**	1			**1**	1

The Group did not have any inter-segment sales during either period.

Geographical segments

The Group participates in two principal economic environments: Hong Kong and other areas of China.

In presenting information on the basis of geographical segments, segment revenue is based on the country where the contract is signed or the order is placed.

	Hong Kong		Other areas of China		Consolidated	
	2005	2004	**2005**	2004	**2005**	2004
	$'000	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*
Six months ended 30 September						
Revenue from external customers	**2,003**	1,844	**20,443**	7,182	**22,446**	9,026
Segment result	**(18,907)**	(1,856)	**(3,924)**	(21,006)	**(22,831)**	(22,862)

4 Other income, net

	Six months ended 30 September	
	2005	2004
	$'000	*$'000*
Reversal of bad debt provision	**–**	233
Secondment services	**1,311**	383
Others	**27**	3
	1,338	619

5 Loss from ordinary activities before taxation

Loss from ordinary activities before taxation is arrived at after charging:

	Six months ended 30 September 2005 $'000	2004 $'000
(a) Finance costs:		
Interest on bank loans and overdrafts and other loans repayable within five years	304	585
(b) Other items:		
Bad debts provision	–	1,285
Operating lease charges in respect of properties	214	291
Staff costs (including directors' remuneration):–		
Contributions to defined contribution plan	60	51
Wages, salaries and allowances	2,904	1,902
Equity-settled share-based transactions	3,670	–

6 Taxation

No provision for Hong Kong profits tax has been made in the financial statements as the Group either sustained a loss for taxation purposes or did not earn any assessable income for the period ended 30 September 2005 (2004 : $Nil).

No provision for overseas taxation has been made as there is no assessable profit for overseas tax purpose for both periods.

As at 30 September 2005, the Group had potential net deferred tax asset principally resulting from estimated tax losses. The potential net deferred tax asset has not been recognized in the financial statements, as it is uncertain that these tax losses could be utilized in the foreseeable future.

7 Dividend

The Board does not recommend the payment of an interim dividend in respect of the six months ended 30 September 2005 (2004: $Nil).

8 Loss per share

(a) Basic loss per share

The calculation of basic loss per share is based on the Group's loss attributable to shareholders of $30,100,000 (2004: $24,788,000) and the weighted average number of ordinary shares of 2,752,451,858 shares (2004: 1,709,399,471 shares) in issue during the six months ended 30 September 2005.

(b) Diluted loss per share

Diluted loss per share for the period ended 30 September 2005 is not presented because the effect of all potential ordinary shares is anti-dilutive.

9 Trade and other receivables

An aging analysis of trade receivables (net of specific allowances for bad and doubtful debts) included in trade and other receivables are as follows:

	Note	At 30 September 2005 $'000	At 31 March 2005 $'000
Within 3 months		8,573	1,005
More than 3 months but less than 6 months		5,044	444
More than 6 months but less than 1 year		19,698	29,738
Total trade receivables	*(a)*	33,315	31,187
Deposits, prepayments and other receivables	*(b)*	24,832	4,767
		58,147	35,954

Notes:

(a) Included in trade receivables are loan receivables amounted to $33,270,000 (31 March 2005: $31,020,000) arising from the money lending business. The loan receivables are unsecured and bear interest at prime rate plus 5% per annum. The credit terms granted to the customers by the Group range from six months to twelve months.

(b) All of the deposits, prepayments and other receivables are expected to be recovered within one year.

10 Trade and other payables

An aging analysis of trade payables included in trade and other payables is as follows:

	At 30 September 2005 *$'000*	At 31 March 2005 *$'000*
Other payables and accrued charges	6,386	3,151

All the trade and other payables are expected to be settled within one year.

11 Comparative figure

Certain comparative amounts have been reclassified and restated to comply with the new and revised HKFRSs' requirements and conform with the current period's presentation.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review and Prospects

During the period under view, the Group's operating loss was increased by $5,312,000 to $30,100,000 mainly due to the adoption of the HKFRS 2 in respect of Share-based Payment. As a result, the staff cost and consultancy fee which included in other operating expenses were additionally increased by $3,670,000 and $20,379,000 respectively due to the grant of share options. If such factor was taken out, the Group's operating result was in fact improved and loss was narrowed, mainly due to contributions from its core businesses of strategic investments and capital market activities. In May 2005, the Group made a decision to terminate the acquisition of the entire issued share capital of REXCAPITAL Financial Group Limited. In addition, two-year warrants were placed to raise approximately $24 million in June 2005. It provides greater flexibility for further funding when the subscription rights attached to the warrants are exercised. The Group will continue to look for investment opportunities which arise from the continued pick-up economy.

Strategic Investments and Capital Market Activities

The Group recorded a significant increase in turnover of securities investments and corporate finance business, which performed well during the period under review. It is mainly attributable to improved market sentiment in Hong Kong, which can be seen from the benchmark Hang Seng Index rallying from a low of 13,337 in April to a high of 15,470 in September this year. On 30 August 2005, the Group entered into the Share Subscription Agreement with Culture.com Technology Limited ("CTL") to subscribe 10% of its shares, as part of the Group's strategic investments, for enhancing the earning potential and recurrent income base of the Group in the long run.

Financing Business

The financing business commenced in early 2004. In light of stable domestic economic upturn and hence strengthened market confidence, the Group continued to record encouraging results in financing services. The growth of financial needs of market participants has generated higher interest income for the Group. For the period under review, turnover from this business segment accounted for 8% of the total turnover of the Group. We always aim to adopt a prudent and conservative financing policy and a stringent credit control system in order to protect the interests of our shareholders.

Placing of Listed Warrants

In June 2005, the Company issued up to a maximum of 550,000,000 listed warrants by way of private placing at the issue price of $0.046, each conferring the right to subscribe for one new share at the initial exercise price of $0.116 up to an aggregate amount of $63,800,000 at any time during the period from 4 July 2005 to 3 July 2007. No warrants have been exercised during the financial period.

Solar Energy Business

In July 2005, the Group announced to acquire the entire issued share capital of Eaglefly Technology Limited ("Eaglefly") for a total consideration of approximately $123 million. The Group, through Eaglefly, will hold a 51% equity interest in Terra Solar Global Inc. and its subsidiaries (the "Terra Solar Group") upon completion of the Transaction. Terra Solar Group is a specialized technology developer and has been dedicated to photovoltaic (PV) development and manufacture of solar power facilities. Given the increasing demand in energy and the decline in fossil-fuels reserves, the Group believes that environmental friendly power can bring long-term business opportunities. We consider the acquisition as a rare and commendable investment to reach out the fast going and highly rewarding energy business, that will strengthen the Group's earnings.

Looking Ahead

We have a positive outlook on Hong Kong economy for the coming year under the decline of unemployment rate and strong performance of tourism, especially the opening of Hong Kong Disneyland, which attracts capital inflow to local market and leads to improvement in consumer spending and retail sales.

The U.S. interest rate is of primary importance in global economy. The rate has increased 13 times consecutively and the market expects its upward cycle may come to an end, which augurs well for the equities. Another factor affecting global economy is oil price. Although high oil prices appear to be over and begin to fall, volatile oil prices may bring uncertainties to investment sentiment in Hong Kong. Given fluctuating oil prices and worldwide growing demand for energy, the potential development in solar power projects is expected. The Group believes that the investment in the Terra Solar Group will broaden its earning base and is favourable for the Group's long-term development. We have confidence that the Group will achieve better performance in the second half of the year.

Financial Review

Results

For the six months ended 30 September 2005, the Group recorded a turnover of $22,446,000 (2004: $9,026,000). Loss attributable to shareholders was $30,100,000 (2004: $24,788,000). The basic loss per share was 0.109 cents (2004: 1.45 cents). The diluted loss per share for 2005 and 2004 were not applicable.

After taken out the effect of the adoption of the HKFRS 2 in respect of Share-based Payment, the Group's operating expenses decreased by 3% to $5,173,000 for the review period in comparison with last year (2004: $5,322,000). Finance costs of the Group for the six months period ended 30 September 2005 was $304,000 representing a decrease of 48% from the corresponding period in last year. The decrease was mainly due to repayment of loans.

Liquidity, Financial Resources and Funding

At 30 September 2005, the Group had net current assets of $56,162,000 (31 March 2005: $38,042,000).

At 30 September 2005, the Group had a total of $281,000 in cash and cash equivalents (31 March 2005: $7,841,000). The decrease was due to the repayment of other loans and amount due to a related company. Most of the cash reserves were placed in Hong Kong dollar short-term deposits with major banks in Hong Kong.

Net cash used in operating activities for the six months ended 30 September 2005 was $18,267,000 as compared to a net cash inflow of $7,520,000 for the six months ended 30 September 2004. The decrease was mainly due to the deposit paid for the acquisition of strategic investments $24,832,000. Net cash inflow from financing activities for the six months ended 30 September 2005 was $10,743,000 (2004: outflow of $8,496,000). The cash inflow from financing activities during this period represented the proceeds received from the issue of warrants placing in June 2005 net of the repayment of amount due to a related party and other loans.

As at 30 September 2005, the Group had outstanding loans of $2,684,000 which included a secured loans of $2,223,000 (31 March 2005: $2,787,000) and an unsecured loan of $461,000 (31 March 2005: $3,965,000). The loans were denominated in Hong Kong dollars and interest bearing at prevailing commercial lending rates. These loans were used to finance the Group's operations.

The gearing ratio of the Group decreased to 3% as at 30 September 2005 from 19% as at 31 March 2005 (it is derived by dividing the aggregate amount of bank borrowings, convertible notes and other borrowings by the amount of shareholders' equity). The liquidity ratio of the Group, represented by a ratio between current assets over current liabilities, was 686% (31 March 2005: 292%), reflecting adequacy of financial resources.

The indebtedness of the Group decreased by 83% from $16,147,000 as at 31 March 2005 to $2,684,000 as at 30 September 2005. Of the total debts outstanding as at 30 September 2005, all of them are due within one year (31 March 2005: all of them are due within one year).

Taking into account the financial resources available to the Group including internally generated funds and available facilities, the Group has sufficient working capital to meet its present requirements.

As set out in the annual report of the Company for the year ended 31 March 2005, the Group has made a provision of $350,000,000 that represented the non-payment of the consideration from the disposal of the Group's interest in 87.5% of the issued shares in REXCAPITAL Infrastructure Limited. The amount provided was written off in its entirety in the year ended 31 March 2005 which has no financial impact on the Company during the period covered in the interim report.

Funding Strategy and Foreign Exchange Exposure

To manage the risk associated with an uncertain market environment, the Group pursues a funding strategy of using equity as far as possible to finance long-term investments.

The Group's exposure to a very limit level of exchange risk as the business transactions of the Group are mainly denominated in Hong Kong dollars.

Share Capital Structure

In June 2005, the Company issued up to a maximum of 550,000,000 listed warrants by way of private placing at the issue price of $0.046, each conferring the right to subscribe for one new share at the initial exercise price of $0.116 up to an aggregate amount of $63,800,000 at any time during the period from 4 July 2005 to 3 July 2007. No warrants have been exercised during the financial period.

Saved as the above, there was no change in the share capital structure of the Company during the period under review.

Material Acquisition and Disposal of Subsidiaries

In July 2005, the Company entered into a sale and purchase agreement with Multichannel Investments Limited. Pursuant to the agreement, the Company will acquire the entire issued share capital of Eaglefly for a total consideration of approximately $123 million, which is to be satisfied partly by cash as to US$3,145,000 (equivalent to approximately $24,373,750) and the balance of $99,000,000 by the issue of 600,000,000 shares of $0.01 each in the capital of the Company at a price of $0.165 each. Upon completion of the acquisition, Eaglefly will be a wholly-owned subsidiary of the Company. The Group, through Eaglefly, will hold a 51% equity interest in the Terra Solar Group. The Terra Solar Group is principally carrying on business in thin-film PV industry which, through its operating subsidiaries, uses proprietary technology to capture solar energy and convert it into electricity, the production and delivery of PV systems, production of PV components and the generation and sale of electricity from PV system. The transaction has not yet completed up to the date of this report.

Capital Commitment

In January 2004, the Group entered into a conditional sale and purchase agreement with REXCAPITAL Financial Holdings Limited regarding the acquisition of the entire issued share capital of REXCAPITAL Financial Group Limited ("RFG") at a consideration of $229,000,000 subject to adjustment with reference to the unaudited consolidated net asset value of RFG and its subsidiaries (together the "RFG Group") as at determination date in accordance with the terms of the sales and purchase agreement. The RFG Group is principally engaged in the provision of financial services including broking, securities margin financing and asset management. This transaction has been terminated on 6 May 2005 as the Group was not satisfied with the result of the due diligence review on the RFG Group.

In August 2005, the Company entered into an agreement with CTL to subscribe for 10% interest in CTL which is principally engaged in research and development of Chinese information infrastructure, including amongst other things, CCGE; V-Dragon series of CPU and solutions for related computer applications. The consideration for the subscription shall be the lower of $73,500,000 or the 10% of the fair value of CTL stated in the valuation report to be issued by an independent professional consultant appointed by the Company, and will be satisfied by the issue of new shares of the Company at the price of $0.15 per share.

Charges on the Group's Assets

As at 30 September 2005, the Group's trading security with market value of $6,626,000 have been pledged to secure other loans granted to its subsidiary (31 March 2005: $11,018,000).

Contingent Liabilities

As at 30 September 2005, the Group had no material contingent liabilities (31 March 2005: $Nil).

Human Resources

As at 30 September 2005, the Group had 15 full time employees.

The Group remunerated its employees mainly based on the individual's performance and experience. Apart from the basic remuneration, discretionary bonus and share option may be granted to eligible employees by reference to the Group's performance as well as individual's performance.

Purchase, Sale or Redemption of the Company's Listed Securities

The Company and its subsidiaries have not purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 September 2005.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code set out in Appendix 10 to the Listing Rules as the code of conduct regarding securities transactions by the directors. All directors have confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the six months ended 30 September 2005.

Audit Committee

The audit committee has reviewed and discussed with the management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the unaudited interim account for the six months ended 30 September 2005.

Remuneration Committee

The remuneration committee of the Company was established, with specific terms of reference in compliance with the Code of Corporate Governance Practices as set out in Appendix 14 to the Listing Rules. The committee is responsible for making recommendations to the Board on the Company's policy and structure for all remuneration of directors and senior management and to determine the specific remuneration packages and conditions of employment for the directors.

Code on Corporate Governance Practices

None of the directors is aware of any information which would reasonably indicate that the Company is not, or was not, throughout the six months period, in compliance with the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules, except that:

1. Code Provision A.4.1 requires that non-executive directors should be appointed for a specific term, subject to re-election. Currently the non-executive directors are not appointed for a specific term, but are subject to retirement by rotation at the Company's annual general meeting as specified in the Company's bye-laws.

2. The Company had not set up a remuneration committee pursuant to Code Provision B.1.1 of the Code during the six months period as the board of directors was responsible for reviewing and evaluating the remuneration package of the directors. However, a remuneration committee has subsequently been formed after the period end for the purpose of compliance with the Code Provision B.1.1.

By order of the Board
Chan How Chung, Victor
Chairman

Hong Kong, 20 December 2005

As at the date of this announcement, the Board comprises five executive directors namely Mr. Chan How Chung, Victor, Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre, and two independent non-executive directors namely Mr. Chow Siu Ngor and Mr. Yin Tat Man.

Please also refer to the published version of this announcement in The Standard.

Investor

Investment Service Centre

...ed Companies Information


RECEIVED

REXCAPITAL<00155> - Results Announcement

REXCAPITAL International Holdings Limited announced on 20/12/2005:
(stock code: 00155)
Year end date: 31/03/2006
Currency: HKD
Auditors' Report: N/A
Interim report reviewed by: Audit Committee

	Note	(Unaudited) Current Period from 01/04/2005 to 30/09/2005 ('000)	(Unaudited) Last Corresponding Period from 01/04/2004 to 30/09/2004 ('000)
Turnover	:	22,446	9,026
Profit/(Loss) from Operations	:	(29,796)	(24,203)
Finance cost	:	(304)	(585)
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	(30,100)	(24,788)
% Change over Last Period	:	N/A %	
(LPS)-Basic (in dollars)	:	(0.00109)	(0.0145)
-Diluted (in dollars)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	(30,100)	(24,788)
Interim Dividend per Share	:	NIL	NIL
(Specify if with other options)	:	N/A	N/A
B/C Dates for Interim Dividend	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

1 Analysis of turnover and loss from operation

	Strategic investments, and capital market activities		Financing		Consolidated	
Six months ended 30 September	2005	2004	2005	2004	2005	2004
	$'000	$'000	$'000	$'000	$'000	$'000
Revenue from external customers						

	20,696	7,502	1,750	1,524	22,446	9,026
ment result	(24,576)	(24,384)	1,745	1,522	(22,831)	(22,862)
Unallocated operating income and expenses					(6,965)	(1,341)
Loss from operations					(29,796)	(24,203)
Finance costs					(304)	(585)
Loss from ordinary activities before taxation					(30,100)	(24,788)
Taxation					-	-
Loss attributable to shareholders					(30,100)	(24,788)

2 Loss per share

(a) Basic loss per share

The calculation of basic loss per share is based on the Group's loss attributable to shareholders of $30,100,000 (2004: $24,788,000) and the weighted average number of ordinary shares of 2,752,451,858 shares (2004: 1,709,399,471 shares) in issue during the six months ended 30 September 2005.

(b) Diluted loss per share

Diluted loss per share for the period ended 30 September 2005 is not presented because the effect of all potential ordinary shares is anti- tive.

3 Taxation

No provision for Hong Kong profits tax has been made in the financial statements as the Group either sustained a loss for taxation purposes or did not earn any assessable income for the period ended 30 September 2005 (2004: Nil).

4 Basis of preparation and accounting policies

The unaudited condensed consolidated interim financial statements have been prepared in accordance with applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and are compliance with the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies and methods of computation adopted in the preparation of these unaudited condensed consolidated interim financial statements are the same as those used in the annual financial statements for the year ended 31 March 2005 except for the adoption of a number of new and revised Hong Kong Financial Reporting Standards ("HKFRSs", which also include HKASs and Interpretations) in the current period for the first time as detailed in note 5 below.

5 Principal accounting policies

T adoption of the new and revised HKFRSs which are effective for a unting periods commencing on or after 1 April 2005 has had no material impact on the accounting policies of the Group and the methods of

computation in the Group's unaudited condensed consolidated interim financial statements except for the following:

Share-based payments

In the current period, the Group has applied HKFRS 2 "Share-based Payment" which requires an expenses to be recognized where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transaction") or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options of the Company determined at the date of grant. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after 1 April 2005. In relation to share options granted before 1 April 2005, the Group has not applied HKFRS 2 to share options granted on or before 7 November 2002 and share options that were granted after 7 November 2002 and had vested before 1 April 2005 in accordance with the relevant transitional provisions. The effect of the revised policy has increase consolidated loss for the current period by $ 24,049,000 with corresponding amount credited to the reserve. The Group had no share options granted after 7 November 2002 and had not yet vested on 1 April 2005, and accordingly, no retrospective restatement is required.

Goodwill

In previous periods, goodwill arising on acquisition was capitalised and amortised on a straight-line basis over its estimated useful life. The Group has applied the relevant transitional provision in HKFRS 3. With respect to goodwill previously capitalised on the balance sheet, the Group has discontinued amortising goodwill from 1 April 2005 onwards and goodwill will tested for impairment at least annually. Goodwill arising on acquisitions after 1 April 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, the Group's loss for the six months ended September 2005 decreased by approximately $1,356,000 as no amortisation of goodwill has been charged in the current period. Comparative figures for 2005 have not been restated.

Financial Instruments

The adoption of HKAS 32 and HKAS 39 has resulted in a change in accounting policy for recognition, measurement, derecognition and disclosure of financial instruments. Previously, the Group's investments in Securities were classified as "Investments in securities" and "Trading securities", respectively. "Investment in securities" are carries at cost less impairment loss (if any), while "Trading securities" were stated in the balance sheet at fair value. Upon the adoption of HKAS 32 and HKAS 39, securities previously held for trading purpose are reclassified as financial assets at fair value through profit or loss, and securities previously held for investment purpose are reclassified as available-for-sale financial assets.

In accordance with HKAS 39, the financial assets at fair value through profit or loss are measured at fair value with gains or losses arising from changes in fair value credited or charged to the consolidated profit and loss account for the period in which they arise. Available-for-sale financial assets are those non-derivative investments in listed and unlisted equity securities that are designated as available for sale or are not classified in any of the other categories of financial assets as defined in HKAS 39. After initial recognition, available -for-sale

financial assets are measured at fair value with gains or losses being recognised as a separate component of equity until the financial asset is sold, collected or otherwise disposed of or until the financial asset is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the consolidated profit and loss account.

This change in accounting policy has no material impact on the unaudited condensed consolidated interim financial statements.

6 Comparative figure

Certain comparative amounts have been reclassified and restated to comply with the new and revised HKFRSs' requirements and conform with the current period's presentation.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 155)

FORM OF PROXY FOR SPECIAL GENERAL MEETING

I/We[1] ______________________________

of ______________________________

being the registered holder(s) of [2] ______________ share(s) of HK$0.01 each (the "Share(s)") in the capital of

REXCAPITAL International Holdings Limited (the "Company"), **HEREBY APPOINT** ______________

of ______________________________

OR FAILING HIM THE CHAIRMAN OF THE MEETING [3] (as defined below) as my/our proxy to attend and act for me/us and on my/our behalf at the Special General Meeting of the Company to be held at Training Room C, Joint Professional Centre, Unit 1, Ground Floor, The Center, 99 Queen's Road Central, Hong Kong on Wednesday, 28 December 2005 at 11:00 a.m. (the "Meeting") for the purpose of considering and, if thought fit, with or without modification, passing the resolution as set out in the notice convening the Meeting (the "Notice of Meeting") and at the Meeting to vote for me/us and in my/our name(s) in respect of such resolution as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTION	FOR[4]	AGAINST[4]
To approve the sale and purchase agreement in relation to the acquisition of the entire issued share capital of Eaglefly Technology Limited and the transactions contemplated thereunder as set out in the Notice of Meeting.		

Signature(s) ______________________________

Full name(s) (Block Capitals) ______________________________

Dated this ______________ day of ______________ 2005

Notes:

1. Full name(s) and address(es) must be inserted in **BLOCK CAPITALS**. The names of all joint registered holders should be stated.
2. Please insert the number of Shares registered in your name(s) and to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all Shares registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, strike out the relevant reference and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT:** If you wish to vote for the resolution, tick in the relevant box marked "For". If you wish to vote against the resolution, tick in the relevant box marked "Against". If no direction is given the proxy will vote or abstain as he/she thinks fit. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the Meeting in addition to the one referred to in the Notice of Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign on behalf of the corporation.
6. In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a certified copy of such power of attorney or authority, must be deposited at the Company's branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof.
7. In the case of joint holders of a Share, if more than one of such joint holders are present at the Meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion of this form will not preclude you from attending and voting at the Meeting if you so wish.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents of this circular or as to what action to take in relation to this circular, you should consult appropriate independent advisers to obtain independent professional advice.

If you have sold or transferred all your shares in REXCAPITAL International Holdings Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with a special general meeting of the Company and is not an offer to sell or solicitation of an offer to buy any securities.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

MAJOR TRANSACTION RELATING TO THE PROPOSED ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF EAGLEFLY TECHNOLOGY LIMITED

A letter from the board of the directors of REXCAPITAL International Holdings Limited (the "Company") is set out on pages 4 to 21 of this circular.

A notice convening the special general meeting of the Company (the "SGM") to be held at Training Room C, Joint Professional Centre, Unit 1, Ground Floor, The Center, 99 Queen's Road Central, Hong Kong at 11:00 a.m. on Wednesday, 28 December 2005 is set out at the end of this circular. Whether or not you are able to attend the SGM, you are strongly urged to complete and sign the enclosed form of proxy, in accordance with the instructions printed thereon, and to lodge them with the branch share registrar of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, as soon as possible but in any event not later than 48 hours before the time appointed for the holding of the SGM or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM or any adjourned meeting should you so wish.

12 December 2005

CONTENTS

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Acquisition"	the proposed acquisition of the entire issued share capital of Eaglefly and the Shareholder's Loan by the Company from the Vendor pursuant to the Sale and Purchase Agreement
"Announcement"	the announcement of the Company dated 15 July 2005
"associates"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Company"	REXCAPITAL International Holdings Limited, a company incorporated in Bermuda with limited liabilities, the shares of which are listed on the main board of the Stock Exchange
"Completion Date"	31 December 2005, as agreed between the Company and the Vendor on 25 October 2005
"Consideration Share(s)"	600,000,000 new Shares to be issued at a price of HK$0.165 per Share for settlement of part of the consideration payable by the Company to the Vendor under the Sale and Purchase Agreement
"CTL"	Culture.com Technology Limited which is the issuer in the Subscription
"Director(s)"	director(s) including independent non-executive director(s) of the Company
"Eaglefly"	Eaglefly Technology Limited, a company incorporated in the British Virgin Islands with limited liability
"Eaglefly Group"	Eaglefly and its subsidiaries
"Enlarged Group"	the Group after completion of the Acquisition
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China

"Independent Third Party(ies)"	person(s) or company(ies) together with its/their beneficial owner(s) who or which is/are, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, are not connected person(s) (as defined in the Listing Rules) to the Company
"Latest Practicable Date"	8 December 2005, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Options"	options granted under the share option scheme of the Company adopted on 29 July 2002 to subscribe for Shares in accordance with the terms thereof
"Sale and Purchase Agreement"	the conditional agreement dated 9 July 2005 entered into between the Company and the Vendor in relation to the Acquisition
"Sale Share"	1 share of US$1.00 in Eaglefly, being the entire issued share capital of Eaglefly
"Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of the Company
"Share Subscription Agreement"	the conditional agreement dated 30 August 2005 entered into between the Company and CTL in relation to the Subscription, details of which are set out in the announcement of the Company dated 2 September 2005
"Shareholder(s)"	holders of the Shares
"Shareholder's Loan"	the shareholder's loan due from Eaglefly to the Vendor as at the date of completion of the Sale and Purchase Agreement

"Special General Meeting"	the special general meeting of the Company to be convened on Wednesday, 28 December 2005 at Training Room C, Joint Professional Centre, Unit 1, Ground Floor, The Center, 99 Queen's Road Central, Hong Kong to consider and, if thought fit, approve the Sale and Purchase Agreement and the transactions contemplated therein, including any adjournment thereof
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the Subscription by the Company of 100 ordinary shares of HK$1.00 each in the capital of CTL with the subscription price to be settled by the issuance of not more than 490,000,000 Shares at an issue price of HK$0.15 per Share to CTL or its nominee(s)
"Terra Solar Global"	Terra Solar Global, Inc., a corporation incorporated under the laws of the State of Delaware, the United States of America, with limited liability
"Terra Solar Group"	Terra Solar Global and its subsidiaries
"Vendor"	Multichannel Investments Limited, a company incorporated in the British Virgin Islands with limited liability
"Warrants"	warrant(s) of the Company in an aggregate amount of HK$63,800,000 listed on the Stock Exchange, conferring rights to subscribe for Shares between 4 July 2005 and 3 July 2007 (both dates inclusive) at an initial subscription price of HK$0.116 (subject to adjustment)
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"US$"	United States dollars, the lawful currency of the United States of America
"%"	per cent.

In this circular, unless otherwise stated, conversion of US dollars into Hong Kong dollars is based on the exchange rate of US$1 = HK$7.75, for the purpose of illustration only, and do not constitute a representation that any amount has been, could have been, or may otherwise be exchanged or converted at this or any other rate.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

Executive Directors:
Chan How Chung, Victor *(Chairman)*
Lee Huei Lin
Chan Wai Kwong, Peter
Chu Chik Ming, Jack
Seligman Pierre

Independent non-executive Directors:
Chow Siu Ngor
Yin Tat Man

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head office and principal place of business in Hong Kong:
Suite 3402, 34th Floor
COSCO Tower
Grand Millennium Plaza
183 Queen's Road Central
Hong Kong

12 December 2005

To the Shareholders and, for information only, the holders of the Warrants

Dear Sir or Madam,

MAJOR TRANSACTION RELATING TO THE PROPOSED ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF EAGLEFLY TECHNOLOGY LIMITED

1. INTRODUCTION

As disclosed in the Announcement, the Company entered into the Sale and Purchase Agreement with the Vendor on 9 July 2005 pursuant to which, the Vendor agreed to sell and the Company agreed to acquire (i) the entire issued share capital of Eaglefly; and (ii) the Shareholder's Loan and accrued interest, if any, due from Eaglefly to the Vendor calculated up to and including the date of completion of the Sale and Purchase Agreement.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry and as represented by the Vendor in the Sale and Purchase Agreement, Eaglefly is an investment holding company holding 51% interest in the Terra Solar Group. The Terra Solar Group is principally carrying on business in thin-film photovoltaic (PV) industry which, through its operating subsidiaries, uses proprietary technology to capture solar energy and convert it into electricity, the production and delivery of PV systems, production of PV components and the generation and sale of electricity from PV system. The Terra Solar Group also provides consultation services in relation to solar power projects for corporations in different parts of the world.

The consideration payable by the Company for the Acquisition is HK$123,373,750 (of which approximately HK$119,886,250 is for the acquisition of the Sale Share and approximately HK$3,487,500 is for the acquisition of the Shareholders' Loan) which is to be satisfied partly by cash of US$3,145,000 (equivalent to approximately HK$24,373,750) and the balance of HK$99,000,000 by the issue of the Consideration Shares to the Vendor (or its nominee) at a price of HK$0.165 per Consideration Share. The Directors intend to finance the cash portion of the consideration by internal resources of the Group.

The Acquisition constitutes a major transaction of the Company pursuant to Chapter 14 of the Listing Rules and is, thus, subject to the approval of the Shareholders.

The purpose of this circular is to provide you with (i) details of the terms of the Acquisition; (ii) a notice to the Shareholders convening the Special General Meeting to approve the Sale and Purchase Agreement and the issue of the Consideration Shares.

2. THE SALE AND PURCHASE AGREEMENT

2.1 Date

9 July 2005

2.2 Parties

Purchaser: the Company

Vendor: Multichannel Investments Limited, which is wholly-owned by Dr. Zoltan Kiss. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, the Vendor and its beneficial owner are Independent Third Parties. The Vendor is an investment holding company with no other operations save for its holding of the entire issued share capital of Eaglefly.

Dr. Zoltan Kiss has agreed to guarantee the performance and obligations of the Vendor under the Sale and Purchase Agreement.

2.3 Assets to be Acquired

One share in Eaglefly, being the entire issued share capital of Eaglefly and the Shareholder's Loan and accrued interest, if any due from Eaglefly to the Vendor calculated up to and including the date of completion of the Sale and Purchase Agreement. The amount of the Shareholder's Loan owing to the Vendor as at the Latest Practicable Date is approximately US$450,000 (equivalent to approximately HK$3,487,500).

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry and as represented by the Vendor in the Sale and Purchase Agreement, the only asset of Eaglefly is its 51% interest in Terra Solar Global which in turn is beneficially interested in the entire issued share capital of Terra Solar North America Inc. The latter company own certain technologies, intellectual property rights and assets relating to photovoltaic (PV) business.

2.4 Conditions Precedent

Completion of the Sale and Purchase Agreement shall be conditional upon fulfillment or waiver, as the case may be, of the following conditions:

(i) all necessary approvals (including approval certificates) from the relevant authorities in Hong Kong, Bermuda and other jurisdictions where applicable, in relation to the Acquisition having been obtained;

(ii) if so required, the Bermuda Monetary Authority shall have approved the issue of the Consideration Shares pursuant to the Sale and Purchase Agreement;

(iii) all necessary approvals or resolutions of the shareholders and/or directors of the Vendor having been obtained or passed in respect of the signing of the Sale and Purchase Agreement and the completion of the Acquisition;

(iv) the Listing Committee of the Stock Exchange does not consider that the Acquisition (a) would constitute a reverse takeover (as defined in the Listing Rules) of the Company as if the Company is a new listing applicant; and (b) would require the Enlarged Group or the Sale Share to be acquired by the Company pursuant to the Acquisition be able to meet the requirements of Rule 8.05 of the Listing Rules or the Enlarged Group be able to meet all the other basic conditions set out in Chapter 8 of the Listing Rules;

(v) the Stock Exchange granting listing of, and permission to deal, in the Consideration Shares;

(vi) the passing of an ordinary resolution of the Shareholders at the Special General Meeting to approve the Sale and Purchase Agreement and the transactions contemplated therein including but not limited to the entering into of the Sale and Purchase Agreement and the issue of the Consideration Shares to the Vendor;

(vii) the Company being satisfied with and having accepted the results of due diligence review to be conducted on the affairs, business assets, liabilities, operations, records, financial position, value of assets, accounts, results, legal and financial structure of each of Eaglefly and the companies in the Terra Solar Group; and

(viii) the receipt by the Company of a valuation report issued by an independent international valuer and being completed to the satisfaction of and is accepted by the Company showing the fair market value of the Terra Solar Group.

The Company may in its absolute discretion at any time waive in writing any of the conditions set out in paragraphs (i) to (viii) above (or any part thereof) and such waiver may be made subject to such terms and conditions as are determined by the Company. The Company shall not be entitled to exercise such right of waiver in respect of the conditions set out in paragraphs (i), (ii), (iv), (v), (vi) above if as a result of such waiver the Company would be in breach of the Listing Rules, the rules or regulations of any relevant governmental, statutory or regulatory authority or agency, or any other person or body, in Hong Kong or Bermuda.

If any of the above conditions have not been fulfilled or satisfied or complied with or waived on or before the Completion Date, i.e. 31 December 2005, the Company shall not be obliged to complete the Acquisition and may, in its absolute discretion, by written notice to the Vendor on or before the date of completion of the Sale and Purchase Agreement elect (in addition to and without prejudice to all other rights or remedies available to the Company including the right to claim damages) to:

(i) effect completion of the Sale and Purchase Agreement so far as practicable having regard to any defaults which may have occurred;

(ii) fix a new date for completion of the Sale and Purchase Agreement; or

(iii) terminate the Sale and Purchase Agreement and no party shall have any claim of any nature whatsoever against the other party under the Sale and Purchase Agreement (save in respect of any rights and liabilities of the parties which have accrued before termination).

As at the Latest Practicable Date, the condition set out in paragraph (iv) is deemed to be satisfied as the Acquisition only constitutes a major transaction under the Listing Rules. Furthermore, the Company has already received a valuation report issued by B.I. Appraisals Limited showing the fair market value of the Terra Solar Group, details of which are set out in Appendix I to this circular. The Board is in the process of considering the contents of such valuation report to determine whether the fair market value as shown therein is acceptable.

The Company is currently conducting due diligence on the Eaglefly Group. In the event the Company is not satisfied with the result from the due diligence conducted against the Eaglefly Group and such condition is not waived by the Company on or before the Completion Date, the Company shall, among other things, have the right to terminate the Sale and Purchase Agreement. Under such circumstances, the Acquisition will not proceed. As at the Latest Practicable Date, none of the other conditions set out above have been fulfilled or waived.

2.5 Consideration

The aggregate consideration for the acquisition of the entire issued share capital of Eaglefly is HK$123,373,750, which is to be satisfied partly by cash as to US$3,145,000 (equivalent to approximately HK$24,373,750) and the balance of HK$99,000,000 by the issue of the Consideration Shares to the Vendor (or its nominee) at a price of HK$0.165 per Consideration Share. The consideration has been agreed by the parties after arm's length negotiation. In arriving at the consideration, the Directors have considered factors including the business plan of future development of the Terra Solar Group's business, the value and financial position of the Terra Solar Group and the valuation performed by an independent qualified valuer engaged by the Vendor on the Terra Solar Group.

The consideration of HK$119,866,250 (being the aggregate consideration of HK$123,373,750 net of the Shareholder's Loan of approximately HK$3,487,500 as at the Latest Practicable Date) for the entire issued share capital of Eaglefly represents approximately 1.23 times of 51% of the fair value of the total assets of the Terra Solar Group of US$24,600,000 (equivalent to approximately HK$190,650,000) as shown in the valuation report dated 15 June 2005 performed by an independent qualified valuer engaged by the Vendor and approximately 0.69 times of 51% of the fair value of the total assets of the Terra Solar Group of US$44,000,000 (equivalent to approximately HK$341,000,000) as shown in the valuation report dated 12 December 2005 performed by B.I. Appraisals Limited, an independent qualified valuer engaged by the Company. The remaining consideration of HK$3,467,500 represents the exact principal amount of the Shareholder's Loan.

The valuation prepared by the valuer engaged by the Vendor was based on comparable company method and cost method by assuming that the Terra Solar Group was a start-up without any prior history and would continue as a going concern, capitalize on its business opportunities and convert its assets into cash in its ordinary course of business.

The Company has engaged B.I. Appraisals Limited to prepare a valuation report on the fair market value of the Terra Solar Group and such valuation report is set out in Appendix I to this circular.

The consideration as to US$3,145,000 (equivalent to approximately HK$24,373,750) shall be paid in cash by the Group's internal resources.

As at the Latest Practicable Date, the Consideration Shares represent approximately 21.80% of the existing issued share capital of the Company and will represent approximately 17.90% of the enlarged issued share capital of the Company upon the issue and allotment of the Consideration Shares upon completion of the Sales and Purchase Agreement. The issue price of HK$0.165 per Consideration Share represents:

(i) a discount of approximately 2.94% to the closing price of HK$0.170 per Share as quoted on the Stock Exchange on 8 July 2005, being the last trading day of the Shares on the Stock Exchange before the date of the Sale and Purchase Agreement;

(ii) a premium of approximately 0.61% over the average closing price of HK$0.164 per Share for the last five consecutive trading days up to and including 8 July 2005;

(iii) a discount of approximately 0.60% to the average closing price of HK$0.166 per Share for the last ten consecutive trading days up to and including 8 July 2005;

(iv) a premium of approximately 11.49% to the closing price of HK$0.148 per Share as quoted on the Stock Exchange on the Latest Practicable Date;

(v) a premium of approximately 11.49% to the average closing price of HK$0.148 per Share for the last five consecutive trading days up to and including the Latest Practicable Date;

(vi) a premium of approximately 12.24% to the average closing price of HK$0.147 per Share for the last ten consecutive trading days up to and including the Latest Practicable Date; and

(vii) a premium of approximately 10.96 times to the audited consolidated net tangible assets of the Group of HK$0.0138 per Share as at 31 March 2005.

The Consideration Shares will be issued pursuant to the Shareholders' approval to be sought by the Company at the Special General Meeting.

The issue price of the Consideration Shares was determined after arm's length negotiations between the Company and the Vendor. The Board considers that the terms of the Sale and Purchase Agreement, including the issue price of the Consideration Shares, are fair and reasonable and in the best interests of the Company and the Shareholders as a whole.

2.6 Completion

Completion of the Sale and Purchase Agreement shall take place on the Completion Date.

3. INFORMATION ON EAGLEFLY

Eaglefly is an investment holding company incorporated on 5 January 2005 in the British Virgin Islands with limited liability and the entire issued share capital of which is owned by Dr. Zoltan Kiss. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry and as represented by the Vendor in the Sale and Purchase Agreement, the only asset of Eaglefly is its 51% interest in Terra Solar Global which was acquired on or about 21 April 2005 whereas the remaining balance of 49% interest in Terra Solar Global is owned by TerraSolar, Inc., a corporation incorporated under the laws of Delaware, the United States of America. As represented by the Vendor, the shares of TerraSolar, Inc. are currently held as to 36.8% by Dr. Zoltan Kiss, 18.4% by Gregory Kiss, 21.34% by two relatives of Dr. Zoltan Kiss, 1.56% by five employees of TerraSolar, Inc. and the remaining 21.9% by thirty-six independent third parties who are not connected person(s) (as defined in the Listing Rules) to the Company. Each of TerraSolar, Inc. and its beneficial owners are Independent Third Parties. Eaglefly is a special investment vehicle established for the purpose of holding interest in the Terra Solar Group. Terra Solar Global is an investment holding company incorporated in the State of Delaware, the United States of America with limited liability. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry and as represented by the Vendor in the Sale and Purchase Agreement, the only asset of Terra Solar Global is its interest in its wholly-owned subsidiary, namely Terra Solar North America, Inc., which in turn own certain technologies, intellectual property rights and assets relating to photovoltaic (PV) business. Since the assets of Terra Solar Global are the major technologies and intellectual property rights for the photovoltaic business, after Eaglefly has acquired 51% interest in Terra Solar Global, TerraSolar, Inc. would lose its right to use such technologies and intellectual property rights. Under such circumstances, there will not be any competition between TerraSolar, Inc. and Terra Solar Global.

The Terra Solar Group is principally carrying on business in thin-film PV industry which, through its operating subsidiaries, uses proprietary technology to capture solar energy and convert it into electricity, the production and delivery of PV systems, production of PV components and the generation and sale of electricity from PV system.

As represented by the Vendor, the elements of the business model of the Terra Solar Group involve the use of the lowest cost thin film module PV technology to select the markets and marketing channels initially and to go after markets opportunistically open to the Terra Solar Group without capital investment. The Terra Solar Group generates their revenue from (a) developing a new generation of transparent modules — Building Integrated Photovoltaics (BIPV) which can be used as electrical generating windows, (b) developing lines of products for applications in the developing world, such as village electrification Solar Home Systems, PV lighting, PV water pumping and PV stand alone power generation, (c) components sales to OEM/distributors and (d) sales of manufacturing facilities. The major cost of the Terra Solar Group consists of research and development expenditures.

In addition to the aforesaid, the Terra Solar Group also provides consultation services in relation to solar power projects for corporations in different parts of the world including but not limited to Nigeria.

The Terra Solar Group owns technologies and know-how to build PV manufacturing equipment and facilities set-up. The management team of the Terra Solar Group consists of Dr. Zoltan Kiss, Gregory Kiss, Dr. Yuan Lee and Kim Goh. As represented by the Vendor, the members of the team have extensive experience in PV manufacturing, international business and finance.

As represented by the Vendor, Dr. Zoltan Kiss, the founder of the Terra Solar Group formed in the 1990s, has been an innovator in photovoltaics since the 1970s and has been responsible for the development of the technology and manufacturing capacity that is generally used in the world's a-Si thin-film production. According to articles published in the New York Times, Dr. Zoltan Kiss is one of the well-known persons in the solar power industry.

As represented by the Vendor, Gregory Kiss who holds a Bachelor of Arts from Yale University and a Master of Architecture from Columbia University, is a partner in Kiss + Cathcart Architects, New York. Their works explore the integration of solar or photovoltaics, technology and architectural design and several of their works have been awarded. The awards received by Kiss + Cathcart Architects include certain architecture awards on the integration between buildings and photovoltaics. Gregory is the son of Dr. Zoltan Kiss.

As represented by the Vendor, Dr. Yuan Lee, CEO of the Terra Solar Group, holds a Ph.D. degree in Physics and a B.S. degree in Electrical Engineering. Before he joined the Terra Solar Group at the end of 2004, he was an entrepreneur and independent business advisor with specialization in financing, business strategy and photovoltaics (PV) technology. He also has extensive experience in international business and finance.

As represented by the Vendor, Kim Goh holds various Bachelor and Master degrees in Arts, Economics and Information Technology. Before he joined the Terra Solar Group as a director in 2004, he held senior executive positions in various international corporations on business management and technology management.

The Terra Solar Group has not generated any turnover. The audited net loss arising from operating expenses for Terra Solar Group from 10 November 2004 (date of incorporation) to 30 June 2005 was approximately US$365,000 (equivalent to approximately HK$2,829,000). The audited net assets of the Terra Solar Group attributable to Eaglefly as at 30 June 2005 was approximately US$7,463,900 (equivalent to approximately HK$57,845,000). Eaglefly has not generated any turnover. The audited consolidated net profit of Eaglefly Group for the period from 5 January 2005 (date of incorporation) to 30 June 2005 was approximately HK$56,460,000 of which approximately HK$59,288,000 was from the waiver of the amount due to a shareholder. The audited net assets of the Eaglefly Group after deducting minority interests as at 30 June 2005 was approximately HK$57,845,000.

The audited financial statements of the Eaglefly Group are set out in Appendix II to this circular.

After completion of the Acquisition, the Company will be heavily involved in the management of the Terra Solar Group. Although the Company has no expertise and experience in the field of PV industry, among its present senior management, there is a member who has extensive management experience with strong academic background. The Company intends to appoint such person to the board of directors of Terra Solar Global to oversee its operation. After completion of the Acquisition, Dr. Zoltan Kiss will become one of the substantial shareholder of the Company, therefore, the Directors believe that it will also be in the interest of Dr. Zoltan Kiss to ensure the efficient operation and management of the Terra Solar Group.

The Company has business plans to strengthen and increase the turnover of the Terra Solar Group by shifting the production lines to lower labor cost country, such as mainland China and widening markets into developing countries, such as Nigeria and mainland China, for the long term growth. Besides, since the current customer base is mostly government related, after completion of the Acquisition, the Company intends to widen the potential customer base to include commercial clients. Except for the consideration for the Acquisition, as far as the Company is concerned, no further investment is needed and the Company does not intend to acquire further interest in the Terra Solar Group in the foreseeable future.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry and as represented by the Vendor in the Sale and Purchase Agreement, the shareholding structure of the Terra Solar Group as at the date of the Announcement, the Latest Practicable Date and upon completion of the Sale and Purchase Agreement are as follows:

Shareholding structure of the Terra Solar Group as at the date of the Announcement


Dr. Zoltan Kiss
100%
Dr. Zoltan Kiss and other independent third parties
The Vendor
100%
100%
TerraSolar, Inc.
Eaglefly
49%
51%
Terra Solar Global, Inc.
100%
Terra Solar North America, Inc.
Terra Solar Hungary Kft.

Pursuant to due diligence conducted by the Company on the Eaglefly Group since the date of the Announcement, the Company and the Vendor have agreed that upon completion of the Acquisition, the Terra Solar Group will not consist of Terra Solar Hungary Kft. because:

(i) the main business of Terra Solar Hungary Kft. is the selling of goods to its related company, Terra Solar USA, Inc., a company controlled by Dr. Zoltan Kiss; and

(ii) the business activities previously performed by Terra Solar Hungary Kft. will eventually be phased out in the Terra Solar Group when the Terra Solar Group implements its new business strategy.

The exclusion of Terra Solar Hungary Kft. from the Terra Solar Group does not have any effect to the consideration for the Acquisition nor does it have any effect to the valuation of the Terra Solar Group because the businesses and assets of Terra Solar Hungary Kft. are immaterial in relation to those of the Terra Solar Group. Under such circumstances, Terra Solar Global and TerraSolar, Inc. have entered into an agreement

for the purpose of assigning and transferring all the issued and outstanding shares of Terra Solar Hungary Kft. from Terra Solar Global to TerraSolar, Inc.

Shareholding Structure of the Terra Solar Group as at the Latest Practicable Date


Dr. Zoltan Kiss
100%
Dr. Zoltan Kiss and other independent third parties
The Vendor
100%
100%
TerraSolar, Inc.
Eaglefly
49%
51%
Terra Solar Global, Inc.
100%
Terra Solar North America, Inc.

Shareholding structure of the Terra Solar Group upon completion of the Sale and Purchase Agreement


Dr. Zoltan Kiss and other independent third parties
The Company
100%
100%
TerraSolar, Inc.
Eaglefly
49%
51%
Terra Solar Global, Inc.
100%
Terra Solar North America, Inc.

4. REASONS FOR AND BENEFITS OF THE ACQUISITION

The Company is an investment holding company. The subsidiaries of the Company are principally engaged in (i) strategic investments and capital market activities such as participating in primary and secondary securities market and provision of capital market advisory services; and (ii) financing business.

The Company has been proactively identifying suitable investment opportunities to develop the Group's business. Given the rapid and long-term increase in worldwide demand for energy, particularly while fossil fuel resources appear to be in long term decline, the strong market growth and interest for solar power projects and the significant industry experience of the management team of the Terra Solar Group, the Directors consider that the Terra Solar Group, based on the increasing demand on PV electricity generation, is in a favourable position to fulfil its future business development to widen and strengthen its investments in the high-growth energy generating and saving industry. As such, the Board considers the Terra Solar Group as a good target that matches the business development strategy of the Group in diversifying its businesses.

By investing in the Terra Solar Group, the Directors believe that the Group's earning potential and recurrent income base could be strengthened which will have a positive impact on the Group's long term profitability if the demand for PV electricity generation is as strong as expected. The Board considers that the Terra Solar Group is a viable investment target in the industry.

Upon completion of the Acquisition, Eaglefly will be a direct wholly-owned subsidiary of the Company. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry and as represented by the Vendor in the Sale and Purchase Agreement, the Company, through Eaglefly, will be interested in 51% interest of the Terra Solar Group. Accordingly, the results of the Terra Solar Group will be consolidated into the accounts of the Company upon completion of the Acquisition.

5. EFFECTS ON SHAREHOLDING STRUCTURE

Reference is made to the announcement made by the Company on 2 September 2005 in respect to the Subscription. On 30 August 2005, the Company entered into the Share Subscription Agreement with CTL pursuant to which the Company agreed to subscribe for 10% interest in the then enlarged issued share capital of CTL, the subscription price of which shall be satisfied by way of the issuance of not more than 490,000,000 Shares to CTL (or its nominee(s)). Completion of the Subscription shall take place on the fifth Business Day after the date on which the conditions precedent in the Share Subscription Agreement are satisfied or waived or such other date as the Company and CTL may agree in writing. As at the Latest Practicable Date, no specific date has been fixed for the completion of the Subscription.

In the event the Subscription is completed before the completion of the Acquisition and 490,000,000 Shares are issued by the Company to CTL (or its nominee(s)), the shareholding structure of the Company (i) as at the Latest Practicable Date, (ii) immediately upon the issue and allotment of the Consideration Shares and the Shares under the Subscription and (iii) immediately upon the issue and allotment of the Consideration Shares, the Shares under the Subscription and the full exercise of the subscription rights attaching to the Warrants at the subscription price of HK$0.116 per Warrant are as follows:

	As at the Latest Practicable Date		Upon the issue and allotment of the Consideration Shares and the Shares under the Subscription		Upon the issue and allotment of the Consideration Shares, the Shares under the Subscription and full exercise of the subscription rights attaching to the Warrants	
	No. of Shares	%	*No. of Shares*	%	*No. of Shares*	%
Mr. Chan How Chung, Victor ("Mr. Chan") *(Note 1)*	689,060,662	25.03	689,060,662	17.93	689,060,662	15.69
The Vendor (or its nominee(s))	—	—	600,000,000	15.62	600,000,000	13.66
CTL (or its nominee(s))	—	—	490,000,000	12.75	490,000,000	11.15
Public	2,063,391,196	74.97	2,063,391,196	53.70	2,063,391,196	46.98
Holder of Warrants *(Note 2)*	—	—	—	—	550,000,000	12.52
Total	2,752,451,858	100.00	3,842,451,858	100.00	4,392,451,858	100.00

In the event the Subscription is not completed before the completion of the Acquisition, the shareholding structure of the Company (i) as at the Latest Practicable Date, (ii) immediately upon the issue and allotment of the Consideration Shares and (iii) immediately upon the issue and allotment of the Consideration Shares and the full exercise of the subscription rights attaching to the Warrants at the subscription price of HK$0.116 per Warrant are as follows:

	As at the Latest Practicable Date		Upon the issue and allotment of the Consideration Shares		Upon the issue and allotment of the Consideration Shares and full exercise of the subscription rights attaching to the Warrants	
	No. of Shares	*%*	*No. of Shares*	*%*	*No. of Shares*	*%*
Mr. Chan How Chung, Victor ("Mr. Chan") *(Note 1)*	689,060.662	25.03	689,060.662	20.55	689,060.662	17.66
The Vendor (or its nominee(s))	—	—	600,000,000	17.90	600,000,000	15.38
Public	2,063.391,196	74.97	2,063.391,196	61.55	2,063,391,196	52.87
Holder of Warrants *(Note 2)*	—	—	—	—	550,000,000	14.09
Total	2,752,451,858	100.00	3,352,451,858	100.00	3,902,451,858	100.00

Notes:

1. Of the 689,060,662 Shares beneficially owned by Mr. Chan, a Director and the Chairman of the Company, 258,052,510 and 360,000 Shares are held by Mega Market Assets Limited and Sino Success Development Corp. respectively, both of which are wholly-owned by Mr. Chan. The remaining 413,881,152 and 16,767,000 Shares are held by RPI Holdings Limited and REXCAPITAL International Limited respectively. The issued share capital of RPI Holdings Limited is owned as to 75% by Mr. Chan and as to 25% by Ms. Lee Huei Lin, a Director. The issued share capital of REXCAPITAL International Limited is ultimately owned as to 75% by Mr. Chan, as to 12.5% by Ms. Lee Huei Lin and as to 12.5% by an independent third party.

2. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, neither the Vendor nor its beneficial owner is interested in any of the Warrants.

The issuance and allotment of the Consideration Shares under the Acquisition will not result in a change in control of the Company. Mr. Chan will remain as the single largest shareholder of the Company.

6. APPLICATION FOR LISTING

Application will be made by the Company to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Consideration Shares.

7. LISTING RULES IMPLICATIONS

The Acquisition consititutes a major transaction of the Company under the Listing Rules and is conditional on the approval of the Shareholders.

No Shareholder has any interest in the Acqiusition and thus, no Shareholder is required to abstain from voting at the Special General Meeting.

8. FINANCIAL EFFECTS OF THE ACQUISITION

Set out in Appendix IV to this circular is the unaudited pro forma financial information of the Enlarged Group based on (i) the audited financial statements of the Company as at 31 March 2005 set out in Appendix III to this circular and (ii) the audited financial information of the Eaglefly Group as at 30 June 2005 set out in Appendix II to this circular, assuming, inter alia, that completion of the Acquisition had taken place on 31 March 2005, and taking into account certain adjustments to reflect the Acquisition.

As shown in the unaudited pro forma financial information of the Enlarged Group, the respective pro forma assets and liabilities of the Enlarged Group following the Acquisition would have been approximately HK$289,301,000 and approximately HK$48,790,000 as compared to approximately HK$105,750,000 and approximately HK$19,815,000 before the Acquisition. The pro forma net asset value per share of the Enlarged Group following the Acquisition would have been HK$0.0717 as compared to HK$0.0312 before the Acquisition.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry and as represented by the Vendor in the Sale and Purchase Agreement, upon completion of the Acquisition, each of the members of the Terra Solar Group will be beneficially owned as to 51% by the Company and therefore, will be a subsidiary of the Company. Accordingly, the financial results of the members of the Terra Solar Group will be consolidated into those of the Group.

9. WORKING CAPITAL

The Directors are of the opinion that, after taking into account the internal resources of the Group, the Group will have sufficient working capital for its normal business for the next twelve months from the date of this circular.

10. INDEBTEDNESS

As at 31 October 2005, being the most recent practicable date for the purpose of this indebtedness statement included in this circular, the Group had short term loans of approximately HK$2,546,000 which had no fixed terms of repayment. The short term loans are interest bearing at prime rate plus 2.5% to 5% and are secured by listed investment of the Group with market value of approximately HK$6,457,000.

The Group had contingent liabilities in respect of a pending litigation as a defendant relating to a claim of approximately HK$5,000,000, details of which are set out in the paragraph headed "Litigation" in Appendix V to this circular. The Directors have considered the matter and are of the opinion that since no positive steps have been taken by Mr. Wong Chong Shan to proceed the action since 10 December 1999, it is not necessary at this stage to make any provision in the financial statements of the Group for such proceedings.

Save as mentioned above or as otherwise disclosed therein, as at 31 October 2005, the Group did not have other material outstanding liabilities or mortgages, charges, debentures, loan capital, bank overdrafts, loans, guarantees or other material contingent liabilities.

The Directors confirm that there is no significant change in indebtedness of the Group as at 31 October 2005 up to the Latest Practicable Date.

11. SPECIAL GENERAL MEETING

The Special General Meeting will be convened and held to consider and, if thought fit, approve the Acquisition and the issue of the Consideration Shares. No shareholders will be required to abstain from voting.

The notice of the Special General Meeting is set out on pages 111 to 112 of this circular. A form of proxy for use at the Special General Meeting is enclosed. Whether or not you are able to attend the Special General Meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the branch share registrar of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the Special General Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Special General Meeting or any adjourned meeting should you wish. The procedures by which Shareholders may demand a poll at the Special General Meeting are set out in the paragraph headed "Procedures by which Shareholders may demand a Poll at the Special General Meeting" in the section headed "Letter from the Board" of this circular.

12. PROCEDURES BY WHICH SHAREHOLDERS MAY DEMAND A POLL AT THE SPECIAL GENERAL MEETING

The following sets out the procedures by which the Shareholders may demand poll at the Special General Meeting.

According to bye-law 66 of the bye-laws of the Company, a resolution put to the vote of a general meeting shall be decided on a show of hands unless voting by way of poll is required by the rules of the Stock Exchange or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(i) the chairman of such meeting; or

(ii) at least three Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorized representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorized representative) or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or

(iv) any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorized representative) or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum up on all the Shares conferring that right; or

(v) if required by the rules of the Stock Exchange, by any Director or Directors who, individually or collectively, hold proxies in respect of shares representing 5% or more of the total voting rights at such meeting.

A demand by a person as proxy for a Shareholder or in the case of a Shareholder being a corporation by its duly authorized representative shall be deemed to be the same as demand by a Shareholder.

13. RECOMMENDATIONS

Based on the relevant information disclosed herein, the Directors believe that the Acquisition is fair and reasonable and are in the interests of the Group and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the ordinary resolutions to be proposed at the Special General Meeting to approve the Acquisition and the issue of the Consideration Shares.

14. ADDITIONAL INFORMATION

Your attention is also drawn to the financial and general information and the valuation report set out in the appendices to this circular.

By Order of the Board
REXCAPITAL International Holdings Limited
Chan How Chung, Victor
Chairman

The following is the text of a report dated 12 December 2005 made by the independent valuer, B.I. Appraisals Limited, Registered Professional Surveyor, for the purpose of incorporation in this circular:



B. I. Appraisals Limited
保柏國際評估有限公司
Registered Professional Surveyors, Valuers & Property Consultants
Unit B, 38th Floor, Bank of China Tower, No. 1 Garden Road, Hong Kong
Tel: (852) 2127 7762 Fax: (852) 2137 9876
Email: info@biappraisals.com.hk
Website: www.bisurveyors.com.hk

12 December 2005

The Board of Directors
REXCAPITAL International Holdings Limited
34th Floor, COSCO Tower
Grand Millennium Plaza
183 Queen's Road Central
Hong Kong

Dear Sirs,

Re: The 100 per cent. equity interest in the business enterprise of Terra Solar Global, Inc.

In accordance with your instructions for us to carry out an appraisal of the market value of the 100 per cent. equity interest in the business enterprise of Terra Solar Global, Inc. (hereinafter referred to as the "Subject Company"), we confirm that we have made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the market value the Subject Company as at 30 November 2005 (hereinafter referred to as the "Date of Appraisal").

It is our understanding that this appraisal report will be used by REXCAPITAL International Holdings Limited (hereinafter referred to as the "Company") for reference purpose regarding an acquisition of the entire issued share capital of Eaglefly Technology Limited which is an investment holding company holding 51 per cent. equity interest in the Subject Company.

This report identifies the business entity appraised, describes the basis and methodology of our appraisal, investigation and analysis, assumptions and limiting conditions, and presents our opinion of value.

COMPANY BACKGROUND

The Subject Company, incorporated on 10 November 2004 in Delaware, USA, is principally carrying out business in thin-film photovoltaic (PV) industry, which uses proprietary technology to capture solar energy and convert it into electricity. The business scope of the Subject Company and its operating subsidiaries (together referred to as the "Terra Solar Group" or "TSG") includes the construction of factories that will produce PV components; the production and delivery of complete PV systems; and the generation and sale of electricity from PV systems. TSG also provides consultation services in relation to solar power projects for corporations in different parts of the world.

Shareholding Structure of the Subject Company

The current corporate and shareholding structure of the Subject Company is as follows:

Shareholders	Shareholdings
	%
Eaglefly Technology Limited	51
TerraSolar, Inc.	49
Total	100

The Subject Company has one wholly-owned operating company, namely, Terra Solar North America, Inc.

Assignment and Assumption of the Blue Star Agreements

On 21 April 2005, the Subject Company entered into an Assignment and Assumption of the Blue Star Agreements with TerraSolar, Inc. whereby TerraSolar, Inc. assigned to the Subject Company the right, title, interest and obligations of TerraSolar, Inc. in and to all agreements between TerraSolar, Inc. and Weihai Blue Star Glass Group Co., Ltd. ("Blue Star") and its affiliates, as more specifically described below (hereinafter collectively the "Blue Star Agreements"):

(a) Joint Venture Contract dated 10 January 2005 (the "BSTP JV Contract") among Blue Star, Cameste Resources Limited and Terra Solar, Inc. relating to the establishment of Weihai Blue Star Terra Photovoltaic Co., Ltd. ("BSTP");

(b) Joint Venture Contract dated 10 January 2005 (the "TSCP JV Contract") between Blue Star and TerraSolar, Inc. relating to the establishment of TerraSolar China Photovoltaics Co., Ltd. ("TSCP");

(c) Equipment Sales/Purchase Agreement dated 9 January 2005 between BSTP and TerraSolar, Inc.;

(d) Technology Transfer Contract dated 10 January 2005 between BSTP and TerraSolar, Inc.; and

(e) Agreement between Blue Star and TerraSolar, Inc. dated 10 January 2005.

Pursuant to the abovementioned Assignment and Assumption of the Blue Star Agreements, the Subject Company will eventually hold 20% and 51% interest respectively in BSTP and TSCP, which we understand that are in the process of establishment.

The business scope of BSTP, according to the BSTP JV Contract is to manufacture and market copper indium gallium diselenide (CIGS) solar module and amorphous silicon (a-Si) solar module; to perform after sales services for products; and to develop new products; whereas that of TSCP is to make CIGS solar modules and a-Si solar modules; to assemble, sell and install thin-film photovoltaic based products and systems; to perform maintenance service for products after sale.

Main Intellectual Property

TSG, subsequent to the signing of the abovementioned Assignment and Assumption of Blue Star Agreements, owns various advanced technologies and know-how to build PV manufacturing equipment and facilities setup. Various patents have been obtained by TSG or being in the process of application. The main intellectual property of the Subject Company include:

(a) Patents in Application:

— Method of patterning CIGS material for serial cell interconnect by conductive path;

— Linear source for evaporation of high temperature materials for CIGS deposition;

— Materials for active colored building integrated photovoltaics BIPV modules; and

— Vacuum separation for evaporative and sputtering chambers in the manufacture of CIGS PV modules.

(b) Patent Disclosures:

- Methods of construction of integrated monolithic CIGS modules on metal substrates;
- Design of a novel CVD deposition system using gas cushion transport;
- E-beam evaporation source for uniform deposition of CIGS PV modules;
- A suitable structure for a specularly transparent PV window;
- Design of high temperature probe for magnetic quadruple mass spectrometer;
- Modifying the color of a specularly transparent PV window;
- Reducing electrical shorting in specular PV window by increasing the thickness of suitably conducting n layer i p-i-n a-Si structure;
- Method of fabricating and mounting PV shingles both for BIPV and retrofit applications;
- Method of flat roof PV mounting in a non-penetration mode using recycled plastic/paper/wood materials;
- Specularly transparent low-e, vacuum insulated PV window; and
- PV, high intensity white LED street lighting.

(c) Proprietary Technology:

- Parameters for formation of CIGS PV materials;
- Surface treatment of CIGS before the formation of the buffer layer;
- Temperature profile for the optimum crystallization of polycrystalline CIGS films;
- Process to obtain good molybdenum adhesion to the glass;
- Method to obtain good adhesion of the CIGS to the Mo to avoid peeling;
- Method to control the In/Ga stoichometry;

- Method to obtain not cadmium containing buffer layer; and
- Optimum method of rate selenization.

(d) Manufacturing Manuals:

- Manufacturing process manual to manufacture amorphous silicon single junction and tandem modules;
- Quality control manual for the manufacture of amorphous silicon single junction and tandem PV modules;
- Safety manual for the manufacture of amorphous silicon single junction and tandem PV modules;
- Maintenance manual for the manufacture of amorphous silicon single junction and tandem PV modules;
- Manufacturing and process manual for BIPV — building integrated photovoltaic modules; and
- Manufacturing and process manual for the formation of the CIGS semi conductor layer using a combined sputtering, thermal evaporation, vacuum furnace.

Products

Basing upon the owned technologies, know-how and patents (listed in the above section), TSG has become a vertically integrated PV company manufacturing PV modules and system components and also building and installing PV systems. It offers independent distributed power projects ranging from residential and commercial rooftops to large scale PV power projects to BIPV. Besides, it sells turnkey facilities for manufacturing thin-film photovoltaics. It has helped the construction of 11 manufacturing plants worldwide.

TSG continues to research and develop thin-film photovoltaics on glass substrates for both a-Si and CIGS. Currently, TSG is pursuing the commercial manufacturing of CIGS photovoltaics and believes that CIGS, having the lowest manufacturing cost of all photovoltaic materials and higher energy efficiencies than a-Si, will be the primary technology of choice for PV in the decades to come. TSG expects to begin manufacturing CIGS in commercial quantities by 2006.

Sources of Revenues

The revenues of TSG are principally derived from the following sources:

(a) developing a new generation of transparent modules — Building Integrated Photovoltaics (BIPV) which can be used as electrical generating windows;

(b) developing lines of products for applications in the developing world, such as village electrification Solar Home Systems, PV lighting, PV water pumping and PV stand alone power generation;

(c) components sales to OEM/distributors; and

(d) sales of manufacturing facilities.

Risk Factors

This appraisal is based on our analyses of the assumptions and financial projections provided by the Company and the collected market information regarding the thin-film photovoltaic industry. While the assumptions and considerations of such matters and projections of future net cash flows have been carefully scrutinized, they are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Subject Company.

The business of the Subject Company is subject to uncertainty and there is no assurance that the business plan of the Subject Company will materialize. In the course of our appraisal, we have considered the following potential risks and the implications of which have been reflected in our appraisal of the market value of the Subject Company:

- **Rise in interest rates.** As most end customers of PV products use bank loans to pay for their solar system installation, or in the case of the segment of BIPV, rolled into an overall mortgage, a significant rise in interest rates would reduce the competitiveness of solar versus grid prices on the fact that most end customers would receive their electricity from the grid instead. Besides, higher rates could also reduce capital expenditures and, as a result, slow capacity growth and cost reductions.

- **Reaction from traditional grid power suppliers.** Large traditional grid power suppliers will increasingly see revenue and profit displaced by solar power. In return, they may launch anti-solar efforts to alter laws/regulations/public opinion.

- **Changes in relevant governmental regulations and policies.** The pro-solar government policies have been one of the most important driving forces in the rapid development of PV industry in the past decades.

- **Technology development.** Thin-film technologies are still in their youth and offer a host of technical challenges and opportunities. There exists a significant gap between the performance of commercial thin-film products and the highest conversion efficiency demonstrated in the laboratory. A major fraction of the gap is in the material and device quality when thin-film processes are scaled-up. With technological advancement, new PV products and technologies will enter into the market hence constitutes a risk of competition with the business of the Subject Company.

INDUSTRY OVERVIEW

The market for photovoltaic devices has been growing rapidly over the past decades. In the past couples of years alone, the market, in terms of megawatts (MW) production output, has nearly doubled. According to figures produced by PV Energy Inc., in 2001, worldwide production of photovoltaic cells and modules, for both commercial and commercial applications, grew by 36% to a total of 390.54 (MW). World production output, according to the figures from SolarBuzz[1], reached 530 MW, 742 MW and 1,146 MW in 2002, 2003 and 2004 respectively, representing an annual growth rate of 36%, 40% and 54% respectively over the previous year. World production has been steadily increasing in the Far East with Japan leading production with 171 MW (43%) in 2001, the United States with 100 MW closely followed by Europe with 86 MW. According to "Our Solar Power Future: The US Photovoltaic Industry Roadmap for 2030 and Beyond" released by Solar Energy Industries Association (SEIA)[2] in January 2005, world PV shipments grew by 32% in 2003 as compared to that of previous year, and the industry generated $4.7 billion in revenue. Solar electric systems for homes and businesses dominated the market in the United States, Europe and Japan as the volume of sales surpassed 740 MW. According to the figures from SolarBuzz, world solar PV market installation reached 574 MW in 2003, representing growth of 34% over 2002; and 927 MW in 2004, representing growth of 62% over 2003 installations.

The PV market is dominated by silicon-based devices which accounts for 90% of the total production. Crystalline silicon accounts for more than 80% of the silicon-based devices and the remainder is taken up by thin-film-based technologies — dominated by amorphous silicon. Industry experts agree that crystalline silicon will continue its dominance over the short term. Although crystalline PV devices are ideally suited for large scale PV installation on a commercial scale, they are not entirely suitable for consumer applications, where amorphous silicon dominates.

1. SolarBuzz is an international solar energy research and consulting company headquartered in San Francisco, California. The figures were stated in the World Solar Photovoltaic Market Reports, Marketbuzz 2003, Marketbuzz 2004 and Marketbuzz 2005 released by Solarbuzz in March 2003, 2004 and 2005 respectively.

2. SEIA is the national trade association of solar energy manufacturers, dealers, distributors, contractors, installers, architects, consultants, and marketers headquartered in Washington, USA. It is representing over 700 companies in the US solar industry, therefore, it is considered such information and figures released by SEIA reliable.

The SEIA report states that market growth, in part, was driven by innovations in both technology and manufacturing that continue to increase efficiency, boost product lifetime and reliability, and make installation easier. As a result, average costs and prices declined to make solar power more competitive with conventional energy sources. Market data from PV Energy Inc. indicates that the average cost of crystalline silicon PV units is $3.50 — $4.00 per Watt. For amorphous silicon, costs can be as low as $2.00 and as high as $3.00 per Watt. These figures, for silicon based PV cells and modules, set the total market at between $1,193 million and $1,387 million in 2001. Solar electric power has matured into a robust, competitive industry with worldwide markets ready for sustained, rapid growth.

The new millennium has seen PV become cost-effective in a rapidly growing number of areas as research and production advances continue every day. Global PV market growth has averaged a stunning 25%+ annually over the last 10 years, with worldwide growth rates for the last 5 years well over 35%. In other words, the installed powered doubles every 4 years or less. However, this rapid growth is from a very small base; PV still accounts for a small percentage of electricity generation worldwide.

The coming years will continue to see rapid increase in the use of PV for homes and businesses, including the increased usage of new commercial systems of 500,000 watts or more, as well as small, standardized systems for rooftops, and attractive "building-integrated" devices in commercial buildings. The "virtuous cycle" of increasing sales volume and decreased prices will continue to drive itself, and attempt to bring electricity to the developing world will frequently employ solar as the lowest-cost alternative.

Strategies Unlimited[3] forecasts market growth over the next seven years at between 15% and 25% CARG. Production output in 2000, according to Strategies Unlimited, was 235 MW, with thin-film devices representing more than 10% of total PV production. Amorphous silicon accounted for 25 MW in 2000 and 33.68 MW in 2001. Assuming growth of the market at 2% by 2010 thin-film based PV devices would reach 233 MW.

To sum up, technology and manufacturing advances over the past 25 years has led to widespread commercial use of thin-film modules in many consumer applications. Large area power modules are in various stages of their initial production. Thin-film modules are finding increasing acceptances for building integrated photovoltaic (BIPV) applications like roofs, facades, awnings, etc. used in residential and commercial buildings. The cost of modules and market acceptance with new technologies still remains a major challenge to successful penetration into mainstream photovoltaic markets.

3. Strategies Unlimited, joined PennWell Publications in 2001 as a research unit of the Advanced Technology Division, along with KMI Research, provides market research and strategic consulting services for the optical networks, optoelectronics, RF/wireless, and photovoltaics components industries; and has delivered forecasts, analyses and recommendations to suppliers and purchasers since 1979.

DEFINITION AND BASIS OF APPRAISAL

The term "Market Value", as used herein, is defined as intended to mean the estimated amount for which an asset should exchange on the date of appraisal between a willing buyer and willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

INVESTIGATION AND ANALYSIS

The objective of this appraisal is to arrive at an opinion of the market value of the 100 per cent. equity in the Subject Company as at the Date of Appraisal. The scope of our appraisal is focus on the business as a whole and excluded from this appraisal are all real estate property, machinery, equipment, supplies, stocks, spare parts, materials on hand, computer software, inventories, current assets, current liabilities or any intangible assets that may exist.

Our investigation included discussions with members of the management of TSG and the Company in relation to the history, operations, financial projections and other relevant information of the Subject Company. As part of our analysis, we have reviewed the financial information and other pertinent data concerning the Subject Company provided to us by the Company and assumed these data along with the opinions and representations provided to us by the Company are true and correct, and correctly representing the results of the operations and the financial conditions of the Subject Company.

We have also reviewed the financial projections of the Subject Company that was furnished to us by the Company, and assumed that the financial projections provided by the Company was prepared with due care and consideration. We have no reason, nor are we aware of any condition, to cause us to doubt the appropriateness of the bases and assumptions adopted in the financial projections. In formulating our opinion, we have reviewed the following documents:

(a) Forecasted Financial Statements of Terra Solar Global, Inc. for years ending on 31 December 2005, 2006, 2007 and 2008;

(b) Certificate of Incorporation of Terra Solar Global, Inc.;

(c) Certificate of Incorporation of Terra Solar North America, Inc.;

(d) Certificate of Incorporation and Certificate of Incumbency of Eaglefly Technology Limited;

(e) Terra Solar, Inc. Asset List;

(f) Business Plan (November 2004) of Terra Solar; and

(g) Major business contracts.

In addition, we have studied the development, current conditions and prospects of the photovoltaic industry. We have also made relevant inquiries and obtained such further information/statistical figures regarding the photovoltaic industry from external public sources as we consider necessary for the purpose of this appraisal and have considered such information and data as attainable and reasonable.

The appraisal of an interest in the Subject Company requires consideration of all pertinent factors, which affect the operation of the business and its ability to generate future investment returns. The factors considered in this appraisal include, but not limited to, the following:

- The nature and prospect of the Subject Company and its businesses in thin-film photovoltaic industry.
- The financial condition of the Subject Company as outlined in the business plan.
- The economic outlook in general and the specific economic environment and market elements affecting the business, industry and market of thin-film photovoltaic products.
- Licences and agreements outlined in the business plan.
- The projected business development schedule and future economic income stream of the business based on the assumptions made in the business plan.
- The financial and business risk of the Subject Company such as the effective period of the patents and the ability in maintaining competent technical and professional personnel.
- Investment returns and market transactions of entities engaged in similar lines of business.

APPRAISAL METHODOLOGY

The market value of the Subject Company is arrived at by adopting the appraisal approach known as the Discounted Cash Flow Analysis. By virtue of this method, value depends on the present worth of future economic benefits derived from ownership of the shareholders' equity. Indications of value have been developed by discounting projected future net cash flows available for payment of shareholders' loans and interest, and in some cases, repayment of registered capital plus interest, dividends to their present worth at market-derived rates of return which in our opinion is appropriate to reflect the risk and hazard of the business.

When developing the discount rate to apply to the future economic income streams attributable to shareholders, the discount rate is the cost of equity. The cost of equity was developed by using Capital Asset Pricing Model ("CAPM"). CAPM states that an investor requires excess returns to compensate systematic risks and provide no excess return for other risks. Risks that are correlated with the return from the stock market are referred to as systematic; other risks are referred to as non-systematic.

Under CAPM, the appropriate rate of return is the sum of the risk-free return and the equity risk premium required by investors to compensate for the systematic risks assumed. In addition, the rate of return of the Subject Company is affected by other firm specific risk factors that are independent of the general market. The discount rate stated at approximately 37.2% was determined by the risk-free rate (the interest rate of National Bond in the PRC), market return and estimated beta of the Subject Company and firm specific risk factors.

APPRAISAL ASSUMPTIONS

We have adopted certain assumptions in this appraisal and the major ones are as follows:

- All relevant legal approvals and business certificates or licences to operate the business in the localities in which the Subject Company operates or intends to operate would be officially obtained and renewable upon expiry.
- The projections outlined in the financial information provided are reasonable, reflecting market conditions and economic fundamentals.
- The financial projections provided will be materialized.
- There are no major outstanding debts and loans incurred at the Date of Appraisal.
- There will be a sufficient supply of technical staff in the industry in which the Subject Company operates.
- The Subject Company will retain competent management, key personnel and technical staff to support its ongoing operations and developments.
- There will be no major changes in the current taxation laws in the localities in which the Subject Company operates or intends to operate and that the rates of tax payable shall remain unchanged and that all applicable laws and regulations will be complied with.

- There will be no major changes in the political, legal, economic or financial conditions in the localities in which the Subject Company operates or intends to operate, which would adversely affect the revenues attributable to and profitability of the Subject Company.

- Interest rates and exchange rates in the localities in which the Subject Company operates or intends to operate will not differ materially from those presently prevailing.

LIMITING CONDITIONS

This appraisal reflects facts and conditions existing at the Date of Appraisal. Subsequent events have not been considered and we are not required to update our report for such events and conditions.

To the best of our knowledge, all data set forth in this report are reasonable and accurately determined. The data, opinions, or estimates identified as being furnished by others which have been used in formulating this analysis are gathered from reliable sources; yet, no guarantee is made nor liability assumed for their accuracy.

We have relied to a considerable extent on information provided by the Company in arriving at our opinion of value. We are not in the position to verify the accuracy of all information provided to us. However, we have had no reason to doubt the truth and accuracy of the information provided to us and to doubt that any material facts have been omitted from the information provided. No responsibilities for the operation and financial information that have not been provided to us are accepted.

We have not investigated the title to or any legal liabilities against the Subject Company. We have assumed no responsibility for the title to the business entity appraised.

We would particularly point out that our appraisal was based on the information such as company background, business nature, market share, future prospecting and in particular the cash flow projections of the Subject Company as contained in the information as well as the financial projections provided to us.

Our conclusion of the market value is derived from generally accepted appraisal procedures and practices that rely substantially on the use of various assumptions and the consideration of many uncertainties, not all of which can be easily quantified or ascertained.

Save as and except for the purpose stated above, neither the whole nor any part of this report nor any reference thereto may be included in any document, circular or statement without our written approval of the form and context in which it will appear.

In accordance with our standard practice, we must state that this report is for the exclusive use of the party to whom it is addressed and for the specific purpose stated above. No responsibility is accepted to any third party for the whole or any parts of its contents.

REMARKS

Unless otherwise stated, all monetary amounts stated in this appraisal report are in the currency of The United State of America.

We hereby confirm that we have neither present nor prospective interests in the Subject Company and its holding companies, subsidiaries and associated companies, the Company and its subsidiaries, or the value reported herein.

OPINION OF VALUE

Based on the investigation and analysis stated above and on the appraisal method employed, we are of the opinion that the market value of the Subject Company as at 30 November 2005 was reasonably stated by the amount of US$44,000,000 (US DOLLARS FORTY FOUR MILLION ONLY).

Yours faithfully,
For and on behalf of
B.I. APPRAISALS LIMITED
William C. K. Sham
MHKIS, RPS (G.P.), MCIREA
Executive Director

Note: Mr. William C. K. Sham has been conducting asset valuations and consultancy works in the Greater China and the Asia Pacific regions for various purposes for 25 years. He has undertaken various valuation assignments on business enterprises and intangible assets since 1998 and has extensive experience in the valuation of patent and proprietary technology; infrastructure project including power plants, toll roads, port facilities; and business enterprises in various industries such as information technology, health products, pharmaceutical and biotechnology, media, energy, etc.

The following is the text of a report dated 12 December 2005 made by the independent reporting accountants, Ting Ho Kwan & Chan, Certified Public Accountants (Practising), in connection with the profit forecast and for the purpose of incorporation in this circular:

TING HO KWAN & CHAN
CERTIFIED PUBLIC ACCOUNTANTS (PRACTISING)

9th Floor, Tung Ning Building
249-253 Des Voeux Road Central
Hong Kong

香港德輔道中249－253號
東寧大廈9字樓



12 December 2005

The Directors
REXCAPITAL International Holdings Limited
Suite 3402, 34th Floor, COSCO Tower
Grand Millennium Plaza
183 Queen's Road Central
Hong Kong

Dear Sirs,

We have examined the calculations of the business valuation ("the Valuation") dated 12 December 2005 prepared by B.I. Appraisals Limited ("the Valuer") in respect of the valuation of the interest in the registered capital of Terra Solar Global, Inc. as of 30 November 2005 as set out in Appendix I to the circular of REXCAPITAL International Holdings Limited ("the Company") dated 12 December 2005.

The Valuation including the assumptions, for which the Directors of the Company and the Valuer are solely responsible, has been prepared based on discounted cash flows. The discounted cash flows do not involve the adoption of accounting policies. The discounted cash flows depend on future events and on a number of assumptions which cannot be confirmed and verified in the same way as past results and not all of which may remain valid throughout the period. Consequently, we have not received, considered or conducted any work on the appropriateness and the validity of the assumption and express no opinion on the appropriateness and validity of the assumptions on which the discounted cash flows, and thus the Valuation, are based.

We conducted our work in accordance with Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants. We examined the arithmetical accuracy of the Valuation. Our work has been undertaken solely to assist the Directors of the Company in evaluating whether the Valuation, so far as the calculation are concerned, has been properly complied. Our work does not constitute any valuation of the interest in the registered capital of Terra Solar Global, Inc as of 30 November 2005.

Based on the foregoing, in our opinion, the Valuation, so far as the calculation are concerned, has been properly complied in accordance with the bases and assumptions made by the Directors of the Company and the Valuer are set out in the "Appraisal Methodology" and "Appraisal Assumptions" Section of the Valuation.

Our work in connection with the Valuation has been undertaken solely for the purpose of reporting under paragraph 11.17 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and for no other purpose. We accept responsibility solely to the Directors of the Company. We accept no responsibility to any other person in respect of, arising out of or in connection with our work.

Yours faithfully,
Ting Ho Kwan & Chan
Certified Public Accountants (Practising)
Hong Kong

The following is the text of a report dated 12 December 2005 made by the financial adviser of the Company, REXCAPITAL (Hong Kong) Limited, in connection with the profit forecast and for the purpose of incorporation in this circular:



REXCAPITAL (Hong Kong) Limited
34th Floor, COSCO Tower
Grand Millennium Plaza
183 Queen's Road Central
Hong Kong

12 December 2005

To Directors
REXCAPITAL International Holdings Limited
Suite 3402, 34th Floor, COSCO Tower
Grand Millennium Plaza
183 Queen's Road Central
Hong Kong

Dear Sirs,

MAJOR TRANSACTION

We refer to the valuation of Terra Solar Global, Inc. (the "Valuation") prepared by B.I. Appraisals Limited ("B.I. Appraisals") as set out in Appendix I to the circular issued by REXCAPITAL International Holdings Limited dated 12 December 2005 (the "Circular"). Terms used herein shall have the meanings ascribed to them in the Circular unless the context requires otherwise.

We have discussed with you the basis upon which the Valuation has been made. We have also considered the report addressed to you by B.I. Appraisals regarding the basis of valuation and assumptions, and the valuation methodology in preparation of the Valuation. The preparation of the Valuation is the sole responsibility of, and has been approved by, the Directors.

On the basis above, we are of the opinion that the Valuation has been prepared after due and careful consideration by the directors of REXCAPITAL International Holdings Limited.

Yours faithfully,
For and on behalf of
REXCAPITAL (Hong Kong) Limited
Sam Lum
Associate Director

The following is the text of a report dated 12 December 2005 made by the independent reporting accountants, Ting Ho Kwan & Chan, Certified Public Accountants (Practising), for the purpose of incorporation in this circular:

TING HO KWAN & CHAN
CERTIFIED PUBLIC ACCOUNTANTS (PRACTISING)

9th Floor, Tung Ning Building
249-253 Des Voeux Road Central
Hong Kong



12 December 2005

The Directors
REXCAPITAL International Holdings Limited
Suite 3402, 34/F, COSCO Tower
Grand Millennium Plaza
183 Queen's Road Central
Hong Kong

Dear Sirs,

We set out below our report on the financial information (the "Financial Information") relating to Eaglefly Technology Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") for the period from 5 January 2005 (date of incorporation) to 30 June 2005 (the "Relevant Period") for inclusion in the circular dated 12 December 2005 in connection with the proposed acquisition of the entire issued share capital of the Company by REXCAPITAL International Holdings Limited ("REXCAPITAL").

The Company was incorporated in the British Virgin Islands on 5 January 2005 with limited liability. The principal activity of the Company is investment holding. As at the date of this report, the Company has the following subsidiaries, the details of which are set out below:

Name	Place of incorporations/ operations	Issued and fully paid up capital	Attributable equity interest		Principal activities
			Directly	*Indirectly*	
Terra Solar Global, Inc. ("TSG")	United States of America	US$100	51%	—	Investment holding

Name	Place of incorporations/ operations	Issued and fully paid up capital	Attributable equity interest		Principal activities
			Directly	*Indirectly*	
Terra Solar North America, Inc. ("TSNA")	United States of America	200 shares, with no par value	—	51%	Development, manufacturing, marketing and sales of solar cells

TSG and TSNA were incorporated on 10 November 2004 and 23 September 2004 respectively. On 21 April 2005, TSG acquired certain assets and liabilities from TerraSolar, Inc. ("TSI"), the immediate holding company of TSG under an assets transfer agreement including the equity interests in TSNA. On 21 April 2005, TSNA acquired certain assets and liabilities from a company related to TSI under an assets transfer agreement. Before 21 April 2005, TSG and TSNA remained dormant since their dates of incorporation.

As at the date of this report, no audited financial statements have been prepared for the Company because the Company, being incorporated in the British Virgin Islands, is not subject to any statutory audit requirements. We have, however, performed an independent review of the management financial statements of the Company since the date of its incorporation. The financial statements of TSG and TSNA were audited by Nawn and Company CPA's Ltd, a United States CPA firm.

For the purpose of this report, we have examined the management financial statements of the Company for the period from 5 January 2005 to 30 June 2005 and the audited financial statements of TSG and TSNA for the period from their respective dates of incorporation to 30 June 2005 and carried out independent review procedures as we consider necessary in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" issued by the Hong Kong Institute of Certified Public Accountants.

In our opinion, the Financial Information gives, for the purpose of this report, a true and fair view of the profit of the Group for the Relevant Period and of the balance sheet of the Group as at 30 June 2005.

1. BASIS OF PRESENTATION

The Financial Information set out below has been prepared based on the audited financial statements of TSG and TSNA, and the unaudited management financial statements of the Company, and no adjustment is considered necessary. All significant intra-group transactions and balances have been eliminated on consolidation.

2. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in arriving at the Financial Information set out in this report are set out below.

Basis of preparation

The Financial Information of the Group has been prepared in accordance with the Hong Kong Financial Reporting Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants. It has been prepared under the historical cost convention.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the Relevant Period. The results of subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the Group has control. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Subsidiaries

A subsidiary is a company whose financial and operating policies the company controls, directly or indirectly, so as to obtain benefits from its activities. Interests in subsidiaries are stated at cost less any impairment losses.

Acquisition of subsidiaries

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interests. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Goodwill

Goodwill arising on acquisition of subsidiaries represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets.

Goodwill is tested annually for impairment and carried at cost less any accumulated impairment losses. Gains and losses on disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the income statement in the period in which it arises. For the purpose of assessing impairment, assets are grouped at the lowest levels for which these are separately identifiable cash flows (cash-generating units).

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under the operating leases are charged to the income statement on the straight line basis over the lease terms.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably. Interest income is recognised, on a time proportion basis taking into account the principal amounts outstanding and the effective interest rates applicable.

Foreign currencies translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Hong Kong dollars, which is the Group's presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equity investments classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(c) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the Group's presentation currency are translated into the Group's presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates;

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. The cost of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after property, plant and equipment have been put into operation is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, the expenditure is capitalised as an additional cost of the property, plant and equipment.

Property, plant and equipment are depreciated over the following useful lives to write off their costs less any accumulated impairment losses on a straight line basis:

	Depreciation Life
Office equipment	5-7 years
Leasehold improvements	3 years
Research equipment	5-10 years

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated on the first-in-first-out method. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less any provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

Provision is made against accounts receivable to the extent that they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

Related parties

A party is related to an entity if

(a) directly, or indirectly through one or more intermediaries, the party:

  (i) controls, is controlled by, or is under common control with, the entity (this includes parents, subsidiaries and fellow subsidiaries);

  (ii) has significant influence over the entity; or

  (iii) has joint control over the entity;

(b) the party is an associate of the entity;

(c) the party is a joint venture in which the entity is a venturer;

(d) the party is a member of the key management personnel of the entity or its parent (Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of that entity);

(e) the party is a close member of the family of any individual referred to in (a) or (d) (Close members of family are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity);

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with any individual referred to in (d) or (e); or

(g) the party is a post-employment benefit plan for the benefit of employees of the entity, or of any entity that is a related party of the entity.

A related party transaction is a transfer of resources, services, or obligations between related parties, regardless of whether a price is charged.

Financial risk management

(a) Credit risk

Credit risk refers to the risk that debtors will default on their obligations to repay the amounts owing to the Group, resulting in a loss to the Group. The Group adopted procedures in monitoring its credit risk. In the opinion of the Directors, the Group is exposed to minimal credit risk.

(b) Fair value and cash flow interest risk

The fair values of financial assets and financial liabilities reported in the consolidated balance sheet approximate their carrying amounts. In the opinion of the Directors, the Group is exposed to minimal fair value and cash flow interest rate risks.

(c) Foreign currency risk

The Group is exposed to minimal foreign exchange rate risk as all the transactions are denominated in United States Dollar ("USD").

The Group incurs foreign currency risk on transactions that are denominated in a currency other than Hong Kong Dollars ("HKD"). The currency giving rise to this risk is primarily USD. The Group does not hedge trade receivables denominated in USD as the exchange rate between HKD and USD is stable. In the opinion of the Directors, the Group is exposed to minimal foreign currency risk.

(d) Liquidity risk

In the opinion of the Directors, the Group is exposed to minimal liquidity risk as the Group maintains close monitoring on its cash flows.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the profit and loss account or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred tax.

Deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

A deferred tax asset is also recognised for the carry forward of unused tax losses, to the extent that it is probable that future taxable profit will be available against which the carry forward of the unused tax losses can be utilised.

Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably. A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

3. INCOME STATEMENT

The following is a summary of the consolidated income statement of the Group for the Relevant Period:

	Notes	From 5 January 2005 (date of incorporation) to 30 June 2005 HK$
TURNOVER		—
OTHER REVENUE		
— Interest income		682
— Waiver of amount due to an immediate holding company		59,287,492
GENERAL AND ADMINISTRATIVE EXPENSES		(2,828,518)
PROFIT BEFORE TAXATION	*(a)*	56,459,656
TAXATION	*(b)*	—
PROFIT FOR THE RELEVANT PERIOD		56,459,656
Attributable to:		
Equity holders of the parent		57,845,295
Minority interests		(1,385,639)
		56,459,656

(a) Profit before taxation

This is arrived at after charging/(crediting):

	From 5 January 2005 (date of incorporation) to 30 June 2005
	HK$
Auditors' remuneration	124,271
Directors' remuneration	180,637
Depreciation	16,027
Staff costs (including directors' remuneration)	1,651,246
Operating lease payments — land and building	241,467
Interest income	(682)

(b) Taxation

No provision for Hong Kong and overseas profits tax has been made as the Group had no assessable profits arising in Hong Kong or elsewhere during the Relevant Period.

Charge applicable to profit before taxation using the statutory rate to the tax charge at effective tax rate is as follows:

	From 5 January 2005 (date of incorporation) to 30 June 2005
	HK$
Profit before taxation	56,459,656
Tax at the statutory tax rate of 45%	25,406,845
Tax effect of income not subject to taxation	(26,679,371)
Tax effect of temporary differences and tax losses not recognised	1,272,526
Taxation charge for the period	—

Deferred tax assets have not been recognised in respect of the tax losses and deductible temporary differences as it is uncertain that there will be future profits available in these subsidiaries to utilise these items.

4. BALANCE SHEET

The following is a summary of the consolidated balance sheet of the Group as at the end of the Relevant Period:

	Notes	**30 June 2005** *HK$*
NON-CURRENT ASSETS		
Property, plant and equipment	*(a)*	4,881,439
Goodwill	*(b)*	70,488,087
Amount due from an immediate holding company	*(c)*	9,222,500
		84,592,026
CURRENT ASSETS		
Amount due from an immediate holding company	*(c)*	26,350,001
Deposits for purchase of equipment	*(d)*	2,712,500
Inventories	*(e)*	518,584
Accounts receivable	*(f)*	238,320
Amount due from a related company	*(g)*	2,706,230
Cash and bank balances		904,526
		33,430,161
CURRENT LIABILITIES		
Accruals		842,722
Amount due to an immediate holding company	*(h)*	3,487,500
Accounts payable		269,801
		4,600,023
NET CURRENT ASSETS		28,830,138
TOTAL ASSETS LESS CURRENT LIABILITIES		113,422,164

	Notes	30 June 2005 HK$
CAPITAL AND RESERVE		
Share capital	*(i)*	8
Retained profits		57,845,295
Equity attributable to equity holders of the parent		57,845,303
Minority interests		55,576,861
Total equity		113,422,164

(a) Property, plant and equipment

	Office equipment *HK$*	Leasehold improvement *HK$*	Research equipment *HK$*	Equipment not in use* *HK$*	Total *HK$*
COST					
At 30 June 2005	241,568	5,898	232,500	4,417,500	4,897,466
ACCUMULATED DEPRECIATION					
Depreciation for the period	8,122	101	7,804	—	16,027
NET BOOK VALUE					
At 30 June 2005	233,446	5,797	224,696	4,417,500	4,881,439

Property, plant and equipment were acquired as a part of an assets transfer agreement from a company related to TSI on 21 April 2005 and are reported at historic cost value, which approximates the fair value at 21 April 2005. Accumulated depreciation represented depreciation for two months ended 30 June 2005.

* Equipment not in use represents equipment to be utilised for the purposes of producing and researching photovoltaic panels.

(b) Goodwill

The addition of goodwill in the Relevant Period mainly arose from acquisition of new subsidiaries *(see Note 4(j) for details.)*

(c) Amount due from immediate holding company

The amount due from immediate holding company represents the balance of the consideration for subscription of 4,156 shares of TSG issued to Eaglefly which was subsequently settled by immediate holding company for Eaglefly by issuing promissory notes in favour of TSG.

The promissory notes are interest free, unsecured, and are repayable as follows:

(i) USD3,600,000 (approximately of HK$27,900,000) repayable by monthly instalment of USD150,000 up to April 2007.

(ii) USD1,600,000 (approximately of HK$12,400,000) repayable by a lump sum repayment on or before 30 June 2005, upon the commencement of operation of a Copper Indium Gallium Diselenide (CIGS) manufacturing facility developed by the Group. As of November 2005, the Group has not completed the CIGS facility and the promissory note issued by the immediate holding company in conjuction with this has been extended to 31 December 2005.

	30 June 2005
	HK$
Amount due in the first year	26,350,001
Amount due in the second year	9,222,500
	35,572,501

(d) Deposit for purchase of equipment

The deposit represents an advance paid to a manufacturer for purchasing of equipment on a Copper Indium Gallium Diselenide (CIGS) beta production line.

(e) Inventories

	30 June 2005
	HK$
Finished goods	518,584

The inventories were recorded at fair value less costs to sell at 21 April 2005 (the date of transfer under an assets transfer agreement).

(f) **Accounts receivable**

Accounts receivable are stated net of allowance for doubtful accounts.

(g) **Amount due from a related company**

Amount due from a related company is unsecured, interest free and with no fixed repayment term.

(h) **Amount due to immediate holding company**

Amount due to immediate holding company is unsecured, interest free and with no fixed repayment term.

(i) **Share capital**

	30 June 2005
	HK$
Issued and fully paid:	
1 share of US$1 each	8

The Company has authorised share capital of US$50,000 comprising 50,000 ordinary shares of US$1 each. 1 share of US$1 each was issued to the shareholder at par for cash.

(j) Business combination

The scope of consolidation of the Group has included the following newly acquired subsidiaries:

Name of new subsidiary	Date of acquisition	Place of establishment and principal operation	Registered and paid-in capital	Attributable equity interest		Principal activities
				Directly	*Indirectly*	
Terra Solar Global, Inc.	21.04.2005	Unites States of America	US$100	51%	—	Investment holding
Terra Solar North America, Inc.	21.04.2005	United States of America	200 shares, no par value	—	51%	Development, manufacturing, marketing and sales of solar cells

On 21 April 2005 ("the Agreement Date"), TSG entered into an agreement with TSI to acquire 100% shares of TSNA ("TSG Agreement"). On the Agreement Date, the Company subscribed 4,156 share of TSG for a consideration of US$6,600,000 and further acquired 944 shares for US$1,500,000. After the completion of the above equity transfers, the equity interest of TSG held directly by the Company was 51% and TSG became a subsidiary of the Company. Whereas, in connection with the execution of TSG Agreement, TSNA became the indirect wholly owned subsidiary of the Company.

(k) Commitments

The Group has no material commitment existed as at 30 June 2005.

(l) Related party transactions

Other than those disclosed in this Report, the Group entered into the following significant transactions with related parties:

(i) The Group leases certain office space from a relative of an officer of the Group.

(ii) The Group has made a US$350,000 (approximately of HK$2,712,500) deposit with a company, in which an officer of the Group has an ownership interest, for the purchase of certain CIGS manufacturing equipment.

(iii) Inventories of US$259,600 (approximately of HK$2,011,900) which were acquired under assets transfer agreement on 21 April 2005 were transferred back to the company related to TSI at the carrying value.

The terms of transactions for (i) and (ii) are equivalent to those that would prevail in an arm's length transaction.

(m) Contingent liabilities

The Company and the Group did not have any significant contingent liabilities at the balance sheet date.

(n) Subsequent events

The Group has entered into the following transactions subsequent to 30 June 2005:

The Group has entered into a long term lease for an operating facility subsequent to 30 June 2005, the future minimum lease payments related to this lease amounted to US$109,200 (approximately of HK$846,300).

Other than the aforesaid, no other material events have taken place subsequent to 30 June 2005.

(5) CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Issued share capital	Retained profit	Total	Minority interests	Total equity
	HK$	*HK$*	*HK$*	*HK$*	*HK$*
Issue of shares	8	—	8	—	8
Acquisition of subsidiary	—	—	—	56,962,500	56,962,500
Profit for the period	—	57,845,295	57,845,295	(1,385,639)	56,459,656
At 30 June 2005	8	57,845,295	57,845,303	55,576,861	113,422,164

(6) ULTIMATE HOLDING COMPANY

As at 30 June 2005, the directors of the Company consider the ultimate holding company to be Multichannel Investments Limited, a company incorporated in the British Virgin Islands with limited liability.

(7) SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared by the Group in respect of any period subsequent to 30 June 2005.

Yours faithfully,
Ting Ho Kwan & Chan
Certified Public Accountants (Practising)
Hong Kong

1. FINANCIAL SUMMARY

Set out below is a summary of the audited financial information of the Group for the three financial years ended 31 March 2005, 2004 and 2003. The financial information relating to each of the three years ended 31 March 2005, 2004 and 2003 is extracted from the annual reports of the Group for the relevant years. The auditors of the Company have given unqualified opinions on the financial statements for each of the two years ended 31 March 2003 and 2005 and a qualified opinion on the financial statements for the year ended 31 March 2004 which is set out in the paragraph headed "Financial statements of the Group for the year ended 31 March 2004" in this section.

Consolidated Income Statement

	Year ended 31 March		
	2005	**2004**	**2003**
	HK$'000	*HK$'000*	*HK$'000*
Turnover	48,174	61,184	91,636
Other income	1,678	242	6,588
Cost of trading securities sold	(38,602)	(46,615)	(69,307)
Unrealized loss on trading securities carried at fair value	(21,569)	(4,643)	(1,680)
Staff costs	(6,130)	(7,500)	(5,769)
Depreciation	(1)	(7)	(764)
Other operating expenses	(6,963)	(7,397)	(9,235)
Provision for other receivables			
— disposal of subsidiaries	(350,000)	—	—
— others	(1,476)	(232)	—
(Loss)/Profit from operations	(374,889)	(4,968)	11,469
Finance costs	(908)	(2,225)	(5,796)
Non-operating income	1	5,058	275
(Loss)/Profit before taxation	(375,796)	(2,135)	5,948
Taxation	(517)	—	18
(Loss)/Profit after taxation	(376,313)	(2,135)	5,966
Minority interests	—	9	—
(Loss)/Profit attributable to shareholders	(376,313)	(2,126)	5,966
Loss per share			
Basic	(18.05) cents	(0.14) cents	0.60 cents
Diluted	(18.05) cents	(0.14) cents	0.58 cents

Consolidated Balance Sheet

	As at 31 March		
	2005	**2004**	**2003**
	HK$'000	*HK$'000*	*HK$'000*
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	3	4	395,018
Goodwill	47,890	50,602	53,314
Investments in securities	—	—	—
	47,893	50,606	448,332
Current assets			
Trading securities	13,388	39,598	5,320
Trade and other receivables	35,954	390,613	4,160
Tax recoverable	674	674	505
Cash and cash equivalents	7,841	1,217	10,937
	57,857	432,102	20,922
Current liabilities			
Other payables and accrued charges	3,151	7,352	5,213
Amount due to a related party	9,395	—	2,840
Provision for taxation	517	—	—
Other loans	6,752	10,073	18,422
Convertible notes	—	45,000	631
	19,815	62,425	27,106
Net current assets/(liabilities)	38,042	369,677	(6,184)
Non-current liability			
Convertible notes	—	—	69,000
Total assets less current liabilities/net assets	85,935	420,283	373,148
CAPITAL AND RESERVES			
Share capital	27,525	17,094	13,079
Reserves	58,410	403,189	360,069
Shareholders' funds	85,935	420,283	373,148

2. FINANCIAL STATEMENTS OF THE GROUP FOR THE YEAR ENDED 31 MARCH 2004

The auditors of the Company have given a qualified opinion on the financial statements for the year ended 31 March 2004. The qualified opinion of the auditors of the Company on the financial statements for the year ended 31 March 2004 is set out below as extracted from the 2004 annual report of the Company.

Certified Public Accountants
Member of
Grant Thornton International

Grant Thornton
均富會計師行

To the members of
REXCAPITAL International Holdings Limited
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 29 to 87 [of the 2004 annual report of the Company] which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 90 of the Bermuda Companies Act, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants, except that the scope of our work was limited as explained below.

An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's and the group's circumstances, consistently applied and adequately disclosed.

We planned our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. However, the evidence available to us was limited because we have been unable to obtain sufficient information to satisfy ourselves as to the recoverability of a receivable of HK$350,000,000 (the "Receivable") included in trade and other receivables of HK$390,613,000 in the consolidated balance sheet. The Receivable arose from the disposal of the group's interest comprising 875 fully paid ordinary shares in REXCAPITAL Infrastructure Limited, a then subsidiary of the company, during the year. We have been unable to ascertain whether the Receivable is recoverable as there has not been any subsequent settlement and there were no alternative procedures that we could perform to satisfy ourselves as to the recoverability of the Receivable.

Any adjustment to the figure may have a consequential effect on the company's and group's net assets as at 31 March 2004 and the group's loss for the year then ended.

In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Qualified opinion: Disclaimer on view given by financial statements

Because of the significance of the possible effect of the limitation in evidence available to us, we are unable to form an opinion as to whether the financial statements give a true and fair view of the state of affairs of the company and the group as at 31 March 2004 and of the group's loss and cash flows for the year then ended. In all other respects, in our opinion the financial statements have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

In respect alone of the limitation on our work relating to the Receivable as referred to above, we have not obtained all the information and explanations that we considered necessary for the purpose of our audit.

Grant Thornton
Certified Public Accountants

Hong Kong, 29 July 2004

3. AUDITED FINANCIAL STATEMENTS OF THE GROUP FOR THE YEAR ENDED 31 MARCH 2005

Set out below is the audited consolidated financial statements of the Group for the year ended 31 March 2005 as extracted from the Company's 2005 annual report.

Consolidated income statement

For the year ended 31 March 2005

	Notes	2005 HK$'000	2004 HK$'000
Turnover	3	48,174	61,184
Other income	5	1,678	242
Cost of trading securities sold		(38,602)	(46,615)
Unrealized loss on trading securities carried at fair value		(21,569)	(4,643)
Staff costs		(6,130)	(7,500)
Depreciation		(1)	(7)
Other operating expenses		(6,963)	(7,397)
Provision for other receivables			
— disposal of subsidiaries	18	(350,000)	—
— others		(1,476)	(232)
Loss from operations	6	(374,889)	(4,968)
Finance costs	7	(908)	(2,225)
Non-operating income	8	1	5,058
Loss before taxation		(375,796)	(2,135)
Taxation	9	(517)	—
Loss after taxation		(376,313)	(2,135)
Minority interests		—	9
Loss attributable to shareholders	10	(376,313)	(2,126)
Loss per share			
Basic	12(a)	(18.05) cents	(0.14) cents
Diluted	12(b)	(18.05) cents	(0.14) cents

Consolidated balance sheet

As at 31 March 2005

	Notes	2005 HK$'000	2004 HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	14	3	4
Goodwill	15	47,890	50,602
Investments in securities	17(a)	—	—
		47,893	50,606
Current assets			
Trading securities	17(b)	13,388	39,598
Trade and other receivables	18	35,954	390,613
Tax recoverable		674	674
Cash and cash equivalents	19	7,841	1,217
		57,857	432,102
Current liabilities			
Other payables and accrued charges	20	3,151	7,352
Amount due to a related party	21	9,395	—
Provision for taxation		517	—
Other loans	22	6,752	10,073
Convertible notes	23	—	45,000
		19,815	62,425
Net current assets		38,042	369,677
Total assets less current liabilities/net assets		85,935	420,283
CAPITAL AND RESERVES			
Share capital	24	27,525	17,094
Reserves	25(a)	58,410	403,189
Shareholders' funds		85,935	420,283

Balance sheet

As at 31 March 2005

	Notes	2005 HK$'000	2004 HK$'000
ASSETS AND LIABILITIES			
Non-current asset			
Interests in subsidiaries	16	93,639	453,880
Current assets			
Trade and other receivables	18	4,701	—
Cash and cash equivalents	19	7,741	1,141
		12,442	1,141
Current liabilities			
Other payables and accrued charges	20	2,851	3,026
Amount due to a related party	21	9,395	—
Convertible notes	23	—	45,000
		12,246	48,026
Net current assets/(liabilities)		196	(46,885)
Total assets less current liabilities/net assets		93,835	406,995
CAPITAL AND RESERVES			
Share capital	24	27,525	17,094
Reserves	25(b)	66,310	389,901
Shareholders' funds		93,835	406,995

Consolidated statement of changes in equity

For the year ended 31 March 2005

	Notes	2005 HK$'000	2004 HK$'000
Shareholders' equity at 1 April		420,283	373,148
Loss for the year		(376,313)	(2,126)
Movements in share capital:			
Shares issued on placement/subscription	24	3,400	1,800
Shares issued on conversion of convertible notes	24	6,176	1,732
Shares issued upon exercise of share options	24	855	483
Share premium received from issuance of shares, less expenses	25(a)	31,534	45,246
Net increase in shareholders' equity arising from capital transactions with shareholders		41,965	49,261
Shareholders' equity at 31 March		85,935	420,283

Consolidated cash flow statement

For the year ended 31 March 2005

	Notes	2005 HK$'000	2004 HK$'000
Cash flows from operating activities			
Loss before taxation and minority interests		(375,796)	(2,135)
Adjustments for:			
Interest expenses		908	2,225
Other interest income		(1)	(102)
Depreciation		1	7
Amortization of goodwill		2,712	2,712
Provision for other receivables		351,476	232
Gain on disposals of subsidiaries	26	—	(5,045)
Unrealized loss on trading securities carried at fair value		21,569	4,643
Operating profit before working capital changes		869	2,537
Decrease/(Increase) in trading securities		4,641	(38,921)
Decrease/(Increase) in trade and other receivables		3,183	(36,618)
(Decrease)/Increase in other payables and accrued charges		(4,201)	961
Cash generated from/(used in) operations		4,492	(72,041)
Hong Kong Profits Tax paid		—	(169)
Net cash generated from/(used in) operating activities		4,492	(72,210)
Cash flows from investing activities			
Net cash inflow from disposal of subsidiaries	26	—	49,994
Other interest received		1	102
Net cash generated from investing activities		1	50,096

	Notes	2005 HK$'000	2004 HK$'000
Cash flows from financing activities			
Interest paid		(507)	(1,047)
Proceeds from other loans		6,568	9,064
Repayments of bank loans and other loans		(9,955)	(17,413)
Repayment of convertible notes		(10,940)	(631)
Proceeds from issue of shares, net of expense		13,136	17,525
Proceeds from exercise of share options		3,829	7,736
Net cash generated from financing activities		2,131	15,234
Net increase/(decrease) in cash and cash equivalents		6,624	(6,880)
Cash and cash equivalents at 1 April		1,217	8,097
Cash and cash equivalents at 31 March	*19*	7,841	1,217

Notes to the financial statements

For the year ended 31 March 2005

1. GENERAL INFORMATION

REXCAPITAL International Holdings Limited (the "Company") was incorporated in Bermuda and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The principal activity of the Company is investment holding. Its subsidiaries (together with the Company referred to as the "Group") are mainly engaged in provision of investment advisory services, participation in primary and secondary securities market and money lending.

2. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below:

(a) Basis of preparation

The financial statements on pages 29 to 80 are prepared in accordance with and comply with all applicable Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), the disclosure requirements of the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"). The financial statements are prepared under the historical cost convention as modified by the revaluation of trading securities at fair value.

(b) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 March each year. All material intercompany transactions and balances within the Group are eliminated on consolidation.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. The gain or loss on disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortized goodwill or negative goodwill taken to reserves and which was not previously charged or recognized in the consolidated income statement.

(c) Subsidiaries

Subsidiaries are those enterprises controlled by the Company.

Control exists when the Company has the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

In the Company's balance sheet, investments in subsidiaries are stated at cost less impairment losses. The results of the subsidiaries are accounted for by the Company on the basis of dividends received and receivable at the balance sheet date.

(d) Goodwill

Goodwill arising on acquisition represents the excess of the cost of acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired as at the date of acquisition. In respect of subsidiaries, goodwill is amortized to the consolidated income statement on a straight-line basis over its estimated useful life. Goodwill is stated in the consolidated balance sheet at original amount less accumulated amortization and impairment losses.

On disposal of subsidiaries, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which has not been amortized through the consolidated income statement or which has previously been dealt with as a movement in the Group's reserves.

The carrying amount of goodwill is reviewed annually and written down for impairment when it is considered necessary. A previously recognized impairment loss for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that was not expected to recur, and subsequent external events have occurred which have reversed the effect of that event.

(e) **Property, plant and equipment**

(i) *Depreciation*

Depreciation is provided to write off the cost of property, plant and equipment using the straight line method over the following estimated useful life:

Furniture, fixtures and equipment	4 to 5 years or over the remaining terms of the respective leases, whichever is shorter

(ii) *Measurement bases*

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to the working condition and location for its intended use. Subsequent expenditure relating to property, plant and equipment is added to the carrying amount of the assets if it can be demonstrated that such expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets.

When assets are sold or retired, any gain or loss resulting from their disposal, being the difference between the net disposal proceeds and the carrying amount of the assets is included in the consolidated income statement.

(f) **Operating leases**

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Annual rentals applicable to such operating leases are charged to the consolidated income statement on a straight line basis over the lease terms. Lease incentives received are recognized in the consolidated income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

(g) **Investments in securities**

Investments held on a continuing basis for an identified long-term purpose are classified as investment securities. Investment securities are stated in the balance sheet at cost less any provisions for impairment losses. Provisions are made when the fair value of such securities has declined below the carrying amounts, unless there is evidence that the decline is temporary. The amount of the reduction is recognized as an expense in the consolidated income statement.

Provisions against the carrying value of investment securities are written back to income when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

All other securities, whether held for trading or otherwise, are stated in the balance sheet at fair value. Changes in value are recognized in the consolidated income statement as they arise.

Profits or losses on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the consolidated income statement as they arise.

(h) Foreign currencies

Transactions in foreign currencies are translated into Hong Kong dollars at the rates of exchange ruling at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Hong Kong dollars at the rates of exchange ruling at that date. Gains and losses arising on exchange are dealt with in the consolidated income statement.

(i) Cash and cash equivalents

Cash comprises cash on hand and deposits repayable on demand with any bank or other financial institution.

Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

(j) Impairment of assets

The carrying amounts of goodwill, property, plant and equipment and interests in subsidiaries are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognized in the consolidated income statement.

(i) Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii) Reversals of impairment losses

An impairment loss in respect of goodwill is not reversed unless the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(k) **Provisions and contingent liabilities**

Provisions are recognized for liabilities of uncertain timing or amount when the Company or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(l) **Employee benefits**

(i) Employee entitlements

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Non-accumulating compensated absences are not recognized until the time of leave.

(ii) Pension obligations

The Group contributes to a defined contribution retirement scheme which is available to all employees. Contributions to the scheme by the Group and employees are calculated as a percentage of employees' basic salaries. The retirement benefit scheme cost charged to the consolidated income statement represents contributions payable by the Group to the scheme. The assets of the scheme are held separately from those of the Group in an independently administered fund.

(m) **Income tax**

Income tax for the year comprises current and deferred taxes.

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Deferred tax assets and liabilities are not discounted. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized. Deferred tax is charged or credited to the consolidated income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

(n) Recognition of revenue

Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized as follows:

(i) Sales of trading securities

Proceeds from disposal of trading securities are accounted for on a trade date basis.

(ii) Investment advisory fee, referral fee and placement fee

Investment advisory fee income, referral fee income and placement fee income are recognized when the services are rendered, the income can be reliably estimated and it is probable that the revenue will be received.

(iii) Interest income

Interest income is recognized on a time proportion basis on the principal outstanding and at the rates applicable.

(o) Borrowing costs

All borrowing costs are charged to the consolidated income statement in the year in which they are incurred.

(p) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(q) Discontinuing operations

A discontinuing operation is a clearly distinguishable component of the Group's business that is disposed of or abandoned pursuant to a single plan, and which represents a separate major line of business or geographical area of operations.

(r) Segments

A segment is a distinguishable component of the Group that is either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment, inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, corporate and financing expenses.

(s) **Recently issued accounting standards**

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005.

The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 March 2005.

The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

3. TURNOVER

	2005 *HK$'000*	2004 *HK$'000*
Turnover represents:		
Financial advisory services	715	5,840
Telecommunications and technology — related services	—	2
Interest income from money lending business	3,054	208
Proceeds received from sale of trading securities	44,405	55,134
	48,174	61,184

4. SEGMENT REPORTING

In accordance with the Group's internal financial reporting, the Group has determined that business segments are its primary reporting format, with each segment organized and managed separately.

(a) **Business segments**

Continuing operations:

Strategic investments and capital market activities

— Participation in primary and secondary securities market and provision of capital market advisory services

Financing

— Provision of commercial and personal loans

Discontinued operations:

Telecommunications and technology- related services

— Provision of telecommunications and technology-related services

	Continuing				Discontinued					
	Strategic investments and capital *market activities*		*Financing*		Telecommunications and technology- *related services*		*Unallocated*		*Consolidated*	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue from external customers	45,120	60,974	3,054	208	—	2	—	—	48,174	61,184
Segment result	(23,148)	(1,006)	3,066	210	—	(65)	—	—	(20,082)	(861)
Unallocated operating income and expenses									(354,807)	(4,107)
Loss from operations									(374,889)	(4,968)
Finance costs									(908)	(2,225)
Non-operating income							1	5,058	1	5,058
Loss before taxation									(375,796)	(2,135)
Taxation									(517)	—
Loss after taxation									(376,313)	(2,135)
Minority interests									—	9
Loss attributable to shareholders									(376,313)	(2,126)
Depreciation for the year	—	—	—	—	—	5	1	2	1	7
Amortization of goodwill for the year	2,712	2,712	—	—	—	—	—	—	2,712	2,712
Segment assets	66,885	94,038	31,023	37,508	—	—	7,842	351,162	105,750	482,708
Segment liabilities	(6,780)	(14,156)	(532)	(15)	—	—	(12,503)	(48,254)	(19,815)	(62,425)
Provision for other receivables	1,476	232	—	—	—	—	350,000	—	351,476	232
Unrealized loss on trading securities carried at fair value	21,569	4,643	—	—	—	—	—	—	21,569	4,643

The Group did not have any inter-segment sales during either years.

(b) **Geographical segments**

The Group participates in two principal economic environments: Hong Kong and other areas of China.

In presenting information on the basis geographical segments, segment revenue is based on the country where the contract is signed or the order is placed. Segment assets, liabilities and capital expenditure are based on the geographical location of the assets and liabilities.

	Hong Kong		Other areas of China		Consolidated	
	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue from external customers	3,769	6,134	44,405	55,050	48,174	61,184
Segment results	(2,276)	(2,560)	(17,806)	1,699	(20,082)	(861)
Segment assets	104,362	441,905	1,388	40,803	105,750	482,708
Segment liabilities	(17,025)	(48,349)	(2,790)	(14,076)	(19,815)	(62,425)

(c) **Discontinued operation**

On 18 July 2003, the Group entered into an agreement with an independent third party for the disposal of a 12.5% equity interest in REXCAPITAL Infrastructure Limited, an intermediate holding company investing in the fibre-optic network in China, at a cash consideration of HK$50,000,000.

On 29 October 2003, the Group entered into another sale and purchase agreement with another independent third party pursuant to which the Group disposed of its entire remaining interest in REXCAPITAL Infrastructure Limited at a cash consideration of HK$350,000,000. This transaction was completed during the year ended 31 March 2004, which constituted the discontinuance of the Group's telecommunications and technology-related operations.

The telecommunications and technology-related segment is reported in the financial statements for the year ended 31 March 2004 as a discontinued operation. The turnover, results and net assets of that segment as at the dates of disposals were as follows:

	2004
	HK$'000
Turnover	2
Other income	—
Operating expenses	(67)
Loss from operations	(65)
Finance cost	—
Loss before taxation	(65)
Taxation	—
Loss for the year	(65)
Total assets	395,020
Total liabilities	(39)
Net assets	394,981

The net cash flows attributable to the telecommunications and technology-related segment included in the consolidated cash flow statement are as follows:

	2004
	HK$'000
Net cash used in operating activities	(76)
Net cash generated from investing activities	—
Total cash outflows	(76)

5. OTHER INCOME

	2005	2004
	HK$'000	*HK$'000*
Secondment services	1,613	—
Others	65	242
	1,678	242

6. LOSS FROM OPERATIONS

	2005	2004
	HK$'000	*HK$'000*
Loss from operations is arrived at after charging:		
Amortization of goodwill	2,712	2,712
Auditors' remuneration		
— current	390	850
— overprovision in respect of prior year	(108)	—
Operating lease charges in respect of properties	306	990
Staff costs (excluding directors' remuneration and including amount recognized as expenses for defined contribution retirement benefit schemes)	5,327	6,664
Amount recognized as expenses for defined contribution retirement benefit schemes	115	134

7. FINANCE COSTS

	2005	2004
	HK$'000	*HK$'000*
Interest on bank overdrafts, convertible notes and other loans	908	2,225

8. NON-OPERATING INCOME

	2005 *HK$'000*	2004 *HK$'000*
Gain on disposals of subsidiaries	—	5,045
Others	1	13
	1	5,058

9. TAXATION

	2005 *HK$'000*	2004 *HK$'000*
Current tax — Hong Kong Profits Tax for the year	517	—

Hong Kong Profits Tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the year.

For the year ended 31 March 2005 and 2004, no provision for taxation outside Hong Kong has been made as the companies comprising the Group outside Hong Kong either sustained a loss for taxation purpose or had a tax exemption.

Reconciliation between tax expenses and accounting loss at applicable tax rates is as follows:

	2005 *HK$'000*	2004 *HK$'000*
Loss before taxation	(375,796)	(2,135)
Tax effect on loss before taxation calculated at applicable rate	(65,764)	(373)
Tax effect of non-deductible expenses	66,919	1,538
Tax effect of non-taxable revenue	(1,011)	(1,358)
Tax losses utilized	(20)	(13)
Tax effect of current year's tax losses not recognized	393	208
Other temporary differences not recognized	—	(2)
Actual tax expense	517	—

At 31 March 2005, the Group had deferred tax assets of HK$3,684,000 (2004: HK$4,191,000) arising from tax losses. The deferred tax assets are not recognized as it is uncertain whether future taxable profit will be available for utilizing the tax losses. Under the current tax legislation, the tax losses can be carried forward indefinitely.

10. LOSS ATTRIBUTABLE TO SHAREHOLDERS

The consolidated loss attributable to shareholders includes a loss of HK$355,125,000 (2004: loss of HK$3,218,000) which has been dealt with in the financial statements of the Company.

11. DIVIDEND

The directors do not recommend the payment of a dividend for the year ended 31 March 2005 (2004: HK$Nil) and the Company did not pay any interim dividend during the year.

12. LOSS PER SHARE

(a) Basic loss per share

The calculation of the basic loss per share is based on the loss attributable to shareholders of HK$376,313,000 (2004: loss of HK$2,126,000) and the weighted average number of 2,085,408,000 ordinary shares (2004: 1,537,309,000) in issue during the year.

(b) Diluted loss per share

No diluted loss per share has been presented for both years because the exercise of the Company's outstanding share options would reduce net loss per share.

13. DIRECTORS' EMOLUMENTS AND INDIVIDUALS WITH HIGHEST EMOLUMENTS

Details of the remuneration paid by the Group to the directors and the five highest paid individuals (including directors and employees) for the year are as follows:

(a) Directors' emoluments

	2005 *HK$'000*	2004 *HK$'000*
Fees		
Executive directors	—	—
Independent non-executive directors	200	233
	200	233
Other emoluments		
Salaries, allowances and benefits in kind	591	591
Pension scheme contributions	12	12
	603	603
	803	836

The remuneration of the directors is within the following bands:

	Number of directors	
	2005	2004
HK$Nil — HK$1,000,000	9	6

During the year, none of the directors of the Group waived any emoluments, and no emoluments were paid by the Group to the directors as an inducement to join or upon joining the Group or as compensation for loss of office (2004: NIL).

(b) **Five highest paid individuals**

The five highest paid individuals of the Group for the year include one (2004: one) director of the Company, details of those emoluments are set out above. The emoluments of the remaining four (2004: four) individuals were as follows:

	2005 *HK$'000*	2004 *HK$'000*
Salaries, allowances and benefits in kind	1,507	3,981
Pension scheme contributions	39	24
	1,546	4,005

The emoluments of the four (2004: four) individuals with the highest emoluments were within the following bands:

	Number of individuals 2005	 2004
HK$Nil — HK$1,000,000	3	3
HK$1,000,001 — HK$1,500,000	1	1

During the year, no emoluments were paid by the Group to the five highest paid individuals of the Group as an inducement to join or upon joining the Group or as compensation for loss of office (2004: HK$Nil).

14. PROPERTY, PLANT AND EQUIPMENT

The Group

	Furniture, fixtures and equipment *HK$'000*	Total *HK$'000*
Cost		
At 1 April 2004	733	733
At 31 March 2005	733	733
Accumulated depreciation		
At 1 April 2004	729	729
Charge for the year	1	1
At 31 March 2005	730	730
Net book value		
At 31 March 2005	3	3
At 31 March 2004	4	4

15. GOODWILL

	HK$'000
Original amount	
At 1 April 2004 and at 31 March 2005	54,218
Accumulated amortization	
At 1 April 2004	3,616
Amortization charge for the year	2,712
At 31 March 2005	6,328
Net book value	
At 31 March 2005	47,890
At 31 March 2004	50,602

Positive goodwill is recognized as expenses on a straight-line basis over 20 years. The amortization of positive goodwill for the year is included in "Other operating expenses" in the consolidated income statement.

16. INTERESTS IN SUBSIDIARIES

	The Company	
	2005	**2004**
	HK$'000	HK$'000
Unlisted shares, at cost	1	1
Amounts due from subsidiaries	1,032,879	1,039,307
Less: Provision for doubtful debts	(913,182)	(562,213)
	119,697	477,094
Amounts due to subsidiaries	(26,059)	(23,215)
	93,639	453,880

The amounts due from/to subsidiaries are unsecured, interest free and have no fixed terms of repayment.

Particulars of the principal subsidiaries at 31 March 2005 are as follows:

Name	Place of incorporation/ operation	Particulars of issued share capital	Percentage of issued capital held by		Principal activities
			The Group	The Company	
REXCAPITAL (Hong Kong) Limited	Hong Kong	10,000,000 ordinary shares of HK$1 each	100%	—	Provision of investment advisory services
REXCAPITAL Enterprises Limited	Hong Kong	2 ordinary shares of HK$1 each	100%	—	Provision of management services
D & M Finance Limited	Hong Kong	2 ordinary shares of HK$1 each	100%	—	Money lending
Golden Chino Limited	British Virgin Islands	1 ordinary share of US$1	100%	100%	Participation in primary and secondary securities market
REXCAPITAL Group Limited	British Virgin Islands	1 ordinary share of US$1	100%	100%	Investment holding
REXCAPITAL Technology Limited	British Virgin Islands	1 ordinary share of US$1	100%	—	Investment holding
REXCAPITAL Financial Services Limited	British Virgin Islands	1 ordinary share of US$1	100%	—	Investment holding
REXCAPITAL Strategic Investments Limited	British Virgin Islands	1 ordinary share of US$1	100%	—	Investment holding
REXCAPITAL Management Limited	British Virgin Islands	1 ordinary share of US$1	100%	—	Investment holding
Capital View Investments Limited	British Virgin Islands	1 ordinary share of US$1	100%	—	Provision of nominee services
Twin Star Agents Limited	British Virgin Islands	1 ordinary share of US$1	100%	—	Holding nominees shares for the Group in Hong Kong
REXCAPITAL Secretarial Services Limited	Hong Kong	2 ordinary shares of HK$1 each	100%	—	Provision of secretarial services

17. INVESTMENTS IN SECURITIES

(a) Investments in securities

	The Group	
	2005	2004
	HK$'000	*HK$'000*
Unlisted equity securities, at cost	109,200	109,200
Less: Provision for diminution in value	(109,200)	(109,200)
	—	—

(b) Trading securities

	The Group	
	2005	2004
	HK$'000	*HK$'000*
Listed equity securities in Hong Kong, at fair value	13,388	39,598
Market value of listed investments	13,388	39,598

At 31 March 2005, equity securities listed in Hong Kong of HK$11,018,000 (2004: HK$28,989,000) were pledged as security for other loans of HK$2,787,000 (2004: HK$10,073,000) (note 22).

18. TRADE AND OTHER RECEIVABLES

	The Group		The Company	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade receivables	31,187	39,297	—	—
Deposits, prepayments and other receivables	4,767	351,316	4,701	—
	35,954	390,613	4,701	—

Included in the trade and other receivables are trade receivables amounted to HK$31,187,000 (2004: HK$39,297,000), net of specific allowance for bad and doubtful debts, with the following ageing:

	The Group	
	2005	2004
	HK$'000	*HK$'000*
Within three months	1,005	37,829
More than three months but less than six months	444	1,468
More than six months but less than one year	29,738	—
More than one year	—	—
	31,187	39,297

Included in trade receivables are loan receivables amounted to HK$31,020,000 (2004: HK$37,300,000) arising from the money lending business. The loan receivables are unsecured and bear interest at prime rate plus 5% per annum. The credit terms granted to the customers by the Group range from six months to twelve months.

Included in trade and other receivables is a receivable of HK$350,000,000 representing the unsettled cash consideration from the disposal of the Group's interest comprising 875 fully paid ordinary shares in REXCAPITAL Infrastructure Limited. Pursuant to the sale and purchase agreement dated 29 October 2003, the consideration for the disposal of the Group's interest in REXCAPITAL Infrastructure Limited, amounted to HK$350,000,000. As at 31 March 2005, none of the cash consideration of HK$350,000,000 was settled and there has not been any subsequent settlement up to the date of approval of the financial statements. A full provision has been made in the financial statements in respect of the receivable.

19. CASH AND CASH EQUIVALENTS

Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amount:

	The Group		The Company	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Cash at banks and in hand	7,841	1,217	7,741	1,141

20. OTHER PAYABLES AND ACCRUED CHARGES

	The Group		The Company	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Other payables and accrued charges	3,151	7,352	2,851	3,026

All of the other payables and accrued charges are expected to be settled within one year.

21. AMOUNT DUE TO A RELATED PARTY

The amount due to a related party is unsecured, interest free and has no fixed terms of repayment.

22. OTHER LOANS

Other loans are repayable within 1 year or on demand as follows:

	The Group		The Company	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Secured *(note 17(b))*	2,787	10,073	—	—
Unsecured	3,965	—	—	—
	6,752	10,073	—	—

At 31 March 2005, a loan of HK$638,000 (2004: HK$8,010,000) was interest bearing at prime rate per annum and had no fixed terms of repayment. The remaining balance of other loans of HK$2,149,000 (2004: HK$2,063,000) were interest bearing at prime rate plus 3% to 8% per annum and had no fixed terms of repayment.

At 31 March 2005, a loan of HK$3,965,000 (2004: HK$Nil) from a related party was interest bearing at 3% per annum over the prevailing prime lending rate offered by the Hong Kong and Shanghai Banking Corporation Limited and had no fixed terms of repayment.

23. CONVERTIBLE NOTES

	The Group and the Company	
	2005	2004
	HK$'000	*HK$'000*
Current		
2% convertible notes	—	45,000

(a) 2% convertible notes

On 13 December 2002, the Company issued the 2% convertible notes (the "2% Notes") of HK$80,000,000 to a related party. The 2% Notes bear interest at a fixed rate of 2% per annum payable semi-annually in arrears on 30 June and 31 December and were due on 12 December 2004. Each of the 2% Notes carry the right to convert, on any business day prior to 5 business days before 12 December 2004, the whole or part of the principal amounts of the 2% Notes into ordinary shares of the Company at the lower of the fixed conversion price, subject to adjustment in certain events, of HK$0.36 per share (the "2% Conversion Price"), and the floating conversion price (being 92% of the arithmetic average of the 4 lowest closing prices per share during the 20 consecutive trading days immediately prior to the relevant exercise date), provided that such price shall exceed the nominal value of the ordinary share, otherwise the conversion price shall be the nominal value of the ordinary shares.

On 24 November 2004, the 2% Notes of HK$7,000,000 were converted into 179,487,179 ordinary shares of the Company of HK$0.01 each at a conversion price of HK$0.039 per share.

On 25 November 2004, the related party transferred part of the outstanding 2% Notes in the aggregate amount of HK$8,000,000 to two transferees.

On 29 November 2004, the 2% Notes of HK$8,000,000 were converted into 200,000,000 ordinary shares of the Company of HK$0.01 each at a conversion price of HK$0.040 per share.

On 30 November 2004, the related party transferred part of the outstanding 2% Notes in the aggregate amount of HK$10,000,000 to two transferees.

On 1 December 2004, the 2% Notes of HK$10,000,000 were converted into 238,095,238 ordinary shares of the Company of HK$0.01 each at a conversion price of HK$0.042 per share.

On 13 December 2004, the maturity date, the outstanding 2% Notes of HK$20,000,000 were payable in full as none of them were converted into ordinary shares of the Company. HK$10,940,000 were repaid during the year.

Up to 31 March 2005, the conversion rights of the 2% Notes in the aggregate amount of HK$60,000,000 were exercised as follows:

	Value of the 2% Notes converted *HK$'000*	Number of ordinary shares *('000)*	Range of conversion price *HK$*
During the year ended 31 March 2003	18,000	112,500	0.16
During the year ended 31 March 2004	17,000	121,894	0.139 — 0.141
During the year ended 31 March 2005	25,000	617,582	0.039 — 0.042
	60,000	851,976	

(b) **5% convertible notes**

On 26 June 2001, the Company issued the 5% convertible notes (the "5% Notes") of HK$100,000,000 to an independent third party. The 5% Notes bear interest at a fixed rate of 5% per annum payable semi-annually in arrears on 30 June and 31 December and were due on 25 June 2004.

Up to 31 March 2004, the conversion rights of the 5% Notes in the aggregate amount of HK$100,000,000 were exercised as follows:

	Value of the 5% Notes converted *HK$'000*	Number of ordinary shares *('000)*	Range of conversion price *HK$*
During the two year period ended 31 March 2003	93,000	2,425,735	0.015 — 0.16
During the year ended 31 March 2004	7,000	51,282	0.132 — 0.143
	100,000	2,477,017	

24. SHARE CAPITAL

	2005		2004	
	Number of shares *('000)*	*HK$'000*	Number of shares *('000)*	*HK$'000*
Authorized:				
Ordinary shares of HK$0.01 each	100,000,000	1,000,000	100,000,000	1,000,000
Issued and fully paid:				
At 1 April	1,709,400	17,094	1,307,873	13,079
Shares issued on placement *(note a)*	340,000	3,400	180,000	1,800
Issue of shares on conversion of 5% Notes *(note 23(b))*	—	—	51,282	513
Issue of shares on conversion of 2% Notes *(note 23(a))*	617,582	6,176	121,894	1,219
Exercise of share options *(note b)*	85,470	855	48,351	483
At 31 March	2,752,452	27,525	1,709,400	17,094

(a) Shares issue on placement

Pursuant to a share placement announced on 8 November 2004, the Company issued 340,000,000 ordinary shares with a nominal value of HK$0.01 each by way of placing at HK$0.04 per share for a total cash consideration of HK$13,600,000. Share issue expenses of approximately HK$464,000 was debited to the share premium account (note 25). The net proceeds were used as general working capital of the Group. Such issued shares rank pari passu in all respects with the then existing issued shares of the Company.

(b) Share options

On 29 July 2002, the Company adopted a share option scheme (the "2002 Scheme"). Under the 2002 Scheme, the directors are authorized, at their discretion, to offer eligible participants, being employees (whether full time or part time), business consultants, agents, financial or legal advisors whom the directors consider, in sole discretion, have contributed to the Group, options to subscribe for new shares. The directors are authorized to determine the subscription price for an ordinary share granted to eligible participants. Such price will not be less than the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotations on the date of offer, which must be a business day; (b) the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations for the five business days immediately preceding the date of offer; and (c) the nominal value of an ordinary share.

There is no general requirement that an option must be held for any minimum period before it can be exercised but the directors are empowered to impose at their discretion any requirements at the time of granting any particular option. Upon acceptance of the option, the grantee is required to pay a consideration of HK$1.00 for each lot of share options granted on or before the 30 days after the option is offered.

The period within which the shares must be taken up under an option will be determined by the directors at their discretion but will not be later than 10 years after the date of adoption of the 2002 Scheme.

The limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2002 Scheme, and any other schemes, if any, must not exceed 30% of the number of shares of the Company in issue from time to time.

The total number of shares issued and which may fall to be issued upon exercise of the options granted under the 2002 Scheme and any other share option schemes of the Company (including exercised and outstanding options) to each eligible participants in any 12-month period up to the date of grant shall not exceed 1% of the shares in issue as at the date of grant.

Share option of 85,469,970 and 85,400,000 underlying shares were granted by the Company respectively on 15 September 2004 and 25 November 2004 under the 2002 Scheme.

Certain share options were exercised at HK$0.0448 per share on 4 October 2004 which resulted in the issue of 85,469,970 ordinary shares of the Company and an increase in the issued share capital of HK$855,000 and a share premium account of HK$2,974,000, as detailed in note 25 financial statements.

The following table sets out information relating to the Share Option Scheme:

At 1 April 2004	Granted during the year	Exercised during the year	Lapsed during the year	At 31 March 2005	Date of grant of share options	Exercise period of share options	Exercise price of share options HK$	At grant date of options (note) HK$	At exercise date of options (note) HK$
32,234,012	—	—	(16,117,006)	16,117,006	22/12/2003	2/1/2004 — 1/1/2014	0.1600	0.16	N/A
—	85,469,970	(85,469,970)	—	—	15/9/2004	27/9/2004 — 26/9/2014	0.0448	0.04	0.045
—	85,400,000	—	—	85,400,000	25/11/2004	20/12/2004 — 19/12/2014	0.088	0.09	N/A

Note:

The price of the Company's shares disclosed as at the date of the grant of the share options is the Stock Exchange closing price on the trading day immediately prior to the date of the grant of the options. The price of the Company's shares disclosed as at the date of the exercise of the share options is the weighted average of the Stock Exchange closing prices over all the exercises of options within the disclosure line.

25. RESERVES

(a) The Group

	Share premium	Contributed surplus	Accumulated losses	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At 31 March 2003	386,879	596,248	(623,058)	360,069
Share issued on placement	16,200	—	—	16,200
Expenses for placement of shares	(475)	—	—	(475)
Issue of shares on conversion of 5% Notes	6,487	—	—	6,487
Issue of shares on conversion of 2% Notes	15,781	—	—	15,781
Exercise of share options	7,253	—	—	7,253
Loss for the year	—	—	(2,126)	(2,126)
At 31 March 2004	432,125	596,248	(625,184)	403,189
Share issued on placement *(note 24(a))*	10,200	—	—	10,200
Expenses for placement of shares *(note 24(a))*	(464)	—	—	(464)
Issue of shares on conversion of 2% Notes *(note 23(a))*	18,824	—	—	18,824
Exercise of share options *(note 24(b))*	2,974	—	—	2,974
Loss for the year	—	—	(376,313)	(376,313)
At 31 March 2005	463,659	596,248	(1,001,497)	58,410

(b) **The Company**

	Share premium HK$'000	Contributed surplus HK$'000	Accumulated losses HK$'000	Total HK$'000
At 31 March 2003	386,879	611,786	(650,792)	347,873
Share issued on placement	16,200	—	—	16,200
Expenses for placement of shares	(475)	—	—	(475)
Issue of shares on conversion of 5% Notes	6,487	—	—	6,487
Issue of shares on conversion of 2% Notes	15,781	—	—	15,781
Exercise of share options	7,253	—	—	7,253
Loss for the year	—	—	(3,218)	(3,218)
At 31 March 2004	432,125	611,786	(654,010)	389,901
Share issued on placement *(note 24(a))*	10,200	—	—	10,200
Expenses for placement of shares *(note 24(a))*	(464)	—	—	(464)
Issue of shares on conversion of 2% Notes *(note 23(a))*	18,824	—	—	18,824
Exercise of share options *(note 24(b))*	2,974	—	—	2,974
Loss for the year	—	—	(355,125)	(355,125)
At 31 March 2005	463,659	611,786	(1,009,135)	66,310

(c) Under the Companies Act of Bermuda, the contributed surplus account of the Company is available for distribution. However, the Company cannot declare or pay a dividend, or make a distribution out of the contributed surplus, if:

(i) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or

(ii) the realizable value of the Company's assets would thereby be less than the aggregate of its liabilities, issued share capital and share premium account.

In the opinion of the directors, as at 31 March 2005, the Company had no reserves available for distribution to its shareholders (2004: HK$Nil).

26. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

Disposal of subsidiaries

The disposal of subsidiaries in the year ended 31 March 2004 is as follows:

	2004 *HK$'000*
Net assets/(liabilities) disposed of:	
Property, plant and equipment	395,007
Trade and other receivables	3
Cash and cash equivalents	6
Trade and other payables	(61)
	394,955
Gain on disposals of subsidiaries	5,045
	400,000
Satisfied by:	
Cash consideration received	50,000
Cash consideration receivable included in deposits, prepayments and other receivables *(note 18)*	350,000
	400,000

The analysis of the net cash inflow/(outflow) in respect of the disposals of subsidiaries is as follows:

	2004 *HK$'000*
Cash consideration received	50,000
Cash and cash equivalents of subsidiaries disposed of	(6)
	49,994

27. OPERATING LEASES COMMITMENTS

At 31 March 2005, the total future minimum lease payments in respect of office premises under non-cancellable operating leases were payable by the Group as follows:

	The Group	
	2005 *HK$'000*	2004 *HK$'000*
Within one year	—	285

28. OUTSTANDING LITIGATION

Significant litigation as at 31 March 2005 and up to the date of these financial statements is summarized as follows:

On 21 September 1999, a former director of the Company, Mr Wong Chong Shan, commenced proceedings in the High Court against the Company claiming a sum of HK$5,000,000. Mr Wong Chong Shan alleged that he paid the said sum on the Company's behalf in August 1997 to a third party as deposit and that the Company failed to make repayment to him. The directors have considered the matter and are of the opinion that since no positive steps have been taken by Mr Wong Chong Shan to proceed with the action since June 2000, it is not necessary at this stage to make a provision in the financial statements for these proceedings.

29. MATERIAL RELATED PARTY TRANSACTIONS

Particulars of material related party transactions are as follows:

	Notes	2005 HK$'000	2004 HK$'000
Interest expense			
— other loan, unsecured	29(a)	99	98
— other loan, secured	29(b)	—	423
— convertible notes	29(c)	518	1,028
		617	1,549
Operating lease charges in respect of properties	29(d)	291	979
Commission	29(e)	13	97
Financial advisory services income	29(f)	—	980
Secondment services	29(g)	1,613	—

Particulars of material balances with related parties are as follows:

	Notes	2005 HK$'000	2004 HK$'000
Unsecured and interest bearing loans from a related company	29(a)	3,965	—
Convertible notes	29(c)	—	45,000
Convertible notes interest payable	29(c)	335	1,417
Trade receivable	29(b)	—	1,205
Amount due to a related party	29(c)	9,060	—

Notes:

(a) As at 31 March 2005, short term loan of HK$3,965,000 (2004: HK$Nil) were advanced to the Group by a related party (the "Lender").

Interest expense payable to the Lender for the year ended 31 March 2005 amounted to HK$99,000 (2004: HK$98,000).

(b) During 2004, a short-term loan was advanced to the Group by a related company. The loan due to that related company was interest bearing at prime rate plus 3% per annum. As at 31 March 2004, the loan was fully repaid.

No interest was payable to that related company for the year ended 31 March 2005 (2004: HK$423,000).

As at 31 March 2005, no trading receivable arising from the trading of securities with that related company (2004: HK$1,205,000).

(c) Convertible notes of HK$25,000,000 were converted into ordinary shares of the Company during the year. On 13 December 2004, the maturity date, the 2% Notes of HK$20,000,000 became payable in full as none of them were converted into ordinary shares of the Company and were then transferred to other loans. HK$10,940,000 was repaid during the year and HK$9,060,000 was included in amount due to a related party as at 31 March 2005. As at 31 March 2004, there were 2% Notes of HK$45,000,000 remained outstanding.

At balance sheet date, convertible notes interest payable to a related company amounted to HK$335,000 (2004: HK$1,417,000).

Interest expense payable to a related company for the year ended 31 March 2005 amounted to HK$518,000 (2004: HK$1,028,000).

(d) During the year, operating lease charges of HK$291,000 (2004: HK$979,000) were paid to a related company for the use of office premises.

(e) During the year, trading securities were bought and sold through broker firms (the "Broker Firms"). The sales and purchases of trading securities excluding any commission expenses through the Broker Firms for the year ended 31 March 2005 amounted to HK$4,117,000 (2004: HK$23,757,000) and HK$1,125,000 (2004: HK$8,402,000) respectively.

Commission expense incurred in respect of the sales and purchases of trading securities amounted to HK$13,000 for the year ended 31 March 2005 (2004: HK$97,000).

(f) During the year, no financial advisory services income (2004: HK$980,000) were derived from the provision of investment advisory services to related companies.

(g) During the year, secondment services income of HK$1,613,000 (2004: HK$Nil) were derived from the secondment of staff to related companies.

Mr Chan How Chung, Victor, a director and a major shareholder of the Company, is a beneficial shareholder of the related companies in notes 29(a) to 29(g). He is also a director of the related companies in notes 29(a), 29(c), 29(d), 29(f), 29(g) and one of the related companies in note 29(e). Miss Lee Huei Lin, a director of the Company, is a director of the related companies in notes 29(a) to 29(g). Miss Lee is also a beneficial shareholder of the related companies in notes 29(a), 29(c) and one of the related companies in notes 29(e) and 29(f) respectively.

30. RETIREMENT BENEFIT SCHEMES

The Group's Mandatory Provident Fund Schemes (the "MPF Schemes") contributions are at 5% of the employees' relevant income as defined in the Hong Kong Mandatory Provident Fund Scheme Ordinance up to a maximum of HK$1,000 per employee per month.

The Group has no obligations for payments of employee retirement benefits beyond the contributions described above.

31. POST BALANCE SHEET EVENTS

(a) On 12 January 2004, REXCAPITAL Group Limited, a direct wholly-owned subsidiary of the Company, entered into a conditional sale and purchase agreement with REXCAPITAL Financial Holdings Limited to purchase the entire issued share capital of REXCAPITAL Financial Group Limited ("RFG") at an aggregate cash consideration of HK$229,000,000, subject to adjustment with reference to the unaudited consolidated net asset value of RFG and its subsidiaries as at the determination date in accordance with the terms of the sale and purchase agreement. On 6 May 2005, REXCAPITAL Group Limited issued a letter to REXCAPITAL Financial Holdings Limited exercising its right under the conditional sale and purchase agreement to terminate the agreement with immediate effect.

(b) On 6 June 2005, an ordinary resolution was passed at a special general meeting approving a private placing of up to 550,000,000 warrants at an issue price of HK$0.046 per warrant. The placing of warrants has been completed on 29 June 2005. The net proceeds was approximately HK$23,600,000.

(c) On 9 July 2005, the Company entered into a conditional sales and purchase agreement with Multichannel Investments Limited, a company incorporated in the British Virgin Islands, to acquire the entire issued share capital of Eaglefly Technology Limited, a company incorporated in British Virgin Islands. Eaglefly is an investment holding company holding 51% interest in Terra Solar Group. The Terra Solar Group is principally carrying on business in thin-film photovoltaic industry. The aggregate consideration is HK$123,373,750 which is to be satisfied partly by cash as to HK$24,373,750 and the balance of HK$99,000,000 by the issue of shares at HK$0.165 per share.

32. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

4. FINANCIAL AND TRADING PROSPECTS OF THE GROUP

Turnover for the strategic investments and capital market activities for the year ended 31 March 2005 and 2004 were approximately HK$45,120,000 and HK$60,974,000 respectively. Revenue from this segment includes advisory fees from corporate finance advisory services, proceeds from the trading of listed securities. Revenue also includes capital gain on the long term investments when they are eventually disposed of and any dividend received during the period of holding. For the first half of the financial year, the unfavorable investment environment in major overseas stock markets, including renewed fears over terrorist attacks, heightened tension in the Middle East and rising concern over interest-rate hikes and high oil prices, adversely affected the performance of the Group's securities investments. Conversely, improving economic conditions strengthened market confidence in the second half. In Hong Kong, there was good macroeconomic news with deflation officially declared to have ended in October 2004 and the unemployment rate dropping to 6.4% for the year ended 31 March 2005. The continued recovery of Hong Kong's property market and strong land sales further boosted market sentiment. As such, during the year ended 31 March 2005, except for an unrealized loss on securities amounting to HK$22 million, the realized gain on securities trading recorded a profit of HK$3 million.

Turnover for the financing business, which includes the provision of commercial and personal loans, for the year ended 31 March 2005 and 2004 were approximately HK$3,054,000 and HK$208,000. Although the Group has commenced to engage in the provision of financing services in early 2004, the Group continued to record positive results in this segment. Demand for finance is growing in tandem with the general expansion of corporate and investment activity and we believe that the Group will benefit from these opportunities. We will continue to adopt a prudent and conservative financing policy while maintaining strict control of risk to protect the interests of our shareholders.

In order to broaden the Group's earnings base, we have been actively identifying suitable opportunities for our key business strategy of diversification. In this connection, our challenge has been to invest at the right place and at the right time in the growing markets. To do this, we have pursued a business strategy of diversification of investments. After extensive research and consideration, we are certain that the solar-energy-related business will become a new engine to increase our Group's earnings. In July 2005, the Group entered into a sale and purchase agreement with a company wholly-owned by Dr. Zoltan Kiss, a world renowned solar power expert, to acquire the entire issued capital of Eaglefly Technology Limited ("Eaglefly") for a total consideration of approximately HK$123 million. On completing this acquisition, the Group, through Eaglefly, will hold a 51% equity interest in Terra Solar Global Inc. and its subsidiaries (the "Terra Solar Group").

The Terra Solar Group and its management team are recognized experts in solar power development. They were instrumental to the development of the technology and manufacturing facilities that are currently used in a majority of the world's a-Si thin-film production. The Group regards the Terra Solar Group as a viable investment target. Given the rising oil prices during the past six months, as well as the rapid and long-term increase in worldwide demand for energy — particularly when fossil-fuel resources appear to be in a continuing decline — the strong market growth and interest in solar-power projects is expected to be sustained. The Group considers the Terra Solar Group as an unique investment opportunity to tap into the fast growing and highly rewarding environmentally friendly energy business with leading market position and unparalleled technology.

In the year ahead, besides focusing our efforts in the newly acquired solar-energy-related business, we continue to expand our core business segments by diversification of investments into different business. As a result, in August 2005, the board announced to subscribe for 10% interest in Culture.com Technology Limited ("CTL") which is principally engaged in research and development of Chinese information infrastructure, including amongst other things, Chinese Character Generating Engine ("CCGE"); V-Dragon series of CPU and solutions for related computer applications. The consideration for subscribing for 10% interest in CTL shall be the lower of HK$73,500,000 or 10% of the fair value of CTL stated in the valuation report to be issued by an independent professional consultant appointed by the Company.

There will be no variation in the aggregate of the remuneration payable to and benefits in kind receivable by the directors of CTL in consequence of the subscription of the 10% interest in CTL by the Company.

The research and development team of CTL is led by Mr. Chu Bong Foo, the vice-chairman of Culturecom Holdings Limited, a listed company in Hong Kong and inventor of Changjie Index System.

CCGE, is a Chinese font generation code capable of automatically generating Chinese characters instead of retrieving Chinese characters from an outside Chinese characters databank, revolutionizing cumbersome traditional Chinese print-edit method.

V-Dragon series of CPU comprise "V-Dragon 1610 CPU" and "V-Dragon 3210 CPU". CTL has integrated the CPU core technology with CCGE to develop the "V-Dragon 1610 CPU", and subsequently cooperated with IBM to launch the "V-Dragon 3210 CPU" in 2003. The V-Dragon series of CPU can be widely used in all kinds of Chinese embedded devices such as e-textbook, Tax/POS terminal and Chinese network computer.

The Group believes the above investments will strengthen the Group's earning potential and recurrent income base and have a positive impact on the Group's long term profitability.

In June 2005, the Company issued up to a maximum of 550,000,000 listed warrants by way of private placing at the issue price of HK$0.046, each conferring the right to subscribe for one new share at the initial exercise price of HK$0.116 up to an aggregate amount of HK$63,800,000 at any time during the period from 4 July 2005 to 3 July 2007 raising net proceeds of approximately HK$23,600,000. The Directors are of the view that the placing of warrant is a good opportunity to strengthen the Group's financial position and enhance its ability to develop and capture business opportunities.

PRO FORMA FINANCIAL STATEMENTS

(A) Introduction to the Unaudited Pro Forma Combined Balance Sheet of the Enlarged Group

The information set out in this appendix does not form part of the Accountants' Report prepared by Ting Ho Kwan & Chan, Certified Public Accountants (Practising), Hong Kong, the reporting accountants of the Eaglefly Group as set out in Appendix II to this circular.

The unaudited pro forma financial information of the Enlarged group set out below should be read in conjunction with the sections headed "Financial Information of the Eaglefly Group" and "Financial Information of the Company and its Subsidiaries" as set out in Appendices II and III respectively to this circular.

The following unaudited pro forma combined balance sheet of the Group and Eaglefly Group (collectively known as the "Enlarged Group") as at 31 March 2005 (the "Pro Forma Combined Balance Sheet") is prepared based on the audited consolidated balance sheet of the Group as at 31 March 2005, extracted from the annual report for the year ended 31 March 2005, and the consolidated balance sheet of Eaglefly as at 30 June 2005, as shown in the Accountants' Report on Eaglefly Group as set out in Appendix II to this circular, and adjusted as described below.

The Hong Kong Institute of Certified Public Accountants has issued a number of new / revised Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations (collectively the "new HKFRS") which are effective for accounting periods beginning on or after 1 January, 2005. The Group has not early adopted the new HKFRS in preparing the audited consolidated balance sheet as at 31 March 2005 ("Old Accounting Policy"). However, the consolidated balance sheet of Eaglefly Group (the "Financial Information of the Eaglefly Group") as set out in Appendix II to this circular has been prepared in accordance with the new HKFRS.

For the purpose of preparing the unaudited pro forma consolidated balance sheet as at 31 March 2005, the Financial Information of the Eaglefly Group have been restated where appropriate using the accounting policies adopted by the Group for the year ended 31 March 2005. The restatement adjustment is summarized in note 1 below.

The Pro Forma Combined Balance Sheet has been prepared to illustrate the effect of the Acquisition as if the Acquisition had taken place on 31 March 2005. This Pro Forma Combined Balance Sheet has been prepared for illustrative purposes only and because of its nature, it may not give a true picture of the assets and liabilities of the Group or the Enlarged Group on the completion of the Acquisition.

(B) Unaudited Pro Forma Combined Balance Sheet of the Enlarged Group

	Audited REXCAPITAL Group as at 31 March 2005 *HK$'000*	Audited Eaglefly Group as at 30 June 2005 *HK$'000*	Adjustment on adoption of Old Accounting Policy *HK$'000* *Note (1)*	Eaglefly Group after adjustment *HK$000*	Pro forma Combined *HK$'000*	Pro forma adjustments *HK$'000* *Note (2)*	Pro forma adjustments *HK$'000* *Note (3)*	Pro forma adjustments *HK$'000* *Note (4)*	Unaudited pro forma Enlarged Group *HK$'000*
ASSETS AND LIABILITIES									
Non-current assets									
Property, plant and equipment	3	4,881		4,881	4,884				4,884
Goodwill	47,890	70,488	(686)	69,802	117,692	66,214			183,906
Amount due from an immediate holding company	—	9,223		9,223	9,223			(9,223)	—
Amount due from a related company	—	—		—	—			9,223	9,223
	47,893	84,592		83,906	131,799				198,013
Current assets									
Trading securities	13,388	—		—	13,388				13,388
Trade receivables	31,187	238		238	31,425				31,425
Inventories	—	519		519	519				519
Deposit, prepayments and other receivables	4,767	2,713		2,713	7,480				7,480
Amount due from an immediate holding company	—	26,350		26,350	26,350			(26,350)	—
Amount due from related companies	—	2,706		2,706	2,706			26,350	29,056
Tax recoverable	674	—		—	674				674
Cash and cash equivalents	7,841	905		905	8,746				8,746
	57,857	33,431		33,431	91,288				91,288
Current liabilities									
Trade payables	—	270		270	270				270
Other payables and accrued charges	3,151	843		843	3,994				3,994
Amount due to an immediate holding company	—	3,488		3,488	3,488		24,374	(27,862)	—
Amount due to a related party	9,395	—		—	9,395				9,395
Amount due to a related company	—	—		—	—			27,862	27,862
Provision for taxation	517	—		—	517				517
Other loans	6,752	—		—	6,752				6,752
	19,815	4,601		4,601	24,416				48,790
Net current assets	38,042	28,830		28,830	66,872				42,498
Total assets less current liabilities/Net assets	85,935	113,422		112,736	198,671				240,511
Capital and reserves									
Share capital	27,525	—		—	27,525		6,000		33,525
Reserves	58,410	57,845	(686)	57,159	115,569	66,214	(30,374)		151,409
	85,935	57,845		57,159	143,094				184,934
Minority interests	—	55,577		55,577	55,577				55,577
Shareholder's funds	85,935	113,422		112,736	198,671				240,511

Notes to unaudited pro forma combined balance sheet of the Enlarged Group

(1) Under new HKFRS, goodwill is tested annually for impairment and carries at cost less any accumulated impairment losses. However, according to the Old Accounting Policy of the Group for the year ended 31 March 2005, goodwill is stated at original amount less accumulated amortization and impairment losses. Accordingly, the adjustment has been made to amortize the goodwill, arising from acquisition by Terra Solar Global Inc. (a subsidiary of Eaglefly Technology Limited), over 20 years.

(2) On 9 July 2005, the Company entered into a Sale and Purchase Agreement with the Vendor to acquire (i) the entire issued share capital of Eaglefly which holds 51% interest in the issued share capital of Terra Solar Global, Inc. and its subsidiaries; and (ii) the shareholder's loan and accrued interest, if any, due from Eaglefly to the Vendor calculated up to and including the date of completion of the Sale and Purchase Agreement. The aggregate consideration for the acquisition is HK$123,373,750 which is to be satisfied partly by cash of approximately HK$24,373,750 and the balance of HK$99,000,000 by the issue of ordinary shares of the Company to the Vendor. The adjustment is to recognise the goodwill which is the excess of the consideration of HK$123,373,750 and the share of net identifiable assets of the Eaglefly Group of HK$57,159,734 (after amortization of goodwill as stated in note (1) above).

(3) The adjustment represents the balance of aggregate consideration payable to be satisfied by cash to the Vendor. The amount is calculated at the aggregated consideration of HK$123,373,750 less HK$99,000,000 by the issuance of 600,000,000 new ordinary shares of HK$0.01 each to be issued at a price of HK$0.165 per share. The decrease in the reserves of approximately HK$30,374,000 represents the increase in the share premium of HK$93,000,000 arising from the issuance of 600,000,000 new ordinary shares net of (i) pre-acquisition profits of Eaglefly Group of approximately HK$57,160,000 and (ii) the acquisition goodwill of approximately HK$66,214,000 as stated in note (2) above.

(4) The amount due from/to the Vendor, an immediate holding company of Eaglefly Group, will be re-classified as the amount due from/to a related company after the acquisition.

(5) On completion, the cost of acquisition to be incurred by the Group and the fair value of the separable identifiable assets and liabilities of the Eaglefly Group will have to be assessed. As a result of the assessment, the cost of acquisition consideration to be incurred by the Group and the fair value of the separable assets and liabilities of the Eaglefly Group may be different from the amounts estimated based on the basis stated in note (1) above for the purpose of the preparation of the unaudited pro forma financial statement. Accordingly, the actual goodwill at date of completion may be different from that presented above.

(C) Letter on Unaudited Pro Forma Combined Balance Sheet of the Enlarged Group

The following is the text of a letter from Grant Thornton, Certified Public Accountants, Hong Kong, the auditors of the Company, in respect of the unaudited pro forma combined balance sheet of the Enlarged Group. The work was conducted by Grant Thornton with reference to the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom, where applicable as there is currently no relevant standard in Hong Kong governing reporting on pro forma financial information.

Certified Public Accountants
Member of
Grant Thornton International

Grant Thornton
均富會計師行

12 December 2005

The Directors
REXCAPITAL International Holdings Limited
Suite 3402, 34/F, COSCO Tower
Grand Millennium Plaza
183 Queen's Road Central
Hong Kong

Dear Sirs

REXCAPITAL International Holdings Limited

We report on the unaudited pro forma combined balance sheet of the REXCAPITAL International Holdings Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") and Eaglefly Technology Limited and its subsidiaries (together with the Group collectively referred to as the "Enlarged Group") ("Pro Forma Combined Balance Sheet") set out on pages 95 to 97 under Appendix IV of the Company's circular dated 12 December 2005 (the "Circular"), which has been prepared by the directors of the Company, solely for illustrative purposes only, to provide information about how the proposed acquisition of the entire issued share capital of Eaglefly Technology Limited by the Company (the "Acquisition") might have affected the relevant consolidated balance sheet of the Group as at 31 March 2005 ("Combined Balance Sheet"). The basis of preparation of the Pro Forma Combined Balance Sheet is set out in the sections headed "Introduction to the Unaudited Pro Forma Combined Balance Sheet of the Enlarged Group" and "Unaudited Pro Forma Combined Balance Sheet of the Enlarged Group" under Appendix IV to the Circular.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the Pro Forma Combined Balance Sheet in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules").

It is our responsibility to form an opinion as required by paragraph 4.29 of the Listing Rules on the Pro Forma Combined Balance Sheet and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any Combined Balance Sheet used in the compilation of the Pro Forma Combined Balance Sheet beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work with reference to the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom, where applicable. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Combined Balance Sheet with the directors of the Company.

Our work did not constitute an audit or review made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants, and accordingly, we do not express any such audit or review assurance on the Pro Forma Combined Balance Sheet.

The Pro Forma Combined Balance Sheet is for illustrative purposes only, based on the directors' judgements and assumptions, and because of its nature, it may not give any assurance or indication that any event will take place in the future and may not be indicative of the financial position of the Group or the Enlarged Group had the Acquisition actually occurred as at 31 March 2005 or of any future date.

Opinion

In our opinion:

a. the Pro Forma Combined Balance Sheet has been properly compiled by the directors of the Company on the basis stated;

b. such basis is consistent with the accounting policies of the Group; and

c. the adjustments are appropriate for the purposes of the Pro Forma Combined Balance Sheet as disclosed pursuant to paragraph 4.29 of the Listing Rules.

Yours faithfully,
GRANT THORNTON
Certified Public Accountants
Hong Kong

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

SHARE CAPITAL

The authorized and issued share capital of the Company as at the Latest Practicable Date were as follows:

		Par value per Share *(HK$)*	*HK$*
Authorised:			
100,000,000,000	Shares authorized as at the Latest Practicable Date	0.01	1,000,000,000
Issued and fully paid:			
2,752,451,858	Shares issued as at the Latest Practicable Date	0.01	27,524,518.58
600,000,000	Shares to be allotted and issued as Consideration Shares *(Note)*	0.01	6,000,000
3,352,451,858	Shares		33,524,518.58

Note: The Consideration Shares to be allotted and issued pursuant to the Sale and Purchase Agreement will rank pari passu in all respects with each other and with the then issued Shares including rights to dividends, voting and return of capital.

All of the existing issued Shares rank pari passu with each other in all respects, including all rights as to dividends, voting and interests in capital.

As at the Latest Practicable Date:

(a) the Warrants were issued by the Company which entitles the holder of each Warrant to subscribe in cash for one Share at the initial subscription price of HK$0.116. The Shares falling to be issued upon the exercise of the subscription rights attaching to the Warrants which may be exercised by their holders (the "Subscription Rights") will upon allotment and issue rank pari passu in all respects with the existing Shares in issue on the relevant date on which any of the Subscription Rights are duly exercised (the "Subscription Date"), save for any right or entitlement to dividends or other rights or distribution the record date of which precedes the relevant Subscription Date; and

(b) options carrying the rights to subscribe for a total of 526,655,000 Shares were granted in accordance with the terms of the share option scheme of the Company since its adoption on 29 July 2002, representing approximately 19.1% of the existing issued share capital of the Company. Of these, a total of options to subscribe for 133,820,988 Shares had been exercised and options to subscribe for 16,117,006 Shares had been lapsed. Options to subscribe for 376,717,006 Shares remain outstanding and unexercised. There will be 376,717,006 Shares allotted and issued if such options are exercised in full.

Save as disclosed herein, as at the Latest Practicable Date, no member of the Group has any share or loan capital under option or agreed conditionally or unconditionally to be put under option, nor have any conversion rights attached to any convertible bonds affecting shares in any company of the Group have been issued or granted or agreed conditionally or unconditionally to be issued or granted by any of such companies.

DISCLOSURE OF INTERESTS

Directors and chief executive

(a) As at the Latest Practicable Date, the interest and short positions of the directors and chief executive of the Company in the shares, underlying shares or debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of the SFO); or are required

pursuant to section 352 of the SFO to be entered in the register referred to therein; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code of Securities Transaction by Directors of Listed Issuers are as follows:

Long position in the Shares

Directors	Nature of interests	Number of Shares held	Approximate percentage of issued share capital
Chan How Chung, Victor ("Mr. Chan") *(Note 1)*	Interests in controlled corporations	689,060,662	25.03%
Seligman Pierre *(Note 2)*	Beneficial	24,700,000	0.84%
Lee Huei Lin *(Note 3)*	Beneficial	2,700,000	0.10%
Chu Chik Ming, Jack *(Note 4)*	Beneficial	1,000,000	0.04%
Chan Wai Kwong, Peter *(Note 5)*	Beneficial	1,000,000	0.04%
Chief Executive			
Joseph Chou *(Note 6)*	Beneficial	1,000,000	0.04%

Notes:

1. Of the 689,060,662 Shares beneficially owned by Mr. Chan, 258,052,510 and 360,000 Shares are held by Mega Market Assets Limited and Sino Success Development Corp. respectively, both of which are wholly-owned by Mr. Chan. The remaining 413,881,152 Shares and 16,767,000 Shares are held by RPI Holdings Limited and REXCAPITAL International Limited respectively. The entire share capital of RPI Holdings Limited is owned as to 75% by Mr. Chan and as to 25% by Miss Lee Huei Lin, a Director. The entire share capital of REXCAPITAL International Limited is ultimately owned as to 75% by Mr. Chan, as to 12.5% by Miss Lee Huei Lin and as to 12.5% by an independent third party.

2. Mr. Seligman Pierre was beneficially interested in 24,700,000 Options.

3. Miss Lee Huei Lin was beneficially interested in 2,700,000 Options.

4. Mr. Chu Chik Ming, Jack was beneficially interested in 1,000,000 Options.

5. Mr. Chan Wai Kwong, Peter was beneficially interested in 1,000,000 Options.

6. Mr. Joseph Chou was beneficially interested in 1,000,000 Options.

Save as disclosed above, as at the Latest Practicable Date, none of the directors and the chief executive of the Company had any interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and

the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO); or are required pursuant to section 352 of the SFO to be entered in the register referred to therein; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

(b) As at the Latest Practicable Date, none of the directors of the Company had any interest in any assets which have been, since 31 March 2005 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

(c) As at the Latest Practicable Date, details of the Directors' interests in contracts are set out below:

(i) the advancement of a short term loan to the Group by a related company, the loan due to that related company was interest bearing at prime rate plus 3% per annum;

(ii) contracts between the Group and related broker firms with respect to the sale and purchase of trading securities by the Group; and

(iii) contracts between the Group and a related company in respect of the secondment of staff of the Group to that related company.

Mr. Chan How Chung, Victor, a director and a major shareholder of the Company, is a beneficial shareholder of the related companies in sub-paragraphs (i) to (iii) above. He is also a director of the related companies in sub-paragraphs (i) and (iii) and one of the related companies in sub-paragraph (ii) above. Miss Lee Huei Lin, a director of the Company, is a director of the related companies in sub-paragraphs (i) to (iii) above. Miss Lee is also a beneficial shareholder of the related company in sub-paragraph (i) and one of the related companies in sub-paragraph (ii).

Save as disclosed above, none of the directors of the Company was materially interested in any contract or arrangement, subsisting at the date of this circular, which is significant in relation to the business of the Group.

Substantial shareholders

Interests in the Company

So far as is known to the Directors, as at the Latest Practicable Date, each of the following persons, other than a director or chief executive of the Company, had an interest and/or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who are directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any member of the Group:

Name of Shareholder	Nature of interests	Number of Shares interested under the Sale and Purchase Agreement or the Share Subscription Agreement	Number of Shares held	Approximate percentage of issued share capital
Mega Market Assets Limited	Beneficial		258,052,510 *(Note 1)*	9.38%
RPI Holdings Limited	Beneficial		413,881,152 *(Note 2)*	15.04%
Zoltan Kiss	Interest in controlled corporation	600,000,000 *(Note 3)*		21.80%
Flytech Holdings Limited	Interest in controlled corporation	600,000,000 *(Note 3)*		21.80%
Multichannel Investments Limited ("MIL")	Beneficial	600,000,000 *(Note 3)*		21.80%
Culturecom Holdings Limited ("Culturecom")	Interests in controlled corporation	490,000,000 *(Note 4)*	1,596,000	17.86%
Culturecom Holdings (BVI) Limited	Interests in controlled corporation	490,000,000 *(Note 4)*	1,596,000	17.86%
Culture.com Technology (BVI) Limited	Interests in controlled corporation	490,000,000 *(Note 4)*		17.80%
Culture.com Technology Limited ("CTL")	Interests in controlled corporation	490,000,000 *(Note 4)*		17.80%

Notes:

1. Mega Market Assets Limited is wholly-owned by Mr. Chan.

2. RPI Holdings Limited is owned as to 75% by Mr. Chan and as to 25% by Miss Lee Huei Lin, a Director.

3. MIL is deemed to be interested in such Shares pursuant to the Sale and Purchase Agreement. MIL is wholly-owned by Flytech Holdings Limited, which in turn is wholly-owned by Dr. Zoltan Kiss.

4. CTL is deemed to be interested in 490,000,000 Shares pursuant to the Share Subscription Agreement. CTL is wholly-owned by Culture.com Technology (BVI) Limited, which is in turn wholly-owned by Culturecom.

Save as disclosed above and so far as is known to the Directors, as at the Latest Practicable Date, no other person has an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or is directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

COMPETING INTERESTS

Pursuant to Rule 8.10(2) of the Listing Rules, details of the interests held by the Directors in business which is considered to compete or are likely to compete, either directly or indirectly, with the business of the Group, are disclosed as follows:

Name of company	Competing business
REXCAPITAL Finance Limited ("RFL")	Money lending
RPI Finance Limited ("RPI")	Money lending
TKR Finance Limited ("TKR") (in liquidation)	Money lending

Mr. Chan is a director of the above companies and is deemed to be their substantial shareholder. Ms. Lee Huei Lin is a director of these companies. The terms and conditions of the financing loans of each of RFL, RPI and TKR are market driven and agreed at arm's length between the borrowers and the financiers. When making decisions on the above competing businesses, the relevant Directors, in the performance of their duties as directors of the Company, have acted and will continue to act in the best commercial interest of the Group.

EXPERT STATEMENTS

This circular includes statement(s) made by the following experts:

Name	Qualification
Grant Thornton	Certified Public Accountants
Ting Ho Kwan & Chan	Certified Public Accountants (Practising)
B.I. Appraisals Limited	Registered Professional Surveyors
REXCAPITAL (Hong Kong) Limited	Licensed corporation under the SFO and engaged in the Type 6 regulated activity and the financial adviser for the purpose of Rule 14.62(3) of the Listing Rules

Each of the above experts has given and has not withdrawn its written consent to the issue of this circular with its statement(s) included in the form and context in which it is/they are included.

As at the Latest Practicable Date, none of the above experts had any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, none of the above experts had any interest in any assets which have been, since 31 March 2005 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

MATERIAL ADVERSE CHANGES

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 March 2005, the date to which the latest published consolidated audited accounts of the Group had been made up.

LITIGATION

On 21 September 1999, a former director of the Company, Mr. Wong Chong Shan, commenced proceedings in the High Court against the Company claiming a sum of HK$5,000,000. Mr. Wong Chong Shan alleged that he paid the said sum on the Company's behalf in August 1997 to a third party as deposit and that the Company fails to make repayment to him. The Directors have considered the matter and are of the opinion that since no positive steps have been taken

by Mr. Wong Chong Shan to proceed the action since 10 December 1999, it is not necessary at this stage to make a provision in the financial statements for these proceedings.

On 29 October 2003, the Group entered into a sale and purchase agreement with Sky China Holdings Limited, an independent third party for the disposal of a 87.5% interest in REXCAPITAL Infrastructure Limited by the Group. Despite repeated demands made by the Group, Sky China Holdings Limited has failed to make full payment of the consideration of HK$350,000,000. The Group is seeking legal advice regarding the enforcement of its right under the share charge executed by Sky China Holdings Limited in favour of the Group and will take appropriate actions accordingly.

Save as disclosed above, as at the Latest Practicable Date, the Directors were not aware of any litigation or claim of material importance pending or threatened against any member of the Group.

SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or proposed directors of the Company had any existing or proposed service contract with any member of the Group (excluding contracts expiring or terminable by the employer within a year without payment of any compensation (other than statutory compensation)).

MATERIAL CONTRACTS

The particulars of all material contracts (not being contracts entered into in the ordinary course of business) entered into by any member of the Group within the two years immediately preceding the issue of this circular are set out as follows:

(a) the sale and purchase agreement dated 12 January 2004 entered into between REXCAPITAL Group Limited, a direct wholly-owned subsidiary of the Company, and REXCAPITAL Financial Holdings Limited in relation to the purchase of the entire issued share capital of REXCAPITAL Financial Group Limited. Details of this agreement are set out in the Company's circular dated 9 March 2004;

(b) the placing agreement dated 5 November 2004 entered into between the Company and First Shanghai Securities Limited in relation to the placing of 340,000,000 Shares. Details of this agreement are set out in the Company's announcement dated 8 November 2004;

(c) the warrant placing agreement dated 19 April 2005 entered into between the Company and First Shanghai Securities Limited in relation to the placing of the Warrants. Details of this agreement are set out in the Company's prospectus dated 17 June 2005;

(d) the Sale and Purchase agreement; and

(e) the Share Subscription Agreement.

MISCELLANEOUS

(a) The English language text of this document shall prevail over the Chinese language text.

(b) The secretary of the Company is Mr. Tsang Wai Wa, FCCA, CPA.

(c) The qualified accountant of the Company appointed pursuant to Rule 3.24 of the Listing Rules is Mr. Ma Kwok Hung, Warren, FCCA, CPA.

(d) The Company's branch share registrars and transfer office in Hong Kong is Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the Company's principal place of business in Hong Kong at Suite 3402, 34th Floor, COSCO Tower, Grand Millennium Plaza, 183 Queen's Road Central, Hong Kong for a period of 14 days (excluding Saturdays) from the date of this circular:

(a) the bye-laws of the Company;

(b) each of the contracts set out in the paragraph headed "Material Contracts" in this Appendix;

(c) the valuation report regarding the Terra Solar Group prepared by B.I. Appraisals Limited, the letters from Ting Ho Kwan & Chan, Certified Public Accountants (Practising) and REXCAPITAL (Hong Kong) Limited, the text of which is set out in Appendix I to this circular;

(d) the accountants' report on the Eaglefly Group prepared by Ting Ho Kwan & Chan, Certified Public Accountants (Practising), the text of which is set out in Appendix II to this circular;

(e) the letter on unaudited pro forma combined balance sheet of the Enlarged Group prepared by Grant Thornton, Certified Public Accountants referred to in Appendix IV to this circular;

(f) the consolidated audited accounts of the Company and its subsidiaries for each of the two financial years ended 31 March 2004 and 31 March 2005;

(g) the circular of the Company dated 17 June 2005 in relation to the private placing of 550,000,000 warrants being warrants in registered form to subscribe for shares in the capital of the Company at an issue price of HK$0.046 per warrant;

(h) the circular of the Company dated 20 May 2005 in relation to the private placing of listed warrants, proposed refreshment of general mandate to issue new shares and proposed refreshment of scheme mandate limit under the share option scheme; and

(i) the letter of consents referred to in the paragraph headed "Expert Statements" in this Appendix.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

NOTICE IS HEREBY GIVEN that a special general meeting (the "Special General Meeting") of REXCAPITAL International Holdings Limited (the "Company") will be held at Training Room C, Joint Professional Centre, Unit 1, Ground Floor, The Center, 99 Queen's Road Central, Hong Kong on Wednesday, 28 December 2005 at 11:00 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"THAT

(a) the execution of the sale and purchase agreement (the "Sale and Purchase Agreement") dated 9 July 2005 and entered into between the Company as purchaser and Multichannel Investments Limited ("Multichannel") as vendor in relation to the acquisition by the Company of 1 share of US$1.00 in the issued share capital of Eaglefly Technology Limited ("Eaglefly") representing the entire issued share capital of Eaglefly at a consideration of HK$123,373,750 which is to be satisfied as to HK$99,000,000 by the issue of 600,000,000 shares of HK$0.01 each in the share capital of the Company ("Consideration Shares") at an issue price of HK$0.165 per Consideration Share to Multichannel (or its nominee) and the remaining US$3,145,000 (equivalent to approximately HK$24,373,750) by way of cash (the "Acquisition"), a copy of the Sale and Purchase Agreement has been produced to the meeting marked "A" and initialed by the chairman of the meeting for identification purpose and the Acquisition, the issue of the Consideration Shares and the performance by the Company thereof and the transactions contemplated thereby be and are hereby confirmed, ratified and approved; and that any one or more of the directors of the Company be and are hereby authorised to sign, seal, execute, perfect, deliver or do all such other documents or supplemental agreements or deeds on behalf of the Company and to do all such things, matters and take all such actions as he or they may in his or their discretion consider necessary or desirable for the purpose of or in connection with the giving effect to the Sale and Purchase Agreement and the exercise or enforcement of any of the Company's rights under the Sale and Purchase Agreement including, inter alias, upon the Sale and Purchase Agreement becoming unconditional, the authority to complete the transactions contemplated by the Sale and Purchase Agreement or to procure completion of the same and to make and agree with such changes in the terms of the Sale and Purchase Agreement as any such director(s) may in their discretion consider necessary, desirable or expedient and in the interest of the Company; and

(b) the directors of the Company be and they are hereby authorised to allot and issue the Consideration Shares to Multichannel (or to such other person or persons as it may nominate) upon the completion of the Acquisition or any part thereof, credited as fully paid pursuant to the terms of the Sale and Purchase Agreement, such Consideration Shares shall rank pari passu in all respects with the existing shares of the Company in issue at the date of allotment of the Consideration Shares."

By order of the board of
REXCAPITAL International Holdings Limited
Chan How Chung, Victor
Chairman

Hong Kong, 12 December 2005

Notes:

1. Any member of the Company (the "Member") entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. Vote may be given either personally or by a duly authorized corporate representative or by proxy. A Member who is the holder of two or more shares of the Company (the "Shares") may appoint more than one proxy to attend on the same occasion provided that, if more than one proxy is so appointed, the appointment shall specify the number and class of Shares in respect of which each such proxy is so appointed. A proxy need not be a Member. In addition, a proxy or proxies representing either an individual Member or a Member which is a corporate, shall be entitled to exercise the same powers on behalf of the Member which he or they represent as such Member could exercise, including, without limiting the generality of foregoing, but subject to the right to vote individually on a show of hands.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is corporation, either under seal or under the hand of an officer or attorney duly authorized.

3. A form of proxy for the Meeting is enclosed. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority shall be deposited at the Company's share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof. Delivery of the form of proxy shall not preclude of a Member from attending and voting in person at the meeting or poll concerned.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "Special General Meeting") of REXCAPITAL International Holdings Limited (the "Company") will be held at Training Room C, Joint Professional Centre, Unit 1, Ground Floor, The Center, 99 Queen's Road Central, Hong Kong on Wednesday, 28 December 2005 at 11:00 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"THAT

(a) the execution of the sale and purchase agreement (the "Sale and Purchase Agreement") dated 9 July 2005 and entered into between the Company as purchaser and Multichannel Investments Limited ("Multichannel") as vendor in relation to the acquisition by the Company of 1 share of US$1.00 in the issued share capital of Eaglefly Technology Limited ("Eaglefly") representing the entire issued share capital of Eaglefly at a consideration of HK$123,373,750 which is to be satisfied as to HK$99,000,000 by the issue of 600,000,000 shares of HK$0.01 each in the share capital of the Company ("Consideration Shares") at an issue price of HK$0.165 per Consideration Share to Multichannel (or its nominee) and the remaining US$3,145,000 (equivalent to approximately HK$24,373,750) by way of cash (the "Acquisition"), a copy of the Sale and Purchase Agreement has been produced to the meeting marked "A" and initialed by the chairman of the meeting for identification purpose and the Acquisition, the issue of the Consideration Shares and the performance by the Company thereof and the transactions contemplated thereby be and are hereby confirmed, ratified and approved; and that any one or more of the directors of the Company be and are hereby authorised to sign, seal, execute, perfect, deliver or do all such other documents or supplemental agreements or deeds on behalf of the Company and to do all such things, matters and take all such actions as he or they may in his or their discretion consider necessary or desirable for the purpose of or in connection with the giving effect to the Sale and Purchase Agreement and the exercise or enforcement of any of the Company's rights under the Sale and Purchase Agreement including, inter alias, upon the Sale and Purchase Agreement becoming unconditional, the authority to complete the transactions contemplated by the Sale and Purchase Agreement or to procure completion of the same and to make and agree with such changes in the terms of the Sale and Purchase Agreement as any such director(s) may in their discretion consider necessary, desirable or expedient and in the interest of the Company; and

(b) the directors of the Company be and they are hereby authorised to allot and issue the Consideration Shares to Multichannel (or to such other person or persons as it may nominate) upon the completion of the Acquisition or any part thereof, credited as fully paid pursuant to the terms of the Sale and Purchase Agreement, such Consideration Shares shall rank pari passu in all respects with the existing shares of the Company in issue at the date of allotment of the Consideration Shares."

By order of the board of
REXCAPITAL International Holdings Limited
Chan How Chung, Victor
Chairman

Hong Kong, 12 December 2005

Notes:

1. Any member of the Company (the "Member") entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. Vote may be given either personally or by a duly authorized corporate representative or by proxy. A Member who is the holder of two or more shares of the Company (the "Shares") may appoint more than one proxy to attend on the same occasion provided that, if more than one proxy is so appointed, the appointment shall specify the number and class of Shares in respect of which each such proxy is so appointed. A proxy need not be a Member. In addition, a proxy or proxies representing either an individual Member or a Member which is a corporate, shall be entitled to exercise the same powers on behalf of the Member which he or they represent as such Member could exercise, including, without limiting the generality of foregoing, but subject to the right to vote individually on a show of hands.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is corporation, either under seal or under the hand of an officer or attorney duly authorized.

3. A form of proxy for the Meeting is enclosed. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority shall be deposited at the Company's share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof. Delivery of the form of proxy shall not preclude of a Member from attending and voting in person at the meeting or poll concerned.

As at the date of this announcement, the Board comprises five executive directors namely Mr. Chan How Chung, Victor, Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre, and two independent non-executive directors namely Mr. Chow Siu Ngor and Mr. Yin Tat Man.

Please also refer to the published version of this announcement in The Standard.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

MAJOR TRANSACTION RELATING TO THE PROPOSED ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF EAGLEFLY TECHNOLOGY LIMITED

Reference was made to the announcement of the Company dated 15 July 2005, the Directors wish to announce that pursuant to the due diligence review conducted by the Company on the Eaglefly Group since the date of the Announcement, the Company and the Vendor have agreed that upon completion of the Acquisition, the Terra Solar Group will not consist of Terra Solar Hungary Kft.

The Directors also wish to announce that the circular with respect to the Acquisition will be despatched to the Shareholders on 12 December 2005.

The board of directors (the "**Board**") of REXCAPITAL International Holdings Limited (the "**Company**") refers to the announcement of the Company dated 15 July 2005 (the "**Announcement**") in relation to, inter alia, a major transaction involving a proposed acquisition of the entire issued share capital of Eaglefly which in turn holds 51% interest in the issued share capital of Terra Solar Global, Inc. and its subsidiaries. Unless otherwise stated, terms used herein shall have the same meanings as those defined in the Announcement.



EXCLUSION OF TERRA SOLAR HUNGARY KFT. FROM THE TERRA SOLAR GROUP

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry and as represented by the Vendor in the Sale and Purchase Agreement, the shareholding structure of the Terra Solar Group as disclosed in the Announcement was as follows:


Dr. Zoltan Kiss
100%
Dr. Zoltan Kiss and other independent third parties
The Vendor
100%
100%
TerraSolar, Inc.
Eaglefly
49%
51%
Terra Solar Global, Inc.
100%
Terra Solar North America, Inc.
Terra Solar Hungary Kft.

Pursuant to the due diligence review conducted by the Company on the Eaglefly Group since the date of the Announcement, the Company and the Vendor have agreed that upon completion of the Acquisition, the Terra Solar Group will not consist of Terra Solar Hungary Kft. because:

1. the main business of Terra Solar Hungary Kft. is the selling of goods to its related company, Terra Solar USA, Inc., a company controlled by Dr. Zoltan Kiss; and

2. the business activities previously performed by Terra Solar Hungary Kft. will eventually be phased out in the Terra Solar Group when the Terra Solar Group implements its new business strategy.

The exclusion of Terra Solar Hungary Kft. from the Terra Solar Group does not have any effect to the consideration for the Acquisition nor does it have any effect to the valuation of the Terra Solar Group because the businesses and assets of Terra Solar Hungary Kft. are immaterial in relation to those of the Terra Solar Group. Under such circumstances, Terra Solar Global and TerraSolar, Inc. have entered into an agreement for the purpose of assigning and transferring all the issued and outstanding shares of Terra Solar Hungary Kft. from Terra Solar Global to TerraSolar, Inc.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry and as represented by the Vendor in the Sale and Purchase Agreement, the shareholding structure of the Terra Solar Group as at the date of this announcement is as follows:


Dr. Zoltan Kiss
100%
Dr. Zoltan Kiss and other independent third parties
The Vendor
100%
100%
TerraSolar, Inc.
Eaglefly
49%
51%
Terra Solar Global, Inc.
100%
Terra Solar North America, Inc.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry and as represented by the Vendor in the Sale and Purchase Agreement, upon completion of the Acquisition, the shareholding structure of the Terra Solar Group will be as follows:


Dr. Zoltan Kiss and other independent third parties
The Company
100%
100%
TerraSolar, Inc.
Eaglefly
49%
51%
Terra Solar Global, Inc.
100%
Terra Solar North America, Inc.

DESPATCH OF CIRCULAR

The Directors are pleased to announce that the circular in relation to, among other matters, the Acquisition together with the notice of special general meeting of the Company will be despatched to the Shareholders and for information only, the holders of the Warrants, on 12 December 2005.

By order of the Board of
REXCAPITAL International Holdings Limited
Tsang Wai Wa
Company Secretary

Hong Kong, 9 December 2005

As at the date of this announcement, the Board comprises five executive directors namely Mr. Chan How Chung, Victor, Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre, and two independent non-executive directors namely Mr. Chow Siu Ngor and Mr. Yin Tat Man.

Please also refer to the published version of this announcement in The Standard.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

FURTHER DELAY IN DESPATCH OF CIRCULAR REGARDING THE DISCLOSEABLE TRANSACTION RELATING TO THE PROPOSED SUBSCRIPTION OF SHARES IN CULTURE.COM TECHNOLOGY LIMITED AND EXTENSION OF LONG STOP DATE

The despatch of the Circular to the Shareholders regarding the discloseable transaction relating to the proposed subscription of shares in Culture.com Technology Limited will be further postponed. The Company has applied to the Stock Exchange for a waiver from strict compliance with the requirements under Rule 14.38 of the Listing Rules as to further postponement of the despatch date of the Circular to on or before 31 December 2005.

As additional time is required for certain conditions to Completion stipulated in the Share Subscription Agreement to be fulfilled, the Company and CTL have mutually agreed in writing to extend the Long Stop Date from 28 November 2005 to 31 December 2005, or such later date as the parties may agree in writing.

Reference is made to the announcements of the Company dated (a) 2 September 2005 regarding the discloseable transaction relating to the proposed subscription of shares in CTL; (b) 22 September 2005 regarding the postponement of the despatch of circular from 23 September 2005 to 21 October 2005; (c) 21 October 2005 regarding the further postponement of the despatch of circular from 21 October 2005 to 11 November 2005; and (d) 11 November 2005 regarding the further postponement of the despatch of circular from 11 November 2005 to 2 December 2005 (the "**Announcements**"). Capitalised terms used in this announcement have the same meanings as defined or adopted the Announcements.

FURTHER DELAY IN DESPATCH OF CIRCULAR

Pursuant to Rule 14.38 of the Listing Rules, the Circular is required to be despatched to the shareholders of the Company within 21 days after publication of the announcement of the Company dated 2 September 2005, being on or before 23 September 2005. On 22 September 2005, the Company announced that the date for despatch of the Circular was postponed to on or before 21 October 2005. On 21 October 2005, the Company announced that the date for despatch of the Circular was further postponed to on or before 11 November 2005 and on the same date, the Company further announced that the date for despatch of the Circular was further postponed to on or before 2 December 2005.

On or about 21 October, 2005. the Company has appointed a professional consultant (the "**Consultant**") to prepare a valuation report for the determination of the Valuation Value pursuant to the Share Subscription Agreement. At the time of the appointment, the Company was informed by the Consultant that they would not prepare the valuation report based on any prospective financial information of CTL. Accordingly, the Company did not inform the Consultant that its report would be required to be included in the Circular. On or about 4 November 2005, the Company realised that the Valuation Value was determined by the Consultant based on discounted cashflow method. The Company immediately consulted the Stock Exchange which confirmed that the entire valuation report would be required to be incorporated to the Circular under these circumstances. As the valuation report was required to be incorporated in the Circular, written consent will be required to be given by the Consultant to allow the Company to incorporate the valuation report to the Circular pursuant to paragraph 5 of Appendix 1 Part B of the Listing Rules. As the Consultant refused to give such consent to the Company and cooperate with the financial adviser and reporting accountant of the Company for the purpose of compliance with paragraph 29(2) of Appendix 1 Part B of the Listing Rules, the Company requires additional time to reappoint another professional consultant to prepare a valuation report for the determination of the Valuation Value and for the financial adviser and reporting accountants of the Company to produce the relevant information in accordance with paragraph 29(2) of Appendix 1 Part B of the Listing Rules.

Having considered the above, the Board currently expects that the Circular will be despatched to the Shareholders on or before 31 December 2005. In this connection, the Company has applied to the Stock Exchange for a waiver from the strict compliance with Rule 14.38 of the Listing Rules to postpone the despatch date of the Circular to on or before 31 December 2005.

EXTENSION OF LONG STOP DATE

The receipt by the Company of a report on and the determination of the Valuation Value are conditions to Completion stipulated in the Share Subscription Agreement. Since additional time is required for Company to reappoint another professional consultant to prepare a valuation report for the determination of the Valuation Value, the Company and CTL have therefore mutually agreed in writing to extend the date by which the conditions of the Share Subscription Agreement must be fulfilled (the "Long Stop Date") from 28 November 2005 to 31 December 2005, or such later date as the parties may agree in writing.

As the transaction contemplated under the Share Subscription Agreement is subject to the outstanding conditions thereof being fulfilled. Accordingly, such transaction may or may not proceed. Shareholders of the Company and potential investors should therefore exercise caution when dealing in the shares of the Company.

By Order of the Board
REXCAPITAL International Holdings Limited
Tsang Wai Wa
Company Secretary

Hong Kong, 2 December 2005

As at the date of this announcement, the Board comprises five executive directors namely Mr. Chan How Chung, Victor, Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre, and two independent non-executive directors namely and Mr. Chow Siu Ngor and Mr. Yin Tat Man.

Please also refer to the published version of this announcement in The Standard.



REXCAPITAL International Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 155)

FURTHER DELAY IN DESPATCH OF CIRCULAR

MAJOR TRANSACTION RELATING TO THE PROPOSED ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF EAGLEFLY TECHNOLOGY LIMITED

The Directors wish to announce that the despatch of the Circular will be further delayed. As additional time is required for (a) the Company and the Vendor to agree on whether Terra Solar Hungary is to be excluded from the Terra Solar Group; and (b) the auditors of the Company to finalise the comfort letters as required under Rules 4.29(7) and 14.66(4) of the Listing Rules, the despatch of the Circular has to be further delayed.

The Company has applied to the Stock Exchange for a waiver from strict compliance with the requirements under Rule 14.38 of the Listing Rules as to further postponement of the despatch date of the Circular to on or before 19 December 2005.


RECEIVED

The board of directors (the "**Board**") of REXCAPITAL International Holdings Limited (the "**Company**") refers to the announcements of the Company dated (i) 15 July 2005 in relation to, inter alia, a major transaction involving a proposed acquisition of the entire issued share capital of Eaglefly which in turn holds 51% interest in the issued share capital of Terra Solar Global, Inc. and its subsidiaries; (ii) 5 August 2005 regarding the postponement of the despatch of circular from 5 August 2005 to 5 September 2005; (iii) 5 September 2005 regarding the further postponement of the despatch of circular from 5 September 2005 to 5 October 2005; (iv) 5 October 2005 regarding the further postponement of the despatch of circular from 5 October 2005 to 28 October 2005; and (v) 28 October 2005 regarding the further postponement of the despatch of circular from 28 October 2005 to 28 November 2005 (the "**Announcements**"). Unless otherwise stated, terms used herein shall have the same meanings as those defined in the Announcements.

FURTHER DELAY IN DESPATCH OF CIRCULAR

Pursuant to Rule 14.38 of the Listing Rules, the Circular is required to be despatched to the shareholders of the Company within 21 days after publication of the announcement dated 15 July 2005, being on or before 5 August 2005. On 5 August 2005, 5 September 2005, 5 October 2005 and 28 October 2005, the Company announced that the date for despatch of the Circular was postponed to on or before 28 November 2005.

As a result of further due diligence undertaken by the Company on the Eaglefly Group, the Company and the Vendor are currently negotiating on whether Terra Solar Hungary Kft. ("**Terra Solar Hungary**") should be included in the Terra Solar Group upon completion of the Acquisition. The parties are also negotiating on the appropriate action to be taken if Terra Solar Hungary is to be excluded from the Terra Solar Group. Furthermore, the auditors of the Company are in the process of reviewing the pro-forma financial statements of the Enlarged Group, for the purpose of issuing comfort letters to the Company under Rules 4.29(7) and 14.66(4) of the Listing Rules.

Under such circumstances, additional time is required for (a) the Company and the Vendor to agree on whether Terra Solar Hungary is to be excluded from the Terra Solar Group; and (b) the auditors of the Company to finalise the comfort letters as required under Rules 4.29(7) and 14.66(4) of the Listing Rules.

Having considered the above, the Board currently expects that the Circular will be despatched to the Company's shareholders on or before 19 December 2005. In this connection, the Company has applied to and obtained from the Stock Exchange a waiver from the strict compliance with Rule 14.38 of the Listing Rules to postpone the despatch date of the Circular to on or before 19 December 2005.

The Stock Exchange has indicated that no more waiver from the strict compliance with Rule 14.38 of the Listing Rules will be granted in respect of the despatch of the Circular.

By order of the Board of
REXCAPITAL International Holdings Limited
Tsang Wai Wa
Company Secretary

Hong Kong, 29 November 2005

As at the date of this announcement, the Board comprises five executive directors namely Mr. Chan How Chung, Victor, Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre, and two independent non-executive directors namely Mr. Chow Siu Ngor and Mr. Yin Tat Man.

Please also refer to the published version of this announcement in The Standard.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

FURTHER DELAY IN DESPATCH OF CIRCULAR REGARDING THE DISCLOSEABLE TRANSACTION RELATING TO THE PROPOSED SUBSCRIPTION OF SHARES IN CULTURE.COM TECHNOLOGY LIMITED

The despatch of the Circular to the Shareholders regarding the discloseable transaction relating to the proposed subscription of shares in Culture.com Technology Limited will be further postponed. The Company has applied to the Stock Exchange for a waiver from strict compliance with the requirements under Rule 14.38 of the Listing Rules as to further postponement of the despatch date of the Circular to on or before 2 December 2005.

Reference is made to the announcements of the Company dated (a) 2 September 2005 regarding the discloseable transaction relating to the proposed subscription of shares in Culture.com Technology Limited; (b) 22 September 2005 regarding the postponement of the despatch of the Circular from 23 September 2005 to 21 October 2005; and (c) 21 October 2005 regarding the further postponement of the despatch of the Circular from 21 October 2005 to 11 November 2005 (the "**Announcements**"). Capitalised terms used in this announcement have the same meanings as defined in the Announcements.

Pursuant to Rule 14.38 of the Listing Rules, the Circular is required to be despatched to the shareholders of the Company within 21 days after publication of the announcement of the Company dated 2 September 2005, being on or before 23 September 2005. On 22 September 2005, the Company announced that the date for despatch of the Circular was postponed to on or before 21 October 2005 and on the same date, the Company further announced that the date for despatch of the Circular was further postponed to on or before 11 November 2005.

The Company has appointed an independent professional consultant to prepare a valuation report to determine the Valuation Value. As at the date of this announcement, the Company has obtained such valuation report. Since the valuation report contains certain prospective financial information of CTL, additional time is required for the reporting accountants/ auditors and the financial advisers of the Company to review the valuation report for the purpose of giving the relevant confirmations as required under Rule 14.62 of the Listing Rules.

Having considered the above, the Board currently expects that the Circular will be despatched to the Company's shareholders on or before 2 December 2005. In this connection, the Company has applied to the Stock Exchange for a waiver from the strict compliance with Rule 14.38 of the Listing Rules to postpone the despatch date of the Circular to on or before 2 December 2005.

By Order of the Board
REXCAPITAL International Holdings Limited
Tsang Wai Wa
Company Secretary

Hong Kong, 11 November 2005

As at the date of this announcement, the Board comprises five executive directors namely Mr. Chan How Chung, Victor, Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre, and two independent non-executive directors namely and Mr. Chow Siu Ngor and Mr. Yin Tat Man.

Please also refer to the published version of this announcement in The Standard.



REXCAPITAL International Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 155)

FURTHER DELAY IN DESPATCH OF CIRCULAR AND POSTPONEMENT OF COMPLETION DATE MAJOR TRANSACTION RELATING TO THE PROPOSED ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF EAGLEFLY TECHNOLOGY LIMITED

The Directors wish to announce that the despatch of the Circular will be further delayed. As additional time is required by the reporting accountants of the Company to update the audited financial information of the Eaglefly Group for the purpose of complying with Rule 14.67(4)(a)(i) of the Listing Rules, the despatch of the Circular has to be further delayed.

The Company has applied to the Stock Exchange for a waiver from strict compliance with the requirements under Rule 14.38 of the Listing Rules as to further postponement of the despatch date of the Circular to on or before 28 November 2005.

In addition, further to the announcements of the Company dated 22 August 2005, the Directors wish to announce that it has agreed with the Vendor on 25 October 2005 to further postpone the date for completion from 31 October 2005 to 31 December 2005.

The board of directors (the "**Board**") of REXCAPITAL International Holdings Limited (the "**Company**") refers to the announcements of the Company dated (i) 15 July 2005 in relation to, inter alia, a major transaction involving a proposed acquisition of the entire issued share capital of Eaglefly which in turn holds 51% interest in the issued share capital of Terra Solar Global, Inc. and its subsidiaries; (ii) 5 August 2005 regarding the postponement of the despatch of circular from 5 August 2005 to 5 September 2005; (iii) 5 September 2005 regarding the further postponement of the despatch of circular from 5 September 2005 to 5 October 2005; (iv) 5 October 2005 regarding the further postponement of the despatch of circular from 5 October 2005 to 28 October 2005; and (v) 22 August 2005 regarding the fixing of a new date for completion (the "**Announcements**"). Unless otherwise stated, terms used herein shall have the same meanings as those defined in the Announcements.

FURTHER DELAY IN DESPATCH OF CIRCULAR

Pursuant to Rule 14.38 of the Listing Rules, the Circular is required to be despatched to the shareholders of the Company within 21 days after publication of the Announcement, being on or before 5 August 2005. On 5 August 2005, 5 September 2005 and 5 October 2005, the Company announced that the date for despatch of the Circular was postponed to on or before 28 October 2005.

As at the date of this announcement, the reporting accountants of the Company have prepared a draft audited financial information of Eaglefly and its subsidiaries (the "**Eaglefly Group**") for the period commencing from the incorporation date of Eaglefly in January 2005 to 30 April 2005.

However, additional time is required for the reporting accountants of the Company to: (i) gather further financial information of the Eaglefly Group from the Vendor so as to complete their auditing of the financial information of the Eaglefly Group for the past 3 financial years commencing from financial year 2002; and (ii) update the audited financial information of the Eaglefly Group to a financial period falling not less than 6 months before the Circular is issued in compliance with Rule 14.67(4)(a)(i) of the Listing Rules. Since the financial information of the Eaglefly Group subsequent to 30 April 2005 has never been audited, the accountants of the Terra Solar Group may need considerable amount of time to produce the audited financial information. The reporting accountants of the Company will not be in a position to commence the revision and updating of the audited financial information of the Eaglefly Group until they have received such audited information from the accountants of the Terra Solar Group.

As a result of the reasons mentioned above, additional time is required for the preparation of the contents of the Circular.

Having considered the above, the Board currently expects that the Circular will be despatched to the Company's shareholders on or before 28 November 2005. In this connection, the Company has applied to the Stock Exchange for a waiver from the strict compliance with Rule 14.38 of the Listing Rules to postpone the despatch date of the Circular to on or before 28 November 2005.

POSTPONEMENT OF THE DATE FOR COMPLETION

Pursuant to the Sale and Purchase Agreement, completion shall take place on a date which is 45 days from the date of the Sale and Purchase Agreement, i.e. 23 August 2005, or such later date as may be mutually agreed by the parties. On 20 August 2005, the Company and the Vendor have agreed to fix 31 October 2005 as the new date for completion.

It has been further agreed by the Company and the Vendor on 25 October 2005 that completion shall be postponed from 31 October 2005 to 31 December 2005.

As more time is required (a) by the Company to (i) complete its due diligence on the Eaglefly Group, (ii) consider the valuation report by the independent valuer and (iii) convene the Special General Meeting to approve the Sale and Purchase Agreement and the transactions contemplated therein; and (b) by the reporting accountants of the Company to gather further financial information on the Eaglefly Group from the Vendor so as to complete the auditing of the financial information of the Eaglefly Group and the preparation of the pro forma financial information of the Enlarged Group, the Company and the Vendor have agreed on 25 October 2005 to further fix a new date for completion. Subject to all the conditions in the Sale and Purchase Agreement be fulfilled, satisfied, complied with or waived by the Company, the new date for completion shall be 31 December 2005.

As at the date of this announcement, certain conditions in the Sale and Purchase Agreement have not yet been fulfilled, satisfied or complied with. Apart from the condition that the Listing Committee of the Stock Exchange does not consider that the Acquisition (a) would constitute a reverse takeover (as defined in the Listing Rules) of the Company and (b) would require the Enlarged Group or the Sale Share to be acquired by the Company to meet the basic conditions set out in Chapter 8 of the Listing Rules, all other conditions in the Sale and Purchase Agreement are still outstanding and have not been fulfilled, satisfied or complied with or waived by the Company.

By order of the Board of
REXCAPITAL International Holdings Limited
Tsang Wai Wa
Company Secretary

Hong Kong, 28 October 2005

As at the date of this announcement, the Board comprises five executive directors namely Mr. Chan How Chung, Victor, Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre, and two independent non-executive directors namely Mr. Chow Siu Ngor and Mr. Yin Tat Man.

Please also refer to the published version of this announcement in The Standard.





REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

RESIGNATION OF DIRECTOR

The board of directors (the "Board") of REXCAPITAL International Holdings Limited (the "Company") announces that due to personal reasons, Mr. Chan Pei Cheong, Andy ("Mr. Chan") tendered his resignation as an independent non-executive director and a member of the audit committee of the Company with effect from 27 October 2005. Mr. Chan has confirmed that there is no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company.

The Board would like to express its appreciation to Mr. Chan for his contribution to the Company during the tenure of his office.

The Company currently has two independent non-executive directors and two members of the audit committee, which fall short of the requirements under Rules 3.10 and 3.21 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The Company shall appoint an additional independent non-executive director and a member of the audit committee as soon as practicable in order to comply with the Listing Rules. An announcement will be made by the Company upon the appointment of the new independent non-executive director and the new member of the audit committee of the Company.

By order of the Board
REXCAPITAL International Holdings Limited
Tsang Wai Wa
Company Secretary

Hong Kong, 27 October 2005

As at the date of this announcement, the Board comprises five executive directors namely Mr. Chan How Chung, Victor, Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre, and two independent non-executive directors namely Mr. Chow Siu Ngor and Mr. Yin Tat Man.

Please also refer to the published version of this announcement in The Standard.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

FURTHER DELAY IN DESPATCH OF CIRCULAR REGARDING THE DISCLOSEABLE TRANSACTION RELATING TO THE PROPOSED SUBSCRIPTION OF SHARES IN CULTURE.COM TECHNOLOGY LIMITED

The despatch of the circular to the Shareholders regarding the discloseable transaction relating to the proposed subscription of shares in Culture.com Technology Limited will be further postponed. The Company has applied to the Stock Exchange for a waiver from strict compliance with the requirements under Rule 14.38 of the Listing Rules as to further postponement of the despatch date of the Circular to on or before 11 November 2005.

Reference is made to the announcements of the Company dated (a) 2 September 2005 regarding the discloseable transaction relating to the proposed subscription of shares in Culture.com Technology Limited; and (b) 22 September 2005 regarding the postponement of the despatch of circular from 23 September 2005 to 21 October 2005 (the "Announcements"). Capitalised terms used in this announcement have the same meanings as defined in the Announcements.

Pursuant to Rule 14.38 of the Listing Rules, the Circular is required to be despatched to the shareholders of the Company within 21 days after publication of the announcement, being on or before 23 September 2005. On 22 September 2005, the Company announced that the date for despatch of the Circular was postponed to on or before 21 October 2005.

As at the date of this announcement, the Company has conducted some preliminary due diligence on the affairs, business, financial position and legal structure of CTL. Prior to the date of this announcement, the Company has already contacted an independent professional consultant for the purpose of preparing the valuation report to determine the Valuation Value. The Company is waiting for the agreement by CTL on the appointment of such independent professional consultant. Under such circumstances, additional time is required for the Company to appoint an independent professional consultant acceptable to both parties for the preparation and completion of the valuation report.

Having considered the above, the Board currently expects that the Circular will be despatched to the Shareholders on or before 11 November 2005. In this connection, the Company has applied to the Stock Exchange for a waiver from the strict compliance with Rule 14.38 of the Listing Rules to postpone the despatch date of the Circular to on or before 11 November 2005.

By Order of the Board
REXCAPITAL International Holdings Limited
Tsang Wai Wa
Company Secretary

Hong Kong, 21 October 2005

As at the date of this announcement, the Board comprises five executive directors namely Mr. Chan How Chung, Victor, Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre, and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Chan Pei Cheong, Andy and Mr. Yin Tat Man.

Please also refer to the published version of this announcement in The Standard.



REXCAPITAL International Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 155)

FURTHER DELAY IN DESPATCH OF CIRCULAR

MAJOR TRANSACTION RELATING TO THE PROPOSED ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF EAGLEFLY TECHNOLOGY LIMITED

The Directors wish to announce that the despatch of the Circular will be further delayed. As additional time is required for the reporting accountants of the Company to gather further financial information on the Terra Solar Group from the Vendor so as to complete the auditing of the financial information of the Terra Solar Group and the preparation of the pro forma financial information of the Enlarged Group, the despatch of the Circular has to be further delayed.

The Company has applied to the Stock Exchange for a waiver from strict compliance with the requirements under Rule 14.38 of the Listing Rules as to further postponement of the despatch date of the Circular to on or before 28 October 2005.



The board of directors (the "**Board**") of REXCAPITAL International Holdings Limited (the "**Company**") refers to the announcements of the Company dated (i) 15 July 2005 in relation to, inter alia, a major transaction involving a proposed acquisition of the entire issued share capital of Eaglefly which in turn holds 51% interest in the issued share capital of Terra Solar Global, Inc. and its subsidiaries; (ii) 5 August 2005 regarding the postponement of the despatch of circular from 5 August 2005 to 5 September 2005; and (iii) 5 September 2005 regarding the further postponement of the despatch of circular from 5 September 2005 to 5 October 2005 (the "**Announcements**"). Unless otherwise stated, terms used herein shall have the same meanings as those defined in the Announcements.

FURTHER DELAY IN DESPATCH OF CIRCULAR

Pursuant to Rule 14.38 of the Listing Rules, the Circular is required to be despatched to the shareholders of the Company within 21 days after publication of the Announcement, being on or before 5 August 2005. On 5 August 2005 and 5 September 2005, the Company announced that the date for despatch of the Circular was postponed to on or before 5 October 2005.

As at the date of this announcement:

1. the Company is conducting further due diligence on the Terra Solar Group;

2. the Company has obtained and is considering a valuation report from B.I. Appraisals Limited, an independent valuer, on the appraisal of the market value of the 100% equity interest in the business enterprise of Terra Solar Global, Inc.; and

3. the reporting accountants of the Company have commenced their auditing of the financial information of the Terra Solar Group.

However, additional time is required for the reporting accountants of the Company to gather further financial information of the Terra Solar Group from the Vendor so as to complete their auditing of the financial information of the Terra Solar Group and the preparation of the pro forma financial information of the Enlarged Group. It is expected that the reporting accountants of the Company will be able to produce the audited financial information of the Terra Solar Group and the Company and its reporting accounts will be able to produce the pro forma financial information of the Enlarged Group by 14 October 2005.

As a result of the reasons mentioned above, additional time is required for the preparation of the contents of the Circular.

Having considered the above, the Board currently expects that the Circular will be despatched to the Company's shareholders on or before 28 October 2005. In this connection, the Company has applied to the Stock Exchange for a waiver from the strict compliance with Rule 14.38 of the Listing Rules to postpone the despatch date of the Circular to on or before 28 October 2005.

By order of the Board of
REXCAPITAL International Holdings Limited
Tsang Wai Wa
Company Secretary

Hong Kong, 5 October 2005

As at the date of this announcement, the Board comprises five executive directors namely Mr. Chan How Chung, Victor, Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre, and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Chan Pei Cheong, Andy and Mr. Yin Tat Man.

Please also refer to the published version of this announcement in The Standard.

SCHEDULE 2


RECEIVED



Information described in the categories in Schedule 1 since the beginning of last fiscal year

Since January 1, 2005, the beginning of the Company's last fiscal year, the Company has made public the following information pursuant to applicable law:

	DOCUMENT	DATE FILED
1.	Unusual volume movement	04/10/2006
2.	Results of General Meetings	03/30/2006
3.	Announcement	03/21/2006
4.	Unusual volume movement	03/16/2006
5.	Announcement & Resumption of Trading	03/16/2006
6.	Suspension of Trading	03/15/2006
7.	Announcement	03/15/2006
8.	Unusual price & volume movements	03/07/2006
9.	Proxy Form	03/07/2006
10.	Circular (Proposed change of company name)	03/07/2006
11.	Notices of General Meetings	03/07/2006
12.	Unusual price & volume movements	03/03/2006
13.	Unusual volume movement	03/02/2006
14.	Unusual price & volume movements	02/28/2006
15.	Announcement	02/24/2006
16.	Announcement	02/16/2006
17.	Unusual price & volume movements	02/13/2006
18.	Announcement	01/23/2006
19.	Unusual volume movement	01/13/2006
20.	Announcement	12/30/2005
21.	Announcement	12/30/2005
22.	Interim Report	12/30/2005
23.	Results Announcement	12/21/2005
24.	Results Announcement (Summary)	12/20/2005
25.	Proxy Form	12/12/2005
26.	Circular (Major transaction relating to the proposed acquisition of the entire issued share capital of Eaglefly Technology Limited)	12/12/2005
27.	Notices of General Meetings	12/09/2005
28.	Announcement	12/09/2005
29.	Announcement	12/02/2005
30.	Announcement	11/29/2005
31.	Announcement	11/11/2005
32.	Announcement	10/28/2005
33.	Changes in Directorships	10/27/2005
34.	Announcement	10/21/2005
35.	Announcement	10/05/2005

	DOCUMENT	DATE FILED
36.	Announcement	09/22/2005
37.	Announcement	09/05/2005
38.	Announcement & Resumption of Trading	09/02/2005
39.	Suspension of Trading	08/31/2005
40.	Announcement	08/23/2005
41.	Announcement	08/05/2005
42.	Annual Report	08/01/2005
43.	Proxy Form	08/01/2005
44.	Circular (Proposals for re-election of retiring directors, general mandates to issue shares and repurchase securities and amendments to the bye-laws)	08/01/2005
45.	Notices of General Meetings	07/29/2005
46.	Announcement	07/29/2005
47.	Results Announcement	07/29/2005
48.	Results Announcement (Summary)	07/28/2005
49.	Announcement & Resumption of Trading	07/18/2005
50.	Suspension of Trading	07/11/2005
51.	New Listing of 2007 Warrants	06/29/2005
52.	Application Form	06/20/2005
53.	Circular (Private placing of 550,000,000 warrants being warrants in registered form to subscribe for shares in the Capital of Rexcapital International Holdings Limited at an issue price of HK$0.046 per warrant)	06/20/2005
54.	Announcement	06/14/2005
55.	Announcement	06/07/2005
56.	Announcement	05/25/2005
57.	Circular (Private placing of listed warrants, proposed refreshment of general mandate to issue new shares & proposed refreshment of scheme mandate limit under the share option scheme)	05/20/2005
58.	Proxy Form	05/20/2005
59.	Announcement	05/20/2005
60.	Notices of General Meetings	05/20/2005
61.	Announcement	05/09/2005
62.	Announcement	05/03/2005
63.	Announcement	05/03/2005
64.	Announcement & Resumption of Trading	04/22/2005
65.	Suspension of Trading	04/19/2005
66.	Announcement	04/18/2005
67.	Joint Announcement	04/11/2005
68.	Announcement	03/31/2005
69.	Unusual price & volume movements	02/21/2005
70.	Changes in Directorships	02/07/2005
71.	Joint Announcement	01/28/2005
72.	Interim Report	01/03/2005



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

DELAY IN DESPATCH OF CIRCULAR REGARDING THE DISCLOSEABLE TRANSACTION RELATING TO THE PROPOSED SUBSCRIPTION OF SHARES IN CULTURE.COM TECHNOLOGY LIMITED

The despatch of the circular to the Shareholders regarding the discloseable transaction relating to the proposed subscription of shares in Culture.com Technology Limited will be postponed. It is currently expected that the circular will be despatched on or before 21 October 2005.

Reference is made to the announcement of the Company dated 2 September 2005 ("**Announcement**") regarding the discloseable transaction relating to the proposed subscription of shares in Culture.com Technology Limited. Capitalised terms used in this announcement have the same meanings as defined in the Announcement.

Pursuant to the Listing Rules, it was originally expected that the circular relating to the Subscription ("**Circular**") which will set out, among other things, details of the Share Subscription Agreement and the issuance of the Consideration Shares will be despatched by the Company on or before 23 September 2005. Further, as set out in the Announcement, completion of the Subscription is conditional upon, amongst other things, the basis for determining the Valuation Value is agreed, the receipt by the Company of a valuation report issued pursuant to the Share Subscription Agreement and the determination of the Valuation Value. The Company views that as the Valuation Value may affect the consideration payable by the Company under the Share Subscription Agreement, the information from the valuation report should form part of the substantive information of the Circular.

As the parties are still trying to agree on the basis for determining the Valuation Value and are still looking for an appropriate valuer to prepare the valuation report, additional time is required to complete the preparation of the valuation report. The Company has applied to the Stock Exchange for extension of the deadline for the despatch of the Circular to 21 October 2005. It is expected that the Circular will be despatched on or before 21 October 2005.

By Order of the Board
REXCAPITAL International Holdings Limited
Tsang Wai Wa
Company Secretary

Hong Kong, 22 September 2005

As at the date of this announcement, the Board comprises five executive directors namely Mr. Chan How Chung, Victor, Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre, and three independent non-executive directors namely and Mr. Chow Siu Ngor, Mr. Chan Pei Cheong, Andy and Mr. Yin Tat Man.

Please also refer to the published version of this announcement in The Standard.



REXCAPITAL International Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 155)

FURTHER DELAY IN DESPATCH OF CIRCULAR

MAJOR TRANSACTION RELATING TO THE PROPOSED ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF EAGLEFLY TECHNOLOGY LIMITED

The Directors wish to announce that the despatch of the Circular will be further delayed. As additional time is required for the independent valuer to complete the necessary procedures in finalising the valuation report and the Company and its reporting accountants are requiring additional information and are still waiting for such information from the Terra Solar Group and its accountants to prepare and report the accountants' report of Eaglefly and the Terra Solar Group in the Circular, the despatch of the Circular has to be further delayed.

The Company has applied to the Stock Exchange for a waiver from strict compliance with the requirements under Rule 14.38 of the Listing Rules as to further postponement of the despatch date of the Circular to on or before 5 October 2005.

The board of directors (the "**Board**") of REXCAPITAL International Holdings Limited (the "**Company**") refers to the announcements (the "**Announcements**") of the Company dated (i) 15 July 2005 in relation to, *inter alia*, a major transaction involving a proposed acquisition of the entire issued share capital of Eaglefly which in turn holds 51% interest in the issued share capital of Terra Solar Global, Inc. and its subsidiaries and (ii) 5 August 2005 regarding the postponement of the despatch of circular from 5 August 2005 to 5 September 2005. Unless otherwise stated, terms used herein shall have the same meanings as those defined in the Announcements.

FURTHER DELAY IN DESPATCH OF CIRCULAR

Pursuant to Rule 14.38 of the Listing Rules, the Circular is required to be despatched to the shareholders of the Company within 21 days after publication of the Announcement, being on or before 5 August 2005. On 5 August 2005, the Company announced that the date for despatch of the Circular was postponed to on or before 5 September 2005.

As at the date of this announcement, the Company has conducted some preliminary due diligence on the Terra Solar Group and the independent valuer engaged by the Company has commenced its preparation of the valuation report. However, additional time is required for the independent valuer to complete the necessary procedures in finalising the valuation report in the Circular.

Furthermore, since the financial information of the Terra Solar Group was never audited, the accountants of the Terra Solar Group need considerable amount of time to produce the audited financial information of the Terra Solar Group to be reviewed by the Company and its reporting accountants. Under such circumstances, the Company and its reporting accountants require additional time to prepare the accountants' report of Eaglefly and the Terra Solar Group in the Circular.

As a result of the reasons mentioned above, additional time is required for the preparation of the contents of the Circular.

Having considered the above, the Board currently expects that the Circular will be despatched to the Company's shareholders on or before 5 October 2005. In this connection, the Company has applied to the Stock Exchange for a waiver from the strict compliance with Rule 14.38 of the Listing Rules to postpone the despatch date of the Circular to on or before 5 October 2005.

By order of the Board of
REXCAPITAL International Holdings Limited
Tsang Wai Wa
Company Secretary

Hong Kong, 5 September 2005

As at the date of this announcement, the Board comprises five executive directors namely Mr. Chan How Chung, Victor, Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre, and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Chan Pei Cheong, Andy and Mr. Yin Tat Man.

Please also refer to the published version of this announcement in The Standard.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 155)

DISCLOSEABLE TRANSACTION RELATING TO THE PROPOSED SUBSCRIPTION OF SHARES IN CULTURE.COM TECHNOLOGY LIMITED

On 30 August 2005, the Company entered into the Share Subscription Agreement with CTL pursuant to which the Company agreed to subscribe for the Subscription Shares which represents 10% interest in the then enlarged issued share capital of CTL upon completion of the Subscription and CTL agreed to allot and issue the Subscription Shares to the Company.

CTL is principally engaged in the development of Chinese language computer processor, including Embedded Chinese Character Generating Engine and V-Dragon series of CPU.

The Subscription Price for the Subscription Shares shall be the lower of HK$73,500,000 or 10% of the Valuation Value, which shall be settled in full by the allotment and issue to CTL or its nominees of not more than 490,000,000 new Shares at an issue price of HK$0.15 per Consideration Share.

The Subscription constitutes a discloseable transaction of the Company pursuant to Chapter 14 of the Listing Rules. A circular containing, among other things, details of the Share Subscription Agreement and the issuance of the Consideration Shares will be despatched to the Shareholders as soon as practicable in accordance with the Listing Rules.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities in the Company.

At the request of the Company, trading in the Shares and Warrants on the Stock Exchange was suspended with effect from 9:30 a.m. on 31 August 2005 pending the release of this announcement. Application has been made for the resumption of trading in the Shares and Warrants on the Stock Exchange with effect from 9:30 a.m. on 5 September 2005.

The Board is pleased to announce that on 30 August 2005, the Company entered into the Share Subscription Agreement with CTL pursuant to which the Company agreed to subscribe for the Subscription Shares which represents 10% interest in the then enlarged issued share capital of CTL upon completion of the Subscription and CTL agreed to allot and issue the Subscription Shares to the Company.

THE SHARE SUBSCRIPTION AGREEMENT

Date

30 August 2005

Parties

Subscriber: the Company

Issuing Company: Culture.com Technology Limited, an indirect wholly-owned subsidiary of Culturecom

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, CTL, Culturecom and its controlling shareholders (as defined in the Listing Rules) are Independent Third Parties.

Shares to be subscribed

100 shares in CTL, which represents 10% interest in the then enlarged issued share capital of CTL immediately after the completion of the Subscription. The Subscription Shares will rank pari passu in all aspects with the shares of CTL in issue as at the date of completion of the Subscription. As at the date of the Share Subscription Agreement, CTL has issued 2 ordinary shares beneficially owned by an Independent Third Party and will issue further 898 shares of HK$1.00 each to its immediate holding company by capitalization of a shareholder's loan to an extent of HK$85,992,509 before the completion of the Share Subscription Agreement.

Conditions precedent

Completion of the Subscription shall be conditional upon among others, the following conditions being satisfied and/or waived (as the case may be and by the relevant Party), summarised as follows:

(A) the Listing Committee of the Stock Exchange granting listing of, and permission to deal, in the Consideration Shares;

(B) if so required, the Bermuda Monetary Authority shall have approved the issuance of the Consideration Shares pursuant to the Share Subscription Agreement;

(C) approval from the shareholders of CTL for the allotment and issuance of the Subscription Shares in accordance with Section 57B of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong);

(D) the receipt by the Company of a report issued pursuant to the Share Subscription Agreement and the determination of the Valuation Value;

(E) the Company being satisfied with and having accepted the results of due diligence review to be conducted on the affairs, business assets, liabilities, operations, records, financial position, value of assets, accounts, results, legal and financial structure of CTL;

(F) the parties to the Share Subscription Agreement agreeing to their satisfaction, the terms and conditions of the Shareholders' Agreement;

(G) all necessary approvals (including approval certificates) from the relevant authorities in Hong Kong, Bermuda and other jurisdictions where applicable, in relation to the allotment and issuance of the Subscription Shares and the Consideration Shares having been obtained;

(H) the warranties given by CTL remaining true and correct;

(I) the warranties given by the Company remaining true and correct; and

(J) the basis for determining the Valuation Value and the appointment of the independent professional consultant being agreed by the parties to the Share Subscription Agreement.

The Company and/or CTL may waive some of the conditions in accordance with the terms of the Share Subscription Agreement.

Subscription Price

The Subscription Price for the Subscription Shares shall be the lower of HK$73,500,000 or 10% of the Valuation Value, which shall be settled in full by the allotment and issue to CTL or its nominees of such number of new ordinary shares of par value of HK$0.01 in the share capital of the Company (and in any event not more than 490,000,000 new Shares), credited as fully paid, at an issue price of HK$0.15 per Consideration Share (rounded down to the nearest whole number if fractional Consideration Share arises). The Subscription Price has been agreed by the parties after arm's length negotiation. In arriving at the Subscription Price, the Directors have made reference to the value of the technologies already developed and/or owned by CTL, research and development expenses incurred by CTL in its business and the market potential of CTL's technologies.

In case the 10% of the Valuation Value is equal to or more than HK$73,500,000, the number of Consideration Shares will be 490,000,000 Shares which represent approximately 17.80% of the existing issued share capital of the Company and will represent about 15.11% of the enlarged issued share capital of the Company assuming no further Shares will be issued from the date of this announcement up to completion of the Subscription. The issue price of HK0.15 per Consideration Share represents:

(i) a premium of approximately 11.11% to the closing price of HK$0.135 per Share as quoted on the Stock Exchange on 30 August 2005, being the last trading day of the Shares on the Stock Exchange before the publication of this announcement;

(ii) a premium of approximately 8.54% to the average closing price of HK$0.1382 per Share for the last five consecutive trading days up to and including 30 August 2005;

(iii) a premium of approximately 8.77% to the average closing price of HK$0.1379 per Share for the last ten consecutive trading days up to and including 30 August 2005; and

(iv) a premium of approximately 987% of the audited consolidated net tangible assets of the Group of HK$0.0138 per Share as at 31 March 2005.

The Consideration Shares will be issued pursuant to the general mandate to issue Shares approved by the Shareholders at the special general meeting of the Company held on 6 June 2005.

CTL has agreed to a lock-up period of six months immediately following completion of the Subscription during which it will not dispose of, transfer, sell or contract to sell (either conditionally or unconditionally, or directly or indirectly, or otherwise) any of the Consideration Shares. The issue price of the Consideration Shares was determined after arm's length negotiations between the Company and CTL. The Board considers that the terms of the Share Subscription Agreement, including the issue price of the Consideration Shares, are fair and reasonable and in the best interests of the Company and the Shareholders as a whole.

Completion

Completion of the Share Subscription Agreement shall take place on the fifth Business Day after the date on which the conditions precedent in the Share Subscription Agreement are satisfied or waived or such other date as the Company and CTL may agree in writing. If any of the conditions precedent in the Share Subscription Agreement have not been fulfilled or satisfied or complied with or waived on or before ninety days after the date of the Share Subscription Agreement (or such other later date as the parties to the Share Subscription Agreement may agree), the parties to the Share Subscription Agreement shall not be obliged to complete the Subscription and the Share Subscription Agreement shall cease to have any effect save and except otherwise provided for in the Share Subscription Agreement.

INFORMATION ON CTL

CTL is a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of Culturecom.

CTL is principally engaged in research and development of Chinese information infrastructure, including amongst other things, Chinese Character Generating Engine ("CCGE"); V-Dragon series of CPU and solutions for related computer applications. The research and development team of CTL is led by Mr. Chu Bong Foo, the vice-chairman of Culturecom and the inventor of Changjie Index System.

CCGE, is a Chinese font generation code capable of automatically generating Chinese characters instead of retrieving Chinese characters from an outside Chinese characters databank, revolutionizing cumbersome traditional Chinese print-edit method.

V-Dragon series of CPU comprise "V-Dragon 1610 CPU" and "V-Dragon 3210 CPU". CTL has integrated the CPU core technology with CCGE to develop the "V-Dragon 1610 CPU", and subsequently cooperated with IBM to launch the "V-Dragon 3210 CPU" in 2003. The V-Dragon series of CPU can be widely used in all kinds of Chinese embedded devices such as e-textbook, Tax/POS terminal and Chinese network computer.

The unaudited net liability of CTL as at 31 July 2005 was approximately HK$53,225,000. The audited net liability of CTL as at 31 March 2005 was approximately HK$51,989,000. For the year ended 31 March 2005, CTL recorded audited net loss before and after taxation of approximately HK$11,116,000. The audited net liability of CTL as at 31 March 2004 was approximately HK$40,873,000. For the year ended 31 March 2004, CTL recorded audited net loss before and after taxation of approximately HK$10,147,000.

REASONS FOR AND BENEFITS OF THE SUBSCRIPTION

The Company is an investment holding company. The subsidiaries of the Company are principally engaged in (i) strategic investments and capital market activities such as participating in primary and secondary securities market and provision of capital market advisory services; and (ii) financing business.

The Company has been proactively identifying suitable investment opportunities to develop the Group's business. Although CTL was loss making in the preceding two financial years, the Directors believe the Subscription represents a suitable entry point for the Group to exploit business opportunities to participate in the CPU market in China and the Chinese communities in other Asian areas. Insofar as the Directors are aware, CTL is one of the pioneers in the development of the Chinese font generation code capable of automatically generating Chinese characters instead of retrieving Chinese characters from an outside Chinese characters databank, and thus revolutionizing cumbersome traditional Chinese print-edit method. Therefore, the Directors believe that the Group will benefit from the experience, expertise and management skills of CTL in the CPU market in China through the Subscription. Considering the increase in demand in China for computer and information technology related appliances, the Directors believe the Subscription would enhance the earning potential and recurrent income base of the Group in the long run.

EFFECTS ON SHAREHOLDING STRUCTURE

Reference is made to the announcement made by the Company on 15 July 2005 in respect of the Eaglefly Acquisition.

In case the Eaglefly Acquisition has been completed before the completion of the Subscription and 10% of the Valuation Value of CTL is not less than HK$73,500,000, the shareholding structure of the Company (a) as at the date of this announcement; (b) immediately upon the issue and allotment of the Consideration Shares pursuant to the completion of the Share Subscription Agreement; and (c) immediately upon the issue and allotment of the Consideration Shares and the full exercise of the subscription rights attaching to the Warrants are as follows:

	As at the date of this announcement		**Upon the issue and allotment of the Consideration Shares**		**Upon the issue and allotment of the Consideration Shares and full exercise of the subscription rights attaching to the Warrants**	
	No. of Shares	*%*	*No. of Shares*	*%*	*No. of Shares*	*%*
Mr. Chan How Chung, Victor ("Mr. Chan") *(Note 1)*	689,060,662	25.03	689,060,662	17.93	689,060,662	15.69
MIL (or its nominee(s))	–	–	600,000,000	15.62	600,000,000	13.66
CTL (or its nominee(s))	–	–	490,000,000	12.75	490,000,000	11.15
Public	2,063,391,196	74.97	2,063,391,196	53.70	2,063,391,196	46.98
Holders of Warrants *(Note 2)*	–	–	–	–	550,000,000	12.52
Total	2,752,451,858	100.00	3,842,451,858	100.00	4,392,451,858	100.00

Notes:

(1) Of the 689,060,662 Shares beneficially owned by Mr. Chan, a Director and the Chairman of the Company, 258,052,510 and 360,000 Shares are held by Mega Market Assets Limited and Sino Success Development Corp. respectively, both of which are wholly-owned by Mr. Chan. The remaining 413,881,152 and 16,767,000 Shares are held by RPI Holdings Limited and REXCAPITAL International Limited respectively. The issued share capital of RPI Holdings Limited is owned as to 75% by Mr. Chan and as to 25% by Ms. Lee Huei Lin, a Director. The issued share capital of REXCAPITAL International Limited is owned as to 75% by Mr. Chan, as to 12.5% by Ms. Lee Huei Lin and as to 12.5% by an Independent Third Party.

(2) To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, neither CTL or Culturecom is interested in any of the Warrants.

In case the Eaglefly Acquisition has not been completed before the completion of the Subscription and 10% of the Valuation Value of CTL is not less than HK$73,500,000, the shareholding structure of the Company (a) as at the date of this announcement; (b) immediately upon the issue and allotment of the Consideration Shares pursuant to the completion of the Share Subscription Agreement; and (c) immediately upon the issue and allotment of the Consideration Shares and the full exercise of the subscription rights attaching to the Warrants are as follows:

	As at the date of this announcement		**Upon the issue and allotment of the Consideration Shares**		**Upon the issue and allotment of the Consideration Shares and full exercise of the subscription rights attaching to the Warrants**	
	No. of Shares	*%*	*No. of Shares*	*%*	*No. of Shares*	*%*
Mr. Chan	689,060,662	25.03	689,060,662	21.25	689,060,662	18.17
CTL (or its nominee(s))	–	–	490,000,000	15.11	490,000,000	12.92
Public	2,063,391,196	74.97	2,063,391,196	63.64	2,063,391,196	54.41
Holders of Warrants	–	–	–	–	550,000,000	14.50
Total	2,752,451,858	100.00	3,242,451,858	100.00	3,792,451,858	100.00

APPLICATION FOR LISTING

Application will be made by the Company to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Consideration Shares.

LISTING RULES IMPLICATIONS

The Subscription constitutes a discloseable transaction of the Company under the Listing Rules.

A circular containing, among the others, details of the Subscription will be despatched to the Shareholders as soon as possible.

GENERAL

At the request of the Company, trading in the Shares and Warrants on the Stock Exchange was suspended with effect from 9:30 a.m. on 31 August 2005 pending the release of this announcement. Application has been made for the resumption of trading in the Shares and Warrants on the Stock Exchange with effect from 9:30 a.m. on 5 September 2005.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities in the Company.

DEFINITIONS

In the announcement, the following expressions have the meanings set out below unless the context otherwise requires.

"Board"	the board of Directors
"Company"	REXCAPITAL International Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Consideration Share(s)"	not more than 490,000,000 Shares at an issue price of HK$0.15 per Share for settlement of the Subscription Price under the Share Subscription Agreement
"CTL"	Culture.com Technology Limited, a company incorporated in Hong Kong with limited liability
"Culturecom"	Culturecom Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Director(s)"	director(s) including independent non-executive director(s) of the Company
"Eaglefly Acquisition"	the proposed acquisition of the entire issued share capital of Eaglefly Technology Limited by the Company constituting a major transaction and as disclosed in the announcement made by the Company on 15 July 2005
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Third Party(ies)"	person(s) or company(ies) together with its/their beneficial owner(s) who or which is/are, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry not connected person(s) (as defined in the Listing Rules) to the Company
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"MIL"	Multichannel Investments Limited which is the vendor in the proposed acquisition of the entire issued share capital of Eaglefly Technology Limited as announced by the Company on 15 July 2005
"Share Subscription Agreement"	the conditional agreement dated 30 August 2005 entered into between the Company and CTL in relation to the Subscription
"Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of the Company
"Shareholder(s)"	holders of the Shares
"Shareholders' Agreement"	an agreement to be entered into at completion of the Subscription amongst the shareholders of CTL and CTL for the purpose of governing the rights and obligations of such parties in respect of the future operation of CTL
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the proposed subscription by the Company for Subscription Shares and the issuance and allotment of the Subscription Shares by CTL to the Company (or its nominees as directed) pursuant to the Share Subscription Agreement
"Subscription Price"	the price payable by the Company to CTL for subscription of all the Subscription Shares pursuant to the Share Subscription Agreement
"Subscription Share(s)"	100 ordinary shares of HK$1.00 each in the capital of CTL, representing 10% of the then issued share capital of CTL immediately after the completion of the Share Subscription Agreement
"Valuation Value"	the fair value of CTL stated in the valuation report to be issued by an independent professional consultant appointed by the Company
"Warrants"	warrant(s) of the Company in an aggregate amount of HK$63,800,000 listed on the Stock Exchange, conferring rights to subscribe for Shares between 4 July 2005 and 3 July 2007 (both dates inclusive) at an initial subscription price of HK$0.116 (subject to adjustment)

"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

By Order of the Board
Tsang Wai Wa
Company Secretary

Hong Kong, 2 September 2005

As at the date of this announcement, the Board comprises five executive directors namely Mr. Chan How Chung, Victor, Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre, and three independent non-executive directors namely and Mr. Chow Siu Ngor, Mr. Chan Pei Cheong, Andy and Mr. Yin Tat Man.

Please also refer to the published version of this announcement in The Standard.

Investor

Investment Service Centre

[Lis]ted Companies Information


RECEIVED
2006 MAY 10 A 10:23

REXCAPITAL<00155> - Suspension of Trading

At the request of REXCAPITAL International Holdings Limited (the "Company"), trading in its securities has been suspended with effect from 9:30 a.m. today (31/8/2005) pending the release of an announcement in relation to a possible transaction involving issuance of new shares by the Company.



REXCAPITAL International Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 155)

MAJOR TRANSACTION RELATING TO THE PROPOSED ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF EAGLEFLY TECHNOLOGY LIMITED

Reference is made to the announcement of the Company dated 15 July 2005, the Directors wish to announce that since more time is required (a) by the Company to (i) complete its due diligence on Eaglefly and the Terra Solar Group and (ii) convene the Special General Meeting to approve the Sale and Purchase Agreement and the transactions contemplated therein; and (b) by the independent international valuer to prepare the valuation report, the Company and the Vendor have agreed on 20 August 2005 to fix 31 October 2005 as the new date for completion.

The board of directors (the "Board") of REXCAPITAL International Holdings Limited (the "Company") refers to the announcement of the Company dated 15 July 2005 (the "Announcement") in relation to, inter alia, a major transaction involving a proposed acquisition of the entire issued share capital of Eaglefly which in turn holds 51% interest in the issued share capital of Terra Solar Global, Inc. and its subsidiaries. Unless otherwise stated, terms used herein shall have the same meanings as those defined in the Announcement.

FIXING OF A NEW DATE FOR COMPLETION

Pursuant to the Sale and Purchase Agreement, completion shall take place on a date which is 45 days from the date of the Sale and Purchase Agreement, i.e. 23 August 2005, or such later date as may be mutually agreed by the parties.

As more time is required (a) by the Company to (i) complete its due diligence on Eaglefly and the Terra Solar Group and (ii) convene the Special General Meeting to approve the Sale and Purchase Agreement and the transactions contemplated therein; and (b) by the independent international valuer to prepare the valuation report, the Company and the Vendor have agreed on 20 August 2005 to fix a new date for completion. Subject to all the conditions in the Sale and Purchase Agreement be fulfilled, satisfied, complied with or waived by the Company, the new date for completion shall be 31 October 2005.

As at the date of this announcement, certain conditions in the Sale and Purchase Agreement have not yet been fulfilled, satisfied or complied with. Apart from the condition that the Listing Committee of the Stock Exchange does not consider that the Acquisition (a) would constitute a reverse takeover (as defined in the Listing Rules) of the Company and (b) would require the Enlarged Group or the Sale Share to be acquired by the Company to meet the basic conditions set out in Chapter 8 of the Listing Rules, all other conditions in the Sale and Purchase Agreement are still outstanding and have not been fulfilled, satisfied or complied with or waived by the Company.

By order of the Board of
REXCAPITAL International Holdings Limited
Chan How Chung, Victor
Chairman

Hong Kong, 22 August 2005

As at the date of this announcement, the Board comprises five executive directors namely Mr. Chan How Chung, Victor, Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre, and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Chan Pei Cheong, Andy and Mr. Yin Tat Man.

Please also refer to the published version of this announcement in The Standard.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



REXCAPITAL International Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 155)

DELAY IN DESPATCH OF CIRCULAR

MAJOR TRANSACTION RELATING TO THE PROPOSED ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF EAGLEFLY TECHNOLOGY LIMITED

The Directors wish to announce that the despatch of the Circular will be delayed. As additional time is required for the independent international valuer to complete the necessary procedure in preparing the valuation report and additional information is required by the Company, its auditors and the independent international valuer for the preparation of certain contents of the Circular, which includes but not limited to, the financial information of Eaglefly and the Terra Solar Group and the valuation report on the Terra Solar Group, the despatch of the Circular has to be delayed. The Company is still waiting for such information from the Terra Solar Group.

The Company has applied to the Stock Exchange for a waiver from strict compliance with the requirements under Rule 14.38 of the Listing Rules to postpone the despatch date of the Circular to on or before 5 September 2005.

The board of directors (the "**Board**") of REXCAPITAL International Holdings Limited (the "**Company**") refers to the announcement of the Company dated 15 July 2005 (the "**Announcement**") in relation to, inter alia, a major transaction involving a proposed acquisition of the entire issued share capital of Eaglefly which in turn holds 51% interest in the issued share capital of Terra Solar Global, Inc. and its subsidiaries. Unless otherwise stated, terms used herein shall have the same meanings as those defined in the Announcement.

DELAY IN DESPATCH OF CIRCULAR

Pursuant to Rule 14.38 of the Listing Rules, a circular of the Company (the "**Circular**") is required to be despatched to shareholders of the Company within 21 days after publication of the Announcement, being on or before 5 August 2005. The Company has, being part of its due diligence review of the Terra Solar Group, engaged an independent international valuer to prepare a valuation report on the fair market value of the Terra Solar Group and such valuation report will be included in the Circular. Additional time is required for the independent international valuer to complete the necessary procedure in preparing the valuation report. Furthermore, additional information is required by the Company, its auditors and the independent international valuer for the preparation of certain contents of the Circular, which includes but not limited to, the financial information of Eaglefly and the Terra Solar Group and the valuation report on the Terra Solar Group. The Company is still waiting for such information from the Terra Solar Group. As a result, additional time is required for the preparation of the contents of the Circular.

Having considered the above, the Board currently expects that the Circular will be despatched to the Company's shareholders on or before 5 September 2005. In this connection, the Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 14.38 of the Listing Rules to postpone the despatch date of the Circular to on or before 5 September 2005.

By order of the Board of
REXCAPITAL International Holdings Limited
Chan How Chung, Victor
Chairman

Hong Kong, 5 August 2005

As at the date of this announcement, the Board comprises five executive directors namely Mr. Chan How Chung, Victor, Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre, and three independent non-executive directors namely and Mr. Chow Siu Ngor, Mr. Chan Pei Cheong, Andy and Mr. Yin Tat Man.

Please also refer to the published version of this announcement in The Standard.




RECEIVED
2005 MAY 10 A 10:23

REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 155)

FORM OF PROXY FOR ANNUAL GENERAL MEETING

I/We[1] ____
of ____
being the registered holder(s) of [2] ____________________________ share(s) of HK$0.01 each (the "Share(s)") in the capital of REXCAPITAL International Holdings Limited (the "Company"), **HEREBY APPOINT**
of ____
OR FAILING HIM THE CHAIRMAN OF THE MEETING[3] (as defined below) as my/our proxy to attend and act for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Lecture Room B, Joint Professional Centre, Unit 1, Ground Floor, The Center, 99 Queen's Road Central, Hong Kong on Wednesday, 31st August 2005 at 4:30 p.m. (the "Meeting") for the purpose of considering and, if thought fit, with or without modification, passing the resolutions as set out in the notice convening the Meeting (the "Notice of Meeting") and at the Meeting to vote for me/us and in my/our name(s) in respect of such resolutions as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit.

	ORDINARY RESOLUTIONS	FOR[4]	AGAINST[4]
1.	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st March 2005.		
2.	(a) To re-elect Mr. Chan Wai Kwong, Peter as director.		
	(b) To re-elect Mr. Chu Chik Ming, Jack as director.		
	(c) To re-elect Mr. Seligman Pierre as director.		
	(d) To re-elect Mr. Chan Pei Cheong, Andy as director.		
	(e) To re-elect Mr. Yin Tat Man as director.		
3.	To authorise the board of directors to fix the remuneration of directors.		
4.	To re-appoint Messrs Grant Thornton as auditors and authorise the directors to fix their remuneration.		
5.	To grant a general mandate to the directors to repurchase securities of the Company.		
6.	To grant a general mandate to the directors to allot, issue and deal with additional shares of the Company.		
7.	To extend the general mandate to the directors to allot, issue and deal with additional shares of the Company by the amount of shares repurchased.		
	SPECIAL RESOLUTION		
8.	To approve the amendments to the bye-laws of the Company.		

Signature(s) ______________________________

Full name(s) ______________________ (Block Capitals)

Dated this ______________ day of ______________ 2005

Notes:

1. Full name(s) and address(es) must be inserted in **BLOCK CAPITALS**. The names of all joint registered holders should be stated.
2. Please insert the number of Shares registered in your name(s) and to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all Shares registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, strike out the relevant reference and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: If you wish to vote for the resolution, tick in the relevant box marked "For". If you wish to vote against the resolution, tick in the relevant box marked "Against".** If no direction is given the proxy will vote or abstain as he/she thinks fit. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the Meeting in addition to the one referred to in the Notice of Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign on behalf of the corporation.
6. In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a certified copy of such power of attorney or authority, must be deposited at the Company's branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof.
7. In the case of joint holders of a Share, if more than one of such joint holders are present at the Meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion of this form will not preclude you from attending and voting at the Meeting if you so wish.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your securities in REXCAPITAL International Holdings Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

PROPOSALS FOR
RE-ELECTION OF RETIRING DIRECTORS
GENERAL MANDATES TO ISSUE SHARES AND
REPURCHASE SECURITIES
AND
AMENDMENTS TO THE BYE-LAWS

A notice convening the Annual General Meeting to be held at Lecture Room B, Joint Professional Centre, Unit 1, Ground Floor, The Center, 99 Queen's Road Central, Hong Kong on Wednesday, 31 August 2005 at 4:30 p.m. is set out in the 2005 Annual Report. A form of proxy for use at the Annual General Meeting is enclosed herewith. Whether or not you are able to attend the Annual General Meeting in person, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the branch share registrar of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as practicable and in any event not later than 48 hours before the time appointed for holding of the Annual General Meeting or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the Annual General Meeting or any adjourned meeting should you so wish.

30 July 2005

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Annual General Meeting"	the annual general meeting of the Company to be held at Lecture Room B, Joint Professional Centre, Unit 1, Ground Floor, The Center, 99 Queen's Road Central, Hong Kong on Wednesday, 31 August 2005 at 4:30 p.m.
"Bye-laws"	the bye-laws of the Company
"Company"	REXCAPITAL International Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the securities of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	27 July 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Options"	the options granted under the share option scheme adopted by the Company on 29 July 2002 to subscribe for Shares in accordance with the terms of the share option scheme
"Repurchase Mandate"	a general mandate proposed to be granted to the Directors to exercise all the powers of the Company to repurchase securities listed on the Stock Exchange in the following manner: (i) the aggregate nominal amount of Shares to be repurchased shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issued at the date of passing the relevant resolution granting the Repurchase Mandate; and

	(ii) the aggregate nominal amount of 2007 Warrants to be repurchased shall not exceed 10% of the aggregate amount of the 2007 Warrants outstanding at the date of passing the relevant resolution granting the Repurchase Mandate
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shares"	share(s) of HK$0.01 each in the capital of the Company
"Shareholders"	holders of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	Hong Kong Code on Takeovers and Mergers
"2005 Annual Report"	the annual report of the Company for the year ended 31 March 2005
"2007 Warrants"	warrant(s) of the Company listed on the Stock Exchange, conferring rights to subscribe for Shares at an initial subscription price of HK$0.116 per Share (subject to adjustment) at any time between 4 July 2005 and 3 July 2007 (both dates inclusive)
"HK$"	Hong Kong dollars
"%"	percentage



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

Executive Directors:
Chan How Chung, Victor *(Chairman)*
Lee Huei Lin
Chan Wai Kwong, Peter
Chu Chik Ming, Jack
Seligman Pierre

Independent non-executive Directors:
Chow Siu Ngor
Chan Pei Cheong, Andy
Yin Tat Man

Registered Office:
Clarendon House
Church Street
Hamilton HM11
Bermuda

Head Office and Principal Place of Business in Hong Kong:
Suite 3402, 34/F, COSCO Tower
Grand Millennium Plaza
183 Queen's Road Central
Hong Kong

30 July 2005

To the Shareholders and, for information only, holders of the 2007 Warrants and the Options

Dear Sir/Madam,

PROPOSALS FOR RE-ELECTION OF RETIRING DIRECTORS GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SECURITIES AND AMENDMENTS TO THE BYE-LAWS

INTRODUCTION

The purpose of this circular is to give you information regarding the following resolutions to be proposed at the Annual General Meeting to enable the Shareholders to make an informed decisions on whether to vote for or against the resolutions.

The resolutions include (i) re-election of Directors; (ii) granting to the Directors the Repurchase Mandate; (iii) granting to the Directors a general and unconditional mandate (a) to issue further Shares representing up to 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of the resolution and (b) to issue Shares not exceeding 20% of the aggregate nominal amount of the share capital so repurchased pursuant to the Repurchase Mandate; and (iv) approving the amendments to the Bye-laws.

THE REPURCHASE MANDATE AND GENERAL MANDATE TO ISSUE SHARES

At the Annual General Meeting, an ordinary resolution will be proposed to grant to the Directors the Repurchase Mandate subject to the criteria set out in this circular. In accordance with the Listing Rules, the Company is required to send to the Shareholders an explanatory statement which is set out in Appendix I of this circular.

Ordinary resolutions will also be proposed at the Annual General Meeting in respect of the grant of the respective general mandates to issue, allot and deal with new Shares not exceeding 20% of the issued share capital of the Company at the date of passing the relevant resolution and extend such general mandate so granted to the Directors by adding to it any Shares repurchased by the Company up to 10% of the issued share capital of the Company at the date of passing the resolution regarding the Repurchase Mandate.

RE-ELECTION OF DIRECTORS

At the Annual General Meeting, a resolution will also be proposed to re-elect Directors. In accordance with Bye-law 88, Mr Chan Wai Kwong, Peter shall retire at the Annual General Meeting and, being eligible, offers himself for re-election. In accordance with Bye-law 86(2), Mr Chu Chik Ming, Jack, Mr Seligman Pierre, Mr Chan Pei Cheong, Andy and Mr Yin Tat Man shall retire at the Annual General Meeting and, being eligible, offer themselves for re-election. Details of the Directors who are proposed to be re-elected at the Annual General Meeting are set out in Appendix II of this circular.

AMENDMENTS TO THE BYE-LAWS

The Directors propose to put forward to the Shareholders for approval at the Annual General Meeting of a special resolution to amend the Bye-laws to the effect that:

(i) a resolution put to the vote of a general meeting shall be decided by way of a poll if it is required by the Listing Rules;

(ii) every Director, excluding those holding the office of chairman or managing director, shall be subject to retirement by rotation at least once every three years; and

(iii) every Director holding the office of chairman or managing director shall be subject to re-election once every three years.

The proposed amendments to the Bye-laws are set out in resolution numbered 8 of the notice of the Annual General Meeting which is contained in the 2005 Annual Report.

ANNUAL GENERAL MEETING

A form of proxy for use at the Annual General Meeting is enclosed herewith. Whether or not you are able to attend the Annual General Meeting in person, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the branch share registrar of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as practicable and in any event not later than 48 hours before the time appointed for holding of the Annual General Meeting or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the Annual General Meeting or any adjourned meeting should you so wish.

PROCEDURES BY WHICH SHAREHOLDERS MAY DEMAND A POLL

Pursuant to Rule 13.55(3) of the Listing Rules, the procedures by which Shareholders may demand a poll in a general meeting of the Company is set out as follows:

According to Bye-law 66, a resolution proposed at a general meeting of the Company shall be decided on a show of hands unless a poll is demanded before or on the declaration of the result of the show of hands by:

(i) the chairman of such meeting; or

(ii) at least 3 Shareholders present in person (or in the case of a Shareholder being a corporation by its duly authorised corporate representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) any Shareholder or Shareholders present in person (or in the case of a Shareholder being a corporation by its duly authorised corporate representative) or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(iv) any Shareholder or Shareholders present in person (or in the case of a Shareholder being a corporation by its duly authorised corporate representative) or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

RECOMMENDATION

The Directors are of the opinion that the proposals for re-election of retiring Directors, the Repurchase Mandate, the general mandates to issue Shares and the amendments to the Bye-laws are in the best interests of the Company and the Shareholders and, accordingly, recommend you to vote in favour of the relevant resolutions to be proposed at the Annual General Meeting.

By order of the board

Chan How Chung, Victor
Chairman

This is an explanatory statement given to all Shareholders relating to a resolution to be proposed at the Annual General Meeting for approving the Repurchase Mandate. This explanatory statement contains all the information required pursuant to Rule 10.06(1)(b) and other relevant provisions of the Listing Rules which are set out as follows:

1. SHARE CAPITAL AND 2007 WARRANTS

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,752,451,858 Shares and the outstanding 2007 Warrants conferring rights to subscribe up to HK$63,800,000 in aggregate for 550,000,000 Shares (subject to adjustment).

Exercise in full of the Repurchase Mandate, on the basis that no further exercise of the 2007 Warrants and no further Shares are issued or repurchased prior to the date of the Annual General Meeting, could accordingly result in up to 275,245,185 Shares, representing 10% of the issued share capital of the Company as at the Latest Practicable Date, being repurchased by the Company.

2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its Shareholders to seek a general authority from Shareholders to enable the Directors to purchase the Shares and the 2007 Warrants in the market. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and/or its earnings per share and will only be made when the Directors believe that such a purchase will benefit the Company and its Shareholders.

3. FUNDING OF REPURCHASES

Pursuant to the Repurchase Mandate, repurchases would be funded entirely from the Company's available cashflow or working capital facilities which will be funds legally available in accordance with the provisions of the Bye-laws and the Bermuda law for the purpose. It is envisaged that the funds required for any repurchase would be derived from those funds of the Company, legally permitted to be utilised in this connection, including capital paid up on the Shares to be repurchased, profits otherwise available for distribution and sums standing to either the share premium account or contributed surplus account of the Company.

On the basis of the consolidated financial position of the Company as at 31 March 2005 (being the date to which the latest published audited financial statements of the Company have been made up), the Directors consider that the exercise in full of the Repurchase Mandate would not have a material adverse impact on the working capital or gearing level of the Company. No repurchase would be made in circumstances that would have a material adverse impact on the working capital or gearing level of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors consider that such purchases were in the best interests of the Company notwithstanding such material adverse impact.

4. SHARE PRICES

The highest and lowest market prices at which the Shares have traded on the Stock Exchange in each of the previous twelve months from July 2004 to June 2005 were as follows:

Month	Highest *HK$*	Lowest *HK$*
2004		
July	0.068	0.042
August	0.049	0.040
September	0.050	0.040
October	0.046	0.040
November	0.115	0.043
December	0.126	0.107
2005		
January	0.128	0.116
February	0.185	0.120
March	0.178	0.156
April	0.175	0.151
May	0.176	0.143
June	0.172	0.163

5. REPURCHASES OF SHARES AND 2007 WARRANTS MADE BY THE COMPANY

No repurchases of Shares and 2007 Warrants have been made by the Company during the last six months.

6. GENERAL INFORMATION

None of the Directors nor, to the best of their knowledge, having made all reasonable enquiries, any of their associates, have any present intention, if the Repurchase Mandate is approved and exercised, to sell any Shares and 2007 Warrants to the Company or its subsidiaries.

The Directors have undertaken to the Stock Exchange, so far as the same may be applicable, to exercise the power of the Company to repurchase Shares and 2007 Warrants in accordance with the Listing Rules and the applicable laws of Bermuda.

If as a result of a share repurchase a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (within the meaning of the Takeovers Code) depending on the level of increase of the Shareholder's interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with rule 26 of the Takeovers Code as a result of such increase.

As at the Latest Practicable Date, Mr. Chan How Chung, Victor ("Mr. Chan") was interested in approximately 25.03% of the issued share capital of the Company. Mr. Chan was not interested in any 2007 Warrants or Options. Based on such shareholdings, in the event that the Directors exercise in full the power to repurchase securities pursuant to the Repurchase Mandate and there is no change in the issued share capital of the Company after the Latest Practicable Date, the shareholdings of Mr. Chan would increase to approximately 27.82% of the issued share capital of the Company. The Directors are not aware of any Shareholder or group of Shareholders acting in concert who will become obliged to make a mandatory offer in accordance with rule 26 of the Takeovers Code as a result of repurchase of securities. The Directors also consider that such increase would not reduce the total number of issued Shares held by the public to less than 25% as required under Rule 8.08 of the Listing Rules (or the relevant prescribed minimum percentage required by the Stock Exchange).

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares or 2007 Warrants to the Company, or have undertaken not to do so, if the Repurchase Mandate is approved by the Shareholders.

Set out below are the details of the Directors who are proposed to be re-elected at the Annual General Meeting.

MR. CHAN WAI KWONG, PETER

Mr. Chan Wai Kwong, Peter, aged 52, was appointed as an executive Director in April 2002. He graduated with a bachelor degree in Social Science (Economics) from the University of Western Ontario, Canada in 1978. Mr. Chan has over 23 years of experience in marketing and business development. Prior to joining the Group, Mr. Chan was a chief operation officer of Chinainfohighway Hong Kong Limited, a total Internet solutions provider. Mr. Chan is also an executive director of Mobile Telecom Network (Holdings) Limited and an independent non-executive director of China Golden Development Holdings Limited, both are listed companies in Hong Kong.

Mr. Chan is not connected with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, within the meaning of Part XV of the SFO, Mr. Chan was interested in 1,000,000 Shares by virtue of his interest in 1,000,000 Options. Save as disclosed herein, he does not have any interests in the Shares within the meaning of Part XV of the SFO. There is a service contract entered into between the Company and Mr. Chan. The appointment of Mr. Chan has no fixed term but he is subject to retirement by rotation and re-election in accordance with the Bye-laws. His director's remuneration shall be determined by the board on the basis of his previous experience, responsibilities and the prevailing market condition and subject to the approval of the Shareholders. Mr. Chan has not received any director's fee since his appointment. He will be entitled to monthly emoluments (including salary, discretionary bonus and other benefits), currently being approximately HK$50,000.

MR. CHU CHIK MING, JACK

Mr. Chu Chik Ming, Jack, aged 49, was appointed as an executive Director in February 2005. He holds a MBA degree in real estate, a Bachelor of Science degree in business management and an associate degree in construction. He is a Certified Commercial Investment Member. Mr. Chu is a non-executive director of ViaGOLD Capital Limited ("ViaGOLD"), a public company listed on the Australian Stock Exchange, since May 1999 and was appointed as the chairman of ViaGOLD since February 2004. He has extensive experience in strategic investment of number of essential business and IT projects focused at creating an e-Commerce infrastructure in China. Prior to that, Mr. Chu was a real estate consultant, consulting on project feasibility, site selection as well as property market analysis.

Mr. Chu is not connected with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, within the meaning of Part XV of the SFO, Mr. Chu was interested in 1,000,000 Shares by virtue of his interest in 1,000,000 Options. Save as disclosed herein, he does not have any interests in the Shares within the meaning of Part XV of the SFO. There is no service contract entered into between the Company and Mr. Chu and he is subject to retirement by rotation and re-election in accordance with the Bye-laws. His director's remuneration shall be determined by the board annually on the basis of his previous experience, responsibilities and the prevailing market condition and subject to the approval of the Shareholders. Mr. Chu has not received any remuneration since his appointment.

MR. SELIGMAN PIERRE

Mr. Seligman Pierre, aged 39, was appointed as an executive Director in February 2005. He holds a Bachelors degree in French Literature and a textile degree in knitwear from the University of Leeds in the United Kingdom. Mr. Seligman is an executive director of ViaGOLD since February 2004. He has more than 15 years experience in local and overseas trading business working as a senior executive. Mr. Seligman is not connected with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, within the meaning of Part XV of the SFO, Mr. Seligman was interested in 24,700,000 Shares by virtue of his interest in 24,700,000 Options. Save as disclosed herein, he does not have any interests in the Shares within the meaning of Part XV of the SFO. There is no service contract entered into between the Company and Mr. Seligman and he is subject to retirement by rotation and re-election in accordance with the Bye-laws. His director's remuneration shall be determined by the board annually on the basis of his previous experience, responsibilities and the prevailing market condition and subject to the approval of the Shareholders. Mr. Seligman has not received any remuneration since his appointment.

MR. YIN TAT MAN

Mr. Yin Tat Man, aged 45, was appointed as an independent non-executive Director and a member of the Company's audit committee in September 2004. He holds a Bachelor of Science degree from University of Toronto in Canada. He is a professional business executive with over 20 years of experience in the information technology industry specializing in the field of project management, risk management and channel management. Currently, Mr. Yin is an IT director of an international IT and system technology company based in Shanghai. Mr. Yin has not been a director in any other listed company in the past 3 years.

Mr. Yin is not connected with any directors, senior management or substantial or controlling shareholders of the Company, and he does not have any interests in the Shares within the meaning of Part XV of the SFO. There is no service contract entered into between the Company and Mr. Yin and he is subject to retirement by rotation and re-election in accordance with the Bye-laws. He will be entitled to director's fee of HK$80,000 per annum, subject to the approval of the Shareholders, which is determined by the board annually on the basis of his previous experience, responsibilities and the prevailing market condition.

MR. CHAN PEI CHEONG, ANDY

Mr. Chan Pei Cheong, Andy, aged 44, was appointed as an independent non-executive Director and a member of the Company's audit committee in September 2004. He is a certified public accountant in Hong Kong and the United Kingdom. He has extensive experience in financial management, investment and corporate finance areas for 20 years. Mr. Chan holds a master degree in business administration from the University of Durham, England and an honours diploma in accountancy from the Lingnan University. He is also a fellow of the Chartered Association of Certified Accountants and the Hong Kong Institute of Certified Public Accountants and an associate member of the Institute of Chartered Secretaries and Administrators. Mr. Chan is currently a director of an accounting firm in Hong Kong and also an independent non-executive director of another listed company namely Guangdong Kelon Electrical Holdings Company Limited. From March 2001 to September 2002, he also served as a non-executive director of Shang Hua Holdings Limited.

Mr: Chan is not connected with any directors, senior management or substantial or controlling shareholders of the Company, and he does not have any interests in the Shares within the meaning of Part XV of the SFO. There is no service contract entered into between the Company and Mr. Chan and he is subject to retirement by rotation and re-election in accordance with the Bye-laws. He will be entitled to director's fee of HK$80,000 per annum, subject to the approval of the Shareholders, which is determined by the board annually on the basis of his previous experience, responsibilities and the prevailing market condition.

Save as disclosed above, there is no other matters that need to be brought to the attention of the Shareholders.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 155)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the annual general meeting of REXCAPITAL International Holdings Limited (the "Company") will be held at Lecture Room B, Joint Professional Centre, Unit 1, Ground Floor, The Center, 99 Queen's Road Central, Hong Kong on Wednesday, 31 August 2005 at 4:30 p.m. for the following purposes:–

AS ORDINARY BUSINESS

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 March 2005.

2. To re-elect directors.

3. To authorize the board of directors to fix the remuneration of directors.

4. To re-appoint auditors and authorize the board of directors to fix their remuneration.

AS SPECIAL BUSINESS

5. To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:–

   "THAT:–

   (1) subject to paragraphs (2) and (3) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and is recognized by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and it is hereby generally and unconditionally approved;

   (2) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (1) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution, and the said approval shall be limited accordingly;

(3) the aggregate amount of subscription rights attached to the warrants to be purchased by the Company pursuant to the approval in paragraph (1) above shall not exceed 10 per cent of the aggregate amount of subscription rights attached to such warrants outstanding at the date of passing of this resolution, and the said approval shall be limited accordingly; and

(4) for the purposes of this resolution:–

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution of the members of the Company in general meeting; and

(iii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Company's bye-laws to be held."

6. To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:–

"**THAT**:–

(1) subject to paragraph (3) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the share capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be hereby generally and unconditionally approved;

(2) the approval in paragraph (1) above shall authorize the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(3) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (1) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) the exercise of any option under any option scheme or similar arrangement for the time being adopted for the grant or issue to relevant eligible participants of shares or rights to acquire shares of the Company; (iii) the exercise of subscription rights or conversion rights attaching to the warrants issued by the Company or any securities which are convertible into shares of the Company and from time to time outstanding; or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the bye-laws of the Company, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this resolution and the said approval shall be limited accordingly;

(4) for the purposes of this resolution, "Relevant Period" shall have the same meaning as in resolution no. 5(4) above; and

(5) "Rights Issue" means an offer of shares or other securities of the Company open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside the Hong Kong Special Administrative Region of the People's Republic of China)."

7. To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:–

"**THAT** conditional upon the passing of resolutions nos. 5 and 6 set out in the notice convening this meeting, the general mandate granted to the directors of the Company to exercise the powers of the Company to allot, issue and deal with additional shares in the share capital of the Company and to make or grant offers, agreements and options be hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution no. 5 set out in the notice convening this meeting, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this resolution."

8. To consider and, if thought fit, pass with or without amendments, the following resolution as a special resolution:–

"**THAT** the bye-laws of the Company (the "Bye-laws") be and are hereby amended as follows:–

(1) amending the existing Bye-law 66 by:

(i) inserting the words "voting by way of a poll is required by the rules of the Designated Stock Exchange or" after the words "on a show of hands unless" in the third sentence of Bye-law 66;

(ii) deleting the full-stop at the end of existing Bye-law 66(d) and replacing therewith a semicolon and the word "or"; and

(iii) inserting the following as new Bye-law 66(e):

"(e) if required by the rules of the Designated Stock Exchange, by any Director or Directors who, individually or collectively, hold proxies in respect of shares representing five per cent. (5%) or more of the total voting rights at such meeting."

(2) deleting the existing Bye-law 68 in its entirety and substituting therefor the following:

"68. If a poll is duly demanded the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the rules of the Designated Stock Exchange."

(3) amending the existing Bye-law 86(2) by:

(i) deleting the word "annual" after the word "following" in the second sentence of Bye-law 86(2); and

(ii) inserting the following as the last sentence of Bye-law 86(2):

"Any Director appointed pursuant to this Bye-law shall not be taken into account in determining which particular Directors or the number of Directors who are to retire by rotation pursuant to Bye-law 88."

(4) amending the existing Bye-law 88 by deleting the first sentence thereof and substituting therefor the following:

"At each Annual General Meeting one-third of the Directors for the time being (or if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation provided that every Director (excluding those holding the office of Chairman or Managing Director) shall be subject to retirement by rotation at least once every three years. Every Director holding the office of Chairman or Managing Director shall be subject to re-election once every three years. A retiring Director shall be eligible for re-election and shall continue to act as a Director throughout the meeting at which he retires.""

By order of the board
Chan How Chung, Victor
Chairman

Hong Kong, 29 July 2005

As at the date hereof, the executive directors of the Company are Mr Chan How Chung, Victor, Miss Lee Huei Lin, Mr Chan Wai Kwong, Peter, Mr Chu Chik Ming, Jack and Mr Seligman Pierre. The independent non-executive directors of the Company are Mr Chow Siu Ngor, Mr Yin Tat Man and Mr Chan Pei Cheong, Andy.

Notes:–

1. A member entitled to attend and vote at the meeting is entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend the meeting.

2. In order to be valid, a form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited with the Company's branch registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting thereof.

3. A document setting out further information regarding resolutions nos. 2 and 5 to 8 above will be despatched to shareholders together with the 2005 Annual Report.

Please also refer to the published version of this announcement in The Standard.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon, the whole or any part of the contents of this announcement.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

CLARIFICATION ON PRESS ARTICLES REPORTED ABOUT THE COMPANY

The Directors wish to announce certain development in the Acquisition in response to certain press articles as appeared in newspapers on 28 July 2005 in Hong Kong reporting on the estimated income to be generated from investment by the Company in the Terra Solar Group through Eaglefly.

References are made to certain press articles as appeared in newspapers on 28 July 2005 in Hong Kong (the "said Articles") reporting on the estimated income to be generated from investment by REXCAPITAL International Holdings Limited (the "Company") in the Terra Solar Group through Eaglefly. Unless otherwise stated, terms used in this announcement shall have the same meaning as those ascribed in the announcement of the Company dated 15 July 2005 (the "Announcement").

The board of directors of the Company (the "Board") wishes to clarify that the information as published in the said Articles is based on an interview and discussion with an executive director of the Company. The information with respect to the estimated income to be generated from the Company's investment in the Terra Solar Group as published in the said Articles represented an initial estimate based on information available on hand at the moment and therefore may or may not be entirely accurate. The Board would like to further clarify that due diligence review on the affairs, business assets, liabilities, operations, records, financial position, value of assets, accounts, results, legal and financial structure of each of Eaglefly and the companies in the Terra Solar Group has already been commenced and has not been completed.

As stated in the Announcement, the Acquisition constitutes a major transaction to the Company under Chapter 14 of the Listing Rules and is therefore subject to the approval of the Shareholders. The Acquisition may or may not proceed, subject to, among other things, Shareholders' approval. A circular in respect to the Acquisition will be despatched to the Shareholders as soon as practicable in accordance with the Listing Rules.

Save for the information disclosed in the Announcement and this announcement, the Board confirms that there are no major development in respect to the Acquisition which is discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

The Stock Exchange is looking into the matter in relation to the release of financial data, which may be of a price sensitive nature, by a director of the Company and reserves its right to take any action against the Company and/or its directors.

By Order of the Board
Chan How Chung, Victor
Chairman

Hong Kong, 28 July 2005

As at the date of this announcement, the Board comprises five executive directors namely Mr. Chan How Chung, Victor, Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre, and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Chan Pei Cheong, Andy and Mr. Yin Tat Man.

Please also refer to the published version of this announcement in The Standard.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code : 155)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31 MARCH 2005

FINANCIAL RESULTS

The board of directors (the "Board") of REXCAPITAL International Holdings Limited (the "Company") announces the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 March 2005 together with the comparative figures for the corresponding period in 2004 as follows:

	Notes	2005 HK$'000	2004 HK$'000
Turnover	2	**48,174**	61,184
Other income	4	**1,678**	242
Cost of trading securities sold		**(38,602)**	(46,615)
Unrealized loss on trading securities carried at fair value		**(21,569)**	(4,643)
Staff costs		**(6,130)**	(7,500)
Depreciation		**(1)**	(7)
Other operating expenses		**(6,963)**	(7,397)
Provision for other receivables			
– disposal of subsidiaries		**(350,000)**	–
– others		**(1,476)**	(232)
Loss from operations	5	**(374,889)**	(4,968)
Finance costs	6	**(908)**	(2,225)
Non-operating income	7	**1**	5,058
Loss before taxation		**(375,796)**	(2,135)
Taxation	8	**(517)**	–
Loss after taxation		**(376,313)**	(2,135)
Minority interests		**–**	9
Loss attributable to shareholders		**(376,313)**	(2,126)
Loss per share			
Basic	10(a)	**(18.05) cents**	(0.14) cents
Diluted	10(b)	**(18.05) cents**	(0.14) cents

Notes:

1. **Basis of preparation**

The financial statements are prepared in accordance with and comply with all applicable Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), the disclosure requirements of the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"). The financial statements are prepared under the historical cost convention as modified by the revaluation of trading securities at fair value.

2. **Turnover**

	2005	2004
	HK$'000	*HK$'000*
Turnover represents:		
Financial advisory services	**715**	5,840
Telecommunications and technology – related services	**–**	2
Interest income from money lending business	**3,054**	208
Proceeds received from sale of trading securities	**44,405**	55,134
	48,174	61,184

3. **Segment reporting**

In accordance with the Group's internal financial reporting, the Group has determined that business segments are its primary reporting format, with each segment organized and managed separately.

(a) ***Business segments***

Continuing operations:

Strategic investments and capital market activities	–	Participation in primary and secondary securities market and provision of capital market advisory services
Financing	–	Provision of commercial and personal loans

Discontinued operations:

Telecommunications and technology-related services	–	Provision of telecommunications and technology-related services

	Continuing				Discontinued					
	Strategic investments and capital market activities		Financing		Telecommunications and technology – related services		Unallocated		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue from external customers	**45,120**	60,974	**3,054**	208	**–**	2	**–**	–	**48,174**	61,184
Segment result	**(23,148)**	(1,006)	**3,066**	210	**–**	(65)	**–**	–	**(20,082)**	(861)
Unallocated operating income and expenses									**(354,807)**	(4,107)
Loss from operations									**(374,889)**	(4,968)
Finance costs									**(908)**	(2,225)
Non-operating income							**1**	5,058	**1**	5,058
Loss before taxation									**(375,796)**	(2,135)
Taxation									**(517)**	–
Loss after taxation									**(376,313)**	(2,135)
Minority interests									**–**	9
Loss attributable to shareholders									**(376,313)**	(2,126)
Depreciation for the year	**–**	–	**–**	–	**–**	5	**1**	2	**1**	7
Amortization of goodwill for the year	**2,712**	2,712	**–**	–	**–**	–	**–**	–	**2,712**	2,712
Segment assets	**66,885**	94,038	**31,023**	37,508	**–**	–	**7,842**	351,162	**105,750**	482,708
Segment liabilities	**(6,780)**	(14,156)	**(532)**	(15)	**–**	–	**(12,503)**	(48,254)	**(19,815)**	(62,425)
Provision for other receivables	**1,476**	232	**–**	–	**–**	–	**350,000**	–	**351,476**	232
Unrealized loss on trading securities carried at fair value	**21,569**	4,643	**–**	–	**–**	–	**–**	–	**21,569**	4,643

The Group did not have any inter-segment sales during either years.

(b) ***Geographical segments***

The Group participates in two principal economic environments: Hong Kong and other areas of China.

In presenting information on the basis geographical segments, segment revenue is based on the country where the contract is signed or the order is placed. Segment assets, liabilities and capital expenditure are based on the geographical location of the assets and liabilities.

	Hong Kong		Other areas of China		Consolidated	
	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue from external customers	**3,769**	6,134	**44,405**	55,050	**48,174**	61,184
Segment results	**(2,276)**	(2,560)	**(17,806)**	1,699	**(20,082)**	(861)
Segment assets	**104,362**	441,905	**1,388**	40,803	**105,750**	482,708
Segment liabilities	**(17,025)**	(48,349)	**(2,790)**	(14,076)	**(19,815)**	(62,425)

4. Other income

	2005	2004
	HK$'000	*HK$'000*
Secondment services	**1,613**	–
Others	**65**	242
	1,678	242

5. Loss from operations

	2005	2004
	HK$'000	*HK$'000*
Loss from operations is arrived at after charging:		
Amortization of goodwill	**2,712**	2,712
Auditors' remuneration		
– current	**390**	850
– overprovision in respect of prior year	**(108)**	–
Operating lease charges in respect of properties	**306**	990
Staff costs (excluding directors' remuneration and including amount recognized as expenses for defined contribution retirement benefit schemes)	**5,327**	6,664
Amount recognized as expenses for defined contribution retirement benefit schemes	**115**	134

6. Finance costs

	2005	2004
	HK$'000	*HK$'000*
Interest on bank overdrafts, convertible notes and other loans	**908**	2,225

7. Non-operating income

	2005	2004
	HK$'000	*HK$'000*
Gain on disposals of subsidiaries	–	5,045
Others	1	13
	1	5,058

8. **Taxation**

Taxation represents:

	2005	2004
	HK$'000	*HK$'000*
current tax – Hong Kong Profits Tax for the year	517	–

Hong Kong Profits Tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the year.

For the year ended 31 March 2005 and 2004, no provision for taxation outside Hong Kong has been made as the companies comprising the Group outside Hong Kong either sustained a loss for taxation purpose or had a tax exemption.

9. **Dividend**

The Board does not recommend the payment of a dividend for the year ended 31 March 2005 (2004: HK$Nil) and the Company did not pay any interim dividend during the year.

10. **Loss per share**

(a) ***Basic loss per share***

The calculation of the basic loss per share is based on the loss attributable to shareholders of HK$376,313,000 (2004: loss of HK$2,126,000) and the weighted average number of 2,085,408,000 ordinary shares (2004: 1,537,309,000) in issue during the year.

(b) ***Diluted loss per share***

No diluted loss per share has been presented for both years because the exercise of the Company's outstanding share options would reduce net loss per share.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review and Prospects

During the period under review, the Group continued to be principally engaged in two major businesses – strategic investments and capital market activities as well as financing business. This year has been challenging due to the dampening effect on investor confidence caused by increasing uncertainty in the overseas investment environment. In order to broaden the Group's earnings base, we have been actively identifying suitable opportunities for our key business strategy of diversification. In this connection, the Group announced in July 2005 that it had entered into a sale and purchase agreement to tap the high-growth solar energy business.

Strategic Investments and Capital Market Activities

For the first half of the financial year, the unfavorable investment environment in major overseas stock markets, including renewed fears over terrorist attacks, heightened tension in the Middle East and rising concern over interest-rate hikes and high oil prices, adversely affected the performance of the Group's securities investments. Conversely, improving economic conditions strengthened market confidence in the second half. In Hong Kong, there was good macroeconomic news with deflation officially declared to have ended in October 2004 and the unemployment rate dropping to 6.4% for the year ended 31 March 2005. The continued recovery of Hong Kong's property market and strong land sales further boosted market sentiment. As such, during the period of review, except for an unrealized loss on securities amounting to HK$22 million, the realized gain on securities trading recorded a profit of HK$3 million.

Financing Business

The Group continued to record positive results in financing services in early 2004. For the period under review, turnover from this business segment accounted for 6% of the total turnover of the Group. Demand for finance is growing in tandem with the general expansion of corporate and investment activity and we believe that the Group will benefit from these opportunities. We will continue to adopt a prudent and conservative financing policy while maintaining strict control of risk to protect the interests of our shareholders.

Placing of New Shares

In November 2004, the Company completed the placement of 340 million new shares to independent investors, at HK$0.04 per share, raising net proceeds of approximately HK$13 million which was used for general working capital and future investments. We were delighted with the overwhelming positive response from independent investors to this placement, which we believe is a reflection of the financial market's confidence in the Group's investment value and growth potential. The placement has not only broadened the Group's shareholder base but also boost the liquidity of our shares.

Private Placing of Listed Warrants

In June 2005, the Company issued up to a maximum of 550,000,000 listed warrants by way of private placing at the issue price of HK$0.046, each conferring the right to subscribe for one new share at the initial exercise price of HK$0.116 up to an aggregate amount of HK$63,800,000 at any time during the period from 4 July 2005 to 3 July 2007. The Directors are of the view that the placing of warrant is a good opportunity to strengthen the Group's financial position and enhance its ability to develop and capture business opportunities.

Acquisition of Solar Energy Business

In July 2005, the Company entered into a sale and purchase agreement with Multichannel Investments Limited. Pursuant to the agreement, the Company will acquire the entire issued share capital of Eaglefly Technology Limited ("Eaglefly") for a total consideration of approximately HK$123 million. Upon completion of the acquisition, Eaglefly will be a wholly-owned subsidiary of the Company. The Group, through Eaglefly, will hold a 51% equity interest in Terra Solar Global Inc. and its subsidiaries (the "Terra Solar Group") with this investment forming the basis of the Group's entry into the solar energy business. The Group believes that solar power will bring dynamic, long-term business opportunities, especially against the background of recent oil price rises, growing worldwide energy demand and the apparent decline in fossil-fuels reserves as an affordable

and sustainable resource. In addition, the Group believes its investment in the Terra Solar Group will strengthen the Group's earning potential and recurrent income base and have a positive impact on the Group's long term profitability.

Outlook

The Group will continue to execute its strategy of diversification. Therefore, we will focus on three core business segments: strategic investments and capital market activities, financing business and solar energy business. The Group is optimistic that Hong Kong's economy will maintain solid growth and provide new opportunities in its capital market, financial and corporate advisory businesses. In particular, Hong Kong ranked first in Asia and third in the world last year in terms of capital raised, with total IPO and post-IPO equity funds reaching some HK$265 billion, out-performing the London and Tokyo stock exchanges. This demonstrates that Hong Kong has further consolidated its position as the premier international capital-raising center for Mainland China. Moreover, in July 2005, the Mainland China's central bank revalued the Chinese yuan by 2.1 per cent, abandoning the yuan peg to the US dollar and letting it float in a tight band against a basket of foreign currencies. Other Asian currencies will benefit from RMB appreciation and the Group will grasp this opportunity to bring favourable returns to its shareholders.

Financial Review

Results

For the year ended 31 March 2005, the Group recorded a turnover of approximately HK$48,174,000 (2004: HK$61,184,000), representing a decrease of 21%. The decrease in turnover was mainly due to the decrease in contribution from the strategic investments and capital market activities. Turnover of this segment was approximately HK$45,120,000 during the year ended 31 March 2005 (2004: HK$60,974,000).

Loss attributable to shareholders was HK$376,313,000 (2004: loss of HK$2,126,000). The basic loss per share was 18.05 cents (2004: 0.14 cents). The loss was mainly due to the provision of doubtful debts in other receivables which resulted in a provision of HK$350,000,000 and an unrealized loss on trading securities of HK$21,569,000.

The provision of HK$350,000,000 represented the non-payment of the consideration from the disposal of the Group's interest in 87.5% of the issued shares in REXCAPITAL Infrastructure Limited ("RIL"). On 29 October 2003, the Group entered into a sale and purchase agreement with Sky China Holdings Limited, an independent third party, for the disposal of a 87.5% interest in RIL. Despite repeated demands made by the Group, Sky China Holdings Limited has failed to make full payment. As a result of default in payment of the purchase consideration, the Group decided to adopt a prudent treatment in respect of doubtful debts and accordingly a provision of HK$350,000,000 has been made.

Liquidity, Financial Resources and Funding

At 31 March 2005, the Group had net current assets of HK$38,042,000 (2004: HK$369,677,000). The decrease was again due to the provision of doubtful debt amount to HK$350,000,000.

At 31 March 2005, the Group had a total of HK$7,841,000 in cash and cash equivalents (2004: HK$1,217,000). Most of the cash reserves were placed in Hong Kong dollar short-term deposits with major banks in Hong Kong.

Net cash inflow from operating activities for the year ended 31 March 2005 was approximately HK$4 million as compared to a net cash outflow of approximately HK$72 million for the year ended 31 March 2004. The increase in inflow was mainly explained by the decreased in trading securities purchased during this year and decreased in loans receivables. The Group will continue to adopt a prudent approach to monitor and control the Group's risk exposure. Net cash inflow of HK$50 million from investing activities for the year ended 31 March 2004 represented the proceeds received from disposal of a 12.5% interest in a subsidiary. Net cash inflow from financing activities for the year ended 31 March 2005 was approximately HK$2 million as compared to HK$15 million for the year ended 31 March 2004. The decrease in cash inflow from the financing activities during this year represent the net of the repayment of convertible notes of HK$11 million and other cash inflow from financing activities.

As at 31 March 2005, the Group had outstanding loans of HK$6,752,000 which included a secured loans of HK$2,787,000 (2004: HK$10,073,000) and an unsecured loan of HK$3,965,000 (2004: HK$Nil). The loans were denominated in Hong Kong dollars and interest bearing at prevailing commercial lending rates. These loans were used to finance the Group's operations.

The gearing ratio of the Group increased slightly to 19% as at 31 March 2005 from 13% as at 31 March 2004 (it is derived by dividing the aggregate amount of bank borrowings, convertible bonds and other borrowings by the amount of shareholders' equity). The liquidity ratio of the Group, represented by a ratio between current assets over current liabilities, was 292% (2004: 692%), reflecting adequacy of financial resources.

The indebtedness of the Group decreased by 71% from HK$55,073,000 as at 31 March 2004 to HK$16,147,000 as at 31 March 2005. Of the total debts outstanding as at 31 March 2005, all of them are due within one year (2004: due within one year). During the year, the Group continued to maintain most of its borrowings on an unsecured basis.

Taking into account the financial resources available to the Group including internally generated funds and available facilities, the Group has sufficient working capital to meet its present requirements.

Funding Strategy and Foreign Exchange Exposure

To manage the risk associated with an uncertain market environment, the Group pursues a funding strategy of using equity as far as possible to finance long-term investments.

The Group is exposed to a very limited level of exchange risk as the business transactions of the Group are mainly denominated in Hong Kong dollars.

Share Capital Structure

During the year under review, a placing of 340,000,000 new shares of HK$0.01 each at a price of HK$0.04 per share was made by the Company. The net placing proceeds of approximately HK$13 million was used as the general working capital of the Company.

Share options exercised at HK$0.0448 per share on 4 October 2004 resulted in the issue of 85,469,970 ordinary shares of the Company. The total proceed received of HK$3.8 million was used as the general working capital of the Company.

On 24 November 2004, 2% convertible notes of HK$7,000,000 were converted into 179,487,179 ordinary shares of the Company of HK$0.01 each at a conversion price of HK$0.039 per share. Then on 29 November 2004, 2% convertible notes of HK$8,000,000 were converted into 200,000,000 ordinary shares of the Company of HK$0.01 each at a conversion price of HK$0.04 per share. On 1 December 2004, 2% convertible notes of HK$10,000,000 were converted into 238,095,238 ordinary shares of the Company of HK$0.01 each at a conversion price of HK$0.042 per share.

Apart from the above, there was no change in the share capital structure of the Company during the year under review.

Material Acquisition and Disposal of Subsidiaries

On 12 January 2004, the Group entered into a conditional sale and purchase agreement with REXCAPITAL Financial Holdings Limited regarding the acquisition of the entire issued share capital of REXCAPITAL Financial Group Limited ("RFG") at a consideration of HK$229,000,000, subject to adjustment with reference to the unaudited consolidated net asset value of RFG and its subsidiaries (together the "RFG Group") as at the determination date in accordance with the terms of the sale and purchase agreement, and will be payable in cash upon completion. The RFG Group is principally engaged in the provision of financial services including broking, securities margin financing and asset management. This transaction has been terminated on 6 May 2005 as the Group was not satisfied with the result of the due diligence review on RFG Group.

Charges on Group's Assets

As at 31 March 2005, the Group's trading securities with market value of approximately HK$11,018,000 have been pledged to secure other loans granted to its subsidiary (2004: HK$28,989,000).

Contingent Liabilities

As at 31 March 2005, the Group had no material contingent liabilities (2004: HK$Nil).

Human Resources

As at 31 March 2005, the Group had 13 full time employees.

The Group remunerated its employees mainly based on the individual's performance and experience. Apart from the basic remuneration, discretionary bonus and share option may be granted to eligible employees by reference to the Group's performance as well as individual's performance.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company and its subsidiaries have not purchased, sold or redeemed any of the Company's listed securities during the year ended 31 March 2005.

CODE OF BEST PRACTICE

None of the Directors is aware of any information which would reasonably indicate that the Company is not, or was not, throughout the year ended 31 March 2005, in compliance with the Code of Best Practice as previously set out in Appendix 14 to the Listing Rules prior to 1 January 2005, which remains applicable to

disclosure in annual reports in respect of accounting periods commencing before 1 January 2005 under the transactional arrangement, except that two out of the three independent non-executive Directors are not appointed for a specific term, but are subject to retirement by rotation at the Company's annual general meeting as specified in the bye-laws of the Company.

AUDIT COMMITTEE

The audit committee of the Company consisted of Mr Chow Siu Ngor, Mr Yin Tat Man and Mr Chan Pei Cheong, Andy, the three independent non-executive Directors. The primary duties of the audit committee are to review the accounting principles and practices adopted by the Group, and the financial reporting process and internal control system of the Group.

PROPOSED AMENDMENTS TO THE BYE-LAWS OF THE COMPANY

The Board proposes to make certain amendments to the bye-laws of the Company (the "Bye-laws") to comply with the relevant requirements under the revised Listing Rules in relation to the Code on Corporate Governance Practices which became effective on 1 January 2005. The proposed amendments to the Bye-laws are subject to approval of the shareholders of the Company by way of a special resolution at the annual general meeting of the Company. Details of the proposed amendments will be set out in the notice of the annual general meeting of the Company to be contained in the 2005 annual report.

PUBLICATION OF ANNUAL REPORT ON WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED ("Stock Exchange")

The 2005 annual report of the Group containing the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be released on the website of the Stock Exchange (www.hkex.com.hk) in due course.

APPRECIATION

On behalf of the Board, I would like to take this opportunity to express my heartfelt appreciation to our shareholders, investors and business partners for their continued support and confidence in the Group. I would also like to thank the management team and all staff members for their devoted service and loyalty.

Last, but not least, I would like to thank my fellow directors who have offered invaluable advice and leadership over the year.

On behalf of the Board
Chan How Chung, Victor
Chairman

Hong Kong, 28 July 2005

As at the date of this announcement, the Board of the Company comprises five executive directors namely Mr Chan How Chung, Victor, Ms Lee Huei Lin, Mr Chan Wai Kwong, Peter, Mr Chu Chik Ming, Jack and Mr Seligman Pierre and three independent non-executive directors namely Mr Chow Siu Ngor, Mr Yin Tat Man and Mr Chan Pei Cheong, Andy.

Please also refer to the published version of this announcement in The Standard.



Investment Service Centre
Listed Companies Information

REXCAPITAL<00155> - Results Announcement

REXCAPITAL International Holdings Limited announced on 28/07/2005:
(stock code: 00155)
Year end date: 31/03/2005
Currency: HKD
Auditors' Report: Unqualified

	Note	(Audited) Current Period from 01/04/2004 to 31/03/2005 ('000)	(Audited) Last Corresponding Period from 01/04/2003 to 31/03/2004 ('000)
Turnover	:	48,174	61,184
Profit/(Loss) from Operations	:	(374,889)	(4,968)
Finance cost	:	(908)	(2,225)
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	(376,313)	(2,126)
% Change over Last Period	:	N/A %	
EPS/(LPS)-Basic (in dollars)	:	(0.1805)	(0.0014)
-Diluted (in dollars)	:	(0.1805)	(0.0014)
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	(376,313)	(2,126)
Final Dividend per Share	:	NIL	NIL
(Specify if with other options)	:	N/A	N/A

B/C Dates for Final Dividend	:	N/A
Payable Date	:	N/A
B/C Dates for (-) General Meeting	:	N/A
Other Distribution for Current Period	:	N/A
B/C Dates for Other Distribution	:	N/A

Remarks:

1. Turnover and profit/(loss) attributed to the business segments for the year are as follows:

Continuing operations :

Strategic investments and capital market activities -
Participation in primary and secondary securities market and provision of capital market advisory services
Financing - Provision of commercial and personal loans

Discontinued operations :

Telecommunications and technology- related services - Provision telecommunications and technology-related services

	Continuing			
	Strategic investments and capital market activities		Financing	
	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000
Revenue from external customers	45,120	60,974	3,054	208
Segment result	(23,148)	(1,006)	3,066	210
Depreciation for the year	-	-	-	-
Amortisation of goodwill for the year	2,712	2,712	-	-
Provision for other receivables	1,476	232	-	-
Unrealised loss on trading securities carried at fair value	21,569	4,643	-	-

	Discontinued Telecommunications and technology - related services		Unallocated	
	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000
nue from external customers	-	2	-	-
Segment result	-	(65)	-	-
Non-operating income			1	5,058
Depreciation for the year	-	5	1	2
Amortisation of goodwill for the year	-	-	-	-
Provision for other receivables	-	-	350,000	-
Unrealised loss on trading securities carried at fair value	-	-	-	-

	Consolidated 2005 HK$'000	2004 HK$'000
Revenue from external customers	48,174	61,184
Segment result	(20,082)	(861)
Unallocated operating income and expenses	(354,807)	(4,107)
Loss from operations	(374,889)	(4,968)
Finance costs	(908)	(2,225)
Non-operating income	1	5,058
Loss before taxation	(375,796)	(2,135)
Taxation	(517)	-
Loss after taxation	(376,313)	(2,135)
Minority interests	-	9
L attributable to shareholders	(376,313)	(2,126)
Depreciation for the year	1	7
Amortisation of goodwill for the year	2,712	2,712

	===========	=========
Provision for other receivables	351,476	232
[illegible]ealised loss on trading securities [illegible]arried at fair value	21,569	4,643

The Group did not have any inter-segment sales during either year.

2. Loss per share

(a) Basic loss per share

The calculation of the basic loss per share is based on the loss attributable to shareholders of HK$376,313,000 (2004: HK$2,126,000) and the weighted average number of 2,085,408,000 ordinary shares (2004: 1,537 ,309,000) in issue during the year.

(b) Diluted loss per share

No diluted loss per share has been presented for both years because the exercise of the Company's outstanding share options would reduce net loss per share.

REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

MAJOR TRANSACTION RELATING TO THE PROPOSED ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF EAGLEFLY TECHNOLOGY LIMITED

On 9 July 2005, the Company entered into the Sale and Purchase Agreement with the Vendor pursuant to which, the Vendor agreed to sell and the Company agreed to acquire (i) the entire issued share capital of Eaglefly; and (ii) the Shareholder's Loan and accrued interest, if any, due from Eaglefly to the Vendor calculated up to and including the date of completion of the Sale and Purchase Agreement. Upon completion of the Sale and Purchase Agreement, Eaglefly will become a direct wholly-owned subsidiary of the Company.

Eaglefly is an investment holding company holding 51% interest in the Terra Solar Group. The Terra Solar Group is principally carrying on business in thin-film photovoltaic (PV) industry which, through its operating subsidiaries, uses proprietary technology to capture solar energy and convert it into electricity, the production and delivery of PV systems, production of PV components and the generation and sale of electricity from PV system. The Terra Solar Group also provides consultation services in relation to solar power projects for corporations in different parts of the world.

The consideration payable by the Company for the Acquisition is HK$123,373,750 which is to be satisfied partly by cash of US$3,145,000 (equivalent to approximately HK$24,373,750) and the balance of HK$99,000,000 by the issue of the Consideration Shares to the Vendor (or its nominee) at a price of HK$0.165 per Consideration Share. The Directors intend to finance the cash portion of the consideration by internal resources of the Group.

The Sale and Purchase Agreement is conditional upon the fulfillment of certain conditions precedent which include, among other things, the approval by the Shareholders on the Sale and Purchase Agreement at the Special General Meeting.

The Acquisition constitutes a major transaction of the Company pursuant to Chapter 14 of the Listing Rules and is, thus, subject to the approval of the Shareholders. A circular containing, among other things, details of the Sale and Purchase Agreement and a notice convening the Special General Meeting to approve the Sale and Purchase Agreement and the issuance of the Consideration Shares will be despatched to the Shareholders as soon as practicable in accordance with the Listing Rules.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities in the Company.

At the request of the Company, trading in the Shares and Warrants on the Stock Exchange was suspended with effect from 9:32 a.m. on 11 July 2005 pending the release of this announcement. Application has been made for the resumption of trading in the Shares and Warrants on the Stock Exchange with effect from 9:30 a.m. on 18 July 2005.

The Board is pleased to announce that on 9 July 2005, the Company entered into the Sale and Purchase Agreement with the Vendor pursuant to which, the Vendor agreed to sell and the Company agreed to acquire (i) the entire issued share capital of Eaglefly; and (ii) the Shareholder's Loan and accrued interest, if any, due from Eaglefly to the Vendor calculated up to and including the date of completion of the Sale and Purchase Agreement.

THE SALE AND PURCHASE AGREEMENT

Date

9 July 2005

Parties

Purchaser:	the Company
Vendor:	Multichannel Investments Limited, which is wholly-owned by Dr. Zoltan Kiss. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, the Vendor and its beneficial owner are Independent Third Parties. The Vendor is an investment holding company with no other operations save for its holding of the entire issued share capital of Eaglefly.

Dr. Zoltan Kiss has agreed to guarantee the performance and obligations of the Vendor under the Sale and Purchase Agreement.

Asset to be acquired

One share in Eaglefly, being the entire issued share capital of Eaglefly and the Shareholder's Loan and accrued interest, if any, due from Eaglefly to the Vendor calculated up to and including the date of completion of the Sale and Purchase Agreement. The amount of the Shareholder's Loan owing to the Vendor as at the date of this announcement is approximately US$450,000 (equivalent to approximately HK$3,487,500).

Conditions precedent

Completion of the Sale and Purchase Agreement shall be conditional upon fulfillment or waiver, as the case may be, of the following conditions:

(i) all necessary approvals (including approval certificates) from the relevant authorities in Hong Kong, Bermuda and other jurisdictions where applicable, in relation to the Acquisition having been obtained;

(ii) if so required, the Bermuda Monetary Authority shall have approved the issue of the Consideration Shares pursuant to the Sale and Purchase Agreement;

(iii) all necessary approvals or resolutions of the shareholders and/or directors of the Vendor having been obtained or passed in respect of the signing of the Sale and Purchase Agreement and the completion of the Acquisition;

(iv) the Listing Committee of the Stock Exchange does not consider that the Acquisition (i) would constitute a reverse takeover (as defined in the Listing Rules) of the Company as if the Company is a new listing applicant; and (ii) would require the Enlarged Group or the Sale Share to be acquired by the Company pursuant to the Acquisition be able to meet the requirements of Rule 8.05 of the Listing Rules or the Enlarged Group be able to meet all the other basic conditions set out in Chapter 8 of the Listing Rules;

(v) the Stock Exchange granting listing of, and permission to deal, in the Consideration Shares;

(vi) the passing of an ordinary resolution of the Shareholders at the Special General Meeting to approve the Sale and Purchase Agreement and the transactions contemplated therein including but not limited to the entering into of the Sale and Purchase Agreement and the issue of the Consideration Shares to the Vendor;

(vii) the Company being satisfied with and having accepted the results of due diligence review to be conducted on the affairs, business assets, liabilities, operations, records, financial position, value of assets, accounts, results, legal and financial structure of each of Eaglefly and the companies in the Terra Solar Group; and

(viii) the receipt by the Company of a valuation report issued by an independent international valuer and being completed to the satisfaction of and is accepted by the Company showing the fair market value of the Terra Solar Group.

The Company may in its absolute discretion at any time waive in writing any of the conditions set out in paragraphs (i) to (viii) above (or any part thereof) and such waiver may be made subject to such terms and conditions as are determined by the Company. The Company shall not be entitled to exercise such right of waiver in respect of the conditions set out in paragraphs (i), (ii), (iv), (v), (vi) above if as a result of such waiver the Company would be in breach of the Listing Rules, the rules or regulations of any relevant governmental, statutory or regulatory authority or agency, or any other person or body, in Hong Kong or Bermuda.

If any of the above conditions have not been fulfilled or satisfied or complied with or waived on or before the forty-fifth day from the date of the Sale and Purchase Agreement, i.e. on or before 23 August 2005 (or such other day as the parties may agree), the Company shall not be obliged to complete the Acquisition and may, in its absolute discretion, by written notice to the Vendor on or before the date of completion of the Sale and Purchase Agreement elect (in addition to and without prejudice to all other rights or remedies available to the Company including the right to claim damages) to:

(i) effect completion of the Sale and Purchase Agreement so far as practicable having regard to any defaults which may have occurred;

(ii) fix a new date for completion of the Sale and Purchase Agreement; or

(iii) terminate the Sale and Purchase Agreement and no party shall have any claim of any nature whatsoever against the other party under the Sale and Purchase Agreement (save in respect of any rights and liabilities of the parties which have accrued before termination).

Consideration

The aggregate consideration for the acquisition of the entire issued share capital of Eaglefly is HK$123,373,750, which is to be satisfied partly by cash as to US$3,145,000 (equivalent to approximately HK$24,373,750) and the balance of HK$99,000,000 by the issue of the Consideration Shares to the Vendor (or its nominee) at a price of HK$0.165 per Consideration Share. The consideration has been agreed by the parties after arm's length negotiation. In arriving at the consideration, the Directors have considered factors including the business plan of future development of the Terra Solar Group's business, the value and financial position of the Terra Solar Group and the valuation performed by an independent valuer on the Terra Solar Group.

The consideration for (i) the entire issued share capital of Eaglefly (being the aggregate consideration of HK$123,373,750 net of the Shareholder's Loan as at the date of this announcement) represents approximately 1.23 times of 51% of the fair value of the total assets of the Terra Solar Group of US$24,600,000 (equivalent to approximately HK$190,650,000) as shown in the valuation report dated 15 June 2005 performed by an independent qualified valuer engaged by the Vendor; and (ii) the Shareholder's Loan represents the exact principal amount of the Shareholder's Loan. The valuation prepared by the valuer engaged by the Vendor was based on the comparable company method and cost method which assumes that as if the Terra Solar Group was a start-up without a prior history and will continue as a going concern, capitalize on its business opportunities, convert its assets into cash in its ordinary course of business. The Company will engage an independent international valuer to prepare a valuation report on the fair market value of the Terra Solar Group and such valuation report will be included in the circular of the Company.

The consideration as to US$3,145,000 (equivalent to approximately HK$24,373,750), shall be paid in cash by the Group's internal resources.

The Consideration Shares represent approximately 21.80% of the existing issued share capital of the Company and will represent about 17.90% of the enlarged issued share capital of the Company upon the issue and allotment of the Consideration Shares pursuant to the completion of the Sales and Purchase Agreement. The issue price of HK$ 0.165 per Consideration Share represents:

(i) a discount of approximately 2.94% to the closing price of HK$0.170 per Share as quoted on the Stock Exchange on 8 July 2005, being the last trading day of the Shares on the Stock Exchange before the publication of this announcement;

(ii) a premium of approximately 0.61% over the average closing price of HK$0.164 per Share for the last five consecutive trading days up to and including 8 July 2005;

(iii) a discount of approximately 0.60% to the average closing price of HK$0.166 per Share for the last ten consecutive trading days up to and including 8 July 2005; and

(iv) a premium of approximately 23.1% over the audited consolidated net tangible assets of the Group of HK$0.134 per Share as at 31 March 2004.

The Consideration Shares will be issued pursuant to the Shareholders' approval to be sought by the Company at the Special General Meeting.

The issue price of the Consideration Shares was determined after arm's length negotiations between the Company and the Vendor. The Board considers that the terms of the Sale and Purchase Agreement, including the issue price of the Consideration Shares, are fair and reasonable and in the best interests of the Company and the Shareholders as a whole.

Completion

Completion of the Sale and Purchase Agreement shall take place on a date which is 45 days from the date of the Sale and Purchase Agreement, i.e. 23 August 2005, or such later date as may be mutually agreed by the parties.

INFORMATION ON EAGLEFLY

Eaglefly is an investment holding company incorporated in the British Virgin Islands with limited liability and the entire issued share capital of which is owned by Dr. Zoltan Kiss. The only asset of Eaglefly is its 51% interest in Terra Solar Global whereas the remaining balance of 49% interest in Terra Solar Global is owned by TerraSolar Inc., a corporation incorporated under the laws of Delaware, the United States of America, the shares of which are currently held by Dr. Zoltan Kiss and other independent third parties who are not connected person(s) (as defined in the Listing Rules) to the Company. Each of TerraSolar Inc. and its beneficial owners are Independent Third Parties. Eaglefly is a special investment vehicle established for the purpose of holding interest in the Terra Solar Group. Terra Solar Global is an investment holding company incorporated in the State of Delaware, the United States of America with limited liability. The only asset of Terra Solar Global is its interest in its wholly-owned subsidiaries, namely Terra Solar North America, Inc. and Terra Solar Hungary Kft., which in turn own certain technologies, intellectual property rights and assets relating to photovoltaic (PV) business.

The Terra Solar Group is principally carrying on business in thin-film PV industry which, through its operating subsidiaries, uses proprietary technology to capture solar energy and convert it into electricity, the production and delivery of PV systems, production of PV components and the generation and sale of electricity from PV system. In addition to the aforesaid, the Terra Solar Group also provides consultation services in relation to solar power projects for corporations in different parts of the world.

The Terra Solar Group owns very important advanced technologies and know-how to build PV manufacturing equipment and facilities set-up. The management team of the Terra Solar Group has extensive experience in PV manufacturing, international business and finance. Dr. Zoltan Kiss, the founder of the Terra Solar Group, has been an innovator in photovoltaics since the 1970's and has been responsible for the development of the technology and manufacturing capacity that is used in a majority of the world's a-Si thin-film production. According to articles published in the New York Times, Dr. Zoltan Kiss is one of the leaders in solar power.

The unaudited net liability of the Terra Solar Group attributable to Eaglefly as at 30 April 2005 was US$92,780 (equivalent to approximately HK$719,050).

The unaudited consolidated net profits of the Terra Solar Group before and after taxation and extraordinary items attributable to Eaglefly for the year ended 31 December 2003 was approximately Hungarian Forint 8,821,470 (equivalent to approximately HK$377,400) and approximately Hungarian Forint 16,083,360 (equivalent to approximately HK$688,500) respectively. The unaudited consolidated net losses of the Terra Solar Group attributable to Eaglefly before taxation and extraordinary items attributable to Eaglefly for the year ended 31 December 2004 was Hugarian Forint 31,327,770 (equivalent to approximately HK$1,341,300) and the unaudited consolidated net profits of the Terra Solar Group attributable to Eaglefly after taxation and extraordinary items attributable to Eaglefly was Hugarian Forint 104,789,190 (equivalent to approximately HK$4,485,960).

Such figures were unaudited because as far as the Directors are aware of, there are no general requirements according to the laws of the United States of America for companies to prepare any audited accounts unless under special circumstances.

So far as the Directors are aware of, the shareholding structure of the Terra Solar Group as at the date of this announcement and upon completion of the Sale and Purchase Agreement are as follows:

Shareholding structure of the Terra Solar Group as at the date of this announcement


Dr. Zoltan Kiss
Dr. Zoltan Kiss and other independent third parties
100%
100%
The Vendor
TerraSolar Inc.
100%
Eaglefly
49%
51%
Terra Solar Global Inc.
100%
Terra Solar North America, Inc.
Terra Solar Hungary Kft.

Shareholding structure of the Terra Solar Group Upon completion of the Sale and Purchase Agreement


Dr. Zoltan Kiss and other independent third parties
The Company
100%
100%
TerraSolar Inc.
Eaglefly
49%
51%
Terra Solar Global Inc.
100%
Terra Solar North America, Inc.
Terra Solar Hungary Kft.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Company is an investment holding company. The subsidiaries of the Company are principally engaged in (i) strategic investments and capital market activities such as participating in primary and secondary securities market and provision of capital market advisory services; and (ii) financing business.

The Company has been proactively identifying suitable investment opportunities to develop the Group's business. Given the rapid and long-term increase in worldwide demand for energy, particularly while fossil fuel resources appear to be in long term decline, the strong market growth and interest for solar power projects and the significant industry experience of the management team of the Terra Solar Group, the Directors consider that the Terra Solar Group is in a favorable position to fulfill its future business development in the high-growth energy generating and saving industry. As such, the Board considers the Terra Solar Group as a good target that matches the business development strategy of the Group in diversifying its businesses.

By investing in the Terra Solar Group, the Directors believe that the Group's earning potential and recurrent income base could be strengthened which would have a positive impact on the Group's long term profitability. The Board considers that the Terra Solar Group is a viable investment target with leading market position in the industry.

Upon completion of the Acquisition, Eaglefly will be a direct wholly-owned subsidiary of the Company. The Company, through Eaglefly, will be interested in 51% interest of the Terra Solar Group. Accordingly, the results of the Terra Solar Group will be consolidated into the accounts of the Company upon completion of the Acquisition.

EFFECTS ON SHAREHOLDING STRUCTURE

The shareholding structure of the Company (i) as at the date of this announcement, (ii) immediately upon the issue and allotment of the Consideration Shares pursuant to the completion of the Sale and Purchase Agreement and (iii) immediately upon the issue and allotment of the Consideration Shares and the full exercise of the subscription rights attaching to the Warrants at the subscription price of HK$0.116 per Warrant are as follows:

	As at the date of this announcement		**Upon the issue and allotment of the Consideration Shares**		**Upon the issue and allotment of the Consideration Shares and full exercise of the subscription rights attaching to the Warrants**	
	No. of Shares	*%*	*No. of Shares*	*%*	*No. of Shares*	*%*
Mr. Chan How Chung, Victor ("Mr. Chan") *(Note 1)*	689,060,662	25.03	689,060,662	20.55	689,060,662	17.66
The Vendor (or its nominee(s))	–	–	600,000,000	17.90	600,000,000	15.38
Public	2,063,391,196	74.97	2,063,391,196	61.55	2,063,391,196	52.87
Holder of Warrants *(Note 2)*	–	–	–	–	550,000,000	14.09
Total	2,752,451,858	100.00	3,352,451,858	100.00	3,902,451,858	100.00

Notes:

(1) Of the 689,060,662 Shares beneficially owned by Mr. Chan, a Director and the Chairman of the Company, 258,052,510 and 360,000 Shares are held by Mega Market Assets Limited and Sino Success Development Corp. respectively, both of which are wholly-owned by Mr. Chan. The remaining 413,881,152 and 16,767,000 Shares are held by RPI Holdings Limited and REXCAPITAL International Limited respectively. The issued share capital of RPI Holdings Limited is owned as to 75% by Mr. Chan and as to 25% by Ms. Lee Huei Lin, a Director. The issued share capital of REXCAPITAL International Limited is owned as to 75% by Mr. Chan, as to 12.5% by Ms. Lee Huei Lin and as to 12.5% by an independent third party.

(2) To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, neither the Vendor or its beneficial owner is interested in any of the Warrants.

APPLICATION FOR LISTING

Application will be made by the Company to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Consideration Shares.

LISTING RULES IMPLICATIONS

The Acquisition consititutes a major transaction of the Company under the Listing Rules and is conditional on the approval of the Shareholders.

No Shareholder has a material interest in the Acquisition and thus, no Shareholder is required to abstain from voting at the Special General Meeting.

A circular containing, among the others, details of the Acquisition, the financial information of the Group and a notice convening the Special General Meeting to approve the Sale and Purchase Agreement and the issuance of the Consideration Shares will be despatched to the Shareholders as soon as possible.

GENERAL

At the request of the Company, trading in the Shares and Warrants on the Stock Exchange was suspended with effect from 9:32 a.m. on 11 July 2005 pending the release of this announcement. Application has been made for the resumption of trading in the Shares and Warrants on the Stock Exchange with effect from 9:30 a.m. on 18 July 2005.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities in the Company.

DEFINITIONS

In the announcement, the following expressions have the meanings set out below unless the context otherwise requires.

"Acquisition"	the proposed acquisition of the entire issued share capital of Eaglefly and the Shareholder's Loan by the Company from the Vendor pursuant to the Sale and Purchase Agreement
"associates"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Consideration Share(s)"	600,000,000 new Shares to be issued at a price of HK$0.165 per Share for settlement of the part of the consideration payable by the Company to the Vendor under the Sale and Purchase Agreement
"Company"	REXCAPITAL International Holdings Limited, a company incorporated in Bermuda with limited liabilities, the shares of which are listed on the main board of the Stock Exchange
"Director(s)"	director(s) including independent non-executive director(s) of the Company
"Eaglefly"	Eaglefly Technology Limited, a company incorporated in the British Virgin Islands with limited liability
"Enlarged Group"	the Group after completion of the Acquisition
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China

"Independent Third Party(ies)"	person(s) or company(ies) together with its/their beneficial owner(s) who or which is/are, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, are not connected person(s) (as defined in the Listing Rules) to the Company
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Sale and Purchase Agreement"	The conditional agreement dated 9 July 2005 entered into between the Company and the Vendor in relation to the Acquisition
"Sale Share"	1 share of US$1.00 in Eaglefly, being the entire issued share capital of Eaglefly
"Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of the Company
"Shareholder(s)"	holders of the Shares
"Shareholder's Loan"	the shareholder's loan due from Eaglefly to the Vendor as at the date of completion of the Sale and Purchase Agreement
"Special General Meeting"	the special general meeting of the Company to be convened to consider and, if thought fit, approve the Sale and Purchase Agreement and the transactions contemplated therein, including any adjournment thereof
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Terra Solar Global"	Terra Solar Global, Inc., a corporation incorporated under the laws of the State of Delaware, the United States of America, with limited liability
"Terra Solar Group"	Terra Solar Global and its subsidiaries
"Vendor"	Multichannel Investments Limited, a company incorporated in the British Virgin Islands with limited liability
"Warrants"	warrant(s) of the Company in an aggregate amount of HK$63,800,000 listed on the Stock Exchange, conferring rights to subscribe for Shares between 4 July 2005 and 3 July 2007 (both dates inclusive) at an initial subscription price of HK$0.116 (subject to adjustment)
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"US$"	United States dollars, the lawful currency of the United States of America
"%"	per cent.

By Order of the Board
Tsang Wai Wa
Company Secretary

Hong Kong, 15 July 2005

As at the date of this announcement, the Board comprises five executive directors namely Mr. Chan How Chung, Victor, Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre, and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Chan Pei Cheong, Andy and Mr. Yin Tat Man.

For the purpose of this announcement, unless otherwise specifies, conversion of US dollars into Hong Kong dollars are based on the exchange rate of US$1 = HK$7.75 and conversion of Hungarian Forint into Hong Kong dollars are based on the exchange rate of HK$1 = Hugarian Forint 23.36.

Please also refer to the published version of this announcement in The Standard.



Investment Service Centre
Listed Companies Information

REXCAPITAL<00155> - Suspension of Trading

At the request of REXCAPITAL International Holdings Limited, trading in its securities has been suspended with effect from 9:32 a.m. today (11/7/2005) pending the release of an announcement in relation to acquisition of an interest in a company that may constitute a major transaction.



Investment Service Centre
d Companies Information

REXCAPITAL<00155> - New Listing of 2007 Warrants

Market participants are requested to note that dealings in the 2007 Warrants of REXCAPITAL International Holdings Limited will commence at 9:30 a.m. on Monday, 04/07/2005 under the following particulars:-

Stock Code	Stock Short Name	Board Lot
460	REXCAPITALW0707	50,000 units

FORM OF APPLICATION FOR THE WARRANTS

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this application form and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this application form.

*A copy of this application form together with copies of the prospectus (the "**Prospectus**") dated 17 June 2005 issued by REXCAPITAL International Holdings Limited (the "**Company**") and the other document(s) specified in the paragraph headed "**Documents delivered to the Registrars of Companies in Hong Kong and in Bermuda**" in Appendix III to the Prospectus have been registered by the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance of Hong Kong. A copy of this application form together with a copy of the Prospectus have also been filed with the Registrar of Companies in Bermuda in accordance with the requirements of the Companies Act 1981 of Bermuda. The Registrar of Companies in Hong Kong, the Securities and Futures Commission of Hong Kong and the Registrar of Companies in Bermuda take no responsibility as to the contents of any of these documents.*



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 155)

Private Placing of
550,000,000 Warrants
being warrants in registered form to subscribe for shares in the capital of
REXCAPITAL International Holdings Limited
at an issue price of HK$0.046 per warrant

APPLICATION FORM

This form, when completed, should be delivered by hand together with the cheque(s) or cashiers' order(s) for the relevant amount(s) in full to First Shanghai Securities Limited of 19/F., Wing On House, 71 Des Voeux Road, Central, Hong Kong for the attention of Mr. Li Kwok Hung, Andy by no later than 12:00 noon (Hong Kong time) on 23 June 2005, provided always that the Placing Agent shall have an absolute discretion to accept or reject any application under any application form(s) arriving after that time.

To: REXCAPITAL International Holdings Limited (the "Company")
First Shanghai Securities Limited

For Broker use Lodged by					
Broker No.					
Broker's Chop					

Dear Sirs,

Private placing of 550,000,000 warrants being warrants in registered form in units of HK$0.116 of subscription rights entitling the holders thereof to subscribe for shares of HK$0.01 each in the capital of the Company up to an aggregate amount of HK$63,800,000 (the "Warrants")

I/We refer to my/our previous communication(s) in connection with the placing by First Shanghai Securities Limited (the "**Placing Agent**") on a private basis (the "**Placing**") of Warrants to subscribe for shares (the "**Shares**") of HK$0.01 each in the capital of the Company at HK$0.046 per Warrant (the "**Issue Price**"). One unit of subscription rights shall initially entitle the holder(s) thereof to subscribe for one Share on the basis of the initial subscription price of HK$0.116 per Share, subject to adjustment. I/We acknowledge receipt of a copy of the prospectus dated 17 June 2005 issued by the Company relating to the Warrants (the "**Prospectus**").

I/We irrevocably confirm my/our application to subscribe for ____________ Warrants (the "**Applied Warrants**") in accordance with the terms and conditions (the "**Terms and Conditions**") set out in this application form (the "**Application Form**") and in the Prospectus. I/We acknowledge that my/our application hereunder is not capable of being withdrawn.

I/We enclose (a) cheque(s) or (a) cashier's order(s) in the sum(s) of HK$____________ representing the aggregate of the total Issue Price payable for the Applied Warrants to be subscribed by me/us together with the brokerage at the rate of 1 per cent., The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") trading fee of 0.005 per cent., Securities and Futures Commission ("**SFC**") transaction levy of 0.005 per cent. and investor compensation levy of 0.002 per cent. of the aggregate Issue Price in Hong Kong dollars in accordance with and subject to the provisions of paragraph 2 of the Terms and Conditions.

Subject to the Terms and Conditions, following clearance of the funds remitted by me/us to you, please arrange for the Applied Warrants for which I/we have subscribed to be registered and delivered in accordance with the instructions provided in the Registration Section below.

Representation, Undertaking and Declaration

I/We have carefully read and considered the Terms and Conditions and the terms and conditions of the Prospectus and agree to be bound thereby.

I/We hereby acknowledge that the paragraphs set out in the Terms and Conditions shall apply to the Applied Warrants pursuant hereto and hereby represent and undertake to you in the terms of those paragraphs.

I/We hereby further represent and declare that (in the case the applicant is a nominee company or a nominee, the following representation and declaration must be made on behalf of and duly authorised by and shall be in respect of the relevant beneficial owner(s) as well as the applicant):

(i) I am/we are not* an employee(s) or past employee(s) of the Company;

(ii) I am/we are not* an employee(s) or past employee(s) or a connected client (as that term is defined in paragraph 13 of Appendix 6 to the Rules Governing the Listing of Securities on the Stock Exchange (the "**Listing Rules**")) of the Placing Agent or any other distributor (as that term is defined in Appendix 6 to the Listing Rules) involved in the Placing;

(iii) I am/we are not* (a) connected person(s) (as that term is defined in the Listing Rules) of the Company;

(iv) I/we (including the ultimate beneficial owner(s)) am/are not* (a) shareholder(s) of the Company (Stock Code: 155) and am/are beneficially interested in ____________ Shares;

(v) I am/we are not* directly or indirectly funded or backed by the Company, its directors, its substantial shareholder(s), its chief executives or any of their respective associates (as that term is defined in the Listing Rules);

(vi) I am/we are not* (a) person(s) who is/are accustomed to take instructions from a connected person (as that term is defined in the Listing Rules) in relation to the acquisition, disposal, voting or any other disposition of securities in the Company;

(vii) I/we have no* previous business relationship with the Company or any of its subsidiaries;

(viii) I am/we are not* prohibited from being placed with or taking up any Warrants under Appendix 6 to the Listing Rules;

(ix) I am/we are not* (a) party(ies) acting in concert with the controlling shareholder (as that expression is defined in the Listing Rules) of the Company for the purposes of the Hong Kong Code on Takeovers and Mergers, and am/are not* directly or indirectly funded or backed by such party;

(x) this application is made by me/us for my/our own benefit and, in the case of a nominee company, by us as nominee for and on behalf of the beneficial owner(s) whose name(s) is/are set in the Registration Section below; and

(xi) my/our decision to invest in the Applied Warrants is strictly based on commercial reasons and I am/we have not relied on any representations or warranties other than those set out herein and in the Prospectus and I/we do not have or possess any price-sensitive information relating to the Shares save and except those disclosed in the Prospectus and information and materials that are already public knowledge.

I/we hereby confirm my/our understanding that the above representations and declarations shall be relied upon by the Company in deciding whether or not to accept my/our subscription herein. I/We acknowledge that the Applied Warrants are offered to me/us in Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong").

* *Delete whichever is not applicable, failing which paragraphs (i) to (ix) shall be deemed to be negative statements*

In relation to information provided or to be provided to you pertaining to individuals, I/we confirm and acknowledge that I/we have read and understood the note relating to the provision of personal data as set out in this Application Form before furnishing to you personal data relating to ourselves/myself and/or other persons. I/We consent to the use of such personal data and any personal data provided to you in relation to the Placing for the purposes of discharging all or any of your duties described in the said notes and for any other purpose directly related to those purposes.

REGISTRATION SECTION

All sections must be completed in full. Warrants shall be registered in accordance with the details provided below.

All communications shall be sent to the first named registered holder. If there are to be joint registered holders (which may not exceed four in number), all must be named in this form. Warrants may not be registered in the name of: (i) any person under the age of 18, (ii) any partnership, trust or executorship or (iii) any unlimited society or association.

(PLEASE USE BLOCK LETTERS)

Where the applicant(s) is/are (an) individual(s), please provide the following particulars:

1. Name of registered holder (in full)

____

Address ______________________

____

____

____

Passport no./Hong Kong I.D. card no. ______________________

2. Name of registered holder (in full)

____

Address ______________________

____

____

____

Passport no./Hong Kong I.D. card no. ______________________

3. Name of registered holder (in full)

____

Address ______________________

____

____

____

Passport no./Hong Kong I.D. card no. ______________________

4. Name of registered holder (in full)

____

Address ______________________

____

____

____

Passport no./Hong Kong I.D. card no. ______________________

Where the applicant(s) is/are a company/companies or a nominee company/companies, please provide the following particulars:

1. Name of company (in full) as Registered Holder

Registered Office

Business Registration Certificate no.

Name of all beneficial owner(s) in full

Address

Passport no./Hong Kong ID card no.

2. Name of company (in full) as Registered Holder

Registered Office

Business Registration Certificate no.

Name of all beneficial owner(s) in full

Address

Passport no./Hong Kong ID card no.

3. Name of company (in full) as Registered Holder

Registered Office

Business Registration Certificate no.

Name of all beneficial owner(s) in full

Address

Passport no./Hong Kong ID card no.

4. Name of company (in full) as Registered Holder

Registered Office

Business Registration Certificate no.

Name of all beneficial owner(s) in full

Address

Passport no./Hong Kong ID card no.

If the space provided above is insufficient, please provide further details in (a) separate sheet(s) of paper.

(if to be credited to Central Clearing and Settlement System ("CCASS") participant stock account)

Delivery Instructions:

(if scrip required)

Name of beneficial owner(s) in full

____

Address

____

____

____

Contact no. ______________________________

____

____

____

Designated CCASS participant stock account name:

____

Designated CCASS participant stock account no.:

____

Designated CCASS participant's chop:

____

Designated CCASS participant's contact person:

____

Designated CCASS participant's contact number:

____

Account no. or identification code of beneficial applicant:

____

Yours faithfully,

(where the applicant(s) is/are (an) individual(s))

____

Name(s) of applicant(s)

Date:

Yours faithfully,

(where the applicant(s) is/are a company/companies)

____

For: ______________________________

By: ______________________________

(Authorised Signatory)

Capacity of authorised signatory: ______________

Date:

SPECIMEN SIGNATURE(S) OF (ALL) APPLICANT(S):

____

Name of applicant in capitals:

____

Name of applicant in capitals:

____

Name of applicant in capitals:

____

Name of applicant in capitals:

TERMS AND CONDITIONS

Any application made by any person/company (the "**Applicant**") pursuant to this Application Form shall be subject to the following terms and conditions:

1. Subscription for Warrants

The Applicant acknowledges that Warrants shall be issued at the Issue Price per Warrant, subject to, inter alia, the issue of the Warrants and their being admitted to listing by The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") no later than 5:00 p.m. on 30 June 2005 (or such later time as the Placing Agent and the Company may determine) and the other conditions referred to herein.

The Applicant acknowledges and agrees (and in the case of paragraphs (g) and (l) below, represents and warrants to the Placing Agent and the Company) that:

(a) the Applicant has not relied on any information, representation or warranty supplied or made by or on behalf of the Company or the Placing Agent or any other distributor (as that term is defined in Appendix 6 to the Listing Rules) or party involved in the Placing;

(b) time is of the essence in relation to the agreement constituted by the Company's and/or the Placing Agent's acceptance of the Applicant's application;

(c) the Applicant's application to subscribe for the Warrants constitutes the Applicant's authorisation to the Company and the Placing Agent to complete, on the Applicant's behalf, all necessary documents required in connection with the subscription of the Warrants and the registration of the Warrants in the Applicant's name (or the name of the Applicant's nominee);

(d) the Applicant shall comply with all laws, regulations and restrictions which may be applicable in the Applicant's jurisdiction and the Applicant has obtained or shall obtain any consent, approval or authorisation required for the Applicant to subscribe and accept delivery of the Warrants and any Shares falling to be issued pursuant to the exercise of the subscription rights attached to the Warrants and that the Applicant shall not directly or indirectly sell or deliver the Warrants or distribute or publish any publication or document in relation to the Placing or the Warrants;

(e) the Applicant acknowledges the confidential nature of the matters to which the Placing relates and, accordingly, the Applicant shall not disclose the existence or any part of the contents of this Application Form to any third party without the Company's and the Placing Agent's prior written consent;

(f) the Applicant agrees and acknowledges that the Applicant shall not be entitled to exercise any remedy of rescission for innocent misrepresentation at any time after acceptance of this application by the Company;

(g) the Applicant warrants that, if the Applicant signs this Application Form as agent or nominee for someone else, the Applicant has due authority to do so and to make and give any representation, undertaking and declaration under this application on behalf of and with respect to that other person as well as the Applicant;

(h) the Applicant shall comply strictly with the terms of this Application Form (including, without limitation, the provisions of paragraphs 4 and 5 below) and the terms of the Prospectus in subscribing for the Warrants;

(i) the Applicant (and any nominee specified by the Applicant) is not a connected person (as that term is defined in the Listing Rules) of the Company and is not a party acting in concert with the substantial shareholder of the Company for the purposes of the Hong Kong Code on Takeovers and Mergers;

(j) the Applicant (and any nominee specified by the Applicant) is not an employee, a past employee or a connected client (as that term is defined in Appendix 6 to the Listing Rules) of the Placing Agent or any distributor (as that term is defined in Appendix 6 to the Listing Rules) in relation to the Placing;

(k) the Applicant is not (an) employee(s) or (a) past employee(s) of the Company;

(l) the Applicant is not prohibited from being placed with or taking up any Warrants under Appendix 6 to the Listing Rules;

(m) the Applicant will supply such information about himself/herself/itself as the Stock Exchange may require in connection with its application for the Warrants and consents to all information about this application being supplied to the Stock Exchange; and

(n) the Company and the Placing Agent are entitled to rely on any warranty, representation, undertaking and declaration made by the Applicant in this application.

2. Payment

Payment of the Issue Price for the Warrants to be issued (including brokerage at the rate of 1 per cent., the Stock Exchange trading fee of 0.005 per cent. and the SFC transaction levy and investor compensation levy of 0.007 per cent. of the Issue Price) must be made in Hong Kong dollars for value in full in Hong Kong by cashiers' order(s) or cheque(s) crossed "Account Payee Only" (dated no later than the date on which this Application Form is returned to the Placing Agent) made in favour of "First Shanghai Securities Limited" and must be enclosed with this Application Form.

If the above payment is by cheque(s), the cheque(s) must be drawn on the Applicant's (or, in the case of joint applicants, the first-named applicant's) Hong Kong dollar bank account in Hong Kong and bearing the account name (either pre-printed by the Applicant's bank before issue to the Applicant or certified by such bank on the reverse of the cheque by an authorised signatory) which must correspond with the name of the Applicant (or, in the case of joint applicants, with the name of the first-named applicant), and/or on the reverse of the cashiers' order the bank has certified by an authorised signatory the name of the purchaser which must correspond with the name of the Applicant (or, in the case of joint applicants, the name of the first-named applicant). Applications which do not comply with the foregoing are liable to be rejected.

The Applicant acknowledges that the Placing Agent has the right but not the obligation to advance or to arrange the payment of funds to cover any delay in receipt of the Applicant's payment and to charge the Applicant interest thereon at 2 per cent. over prime rate in Hong Kong dollars as quoted by The Hongkong and Shanghai Banking Corporation Limited from time to time on the amount unpaid from the date payment is due from the Applicant to the date of actual payment.

Subject to the conditions and the termination right set out in paragraph 3 below, the Warrants shall be issued and allotted only if all the subscription moneys for the Warrants net of related expenses payable by the Company pursuant to Clause 6 of the Placing Agreement (as hereinafter defined) are duly received by the Company.

Subject to the receipt of the subscription moneys, certificates for the Warrants will be despatched in due course at the risk of the holder(s) entitled thereto to the address (or in the case of joint Applicants, to the address of the first-named Applicant) or by crediting to the CCASS participant's stock account (as the case may be) specified in the registration section of this Application Form.

3. Conditions

The Applicant's application to subscribe for the Warrants is made subject to the terms of this Application Form, the memorandum of association and bye-laws of the Company, the placing agreement (the "**Agreement**") dated 19 April 2005 entered into between the Company and the Placing Agent relating to the Placing (as defined therein) and subject to the terms and conditions set out in or incorporated in the Prospectus. In addition, it is subject to the conditions specified in the Agreement (as specified in the Agreement) and to the Placing Agent's obligations thereunder not being terminated in accordance with the terms of the Agreement. If all such conditions have not been fulfilled (including in particular, but not limited to, the Agreement becoming unconditional) or waived on or before the relevant time and the date specified therein or such later time(s) and/or date(s) as the parties to the Agreement may agree, or, if the Placing Agent's obligations thereunder are terminated, all monies received in relation to the subscription of Warrants shall be returned to the Applicant without interest. Furthermore, the Applicant's application hereunder is subject to (i) the Stock Exchange having no objection to the Applicant to be placed with or being a subscriber to the Warrants and (ii) the requirements of the placing guidelines set out in Appendix 6 to the Listing Rules having been met, and by returning this Application Form, the Applicant acknowledges and agrees that no Warrants shall be made available to the Applicant for subscription should the Stock Exchange so raise its objection and the Applicant shall have no claim or rights whatsoever against the Placing Agent, the Company or any other distributor (as that term is defined in Appendix 6 to the Listing Rules) involved in the Placing in this regard.

Application has been made to the Stock Exchange for listing of, and permission to deal in, the Warrants and the new Shares falling to be issued on exercise of the subscription rights attached to the Warrants. Subject to the matters described in the preceding paragraph, the listing of, and dealings in, the Warrants on the Stock Exchange is expected to commence on 4 July 2005. This statement, however, shall not be treated as a warranty that the listing will take place on or before such date, or at all.

4. Selling Restrictions

Under the terms of the Agreement, the Warrants have not been and shall not be offered or sold and the Prospectus has not been and shall not be distributed in any jurisdiction except Hong Kong and then only in compliance with all applicable laws and regulations of Hong Kong.

5. Rejection/reduction of application

Without prejudice to any other terms and conditions set out herein, the Applicant hereby acknowledges and agrees that the Applicant's application hereunder is liable to be rejected or reduced by the Company at its absolute discretion without assigning any reason therefor.

6. Governing Law

This Application Form and the arrangements referred to herein shall be governed by and construed in accordance with the laws of Hong Kong for the time being in force and the parties hereto hereby submit to the non-exclusive jurisdiction of the Hong Kong courts.

PROVISION OF PERSONAL DATA

1. The information provided by you in relation to the Placing contains personal data as such term is defined in the Personal Data (Privacy) Ordinance (Cap. 486 of the Laws of Hong Kong). The Placing Agent may request further information to be provided in relation to such matter which may result in your providing us with further personal data. Failure to supply the requested information/personal data may result in delay or refusal of the application for approval by relevant regulatory authorities or the Placing Agent may be unable to act for you due to constraints imposed upon the Placing Agent by relevant regulatory authorities or internal policies.

2. Personal data supplied by you shall be used by the Placing Agent for the purposes or performing the tasks entrusted by you to the Placing Agent in relation to the Placing.

3. The purposes for which the personal data supplied by you may be used are as follows:

   (i) the purposes relating to the Placing;

   (ii) to support any statements made in any documents in relation to the Placing;

   (iii) assisting other relevant parties, professionals, financial institutions or relevant regulatory authorities to verify certain facts in relation to the Placing; and

   (iv) purposes ancillary or directly relating thereto.

4. Personal data held by the Placing Agent shall be kept confidential but the Placing Agent is authorised by you to provide such information to:

   (i) the Company and its registrars and to The Stock Exchange of Hong Kong Limited and the Securities and Futures Commission and other regulatory authorities;

   (ii) any person when the Placing Agent is compelled to make disclosure under the requirements of any law binding on it or its holding or associated companies;

   (iii) any person with your express or implied consent;

   (iv) any person where it is in the interests of the Placing Agent to make disclosure;

   (v) any person where the public interest requires disclosure;

   (vi) any agent, contractor or third party service provider who provides administrative, telecommunications, computer, payment or securities clearing, printing or other services to the Placing Agent in connection with the operation of its business;

   (vii) any member of the group of companies comprising the Placing Agent;

   (viii) any other person under a duty of confidentiality to the Placing Agent;

   (ix) any financial institution with which you have or propose to have dealings; and

   (x) any actual or proposed assignee of the Placing Agent or participant or sub-participant or transferee of the Placing Agent.

5. In the course of performing its duties, the Placing Agent may, as permitted by law, match, compare, transfer or exchange any personal data provided by you with data held, or hereafter obtained, for these or any other purposes by the Placing Agent, government bodies, other regulatory authorities, corporations, organisations or individuals in Hong Kong or overseas for the purpose of verifying those data.

6. When providing any personal data to us, please ensure that the data is accurate having agreed to your obligations (if any) under the Personal Data (Privacy) Ordinance.

7. You may be entitled under the Personal Data (Privacy) Ordinance to request access to or to request the correction of any data supplied by you, in the manner and subject to the limitations prescribed therein. All enquiries should be directed to the Company for the attention of the Company Secretary or (as the case may be) the share registrars for the attention of the Data Privacy Officer.

IMPORTANT

If you are in any doubt about this prospectus, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

A copy of this prospectus, having attached thereto the documents specified in the paragraph headed "Documents delivered to the Registrars of Companies in Hong Kong and in Bermuda" in appendix III to this prospectus, has been registered by the Registrar of Companies in Hong Kong as required by section 342C of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) of Hong Kong. A copy of this prospectus, having attached thereto a copy of the application form for the Warrants (as defined herein), has also been filed with the Registrar of Companies in Bermuda in accordance with the requirements of the Companies Act 1981 of Bermuda. The Registrar of Companies in Hong Kong, the Securities and Futures Commission and the Registrar of Companies in Bermuda take no responsibility as to the contents of this prospectus.

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Hong Kong Securities Clearing Company Limited (the "HKSCC") take no responsibility for the contents of this prospectus, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 155)

PRIVATE PLACING OF 550,000,000 WARRANTS BEING WARRANTS IN REGISTERED FORM TO SUBSCRIBE FOR SHARES IN THE CAPITAL OF REXCAPITAL INTERNATIONAL HOLDINGS LIMITED AT AN ISSUE PRICE OF HK$0.046 PER WARRANT

Placing Agent


第一上海
FIRST SHANGHAI GROUP

First Shanghai Securities Limited

This prospectus is published for the purpose of obtaining the listing on the Stock Exchange of all warrants to be issued by REXCAPITAL International Holdings Limited (the "Company") and contains particulars given in compliance with the Rules Governing the Listing of Securities on the Stock Exchange for the purpose of giving information with regard to the Company and its subsidiaries and such warrants.

Application has been made to the Stock Exchange for the listing of and permission to deal in the warrants to be issued by the Company and the shares of the Company falling to be issued on exercise of the subscription rights attaching to such warrants. Commencement of dealings in the warrants is expected to be on Monday, 4 July 2005.

It should be noted that the placing agreement (the "Warrant Placing Agreement") in relation to the placing of warrants to be issued by the Company contains provisions entitling First Shanghai Securities Limited (after consultation with the Company) to terminate its obligations thereunder on the occurrence of certain events, which results in a material adverse change in the political, economic or stock market conditions in Hong Kong in the context of the placing of warrants and which materially affects the success of the placing of warrants or any breach of the warranties and representations on the part of the Company under the Warrant Placing Agreement which is material in the context of the placing of warrants prior to 9:00 a.m. on the date of completion of the Warrant Placing Agreement. If the obligations of First Shanghai Securities Limited under the Warrant Placing Agreement are so terminated, the placing of warrants will not proceed.

Subject to the granting of the listing of and permission to deal in the warrants to be issued by the Company and the shares of the Company failing to be issued on exercise of the subscription rights attached to such warrants on the Stock Exchange, as well as the compliance with the stock admission criteria of HKSCC, the warrants will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in the Central Clearing and Settlement System ("CCASS") with effect from the commencement date of dealings in the warrants on the Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second business day after any trading day. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

17 June 2005

CONTENTS

ATTENTION

THIS PROSPECTUS IS ALSO SENT OR DELIVERED TO THE SHAREHOLDERS OF THE COMPANY AND HOLDERS OF THE OPTIONS FOR INFORMATION PURPOSES ONLY AND SHAREHOLDERS OF THE COMPANY AND HOLDERS OF THE OPTIONS SHOULD NOTE THAT THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR INVITATION ON BEHALF OF THE COMPANY BY THE PLACING AGENT TO APPLY FOR OR TO TAKE UP ANY WARRANTS OR SHARES OF THE COMPANY.

This prospectus includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group and the Warrants. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this prospectus and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

The Bermuda Monetary Authority has given its general consent for the issue of securities of the Company and shares up to the amount of the authorised share capital of the Company from time to time (which covers the issue of the Warrants and the shares falling to be issued upon the exercise of Subscription Rights) to persons regarded as non-resident of Bermuda for exchange control purposes provided the Shares of the Company are listed on the Stock Exchange or any other appointed stock exchange, as defined by the Companies Act. In giving such consent and in accepting this prospectus for filing, the Bermuda Monetary Authority and the Registrar of Companies in Bermuda accept no responsibility for the financial soundness of the Company or for the correctness of any of the statements made or opinions expressed herein.

This prospectus is published in connection with the Warrant Placing, being an offer of Warrants carrying rights to subscribe for Shares, subject to the terms and conditions set out or referred to herein.

Each potential purchaser of Warrants should determine the relevance of the information contained in this prospectus and any purchase of the Warrants should be based on such information as each purchaser deems necessary. The Placing Agent does not undertake to review the financial condition or affairs of the Company during the term of the Warrants or to advise any investor or potential investor in the Warrants of any information which comes to its attention.

No action has been taken in any jurisdiction other than Hong Kong and Bermuda to permit an offering of the Warrants or the distribution of this prospectus. Accordingly, this prospectus may not be used for the purpose of, and does not constitute, an offer or invitation in any jurisdiction or in any circumstances in which such offer or invitation is not authorised or to any person to whom it is unlawful to make such offer to invitation except under such circumstances that will result in compliance with any applicable laws or regulations.

No person has been authorised to give any information or to make any representation not contained in this prospectus in connection with the Warrants and, if given or made, such information or representation must not be relied upon as having been authorised by the Company or the Placing Agent. Neither the delivery of this prospectus nor any issue or sale of any Warrants shall under any circumstances create any implication that there has been no change in the affairs of the Company or any of its subsidiaries since the date hereof. This prospectus does not constitute, and may not be used for the purpose of, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation and no action is being taken to permit an offering of the Warrants or the distribution of this prospectus in any jurisdiction where any such action is required.

The Stock Exchange and HKSCC have made no assessment of, nor does either of them take any responsibility for, the financial soundness of the Company or merits of investing in the Warrants, nor has either of them verified the accuracy or the truthfulness of statements made or opinions expressed in this prospectus.

The distribution of this prospectus and the offering, sale and delivery of the Warrants in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus comes are required by the Company to inform themselves of and to observe any such restrictions.

Dealings in Warrants registered on the Company's register of Warrantholders will be subject to Hong Kong stamp duty. The SFC charges a transaction levy of 0.005%, investor compensation levy of 0.002% and the Stock Exchange charges a trading fee of 0.005% in respect of each transaction effected on the Stock Exchange, payable by each of the seller and the buyer and calculated on the value of the consideration for the relevant securities. In addition, member brokers charge brokerage to both buyers and sellers which is required to be no less than 1% of the value of the purchase or sale (calculated on the value of the relevant securities).

Application has been made to the Stock Exchange for the listing of and permission to deal in the Warrants and the Shares falling to be issued on the exercise of Subscription Rights on the Stock Exchange. No Shares or Warrants are listed or dealt in on any other stock exchange and the Company is not currently seeking to list the Shares or Warrants on any other stock exchange.

Subject to the granting of the listing of and permission to deal in the Warrants and the Shares which may fall to be issued on the exercise of Subscription Rights on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Warrants and Shares which may fall to be issued on the exercise of Subscription Rights will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Warrants on the Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

Potential Warrantholders are recommended to consult their professional advisers if they are in any doubt as to the taxation implications of holding the Warrants or exercising their rights thereunder. It is emphasised that none of the Company, the Directors or any other parties involved in the Warrant Placing accepts responsibility for any tax effects on, or liabilities of, the Warrantholders resulting from the purchase or holding or disposal of the Warrants and/or exercise of any rights attaching to the Warrants.

EACH SUBSCRIBER OR PURCHASER OF THE WARRANTS MUST COMPLY WITH ALL APPLICABLE LAWS AND REGULATIONS IN FORCE IN EACH JURISDICTION IN WHICH IT SUBSCRIBES, PURCHASES, OFFERS OR SELLS THE WARRANTS OR POSSESSES OR DISTRIBUTES THIS PROSPECTUS AND MUST OBTAIN ANY CONSENT, APPROVAL OR PERMISSION REQUIRED BY IT FOR THE SUBSCRIPTION, PURCHASE, OFFER OR SALE OF THE WARRANTS UNDER THE LAWS AND REGULATIONS IN FORCE IN ANY JURISDICTION TO WHICH IT IS SUBJECT OR IN WHICH IT MAKES SUCH SUBSCRIPTION, PURCHASE, OFFER OR SALE, AND NONE OF THE COMPANY, THE PLACING AGENT AND ANY OTHER PERSONS INVOLVED IN THE WARRANT PLACING SHALL HAVE ANY RESPONSIBILITY THEREFOR.

Latest time for submitting the application forms for
the Warrants accompanied by appropriate remittances .... 12:00 noon on Thursday, 23 June 2005

Latest time for the Placing Agent to exercise
their termination right under the Warrant Placing Agreement .... 9:00 a.m. on Tuesday, 28 June 2005

Warrant certificates to be despatched on or before .... Wednesday, 29 June 2005

Dealings in the Warrants on the Stock Exchange to commence .... Monday, 4 July 2005

Note: All times refer to Hong Kong time.

The time specified above is indicative only and is subject to change. The Company will notify the Shareholders of any changes to the expected timetable as and when appropriate.

The following definitions apply throughout this prospectus unless the context otherwise requires:

"associates"	has the meaning ascribed to this term under the Listing Rules
"CCASS"	the Central Clearing and Settlement System established and operated by the HKSCC
"Company"	REXCAPITAL International Holdings Limited, a company incorporated in Bermuda and the issued Shares of which are listed on the Stock Exchange
"Companies Act"	Companies Act of 1981 of Bermuda
"Companies Ordinance"	Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Completion"	the allotment and issue of the Warrants to the Placees in accordance with the terms and conditions of the Warrant Placing Agreement
"Director(s)"	director(s) of the Company
"Exercise Moneys"	in relation to any Warrant or Warrants, the amount stated on the face of the Warrant certificate issued in respect of such Warrant or Warrants as the amount in cash which the Warrantholder of such Warrant or Warrants is entitled to subscribe upon the exercise of the Subscription Rights represented thereby
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Instrument"	a deed poll constituting the Warrants to be executed by the Company
"Latest Practicable Date"	15 June 2005, being the latest practicable date prior to the printing of this prospectus for the purpose of ascertaining certain information contained in this prospectus
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Options"	the Options granted under the share option scheme adopted by the Company on 29 July 2002 to subscribe for Shares in accordance with the terms of the share option scheme

"Placees"	the placees to be procured by the Placing Agent for the Warrants, who will be independent institutional and/or private investors not connected with, the directors, chief executive and substantial shareholders of the Company or its subsidiaries or any of their respective associates
"Placing Agent"	First Shanghai Securities Limited, a licensed corporation under the SFO
"Registrar"	Computershare Hong Kong Investor Services Limited, the branch share registrar for the time being maintained in Hong Kong
"SFC"	the Securities and Futures Commission of Hong Kong
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shares"	ordinary shares of HK$0.01 in the share capital of the Company
"Shareholder(s)"	holder(s) of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Date"	the date on which any of the Subscription Rights are duly exercised
"Subscription Form"	the subscription form contained in each Warrant certificate in relation to the exercise of the Subscription Rights
"Subscription Period"	the two-year period from the date on which dealings in the Warrants on the Stock Exchange shall commence, which is expected to be 4 July 2005 and expiring on 3 July 2007
"Subscription Price"	the initial subscription price of HK$0.116 per Share (subject to adjustments)
"Subscription Rights"	the subscription rights attached to the Warrants which may be exercised by the Warrantholders
"Warrant(s)"	up to a maximum of 550,000,000 listed warrants, in registered form, to be issued by the Company at HK$0.046 per unit of warrant, conferring rights to subscribe for Share(s) at an initial subscription price of HK$0.116 (subject to adjustments) during the Subscription Period

"Warrant Issue Price"	HK$0.046, being the issue price per Warrant payable on application under the Warrant Placing
"Warrant Placing"	the placing of 550,000,000 Warrants pursuant to the Warrant Placing Agreement
"Warrant Placing Agreement"	a conditional placing agreement entered into by the Company and the Placing Agent dated 19 April 2005 in relation to the Warrant Placing
"Warrantholder(s)"	holder(s) of Warrant(s)
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

The information in this section is only a summary of the Warrant Placing and should be read in conjunction with, and is qualified by reference to, the other information set out in this prospectus.

Issuer:	REXCAPITAL International Holdings Limited
The Issue:	The Warrants will be allotted and issued pursuant to the specific mandate granted to the Directors to allot and issue Shares at the special general meeting of the Company held on 6 June 2005. As at the date of the announcement of the Company dated 21 April 2005 in relation to the Warrant Placing, the Shares to which the Warrants relate represent approximately 19.98% of the existing issued share capital of the Company and approximately 16.65% of the issued share capital as enlarged by the allotment and issue of the 550,000,000 Shares to which the Warrants relate, which Shares will rank pari passu in all respects with the Shares in issue on the relevant Subscription Date. Except for the Shares to be allotted and issued upon exercise of the options granted or to be granted under the share option schemes of the Company adopted on 29 July 2002, the Company has no other equity securities which remain to be issued on exercise of any other subscription rights.
Warrant Issue Price:	HK$0.046 per Warrant.
Warrant Placing:	The Warrant Placing will be conducted by the Placing Agent on a best effort basis pursuant to the Warrant Placing Agreement, the terms of which are summarised in the paragraph headed "The Warrant Placing Agreement" in the section headed "The Warrant Placing" in this prospectus.
Conditions of the Warrant Placing:	The Warrant Placing is conditional on the satisfaction of the conditions set out in the paragraph headed "Conditions of the Warrant Placing" in the section headed "The Warrant Placing" in this prospectus.
Use of proceeds:	The net proceeds of the Warrant Placing of approximately HK$23.6 million will be used for general working capital of the Group.
Board lot:	The board lot for trading in the Warrants is 50,000 units of HK$5,800 of Subscription Rights conferring the rights to subscribe for, initially, 50,000 Shares on the basis of an initial Subscription Price of HK$0.116 per Share, subject to adjustments.
Form:	The Warrants are in registered form, giving the holders thereof the rights to subscribe up to HK$63,800,000 in aggregate in cash for Shares at the initial Subscription Price between 4 July 2005 and expiring on 3 July 2007, both dates inclusive. Such rights to subscribe will be contained in the Instrument and Warrant certificates.

Denomination:	The Warrants are represented by certificates in units of Subscription Price of HK$0.116 each or integral multiples in respect thereof.
Exercise:	The Warrants are exercisable only in amounts of HK$0.116 or in integral multiples of Subscription Rights of HK$0.116. A Warrant may only be exercised by the delivery of a completed and signed Subscription Form together with the relevant Warrant certificate to the Registrar and together with a remittance for the aggregate Subscription Price for the Subscription Rights exercised.
Subscription price:	HK$0.116 per Share (subject to adjustments)
	The Subscription Price per Share of HK$0.116 represents: (i) a discount of approximately 25.16% to the closing price of HK$0.155 per Share quoted on the Stock Exchange on 18 April 2005, being the last trading day before the date of the Warrant Placing Agreement; and (ii) a discount of approximately 28.92% to the average closing price of HK$0.1632 per Share quoted on the Stock Exchange for the last five consecutive trading days up to and including 18 April 2005.
	The aggregate of the Warrant Issue Price and the initial subscription price represents (i) a premium of 4.52% over the closing price of HK$0.155 per Share quoted on the Stock Exchange on 18 April 2005, being the last trading day before the date of the Warrant Placing Agreement; and (ii) a discount of approximately 0.74% to the average closing price of HK$0.1632 per Share quoted on the Stock Exchange for the last five consecutive trading days up to and including 18 April 2005.
Subscription period:	On or after 4 July 2005, but not later than 3 July 2007, both dates inclusive.
	The Shares falling to be issued upon the exercise of Subscription Rights will, upon allotment and issue, rank pari passu in all respects with existing Shares in issue on the relevant Subscription Date, save for any right or entitlement to dividends or other rights or distributions the record date of which precedes the relevant Subscription Date.
Transfers of Warrants:	For the purpose of dealing on the Stock Exchange, a board lot of Warrants will be Warrants entitling the holders thereof to subscribe for an amount of HK$5,800 for, initially, 50,000 Shares.

Warrants may only be transferred in amount of HK$0.116 (or integral multiples thereof) of the Subscription Rights by delivery of a transfer form for registration to the Registrar in such form as may from time to time be in use and obtainable from the Registrar together with the relevant Warrant certificate(s). Settlement of any transaction with respect to the Warrants must be completed by means of payment for and delivery of the Warrants. Where such dealing takes place on the Stock Exchange, delivery must currently be made at the end of the second trading day after the dealing has been entered into.

Currently, Hong Kong stamp duty is chargeable on contract notes evidencing on sale or purchase of Warrants at a rate of HK$2.00 per HK$1,000 or part thereof (of which HK$1.00 per HK$1,000 is payable by the seller and HK$1.00 per HK$1,000 is payable by the purchaser) by reference to the value of the consideration or market value, whichever is higher.

Listing and dealing:

Application has been made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Warrants and the Shares which may fall to be issued upon the exercise of the Subscription Rights on the Stock Exchange. It is expected that dealings in Warrants on the Stock Exchange will commence on 4 July 2005.

Subject to the granting of the listing of and permission to deal in the Warrants and the Shares which may fall to be issued upon the exercise of the Subscription Rights on the Stock Exchange, as well as compliance with the stock admission requirements of HKSCC, the Warrants and the Shares which may fall to be issued upon the exercise of Subscription Rights will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in Warrants on the Stock Exchange or such other date as determined by HKSCC.

Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

Governing law: The laws of Hong Kong

Registrar: Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

Executive Directors:

Name	Address	Nationality
Mr. Chan How Chung, Victor *(Chairman)*	17A Ko Fung Court Harbour Heights 5 Fook Yum Road North Point Hong Kong	British
Miss Lee Huei Lin	Flat G, 26th Floor, Block 1 Tanner Garden 18 Tanner Road Hong Kong	Canadian
Mr. Chan Wai Kwong, Peter	B-2, 14th Floor Beverly Hill 6 Boardwood Road Hong Kong	Canadian
Mr. Chu Chik Ming, Jack	Tower 1, Floor 2, Block C Yoho Town 8 Yuen Lung Street Yuen Long New Territories Hong Kong	USA
Mr. Seligman Pierre	Flat 10C, Block 13, Site 11 Whampoa Garden Kowloon Hong Kong	Swiss

Independent Non-executive Directors:

Name	Address	Nationality
Mr. Chow Siu Ngor	10/F, Harvest Court 212 Argyle Street Kowloon City Hong Kong	Chinese
Mr. Yin Tat Man	Flat 13A, Yan Woo Building 70 Java Road, North Point Hong Kong	Chinese
Mr. Chan Pei Cheong, Andy	1508, 15th Floor, Block 7 Heng Fa Chuen Hong Kong	Chinese

Authorised representatives:	Chan Hou Chung, Victor Lee Huei Lin
Company secretary:	Tsang Wai Wa, FCCA, CPA
Qualified accountant:	Ma Kwok Hung, Warren, FCCA, CPA
Auditors:	Grant Thornton *Certified Public Accountants* 13th Floor, Gloucester Tower The Landmark 11 Pedder Street, Central Hong Kong
Registered office:	Clarendon House 2 Church Street Hamilton HM 11 Bermuda
Principal place of business in Hong Kong:	Suite 3402, 34th Floor, COSCO Tower Grand Millennium Plaza 183 Queen's Road Central Hong Kong
Principal share registrar and transfer office in Bermuda:	The Bank of Bermuda Limited 6 Front Street Hamilton HM 11 Bermuda
Branch share registrar, warrant registrar and transfer office:	Computershare Hong Kong Investor Services Limited 46th Floor, Hopewell Centre 183 Queen's Road East Hong Kong
Placing Agent:	First Shanghai Securities Limited 19/F., Wing On House 71 Des Voeux Road Central Hong Kong

Legal advisers to the Company:

on Hong Kong law
Michael Li & Co.
14th Floor, Printing House
6 Duddell Street
Central
Hong Kong

on Bermuda law
Conyers Dill & Pearman
2901 One Exchange Square
8 Connaught Place
Central
Hong Kong

Principal bankers:

Standard Chartered Bank
Liu Chong Hing Bank Limited

1. REASONS FOR THE WARRANT PLACING

The Directors consider that the Warrant Placing is an ideal opportunity to raise further capital for the Company. In particular, (i) it does not have an immediate dilution effect on the shareholding of existing Shareholders; (ii) it raises funds immediately upon Completion, and if and when the Warrants are exercised, further funds will be raised for additional general working capital and the financial conditions and Shareholder base of the Company will accordingly be strengthened; and (iii) it provides investors with an alternative means to invest in the Company.

2. USE OF PROCEEDS

It is intended that the net proceeds of the Warrant Placing of about HK$23.6 million will be used for general working capital of the Group. The Company does not have any particular investment plan as at the Latest Practicable Date.

The Company has, in aggregate, raised approximately HK$138.4 million (net proceeds) in the past three years. Approximately HK$63 million of the funds raised was used for repayment of convertible bonds, bank loans and other creditors. Approximately HK$75.4 million of the funds raised was used for general working capital purposes mainly for running of daily business of the Group including trading in securities and financing services.

3. CONDITIONS OF THE WARRANT PLACING

Completion of the Warrant Placing Agreement is conditional, among other matters, on the fulfillment of the following conditions on or before 30 June 2005 (or such later time and date as may be agreed between the Company and the Placing Agent in writing):

(a) the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the Warrants and the Shares falling to be issued on the exercise of the subscription rights attaching to the Warrants;

(b) the delivery to and registration by the Registrar of Companies in Hong Kong of a copy of this prospectus, duly signed by any two directors of the Company (or by their agents or attorneys duly authorised in writing) in accordance with Section 342C of the Companies Ordinance;

(c) the delivery to and filing with the Registrar of Companies in Bermuda of a copy of this prospectus in accordance with applicable Bermuda law; and

(d) if necessary, the Bermuda Monetary Authority granting its permission to the issue of the Warrants and the Shares falling to be issued upon exercise of the subscription rights attaching to the Warrants.

If any of the Conditions are not satisfied on or before 30 June 2005 (or such later time and date as may be agreed between the Company and the Placing Agent in writing), the Warrant Placing Agreement shall lapse and determine and the Warrant Placing will not proceed.

4. THE WARRANT PLACING AGREEMENT

The Placing Agent has, pursuant to the Warrant Placing Agreement, agreed, among other matters, to act as the placing agent for and on behalf of the Company to procure the Placees to subscribe for the Warrants at the Warrant Issue Price on a best effort basis. In consideration of the Placing Agent performing its obligations under the Warrant Placing Agreement, the Company will pay the Placing Agent a commission of 3% on the aggregate Warrant Issue Price of the Warrants to be placed by it.

Under the Warrant Placing Agreement, the Placing Agent has further undertaken to the Company to ensure that the Placees will be third parties independent of and not connected with any of the directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates.

The Company and the Placing Agent will ensure that the Warrant Placing will comply with the relevant provisions of the Listing Rules, including but not limited to Chapter 15 of and Appendix 6 to the Listing Rules.

5. FORCE MAJEURE

The Warrant Placing Agreement contains provisions entitling the Placing Agent (after consultation with the Company) to terminate its obligations thereunder on the occurrence of any local, regional, national or international event or change of a political, military or economic nature, which results in a material adverse change in the political, economic or stock market conditions in Hong Kong in the context of the Warrant Placing and which materially affects the success of the Warrant Placing or any breach of the warranties and representations on the part of the Company under the Warrant Placing Agreement which is material in the context of the Warrant Placing prior to 9:00 a.m. on the date of Completion.

6. LISTING AND DEALING

Application has been made to the Listing Committee of the Stock Exchange for the listing of and permission to deal in the Warrants and any Shares which may fall to be issued upon exercise of the Subscription Rights. No part of the Shares or loan capital of the Company is listed or dealt in on any other stock exchange and the Company is not currently seeking to list the Warrants or the Shares or its loan capital on any other stock exchange.

Dealing in securities on the Stock Exchange is required to be settled by delivery of payment and certificates denominated in board lots within two trading days following the date of the transaction. Dealing in Warrants will take place in board lots of 50,000 units of HK$5,800 of Subscription Rights.

Subject to the granting of the listing of and permission to deal in the Warrant and the Shares which may fall to be issued upon the exercise of Subscription Rights on the Stock Exchange, as well as compliance with the stock admission requirements of HKSCC, the Warrants and the Shares which may

fall to be issued upon the exercise of Subscription Rights will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in Warrants on the Stock Exchange or such other date as determined by HKSCC.

Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

The Stock Exchange charges a trading fee of 0.005% and the SFC charges a transaction levy of 0.005% and investor compensation levy of 0.002% in respect of each transaction effected on the Stock Exchange, payable by each of the seller and the buyer and calculated on the value of the consideration for the relevant securities. In addition, member brokers charge brokerage to both buyers and sellers which is required to be no less than 1% of the value of the purchase or sale (calculated on the value of the relevant securities).

7. SHAREHOLDING OF THE EXISTING SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, the Company had 2,752,451,858 Shares in issue. The shareholding structure of the Company as at the Latest Practicable Date and immediately upon exercise of the subscription rights attaching to the Warrants in full are as follows:

Shareholder	At the Latest Practicable Date		Immediately after exercise of the subscription rights attaching to the Warrants in full	
	No. of Shares	Approximate percentage	No. of Shares	Approximate percentage
Mr. Chan How Chung, Victor ("**Mr. Chan**") *(Note)*	689,060,662	25.03	689,060,662	20.87
Warrantholders	—	—	550,000,000	16.65
Public Shareholders (other than the Warrantholders)	2,063,391,196	74.97	2,063,391,196	62.48
Total	2,752,451,858	100.00	3,302,451,858	100.00

Note: Of the 689,060,662 Shares beneficially owned by Mr. Chan, 258,052,510 and 360,000 Shares are held by Mega Market Assets Limited and Sino Success Development Corp. respectively, both of which are wholly-owned by Mr. Chan. The remaining 413,881,152 Shares and 16,767,000 Shares are held by RPI Holdings Limited and REXCAPITAL International Limited respectively. The entire share capital of RPI Holdings Limited is owned as to 75% by Mr. Chan and as to 25% by Miss Lee Huei Lin, a Director. The entire share capital of REXCAPITAL International Limited is owned as to 75% by Mr. Chan, as to 12.5% by Miss Lee Huei Lin and as to 12.5% by an independent third party.

1. DESCRIPTION OF THE BUSINESS

The Group is principally engaged in (i) strategic investments and capital market activities, including participation in primary and secondary securities market and provision of capital market advisory services; and (ii) financing business.

2. FINANCIAL AND TRADING RESULTS AND PROSPECTS

Turnover for the segment of the strategic investments and capital market activities for the year ended 31 March 2004 and the six months ended 30 September 2004 were approximately HK$60,974,000 and HK$7,502,000 respectively. Revenue from this segment includes advisory fees from corporate finance advisory services, proceeds from trading of listed securities. Revenue also includes capital gain on the long term investments when they are eventually disposed and any dividend received during the holding period. Segment loss for this business for the year ended 31 March 2004 and the six months ended 30 September 2004 were approximately HK$1,006,000 and HK$24,384,000 respectively. During the previous year, worldwide political and economic uncertainty had led to a downtrend in major overseas stock markets. This volatile environment affected the performance of the Group's securities investments, and resulted in corporate finance revenue slowing down for the six months ended 30 September 2004.

Turnover for the segment of the financing services, which includes the provision of commercial and personal loans, for the year ended 31 March 2004 and the six months ended 30 September 2004 were approximately HK$208,000 and HK$1,524,000 respectively. Segment profit for this business for the year ended 31 March 2004 and the six months ended 30 September 2004 were approximately HK$210,000 and HK$1,522,000 respectively. The Group has commenced to engage in the provision of financing services in early 2004 and the result has been encouraging.

Since last year, Hong Kong's economy has undergone encouraging recovery. Our economy is expected to maintain a steady growth in the coming years, supported by the continuous economic development of China and the closer economic ties between China and Hong Kong. The Group will continue to serve the capital market and financing needs of our customers with our strong corporate brand name, financial strength and professionalism.

In November 2004, the Group completed the placement of 340 million new Shares to independent investors, at HK$0.04 per Share. The net proceeds of approximately HK$13 million raised from this placing were used as general working capital mainly for private business investments within the Group's ordinary course of business including the furtherance of its principal lines of business, i.e. strategic investment and capital market activities. The management of the Company is of the view that energy-related investments represent an area of tremendous opportunity for growth, and hence, the Company is currently focusing on identifying business and investment opportunity in this particular sector, especially in the alternative energy generation sector. At present, the Company is in preliminary contact with several companies in this sector. All such discussions are still in progress and no binding agreement has been reached. Funds applied in this regard have been classified as deposit, pre-payment and other receivables in the Group's accounts. Depending on the result of such discussions and the agreed terms and conditions of any such investment (including, for instance, the percentage acquired and whether such investment will be held as short-term or long-term investment of the Group etc.), appropriate re-classification will be made in the accounts to reflect the commercial agreements of such investments.

In light with its business nature, a solid financial position is no doubt advantageous for the growth of the principal business of the Group. We believe that the Warrant Placing represents an excellent opportunity to strengthen the Company's financial position and enhance its ability to develop and capture business opportunities. For the year ended 31 March 2004 and the interim period ended 30 September 2004, the Group mainly invested in listed securities in Asia. The Group started to engage in the investment in the private business sector as mentioned above since late 2004. Part and parcel of its ordinary course of business, the Group will be devoted to exploring and evaluating new opportunities for our business and strategic investment, and thereby creating greater returns for the Group and our Shareholders.

The auditors of the Company have given a qualified opinion in the auditors' report of the Company for the year ended 31 March 2004. The auditors were unable to obtain sufficient information to satisfy themselves as to the recoverability of a receivable of HK$350,000,000 (the "Receivable") included in trade and other receivables of approximately HK$390,613,000 in the consolidated balance sheet. The Receivable arose from the disposal of the Group's interest comprising 875 fully paid ordinary shares (the "Sale Shares") in REXCAPITAL Infrastructure Limited ("RIL") during the year. They were unable to ascertain whether the Receivable is recoverable as there has not been any subsequent settlement and there were no alternative procedures that they could perform to satisfy themselves as to the recoverability of the Receivable. As indicated by the auditors in their report for the year ended 31 March 2004, any adjustment to the Receivable may have a consequential effect on the Group's net assets as at 31 March 2004 and the Group's loss for the year then ended.

As set out in the announcements of the Company dated 29 April 2005 and 25 May 2005, REXCAPITAL Technology Limited, a wholly owned subsidiary of the Company has issued a demand letter to Sky China Holdings Limited (the "Purchaser"), demanding payment of the Receivable by 20 May 2005. However, the Purchaser has failed to make the payment to the Group by 20 May 2005. The Group is seeking advice from its legal adviser regarding the enforcement of its rights under the share charge executed by the Purchaser in its favour in relation to the Sale Shares and will take appropriate steps accordingly. In light of the recent development, the Company is also in discussions with its auditors regarding the financial impact of such non-payment by the Purchaser. As at the Latest Practicable Date, the amount of the provision for the Receivable, if any, cannot be estimated. If the provision for the Receivable is made in full, a provision of HK$350 million will be made. Depending on the results of the valuation on the assets held by RIL, adjustment may need to be made to the carrying value of the assets. The maximum amount of such an adjustment will be HK$350 million. Should such an adjustment be necessary, the adjustment may have a negative impact on the Group's financial position. The net asset value of the Group will be reduced and the results of the Group will also be negatively affected by the adjustment.

3. OPERATING EXPENSES

Operating expenses of the Group for the past three year and the six months ended 30 September 2004 are shown below:

	For the six months ended 30 September	For the year ended 31 March		
	2004	2004	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Operating expenses	6,678	15,136	15,768	36,341

As shown in the above table, the operating expenses of the Group have been reducing over the past three years. The Group will continue to adopt a streamlined control over its operating expenses.

4. CASH FLOW

Cash flow of the Group, including changes in working capital, for the past three year and the six months ended 30 September 2004 are shown below:

	For the six months ended 30 September	For the year ended 31 March		
	2004	2004	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Cash flow (used in)/generated from operating activities *(Note 1)*	7,520	(72,210)	18,454	(15,899)
Cash flow (used in)/generated from investing activities *(Note 2)*	–	50,096	1,547	59,294
Cash flow (used in)/generated from financing activities *(Note 3)*	(8,496)	15,234	(4,099)	(44,679)
Net increase/(decrease) in cash and cash equivalents	(976)	(6,880)	15,902	(1,284)

Notes:

(1) The cash outflow of approximately HK$72 million in 2004 included the cashflow used in securities trading of approximately HK$38.9 million and the increase in other receivables from the financing business of approximately HK$36.6 million respectively.

(2) The cash inflow from investing activities for the year ended 31 March 2004 represented the proceeds of HK$50 million received from deposal of a 12.5% interest in REXCAPITAL Infrastructure Limited, an intermediate holding company investing in the fibre-optic networking. The cash inflow from financing activities for the year ended 31 March 2002 mainly represented the proceeds on disposal of investment securities.

(3) The cash outflow of HK$8.5 million for the six months ended 30 September 2004 mainly represented the repayment of short-term loans and convertible bond interest. For the year ended 31 March 2003, the net cash outflow of HK$4.1 million from financing activities represented the net of the total cash outflow of HK$249.8 million and total cash inflow of HK$245.7 million. Included in the cash outflow of HK$249.8 million were the repayment of bank loans and other loans of HK$3.1 million and HK$215.6 million respectively. The cash inflow of HK$245.7 million included the proceeds from other loans amounted to HK$136.9 million and the proceeds of HK$108.8 million from the issue of shares under the open offer of shares as announced by the Company in its announcement dated 2 April 2002. Other loans represented short-term loans from related companies and margin loans used in the securities trading activities. Under the repayment of other loans of HK$215.6 million as shown above, HK$133.9 million was repayment of loans to related companies and HK$81.7 million was repayment of margin loans. Under the proceeds from other loans of HK$136.9 million as shown above, loans from related companies and margin loans amounted to HK$54.1 million and HK$82.8 million respectively. The net cash outflow of HK$44.7 million in 2002 included the repayment of bank loans and other loans due to related companies.

5. MAJOR CUSTOMERS

The aggregate turnover during the year ended 31 March 2004 attributable to the Group's five largest customers accounted for approximately 7% of the total Group's turnover. All of them were customers of the capital market advisory business of the Group.

6. SHARE CAPITAL

As at the Latest Practicable Date, the authorised and issued share capital of the Company was as follows:

		HK$
Authorised:		
100,000,000,000	Shares	1,000,000,000
		HK$
Issued:		
2,752,451,858	Shares	27,524,518.58

All of the existing issued Shares rank equally in all respects, including all rights as to dividends, voting and interests in capital. The Warrant Placing involves an issue of 550,000,000 Warrants conferring rights to subscribe in aggregate up to HK$63,800,000 for Shares. The Warrants will be transferrable and exercisable in units of subscription rights of HK$0.116 each and thus every Warrant will initially entitle the Warrantholder to subscribe in cash for one Share at the initial Subscription Price of HK$0.116. The Shares falling to be issued upon the exercise of the Subscription Rights will upon allotment and issue rank pari passu in all respects with the existing Shares in issue on the relevant Subscription Date, save for any right or entitlement to dividends or other rights or distribution the record date of which precedes the relevant Subscription Date.

As at the Latest Practicable Date, options carrying the rights to subscribe for a total of 251,455,000 Shares were granted in accordance with the terms of the share option scheme of the Company since its adoption on 29 July 2002, representing approximately 9.14% of the existing issued share capital of the Company. Of these, a total of options to subscribe for 133,820,988 Shares had been exercised and Options to subscribe for 16,117,006 Shares had been lapsed. Options to subscribe for 101,517,006 Shares remain outstanding and unexercised. There will be 101,517,006 Shares allotted and issued if such options are exercised in full. Other than Mr. Seligman Pierre who is interested in 23,100,000 options, no other Directors had any interests in the Options as at the Latest Practicable Date.

Save as disclosed herein, no member of the Group has any share or loan capital under option or agreed conditionally or unconditionally to be put under option, nor have any conversion rights attached to any convertible bonds affecting shares in any company of the Group have been issued or granted or agreed conditionally or unconditionally to be issued or granted by any of such companies.

7. DIRECTORS AND SENIOR MANAGEMENT

Executive Directors

Mr. Chan How Chung, Victor

Mr. Chan How Chung, Victor, aged 44, was appointed as an executive Director and the chairman of Company in June 2002. He holds a LLB degree and is also a professionally qualified accountant. He has over 19 years of experience in corporate restructurings and reorganisations, mergers and acquisitions, primary and secondary capital raisings, wealth management and corporate finance. Mr. Chan became a substantial shareholder of the Company since March 2002. As at the Latest Practicable Date, within the meaning of Part XV of the SFO, he was interested in 689,060,662 Shares representing approximately 25.03% of the total issued share capital of the Company. Save as disclosed in this prospectus, he does not have any interests in the Shares within the meaning of Part XV of the SFO.

There is no service contract entered into between the Company and Mr. Chan and he is subject to retirement by rotation and re-election in accordance with the Company's bye-laws. His director's remuneration shall be determined by the Board on the basis of his previous experience, responsibilities and the prevailing market condition and subject to the approval of the Shareholders. Mr. Chan has not received any remuneration since his appointment.

Mr. Chan is also an executive Director of REXCAPITAL Financial Holdings Limited ("RFHL"). At the Latest Practicable Date, within the meaning of Part XV of the SFO, he was interested in 2,038,430,550 Shares representing approximately 67.95% of the total issued share capital of RFHL. Mr. Chan is a director of TKR Finance Limited ("TKR Finance"), a private company which is currently in liquidation. He is indirectly interested in approximately 39% of the issued share capital of TKR Finance. Mr. Chan has confirmed that he is not involved in any litigation resulting from the liquidation of TKR Finance.

Miss Lee Huei Lin

Miss Lee Huei Lin, aged 44, was appointed as an executive Director in June 2002. She holds a bachelor degree in Business Administration majored in Accounting. She is an associate member of both the Hong Kong Institute of Company Secretaries and the Institute of Chartered Secretaries & Administrators. Miss Lee has over 17 years of experience in the area of corporate finance, mergers and acquisitions, securities work and fiduciary assets management. Miss Lee has a 25% interest in RPI Holdings Limited, a substantial Shareholder of the Company and she is also a director of RPI Holdings Limited. Save as disclosed in this prospectus, Miss Lee does not have any interests in the Shares within the meaning of Part XV of the SFO. Miss Lee is also an executive Director of REXCAPITAL Financial Holdings Limited.

There is no service contract entered into between the Company and Miss Lee and she is subject to retirement by rotation and re-election in accordance with the Company's bye-laws. Her director's remuneration shall be determined by the Board on the basis of her previous experience, responsibilities and the prevailing market condition and subject to the approval of the Shareholders. Miss Lee has not received any remuneration since her appointment.

Mr. Chan Wai Kwong, Peter

Mr. Chan Wai Kwong, Peter, aged 51, was appointed as an executive Director in April 2002. He graduated with a bachelor degree in Social Science (Economics) from the University of Western Ontario, Canada in 1978. Mr. Chan has over 22 years of experience in marketing and business development. Prior to joining the Group, Mr. Chan was a chief operation officer of Chinainfohighway Hong Kong Limited, a total Internet solutions provider. Mr. Chan is also an executive director of Mobile Telecom Network (Holdings) Limited, a listed company in Hong Kong.

Mr. Chan is not connected with any directors, senior management or substantial or controlling shareholders of the Company and he does not have any interests in the Shares within the meaning of Part XV of the SFO. There is a service contract entered into between the Company and Mr. Chan. The appointment of Mr. Chan has no fixed term but he is subject to retirement by rotation and re-election in accordance with the Company's bye-laws. His director's remuneration shall be determined by the Board on the basis of his previous experience, responsibilities and the prevailing market condition and subject to the approval of the Shareholders. Mr. Chan has not received any director's fee since his appointment. He will be entitled to monthly emoluments (including salary, discretionary bonus and other benefits), currently being approximately HK$50,000.

Mr. Chu Chik Ming, Jack

Mr. Chu Chik Ming, Jack, aged 49, was appointed as an executive Director in February 2005. He holds a MBA degree in real estate, a Bachelor of Science degree in business management and an associate degree in construction. He is a Certified Commercial Investment Member. Mr. Chu is a non-executive director of ViaGOLD Capital Limited ("ViaGOLD"), a public company listed on the Australian Stock Exchange, since May 1999 and was appointed as the chairman of ViaGOLD since February 2004. He has extensive experience in strategic investment of number of essential business and IT projects focused at creating an e-Commerce infrastructure in China. Prior to that, Mr. Chu was a real estate consultant, consulting on project feasibility, site selection as well as property market analysis.

Mr. Chu is not connected with any directors, senior management or substantial or controlling shareholders of the Company and he does not have any interests in the Shares within the meaning of Part XV of the SFO. There is no service contract entered into between the Company and Mr. Chu and he is subject to retirement by rotation and re-election in accordance with the Company's bye-laws. His director's remuneration shall be determined by the Board on the basis of his previous experience, responsibilities and the prevailing market condition and subject to the approval of the Shareholders. Mr. Chu has not received any remuneration since his appointment.

Mr. Seligman Pierre

Mr. Seligman Pierre, aged 39, was appointed as an executive Director in February 2005. He holds a Bachelors degree in French Literature and a textile degree in knitwear from the University of Leeds in the United Kingdom. Mr. Seligman is an executive director of ViaGOLD since February 2004. He has more than 15 years experience in local and overseas trading business working as a senior executive. Mr. Seligman is not connected with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, within the meaning of Part XV of the SFO, Mr. Seligman was interested in 23,100,000 Shares by virtue of his interest in 23,100,000 Options. Save as disclosed in this prospectus, he does not have any interests in the Shares within the meaning of Part XV of the SFO. There is no service contract entered into between the Company and Mr. Seligman and he is subject to retirement by rotation and re-election in accordance with the Company's bye-laws. His director's remuneration shall be determined by the Board on the basis of his previous experience, responsibilities and the prevailing market condition and subject to the approval of the Shareholders. Mr. Seligman has not received any remuneration since his appointment.

Independent Non-executive Directors

Mr. Chow Siu Ngor

Mr. Chow Siu Ngor, aged 49, was appointed as an independent non-executive Director in October 1998 and a member of the Company's audit committee in March 1999. He is a practising solicitor in Hong Kong. Mr. Chow graduated from the Chinese University of Hong Kong in 1981 with an honours degree in Social Science. He then obtained an honours degree in Laws from the University of Birmingham in 1987. Mr. Chow was admitted as a solicitor of the Supreme Court of Hong Kong in 1990 and has been in private practice since then. Currently, Mr. Chow is an Assistant Solicitor with Messrs P. C. Woo & Co., Solicitors & Notaries of Hong Kong. Mr. Chow also serves as an independent non-executive director of three other listed companies in Hong Kong namely CCT Tech International Limited, eForce Holdings Limited and REXCAPITAL Financial Holdings Limited respectively. Mr. Chow also served as an independent non-executive director of Kim Eng Holdings (Hong Kong) Limited from August 2002 to April 2004 and of Tem Fat Hing Fung (Holdings) Limited from August 2002 to December 2002, both being listed companies in Hong Kong.

Mr. Chow is not connected with any directors, senior management or substantial or controlling shareholders of the Company, and he does not have any interests in the Shares within the meaning of Part XV of the SFO. There is no service contract entered into between the Company and Mr. Chow and he is subject to retirement by rotation and re-election in accordance with the Company's bye-laws. He will be entitled to director's fee of HK$80,000 per annum, subject to the approval of the Shareholders, which is determined by the Board on the basis of his previous experience, responsibilities and the prevailing market condition.

Mr. Yin Tat Man

Mr. Yin Tat Man, aged 45, was appointed as an independent non-executive Director and a member of the Company's audit committee in September 2004. He holds a Bachelor of Science degree from University of Toronto in Canada. He is a professional business executive with over 20 years of experience in the information technology industry specializing in the field of project management, risk management and channel management. Currently, Mr. Yin is an IT director of an international IT and system technology company based in Shanghai. Mr. Yin has not been a director in any other listed company in the past 3 years.

Mr. Yin is not connected with any directors, senior management or substantial or controlling shareholders of the Company, and he does not have any interests in the Shares within the meaning of Part XV of the SFO. There is no service contract entered into between the Company and Mr. Yin and he is subject to retirement by rotation and re-election in accordance with the Company's bye-laws. He will be entitled to director's fee of HK$80,000 per annum, subject to the approval of the Shareholders, which is determined by the Board on the basis of his previous experience, responsibilities and the prevailing market condition.

Mr. Chan Pei Cheong, Andy

Mr. Chan Pei Cheong, Andy, aged 43, was appointed as an independent non-executive Director and a member of the Company's audit committee in September 2004. He is a certified public accountant in Hong Kong and the United Kingdom. He has extensive experience in financial management, investment and corporate finance areas for 20 years. Mr. Chan holds a master degree in business administration from the University of Durham, England and an honours diploma in accountancy from the Lingnan University. He is also a fellow of the Chartered Association of Certified Accountants and the Hong Kong Institute of Certified Public Accountants and an associate member of the Institute of Chartered Secretaries and Administrators. Mr. Chan is currently a director of an accounting firm in Hong Kong and also an independent non-executive director of another listed company namely Guangdong Kelon Electrical Holdings Company Limited. From March 2001 to September 2002, he also served as a non-executive director of Shang Hua Holdings Limited.

Mr. Chan is not connected with any directors, senior management or substantial or controlling shareholders of the Company, and he does not have any interests in the Shares within the meaning of Part XV of the SFO. There is no service contract entered into between the Company and Mr. Chan and he is subject to retirement by rotation and re-election in accordance with the Company's bye-laws. He will be entitled to director's fee of HK$80,000 per annum, subject to the approval of the Shareholders, which is determined by the Board on the basis of his previous experience, responsibilities and the prevailing market condition.

Senior management

Mr. Joseph Chou, chief executive officer, aged 52, holds a bachelor degree of Science in Mechanical Engineering. He has been the president of many organisations and has extensive experience in the area of project searching, project planning, project development and project management. He is also a Vice Chairman of Chinese Inventions Association of Northern America. Mr. Chou joined the Group in October 2004.

8. MARKET STATISTICS

The Shares are listed on the Stock Exchange only. The board lot for trading in Shares on the Stock Exchange is 10,000 Shares.

Set out below are the market statistics of the Company:

(a) The highest and lowest closing prices on the Stock Exchange of Shares in each of the twelve months immediately preceding the Latest Practicable Date are set out below:

Month	Highest	Lowest
	HK$	*HK$*
2004		
June	0.088	0.065
July	0.068	0.042
August	0.049	0.040
September	0.050	0.040
October	0.046	0.040
November	0.115	0.043
December	0.126	0.107
2005		
January	0.128	0.116
February	0.185	0.120
March	0.178	0.156
April	0.175	0.151
May	0.176	0.143
June (up to the Latest Practicable Date)	0.172	0.163

(b) Closing price per Share as at the Latest Practicable Date .... HK$0.168

(c) Market capitalisation *(Note)* .... HK$462,411,912

Note: based on the number of Shares in issue and the closing price per Share as at the Latest Practicable Date.

I. THREE YEARS FINANCIAL SUMMARY

Set out below is a summary of the audited consolidated income statements for each of the three years ended 31 March 2002, 2003 and 2004 and the audited consolidated balance sheet as at 31 March 2002, 2003 and 2004 as extracted from the annual reports of the Company for the relevant years.

The auditors of the Company have given unqualified opinions on the financial statements for each of the two years ended 31 March 2002 and 2003 and a qualified opinion on the financial statements for the year ended 31 March 2004. The qualified opinion of the auditors of the Company on the financial statements for the year ended 31 March 2004 is set out in the paragraph headed "Financial statements of the Group for the year ended 31 March 2004" in this section.

(Expressed in Hong Kong Dollars)

CONSOLIDATED INCOME STATEMENT

	For the year ended 31 March		
	2004	**2003**	**2002**
	$'000	*$'000*	*$'000*
Turnover	61,184	91,636	5,543
Other income	242	6,588	8,136
Cost of trading securities sold	(51,258)	(70,987)	–
Staff costs	(7,500)	(5,769)	(10,725)
Depreciation	(7)	(764)	(3,887)
Other operating expenses	(7,629)	(9,235)	(21,729)
(Loss)/Profit from operations	(4,968)	11,469	(22,662)
Finance costs	(2,225)	(5,796)	(18,613)
Non-operating income	5,058	275	(323,600)
(Loss)/Profit before taxation	(2,135)	5,948	(364,875)
Taxation	–	18	–
(Loss)/Profit after taxation	(2,135)	5,966	(364,875)
Minority interests	9	–	–
(Loss)/Profit attributable to shareholders	(2,126)	5,966	(364,875)
(Loss)/Earnings per share			
Basic	(0.14) cents	0.60 cents	(64.4) cents
Diluted	N/A	0.58 cents	N/A

CONSOLIDATED BALANCE SHEET

	As at 31 March		
	2004	**2003**	**2002**
	$'000	*$'000*	*$'000*
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	4	395,018	397,156
Goodwill	50,602	53,314	–
Investment securities	–	–	–
	50,606	448,332	397,156
Current assets			
Trading securities	39,598	5,320	–
Trade and other receivables	390,613	4,160	1,064
Tax recoverable	674	505	–
Cash and cash equivalents	1,217	10,937	187
	432,102	20,922	1,251
Current liabilities			
Trade and other payables	7,352	5,213	18,429
Bank overdrafts, unsecured	–	2,840	11,107
Obligation under finance lease	–	–	91
Other loans	10,073	18,422	97,164
Convertible notes	45,000	631	23,614
	62,425	27,106	150,405
Net current assets/(liabilities)	369,677	(6,184)	(149,154)
Non-current liabilities			
Obligation under finance lease	–	–	32
Convertible notes	–	69,000	49,631
Net assets	420,283	373,148	198,339
CAPITAL AND RESERVES			
Share capital	17,094	13,079	124,383
Reserves	403,189	360,069	73,956
Shareholders' funds	420,283	373,148	198,339

II. FINANCIAL STATEMENTS OF THE GROUP FOR THE YEAR ENDED 31 MARCH 2004

Set out below are the auditors' report and the audited financial statements for the years ended 31 March 2004 together with the relevant notes thereto as extracted from the 2004 annual report of the Company.

Certified Public Accountants
Member of
Grant Thornton International

Grant Thornton
均富會計師行

To the members of
REXCAPITAL International Holdings Limited
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 30 to 59 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 90 of the Bermuda Companies Act, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants, except that the scope of our work was limited as explained below.

An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's and the group's circumstances, consistently applied and adequately disclosed.

We planned our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. However, the evidence available to us was limited because we have been unable to obtain sufficient information to satisfy ourselves as to the recoverability of a receivable of HK$350,000,000 (the "Receivable") included in trade and other receivables of HK$390,613,000 in the consolidated balance sheet. The Receivable

arose from the disposal of the group's interest comprising 875 fully paid ordinary shares in REXCAPITAL Infrastructure Limited, a then subsidiary of the company, during the year. We have been unable to ascertain whether the Receivable is recoverable as there has not been any subsequent settlement and there were no alternative procedures that we could perform to satisfy ourselves as to the recoverability of the Receivable.

Any adjustment to the figure may have a consequential effect on the company's and group's net assets as at 31 March 2004 and the group's loss for the year then ended.

In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Qualified opinion: Disclaimer on view given by financial statements

Because of the significance of the possible effect of the limitation in evidence available to us, we are unable to form an opinion as to whether the financial statements give a true and fair view of the state of affairs of the company and the group as at 31 March 2004 and of the group's loss and cash flows for the year then ended. In all other respects, in our opinion the financial statements have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

In respect alone of the limitation on our work relating to the Receivable as referred to above, we have not obtained all the information and explanations that we considered necessary for the purpose of our audit.

Grant Thornton
Certified Public Accountants

Hong Kong, 29 July 2004

(Expressed in Hong Kong Dollars)

CONSOLIDATED INCOME STATEMENT

	Notes	For the year ended 31 March 2004 $'000	2003 $'000
Turnover	3	61,184	91,636
Other income	5	242	6,588
Cost of trading securities sold		(51,258)	(70,987)
Staff costs		(7,500)	(5,769)
Depreciation		(7)	(764)
Other operating expenses		(7,629)	(9,235)
(Loss)/Profit from operations	6	(4,968)	11,469
Finance costs	7	(2,225)	(5,796)
Non-operating income	8	5,058	275
(Loss)/Profit before taxation		(2,135)	5,948
Taxation	9	–	18
(Loss)/Profit after taxation		(2,135)	5,966
Minority interests		9	–
(Loss)/Profit attributable to shareholders	11	(2,126)	5,966
(Loss)/Earnings per share			
Basic	13(a)	(0.14) cents	0.60 cents
Diluted	13(b)	N/A	0.58 cents

CONSOLIDATED BALANCE SHEET

	Notes	As at 31 March 2004 $'000	2003 $'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	15	4	395,018
Goodwill	16	50,602	53,314
Investment securities	18(a)	–	–
		50,606	448,332
Current assets			
Trading securities	18(b)	39,598	5,320
Trade and other receivables	19	390,613	4,160
Tax recoverable		674	505
Cash and cash equivalents	20	1,217	10,937
		432,102	20,922
Current liabilities			
Trade and other payables	21	7,352	5,213
Bank overdrafts, unsecured	22	–	2,840
Other loans	23	10,073	18,422
Convertible notes	24	45,000	631
		62,425	27,106
Net current assets/(liabilities)		369,677	(6,184)
Non-current liability			
Convertible notes	24	–	69,000
Net assets		420,283	373,148
CAPITAL AND RESERVES			
Share capital	25	17,094	13,079
Reserves	26(a)	403,189	360,069
Shareholders' funds		420,283	373,148

BALANCE SHEET

	Notes	As at 31 March 2004 $'000	2003 $'000
ASSETS AND LIABILITIES			
Non-current asset			
Interests in subsidiaries	17	453,880	440,077
Current assets			
Cash and cash equivalents	20	1,141	10,047
Current liabilities			
Trade and other payables	21	3,026	2,128
Other loans	23	–	17,413
Convertible notes	24	45,000	631
		48,026	20,172
Net current liabilities		(46,885)	(10,125)
Non-current liability			
Convertible notes	24	–	69,000
Net assets		406,995	360,952
CAPITAL AND RESERVES			
Share capital	25	17,094	13,079
Reserves	26(b)	389,901	347,873
Shareholders' funds		406,995	360,952

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Notes	For the year ended 31 March 2004 $'000	2003 $'000
Shareholders' equity at 1 April		373,148	198,339
(Loss)/Profit for the year	26(a)	(2,126)	5,966
Movements in share capital:			
Shares issued on placement/subscription	25	1,800	62,192
Shares issued on conversion of convertible notes	25	1,732	3,750
Shares issued upon exercise of share options	25	483	–
Share premium received from issuance of shares, less expenses	26(a)	45,246	102,901
Net increase in shareholders' equity arising from capital transactions with shareholders		49,261	168,843
Shareholders' equity at 31 March		420,283	373,148

CONSOLIDATED CASH FLOW STATEMENT

	Notes	For the year ended 31 March 2004 $'000	2003 $'000
Cash flows from operating activities			
(Loss)/Profit before taxation and minority interests		(2,135)	5,948
Adjustments for:			
Interest expenses		2,225	5,450
Finance charges on obligation under finance lease		–	1
Bank interest income		–	(2)
Other interest income		(102)	–
Depreciation		7	764
Amortisation of goodwill		2,712	904
Loss on disposal of property, plant and equipment		–	1,178
Write back of provision for closure of data centres		–	(7,471)
Provision for bad debts		232	377
Gain on disposals of subsidiaries	27	(5,045)	(275)
Unrealised loss on trading securities carried at fair value		4,643	1,680
Operating profit before working capital changes		2,537	8,554
Decrease in stocks		–	13
Increase in trading securities		(38,921)	(7,000)
(Increase)/Decrease in trade and other receivables		(36,618)	26,514
Increase/(Decrease) in trade and other payables		961	(4,024)
Cash (used in)/generated from operations		(72,041)	24,057
Bank interest received		–	2
Hong Kong profits tax		(169)	(5,605)
Net cash (used in)/generated from operating activities		(72,210)	18,454
Cash flows from investing activities			
Payments for purchase of property, plant and equipment		–	(278)
Proceeds from disposal of property, plant and equipment		–	586
Net cash acquired from acquisition of subsidiaries		–	1,247
Net cash inflow/(outflow) from disposal of subsidiaries	27	49,994	(8)
Other interest received		102	–
Net cash generated from investing activities		50,096	1,547
Cash flows from financing activities			
Interest paid		(1,047)	(7,463)
Finance charges on obligation under finance lease		–	(1)
Proceeds from other loans		9,064	136,876
Capital element of finance lease obligation paid		–	(7)
Repayments of bank loans and other loans		(17,413)	(218,733)
Repayment of convertible notes		(631)	(23,614)
Proceeds from issue of shares, net of expenses		17,525	108,843
Proceeds from exercise of share options		7,736	–
Net cash generated from/(used in) financing activities		15,234	(4,099)
Net (decrease)/increase in cash and cash equivalents		(6,880)	15,902
Cash and cash equivalents at 1 April		8,097	(7,805)
Cash and cash equivalents at 31 March	20	1,217	8,097

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 March 2004

1. GENERAL INFORMATION

REXCAPITAL International Holdings Limited (the "Company") was incorporated in Bermuda and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The principal activity of the Company is investment holding. Its subsidiaries (together with the Company referred to as the "Group") are mainly engaged in provision of investment advisory services, participation in primary and secondary securities market and money lending.

2. PRINCIPAL ACCOUNTING POLICIES

(a) Basis of preparation

The financial statements on pages 29 to 87 are prepared in accordance with and comply with all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants, the disclosure requirements of the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"). The financial statements are prepared under the historical cost convention as modified by the revaluation of trading securities at fair value.

Adoption of SSAPs

SSAP 12 (Revised) – Income taxes

In the current year, the Group has adopted SSAP 12 (Revised) "Income taxes". The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where timing differences were not expected to reverse in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions.

In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. As a result, the Group has changed its accounting policies for deferred taxation as detailed in note (m) below. The adoption of SSAP 12 (Revised) has no material effect on the results for the current and prior years. Accordingly, no prior year adjustment is required.

SSAP 33 – Discontinuing operations

In adopting SSAP 33 the Group has disclosed the relevant information of discontinuing operations as stipulated in the SSAP in the current year when an initial disclosure event takes place. Since this SSAP relates effectively to disclosures it has no effect on the results for the current or prior years. This change in accounting policy has been applied retrospectively so that the comparative amounts presented have been restated to conform with the changed policy on disclosures.

(b) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 March each year. All material intercompany transactions and balances within the Group are eliminated on consolidation.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. The gain or loss on disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or negative goodwill taken to reserves and which was not previously charged or recognised in the consolidated income statement.

(c) Subsidiaries

Subsidiaries are those enterprises controlled by the Company.

Control exists when the Company has the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

In the Company's balance sheet, investments in subsidiaries are stated at cost less impairment losses.

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(d) Goodwill

Goodwill arising on acquisition represents the excess of the cost of acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired as at the date of acquisition. In respect of subsidiaries, goodwill is amortised to the consolidated income statement on a straight line basis over its estimated useful life. Goodwill is stated in the consolidated balance sheet at original amount less accumulated amortisation and impairment losses.

On disposal of subsidiaries, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which has not been amortised through the consolidated income statement or which has previously been dealt with as a movement in the Group's reserves.

The carrying amount of goodwill is reviewed annually and written down for impairment when it is considered necessary. A previously recognised impairment loss for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that was not expected to recur, and subsequent external events have occurred which have reversed the effect of that event.

(e) Property, plant and equipment

(i) Depreciation

Depreciation is provided to write off the cost of property, plant and equipment using the straight line method over the following estimated useful life:

Furniture, fixtures 4 to 5 years or over the and equipment remaining terms of the respective leases, whichever is shorter

(ii) Measurement bases

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to the working condition and location for its intended use. Subsequent expenditure relating to property, plant and equipment is added to the carrying amount of the assets if it can be demonstrated that such expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets.

When assets are sold or retired, any gain or loss resulting from their disposal, being the difference between the net disposal proceeds and the carrying amount of the assets is included in the income statement.

(f) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Annual rentals applicable to such operating leases are charged to the consolidated income statement on a straight line basis over the lease terms. Lease incentives received are recognised in the consolidated income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

(g) Investments in securities

Investments held on a continuing basis for an identified long-term purpose are classified as investment securities. Investment securities are stated in the balance sheet at cost less any provisions for impairment losses. Provisions are made when the fair value of such securities has declined below the carrying amounts, unless there is evidence that the decline is temporary. The amount of the reduction is recognised as an expense in the income statement.

Provisions against the carrying value of investment securities are written back to income when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(g) **Investments in securities (continued)**

All other securities, whether held for trading or otherwise, are stated in the balance sheet at fair value. Changes in value are recognised in the consolidated income statement as they arise.

Profits or losses on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the consolidated income statement as they arise.

(h) **Foreign currencies**

Transactions in foreign currencies are translated into Hong Kong dollars at the rates of exchange ruling at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Hong Kong dollars at the rates of exchange ruling at that date. Gains and losses arising on exchange are dealt with in the consolidated income statement.

(i) **Cash and cash equivalents**

Cash comprises cash on hand and deposits repayable on demand with any bank or other financial institution.

Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

(j) **Impairment of assets**

The carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognised in the consolidated income statement unless the relevant asset is carried at revalued amount under another SSAP, in which case the impairment loss is treated as a revaluation reserve under that SSAP.

(i) Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii) Reversals of impairment losses

An impairment loss in respect of goodwill is not reversed unless the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(k) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Company or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(l) Employee benefits

(i) Employee entitlements

Employee entitlements to annual leave and long service payments are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long service payments as a result of services rendered by employees up to the balance sheet date.

Non-accumulating compensated absences are not recognised until the time of leave.

(ii) Pension obligations

The Group contributes to a defined contribution retirement scheme which is available to all employees. Contributions to the scheme by the Group and employees are calculated as a percentage of employees' basic salaries. The retirement benefit scheme cost charged to the consolidated income statement represents contributions payable by the Group to the scheme. The assets of the scheme are held separately from those of the Group in an independently administered fund.

(m) Income tax

Income tax for the year comprises current and deferred taxes.

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Deferred tax assets and liabilities are not discounted. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited to the consolidated income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(n) **Recognition of revenue**

Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised as follows:

(i) Servicing fees

Servicing fees receivable in respect of telecommunications and technology-related services are recognised upon the rendering of the services.

(ii) Sales of trading securities

Proceeds from disposal of trading securities are accounted for on a trade date basis.

(iii) Investment advisory fee, referral fee and placement fee

Investment advisory fee income, referral fee income and placement fee income are recognised when the services are rendered, the income can be reliably estimated and it is probable that the revenue will be received.

(iv) Interest income

Interest income is recognised on a time proportion basis on the principal outstanding and at the rates applicable.

(o) **Borrowing costs**

All borrowing costs are charged to the consolidated income statement in the year in which they are incurred.

(p) **Related parties**

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(q) **Discontinuing operations**

A discontinuing operation is a clearly distinguishable component of the Group's business that is disposed of or abandoned pursuant to a single plan, and which represents a separate major line of business or geographical area of operations.

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(r) Segments

A segment is a distinguishable component of the Group that is either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment, inter-segment pricing is based on similar terms as those available to other internal parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, corporate and financing expenses.

3. TURNOVER

	2004	**2003**
	$'000	*$'000*
Turnover represents:		
Financial advisory services	5,840	2,480
Telecommunications and technology – related services	2	2,304
Interest income from money lending business	208	–
Proceeds received from sale of trading securities	55,134	86,852
	61,184	91,636

4. SEGMENT REPORTING

In accordance with the Group's internal financial reporting, the Group has determined that business segments are its primary reporting format, with each segment organised and managed separately.

(a) Business segments

Continuing operations:

Strategic investments and capital market activities

- Participation in primary and secondary securities market and provision of capital market advisory services

Financing

- Provision of commercial and personal loans

Discontinued operations:

Telecommunications and technology-related services

- Provision of telecommunications and technology-related services

	Continuing				Discontinued					
	Strategic investments and capital market activities		Financing		Telecommunications and technology-related services		Unallocated		Consolidated	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Revenue from external customers	60,974	89,332	208	-	2	2,304	-	-	61,184	91,636
Segment result	(1,006)	13,171	210	-	(65)	2,779	-	-	(861)	15,950
Unallocated operating income and expenses									(4,107)	(4,481)
(Loss)/Profit from operations									(4,968)	11,469
Finance costs									(2,225)	(5,796)
Non-operating income	-	-	-	-	-	-	5,058	275	5,058	275
(Loss)/Profit before taxation									(2,135)	5,948
Taxation									-	18
(Loss)/Profit after taxation									(2,135)	5,966
Minority interests									9	-
(Loss)/Profit attributable to shareholders									(2,126)	5,966
Depreciation for the year	-	34	-	-	5	701	2	29	7	764
Amortisation of goodwill for the year	2,712	904	-	-	-	-	-	-	2,712	904
Segment assets	94,038	63,273	37,508	-	-	395,039	351,162	10,942	482,708	469,254
Segment liabilities	(14,156)	(3,579)	(15)	-	-	(322)	(48,254)	(92,205)	(62,425)	(96,106)
Capital expenditure incurred during the year	-	80,000	-	-	-	270	-	8	-	80,278

The Group did not have any inter-segment sales during either years.

4. SEGMENT REPORTING (CONTINUED)

(b) Geographical segments

The Group participates in two principal economic environments: Hong Kong and other areas of China.

In presenting information on the basis of geographical segments, segment revenue is based on the country where the contract is signed or the order is placed. Segment assets, liabilities and capital expenditure are based on the geographical location of the assets and liabilities.

	Hong Kong		Other areas of China		Consolidated	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**
	$'000	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*
Revenue from external customers	6,134	4,784	55,050	86,852	61,184	91,636
Segment results	(2,560)	(5,190)	1,699	21,140	(861)	15,950
Segment assets	441,905	68,914	40,803	400,340	482,708	469,254
Segment liabilities	(48,349)	(92,910)	(14,076)	(3,196)	(62,425)	(96,106)
Capital expenditure incurred during the year	–	80,278	–	–	–	80,278

5. OTHER INCOME

	2004	**2003**
	$'000	*$'000*
Bank interest income	–	2
Loss on disposal of property plant and equipment	–	(1,178)
Write back of provision for closure of data centres	–	7,471
Others	242	293
	242	6,588

6. (LOSS)/PROFIT FROM OPERATIONS

	2004	**2003**
	$'000	*$'000*
(Loss)/Profit from operations is arrived at after charging:		
Amortisation of goodwill	2,712	904
Auditors' remuneration	850	794
Depreciation		
– owned assets	7	756
– assets held under finance lease	–	8
Operating lease charges in respect of properties – (2003: in respect of properties and leaselines)	990	2,812
Provision for bad debts	232	377
Staff costs (excluding directors' remuneration and including amount recognised as expenses for defined contribution retirement benefit schemes)	7,500	5,769
Amount recognised as expenses for defined contribution retirement benefit schemes	134	57
Unrealised loss on trading securities carried at fair value	4,643	1,680

7. FINANCE COSTS

	2004	2003
	$'000	*$'000*
Interest on bank overdrafts, convertible notes and other loans	2,225	5,450
Loan arrangement fees	–	345
Finance charges on obligation under finance lease	–	1
	2,225	5,796

8. NON-OPERATING INCOME

	2004	2003
	$'000	*$'000*
Gain on disposals of subsidiaries	5,045	275
Others	13	–
	5,058	275

In order to rationalise its business structure and performance, the Group disposed of certain subsidiaries which engaged in provision of telecommunications and technology-related business during the year and recorded an aggregate gain of $5,045,000 on disposals of these subsidiaries. The net assets of these subsidiaries as at the dates of disposals were approximately $394,955,000. The carrying value of goodwill relating to disposed subsidiaries as at the dates of disposal was nil.

Aggregate turnover and loss from ordinary activities after taxation of the disposed subsidiaries for the period from 1 April 2003 to the dates of disposals amounted to $2,000 and $65,000 respectively.

9. TAXATION

	2004	2003
	$'000	*$'000*
Taxation represents:		
Overprovision for Hong Kong profits tax in respect of prior years	–	18
	–	18

No provision for Hong Kong profits tax has been made in the financial statements as the companies comprising the Group either sustained a loss for taxation purposes or did not earn any assessable income during the year.

9. TAXATION (CONTINUED)

For the years ended 31 March 2004 and 2003, no provision for taxation outside Hong Kong has been made as the companies comprising the Group outside Hong Kong either sustained a loss for taxation purpose or had a tax exemption.

Reconciliation between tax expense and accounting (loss)/profit at applicable tax rates is as follows:

	2004	2003
	$'000	*$'000*
(Loss)/Profit before taxation	(2,135)	5,948
Tax effect on (loss)/profit before taxation calculated at applicable rate	(373)	952
Tax effect of non-deductible expenses	1,538	12,635
Tax effect of non-taxable revenue	(1,358)	(14,551)
Tax losses utilised	(13)	–
Tax effect of current year's tax losses not recognised	208	1,087
Other temporary differences not recognised	(2)	(87)
Overprovision in prior year	–	(18)
Actual tax expense	–	18

In March 2003, the Hong Kong government announced an increase in the profits tax rate applicable to the Group's operation in Hong Kong from 16% to 17.5%. This increase has been taken into account in the preparation of the Group's 2004 financial statements.

At 31 March 2004, the Group had deferred tax assets of $4,191,000 (2003: $3,996,000) arising from tax losses. The deferred tax assets are not recognised as it is uncertain whether future taxable profit will be available for utilising the tax losses. Under the current tax legislation, the tax losses can be carried forward indefinitely.

10. DISCONTINUED OPERATION

On 18 July 2003, the Group entered into an agreement with an independent third party for the disposal of a 12.5% equity interest in REXCAPITAL Infrastructure Limited, an intermediate holding company investing in the fibre-optic network in China, at a cash consideration of $50,000,000. This transaction was completed on 31 July 2003. The Group has recorded a gain of $625,000 on this transaction.

On 29 October 2003, the Group entered into another sale and purchase agreement with another independent third party pursuant to which the Group disposed of its entire remaining interest in REXCAPITAL Infrastructure Limited at a cash consideration of $350,000,000. This transaction was completed on 31 January 2004, which constituted the discontinuance of the Group's telecommunications and technology-related operations. The Group has recorded a gain of $4,346,000 on this transaction.

10. DISCONTINUED OPERATION (CONTINUED)

The telecommunications and technology-related segment is reported in the financial statements for the year ended 31 March 2004 as a discontinued operation. The turnover, results and net assets of that segment as at the dates of disposals were as follows:

	2004	2003
	$'000	*$'000*
Turnover	2	2,304
Other income	–	6,334
Operating expenses	(67)	(5,859)
(Loss)/Profit from operations	(65)	2,779
Finance cost	–	–
(Loss)/Profit before taxation	(65)	2,779
Taxation	–	–
(Loss)/Profit for the year	(65)	2,779
Total assets	395,020	395,039
Total liabilities	(39)	(322)
Net assets	394,981	394,717

The net cash flows attributable to the telecommunications and technology-related segment included in the consolidated cash flow statement are as follows:

	2004	2003
	$'000	*$'000*
Net cash used in operating activities	(76)	(238)
Net cash generated from investing activities	–	316
Total cash (outflows)/inflows	(76)	78

11. (LOSS)/PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The amount includes a loss of $3,218,000 (2003: loss of $27,177,000) which has been dealt with in the financial statements of the Company.

12. DIVIDEND

The directors do not recommend the payment of a dividend for the year ended 31 March 2004 (2003: $Nil) and the Company did not pay any interim dividend during the year.

13. (LOSS)/EARNINGS PER SHARE

(a) Basic (loss)/earnings per share

The calculation of the basic (loss)/earnings per share is based on the loss attributable to shareholders of $2,126,000 (2003: profit of $5,966,000) and the weighted average number of 1,537,309,000 ordinary shares (2003: 999,328,000) in issue during the year.

(b) Diluted (loss)/earnings per share

Diluted loss per share for the year ended 31 March 2004 is not presented because the effect of all potential ordinary shares is anti-dilutive.

The calculation of diluted earnings per share for 2003 is based on the profit attributable to shareholders of $6,231,000 and the weighted average number of ordinary shares of 1,082,136,000 shares after adjusting for the effects of all dilutive potential ordinary shares.

13. (LOSS)/EARNINGS PER SHARE (CONTINUED)

(c) Reconciliations

	2003 $'000
Profit attributable to shareholders used in calculating basic earnings per share	5,966
Deemed interest expense saved as a result of the conversion of the diluted potential ordinary shares	265
Profit attributable to shareholders used in calculating diluted earnings per share	6,231

	2003 Number of shares ('000)
Weighted average number of ordinary shares used in calculating basic earnings per share	999,328
Deemed issue of ordinary shares for no consideration	82,808
Weighted average number of ordinary shares used in calculating diluted earnings per share	1,082,136

14. DIRECTORS' EMOLUMENTS AND INDIVIDUALS WITH HIGHEST EMOLUMENTS

Details of the remuneration paid by the Group to the directors and the five highest paid individuals (including directors and employees) for the year are as follows:

(a) Directors' emoluments

	2004 $'000	2003 $'000
Fees		
Executive directors	–	–
Non-executive directors	233	240
	233	240
Other emoluments		
Salaries, allowances and benefits in kind	591	635
Pension scheme contributions	12	13
	603	648
	836	888

The remuneration of the directors is within the following bands:

	Number of directors 2004	2003
$Nil – $1,000,000	6	8

14. DIRECTORS' EMOLUMENTS AND INDIVIDUALS WITH HIGHEST EMOLUMENTS (CONTINUED)

(b) **Five highest paid individuals**

The five highest paid individuals of the Group for the year include one (2003: one) director of the company, details of those emoluments are set out above. The emoluments of the remaining four (2003: four) individuals were as follows:

	2004	2003
	$'000	*$'000*
Salaries, allowances and benefits in kind	3,981	2,935
Pension scheme contributions	24	15
	4,005	2,950

The emoluments of the four (2003: four) individuals with the highest emoluments were within the following bands:

	Number of individuals	
	2004	2003
$Nil – $1,000,000	3	4
$1,000,001 – $1,500,001	1	–

15. PROPERTY, PLANT AND EQUIPMENT

The Group

	Fibre-optic network	Furniture, fixtures and equipment	Total
	$'000	*$'000*	*$'000*
Cost			
At 1 April 2003	947,723	757	948,480
Disposal of subsidiaries	(947,723)	(24)	(947,747)
At 31 March 2004	–	733	733
Accumulated depreciation			
At 1 April 2003	552,723	739	553,462
Charge for the year	–	7	7
Disposal of subsidiaries	(552,723)	(17)	(552,740)
At 31 March 2004	–	729	729
Net book value			
At 31 March 2004	–	4	4
At 31 March 2003	395,000	18	395,018

16. GOODWILL

	$'000
Original amount	
At 1 April 2003 and at 31 March 2004	54,218
Accumulated amortization	
At 1 April 2003	904
Amortisation charge for the year	2,712
At 31 March 2004	3,616
Net book value	
At 31 March 2004	**50,602**
At 31 March 2003	53,314

Positive goodwill is recognised as expenses on a straight-line basis over 20 years. The amortisation of positive goodwill for the year is included in "Other operating expenses" in the consolidated income statement.

17. INTERESTS IN SUBSIDIARIES

	The Company	
	2004	**2003**
	$'000	*$'000*
Unlisted shares, at cost	1	1
Amounts due from subsidiaries	1,039,307	1,162,158
Less: Provision for doubtful debts	(562,213)	(671,538)
	477,094	490,620
Amounts due to subsidiaries	(23,215)	(50,544)
	453,880	440,077

The amounts due from/to subsidiaries are unsecured, interest free and have no fixed terms of repayment.

Particulars of the principal subsidiaries as at 31 March 2004 are as follows:

Name	Place of incorporation/ operation	Particulars of issued share capital	Percentage of issued capital held by The Group	Percentage of issued capital held by The Company	Principal activities
REXCAPITAL (Hong Kong) Limited	Hong Kong	10,000,000 ordinary shares of $1 each	100%	-	Provision of investment advisory services
REXCAPITAL Enterprises Limited	Hong Kong	2 ordinary shares of $1 each	100%	-	Provision of management services
D & M Finance Limited (formerly known as REXCAPITAL Property Management Limited)	Hong Kong	2 ordinary shares of $1 each	100%	-	Money lending

17. INTERESTS IN SUBSIDIARIES (CONTINUED)

Name	Place of incorporation/ operation	Particulars of issued share capital	Percentage of issued capital held by		Principal activities
			The Group	The Company	
Golden Chino Limited	British Virgin Islands	1 ordinary share of US$1	100%	100%	Participation in primary and secondary securities market
REXCAPITAL Group Limited	British Virgin Islands	1 ordinary share of US$1	100%	100%	Investment holding
REXCAPITAL Technology Limited	British Virgin Islands	1 ordinary share of US$1	100%	–	Investment holding
REXCAPITAL Financial Limited	British Virgin Islands	1 ordinary share of US$1	100%	–	Investment holding Services
REXCAPITAL Strategic Investments Limited	British Virgin Islands	1ordinary share of US$1	100%	–	Investment holding
REXCAPITAL Management Limited	British Virgin Islands	1 ordinary share of US$1	100%	–	Investment holding
Capital View Investments Limited	British Virgin Islands	1 ordinary share of US$1	100%	–	Provision of nominee services
Twin Star Agents Limited	British Virgin Islands	1 ordinary share of US$1	100%	–	Holding nominees shares for the Group in Hong Kong
Starwell Agents Limited	British Virgin Islands	1 ordinary share of US$1	100%	–	Investment holding
REXCAPITAL Secretarial Services Limited	Hong Kong	2 ordinary shares of $1 each	100%	–	Provision of secretarial services

18. INVESTMENTS IN SECURITIES

(a) Investment securities

	The Group	
	2004	**2003**
	$'000	*$'000*
Unlisted equity securities, at cost	109,200	109,200
Less: Provision for diminution in value	(109,200)	(109,200)
	–	–

(b) Trading securities

	The Group	
	2004	**2003**
	$'000	*$'000*
Listed equity securities in Hong Kong, at fair value	39,598	5,320

At 31 March 2004, equity securities listed in Hong Kong of $28,989,000 (2003: $5,320,000) were pledged as security for other loans of $10,073,000 (2003: $1,009,000) (note 23).

19. TRADE AND OTHER RECEIVABLES

	The Group	
	2004	**2003**
	$'000	*$'000*
Trade receivables	39,297	4,135
Deposits, prepayments and other receivables	351,316	25
	390,613	4,160

Included in the trade and other receivables are trade receivables amounted to $39,297,000 (2003: $4,135,000), net of specific allowance for bad and doubtful debts, with the following ageing:

	The Group	
	2004	**2003**
	$'000	*$'000*
Within three months	37,829	595
More than three months but less than one year	1,468	233
More than one year	–	3,307
	39,297	4,135

Included in trade receivables of age "within three months" above are loan receivables amounted to $37,300,000 (2003: $Nil) arising from the money lending business of which the credit terms granted by the Group range from six months to twelve months. The loan receivables are unsecured and bear interest at prime rate plus 5% per annum. No provision has been made in the financial statements in respect of these loan receivables. The credit terms granted to the remaining customers by the Group range from 30 days to 90 days.

Included in deposits, prepayments and other receivables is a receivable of $350,000,000 representing the unsettled cash consideration from the disposal of the Group's interest comprising 875 fully paid ordinary shares in REXCAPITAL Infrastructure Limited, a then subsidiary of the Group.

19. TRADE AND OTHER RECEIVABLES (CONTINUED)

Pursuant to the sale and purchase agreement dated 29 October 2003, the consideration for the disposal of the Group's interest in REXCAPITAL Infrastructure Limited, details of which are set out in note 10 to the financial statements, amounting to $350,000,000 was to be settled as follows:

40% ($140,000,000)	Upon completion
30% ($105,000,000)	Four months from the date of completion
30% ($105,000,000)	Eight months from the date of completion

As at 31 March 2004, none of the cash consideration of $350,000,000 was settled and there has not been any subsequent settlement up to the date of approval of the financial statements. No provision has been made in the financial statements in respect of the receivable.

20. CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2004	2003	2004	2003
	$'000	*$'000*	*$'000*	*$'000*
Cash and cash equivalents in the balance sheet	1,217	10,937	1,141	10,047
Bank overdrafts *(note 22)*	–	(2,840)		
Cash and cash equivalents in the cash flow statement	1,217	8,097		

21. TRADE AND OTHER PAYABLES

	The Group		The Company	
	2004	2003	2004	2003
	$'000	*$'000*	*$'000*	*$'000*
Trade payables	–	27	–	–
Other payables and accrued charges	7,352	5,186	3,026	2,128
	7,352	5,213	3,026	2,128

All of the trade and other payables are expected to be settled within one year.

Included in trade payables and other payables are trade payables with the following ageing:

	The Group	
	2004	2003
	$'000	*$'000*
Due after one month but within three months	–	27

22. BANK OVERDRAFTS

Bank overdrafts are unsecured and repayable within one year or on demand as follows:

	The Group	
	2004	2003
	$'000	*$'000*
Bank overdrafts *(note 20)*	–	2,840

23. OTHER LOANS

Other loans are repayable within 1 year or on demand as follows:

	The Group		The Company	
	2004	2003	2004	2003
	$'000	*$'000*	*$'000*	*$'000*
Secured *(note 18(b))*	10,073	1,009	–	–
Unsecured	–	17,413	–	17,413
	10,073	18,422	–	17,413

At 31 March 2004, a loan of $8,010,000 (2003: $Nil) was interest bearing at prime rate per annum and had no fixed terms of repayment. The remaining balance of other loans of $2,063,000 (2003: $1,009,000) were interest bearing at prime rate plus 3% to 8% per annum and had no fixed terms of repayment.

24. CONVERTIBLE NOTES

	The Group and the Company	
	2004	2003
	$'000	*$'000*
Current		
4% convertible notes *(note a)*	–	631
2% convertible notes *(note b)*	45,000	–
	45,000	631
Non-current		
5% convertible notes *(note c)*	–	7,000
2% convertible notes *(note b)*	–	62,000
	–	69,000

(a) 4 % convertible notes

The 4% convertible notes bear interest at a fixed rate of 4% per annum payable semi-annually in arrears and were due on 13 April 2003.

On 13 April 2003, the maturity date, the 4% convertible notes of $631,000 were repaid in full as none of them were converted into ordinary shares of the Company.

(b) 2% convertible notes

On 13 December 2002, the Company issued the 2% convertible notes (the "2% Notes") of $80,000,000 to a related party. The 2% Notes bear interest at a fixed rate of 2% per annum payable semi-annually in arrears on 30 June and 31 December and will be due on 12 December 2004. Each of the 2% Notes carry the right to convert, on any business day prior to 5 business days before 12 December 2004, the whole or part of the principal amounts of the 2% Notes into ordinary shares of the Company at the lower of the fixed conversion price, subject to adjustment in certain events, of $0.36 per share (the "2% Conversion Price"), and the floating conversion price (being 92% of the arithmetic average of the 4 lowest closing prices per share during the 20 consecutive trading days immediately prior to the relevant exercise date), provided that such price shall exceed the nominal value of the ordinary share, otherwise the conversion price shall be the nominal value of the ordinary shares.

On 10 November 2003, the 2% Notes of $13,000,000 were converted into 93,525,179 ordinary shares of the Company of $0.01 each at a conversion price of $0.139 per share.

On 26 January 2004, the 2% Notes of $4,000,000 were converted into 28,368,794 ordinary shares of the Company of $0.01 each at a conversion price of $0.141 per share.

24. CONVERTIBLE NOTES (CONTINUED)

(b) **2% convertible notes (continued)**

Up to 31 March 2004, the conversion rights of the 2% Notes in the aggregate amount of $35,000,000 were exercised as follows:

	Value of the 2% Notes converted *$'000*	Number of ordinary shares *('000)*	Range of conversion price *$*
During the year ended 31 March 2003	18,000	112,500	0.16
During the year ended 31 March 2004	17,000	121,894	0.139 – 0.141
	35,000	234,394	

In the event of full conversion of the remaining 2% Notes of $45,000,000 at the adjusted 2% Conversion Price after taking into account the placing undertaken in May 2003, 136,778,000 new ordinary shares of the Company would be issued at the adjusted 2% Conversion Price of $0.329 per ordinary share. These 2% Notes, if not converted into ordinary shares on or by 5 business days before 12 December 2004, will be repaid to the noteholder.

(c) **5% convertible notes**

On 26 June 2001, the Company issued the 5% convertible notes (the "5% Notes") of $100,000,000 to an independent third party. The 5% Notes bear interest at a fixed rate of 5% per annum payable semi-annually in arrears on 30 June and 31 December and were due on 25 June 2004.

On 31 October 2003, the 5% Notes of $4,000,000 were converted into 30,303,030 ordinary shares of the Company of $0.01 each at a conversion price of $0.132 per share.

On 26 January 2004, the remaining balance of the 5% Notes of $3,000,000 were converted into 20,979,020 ordinary shares of the Company of $0.01 each at a conversion price of $0.143 per share.

Up to 31 March 2004, the conversion rights of the 5% Notes in the aggregate amount of $100,000,000 were exercised as follows:

	Value of the 5% Notes converted *$'000*	Number of ordinary shares *('000)*	Range of conversion price *$*
During the two year period ended 31 March 2003	93,000	2,425,735	0.015 – 0.16
During the year ended 31 March 2004	7,000	51,282	0.132 – 0.143
	100,000	2,477,017	

25. SHARE CAPITAL

	2004 Number of shares ('000)	2004 $'000	2003 Number of shares ('000)	2003 $'000
Authorised:				
Ordinary shares of $0.01 each	100,000,000	1,000,000	100,000,000	1,000,000
Issued and fully paid:				
At 1 April	1,307,873	13,079	12,438,299	124,383
Shares issued on subscription	–	–	6,219,150	62,192
Shares issued on placement *(note a)*	180,000	1,800	–	–
Capital reorganisation	–	–	(17,724,576)	(177,246)
Issue of shares on conversion of 5% Notes *(note 24(c))*	51,282	513	262,500	2,625
Issue of shares on conversion of 2% Notes *(note 24(b))*	121,894	1,219	112,500	1,125
Exercise of share options *(note b)*	48,351	483	–	–
At 31 March	1,709,400	17,094	1,307,873	13,079

(a) Shares issued on placement

Pursuant to a share placement announced on 29 April 2003, the Company issued 180,000,000 ordinary shares with a nominal value of $0.01 each by way of placing at $0.1 per share for a total cash consideration of $18,000,000. Share issue expenses of approximately $475,000 was debited to the share premium account (see note 26). The net proceeds were used as general working capital of the Group. Such issued shares rank pari passu in all respects with the then existing issued shares of the Company.

(b) Share options

On 29 July 2002, the Company adopted a share option scheme (the "2002 Scheme"). Under the 2002 Scheme, the directors are authorised, at their discretion, to offer eligible participants, being employees (whether full time or part time), business consultants, agents, financial or legal advisors whom the directors consider, in sole discretion, have contributed to the Group, options to subscribe for new shares. The directors are authorised to determine the subscription price for an ordinary share granted to eligible participants. Such price will not be less than the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotations on the date of offer, which must be a business day; (b) the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations for the five business days immediately preceding the date of offer; and (c) the nominal value of an ordinary share.

There is no general requirement that an option must be held for any minimum period before it can be exercised but the directors are empowered to impose at their discretion any requirements at the time of granting any particular option. Upon acceptance of the option, the grantee is required to pay a consideration of $1.00 for each lot of share options granted on or before the 30 days after the option is offered.

The period within which the shares must be taken up under an option will be determined by the directors at their discretion but will not be later than 10 years after the date of adoption of the 2002 Scheme.

The limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2002 Scheme, and any other schemes, if any, must not exceed 30% of the number of shares of the Company in issue from time to time.

The total number of shares issued and which may fall to be issued upon exercise of the options granted under the 2002 Scheme and any other share option schemes of the Company (including exercised and outstanding options) to each eligible participants in any 12-month period up to the date of grant shall not exceed 1% of the shares in issue as at the date of grant.

Share options of 80,585,030 underlying shares were granted by the Company on 22 December 2003 under the 2002 Scheme.

Certain share options were exercised at $0.16 per share on 5 January 2004 which resulted in the issue of 48,351,018 ordinary shares of the Company and an increase in the issued share capital of $483,000 and a share premium account of $7,253,000, as detailed in note 26 to the financial statements.

26. **RESERVES**

(a) **The Group**

	Share premium $'000	Contributed surplus $'000	Accumulated losses $'000	Total $'000
At 1 April 2002	1,985,330	419,002	(2,330,376)	73,956
Shares issued subscription	46,651	–	–	46,651
Issue of shares on conversion of 5% Notes	39,375	–	–	39,375
Capital reorganisation	(1,701,352)	177,246	1,701,352	177,246
Issue of shares on conversion of 2% Notes	16,875	–	–	16,875
Profit for the year	–	–	5,966	5,966
At 31 March 2003	386,879	596,248	(623,058)	360,069
Shares issued on placement *(note 25(a))*	16,200	–	–	16,200
Expenses for placement of shares *(note 25(a))*	(475)	–	–	(475)
Issue of shares on conversion of 5% Notes *(note 24(c))*	6,487	–	–	6,487
Issue of shares on conversion of 2% Notes *(note 24(b))*	15,781	–	–	15,781
Exercise of share options *(note 25(b))*	7,253	–	–	7,253
Loss for the year	–	–	(2,126)	(2,126)
At 31 March 2004	432,125	596,248	(625,184)	403,189

26. RESERVES (CONTINUED)

(b) The Company

	Share premium	Contributed surplus	Accumulated losses	Total
	$'000	*$'000*	*$'000*	*$'000*
At 1 April 2002	1,985,330	434,540	(2,324,967)	94,903
Shares issued on subscription	46,651	–	–	46,651
Issue of shares on conversion of 5% Notes	39,375	–	–	39,375
Capital reorganisation	(1,701,352)	177,246	1,701,352	177,246
Issue of shares on conversion of 2% Notes	16,875	–	–	16,875
Loss for the year	–	–	(27,177)	(27,177)
At 31 March 2003	386,879	611,786	(650,792)	347,873
Shares issued on placement *(note 25(a))*	16,200	–	–	16,200
Expenses for placement of shares *(note 25(a))*	(475)	–	–	(475)
Issue of shares on conversion of 5% Notes *(note 24(c))*	6,487	–	–	6,487
Issue of shares on conversion of 2% Notes *(note 24(b))*	15,781	–	–	15,781
Exercise of share options *(note 25(b))*	7,253	–	–	7,253
Loss for the year	–	–	(3,218)	(3,218)
At 31 March 2004	432,125	611,786	(654,010)	389,901

(c) Under the Companies Act of Bermuda, the contributed surplus account of the Company is available for distribution. However, the Company cannot declare or pay a dividend, or make a distribution out of the contributed surplus, if:

(i) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or

(ii) the realisable value of the Company's assets would thereby be less than the aggregate of its liabilities, issued share capital and share premium account.

In the opinion of the directors, as at 31 March 2004, the Company had no reserves available for distribution to its shareholders (2003: $Nil).

27. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

Disposals of subsidiaries

	2004	2003
	$'000	*$'000*
Net assets/(liabilities) disposed of		
Property, plant and equipment	395,007	–
Trade and other receivables	3	479
Cash and cash equivalents	6	8
Trade and other payables	(61)	(3,205)
	394,955	(2,718)
Goodwill released on disposal	–	2,443
Gain on disposals of subsidiaries	5,045	275
	400,000	–
Satisfied by:		
Cash consideration received	50,000	–
Cash consideration receivable included in deposits, prepayments and other receivables *(note 19)*	350,000	–
	400,000	–

The analysis of the net cash inflow/(outflow) in respect of the disposals of subsidiaries is as follows:

	2004	2003
	$'000	*$'000*
Cash consideration received	50,000	–
Cash and cash equivalents of subsidiaries disposed of	(6)	(8)
	49,994	(8)

28. OPERATING LEASE COMMITMENTS

At 31 March 2004, the total future minimum lease payments in respect of office premises under non-cancellable operating leases were payable by the Group as follows:

	The Group	
	2004	2003
	$'000	*$'000*
Within one year	285	486

The Group leases a number of offices under operating leases. The leases typically run for an initial period of 1 year, with an option to renew the lease when all terms are renegotiated. Lease payments are usually increased annually to reflect the market rentals. None of the lease includes contingent rentals.

29. CAPITAL COMMITMENTS

On 12 January 2004, REXCAPITAL Group Limited, a direct wholly-owned subsidiary of the Company, entered into a conditional sale and purchase agreement with REXCAPITAL Financial Holdings Limited to purchase the entire issued share capital of REXCAPITAL Financial Group Limited ("RFG") at an aggregate cash consideration of $229,000,000, subject to adjustment with reference to the unaudited consolidated net asset value of RFG and its subsidiaries as at the determination date in accordance with the terms of the sale and purchase agreement. This transaction has not been completed up to the date of this report.

30. OUTSTANDING LITIGATION

Significant litigation as at 31 March 2004 and up to the date of these financial statements is summarised as follows:

On 21 September 1999, a former director of the Company, Mr Wong Chong Shan, commenced proceedings in the High Court against the Company claiming a sum of $5,000,000. Mr Wong Chong Shan alleged that he paid the said sum on the Company's behalf in August 1997 to a third party as deposit and that the Company failed to make repayment to him. The directors have considered the matter and are of the opinion that since no positive steps have been taken by Mr Wong Chong Shan to proceed with the action since June 2000, it is not necessary at this stage to make a provision in the financial statements for these proceedings.

31. MATERIAL RELATED PARTY TRANSACTIONS

Particulars of material related party transactions are as follows:

	Notes	**2004** *$'000*	**2003** *$'000*
Interest expense			
– other loan, unsecured	31(a)	98	2,334
– other loan, secured	31(b)	423	10
– convertible notes	31(c)	1,028	389
		1,549	2,733
Arrangement fee	31(a)	–	345
Operating lease charges in respect of properties	31(d)	979	270
Commission	31(e)	97	724
Underwriting fee		–	492
Financial advisory services income	31(f)	980	–

Particulars of material balances with related parties are as follows:

	Notes	**2004** *$'000*	**2003** *$'000*
Unsecured and interest bearing loans from related companies	31(a)	–	17,413
Secured and interest bearing loan from a related company	31(b)	–	1,009
Convertible notes	31(c)	45,000	62,000
Convertible notes interest payable	31(c)	1,417	389
Operating lease charges payables	31(d)	–	270
Trade receivable	31(b)	1,205	–

31. MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)

Notes:

(a) In 2003, short-term loans of $17,413,000 were advanced to the Group by certain related companies (the "Lenders"). The loans due to the Lenders were unsecured, interest bearing at prime rate plus 3% per annum and have no fixed terms of repayment. The loans were fully repaid during the year.

No credit facilities were granted to the Group by the Lenders as at 31 March 2004 (2003: $70,000,000). No arrangement fee in respect of the credit facilities was paid to the Lenders in the current year (2003: $345,000).

(b) As at 31 March 2004, no short-term loan was advanced to the Group by a related company (2003: $1,009,000). The loan due to that related company was interest bearing at prime rate plus 3% per annum.

At balance sheet date, credit facility of $5,000,000 was granted to the Group by that related company (2003: $5,000,000).

At balance sheet date, the Group had a trade receivable of $1,205,000 (2003: $Nil) with that related company arising from the trading of securities.

(c) Convertible notes of $17,000,000 were converted into ordinary shares of the Company during the year and $45,000,000 remained outstanding at 31 March 2004.

At balance sheet date, convertible notes interest payable to a related company amounted to $1,417,000 (2003: $389,000).

Interest expense payable to a related company for the year ended 31 March 2004 amounted to $1,028,000 (2003: $389,000), which has been included in "Trade and other payables".

(d) During the year, operating lease charges of $979,000 (2003: $270,000) were paid to a related company for the use of office premises. The operating lease payable for the year amounted to $Nil (2003: $270,000).

(e) During the year, trading securities were bought and sold through several broker firms (the "Broker Firms"). The sales and purchases of trading securities excluding any commission expenses through the Broker Firms for the year ended 31 March 2004 amounted to $23,757,000 (2003: $86,852,000) and $8,402,000 (2003: $75,501,000) respectively.

Commission expense incurred in respect of the sales and purchases of trading securities amounted to $97,000 for the year ended 31 March 2004 (2003: $724,000).

(f) During the year, financial advisory services income of $980,000 (2003: $Nil) were derived from the provision of investment advisory services to related companies.

(g) During the year, the Group entered into an agreement with a related company to acquire the entire issued share capital of RFG at an aggregate cash consideration of $229,000,000 (note 29).

Mr Chan How Chung, Victor, a director and a major shareholder of the Company, is a director and beneficial shareholder of the related companies in notes 31(a) to 31(g). Miss Lee Huei Lin, Elizabeth, a director of the Company, is a director of the related companies in notes 31(a) to 31(g). Miss Lee is also a beneficial shareholder of the related companies in notes 31(c) and 31(g), a beneficial shareholder of one of the related companies in notes 31(e) and 31(f), and is a beneficial shareholder of two of the related companies in note 31(a).

32. RETIREMENT BENEFIT SCHEMES

The Group's Mandatory Provident Fund Schemes (the "MPF Schemes") contributions are at 5% of the employees' relevant income as defined in the Hong Kong Mandatory Provident Fund Schemes Ordinance up to a maximum of $1,000 per employee per month.

The Group has no obligations for payments of employee retirement benefits beyond the contributions described above.

III. FINANCIAL INFORMATION OF THE GROUP FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2004

Set out below are the unaudited financial statements of the Group for the six months ended 30 September 2004 together with the relevant notes thereto as extracted from the Company's interim report:

(Expressed in Hong Kong Dollars)

Consolidated Income Statement

		Six months ended 30 September	
		2004	**2003**
		(Unaudited)	**(Unaudited)**
	Note	*$'000*	*$'000*
Turnover	2	9,026	12,141
Other income, net	3	619	72
Unrealized (loss)/gain on trading securities		(16,312)	7,388
Cost of trading securities sold		(10,858)	(6,599)
Staff costs		(1,873)	(2,593)
Amortization of goodwill		(1,356)	(1,356)
Depreciation		(1)	(3)
Other operating expenses		(3,448)	(3,206)
(Loss)/Profit from operations		(24,203)	5,844
Finance costs	6(a)	(585)	(1,194)
Non-operating income, net	4	–	633
(Loss)/Profit from ordinary activities before taxation	6	(24,788)	5,283
Taxation	7	–	(372)
(Loss)/Profit from ordinary activities after taxation		(24,788)	4,911
Minority interests		–	6
(Loss)/Profit attributable to shareholders		(24,788)	4,917
(Loss)/Earnings per share			
Basic	9(a)	(1.45) cents	0.34 cents
Diluted	9(b)	N/A	0.29 cents

Consolidated Balance Sheet

	Note	At 30 September 2004 (Unaudited)	At 31 March 2004 (Audited)
		$'000	*$'000*
ASSETS AND LIABILITIES			
Non-current assets			
Fixed assets		3	4
Goodwill		49,246	50,602
		49,249	50,606
Current assets			
Trading securities		13,951	39,598
Trade and other receivables	10	382,936	390,613
Tax recoverable		674	674
Cash at banks and in hand		241	1,217
		397,802	432,102
Current liabilities			
Trade and other payables	11	(3,245)	(7,352)
Other loans		(3,311)	(10,073)
Convertible notes		(45,000)	(45,000)
		(51,556)	(62,425)
Net current assets		346,246	369,677
NET ASSETS		395,495	420,283
CAPITAL AND RESERVES			
Share capital		17,094	17,094
Reserves		378,401	403,189
		395,495	420,283

Consolidated Statement of Changes in Equity

	Share capital $'000	Share premium $'000	Contributed surplus $'000	Accumulated losses $'000	Total $'000
At 1 April 2003	13,079	386,879	596,248	(623,058)	373,148
Issue of shares	1,800	15,725	–	–	17,525
Profit for the period	–	–	–	4,917	4,917
At 30 September 2003	14,879	402,604	596,248	(618,141)	395,590
At 1 April 2004	17,094	432,125	596,248	(625,184)	420,283
Loss for the period	–	–	–	(24,788)	(24,788)
At 30 September 2004	17,094	432,125	596,248	(649,972)	395,495

Condensed Consolidated Cash Flow Statement

	Six months ended 30 September	
	2004	**2003**
	(Unaudited)	**(Unaudited)**
	$'000	*$'000*
Net cash generated from/(used in) operating activities	7,520	(29,822)
Net cash generated from investing activities	–	50,000
Net cash (used in)/generated from financing activities	(8,496)	6,837
(Decrease)/Increase in cash and cash equivalents	(976)	27,015
Cash and cash equivalents at 1 April	1,217	8,097
Cash and cash equivalents at 30 September	241	35,112
Analysis of the balances of cash and cash equivalents		
Cash at banks and in hand	241	35,112

Notes on the Unaudited Interim Financial Report

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

This interim financial report is unaudited, but has been reviewed by the Company's Audit Committee. The unaudited interim financial report has been prepared in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules"), including compliance with Statement of Standard Accounting Practice 25 (Revised) "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants.

The interim financial report is prepared under the historical cost convention as modified by the revaluation of trading securities at fair value.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual accounts for the year ended 31 March 2004.

2. SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Turnover represents the aggregate of servicing fees receivable from the provision of investment advisory and capital market advisory services, proceeds from sales of trading securities and interest income from money lending business for the period.

For the period ended 30 September 2003, turnover also included servicing fees receivable from the provision of telecommunications and technology-related services. This segment is classified as discontinued operation for the period ended 30 September 2004.

Business segments

The Group comprises the following main business segments:

Continuing operation:

Strategic investments and capital market activities:
- Participation in primary and secondary securities market and provision of capital market advisory services

Financing:
- Provision of commercial and personal loans

Discontinued operation:

Telecommunications and technology-related services:
- Provision of telecommunications and technology-related services

2. SEGMENT REPORTING (CONTINUED)

Business segments (continued)

	Continuing				Discontinued					
	Strategic investments and capital market activities		Financing		Telecommunications and technology-related services		Unallocated		Consolidated	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	$'000	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*
Six months ended 30 September (unaudited)										
Revenue from external customers	7,502	12,139	1,524	-	-	2	-	-	9,026	12,141
Segment result	(24,384)	7,687	1,522	-	-	(40)	-	-	(22,862)	7,647
Unallocated operating income and expenses									(1,341)	(1,803)
(Loss)/Profit from operations									(24,203)	5,844
Finance costs									(585)	(1,194)
Non-operating income, net	-	-	-	-	-	-	-	633	-	633
(Loss)/Profit from ordinary activities before taxation									(24,788)	5,283
Taxation									-	(372)
(Loss)/Profit from ordinary activities after taxation									(24,788)	4,911
Minority interests									-	6
(Loss)/Profit attributable to shareholders									(24,788)	4,917
Depreciation and amortization for the period	1	-	-	-	-	3	-	-	1	3

The Group did not have any inter-segment sales during either period.

Geographical segments

The Group participates in two principal economic environments: Hong Kong and other areas of China.

In presenting information on the basis of geographical segments, segment revenue is based on the country where the contract is signed or the order is placed.

	Hong Kong		Other areas of China		Consolidated	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**
	$'000	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*
Six months ended 30 September (unaudited)						
Revenue from external customers	1,844	5,836	7,182	6,305	9,026	12,141
Segment result	(1,856)	1,622	(21,006)	6,025	(22,862)	7,647

3. OTHER INCOME, NET

	Six months ended 30 September	
	2004	**2003**
	$'000	*$'000*
Reversal of bad debt provision	233	–
Others	386	72
	619	72

4. NON-OPERATING INCOME, NET

	Six months ended 30 September	
	2004	**2003**
	$'000	*$'000*
Gain on disposal of subsidiaries	–	10
Gain on disposal of discontinued operation *(Note 5)*	–	623
	–	633

5. DISCONTINUED OPERATION

On 18 July 2003, the Group entered into an agreement with an independent third party for the disposal of a 12.5% equity interest in REXCAPITAL Infrastructure Limited, an intermediate holding company investing in the fibre-optic network, at a cash consideration of $50,000,000. This transaction was completed on 31 July 2003. The Group recorded a gain of $623,000 on this transaction.

On 29 October 2003, the Group entered into a sale and purchase agreement with another independent third party pursuant to which the Group shall dispose of its entire remaining interest in REXCAPITAL Infrastructure Limited at a cash consideration of $350,000,000. This transaction was completed on 31 January 2004, which constituted the discontinuance of the Group's telecommunications and technology-related operations. The Group recorded a gain of $4,346,000 on this transaction.

The telecommunications and technology-related segment is reported in the financial statements for the six months ended 30 September 2003 as a discontinuing operation. The sales, results, cash flows and net assets of that segment were as follows:

	Six months ended 30 September 2003
	$'000
Turnover	2
Operating expenses	(42)
Loss from operations	(40)
Finance costs	–
Loss from ordinary activities before taxation	(40)
Taxation	–
Loss from ordinary activities after taxation	(40)

5. DISCONTINUED OPERATION (CONTINUED)

	Six months ended 30 September 2003 $'000
Net cash used in operating activities	(75)
Total cash outflows	(75)

	At 30 September 2003 $'000
Total assets	395,022
Total liabilities	(6,618)
Net assets	388,404

6. (LOSS)/PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

(Loss)/Profit from ordinary activities before taxation is arrived at after charging:

	Six months ended 30 September	
	2004	2003
	$'000	$'000
(a) Finance costs:		
Interest on bank loans and overdrafts and other loans repayable within five years	585	1,194
	585	1,194
(b) Other items:		
Contributions to defined contribution plan	51	74
Bad debts provision	1,285	233
Operating lease charges in respect of properties	291	496
Depreciation	1	3

7. TAXATION

	Six months ended 30 September	
	2004	2003
	$'000	$'000
Current tax		
Hong Kong profits tax	–	372

No provision for Hong Kong profits tax has been made in the financial statements as the Group either sustained a loss for taxation purposes or did not earn any assessable income for the period ended 30 September 2004. Hong Kong profits tax has been provided at the rate of 17.5% on the estimated assessable profit for the period ended 30 September 2003.

No provision for overseas taxation has been made as there is no assessable profit for overseas tax purpose for both periods.

As at 30 September 2004, the Group had potential net deferred tax asset principally resulting from estimated tax losses. The potential net deferred tax asset has not been recognized in the financial statements, as it is uncertain that these tax losses could be utilized in the foreseeable future.

8. DIVIDEND

The directors of the Company (the "Directors") do not recommend the payment of an interim dividend in respect of the six months ended 30 September 2004 (2003: $Nil).

9. (LOSS)/EARNINGS PER SHARE

(a) Basic (loss)/earnings per share

The calculation of basic (loss)/earnings per share is based on the Group's loss attributable to shareholders of $24,788,000 (2003: profit of $4,917,000) and the weighted average number of ordinary shares of 1,709,399,471 shares (2003: 1,447,544,000 shares) in issue during the six months ended 30 September 2004.

(b) Diluted (loss)/earnings per share

Diluted loss per share for the period ended 30 September 2004 is not presented because the effect of all potential ordinary shares is anti-dilutive.

The calculation of diluted earnings per share for 2003 is based on the Group's adjusted profit attributable to shareholders of $5,714,000 and the weighted average number of ordinary shares of 2,004,445,000 shares after adjusting for the effects of all potential dilutive ordinary shares for the six months ended 30 September 2003.

(c) Reconciliation for diluted earnings per share

	Six months ended 30 September 2003 *$'000*
Profit attributable to shareholders used in calculating basic earnings per share	4,917
Deemed interest expense saved as a result of the conversion of potential dilutive ordinary shares	797
Profit attributable to shareholders used in calculating diluted earnings per share	5,714

	Six months ended 30 September 2003 Number of shares *'000*
Weighted average number of ordinary shares used in calculating basic earnings per share	1,447,544
Deemed issue of ordinary shares for no consideration	556,901
Weighted average number of ordinary shares used in calculating diluted earnings per share	2,004,445

10. TRADE AND OTHER RECEIVABLES

An aging analysis of trade receivables (net of specific allowances for bad and doubtful debts) included in trade and other receivables is as follows:

	Note	At 30 September 2004 $'000	At 31 March 2004 $'000
Within 3 months		18,419	37,829
More than 3 months but less than 1 year		14,089	1,468
Total trade receivables	(a)	32,508	39,297
Deposits, prepayments and other receivables	(b), (c)	350,428	351,316
		382,936	390,613

Notes:

(a) The credit terms granted to customers by the Group are generally not more than 30 days.

(b) All of the deposits, prepayments and other receivables are expected to be recovered within one year.

(c) As at 31 March 2004, included in other receivables is a receivable from a broker, in which two executive Directors are common directors and beneficial shareholders, of $1,205,000 (30 September 2004: $Nil). The trading terms are similar to the terms granted by other unrelated brokers and the settlement term is two days after the trade date.

11. TRADE AND OTHER PAYABLES

An aging analysis of trade payables included in trade and other payables is as follows:

	At 30 September 2004 $'000	At 31 March 2004 $'000
Within 3 months	3	–
Other payables and accrued charges	3,242	7,352
	3,245	7,352

All the trade and other payables are expected to be settled within one year.

12. COMMITMENTS

(a) Commitment under operating lease

At 30 September 2004, the total future minimum lease payments under a non-cancellable lease relating to a property are payable as follows:

	At 30 September 2004	At 31 March 2004
	$'000	*$'000*
Within 1 year	136	285

The Group leases a property under an operating lease. The lease runs for an initial period of 6 months, with an option to renew the lease when all terms are renegotiated. Lease payments are usually adjusted annually to reflect the market rentals. The lease does not include contingent rentals.

(b) Investment commitment

On 12 January 2004, REXCAPITAL Group Limited, a direct wholly-owned subsidiary of the Company, entered into a conditional sale and purchase agreement with REXCAPITAL Financial Holdings Limited to purchase the entire issued share capital of REXCAPITAL Financial Group Limited ("RFG") at an aggregate cash consideration of $229,000,000, subject to adjustment with reference to the unaudited consolidated net asset value of RFG and its subsidiaries as at the determination date in accordance with the terms of the sales and purchase agreement. This transaction has not been completed up to the date of this report.

13. OUTSTANDING LITIGATION

Significant litigation outstanding as at 30 September 2004 and up to the date of this interim financial report is summarized as follows:

On 21 September 1999, a former director of the Company, Mr Wong Chong Shan, *commenced proceedings in the* High Court against the Company claiming a sum of $5,000,000. Mr Wong Chong Shan alleged that he paid the said sum on the Company's behalf in August 1997 to a third party as deposit and that the Company failed to make repayment to him. The Directors have considered the matter and are of the opinion that since no positive steps have been taken by Mr Wong Chong Shan to proceed with the action since June 2000, it is not necessary at this stage to make a provision in the financial statements for these proceedings.

14. RELATED PARTY TRANSACTIONS

Particulars of related party transactions are as follows:

	Note	Six months ended 30 September 2004	
		2004	2003
		$'000	*$'000*
Advisory fee income	(a)	–	900
Secondment fee income	(b)	383	–
Interest expense			
– other loans, unsecured	(c)	–	92
– other loan, secured	(d)	–	161
– convertible notes	(e)	451	622
		451	875
Commission	(f)	7	43
Operating lease charges in respect of properties	(g)	291	489

Particulars of material balances with related parties are as follows:

	Note	At 30 September 2004	At 31 March 2004
		$'000	*$'000*
Trade receivable	(d)	–	1,205
Convertible notes	(e)	45,000	45,000
Convertible notes interest payable	(e)	268	1,417

14. RELATED PARTY TRANSACTIONS (CONTINUED)

Notes:

(a) During the six months ended 30 September 2003, advisory fee income was received from a related company with reference to the market rates (2004: $Nil).

(b) During the six months ended 30 September 2004, secondment fee income was received from a related company as certain staff members employed by the Group were seconded to provide services to the related company (2003: $Nil).

(c) During the six months ended 30 September 2003, short-term loans were advanced to the Group by certain related companies (the "Lenders"). The loans due to the Lenders are unsecured, interest bearing at prime rate plus 3% per annum and have no fixed repayment terms.

Interest expense paid to the Lenders for the six months ended 30 September 2003 amounted to $92,000 (2004: $Nil).

(d) During the six months ended 30 September 2003, a short-term loan was advanced to the Group by a related company. The loan due to this related company is interest bearing at prime rate plus 3% per annum and secured by certain equity securities listed in Hong Kong with market value of $21,210,000.

Interest expense payable to this related company for the six months ended 30 September 2003 amounted to $161,000 (2004: $Nil).

Credit facilities of $5 million were granted to the Group by this related company as at 30 September 2004 (31 March 2004: $5,000,000).

The Group had no trade receivable with that related company arising from trading of securities (31 March 2004: $1,205,000).

(e) In 2002, convertible notes bearing interest at a fixed rate of 2% per annum payable bi-annually were issued to a related company.

Interest expense payable to this related company for the six months ended 30 September 2004 amounted to $451,000 (2003: $622,000).

Interest expense payable to this related company as at 30 September 2004 was $268,000 (31 March 2004: $1,417,000), which has been included in "other payables and accrued charges" of note 11.

(f) During the period ended 30 September 2004, trading securities were bought and sold through a related company (the "Broker Firm"). The purchases and sales of trading securities through the Broker Firm for the six months ended 30 September 2004, excluding any commission expense, amounted to $540,000 (2003: $4,066,000) and $1,488,000 (2003: $6,193,000) respectively.

Commission expense incurred in respect of the sales and purchases of trading securities amounted to $7,000 for the six months ended 30 September 2004 (2003: $43,000).

(g) During the six months ended 30 September 2004, operating lease charges of $291,000 (2003: $489,000) were paid to a related company for the use of office premises.

An executive Director is a director of the related companies referred to in notes (a) to (c), (e) and (g) and a beneficial shareholder of the related companies referred to in notes (a) to (g).

Another executive Director is a director of the related companies in notes (a) to (g). This Director is also a beneficial shareholder of the related companies in notes (a) and (e) and a beneficial shareholder of two of the related companies in note (c).

15. PLEDGE OF ASSETS

As at 30 September 2004, trading securities with market value of $5,622,000 have been pledged to secure other loans granted to the Group (31 March 2004: $28,989,000).

16. **POST BALANCE SHEET EVENTS**

(a) On 13 December 2002, the Company issued the 2% convertible notes (the "2% Notes") of $80,000,000 to a related company. The 2% Notes bear interest at a fixed rate of 2% per annum payable semi-annually in arrears on 30 June and 31 December and mature on 13 December 2004.

Subsequent to 30 September 2004, the conversion rights of the 2% Notes in the aggregate amount of $25,000,000 were exercised and 617,582,417 ordinary shares of the Company of $0.01 each were allotted and issued to the relevant noteholders at prices ranging from $0.039 to $0.042 per share. The outstanding 2% Notes in the principal amount of $20,000,000 which were not converted became due for redemption on 13 December 2004. As at the date of this report, $10,370,000 has been repaid and the outstanding balance remains as non-interest bearing loan repayable on demand.

(b) A placing of 340,000,000 new ordinary shares of the Company of $0.01 each was taken place on 5 November 2004. The net proceeds of the placing were approximately $13 million. The placing shares were fully placed with investors.

IV. INDEBTEDNESS AS AT 30 APRIL 2005

At the close of business on 30 April 2005, the Group had outstanding short term other loans approximately HK$3,759,000. The outstanding short term other loans are interest bearing at prime rate plus 5-12% and had no fixed terms of repayment and secured by listed investment of the Group with the market value of approximately HK$8,000,000.

The Company had contingent liabilities in respect of a pending litigation as a defendant relating to a claim of approximately HK$5,000,000, details of which are set out in the paragraph headed "Litigation" in Appendix III to this prospectus. The Directors have considered the matter and are of the opinion that since no positive steps have been taken by Mr. Wong Chong Shan to proceed the action since 10 December 1999, it is not necessary at this stage to make a provision in the financial statements for these proceedings.

Save as aforesaid or as otherwise disclosed therein, and apart from related party liabilities of HK$11,586,000, none of the companies in the Group had outstanding, at the close of business on 30 April 2005, any loan capital issued and outstanding or agreed to be issued, bank overdrafts, other loans or other similar indebtedness, liabilities under acceptances (other than normal trade bills), acceptance credits, debentures, mortgages, charges, guarantees or other material contingent liabilities.

The Directors confirm that there is no significant change in indebtedness of the Group as at 30 April 2005 up to the Latest Practicable Date.

I. ACCOUNTANTS' REPORT ON PRO FORMA NET TANGIBLE ASSETS STATEMENT OF THE GROUP

Grant Thornton
均富會計師行

17 June 2005

The Directors
REXCAPITAL International Holdings Limited
Suite 3402, 34/F COSCO Tower
Grand Millennium Plaza
183 Queen's Road Central
Hong Kong

Dear Sirs,

REXCAPITAL INTERNATIONAL HOLDINGS LIMITED

We report on the unaudited pro forma financial information of REXCAPITAL International Holdings Limited (the "Company") and its subsidiaries (collectively referred to as the "Group"), set out on page 77 under the headings of pro forma net tangible assets statement of the Group in Appendix I of the Company's prospectus dated 17 June 2005 (the "Prospectus") in connection with the placing of the 550,000,000 warrants at HK$0.046 per warrant (the "Placing"). The Pro Forma Financial Information has been prepared by the directors of the Company, solely for illustrative purposes only, to provide information about how the Placing might have affected the relevant financial information of the Group as at 30 September 2004. The basis of preparation of the Pro Forma Financial Information is set out in the section headed "pro forma net tangible assets statement of the Group" in Appendix I to the Prospectus.

RESPONSIBILITIES

It is the responsibility solely of the directors of the Company to prepare the Pro Forma Financial Information in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("the Listing Rules").

It is our responsibility to form an opinion as required by paragraph 4.29 of the Listing Rules on the Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

BASIS OF OPINION

We conducted our work with reference to the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom, where applicable. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the directors of the Company.

Our work did not constitute an audit or review made in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants, and accordingly, we do not express any such audit or review assurance on the Pro Forma Financial Information.

The Pro Forma Financial Information is for illustrative purposes only, based on the directors' judgements and assumptions, and because of its nature, it may not give any assurance or indication that any event will take place in the future and may not be indicative of the financial position of the Group following the Placing.

OPINION

In our opinion:

a. the Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

b. such basis is consistent with the accounting policies of the Group; and

c. the adjustments are appropriate for the purposes of the Pro Forma Financial Information as disclosed pursuant to paragraph 4.29 of the Listing Rules.

Yours faithfully,
Grant Thornton
Certified Public Accountants
Hong Kong

II. PRO FORMA NET TANGIBLE ASSETS STATEMENT OF THE GROUP

The following is a pro forma net tangible assets statement of the Group which has been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the Warrant Placing. This statement has been prepared for illustrative purposes only and because of its nature, it may not give a true picture of the financial position of the Group following the Warrant Placing.

	Interim report as at 30 September 2004 (unaudited)	**Adjustment**	**Pro forma**
	(Note 1)	*(Note 2)*	*(Note 3)*
	HK$'000	*HK$'000*	*HK$'000*
Net tangible assets at 30 September 2004	346,249	23,600	369,849

Notes:

(1) The net tangible assets as at 30 September 2004 have been calculated based on financial information extracted without adjustment from the unaudited interim report of the Group as at 30 September 2004 as follows:

	HK$'000
Net assets at 30 September 2004	395,495
Less: intangible assets	(49,246)
Net tangible assets at 30 September 2004	346,249

(2) *The expected gross amount of the Warrant Placing is approximately HK$25.3 million.* Expenses associated with the Warrant Placing are approximately HK$1.7 million, resulting in a net cash inflow of approximately HK$23.6 million.



(3) The accompanying pro forma net tangible assets statement has not given effect to the followings:

(i) the issue and allotment of the Shares upon exercise of 85,469,970 Options on 4 October 2004 at HK$0.0448 under the share option scheme adopted by the Company on 29 July 2002 with a net proceeds of approximately HK$3.8 million in aggregate; and

(ii) the completion of the placing of 340,000,000 new Shares at a price of HK$0.04 per Share arrangement as announced on 8 November 2004 with a net proceeds of approximately HK$13.6 million; and

(iii) the conversion of convertible notes in the amount of HK$7 million on 24 November 2004, HK$8 million on 29 November 2004 and HK$10 million on 1 December 2004 respectively; and

(iv) the recoverability of a receivable of HK$350 million as mentioned in the auditors' report included in section II under "Financial Information of the Group" as set out on pages 28 to 29 of this prospectus. Any adjustment to the figure may have a consequential effect on the Group's pro forma net tangible assets as at 30 September 2004.

The Warrants will be issued subject to and with the benefit of the Instrument and they will be issued in registered form and will form one class and rank pari passu in all respects with each other.

The Warrants will confer rights to subscribe up to HK$63,800,000 in aggregate for Shares, at an initial Subscription Price of HK$0.116 per Share (subject to adjustment).

Upon the Warrant Placing becoming unconditional, the Warrants will represent direct obligations of the Company to Warrantholders as described in the Instrument. The following is a summary of major provisions of the Instrument and the principal terms and conditions of the Warrants as set out on the Warrant certificates. Warrantholders will be entitled to the benefit of, be bound by, and be deemed to have notice of all such terms and conditions and the provisions of the Instrument, copies of which will be available at the head office and principal place of business for the time being of the Company in Hong Kong.

1. EXERCISE OF SUBSCRIPTION RIGHTS

(A) Subject to the provisions hereof and to compliance with all fiscal and other laws and regulations applicable thereto, the Warrantholder of the Warrant represented by the Warrant certificate will have the right, which may be exercised in whole or in part at any time during the Subscription Period, to subscribe in dollars (in units of HK$0.116, subject to adjustment) the Exercise Moneys for fully paid Shares at the Subscription Price per Share. The subscription rights attaching to the Warrants may be exercised within the two-year period from the date on which dealings in the Warrants on the Stock Exchange shall commence. Any subscription rights attaching to the Warrants which have not been exercised on or before the last day of the subscription period will lapse following such date and the Warrants will cease to be valid for all purposes. Payment of the Subscription Price must be made in immediately available funds. If such payment is not received, the Warrants comprised in the relevant exercise of Subscription Rights will not be treated as exercised earlier than the date of receipt of such payment.

(B) In order to exercise in whole or in part the Subscription Rights represented by the Warrant certificate, the Warrantholder must complete and sign the Subscription Form (which will be irrevocable) and deliver the Warrant certificate to the Registrar, together with a remittance for the Exercise Moneys (or, in the case of a partial exercise, the relevant portion of the Exercise Moneys, which must be, or must when aggregated with the Exercise Moneys or the relevant portion thereof of one or more other Warrants any of the Subscription Rights represented by which are being exercised by the same Warrantholder at the same time be, whole multiples of units of Subscription Rights of HK$0.116), and any such delivery shall constitute an irrevocable commitment by such Warrantholder to exercise such Subscription Rights. In each case compliance must also be made by the exercising Warrantholder with any exchange control, fiscal or other laws or regulations for the time being applicable.

(C) The number of Shares to be allotted on exercise of the Subscription Rights shall be calculated by dividing the amount specified in the relevant Subscription Form and duly remitted as aforesaid by the Subscription Price applicable on the Subscription Date. No fraction of a Share will be allotted but any balance representing fractions of the Exercise Moneys paid on exercise of the Subscription Rights represented by the Warrant certificate will be retained by the Company for its own benefit, provided always that for the purpose of determining whether any (and if so what) fraction of a Share arises:

(i) if the Subscription Rights represented by the Warrant certificate and any one or more other Warrant certificates are exercised on the same Subscription Date by the same Warrantholder then the Subscription Rights represented by such Warrants shall be aggregated; and

(ii) regard shall be had, where applicable, to the provisions of the Instrument.

(D) The Company has undertaken in the Instrument that Shares falling to be issued upon the exercise of the Subscription Rights represented by the Warrant certificate will be allotted and issued not later than ten business days after the relevant Subscription Date and will rank pari passu with the fully paid Shares in issue on the relevant Subscription Date and accordingly shall entitle the holders thereof to participate in all dividends or other distribution declared, paid or made on or after the relevant Subscription Date other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor shall be on or before the relevant Subscription Date and notice of the amount and record date for which shall have been given to the Stock Exchange prior to the relevant Subscription Date.

(E) As soon as practicable after the relevant allotment of Shares under the Instrument (and not later than ten business days after the relevant Subscription Date) there will be issued free of charge to the Warrantholder(s) of the Warrant represented by the Warrant certificate:

(i) a certificate (or certificates) for the relevant Shares in the name(s) of such Warrantholder(s);

(ii) (if applicable) a balancing Warrant certificate in registered form in the name(s) of such Warrantholder(s) in respect of any Subscription Rights represented by the Warrant certificate and remaining unexercised;

(iii) (if applicable) a certificate in registered form evidencing the right of the exercising Warrantholder(s) to the allotment of an additional nominal amount of capital of the Company pursuant to the Instrument; and

(iv) (if applicable) a certificate of any balance of fractions of Exercise Moneys paid on exercise of the Subscription Rights which is retained pursuant to the provisions referred to in paragraph (C) above.

The certificate(s) for Shares arising on the exercise of Subscription Rights, the balancing Warrant certificate (if any), the certificate evidencing the right to allotment of an additional nominal amount of capital (if any) and the certificate of the balance of Exercise Moneys retained by the Company (if any) will be sent by post at the risk of such Warrantholder(s) to the address of such Warrantholder or (in the case of a joint holding) to that one of them whose name stands first on the Register. If the Company agrees, such certificates may by prior arrangement be retained by the Registrars to await collection by the relevant Warrantholder(s).

2. ADJUSTMENT OF SUBSCRIPTION PRICE

The Instrument contains detailed provisions relating to the adjustment of the Subscription Price. The following is a summary of, and is subject to, the provisions of the Instrument:

(A) The Subscription Price shall (except as mentioned in paragraphs (B) and (C) below) be adjusted as provided in the Instrument in each of the following cases:

(i) an alteration of the nominal amount of the Shares by reason of any consolidation or subdivision;

(ii) an issue (other than in lieu of a cash dividend) by the Company of Shares credited as fully paid by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve fund);

(iii) a Capital Distribution (as defined in the Instrument) being made by the Company, whether on a reduction of capital or otherwise, to holders of the Shares in their capacity as such;

(iv) a grant by the Company to the holders of the Shares (in their capacity as such) of rights to acquire for cash assets of the Company or any of its Subsidiaries;

(v) an offer or grant being made by the Company to holders of its Shares by way of rights or of options or warrants to subscribe for new Shares at a price which is less than 90% of the market price (calculated as provided in the Instrument);

(vi) an issue wholly for cash being made by the Company or any other company of securities convertible into or exchangeable for or carrying rights of subscription for new Shares, if in any case the total Effective Consideration (as defined in the Instrument) per Share is less than 90% of the market price (calculated as provided in the Instrument), or the terms of any such issue being altered so that the said total Effective Consideration is less than 90% of the market price;

(vii) an issue being made by the Company wholly for cash of Shares (other than pursuant to an Share Option Scheme) at a price less than 90% of the market price (calculated as provided in the Instrument); and

(viii) a cancellation of any Shares repurchased by the Company (other than on the Stock Exchange or any stock exchange recognised for such purpose) in circumstances where the Directors consider that it may be appropriate to make an adjustment to the Subscription Price.

(B) Except as mentioned in paragraph (C) below, no such adjustment as referred to in paragraph (A) above shall be made in respect of:

(i) an issue of fully paid Shares upon the exercise of any conversion rights attaching to securities convertible into Shares or upon the exercise of any rights (including the Subscription Rights) to acquire Shares;

(ii) an issue of Shares or other securities of the Company or any subsidiary wholly or partly convertible into, or rights to acquire Shares to executive Directors or employees of the Company or any of its Subsidiaries or their personal representatives pursuant to the Share Option Scheme;

(iii) an issue by the Company of Shares or by the Company or any subsidiary of securities wholly or partly convertible into or rights to acquire Shares, in any such case in consideration or part consideration for the acquisition of any other securities, assets or business;

(iv) an issue of fully paid Shares by way of capitalisation of all or part of the Subscription Rights Reserve (as defined in the Instrument) to be established in certain circumstances pursuant to the terms and conditions contained in the Instrument (or any similar reserve which has been or may be established pursuant to the terms of any other securities wholly or partly convertible into or rights to acquire Shares);

(v) an issue of Shares in lieu of a cash dividend where an amount not less than the nominal amount of the Shares so issued is capitalised and the market value (calculated as provided in the Instrument) of such Shares is not more than 110% of the amount of dividend which holders of Shares could elect to or would otherwise receive in cash; and

(vi) the issue of the Warrants.

(C) Notwithstanding the provisions referred to in paragraphs (A) and (B) above, in any circumstances where the Directors shall consider that an adjustment to the Subscription Price provided for under the said provisions should not be made or should be calculated on a different basis or that an adjustment to the Subscription Price should be made notwithstanding that no such adjustment is required under the said provisions, the Directors may appoint an approved merchant bank to consider whether for any reason whatever the adjustment to be made (or the absence of adjustment) would or might not fairly and appropriately reflect the relative interests of the persons affected thereby and, if such approved merchant bank shall consider this to be the case, the adjustment shall be modified or nullified or an adjustment made instead of no adjustment in such manner (including, without limitation, making an adjustment calculated on a different basis) as shall be certified by such approved merchant bank to be in its opinion appropriate.

(D) Any adjustment to the Subscription Price shall be made to the nearest one cent so that any amount under half a cent shall be rounded down and any amount of half a cent or more shall be rounded up. No adjustment shall be made to the Subscription Price in any case in which the amount by which the same would be reduced would be less than one cent and any adjustment which would otherwise then be required shall not be carried forward. No adjustment may be made (except on a consolidation of Shares) which would increase the Subscription Price.

(E) Every adjustment to the Subscription Price will be certified by the Auditors or an approved merchant bank and notice of each adjustment (giving the relevant particulars) will be given to the Warrantholders. Any such certificate(s) of the Auditors and/or approved merchant bank will be available at the principal place of business for the time being of the Company in Hong Kong, where copies may be obtained without charge.

3. REGISTERED WARRANTS

The Warrants are issued in registered form. The Company shall be entitled to treat the registered holder of any Warrant as the absolute owner thereof and accordingly shall not except as ordered by a Court of competent jurisdiction or required by law be bound to recognise any equitable or other claim to or interest in such Warrant on the part of any other person, whether or not it shall have express or other notice thereof.

4. TRANSFER, TRANSMISSION, REGISTER, VOTING AND DOCUMENT DESTRUCTION

(A) The Subscription Rights represented by the Warrant certificate are transferable, in whole amounts or multiples of the initial Subscription Price of HK$0.116 of Subscription Rights, by instrument of transfer in any usual or common form or in any other form which may be approved by the Directors. The Company shall maintain a register accordingly. Transfers of Warrants must be executed by both the transferor and the transferee. The provisions of the Company's bye-laws from time to time in force relating to the registration, transfer and transmission of Shares and the register of members shall, mutatis mutandis, apply (unless inconsistent with the provisions of the Instrument) to the registration, transfer and transmission of the Warrants and the Register, save that the Company shall not be obliged (but may if the Directors of the Company so resolve) to maintain any register of Warrantholders at any place outside Hong Kong. The Directors may at any time resolve to cancel any overseas branch registers of Warrantholders resolved to be established by them so long as a register of Warrantholders is maintained in Hong Kong.

(B) Where the transferor or the transferee is HKSCC Nominees Limited or its successor thereto (or such other company as may be approved by the board of Directors for this purpose), the transfers may be executed under the hands of authorised person(s) or by machine imprinted signature(s) on its behalf or of such person(s), as the case may be.

Since the Warrants will be admitted to CCASS, so far as applicable laws or regulations of relevant regulatory authorities, terms of the Instrument and circumstances permit, the Company may determine the last trading day of the Warrants to be a date at least 3 trading days before 3 July 2007.

Note: Persons who hold the Warrants and have not registered the Warrants in their own names and wish to exercise the Warrant's may incur additional costs and expenses in connection with any expedited re-registration of the Warrants prior to the transfer or exercise of the Warrants, particularly during the period commencing ten business days prior to and including the last day of Subscription Period.

(C) The Instrument contains provisions which incorporate by reference certain provisions of the Company's bye-laws from time to time in force to regulate the maximum number of holders of a Warrant, the appointment of proxies, attorneys and corporate representatives by Warrantholders, the signing and delivery of instruments appointing proxies, attorneys and corporate representatives of Warrantholders, voting and the right to speak at meetings of Warrantholders by Warrantholders, their proxies, attorneys and corporate representatives, the rights of joint holders of a Warrant and the destruction of documents which have been registered or cancelled.

5. PURCHASE AND CANCELLATION

The Company or any of its subsidiaries may at any time purchase Warrants:

(i) in the open market or by tender (available to all Warrantholders alike) at any price; or

(ii) by private treaty at a price, exclusive of expenses, not exceeding 110% of the closing price prior to the date of purchase of the Warrants on the Stock Exchange,

but not otherwise. All Warrants purchased as aforesaid shall be cancelled forthwith and may not be re-issued or re-sold.

6. MEETINGS OF WARRANTHOLDERS AND MODIFICATION OF RIGHTS

(A) The Instrument contains provisions for convening meetings of Warrantholders to consider any matter affecting the interests of Warrantholders, including the modification by an extraordinary resolution of the provisions of the Instrument. An extraordinary resolution duly passed at any such meeting shall be binding on the Warrantholders, whether present or not.

(B) All or any of the rights for the time being attaching to the Warrants (including any of the provisions of the Instrument) may from time to time (whether or not the Company is being wound up) be altered or abrogated (including but without prejudice to that generality by waiving compliance with, or by waiving or authorising any past or proposed breach of, any of the provisions of the Instrument) and the sanction of an extraordinary resolution shall be necessary and sufficient to effect such alteration or abrogation.

(C) Where the Warrantholder is a recognised clearing house (with the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of the Hong Kong)) or its nominee(s), it may authorise such person or persons as it thinks fit to act as its representative (or representatives) or proxy (or proxies) at any Warrantholders' meeting provided that, it more than one person is so authorised, the authorization or proxy form must specify the number and class of Warrants in respect of which each such person is so authorised. The person so authorised will be entitled to exercise the same power on behalf of the recognised clearing house as that clearing house or its nominee(s) could exercise as if such person were an individual Warrantholder of the Company.

7. CLOSURE OF REGISTER OF WARRANTHOLDERS

The registration of transfers of Warrants may be suspended and the Register may be closed for such period as the Directors may from time to time direct, provided that registration may not be suspended or such Register be closed for a period of more than 30 days or, with the approval of an ordinary resolution of Warrantholders, for a longer period not exceeding 60 days in any one year. Any transfer or exercise of the Subscription Rights attaching to the Warrants made while the Register is so closed shall, as between the Company and the person claiming under the relevant transfer of Warrants or, as the case may be, as between the Company and the Warrantholder who has so exercised the Subscription Rights attaching to his Warrants (but not otherwise), be considered as made immediately after the reopening of the Register.

8. OVERSEAS WARRANTHOLDERS

No Subscription Rights represented by a Warrant may be exercised by any person who is resident in or a national of a Restricted Jurisdiction (as hereinafter defined), and the exercise of any Subscriptions Rights represented by a Warrant by a Warrantholder shall constitute a confirmation, representation and warranty by the exercising Warrantholder that such Warrantholder is not a resident or a national of a Restricted Jurisdiction and that all necessary governmental, regulatory or other consents or approvals and all formalities have been obtained and observed by such Warrantholder to enable him to legally and validly exercise the relevant Subscription Rights and the Company to legally and validly allot Shares in consequence thereof. For the purposes of the Instrument, a "**Restricted Jurisdiction**" includes the United States of America, any of its territories or possessions, the United Kingdom, Canada, any jurisdiction under the laws of which an exercise of Subscription Rights by a Warrantholder who is a national or resident thereof or the performance by the Company of the obligations expressed to be assumed by it under the Instrument cannot be carried out lawfully or cannot be carried out lawfully without the Company first having to take certain actions in such jurisdiction, and any other country, state or territory nominated by the Directors from time to time. Warrantholders shall be notified of any such nomination as soon as practicable after the Directors have nominated the same.

9. REPLACEMENT OF WARRANT CERTIFICATES

If a Warrant certificate is mutilated, defaced, lost or destroyed, it may, at the discretion of the Company, be replaced at the principal office of the Registrars on payment of such costs as may be incurred in connection therewith and on such terms as to evidence, indemnity and/or security as the Company may require and on payment of such fee not exceeding HK$2.50 (or such higher fee as may from time to time be permitted under the rules prescribed by the Stock Exchange) as the Company may determine. Mutilated or defaced Warrant certificates must be surrendered before replacements will be issued.

In the case of lost Warrant certificates, Section 71A of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) shall apply as if "shares" referred to therein included the Warrants.

10. PROTECTION OF SUBSCRIPTION RIGHTS

The Instrument contains certain undertakings by and restrictions on the Company designed to protect the Subscription Rights including, among others, the following:

(i) restrictions on the Company issuing securities by way of capitalisation of profits or reserves other than (a) by the issue of fully paid Shares to holders of the Shares; or (b) as mentioned in paragraph 2(B)(iv); or (c) by the issue of Shares in lieu of cash dividend in the manner referred to in paragraph 2(B)(v); and

(ii) certain limitations on the ability to issue convertible securities.

11. LIQUIDATION OF THE COMPANY

If an effective resolution is passed for the voluntary winding up of the Company, then:

(a) if such winding up is for the purpose of reconstruction or amalgamation pursuant to a scheme of arrangement to which the Warrantholders, or some person designated by them for such purpose by an extraordinary resolution, will be a party or in conjunction with which a proposal is made to the Warrantholders and is approved by an extraordinary resolution, the terms of such scheme of arrangement or (as the case may be) proposal will be binding on all the Warrantholders; and

(b) every Warrantholder shall be entitled to, at any time up to close of business on the second business day before the special general meeting convened for the purpose of passing the necessary resolution for the voluntary winding up of the Company, by irrevocable surrender of his Warrant certificate(s) to the Company with the Subscription Form(s) duly completed, together with payment of the Exercise Moneys or the relative portion thereof (which must be a whole multiple of units of Subscription Rights of HK$0.116 in the case of a partial exercise), exercise the Subscription Rights represented by such Warrant certificate to the extent specified in the Subscription Form(s) and the Company shall as soon as possible and in any event no later than the day immediately prior to the date of the proposed shareholders' meeting allot such number of Shares to the Warrantholders which fall to be issued pursuant to the exercise of the Subscription Rights represented by such Warrants.

The Company shall give notice to the Warrantholders of the proposing of any such resolution referred to in paragraph (b) above within seven days after the notice of the special general meeting at which such resolution will be proposed is despatched to the Shareholders. The notice to Warrantholders shall contain a reminder to Warrantholders of their rights under paragraph (b) above.

The Company shall give notice to the Warrantholders of the passing of any resolution referred to in paragraph (b) above within seven days after the passing thereof.

Subject to the foregoing, if the Company is wound up, all Subscription Rights which have not been exercised at the commencement of the winding up will lapse and each Warrant certificate will cease to be valid for any purpose.

12. CALL

If at any time Warrants which have not been exercised carry rights to subscribe for Shares are equal to or less than HK$6,380,000 of Subscription Rights, the Company may, on giving not less than 3 months' notice, require Warrantholders either to exercise their Subscription Rights or to allow them to lapse. On expiry of such notice, all unexercised Warrant(s) will be automatically cancelled.

13. FURTHER ISSUES

The Company shall subject to the Listing Rules be at liberty to issue further subscription warrants, however, the Warrantholders will not be entitled to participate in any distributions or further issues of securities by the Company as a result of them being Warrantholders.

14. UNDERTAKINGS BY THE COMPANY

In addition to the undertakings given by it in relation to the grant and exercise of the Subscription Rights and the protection thereof the Company has undertaken in the Instrument, among other matters, that:

(a) so long as the Shares remain listed on the Stock Exchange, it will use its best endeavours to ensure that at all times during the Subscription Period the Warrants shall be admitted to listing on the Stock Exchange;

(b) so long as the Shares remain listed on the Stock Exchange, it will use its best endeavours to ensure that all Shares allotted on exercise of Subscription Rights shall be admitted to listing on the Stock Exchange (and on any other stock exchange on which the Shares may at that time be listed);

(c) it will send to each Warrantholder, at the same time as the same are sent to the holders of the Shares, its audited accounts and all other notices, reports and communications despatched by it to the holders of the Shares generally; and

(d) it will pay all Hong Kong and, if applicable, Bermuda stamp duties, registration fees or similar charges in respect of the execution of the Instrument, the creation and initial issue of the Warrants in registered form, the exercise of the Subscription Rights and the issue of Shares upon the exercise of the Subscription Rights.

15. NOTICES

(A) The Instrument contains provisions relating to notices to be given to Warrantholders.

(B) Every Warrantholder shall register with the Company an address either in Hong Kong or elsewhere to which notices can be sent and if any Warrantholder shall fail so to do notice may be given to such Warrantholder by sending the same in any of the manners hereinafter mentioned to his last known place of business or residence or, if there be none, by posting up the same for three days at the principal place of business and the registered office for the time being of the Company.

(C) A notice may be given by delivery, prepaid letter (airmail in the case of an overseas address to where airmail service is available).

(D) All notices with respect to Warrants standing in the names of joint holders shall be given to whichever of such persons is named first on the Register and notice so given shall be sufficient notice to all the holders of such Warrants.

(E) Notices sent by personal delivery or prepaid letter or the posting of the same at the registered office of the Company as provided by paragraph (B) above shall be deemed to have been served on the first day after such delivery or the deposit of the letter in a postbox or, as the case may be, the first day after the first posting up of such notice.

16. GOVERNING LAW

The Instrument and the Warrants are governed by and will be construed in accordance with the laws of Hong Kong.

1. RESPONSIBILITY STATEMENT

This prospectus includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this prospectus and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Interests of the Directors

As at the Latest Practicable Date, the interest and short positions of the Directors in the Shares, underlying Shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which are required (a) to be notified to the Company or the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which he is taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange:

Long position in the Shares

Name of Director	**Number of *Shares held***	***Nature of interests***	**Approximate percentage of issued *share capital***
Chan How Chung, Victor ("**Mr. Chan**") *(Note a)*	689,060,662	Interests in controlled corporations	25.03%
Seligman Pierre *(Note b)*	23,100,000	Beneficial	0.84%

Notes:

a. Of the 689,060,662 Shares beneficially owned by Mr. Chan, 258,052,510 and 360,000 Shares are held by Mega Market Assets Limited and Sino Success Development Corp. respectively, both of which are wholly-owned by Mr. Chan. The remaining 413,881,152 Shares and 16,767,000 Shares are held by RPI Holdings Limited and REXCAPITAL International Limited respectively. The entire share capital of RPI Holdings Limited is owned as to 75% by Mr. Chan and as to 25% by Miss Lee Huei Lin, a Director. The entire share capital of REXCAPITAL International Limited is owned as to 75% by Mr. Chan, as to 12.5% by Miss Lee Huei Lin and as to 12.5% by an independent third party.

b. Mr. Seligman Pierre was beneficially interested in 23,100,000 Options.

Save as disclosed in this paragraph, as at the Latest Practicable Date, none of the Directors had interests in any securities of the Company or any of its associates corporations (within the meaning of Part XV of the SFO) which are required (a) to be notified to the Company or the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which he is taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

(b) **Interests and short positions of persons discloseable under the SFO and substantial Shareholders**

As at the Latest Practicable Date, so far as is known to any Director or chief executive of the Company, the following persons had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Interest in Shares

Name of Directors	Nature of interests	Number of Shares held
Mega Market Assets Limited	Beneficial	258,052,510 *(Note a)*
RPI Holdings Limited	Beneficial	413,881,152 *(Note b)*

Notes:

a. Mega Market Assets Limited is wholly-owned by Mr. Chan.

b. RPI Holdings Limited is owned at to 75% by Mr. Chan and as to 25% by Miss Lee Huei Lin, a Director.

Save as disclosed in the aforesaid, as at the Latest Practicable Date, the Directors and the chief executive of the Company were not aware of any person who had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

(c) As at the Latest Practicable Date, First Shanghai Securities Limited did not have any interest in any shares or other securities of the Company or any of its subsidiaries or the rights (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for such shares or securities.

(d) Save as disclosed in this prospectus, as at the Latest Practicable Date, none of the Directors, First Shanghai Securities Limited or Grand Thornton had any direct or indirect interest in any assets which have been, since 31 March, 2004, the date to which the latest audited consolidated financial statements of the Group were made up, acquired or disposed of by or leased to or proposed to be acquired or disposed of by or leased to the Company or any of its subsidiaries.

(e) Save as disclosed in this prospectus, there was no contract or arrangement subsisting as at the Latest Practicable Date in which any Director is materially interested and which was significant in relation to the business of the Company or any of its subsidiaries.

3. SERVICE CONTRACTS

As at the Latest Practicable Date, there were no existing or proposed service contracts between the Company or any of its subsidiaries and any of the Directors which do not expire or are not determinable within one year without payment of compensation (other than statutory compensation).

4. WORKING CAPITAL SUFFICIENCY STATEMENT

The Directors are of the opinion that, taking into account the present available banking facilities, the internal resources of the Group and the expected net proceeds of the Warrant Placing and in the absence of unforeseen circumstances, the Group has sufficient working capital for the next twelve months immediately after the Latest Practicable Date.

5. MATERIAL CHANGES

The Group has an outstanding receivable of HK$350,000,000 as mentioned in the paragraph headed "Financial and trading results and prospects" under the section headed "General Information of the Group" in this prospectus.

Save as disclosed in this prospectus, as at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 March, 2004, the date to which the latest published consolidated audited accounts of the Group had been made up.

6. LITIGATION

On 21 September 1999, a former director of the Company, Mr. Wong Chong Shan, commenced proceedings in the High Court against the Company claiming a sum of HK$5,000,000. Mr. Wong Chong Shan alleged that he paid the said sum on the Company's behalf in August 1997 to a third party as deposit and that the Company failed to make repayment to him. The Directors have considered the matter and are of the opinion that since no positive steps have been taken by Mr. Wong Chong Shan to proceed the action since 10 December 1999, it is not necessary at this stage to make a provision in the financial statements for these proceedings.

Save as disclosed above and the demand letter issued by the Group to recover the outstanding receivable of HK$350,000,000 as mentioned in the paragraph headed "Financial and trading results and prospects" under the section headed "General Information of the Group" in this prospectus, as at the Latest Practicable Date, none of the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened by or against the Company or any of its subsidiaries.

7. MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by the members of the Group within the two years immediately preceding the date of this prospectus and are or may be material:

(a) the Warrant Placing Agreement;

(b) the placing agreement dated 5 November 2004 entered into between the Company and First Shanghai Securities Limited in relation to the placing of 340,000,000 Shares. Details of this agreement are set out in the Company's announcement dated 8 November 2004;

(c) the sale and purchase agreement dated 12 January 2004 entered into between REXCAPITAL Group Limited, a direct wholly-owned subsidiary of the Company, and REXCAPITAL Financial Holdings Limited in relation to the purchase of the entire issued share capital of REXCAPITAL Financial Group Limited. Details of this agreement are set out in the Company's circular dated 9 March 2004;

(d) the sale and purchase agreement dated 29 October 2003 entered into between REXCAPITAL Technology Limited, an indirect wholly-owned subsidiary of the Company, and Sky China Holdings Limited in relation to the disposal of a 87.5% interest in REXCAPITAL Infrastructure Limited by REXCAPITAL Technology Limited to Sky China Holdings Limited. Details of this agreement are set out in the Company's circular dated 19 November 2003; and

(e) the sale and purchase agreement dated 18 July 2003 entered into between REXCAPITAL Technology Limited and Union Max Limited in relation to the disposal of a 12.5% interest in REXCAPITAL Infrastructure Limited by REXCAPITAL Technology Limited to Union Max Limited. Details of this agreement are set out in the Company's annual report for the financial year ended 31 March 2004.

8. BINDING EFFECT

This prospectus shall have the effect, if an application is made in pursuant hereof, of rendering all persons concerned bound by all the provisions (other than the penal provisions) of sections 44A and 44B of the Companies Ordinance so far as applicable.

9. MISCELLANEOUS

(a) The expenses in connection with the issue of the Warrants and the application for the listing, including placing commissions, documentation fee, registration, printing, translation, legal and accountancy charges, registrars and advertising expenses payable by the Company, are estimated to amount to approximately HK$1.7 million.

(b) No commissions, discounts, brokerages or other special terms have been granted or agreed to be granted by any member of the Group to any Directors or proposed Directors, promoters in connection with the issue or sale of any capital by any such member of the Group.

10. DOCUMENTS DELIVERED TO THE REGISTRARS OF COMPANIES IN HONG KONG AND IN BERMUDA

A copy of this prospectus, having attached thereto a copy of the application form for the Warrants and the written consent referred to in the paragraph headed "Expert and consent" in this Appendix, has been registered by the Registrar of Companies in Hong Kong as required by section 342C of Companies Ordinance. A copy of this prospectus, having attached thereto a copy of the application form for the Warrants, has also been filed with the Registrar of Companies in Bermuda.

11. EXPERT AND CONSENT

Grant Thornton, having the qualification of Certified Public Accountants, has given and has not withdrawn its written consent to the issue of this prospectus with the inclusion herein of its letter(s) and/ or references to its name in the form and context in which they respectively appear.

As at the Latest Practicable Date, Grant Thornton was not beneficially interested in the share capital of any member of the Group nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any Shares, convertible securities, warrants, options or derivatives which carry voting rights in any member of the Group.

12. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the office of Michael Li & Co. at 14th Floor, Printing House, 6 Duddell Street, Central, Hong Kong during normal business hours from 17 June 2005 up to and including 2 July 2005:

(a) the memorandum of association and bye-laws of the Company;

(b) the material contracts referred to under the section headed "Material contracts" in this Appendix III;

(c) a draft of the Instrument;

(d) the annual reports of the Company for the two financial years ended 31 March 2003 and 31 March 2004;

(e) the interim report of the Company for the six months ended 30 September 2004;

(f) the report from Grant Thornton on the pro forma net tangible assets statement of the Group as set out in Appendix I;

(g) the letter of consent referred to in the paragraph headed "Expert and consent" in this Appendix III;

(h) Company's circular dated 9 March 2004 in relation to the purchase of the entire issued share capital of REXCAPITAL Financial Group Limited; and

(i) Company's circular dated 19 November 2003 in relation to the disposal of a 87.5% interest in REXCAPITAL Infrastructure Limited by REXCAPITAL Technology Limited to Sky China Holdings Limited.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 155)

EXPECTED TIMETABLE FOR THE WARRANT PLACING

The Board announces that the expected timetable for the Warrant Placing as set out in the Circular is revised as detailed below.

Reference is made to the circular (the "**Circular**") of REXCAPITAL International Holdings Limited (the "**Company**") dated 20 May 2005 and the announcement of the Company dated 6 June 2005. Unless otherwise defined herein, capitalised terms used in this announcement shall have the same meanings as those defined in the Circular.

The expected timetable for the Warrant Placing is revised as follows:

	On or before
Despatch of the prospectus	Friday, 17 June 2005
Latest time for submitting the application forms for the Warrants accompanied by appropriate remittances	12:00 noon on Thursday, 23 June 2005
Latest time for the Placing Agent to exercise their termination right under the Warrant Placing Agreement	9:00 a.m. on Tuesday, 28 June 2005
Warrant certificates to be despatched	Wednesday, 29 June 2005
Dealings in the Warrants on the Stock Exchange to commence	Monday, 4 July 2005

By order of the Board
REXCAPITAL International Holdings Limited
Chan How Chung, Victor
Chairman

Hong Kong, 13 June 2005

As at the date of this announcement, Mr. Chan How Chung, Victor, Miss Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre are the executive Directors, and Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Chan Pei Cheong, Andy are the independent non-executive Directors.

Please also refer to the published version of this announcement in The Standard.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 155)

RESULTS OF SGM AND EXPECTED TIMETABLE FOR THE WARRANT PLACING

The Board is pleased to announce that at the SGM held on 6 June 2005, the ordinary resolutions approving (i) the proposed private placing of up to 550,000,000 Warrants at an issue price of HK$0.046 per Warrant; (ii) the proposed refreshment of the General Mandate; and (iii) the proposed refreshment of the Scheme Mandate Limit were duly passed by the Shareholders (or where relevant, Independent Shareholders) by way of poll.

The Board also announces that the expected timetable for the warrant placing as set out in the Circular is revised as detailed below.

Reference is made to the circular (the "**Circular**") of REXCAPITAL International Holdings Limited (the "**Company**") dated 20 May 2005. Unless otherwise defined herein, capitalised terms used in this announcement shall have the same meanings as those defined in the Circular.

RESULTS OF SGM

The Board is pleased to announce that the ordinary resolutions approving (i) the proposed private placing of up to 550,000,000 Warrants at an issue price of HK$0.046 per Warrant; (ii) the proposed refreshment of the General Mandate; and (iii) the proposed refreshment of the Scheme Mandate Limit were duly passed by the Shareholders (or where relevant, Independent Shareholders) by way of poll.

As at the date of the SGM held on 6 June 2005, the total number of Shares in issue was 2,752,451,858, which was the total number of Shares entitling the Shareholders to attend and vote for or against resolution numbers 1 and 4 as set out in the notice of SGM (the "**Notice of SGM**") contained in the Circular. The Board confirmed that Mr. Chan How Chung, Victor, Miss Lee Huei Lin and their respective associates, holding 689,060,662 Shares as at the date of the SGM, had abstained from voting on resolution numbers 2 and 3 as set out in the Notice of SGM. Accordingly, the total number of Shares held by Independent Shareholders entitled to vote for or against resolution numbers 2 and 3 as set out in the Notice of SGM was 2,063,391,196. There were no Shares entitled the Shareholders to attend and vote only against any of the resolutions at the SGM.

The chairman of the SGM had demanded for voting on all of the resolutions by poll.

The poll results were as follows:

Resolution no.	Ordinary resolutions	Number of Shares represented by votes (%)	
		For	Against
1.	To approve the private placing of up to 550,000,000 Warrants at an issue price of HK$0.046 per Warrant.	1,557,625,450 (99.9982%)	28,800 (0.0018%)
2.	To refresh the General Mandate.	828,539,788 (99.9965%)	28,800 (0.0035%)
3.	To extend the unconditional General Mandate granted by the addition of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company.	828,568,588 (100%)	0 (0%)
4.	To refresh the Scheme Mandate Limit.	1,557,553,897 (99.9936%)	100,353 (0.0064%)

Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar and transfer office of the Company, was appointed as the scrutineer for the vote-taking at the SGM.

EXPECTED TIMETABLE FOR THE WARRANT PLACING

The expected timetable for the Warrant Placing as set out in the Circular is revised as follows:

	On or before
Despatch of the prospectus	Tuesday, 14 June 2005
Latest time for submitting the application forms for the Warrants accompanied by appropriate remittances	12:00 noon on Monday, 20 June 2005
Latest time for the Placing Agent to exercise their termination right under the Placing Agreement	9:00 a.m. on Thursday, 23 June 2005
Warrant certificates to be despatched	Friday, 24 June 2005
Dealings in the Warrants on the Stock Exchange to commence	Tuesday, 28 June 2005

By order of the Board
REXCAPITAL International Holdings Limited
Tsang Wai Wa
Company Secretary

Hong Kong, 6 June 2005

As at the date of this announcement, Mr. Chan How Chung, Victor, Miss Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre are the executive Directors, and Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Chan Pei Cheong, Andy are the independent non-executive Directors.

Please also refer to the published version of this announcement in The Standard.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

ANNOUNCEMENT
DISPOSAL OF INTEREST IN REXCAPITAL INFRASTRUCTURE LIMITED

Further to the announcement of REXCAPITAL International Holdings Limited (the "**Company**") dated 29 April 2005, the Company wishes to inform its shareholders that Sky China Holdings Limited (the "**Purchaser**") has failed to make the payment of HK$350 million to REXCAPITAL Technology Limited, a wholly owned subsidiary of the Company (the "**Vendor**"), by 20 May 2005. The Vendor is seeking advice from its legal adviser regarding the enforcement of its rights under the share charge executed by the Purchaser in its favour in relation to 87.5% of the issued share capital of REXCAPITAL Infrastructure Limited and will take appropriate steps accordingly. The Company is also currently in discussions with its auditors regarding the financial impact of such non-payment by the Purchaser and will make a further announcement once the financial impact, if any, is confirmed.

As at the date of this announcement, the Board comprises five executive directors namely Mr. Chan How Chung, Victor, Ms. Lee Hüei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Chan Pei Cheong, Andy.

By order of the Board
REXCAPITAL International Holdings Limited
Chan How Chung, Victor
Chairman

Hong Kong, 25 May 2005

Please also refer to the published version of this announcement in The Standard.

THE CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in REXCAPITAL International Holdings Limited, you should at once hand this circular together with the enclosed form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or the transfer was effected for transmission to the purchaser or the transferee.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 155)

PRIVATE PLACING OF LISTED WARRANTS
PROPOSED REFRESHMENT OF GENERAL MANDATE TO ISSUE NEW SHARES
AND
PROPOSED REFRESHMENT OF SCHEME MANDATE LIMIT UNDER THE SHARE OPTION SCHEME


GD Guangdong Securities Limited

Independent Financial Adviser
to the Independent Board Committee and the Independent Shareholders

A notice convening a special general meeting of REXCAPITAL International Holdings Limited to be held at Lecture Room B, Joint Professional Centre, Unit 1, Ground Floor, The Center, 99 Queen's Road Central, Hong Kong on Monday, 6 June 2005 at 10:00 a.m. is set out on pages 38 to 41 of this circular. A form of proxy for use at the special general meeting is also enclosed with this circular.

Whether or not you are able to attend the special general meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return the same to branch share registrar of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the special general meeting or any adjourned special general meeting. Completion and delivery of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting if you so wish.

A letter from the independent board committee of the Company containing its recommendation to the independent shareholders of the Company is set out on page 18 of this circular. A letter of advice from the independent financial adviser to the independent board committee of the Company and the independent shareholders of the Company is set out on pages 19 to 25 of this circular.

20 May 2005

CONTENTS

Special General Meeting	10:00 a.m. on Monday, 6 June 2005
Despatch of the prospectus	Tuesday, 7 June 2005
Latest time for submitting the application forms for the Warrants accompanied by appropriate remittances	12:00 noon on Monday, 13 June 2005
Warrant certificates to be despatched on or before	Friday, 17 June 2005
Dealings in the Warrants on the Stock Exchange to commence on	Monday, 20 June 2005

Note: All times refer to Hong Kong time.

The time specified above is indicative only and is subject to change. The Company will notify the Shareholders of any changes to the expected timetable as and when appropriate.

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"associates"	has the meaning ascribed to this term under the Listing Rules
"Board"	the board of Directors
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"Company"	REXCAPITAL International Holdings Limited, a company incorporated in Bermuda with limited liability the issued Shares of which are listed on the Stock Exchange
"Completion"	the allotment and issue of the Warrants to the Placees in accordance with the terms and conditions of the Warrant Placing Agreement
"Directors"	the directors of the Company
"Eligible Participant"	any employees (whether full time or part time) of the Group (including executive, non-executive and independent non-executive directors of the Group) and any business consultants, agents, financial or legal advisers whom the Board (or a duly authorised committee thereof) considers, in its sole discretion, have contributed to the business or operations of the Group
"Exercise Moneys"	in relation to any Warrant or Warrants, the amount stated on the face of the Warrant certificate issued in respect of such Warrant or Warrants as the amount in cash which the Warrantholder of such Warrant or Warrants is entitled to subscribe upon the exercise of the Subscription Rights represented thereby
"Exercise Price"	an initial exercise price of HK$0.116 per New Share (subject to adjustment) at which the Warrantholders may subscribe for the New Shares
"General Mandate"	the general mandate proposed to be granted to the Directors at the SGM to issue further new Shares not exceeding the aggregate of 20% of the issued share capital of the Company as at the date of SGM and any Shares repurchased by the Company under the Repurchase Mandate
"Group"	the Company and its subsidiaries
"HKSCC"	Hong Kong Securities Clearing Company Limited

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IFA"	Guangdong Securities Limited, a corporation licensed to conduct types 1 (dealing in securities), 4 (advising on securities), 6 (advising on corporate finance) and 9 (asset management) regulated activities under the SFO, the independent financial adviser appointed to advise the Independent Board Committee and the Independent Shareholders in connection with the General Mandate
"Independent Board Committee"	an independent committee of the Board, comprising Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Chan Pei Cheong, Andy, being all independent non-executive Directors, which has been formed to advise the Independent Shareholders as to the fairness and reasonableness of the refreshment of the General Mandate
"Independent Shareholders"	Shareholders other than Mr. Chan How Chung, Victor, Miss Lee Huei Lin and their respective associates
"Instrument"	a deed poll constituting the Warrants to be executed by the Company
"Latest Practicable Date"	18 May 2005, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining the information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Share(s)"	new Share(s) which fall to be allotted and issued upon the exercise of the subscription rights attaching to the Warrant(s)
"Options"	the Options granted under the Share Option Scheme to subscribe for Shares in accordance with the terms of the Share Option Scheme
"Placees"	the placees to be procured by the Placing Agent for the Warrants, who will be independent institutional and/or private investors not connected with, the directors, chief executive and substantial shareholders of the Company or its subsidiaries or any of their respective associates
"Placing Agent"	First Shanghai Securities Limited, a licensed corporation under the SFO
"PRC"	the People's Republic of China, which for the purpose of this circular, exclude Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

"Repurchase Mandate"	the repurchase mandate granted to the Directors at the annual general meeting of the Company held on 27 September 2004 to repurchase up to 10% of the issued share capital of the Company as at the date of such meeting
"Register"	the register of the Warrantholders maintained pursuant to the Instrument
"Registrar"	the registrar as for the time being maintained in Hong Kong the branch registrar of members of the Company
"Scheme Mandate Limit"	the maximum number of Shares which may be allotted and issued upon the exercise of all options to be granted under the Share Option Scheme and any other share option schemes of the Company which initially shall not in aggregate exceed 10% of the Shares in issue as at the date of adoption of the Share Option Scheme and thereafter, if refreshed shall not exceed 10% of the Shares in issue as at the date of approval of the refreshed limit by the Shareholders
"SFC"	the Securities and Futures Commission of Hong Kong
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"SGM"	the special general meeting of the Company to be convened and held at Lecture Room B, Joint Professional Centre, Unit 1, Ground Floor, The Center, 99 Queen's Road Central, Hong Kong, on Monday, 6 June 2005 at 10:00 a.m. to consider and, if thought fit, to approve the issue of the Warrants, the grant of the Specific Mandate, the proposed refreshment of the General Mandate and the Scheme Mandate Limit
"Share Option Scheme"	the share option scheme adopted by the Company on 29 July 2002
"Share(s)"	share(s) of HK$0.01 each in the capital of the Company
"Shareholders"	holders of the Shares
"Specific Mandate"	the specific mandate to be granted to the Directors to issue the New Shares upon exercise of the subscription rights attaching to the Warrants to be sought at the SGM
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Subscription Date"	in relation to any Warrant, the close of business on any business day falling during the Subscription Period on which any of the Subscription Rights represented by such Warrant are duly exercised
"Subscription Form"	in relation to any Warrant, the form endorsed on each Warrant certificate in respect thereof as for the time being maintained in the branch register of members of the Company
"Subscription Period"	the period of two years commencing from the date on which dealings in the Warrants on the Stock Exchange first commence
"Subscription Price"	the sum payable in respect of each Share to which the registered holder of each Warrant will be entitled upon exercise of the Subscription Rights represented thereby, being HK$0.116 or such adjusted price as may for the time being be applicable
"Subscription Right"	the rights of the Warrantholders represented by the Warrants to subscribe in aggregate up to HK$63,800,000 for Shares pursuant to the Warrants
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Trading Day"	any day on which the Stock Exchange is open for trading of the securities listed thereon
"Warrant(s)"	up to a maximum of 550,000,000 listed warrants, in registered form, to be issued by the Company at the Warrant Issue Price, each entitles the holder thereof to subscribe one New Share at the Exercise Price of HK$0.116 (subject to adjustment) up to an aggregate amount of HK$63,800,000 at any time during the Subscription Period
"Warrantholders"	in relation to any Warrant, the person or persons who is or are for the time being registered on the Register as the holder or joint holders of the Warrant
"Warrant certificates"	the certificates (in registered form) issued in respect of the Warrants as from time to time modified in accordance with the provisions set out in the Instrument
"Warrant Issue Price"	HK$0.046 per unit of Warrant to be issued pursuant to the Warrant Placing
"Warrant Placing"	a private placing of the Warrants at the Warrant Issue Price pursuant to the Warrant Placing Agreement

"Warrant Placing Agreement"	the conditional placing agreement dated 19 April 2005 made between the Company and the Placing Agent in relation to the Warrant Placing on a best effort basis
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 155)

Executive Directors:
Chan How Chung, Victor (Chairman)
Lee Huei Lin
Chan Wai Kwong, Peter
Chu Chik Ming, Jack
Seligman Pierre

Independent non-executive Directors:
Chow Siu Ngor
Yin Tat Man
Chan Pei Cheong, Andy

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head office and principal place of business in Hong Kong:
Suite 3402, 34/F
COSCO Tower
Grand Millennium Plaza
183 Queen's Road Central
Hong Kong

20 May 2005

To the Shareholders and, for information only, the holders of the Options

Dear Sir or Madam,

PRIVATE PLACING OF LISTED WARRANTS PROPOSED REFRESHMENT OF GENERAL MANDATE TO ISSUE NEW SHARES AND PROPOSED REFRESHMENT OF SCHEME MANDATE LIMIT UNDER THE SHARE OPTION SCHEME

INTRODUCTION

Reference is made to an announcement of the Company dated 21 April 2005. On 19 April 2005, the Company entered into the Warrant Placing Agreement with the Placing Agent in relation to the Warrant Placing. The New Shares will be issued under the Specific Mandate to be sought at the SGM.

The Directors also propose to refresh the General mandate and the Scheme Mandate Limit at the SGM.

The Independent Board Committee comprising Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Chan Pei Cheong, Andy, being all independent non-executive Directors, has been formed to advise the

Independent Shareholders as to the fairness and reasonableness of the refreshing of the General Mandate. The IFA has been appointed as an independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

The purpose of this circular is to provide you with further information on the Warrant Placing, the proposed refreshment of the General Mandate and the Scheme Mandate Limit, the letter from the Independent Board Committee to the Independent Shareholders containing its recommendation to the Independent Shareholders on the refreshment of the General Mandate, the letter from the IFA containing its advice to the Independent Board Committee and the Independent Shareholders on the refreshment of the General Mandate and to give you notice of the SGM.

THE WARRANT PLACING AGREEMENT

Date: 19 April 2005

Parties: (i) Issuer: the Company

(ii) Placing Agent: First Shanghai Securities Limited

The Placing Agent and its ultimate beneficial owners are independent of, and not connected with, the directors, chief executive and substantial shareholders of the Company or its subsidiaries or any of their respective associates. The Placing Agent will receive a commission equal to 3% of the aggregate principal amount of the Warrants to be placed by it.

Placees

The Warrant Placing will be conducted in compliance with the requirements set out in Appendix 6 to the Listing Rules. There will be not less than three holders for each HK$1,000,000, with a minimum 100 Placees who will be independent institutional and/or private investors not connected with, the directors, chief executive and substantial shareholders of the Company or its subsidiaries or any of their respective associates.

Number of Warrants

Up to 550,000,000 Warrants

Warrant Issue Price

HK$0.046 per Warrant

Exercise Price

HK$0.116 per New Share (subject to adjustment)

The exercise price of the Warrants is subject to usual adjustment provisions for warrants of similar type. The adjustment events will arise as a result of certain change in the share capital of the Company including consolidation or sub-division or capitalisation of profits or reserves, capital distributions in

cash or specie or an issue of Shares wholly for cash or for the acquisition of assets being made by the Company or an issue of securities by the Company or any of its subsidiaries convertible into or exchangeable for or carrying rights of subscription for new Shares.

The subscription rights attaching to the Warrants may be exercised within the two-year period from the date on which dealings in the Warrants on the Stock Exchange shall commence. Any subscription rights attaching to the Warrants which have not been exercised on or before the last day of the subscription period will lapse following such date and the Warrants will cease to be valid for all purposes. For the purpose of dealings on the Stock Exchange, a board lot of the Warrants will be Warrants entitling the holder to subscribe an amount of HK$5,800 for, initially, 50,000 Shares.

The Warrant Issue Price and the Exercise Price were negotiated on an arm's length basis between the Company and the Placing Agent.

The Exercise Price represents (i) a discount of approximately 25.16% to the closing price of HK$0.155 per Share quoted on the Stock Exchange on 18 April 2005, being the last trading day before the date of the Warrant Placing Agreement; and (ii) a discount of approximately 28.92% to the average closing price of HK$0.1632 per Share quoted on the Stock Exchange for the last five trading days up to and including 18 April 2005.

The aggregate of the Warrant Issue Price and the Exercise Price represents:

(i) a premium of approximately 4.52% over the closing price of HK$0.155 per Share quoted on the Stock Exchange on 18 April 2005;

(ii) a discount of approximately 0.74% to the average closing price of HK$0.1632 per Share quoted on the Stock Exchange for the last five trading days up to and including 18 April 2005; and

(iii) a premium of approximately 9.46% over the closing price of HK$0.148 per Share quoted on the Stock Exchange on the Latest Practicable Date; and

(iv) a discount of approximately 25% to the net tangible asset value of HK$0.216 per Share based on the Group's net tangible assets as at 31 March 2004 of approximately HK$369,681,000 (as shown in the Group's audited consolidated financial statements made up to 31 March 2004).

Transferability

The Warrants are freely transferable in integral multiples of 50,000 Warrants.

Completion

Completion will take place on the fifth business day after the fulfillment of the conditions referred to in the section headed "Conditions of the Warrant Placing" below.

Information of the Warrants

The Warrants will be issued to the Placees upon Completion in registered form and constituted by a deed poll. The Warrants will rank pari passu in all respects among themselves.

Each Warrant carries the right to subscribe for one New Share at the Exercise Price and is issued at the Warrant Issue Price.

The subscription rights attaching to the Warrants can be exercised at any time during a period of two years commencing from the date on which dealings in the Warrants on the Stock Exchange first commence, which is expected to be on or about Monday, 20 June 2005. The New Shares, when fully paid and allotted, will rank pari passu in all respects with the then existing issued Shares.

Up to 550,000,000 Warrants are proposed to be issued. Assuming the maximum number of 550,000,000 Warrants have been placed by the Placing Agent, a total of 550,000,000 New Shares, representing (i) approximately 19.98% of the issued share capital of the Company as at the Latest Practicable Date; and (ii) approximately 16.65% of the issued share capital of the Company as enlarged by the allotment and issue of the New Shares from the full exercise of the subscription rights attaching to the Warrants, will fall to be allotted and issued upon full exercise of the subscription rights attaching to the Warrants. The Company does not have any other securities with subscription rights other than the share options granted under the share option scheme adopted by the Company.

Conditions of the Warrant Placing

Completion shall be subject to and conditional upon:

(i) the Listing Committee of the Stock Exchange granting the listing of, and the permission deal in, the Warrants and the New Shares;

(ii) trading in the Shares on the Stock Exchange not being suspended for any single period of more than 5 Trading Days prior to Completion (other than suspension for the purpose of clearing by the Stock Exchange and/or the Securities and Futures Commission of any announcement or the prospectus relating to the Warrant Placing);

(iii) the delivery to and registration by the Registrar of Companies in Hong Kong of a copy of each of the prospectus in respect of the Warrant Placing in accordance with Section 342C of the Companies Ordinance, Cap. 32 of the Laws of Hong Kong;

(iv) the Shareholders passing at the SGM the resolutions approving the issue of the Warrants and the issue of the New Shares upon exercise of the subscription rights attaching to the Warrants;

(v) the delivery to and filing with the Registrar of Companies in Bermuda of a copy of each of the prospectus in respect of Warrant Placing in accordance with applicable Bermuda law; and

(vi) if necessary, the Bermuda Monetary Authority granting its permission to the issue of the Warrants and the New Shares falling to be issued upon exercise of the subscription rights attaching to the Warrants.

If the above conditions are not fulfilled on or before 30 June 2005 (or such later date as may be agreed between the Company and the Placing Agent), the Warrant Placing Agreement will terminate and cease to have any effect and none of the parties shall have any claim against the other save for any antecedent breaches of the provisions thereof.

As at the Latest Practicable Date, none of the conditions above have been fulfilled or waived.

Voting rights for the Warrantholders

The Warrantholders will not have any right to attend or vote at any meeting of the Company by virtue of their being the Warrantholders. The Warrantholders shall not have the right to participate in any distributions and/or offers of further securities made by the Company.

Mandate to issue the New Shares

The New Shares will be allotted and issued under the Specific Mandate to be sought at the SGM.

Application for listing

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Warrants and the New Shares.

Dealings in Warrants will take place in board lots of 50,000 units of HK$5,800 of the Subscription Rights.

Subject to the granting of the listing of, and permission to deal in, the Warrants and the New Shares on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Warrants and the New Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Warrants on the Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

The New Shares will rank pari passu in all respects with the then existing issued Shares.

The Stock Exchange charges a trading fee of 0.005% and the SFC charges a transaction levy of 0.005% and investor compensation levy of 0.002% in respect of each transaction effected on the Stock Exchange, payable by each of the seller and the buyer and calculated on the value of the consideration for the relevant securities. In addition, brokers charge brokerage to both buyers and sellers which is required to be of no less than 1% of the value of the purchase or sale (calculated on the value of the relevant securities).

TERMINATION

It should be noted that the Warrant Placing Agreement contains provisions granting the Placing Agent the right to terminate its obligations on the occurrence of certain events including force majeure, or a material breach by the Company of its obligations, warranties or undertakings contained in the Warrant Placing Agreement, or any event which would have rendered the warranties in the Warrant Placing Agreement untrue or inaccurate in any respect, in each case prior to 9:00 a.m. on the date of Completion, which is currently expected to be on or about 16 June 2005. For this purpose, force majeure includes:

(a) the introduction of any new regulation or any change in existing law or regulation (or the judicial interpretation thereof) or other occurrence of any nature whatsoever which may in the opinion of the Placing Agent materially and adversely affect the business or the financial condition or prospects of the Group as a whole; or

(b) the occurrence of any local, regional, national or international event or change of a political, military, financial, economic or other nature which in the opinion of the Placing Agent will or may be expected to have a material adverse effect on the Warrant Placing.

If the Placing Agent exercises such right, the Warrant Placing will not proceed.

REASONS FOR THE WARRANT PLACING

The Board believes the Warrant Placing is an appropriate means of fund raising exercise for the Company. The Warrant Placing does not have any immediate dilution effect on the shareholding of the existing Shareholders. In addition to the net proceeds that will be raised upon Completion, further proceeds will be raised upon the exercise of the subscription rights attaching to the Warrants by the Warrantholders during the Subscription Period.

It is intended that the net proceeds from the Warrant Placing of approximately HK$23.6 million will be applied as general working capital of the Group. Notwithstanding the outstanding receivable of the Group as announced by the Company on 15 April 2005, the fund raised from the Warrant Placing is not essential for the purpose of financing the operations of the Company, as the Company currently has sufficient working capital to carry on the principal business activities of the Group. The Group is principally engaged in (i) strategic investments and capital market activities including participation in primary and secondary securities market and provision of capital market advisory services; and (ii) money lending business, for which a solid financial position is no doubt advantageous for the growth of its principal business. The Directors are of the view that the Warrant Placing is a good opportunity to strengthen the Company's financial position and enhance its ability to develop and capture business opportunities as and when they arise. In view of the above, the Directors (including the independent non-executive Directors) consider that the Warrant Placing is in the interests of the Company and the Shareholders as a whole for the reasons that it provides greater flexibility for the Group to obtain funding when the Warrants are placed and when the subscription rights attaching to the Warrants are exercised from time to time during the two-year subscription period.

The Board considers that the terms of the Warrant Placing including the Warrant Issue Price and the Exercise Price have been arrived at after arm's length negotiations between the Company and the Placing Agent and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The following table summaries the fund raising activities of the Group for the 12 months immediately preceding the date of the Latest Practicable Date (apart from the Warrant Placing):

Date of announcement	Event	Net proceeds	Intended use of proceeds	Actual use of proceeds as at the Latest Practicable Date
8 November 2004	Placing of 340,000,000 Shares at HK$0.04 per Share (representing a discount of approximately 11.1% to the then closing price)	HK$12.9 million	General working capital purposes and future investment	All the proceeds were spent for general working capital mainly for the purposes of private business investments within the ordinary course of business of the Group. No capital expenditure other than the ordinary business of the Group was spent.

REFRESHMENT OF THE GENERAL MANDATE

In order to increase the financing flexibility for raising additional capital in case of any business opportunities that may arise in the future, the Board would like to seek for the approval of the Independent Shareholders at the SGM to refresh the General mandate such that the Directors be given an unconditional general mandate to allot, issue and deal with unissued Shares or securities convertible into Shares, options, warrants or similar rights to subscribe for any Shares (other than by way of rights or pursuant to a share option scheme for employees or directors of the Company and/or any of its subsidiaries or pursuant to any scrip dividend scheme or similar arrangements providing for the allotment and issue of Shares in lieu of whole or part of the dividend on Shares in accordance with the bye-laws of the Company or upon the exercise of rights of subscription or conversion under the terms of any securities or bonds convertible into Shares) or make or grant offers, agreements and options which might require the exercise of such power, of an aggregate of up to 20% of the aggregate nominal amount of the issued Shares as at the date of SGM and the Shares repurchased by the Company under the Repurchase Mandate.

As at the Latest Practicable Date, the Company had an aggregate of 2,752,451,858 Shares in issue. Subject to the passing of the resolution for the approval of the General Mandate and on the basis that no further Shares are issued or repurchased between the Latest Practicable Date and the date of the SGM, the Company would be allowed under the General Mandate to allot, issue and deal with a maximum of 550,490,371 Shares.

Part and parcel of its ordinary course of business, the Group explores and evaluates business and strategic investment opportunities which are in the interests of the Group. Such investment opportunities may or may not require the use of the General Mandate. However, the Directors confirm that all the discussions and negotiations in relation to these investment opportunities are still in progress and no binding agreement has been reached. This is the first time the General Mandate is to be refreshed since the annual general meeting of the Company held on 27 September 2004 in which the general mandate

granted to the Directors at that time has almost been fully utilised in order to conduct the placing as described in the section headed "Reasons for the Warrant Placing" above. The following table summarises the grant/refreshment and the use of general mandate in the past three years:

Time of grant of the general mandate	Time of use and the event	Approximate net proceeds	Intended use of proceeds	Actual use of proceeds
29 July 2002 at special general meeting (refreshment)	The general mandate was not used	N/A	N/A	N/A
30 September 2002 at annual general meeting	Top up placing of 180,000,000 Shares at HK$0.10 per Share as set out in the announcement dated 29 April 2003	HK$17.5 million	General working capital purposes	All the proceeds were spent for general working capital purposes
29 September 2003 at annual general meeting	The general mandate was not used	N/A	N/A	N/A
26 March 2004 at special general meeting (refreshment)	The general mandate was not used	N/A	N/A	N/A
27 September 2004 at annual general meeting	Placing of 340,000,000 Shares at HK$0.04 per Share as set out in the announcement dated 8 November 2004	HK$12.9 million	General working capital purposes and future investment	All the proceeds were spent for general working capital mainly for the purposes of private business investments within the ordinary course of business of the Group. No capital expenditure other than the ordinary business of the Group was spent.

Notwithstanding the net proceeds from the issue of Warrants of approximately HK$23.6 million to be used as general working capital of the Group, there is no certainty that the cash and cash equivalents on hand may be adequate to finance the Group's business investments should a suitable investment opportunity arises. In this regard, the Directors consider that the refreshment of the General Mandate will provide an additional means of financing available to the Group to acquire potentially profitable businesses should the circumstance requires. On this basis, the Directors consider that the refreshment of the General Mandate is in the interests of the Company and the Shareholders as a whole.

Pursuant to the Listing Rules, any refreshment of the General Mandate before the next annual general meeting shall be subject to, among other requirements, approval of the Shareholders in which the controlling Shareholders and their associates or, where there are no controlling Shareholders, Directors (excluding independent non-executive Directors) and the chief executive of the Company and their respective associates shall abstain from voting in favour. The IFA has been appointed and the Independent Board Committee has been formed to advise the Independent Shareholders in this regard. The texts of the letter from the Independent Board Committee and the letter of advice from the IFA are set out on page 18 and pages 19 to 25 of this circular respectively.

CHANGES OF SHAREHOLDING STRUCTURE

As at the Latest Practicable Date, the Company had 2,752,451,858 Shares in issue. The shareholding structure of the Company as at the Latest Practicable Date and immediately upon exercise of the subscription rights attaching to the Warrants in full, and issue of Shares under the General Mandate are as follows:

Shareholder	At the Latest Practicable Date		Immediately after exercise of the subscription rights attaching to the Warrants in full		Immediately after exercise of the subscription rights attaching to the Warrants in full and issue of Shares under the General Mandate	
	No. of Shares	Approximate percentage	No. of Shares	Approximate percentage	No. of Shares	Approximate percentage
Mr. Chan How Chung, Victor ("Mr. Chan") *(Note)*	689,060,662	25.03	689,060,662	20.87	689,060,662	17.89
Warrantholders	–	–	550,000,000	16.65	550,000,000	14.27
Shareholder(s) in respect of the Shares to be issued under the General Mandate	–	–	–	–	550,490,371	14.29
Public Shareholders (other than the Warrantholders and the Shareholder(s) under the General Mandate)	2,063,391,196	74.97	2,063,391,196	62.48	2,063,391,196	53.55
Total	2,752,451,858	100.00	3,302,451,858	100.00	3,852,942,229	100.00

Note: Of the 689,060,662 Shares beneficially owned by Mr. Chan, 258,052,510 and 360,000 Shares are held by Mega Market Assets Limited and Sino Success Development Corp. respectively, both of which are wholly-owned by Mr. Chan. The remaining 413,881,152 Shares and 16,767,000 Shares are held by RPI Holdings Limited and REXCAPITAL International Limited respectively. The entire share capital of RPI Holdings Limited is owned as to 75% by Mr. Chan and as to 25% by Miss Lee Huei Lin, a Director. The entire share capital of REXCAPITAL International Limited is owned as to 75% by Mr. Chan and as to 12.5% by Miss Lee Huei Lin and as to 12.5% by an independent third party.

REFRESHMENT OF THE SCHEME MANDATE LIMIT

The Board also proposes that the Scheme Mandate Limit be refreshed to the extent that the total number of Shares, which may be issued upon exercise of all Options to be granted under the Share Option Scheme and any other share option schemes of the Company shall not exceed 10% of the Shares in issue as at the date of approval of the relevant resolution by the Shareholders at the SGM.

The Company adopted the Share Option Scheme on 29 July 2002. The Scheme Mandate Limit was set at 10% of the Shares in issue as at the date of adoption of the Share Option Scheme in compliance with the Listing Rules. Under the Share Option Scheme, up to 93,287,243 Shares might be issued upon the exercise of all Options under the Share Option Scheme. Subject to prior Shareholders' approval, the Company may, at any time thereafter, refresh the Scheme Mandate Limit to the extent not exceeding 10% of the Shares in issue as at the aforesaid Shareholders' approval. The Scheme Mandate Limit was refreshed on 26 March 2004 such that up to 170,939,947 Shares might be issued upon the exercise of all Options under the Share Option Scheme. Apart from the Share Option Scheme, the Company has no other share option scheme.

As at the Latest Practicable Date, Options carrying the rights to subscribe for a total of 251,455,000 Shares, comprising Options to subscribe for 80,585,030 Shares granted under the Scheme Mandate Limit as adopted on 29 July 2002 and Options to subscribe for 170,869,970 Shares granted under the Scheme Mandate Limit as refreshed on 26 March 2004, were granted in accordance with the terms of the Share Option Scheme since its adoption, representing approximately 9.14% of the existing issued share capital of the Company. Of these, a total of Options to subscribe for 133,820,988 Shares had been exercised and Options to subscribe for 16,117,006 Shares had been lapsed. Options to subscribe for 101,517,006 Shares remain outstanding and unexercised. There will be 101,517,006 Shares allotted and issued if such Options are exercised in full. Other than Mr. Seligman Pierre who is interested in 23,100,000 Options, no other Directors had any interests in the Options as at the Latest Practicable Date.

As at the Latest Practicable Date, the Company has 2,752,451,858 Shares in issue. Pursuant to the terms of the Share Option Scheme and in compliance with the Listing Rules, the maximum number of Shares, which may be issued upon the exercise of all the Options to be granted under the Share Option Scheme under the Scheme Mandate Limit as refreshed should be 275,245,185 Shares (assuming no further issue of Shares).

It is proposed that subject to the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in the Shares to be issued pursuant to the exercise of Option granted under the refreshed Scheme Mandate Limit and the passing of the relevant resolution at the SGM, the Scheme Mandate Limit be refreshed so that the total number of Shares, which may be issued upon exercise of all Options to be granted under the Share Option Scheme under the Scheme Mandate Limit as refreshed, shall not exceed 10% of the Shares in issue as at the date of approval of the relevant resolution by the Shareholders at the SGM. Options previously granted under the Share Option Scheme (including without limitation those outstanding, cancelled, lapsed or exercised in accordance with the Share Option Scheme) will not be counted for the purpose of calculating the Scheme Mandate Limit as refreshed.

Pursuant to the Listing Rules, the Shares which may be issued upon exercise of all outstanding Options granted and yet to be exercised under the Share Option Scheme at any time will not exceed 30% of the Shares in issue from time to time. No options shall be granted under any scheme(s) of the Company or any of its subsidiaries if this will result in the 30% limit being exceeded.

CONDITIONS OF THE REFRESHMENT OF THE SCHEME MANDATE LIMIT

The proposed refreshment of the Scheme Mandate Limit is conditional upon:

(i) the passing of the ordinary resolution by the Shareholders at the SGM to approve the proposed refreshment of the Scheme Mandate Limit; and

(ii) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in the Shares to be issued pursuant to the exercise of the Options granted under the refreshed Scheme Mandate Limit.

Application will be made to the Stock Exchange for the listing of, and permission to deal in, the Shares to be issued pursuant to the exercise of Options granted under the refreshed Scheme Mandate Limit.

REASONS FOR THE REFRESHMENT OF THE SCHEME MANDATE LIMIT

The proposed refreshment of the Scheme Mandate Limit will enable the Company to grant further Options to Eligible Participants so as to provide opportunities and incentives to them to work towards enhancing the values of the Company and Shares for the benefit of the Company and Shareholders as a whole.

SPECIAL GENERAL MEETING

The SGM will be convened and held to consider and, if thought fit, approve the issue of the Warrants, the grant of the Specific Mandate, the refreshment of the General Mandate and the Scheme Mandate Limit. A listing document containing further information relating to the Warrant Placing will be despatched to the Shareholders for information only.

As at the Latest Practicable Date, the Company has no controlling Shareholders. Pursuant to the Listing Rules, all Directors (excluding independent non-executive Directors) and the chief executive of the Company and their respective associates shall abstain from voting in respect of the resolutions approving the refreshment of the General Mandate which shall be conducted by way of a poll. In this regard, Mr. Chan How Chung, Victor, Miss Lee Huei Lin and their respective associates who are interested in approximately 25.03% of the issued Shares, shall therefore abstain from voting in respect of the resolutions approving the refreshment of the General Mandate. No persons shall be required to abstain from voting in respect of the resolutions approving the issue of the Warrants, the grant of the Specific Mandate and the refreshment of the Scheme Mandate Limit.

The notice of the SGM is set out on pages 38 to 41 of this circular. A form of proxy for use at the SGM is enclosed. Such form is also available at the Stock Exchange website at http://www.hkex.com.hk. Whether or not you are able to attend the SGM, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Branch share registrar of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time

appointed for the holding of the SGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM or any adjourned meeting should you so wish. The procedures by which Shareholders may demand a poll at the SGM are set out in Appendix I to this circular.

RECOMMENDATION

The IFA has been appointed to advise the Independent Board Committee and the Independent Shareholders with regard to the terms of the refreshment of the General Mandate. The IFA considers that the refreshment of the General Mandate is in the interests of the Company and the Independent Shareholders. The text of the letter of advice from the IFA containing its advice and the principal factors and reasons it has taken into consideration in arriving at its advice are set out on pages 19 to 25 of this circular.

The Independent Board Committee, having taken into account the advice of the IFA, considers the refreshment of the General Mandate to be fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the SGM to approve the refreshment of the General Mandate. The text of the letter from the Independent Board Committee is set out on page 18 of this circular.

The Board is of the opinion that the Warrant Placing, the proposed refreshment of the General Mandate and the Scheme Mandate Limit under the Share Option Scheme are in the best interests of the Company and the Shareholders as a whole and accordingly recommends the Shareholders to vote in favour of the resolution to be proposed at the SGM to approve the issue of the Warrants, the grant of the Specific Mandate, the proposed refreshment of the General Mandate and the Scheme Mandate Limit.

FURTHER INFORMATION

Your attention is drawn to the letter of advice from the IFA, which contains its advice to the Independent Board Committee and the Independent Shareholders in connection with the refreshment of the General Mandate, the letter from the Independent Board Committee which sets outs its recommendation to the Independent Shareholders in relation to the refreshment of the General Mandate.

By Order of the Board
REXCAPITAL International Holdings Limited
Chan How Chung, Victor
Chairman

The following is the text of a letter from the Independent Board Committee setting out its recommendation to the Independent Shareholders in relation to the refreshment of the General Mandate.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 155)

20 May 2005

To the Independent Shareholders

Dear Sir or Madam,

REFRESHMENT OF THE GENERAL MANDATE

We have been appointed to advise you in respect of the refreshment of the General Mandate, details of which are set out in the letter from the Board on pages 6 to 17 of the circular of the Company dated 20 May 2005 (the "**Circular**"), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular unless specified otherwise.

We wish to draw your attention to the letter from the Board as set out on pages 6 to 17 of the Circular and the letter of advice from the IFA as set out on pages 19 to 25 of the Circular.

Having taken into account the advice and recommendation of the IFA, we consider the refreshment of the General Mandate to be fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend the Independent Shareholders to vote in favour of the resolutions to be proposed at the SGM to approve the refreshment of the General Mandate.

Yours faithfully,
Independent Board Committee
Chow Siu Ngor **Yin Tat Man**
Chan Pei Cheong, Andy
Independent non-executive Directors

Set out below is the text of the letter of advice received from Guangdong Securities Limited in relation to the refreshment of General Mandate for inclusion in this circular.

GD Guangdong Securities Limited

20 May 2005

To the Independent Board Committee and
the Independent Shareholders of
REXCAPITAL International Holdings Limited

Dear Sirs,

REFRESHMENT OF THE GENERAL MANDATE

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the refreshment of the General Mandate to allot and issue shares of the Company, details of which are contained in the Letter from the Board in the circular issued to the Shareholders dated 20 May 2005 (the "Circular"), of which this letter forms part. Terms used in this letter shall have the same respective meanings as defined in the Circular unless the context requires otherwise.

The Board proposed to put forward ordinary resolutions for approval by the Independent Shareholders (by way of poll) at the SGM to consider and, if thought fit, to approve the following:

(i) the Directors be given an unconditional general mandate to allot, issue and deal with unissued Shares or securities convertible into Shares, options, warrants or similar rights to subscribe for any Shares or make or grant offers, agreements and options which might require the exercise of such power, of an aggregate of up to 20% of the nominal amount of the issued Shares as at the date of SGM; and

(ii) such mandate be extended to the Shares repurchased by the Company under the Repurchase Mandate.

Pursuant to Rule 13.36(4) of the Listing Rules, any refreshment of the general mandate requires the approval of the Independent Shareholders (by way of poll) at the SGM at which the controlling Shareholders, or where there is no controlling Shareholder, the Directors (excluding independent non-executive Directors), the chief executive of the Company and their respective associates shall abstain from voting in favour of the ordinary resolution. As at the Latest Practicable Date, there were no controlling Shareholders of the Company and Mr. Chan How Chung, Victor and Miss Lee Huei Lin, both being the Directors, were effectively interested in approximately 25.03% of the issued share capital of the Company. Accordingly, Mr. Chan How Chung, Victor, Miss Lee Huei Lin and their respective associates shall abstain from voting on the resolutions in connection with the General Mandate.

The Independent Board Committee, comprising Messrs. Chow Siu Ngor, Yin Tat Man and Chan Pei Cheong, Andy, all of whom are independent non-executive Directors, has been established to advise the Independent Shareholders as to whether the terms of the General Mandate are fair and reasonable so far as the Independent Shareholders are concerned and whether the refreshment of the General Mandate is in the interests of the Company and the Independent Shareholders as a whole.

In formulating our opinion, we have relied on the statements, information, opinions, facts and representations contained in the Circular, which have been provided by the Directors and representatives of the Company and we have assumed that all such information, statements, opinions and representations contained or referred to in the Circular or otherwise supplied to us by the Company are true, complete, accurate and relevant, and we have not independently verified the accuracy of such. We have also relied on the representations of the Directors that they have collectively and individually accepted full responsibility for the accuracy of the information contained in the Circular relating to the Company and they have made all reasonable inquiries, and that to the best of their knowledge and belief, there are no other material factors omitted from the information and representations supplied to us.

We are not aware of any facts or circumstances which would render the information provided and the representations made to us untrue, inaccurate or misleading. We have assumed that all statements of belief, opinion and intention made by the Directors contained in and representations made or referred to in this Circular were true, accurate and complete at the time they were made and will continue to be so at the Latest Practicable Date and also assumed that all intentions of the Company and the Directors will be met or carried out as the case may be.

We consider that we have been provided with sufficient information to reach an informed view concerning the refreshment of the General Mandate contained in the Circular in order to provide a reasonable basis for our opinion. We have no reason to suspect that any relevant information has been withheld, nor are we aware of any fact or circumstance which would render the information provided and representations and opinions made to us untrue, inaccurate and misleading. We have not, however, carried out any independent verification of the information, nor have we conducted any form of investigation into the businesses, operational aspects, financial standing and affairs of the Group.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion and recommendation to the Independent Board Committee and the Independent Shareholders relating to the fairness and reasonableness of the General Mandate, we have taken into consideration, inter alia, the following principal factors and reasons:

1. Background of the General Mandate

The Group is principally engaged in strategic investments and capital market activities in Asia such as participating in primary and secondary securities markets and provision of capital market advisory services.

The grant to the Directors of the general mandate to allot and issue Shares was approved at the annual general meeting of the Company held on 27 September 2004 (the "AGM") pursuant to Rule 13.36(2)(b) of the Listing Rules and as at 27 September 2004, the Company had an aggregate of 1,709,399,471 Shares in issue and 20% of which, being 341,879,894 Shares were granted to the Directors to allot and issue under the general mandate.

On 5 November 2004, the Company entered into an agreement with First Shanghai Securities Limited for the placement of 340,000,000 new Shares (the "Placing"), on a fully underwritten basis, to independent investors at a placing price of HK$0.04 per Share. Details of the Placing are set out in the announcement dated 8 November 2004. As at 5 November 2004, the Company had an aggregate of 1,794,869,441 Shares then in issue immediately before the Placing. As a result of the Placing, the Company has exercised approximately 99.45% of the general mandate granted at the AGM and the number of the Shares in issue was increased to 2,134,869,441 Shares.

In order to increase the financing flexibility for raising additional capital in case of any business opportunities that may arise in the future, the Board would like to seek for the approval of the Independent Shareholders at the SGM to refresh the general mandate to allot, issue and deal with Shares not exceeding an aggregate of (i) 20% of the nominal amount of the issued share capital of the Company as at the date of passing the relevant resolution at the SGM; and (ii) any Shares repurchased by the Company under the Repurchase Mandate. As at the Latest Practicable Date, the Company had an aggregate of 2,752,451,858 Shares in issue. Subject to the passing of the resolutions for the approval of the General Mandate and on the basis that no further Shares are issued or repurchased between the Latest Practicable Date and the date of the SGM, the Company would be allowed under the General Mandate to allot, issue and deal with a maximum of 550,490,371 Shares.

2. History of usage of the general mandate since the AGM

The following table summarizes the information relating to the history of usage by the Company of the general mandate granted at the AGM:

Announcement Date	Event	Net proceeds	Intended use of proceeds	Actual use of proceeds as at the Latest Practicable Date
8 November 2004	Placing of 340,000,000 new Shares to independent in vestors at a price of HK$0.04 per Share *(Note)*	HK$12.9 million	General working capital and future investments	All the proceeds were spent for general working capital mainly for the purposes of private business investments within the ordinary course of business of the Group

Note: The placing price of HK$0.04 per Share represents a discount of approximately 11.11% to the closing price of HK$0.045 per Share on 5 November 2004, being the last trading day before the publication of announcement.

As confirmed by the Directors, there is no capital expenditure other than in the ordinary course of business of the Group made with the use of the placing proceeds from the Placing. We noted that the net proceeds from the Placing have been used for general working capital for the daily running of business of the Group. In addition, the cash and cash equivalents of the Group were approximately HK$241,000 and HK$1,217,000 as at 30 September 2004 and 31 March 2004, respectively, according to the latest interim report and annual report of the Group. As confirmed by the Directors, apart from the Placing and the Warrant Placing, there are no other fund raising activities of the Group for the past 12 months. Taking into account the past usage of proceeds and financial resources available to the Group including internally generated funds and available facilities which include but not limited to the Warrant Placing, the Directors believe the Group has sufficient working capital to meet its present requirements. However, there is no certainty that such cash resources will be adequate for any appropriate investment that may be identified by the Company in the future. Additional funding may still be needed for financing future investments should suitable investment opportunities arise.

3. Financial flexibility

As stated in the latest interim report of the Group for the six months ended 30 September 2004, the Group would continue to enhance operating efficiency and expand business further so as to capture the numerous opportunities for the capital market activities as well as financial and corporate advisory sector with an objective to increase Shareholders' returns, we consider that the granting of the General Mandate could strengthen the capital base of the Company and enhance the financing flexibility of the Company to raise capital, if and when required, through placing of Shares for further development of the Group. While the Directors consider that investment decisions may have to be made should suitable investment opportunities arise, the General Mandate would then provide the Company with flexibility allowed under the Listing Rules to take advantage of market conditions to raise additional capital, through placing of new Shares or other convertible securities as consideration, for funding such investments in the future when opportunities are identified and as Directors think appropriate. As such, we consider that the increased amount of capital which may be raised under the General Mandate will provide an additional financing alternative to the Group and will enable the Group to grasp future investments and development in a timely manner. The Board has indicated that the ordinary course of business of the Group includes the exploration and evaluation of business and strategic investment opportunities which are in the interests of the Group. Furthemore, the Board also confirmed that as at the Latest Practicable Date, all discussions and negotiations in relation to those investment opportunities are still in progress and no binding agreement has been reached. As such, as at the Latest Practicable Date, the Company has no current plan to issue securities utilizing the General Mandate.

The following table summarises the grant/refreshment and use of general mandate in the past three years:

Time of grant/ refreshment of the general mandate	Time of use and the event	Approximate net proceeds	Intended use of proceeds	Actual use of proceeds
29 July 2002 at special general meeting (refreshment)	The general mandate was not used	N/A	N/A	N/A
30 September 2002 at annual general meeting	Top up placing of 180,000,000 Shares at HK$0.10 per Share as set out in the announcement dated 29 April 2003	HK$17.5 million	General working capital purposes	All the proceeds were spent for general working capital purposes
29 September 2003 at annual general meeting	The general mandate was not used	N/A	N/A	N/A
26 March 2004 at special general meeting (refreshment)	The general mandate was not used	N/A	N/A	N/A
27 September 2004 at annual general meeting	Placing of 340,000,000 Shares at HK$0.04 per Share as set out in the announcement dated 8 November 2004	HK$12.9 million	General working capital purposes and future investment	All the proceeds were spent for general working capital mainly for the purposes of private business investments within the ordinary course of business of the Group

4. Other financing alternatives

Other than raising fund by way of issuing equity capital, the Board indicates that the Company may consider other financing methods such as bank financing (as at the Latest Practicable Date, the Directors confirmed that the Group has not obtained any banking facilities), debt financing and funding through internal resources in order to meet its financing requirements arising from future development of the Group, depending on the then financial position, capital structure and cost of funding of the Group as well as the then market condition. The General Mandate will serve as one of the alternatives for the Company to finance the Group's businesses. We consider that it is sensible to make reference to the then financial position, capital structure and cost of funding of the Group as well as the then market condition in order to decide a suitable financing method for the future development or investment of the Group.

In addition, we noted that the net proceeds from the Placing (i.e. approximately HK$12.9 million) were mainly used as the general working capital of the Group. The net proceeds from the issue of Warrants of approximately HK$23.6 million will also be used as general working capital of the Group. However, the Directors consider that in the event the Group identified a suitable investment opportunity, there is no certainty that the cash and cash equivalents on hand may be adequate to finance such investments. Therefore, the Directors consider that the General Mandate for the allotment and issuance of new securities will provide an additional means for the Group to acquire potentially profitable businesses

should the circumstance requires. We therefore concur with the Directors' view and consider it sensible that in case the proceeds from the issue of Warrants is fully utilised, the General Mandate could provide an additional means for the Company to issue securities for the acquisition of potentially profitable business.

5. Potential dilution to the shareholding of the Independent Shareholders

The table below sets out the shareholding structure of the Company as at the Latest Practicable Date and the respective shareholding structures of the Company upon full exercise of the General Mandate (assuming no exercise of the options granted under the Share Option Scheme:

	Issued Shares as at the Latest Practicable Date		Issued Shares upon full exercise of the subscription rights attaching to the Warrants		Issued Shares upon full exercise of the General Mandate		Issued Shares upon full exercise of the subscription rights attaching to the Warrants and the General Mandate	
	No. of Shares	% *(Approximate)*	*No. of Shares*	% *(Approximate)*	*No. of Shares*	% *(Approximate)*	*No. of Shares*	% *(Approximate)*
Mr. Chan How Chung, Victor ("Mr. Chan") (executive Director and chairman) *(Note)*	689,060,662	25.03	689,060,662	20.87	689,060,662	20.86	689,060,662	17.89
Shares to be issued under the General Mandate	-	-	-	-	550,490,371	16.67	550,490,371	14.29
Warrantholders	-	-	550,000,000	16.65	-	-	550,000,000	14.27
Public Shareholders	2,063,391,196	74.97	2,063,391,196	62.48	2,063,391,196	62.47	2,063,391,196	53.55
Total	**2,752,451,858**	**100.00**	**3,302,451,858**	**100.00**	**3,302,942,229**	**100.00**	**3,852,942,229**	**100.00**

Note: Of the 689,060,662 Shares beneficially owned by Mr. Chan, 258,052,510 Shares and 360,000 Shares are held by Mega Market Assets Limited and Sino Success Development Corp. respectively, both of which are wholly-owned by Mr. Chan. The remaining 413,881,152 Shares and 16,767,000 Shares are held by RPI Holdings Limited and REXCAPITAL International Limited respectively. The entire share capital of RPI Holdings Limited is owned as to 75% by Mr. Chan and as to 25% by Miss Lee Huei Lin, a Director. The entire share capital of REXCAPITAL International Limited is owned as to 75% by Mr. Chan, as to 12.5% by Miss Lee Huei Lin and as to 12.5% by an independent third party.

Shareholders should note that the General Mandate will be and continue to be in force until the earlier of (i) the conclusion of the Company's next annual general meeting; (ii) the expiration of the period within which the next annual general meeting of the Company is required to be held; and (iii) the revocation or variation of the authority given under the relevant resolution to be proposed as ordinary resolution of the Shareholders in general meeting. Such duration is in compliance with Rule 13.36(3) of the Listing Rules.

As shown in the table above, upon full exercise of the General Mandate, 550,490,371 Shares will be issued, representing approximately 20% of the existing issued share capital as at the Latest Practicable Date and approximately 16.67% of the enlarged issued share capital respectively.

The aggregate shareholding of public Shareholders (excluding Mr. Chan How Chung, Victor, Miss Lee Huei Lin and their respective associates) will decrease by a potential maximum of approximately 12.5% from approximately 74.97% to approximately 62.47% upon full exercise of the General Mandate.

Taking into account that (i) the refreshment of the General Mandate will provide an alternative of financing to the Group for future development of its business and potential investment as and when such opportunities arise; (ii) the General Mandate will allow an increase in capital which may be raised within a relatively short period of time by way of new issue of securities under the General Mandate, and (iii) the fact that the shareholding of all the Shareholders will be diluted proportionally to their respective shareholdings upon any utilisation of the General Mandate, we consider that such maximum potential dilution to the shareholdings of the Independent Shareholders is justifiable.

6. Terms of the General Mandate

The Company will be required to seek the prior consent from the Shareholders for the allotment, issue or grant of Shares or securities convertible into Shares or rights to subscribe for Shares or such convertible securities, unless such allotment, issue or grant falls under the circumstances provided under Rule 13.36(2) of the Listing Rules. Ordinary resolutions will be proposed at the SGM to obtain approval from the Independent Shareholders to refresh the general mandate granted at the AGM so that the Directors will be entitled to exercise the powers to allot and issue Shares not exceeding an aggregate of (i) 20% of the nominal amount of the issued share capital of the Company as at the date of the SGM; and (ii) any Shares repurchased by the Company under the Repurchase Mandate. The approval of the General Mandate by the Shareholders is unconditional.

RECOMMENDATION

Having considered that (i) the refreshment of the General Mandate will provide an alternative means of financing to the Group for future development of its business and potential investment as and when such opportunities arise; (ii) the General Mandate will allow an increase in capital which may be raised within a relatively short period of time by way of new issue of securities under the General Mandate, and (iii) the fact that the shareholding of all the Shareholders will be diluted proportionally to their respective shareholdings upon any utilisation of the General Mandate, we are of the opinion that the refreshment of the General Mandate is fair and reasonable, so far as the Independent Shareholders are concerned and the refreshment of the General Mandate is in the interests of the Company and the Independent Shareholders as a whole. Therefore, we advise the Independent Board Committee to recommend to the Independent Shareholders to vote in favor of the resolutions approving the General Mandate at the SGM.

Yours faithfully,
For and on behalf of
GUANGDONG SECURITIES LIMITED

C. K. Poon
Managing Director and
Head of Corporate Finance Department

The following sets out the procedures by which the Shareholders may demand a poll at the SGM.

According to bye-law 66 of the bye-laws of the Company, a resolution put to the vote of a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(i) the chairman of such meeting; or

(ii) at least three Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or

(iv) any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

A demand by a person as proxy for a Shareholder or in the case of a Shareholder being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a Shareholder.

The Warrants will be issued subject to and with the benefit of the Instrument and they will be issued in registered form and will form one class and rank pari passu in all respects with each other.

The Warrants will confer rights to subscribe up to HK$63,800,000 in aggregate for Shares, at an initial Subscription Price of HK$0.116 per Share (subject to adjustment).

Upon the Warrant Placing becoming unconditional, the Warrants will represent direct obligations of the Company to Warrantholders as described in the Instrument. The following is a summary of major provisions of the Instrument and the principal terms and conditions of the Warrants as set out on the Warrant certificates. Warrantholders will be entitled to the benefit of, be bound by, and be deemed to have notice of all such terms and conditions and the provisions of the Instrument, copies of which will be available at the head office and principal place of business for the time being of the Company in Hong Kong.

1. EXERCISE OF SUBSCRIPTION RIGHTS

(A) Subject to the provisions hereof and to compliance with all fiscal and other laws and regulations applicable thereto, the Warrantholder of the Warrant represented by the Warrant certificate will have the right, which may be exercised in whole or in part at any time during the Subscription Period, to subscribe in dollars (in units of HK$5,800, subject to adjustment) the Exercise Moneys for fully paid Shares at the Subscription Price per Share. The subscription rights attaching to the Warrants may be exercised within the two-year period from the date on which dealings in the Warrants on the Stock Exchange shall commence. Any subscription rights attaching to the Warrants which have not been exercised on or before the last day of the subscription period will lapse following such date and the Warrants will cease to be valid for all purposes. Payment of the Subscription Price must be made in immediately available funds. If such payment is not received, the Warrants comprised in the relevant exercise of Subscription Rights will not be treated as exercised earlier than the date of receipt of such payment.

(B) In order to exercise in whole or in part the Subscription Rights represented by the Warrant certificate, the Warrantholder must complete and sign the Subscription Form (which will be irrevocable) and deliver the Warrant certificate to the Registrar, together with a remittance for the Exercise Moneys (or, in the case of a partial exercise, the relevant portion of the Exercise Moneys, which must be, or must when aggregated with the Exercise Moneys or the relevant portion thereof of one or more other Warrants any of the Subscription Rights represented by which are being exercised by the same Warrantholder at the same time be, whole multiples of units of Subscription Rights of HK$5,800), and any such delivery shall constitute an irrevocable commitment by such Warrantholder to exercise such Subscription Rights. In each case compliance must also be made by the exercising Warrantholder with any exchange control, fiscal or other laws or regulations for the time being applicable.

(C) The number of Shares to be allotted on exercise of the Subscription Rights shall be calculated by dividing the amount specified in the relevant Subscription Form and duly remitted as aforesaid by the Subscription Price applicable on the Subscription Date. No fraction of a Share will be allotted but any balance representing fractions of the Exercise Moneys paid on

exercise of the Subscription Rights represented by the Warrant certificate will be retained by the Company for its own benefit, provided always that for the purpose of determining whether any (and if so what) fraction of a Share arises:

(i) if the Subscription Rights represented by the Warrant certificate and any one or more other Warrant certificates are exercised on the same Subscription Date by the same Warrantholder then the Subscription Rights represented by such Warrants shall be aggregated; and

(ii) regard shall be had, where applicable, to the provisions of the Instrument.

(D) The Company has undertaken in the Instrument that Shares falling to be issued upon the exercise of the Subscription Rights represented by the Warrant certificate will be allotted and issued not later than ten business days after the relevant Subscription Date and will rank pari passu with the fully paid Shares in issue on the relevant Subscription Date and accordingly shall entitle the holders thereof to participate in all dividends or other distribution declared, paid or made on or after the relevant Subscription Date other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor shall be on or before the relevant Subscription Date and notice of the amount and record date for which shall have been given to the Stock Exchange prior to the relevant Subscription Date.

(E) As soon as practicable after the relevant allotment of Shares under the Instrument (and not later than ten business days after the relevant Subscription Date) there will be issued free of charge to the Warrantholder(s) of the Warrant represented by the Warrant certificate:

(i) a certificate (or certificates) for the relevant Shares in the name(s) of such Warrantholder(s);

(ii) (if applicable) a balancing Warrant certificate in registered form in the name(s) of such Warrantholder(s) in respect of any Subscription Rights represented by the Warrant certificate and remaining unexercised;

(iii) (if applicable) a certificate in registered form evidencing the right of the exercising Warrantholder(s) to the allotment of an additional nominal amount of capital of the Company pursuant to the Instrument; and

(iv) (if applicable) a certificate of any balance of fractions of Exercise Moneys paid on exercise of the Subscription Rights which is retained pursuant to the provisions referred to in paragraph (C) above.

The certificate(s) for Shares arising on the exercise of Subscription Rights, the balancing Warrant certificate (if any), the certificate evidencing the right to allotment of an additional nominal amount of capital (if any) and the certificate of the balance of Exercise Moneys retained by the Company (if any) will be sent by post at the risk of such Warrantholder(s) to

the address of such Warrantholder or (in the case of a joint holding) to that one of them whose name stands first on the Register. If the Company agrees, such certificates may by prior arrangement be retained by the Registrars to await collection by the relevant Warrantholder(s).

2. ADJUSTMENT OF SUBSCRIPTION PRICE

The Instrument contains detailed provisions relating to the adjustment of the Subscription Price. The following is a summary of, and is subject to, the provisions of the Instrument:

(A) The Subscription Price shall (except as mentioned in paragraphs (B) and (C) below) be adjusted as provided in the Instrument in each of the following cases:

(i) an alteration of the nominal amount of the Shares by reason of any consolidation or subdivision;

(ii) an issue (other than in lieu of a cash dividend) by the Company of Shares credited as fully paid by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve fund);

(iii) a Capital Distribution (as defined in the Instrument) being made by the Company, whether on a reduction of capital or otherwise, to holders of the Shares in their capacity as such;

(iv) a grant by the Company to the holders of the Shares (in their capacity as such) of rights to acquire for cash assets of the Company or any of its Subsidiaries;

(v) an offer or grant being made by the Company to holders of its Shares by way of rights or of options or warrants to subscribe for new Shares at a price which is less than 90% of the market price (calculated as provided in the Instrument);

(vi) an issue wholly for cash being made by the Company or any other company of securities convertible into or exchangeable for or carrying rights of subscription for new Shares, if in any case the total Effective Consideration (as defined in the Instrument) per Share is less than 90% of the market price (calculated as provided in the Instrument), or the terms of any such issue being altered so that the said total Effective Consideration is less than 90% of the market price;

(vii) an issue being made by the Company wholly for cash of Shares (other than pursuant to an Share Option Scheme) at a price less than 90% of the market price (calculated as provided in the Instrument); and

(viii) a cancellation of any Shares repurchased by the Company (other than on the Stock Exchange or any stock exchange recognised for such purpose) in circumstances where the Directors consider that it may be appropriate to make an adjustment to the Subscription Price.

(B) Except as mentioned in paragraph (C) below, no such adjustment as referred to in paragraph (A) above shall be made in respect of:

(i) an issue of fully paid Shares upon the exercise of any conversion rights attaching to securities convertible into Shares or upon the exercise of any rights (including the Subscription Rights) to acquire Shares;

(ii) an issue of Shares or other securities of the Company or any subsidiary wholly or partly convertible into, or rights to acquire Shares to executive Directors or employees of the Company or any of its Subsidiaries or their personal representatives pursuant to the Share Option Scheme;

(iii) an issue by the Company of Shares or by the Company or any subsidiary of securities wholly or partly convertible into or rights to acquire Shares, in any such case in consideration or part consideration for the acquisition of any other securities, assets or business;

(iv) an issue of fully paid Shares by way of capitalisation of all or part of the Subscription Rights Reserve (as defined in the Instrument) to be established in certain circumstances pursuant to the terms and conditions contained in the Instrument (or any similar reserve which has been or may be established pursuant to the terms of any other securities wholly or partly convertible into or rights to acquire Shares);

(v) an issue of Shares in lieu of a cash dividend where an amount not less than the nominal amount of the Shares so issued is capitalised and the market value (calculated as provided in the Instrument) of such Shares is not more than 110% of the amount of dividend which holders of Shares could elect to or would otherwise receive in cash; and

(vi) the issue of the Warrants.

(C) Notwithstanding the provisions referred to in paragraphs (A) and (B) above, in any circumstances where the Directors shall consider that an adjustment to the Subscription Price provided for under the said provisions should not be made or should be calculated on a different basis or that an adjustment to the Subscription Price should be made notwithstanding that no such adjustment is required under the said provisions, the Directors may appoint an approved merchant bank to consider whether for any reason whatever the adjustment to be made (or the absence of adjustment) would or might not fairly and appropriately reflect the relative interests of the persons affected thereby and, if such approved merchant bank shall consider this to be the case, the adjustment shall be modified or nullified or an adjustment made instead of no adjustment in such manner (including, without limitation, making an adjustment calculated on a different basis) as shall be certified by such approved merchant bank to be in its opinion appropriate.

(D) Any adjustment to the Subscription Price shall be made to the nearest one cent so that any amount under half a cent shall be rounded down and any amount of half a cent or more shall be rounded up. No adjustment shall be made to the Subscription Price in any case in which the amount by which the same would be reduced would be less than one cent and any adjustment which would otherwise then be required shall not be carried forward. No adjustment may be made (except on a consolidation of Shares) which would increase the Subscription Price.

(E) Every adjustment to the Subscription Price will be certified by the Auditors or an approved merchant bank and notice of each adjustment (giving the relevant particulars) will be given to the Warrantholders. Any such certificate(s) of the Auditors and/or approved merchant bank will be available at the principal place of business for the time being of the Company in Hong Kong, where copies may be obtained without charge.

3. REGISTERED WARRANTS

The Warrants are issued in registered form. The Company shall be entitled to treat the registered holder of any Warrant as the absolute owner thereof and accordingly shall not except as ordered by a Court of competent jurisdiction or required by law be bound to recognise any equitable or other claim to or interest in such Warrant on the part of any other person, whether or not it shall have express or other notice thereof.

4. TRANSFER, TRANSMISSION, REGISTER, VOTING AND DOCUMENT DESTRUCTION

(A) The Subscription Rights represented by the Warrant certificate are transferable, in whole amounts or multiples of the initial Subscription Price of HK$5,800 of Subscription Rights, by instrument of transfer in any usual or common form or in any other form which may be approved by the Directors. The Company shall maintain a register accordingly. Transfers of Warrants must be executed by both the transferor and the transferee. The provisions of the Company's bye-laws from time to time in force relating to the registration, transfer and transmission of Shares and the register of members shall, mutatis mutandis, apply (unless inconsistent with the provisions of the Instrument) to the registration, transfer and transmission of the Warrants and the Register, save that the Company shall not be obliged (but may if the Directors of the Company so resolve) to maintain any register of Warrantholders at any place outside Hong Kong. The Directors may at any time resolve to cancel any overseas branch registers of Warrantholders resolved to be established by them so long as a register of Warrantholders is maintained in Hong Kong.

(B) Where the transferor or transferee is a recognised clearing house within the meaning of the SFO or a nominee of such clearing house, the relevant transfer may be executed by machine imprinted signatures, provided that such machine imprinted signatures conform to specimens held by the Registrar or under the hand of authorised persons.

(C) The Instrument contains provisions which incorporate by reference certain provisions of the Company's bye-laws from time to time in force to regulate the maximum number of holders of a Warrant, the appointment of proxies, attorneys and corporate representatives by Warrantholders, the signing and delivery of instruments appointing proxies, attorneys and

corporate representatives of Warrantholders, voting and the right to speak at meetings of Warrantholders by Warrantholders, their proxies, attorneys and corporate representatives, the rights of joint holders of a Warrant and the destruction of documents which have been registered or cancelled.

5. PURCHASE AND CANCELLATION

The Company or any of its subsidiaries may at any time purchase Warrants:

(i) in the open market or by tender (available to all Warrantholders alike) at any price; or

(ii) by private treaty at a price, exclusive of expenses, not exceeding 110% of the closing price prior to the date of purchase of the Warrants on the Stock Exchange,

but not otherwise. All Warrants purchased as aforesaid shall be cancelled forthwith and may not be re-issued or re-sold.

6. MEETINGS OF WARRANTHOLDERS AND MODIFICATION OF RIGHTS

(A) The Instrument contains provisions for convening meetings of Warrantholders to consider any matter affecting the interests of Warrantholders, including the modification by an extraordinary resolution of the provisions of the Instrument. An extraordinary resolution duly passed at any such meeting shall be binding on the Warrantholders, whether present or not.

(B) All or any of the rights for the time being attaching to the Warrants (including any of the provisions of the Instrument) may from time to time (whether or not the Company is being wound up) be altered or abrogated (including but without prejudice to that generality by waiving compliance with, or by waiving or authorising any past or proposed breach of, any of the provisions of the Instrument) and the sanction of an extraordinary resolution shall be necessary and sufficient to effect such alteration or abrogation.

(C) Where a Warrantholder is a recognised clearing house within the meaning of the SFO or a nominee of such clearing house, and, in each case, being a corporation, it may authorise such person(s) as it thinks fit to act as its representative(s) or proxy(ies) at any meeting of Warrantholders or at any meeting of any class of Warrantholders provided that if more than one person is so authorised, the authorisation or proxy form shall specify the number of (and, if relevant, the class of) Warrants in respect of which each such representative or proxy is so authorised. Each person so authorised shall be entitled to exercise the same rights and powers as if such person was the registered holder of the Warrants held by the clearing house (or its nominee) in respect of the number (and, in relevant, the class) of Warrants specified in the relevant authorisation.

7. CLOSURE OF REGISTER OF WARRANTHOLDERS

The registration of transfers of Warrants may be suspended and the Register may be closed for such period as the Directors may from time to time direct, provided that registration may not be suspended or such Register be closed for a period of more than 30 days or, with the approval of an ordinary resolution of Warrantholders, for a longer period not exceeding 60 days in any one year. Any transfer or exercise of the Subscription Rights attaching to the Warrants made while the Register is so closed shall, as between the Company and the person claiming under the relevant transfer of Warrants or, as the case may be, as between the Company and the Warrantholder who has so exercised the Subscription Rights attaching to his Warrants (but not otherwise), be considered as made immediately after the reopening of the Register.

8. OVERSEAS WARRANTHOLDERS

No Subscription Rights represented by a Warrant may be exercised by any person who is resident in or a national of a Restricted Jurisdiction (as hereinafter defined), and the exercise of any Subscriptions Rights represented by a Warrant by a Warrantholder shall constitute a confirmation, representation and warranty by the exercising Warrantholder that such Warrantholder is not a resident or a national of a Restricted Jurisdiction and that all necessary governmental, regulatory or other consents or approvals and all formalities have been obtained and observed by such Warrantholder to enable him to legally and validly exercise the relevant Subscription Rights and the Company to legally and validly allot Shares in consequence thereof. For the purposes of the Instrument, a "**Restricted Jurisdiction**" includes the United States of America, any of its territories or possessions, the United Kingdom, Canada, any jurisdiction under the laws of which an exercise of Subscription Rights by a Warrantholder who is a national or resident thereof or the performance by the Company of the obligations expressed to be assumed by it under the Instrument cannot be carried out lawfully or cannot be carried out lawfully without the Company first having to take certain actions in such jurisdiction, and any other country, state or territory nominated by the Directors from time to time. Warrantholders shall be notified of any such nomination as soon as practicable after the Directors have nominated the same.

9. REPLACEMENT OF WARRANT CERTIFICATES

If a Warrant certificate is mutilated, defaced, lost or destroyed, it may, at the discretion of the Company, be replaced at the principal office of the Registrars on payment of such costs as may be incurred in connection therewith and on such terms as to evidence, indemnity and/or security as the Company may require and on payment of such fee not exceeding HK$2.50 (or such higher fee as may from time to time be permitted under the rules prescribed by the Stock Exchange) as the Company may determine. Mutilated or defaced Warrant certificates must be surrendered before replacements will be issued.

In the case of lost Warrant certificates, Section 71A of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) shall apply as if "shares" referred to therein included the Warrants.

10. PROTECTION OF SUBSCRIPTION RIGHTS

The Instrument contains certain undertakings by and restrictions on the Company designed to protect the Subscription Rights including, among others, the following:

(i) restrictions on the Company issuing securities by way of capitalisation of profits or reserves other than (a) by the issue of fully paid Shares to holders of the Shares; or (b) as mentioned in paragraph 2(B)(iv); or (c) by the issue of Shares in lieu of cash dividend in the manner referred to in paragraph 2(B)(v); and

(ii) certain limitations on the ability to issue convertible securities.

11. LIQUIDATION OF THE COMPANY

If an effective resolution is passed for the voluntary winding up of the Company, then:

(a) if such winding up is for the purpose of reconstruction or amalgamation pursuant to a scheme of arrangement to which the Warrantholders, or some person designated by them for such purpose by an extraordinary resolution, will be a party or in conjunction with which a proposal is made to the Warrantholders and is approved by an extraordinary resolution, the terms of such scheme of arrangement or (as the case may be) proposal will be binding on all the Warrantholders; and

(b) every Warrantholder shall be entitled to, at any time up to close of business on the second business day before the special general meeting convened for the purpose of passing the necessary resolution for the voluntary winding up of the Company, by irrevocable surrender of his Warrant certificate(s) to the Company with the Subscription Form(s) duly completed, together with payment of the Exercise Moneys or the relative portion thereof (which must be a whole multiple of units of Subscription Rights of HK$5,800 in the case of a partial exercise), exercise the Subscription Rights represented by such Warrant certificate to the extent specified in the Subscription Form(s) and the Company shall as soon as possible and in any event no later than the day immediately prior to the date of the proposed shareholders' meeting allot such number of Shares to the Warrantholders which fall to be issued pursuant to the exercise of the Subscription Rights represented by such Warrants.

The Company shall give notice to the Warrantholders of the proposing of any such resolution referred to in paragraph (b) above within seven days after the notice of the special general meeting at which such resolution will be proposed is despatched to the Shareholders. The notice to Warrantholders shall contain a reminder to Warrantholders of their rights under paragraph (b) above.

The Company shall give notice to the Warrantholders of the passing of any resolution referred to in paragraph (b) above within seven days after the passing thereof.

Subject to the foregoing, if the Company is wound up, all Subscription Rights which have not been exercised at the commencement of the winding up will lapse and each Warrant certificate will cease to be valid for any purpose.

12. CALL

If at any time Warrants which have not been exercised carry rights to subscribe for Shares are equal to or less than HK$6,380,000 of Subscription Rights, the Company may, on giving not less than 3 months' notice, require Warrantholders either to exercise their Subscription Rights or to allow them to lapse. On expiry of such notice, all unexercised Warrant(s) will be automatically cancelled.

13. FURTHER ISSUES

The Company shall subject to the Listing Rules be at liberty to issue further subscription warrants, however, the Warrantholders will not be entitled to participate in any distributions or further issues of securities by the Company as a result of them being Warrantholders.

14. UNDERTAKINGS BY THE COMPANY

In addition to the undertakings given by it in relation to the grant and exercise of the Subscription Rights and the protection thereof the Company has undertaken in the Instrument, among other matters, that:

(a) so long as the Shares remain listed on the Stock Exchange, it will use its best endeavours to ensure that at all times during the Subscription Period the Warrants shall be admitted to listing on the Stock Exchange;

(b) so long as the Shares remain listed on the Stock Exchange, it will use its best endeavours to ensure that all Shares allotted on exercise of Subscription Rights shall be admitted to listing on the Stock Exchange (and on any other stock exchange on which the Shares may at that time be listed);

(c) it will send to each Warrantholder, at the same time as the same are sent to the holders of the Shares, its audited accounts and all other notices, reports and communications despatched by it to the holders of the Shares generally; and

(d) it will pay all Hong Kong and, if applicable, Bermuda stamp duties, registration fees or similar charges in respect of the execution of the Instrument, the creation and initial issue of the Warrants in registered form, the exercise of the Subscription Rights and the issue of Shares upon the exercise of the Subscription Rights.

15. NOTICES

(A) The Instrument contains provisions relating to notices to be given to Warrantholders.

(B) Every Warrantholder shall register with the Company an address either in Hong Kong or elsewhere to which notices can be sent and if any Warrantholder shall fail so to do notice may be given to such Warrantholder by sending the same in any of the manners hereinafter mentioned to his last known place of business or residence or, if there be none, by posting up the same for three days at the principal place of business and the registered office for the time being of the Company.

(C) A notice may be given by delivery, prepaid letter (airmail in the case of an overseas address to where airmail service is available).

(D) All notices with respect to Warrants standing in the names of joint holders shall be given to whichever of such persons is named first on the Register and notice so given shall be sufficient notice to all the holders of such Warrants.

(E) Notices sent by personal delivery or prepaid letter or the posting of the same at the registered office of the Company as provided by paragraph (B) above shall be deemed to have been served on the first day after such delivery or the deposit of the letter in a postbox or, as the case may be, the first day after the first posting up of such notice.

16. GOVERNING LAW

The Instrument and the Warrants are governed by and will be construed in accordance with the laws of Hong Kong.

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this circular is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this circular misleading; and (3) all opinions expressed in this circular have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 155)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting ("SGM") of REXCAPITAL International Holdings Limited (the "**Company**") will be held at Lecture Room B, Joint Professional Centre, Unit 1, Ground Floor, The Center, 99 Queen's Road Central, Hong Kong, on Monday, 6 June 2005 at 10:00 a.m. for the purpose of considering and, if thought fit, passing, with or without amendments, the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

1. "**THAT** subject to the fulfillment or waiver of the conditions set out in the warrant placing agreement (the "**Warrant Placing Agreement**") dated 19 April 2005 and made between the Company and First Shanghai Securities Limited (a copy of the Warrant Placing Agreement has been produced to the meeting and marked "**A**" and signed by the chairman of the meeting for the purpose of identification) in relation to the placing of up to 550,000,000 Warrants at the issue price of HK$0.046 per Warrant (the "**Warrant Placing**") and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") granting or agreeing to grant the listings of and permission to deal in the Warrants (as defined below) and the shares of HK$0.01 each in the Company (the "**Shares**" and each a "**Share**") which may fall to be issued upon the exercise of the subscription rights attaching to the Warrants, the directors of the Company (the "**Directors**") be and they are hereby authorised:

   (a) to create and issue warrants (the "**Warrants**") conferring rights to subscribe for Shares exercisable at any time within the two-year period from the date on which dealings in the Warrants on the Stock Exchange shall commence, at an initial subscription price of HK$0.116 per Share, subject to adjustment and subject to the terms and conditions set out in the warrant instrument (the "**Instrument**") (a copy of the Instrument has been produced to the meeting and marked "**B**" and signed by the chairman of the meeting for the purpose of identification) and to issue such Warrants generally subject to the terms and conditions set out in the Warrant Placing Agreement and the Instrument and to do all such acts and things as the Directors consider necessary or expedient to give effect to the foregoing arrangements; and

   (b) to allot and issue new Shares arising from the exercise of subscription rights attaching to the Warrants or any of them; and

   (c) the Directors be and are hereby authorised to do all acts and things in connection with the allotment and issue of the Warrants and the Shares arising from the exercise

of subscription rights attaching to the Warrants or any of them, the implementation of the Warrant Placing, the exercise or enforcement of the Company's rights and obligations under the Warrant Placing Agreement and to make and agree such variations of the terms of the Warrant Placing Agreement as it may in its discretion consider to be appropriate and desirable."

2. **"THAT**

(a) the general mandate granted to the directors of the Company (the **"Directors"**) to exercise the powers of the Company to allot, issue and deal with shares in the capital of the Company as approved by the shareholders of the Company at the annual general meeting of the Company held on 27 September 2004 be and is hereby revoked (without prejudice to any valid exercise of such general mandate prior to the passing of this resolution);

(b) subject to paragraph (d) below, pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and deal with the unissued shares of the Company or securities convertible into shares of the Company, options, warrants or similar rights to subscribe for any shares of the Company and to make or grant offers, agreements and options, which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(c) the approval in paragraph (b) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(d) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to options or otherwise), issued or dealt with by the Directors pursuant to the approval in paragraph (b) above, otherwise than pursuant to (i) a Rights Issue (as defined below); or (ii) the exercise of any options granted under the share option scheme of the Company; or (iii) any scrip dividend or similar arrangements providing for the allotment and issue of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the bye-laws of the Company in force from time to time; or (iv) any issue of shares of the Company upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any securities which are convertible into shares of the Company, shall not exceed the aggregate of:

(aa) 20% of the aggregate nominal amount of the issued shares of the Company on the date of the passing of this resolution as at the date of passing this resolution; and

(bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any share capital of the

Company repurchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10% of the aggregate nominal amount of the issued shares of the Company on the date of the passing of resolution no. 5 at the annual general meeting of the Company held on 27 September 2004),

and the authority pursuant to paragraph (b) of this resolution shall be limited accordingly; and

(e) for the purposes of this resolution:

"**Relevant Period**" means the period from the date of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company, the Companies Act 1981 of Bermuda or any other applicable law of Bermuda to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution;

"**Rights Issue**" means an offer of shares of the Company, or offer or issue of warrants, options or other securities giving rights to subscribe for shares of the Company open for a period fixed by the Directors to eligible holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of shares of the Company (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, or having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the existence or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction outside Hong Kong or any recognised regulatory body or any stock exchange outside Hong Kong)."

3. "**THAT** subject to the ordinary resolution no. 2 above being duly passed, the unconditional general mandate granted to the directors of the Company to exercise the powers of the Company to allot, issue and deal with unissued shares of the Company pursuant to resolution no. 2 above be and is hereby extended by the addition thereon of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this resolution, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued shares of the Company on the date of the passing of resolution no. 5 at the annual general meeting of the Company held on 27 September 2004."

4. "**THAT** subject to and conditional upon the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of the listing of and permission to deal in the shares in the share capital of the Company to be issued pursuant to the exercise of option granted under

the refreshed scheme mandate limit (the "**Scheme Mandate Limit**") under the share option scheme adopted on 29 July 2002 in the manner as set out in paragraph (a) of this Resolution below,

(a) the refreshment of the Scheme Mandate Limit of up to 10% of the shares of the Company in issue as at the date of passing of this resolution be and is hereby approved; and

(b) the directors of the Company be and are hereby authorised do all such acts and things and execute all such documents, including under seal where applicable, as they consider necessary or expedient to give effect to the foregoing arrangement."

By order of the Board
REXCAPITAL International Holdings Limited
Chan How Chung, Victor
Chairman

Hong Kong, 20 May 2005

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head office and principal place of business in Hong Kong:
Suite 3402, 34/F
COSCO Tower
Grand Millennium Plaza
183 Queen's Road Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the SGM is entitled to appoint one or more proxy to attend and, subject to the provisions of the Bye-laws of the Company, to vote on his behalf. A proxy need not be a member of the Company but must be present in person at the SGM to represent the member. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

2. A form of proxy for use at the SGM is enclosed. Such form is also available at the website of The Stock Exchange of Hong Kong Limited at http://www.hkex.com.hk. In order to be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and deposited together with a power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority, at the branch share registrar of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the SGM or any adjournment thereof. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the SGM or any adjournment thereof, should you so wish.

3. In the case of joint holders of shares, any one of such holders may vote at the SGM, either personally or by proxy, in respect of such share as if he was solely entitled thereto, but if more than one of such joint holder are present at the SGM personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

4. In relation to resolutions numbered 2 and 3 above, approval is being sought from the shareholders of the Company for the grant to the Directors of a general mandate to authorise the allotment and issue of shares under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The directors of the Company have no immediate plans to issue new shares other than the shares to be issued under the warrant placing as set out in resolution numbered 1 above and the shares which may fall to be issued upon the exercise of the options granted under the share option schemes of the Company or any scrip dividend scheme or similar arrangement providing for the allotment and issue of shares in lieu of whole or part of a dividend which may be approved by shareholders of the Company.

5. The voting on resolutions numbered 2 and 3 will be conducted by way of a poll.

此乃要件 請即處理

閣下對本通函任何方面或應採取之行動如有任何疑問，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下御泰國際控股有限公司證券全部**售出或轉讓**，應立即將本通函連同隨附之代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



REXCAPITAL International Holdings Limited
御泰國際控股有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：155)

私人配售上市認股權證
建議更新一般授權以發行新股
及
建議更新購股權計劃之
計劃授權限額

GD 粵海證券有限公司

獨立董事委員會及獨立股東之
獨立財務顧問

御泰國際控股有限公司謹訂於二零零五年六月六日星期一上午十時正假座香港皇后大道中99號中環中心地下一室專業聯合中心演講廳B舉行股東特別大會，大會通告載於本通函第38頁至第41頁。股東特別大會適用之代表委任表格已隨本通函附奉。

無論 閣下能否親自出席股東特別大會，務請盡快根據隨附代表委任表格印列之指示將其填妥，並交回本公司香港股份過戶登記分處香港中央證券登記有限公司（地址為香港皇后大道東183號合和中心46樓），惟無論如何不得遲於股東特別大會或其任何續會指定舉行時間前48小時交回。填妥及交回代表委任表格後， 閣下屆時仍可按意願親身出席大會或其任何續會，並於會上投票。

本公司獨立董事委員會函件載於本通函第18頁，當中載有致本公司獨立股東之推薦意見。獨立財務顧問致本公司獨立董事委員會及本公司獨立股東之意見函件載於本通函第19頁至第25頁。

* *僅供識別*

二零零五年五月二十日

目　錄

股東特別大會	二零零五年六月六日星期一上午十時正
寄發配售章程	二零零五年六月七日星期二
遞交認股權證申請表格及應繳款項之最後期限	二零零五年六月十三日中午十二時正
寄發認股權證證書	二零零五年六月十七日星期五或之前
開始在聯交所買賣認股權證	二零零五年六月二十日星期一

附註： 所有時間均指香港時間。

上文指定之時間僅屬指示性質，並可予以更改。本公司在適當時將通知股東預期時間表之任何更改。

於本通函內，除文義另有所指外，下列詞語具有以下涵義：

「聯繫人士」	指	具上市規則賦予此詞彙之涵義
「董事會」	指	董事會
「中央結算系統」	指	由香港結算設立及經營之中央結算及交收系統
「本公司」	指	御泰國際控股有限公司，於百慕達註冊成立之有限公司，其已發行股份於聯交所上市
「完成」	指	根據認股權證配售協議之條款及條件配發及發行認股權證予承配人
「董事」	指	本公司董事
「合資格參與者」	指	本集團任何僱員(包括全職及兼職僱員、本集團執行董事、非執行董事及獨立非執行董事)及董事會(或其正式授權之委員會)全權酌情認為對本集團業務或經營有貢獻之任何業務顧問、代理人、財務或法律顧問
「行使款項」	指	就任何一份或多份認股權證而言，就該份認股權證或多份認股權證所發行之認股權證證書之上所列明之款項，該份認股權證或多份認股權證之認股權證持有人有權於行使其所代表之認購權時認購之現金款項
「行使價」	指	每股新股0.116港元(可予調整)之初步行使價，認股權證持有人可按此認購新股
「一般授權」	指	建議於股東特別大會上授予董事以發行額外新股之一般授權，惟發行股份數目合共不得超過股東特別大會當日本公司已發行股份之20%及本公司根據購回授權購回之股份
「本集團」	指	本公司及其附屬公司
「香港結算」	指	香港中央結算有限公司

「香港」　指　中國香港特別行政區

「獨立財務顧問」　指　粵海證券有限公司，根據證券及期貨條例可從事第一類（證券買賣）、第四類（就證券提供意見）、第六類（就企業融資提供意見）及第九類（資產管理）受規管活動之持牌法團；該公司獲委任為獨立財務顧問，就一般授權向獨立董事委員會及獨立股東提供意見

「獨立董事委員會」　指　董事會之獨立委員會，由鄒小岳先生、袁達文先生及陳庇昌先生（為全體獨立非執行董事）組成，以就更新一般授權是否公平合理一事向獨立股東提供意見

「獨立股東」　指　除陳孝聰先生、李慧玲小姐及彼等各自之聯繫人士以外之股東

「契據」　指　由本公司簽立構成認股權證之平邊契約

「最後實際可行日期」　指　二零零五年五月十八日，即本通函付印前就確定本通函內若干資料之最後實際可行日期

「上市規則」　指　聯交所證券上市規則

「新股」　指　於行使認股權證所附認購權後而須予配發及發行之新股份

「購股權」　指　購股權計劃項下授出之購股權，可根據購股權計劃之條款認購股份

「承配人」　指　配售代理將就認股權證安排之承配人，將為獨立機構及／或私人投資者，與本公司或其附屬公司之董事、行政總裁及主要股東或任何彼等各自之聯繫人士概無關連

「配售代理」　指　第一上海證券有限公司，證券及期貨條例項下之持牌法團

「中國」　指　中華人民共和國，就本通函而言不包括香港、中國澳門特別行政區及台灣

「購回授權」	指	於二零零四年九月二十七日舉行之本公司股東週年大會上授予董事購回授權，以購回不多於會議當日本公司已發行股本10%股份
「名冊」	指	根據契據存置之認股權證持有人名冊
「過戶登記處」	指	本公司於當其時在香港設立之過戶登記分處
「計劃授權限額」	指	於行使所有根據購股權計劃及本公司任何其他購股權計劃而將授出之購股權時可能配發及發行股份數目上限(總數最初為不超過採納購股權計劃當日及其後已發行股份之10%，及於更新後則為不超過股東批准更新上限當日已發行股份之10%)
「證監會」	指	證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東特別大會」	指	本公司謹訂於二零零五年六月六日星期一上午十時正假座香港皇后大道中99號中環中心地下一室專業聯合中心演講廳B召開及舉行以考慮及酌情批准發行認股權證、授出特別授權、建議更新一般授權及計劃授權限額之股東特別大會
「購股權計劃」	指	本公司於二零零二年七月二十九日採納之購股權計劃
「股份」	指	本公司股本中每股0.01港元之股份
「股東」	指	股份持有人
「特別授權」	指	將於股東特別大會上尋求授予董事以於認股權證所附認購權獲行使後發行新股之特別授權
「聯交所」	指	香港聯合交易所有限公司

「認購日」	指	就任何認股權證而言，認購期內任何妥為行使該認股權證代表之認購權之營業日營業時間結束
「認購表格」	指	就任何認股權證而言，當時存置於本公司股東分冊隨附於每份認股權證證書之表格
「認購期」	指	認股權證首次開始在聯交所買賣之日期起計為期兩年
「認購價」	指	有權行使認股權證代表之認購權之每份認股權證之登記持有人就每股股份應付之款項，即0.116港元或當時適用經調整之價格
「認購權」	指	認股權證代表之認股權證持有人根據認股權證認購總數達63,800,000港元之股份之權利
「收購守則」	指	香港公司收購及合併守則
「交易日」	指	聯交所開放作買賣於聯交所上市之證券之任何日子
「認股權證」	指	本公司將按認股權證發行價以記名形式發行之最多550,000,000份上市認股權證，每份認股權證賦予其持有人權利於認購期內任何時間按行使價0.116港元(可予調整)認購一股新股，總額最高為63,800,000 港元
「認股權證持有人」	指	就任何認股權證而言，當時於名冊上登記為認股權證持有人或聯名持有人之人士或人等
「認股權證證書」	指	根據契據所載之條文經不時修訂就認股權證發行之證書(以記名形式)
「認股權證發行價」	指	根據認股權證配售事項將予發行之認股權證每份0.046港元
「認股權證配售事項」	指	根據認股權證配售協議按認股權證發行價私人配售認股權證

「認股權證配售協議」	指	本公司與配售代理於二零零五年四月十九日就盡力進行認股權證配售事項訂立之有條件配售協議
「港元」	指	香港法定貨幣港元
「%」	指	百分比



REXCAPITAL International Holdings Limited
御泰國際控股有限公司 *

(於百慕達註冊成立之有限公司)
(股份代號：155)

執行董事：
陳孝聰（主席）
李慧玲
陳為光
朱植明
Seligman Pierre

獨立非執行董事：
鄒小岳
袁達文
陳庇昌

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港總辦事處及
主要營業地點：
香港
皇后大道中183號
新紀元廣場
中遠大廈
34樓3402室

敬啟者：

私人配售上市認股權證
建議更新一般授權以發行新股
及
建議更新購股權計劃之
計劃授權限額

緒言

謹此提述本公司於二零零五年四月二十一日發表之公佈。於二零零五年四月十九日，本公司與配售代理就認股權證配售事項訂立認股權證配售協議。本公司將根據將於股東特別大會上尋求批准之特別授權發行新股。

董事亦將於股東特別大會上建議更新一般授權及計劃授權限額。

獨立董事委員會已告成立，以就更新一般授權是否公平合理向獨立股東提供意見，委員會成員包括全體獨立非執行董事鄒小岳先生、袁達文先生及陳庇昌先生。

* *僅供識別*

本公司已委任獨立財務顧問為獨立財務顧問，就此事宜向獨立董事委員會及獨立股東提供意見。

本通函旨在向　閣下提供有關認股權證配售事項、建議更新一般授權及計劃授權限額之進一步資料、獨立董事委員會致獨立股東之函件(當中載有其就更新一般授權致獨立股東之推薦意見)以及獨立財務顧問函件(當中載有其就更新一般授權致獨立董事委員會及獨立股東之意見)，並向　閣下發出股東特別大會之通告。

認股權證配售協議

日期：　二零零五年四月十九日

訂約方：　(i)　發行人：　本公司

(ii)　配售代理：　第一上海證券有限公司

配售代理及其最終實益擁有人乃獨立於本公司或其附屬公司之董事、行政總裁及主要股東或任何彼等各自之聯繫人士，且與彼等概無關連。配售代理將收取相等於其將配售之認股權證本金額3%作為佣金。

承配人

認股權證配售事項將遵照上市規則附錄6所載之規定進行。認股權證持有人將不少於三名，彼等各持有1,000,000港元之認股權證，而承配人則最少有100名，彼等為獨立機構及／或私人投資者，與本公司或其附屬公司之董事、行政總裁及主要股東或任何彼等各自之聯繫人士概無關連。

認股權證數目

最多550,000,000份認股權證

認股權證發行價

每份認股權證0.046港元

行使價

每股新股0.116港元(可予調整)

已參考種類相似之認股權證而就認股權證之行使價作出一般調整之規定。倘本公司股本作出若干變化，包括合併或拆細或溢利或儲備資本化、以現金或實物作出

資本分派，或由本公司發行股份以悉數換取現金或以收購資產，或由本公司及其任何附屬公司發行可兑換或可交換或附有權利可認購新股之證券，將產生可予調整事項。

認股權證所附認購權可於認購權證在聯交所開始買賣當日起計兩年期間內行使。任何認股權證所附而於認購期最後一日或之前尚未行使之認購權將於該日期後失效，而認股權證將不再有效作所有用途。就於聯交所買賣而言，認股權證之完整買賣單位將為賦予持有人權利以5,800 港元之金額認購初步為50,000 股股份之認股權證。

認股權證發行價及行使價乃本公司與配售代理經公平磋商後釐定。

行使價較(i)股份於二零零五年四月十八日(即認股權證配售協議日期前之最後交易日)在聯交所所報之收市價每股0.155 港元折讓約25.16%；及(ii)股份於直至二零零五年四月十八日(包括該日)止最後5 個交易日在聯交所所報之平均收市價每股0.1632 港元折讓約28.92%。

認股權證發行價及行使價合共較：

(i) 股份於二零零五年四月十八日在聯交所所報之收市價每股0.155 港元溢價約4.52%；

(ii) 股份於直至二零零五年四月十八日(包括該日)止最後5 個交易日在聯交所所報之平均收市價每股0.1632 港元折讓約0.74%；

(iii) 股份於最後實際可行日期在聯交所所報之收市價每股0.148港元溢價約9.46%；及

(iv) 根據本集團於二零零四年三月三十一日之有形資產淨值約369,681,000港元(如本集團截至二零零四年三月三十一日之經審核綜合財務報表所示)計算之每股股份有形資產淨值0.216港元折讓約25%。

可轉讓性

認股權證可按50,000 份認股權證之整數倍數自由轉讓。

完成

認股權證配售事項將於下文「認股權證配售事項之條件」一節所述之條件達成後第五個交易日完成。

認股權證之資料

認股權證將於完成後以記名形式發行予承配人，並以平邊契據方式設立。認股權證將於各方面享有同等權益。

每份認股權證附有權利可按行使價認購一股新股，且為按認股權證發行價發行。

認股權證所附認購權可於認股權證首次開始在聯交所買賣當日(預期於或約於二零零五年六月二十日星期一首次開始買賣)起計兩年期間內隨時行使。新股於繳足及配發時將與現有已發行股份於各方面享有同等權益。

本公司建議發行最多550,000,000份認股權證。假設配售代理已配售最多550,000,000份認股權證，則於悉數行使認股權證所附認購權後將須予配發及發行合共550,000,000股新股，佔(i)本公司於最後實際可行日期已發行股本約19.98%；及(ii)本公司經因悉數行使認股權證所附認購權而配發及發行新股擴大之已發行股本約16.65%。除根據本公司已採納之購股權計劃授出之購股權外，本公司概無任何附有認購權之其他證券。

認股權證配售事項之條件

認股權證配售事項受限於下列條件，並須待下列條件達成後方可作實：

(i) 聯交所上市委員會批准認股權證及新股上市及買賣；

(ii) 股份於完成前在聯交所暫停買賣之任何單一期間不超過5個交易日(因聯交所及／或證券及期貨事務監察委員會審批任何關於認股權證配售事項之公佈或配售章程而須暫停買賣之期間除外)；

(iii) 根據香港法例第32章公司條例第342C條向香港公司註冊處處長提交有關認股權證配售事項之各配售章程之副本並予以登記；

(iv) 股東於股東特別大會上通過批准發行認股權證及於行使認股權證所附認購權後將須予發行之新股之決議案；

(v) 根據百慕達適用法例向百慕達公司註冊處處長提交有關認股權證配售事項之各配售章程之副本並予以登記；及

(vi) 如有需要，百慕達金融事務管理局批准發行認股權證及於行使認股權證所附認購權後將須予發行之新股。

倘上述條件未能於二零零五年六月三十日(或本公司與配售代理可能同意之其他日期)或之前達成，則認股權證配售協議將告終止及不再具有任何效力，而除非事前違反其任何條文，否則訂約方概不可向另一方提出任何申索。

於最後實際可行日期，上述條件概未達成或豁免。

認股權證持有人之投票權

認股權證持有人將無權因作為認股權證持有人出席本公司任何股東大會或於會上投票。認股權證持有人將無權參與本公司作出之任何分派及／或其他證券要約。

發行新股之授權

新股將根據將於股東特別大會上尋求之特別授權配發及發行。

申請上市

本公司將向聯交所上市委員會申請批准認股權證及新股上市及買賣。

買賣認股權證之單位為每手50,000份共5,800港元認購權。

待認股權證及新股獲准在聯交所上市及買賣，且符合香港結算股份收納之規定，認股權證及新股將獲香港結算接納為合資格證券，由認股權證開始在聯交所買賣之日期或香港結算指定之其他日期起，可在中央結算系統內寄存、結算及交收。聯交所參與者之間於任何交易日進行交易之交收，均須於其後第二個交易日在中央結算系統內進行。所有中央結算系統之活動均依據不時有效之中央結算系統一般規則及運作程序規則進行。

新股將與當時之已發行股份在各方面均享有同等權益。

每項在聯交所進行之交易，買賣雙方均須支付按有關證券代價計算之費用，聯交所徵收0.005%之交易費，而證監會則徵收0.005%之交易徵費及0.002%之投資者賠償徵費。此外，經紀將向買賣雙方各自收取相當於買賣價(按有關證券之價值計算)不少於1%之經紀佣金。

終止

謹請注意，認股權證配售協議載有若干條文，授予配售代理權利於完成日期(目前預期為二零零五年六月十六日或前後)上午九時正前發生若干事項時終止其責任。該等事項包括出現不可抗力事件或本公司重大違反認股權證配售協議所載其責任、保證或承諾或任何導致認股權證配售協議中提供之保證於任何方面屬不實或不確。就此而言，不可抗力事件包括：

(a) 引入任何新規例或現行法例或規例(或其司法詮釋)之任何變動或發生其他配售代理認為可能對本集團之整體業務或財政狀況或前景構成重大不利影響之任何性質事件；或

(b) 發生任何本地、地區、國家或國際事件或政治、軍事、財政、經濟或其他性質事件，而配售代理認為將對或預期可能對認股權證配售事項構成重大不利影響。

倘配售代理行使該項權利，則認股權證配售事項將不會進行。

進行認股權證配售事項之理由

董事會相信，認股權證配售事項為本公司進行集資活動之合適方法。認股權證配售事項對現時股東之股權概無任何即時攤薄影響。除將於完成後籌集得之所得款項淨額外，於認股權證持有人在認購期內行使認股權證所附認購權時將可進一步籌集資金。

本公司擬將認股權證配售事項之所得款項淨額約23,600,000港元用作本集團之一般營運資金。儘管本公司於二零零五年四月十五日公佈本集團尚有未獲償還之應收款項，但基於本公司目前已有充足營運資金以應付本集團主營業務的需求，故無須依賴從認股權證配售事項所籌集之資金以滿足本公司日常營運所需。本集團主要從事(i)策略性投資及資本市場活動，包括參與主要及次要證券市場，以及提供資本市場顧問服務；及(ii)貸款業務，據此，擁有穩健之財務狀況無疑對其發展十分有利。董事認為，認股權證配售事項為鞏固本公司財政狀況之良機，並加強其能力可發展及把握一旦得以湧現之業務商機。有見及上述者，董事(包括獨立非執行董事)認為認股權證配售事項符合本公司及股東之整體利益，原因是認股權證配售事項為本集團提供於兩年認購期內任何時間配售認股權證及行使認股權證所附認購權時更大靈活性以獲取資金。

董事會認為，認股權證配售事項之條款(包括認股權證發行價及行使價)乃本公司與配售代理經公平磋商後達致，屬公平合理且符合本公司及股東之整體利益。

下表概述本集團於緊接最後實際可行日期前12個月之集資活動(認股權證配售事項除外):

公佈日期	事項	所得款項淨額	所得款項擬定用途	於最後實際可行日期所得款項實際用途
二零零四年十一月八日	配售340,000,000股股份,按每股股份0.04港元(較當日收市價折讓約11.1%)	12,900,000港元	一般營運資金用途及未來投資	所有所得款項用作一般營運資金,主要用於本集團日常經營業務之私人業務投資。除本集團日常經營業務外,概無任何資本開支。

更新一般授權

為提高融資靈活性以於日後在任何商機出現時籌集額外資金,董事會有意尋求獨立股東於股東特別大會上批准更新一般授權,即授予董事無條件一般授權,以配發、發行及處理未發行股份或可兑換為股份之證券、購股權、認股權證或其他可認購任何股份(惟不包括透過其他權利,或根據為本公司及/或其任何附屬公司之僱員或董事設立之購股權計劃,或根據任何以股代息計劃或根據本公司之公司細則配發及發行股份以代替全部或部分股份股息之類似安排,或根據任何證券或可兑換為股份之債券之條款行使認購權或換股權而發行之股份)之類似權利,或可能須行使上述權力(即合共最多為本公司根據購回授權購回股份及股東特別大會當日已發行股份總面值之20%)作出或授出之售股建議、協議及購股權。

於最後實際可行日期,本公司之已發行股份合共2,752,451,858股。待通過批准一般授權之決議案後,以及假設最後實際可行日期起至股東特別大會舉行當日期間概無另行發行或購回股份,本公司將獲准根據一般授權配發、發行及處理最多達550,490,371股股份。

作為本公司日常業務之部份或分部,本集團一直發掘對本集團有利之業務及策略投資機會。該等投資機會或須或不須使用一般授權。然而,董事確認,所有有關該等投資機會之討論及蹉商仍在進行,且並無達成任何有約束力之協議。此次更新是自二零零四年九月二十七日舉行之本公司股東週年大會以來首次更新一般授權,

而當時授予董事之一般授權已幾近用於進行上文「進行認股權證配售事項之理由」一節所述之配售事項。下表概述過去三年授出／更新及使用一般授權情況：

授出一般授權時間	使用時間及事項	概約所得款項淨額	所得款項擬定用途	所得款項實際用途
二零零二年七月二十九日之股東特別大會(更新)	並無使用一般授權	不適用	不適用	不適用
二零零二年九月三十日之股東週年大會	如二零零三年四月二十九日公佈所載以每股0.10港元補足配售180,000,000股股份	17,500,000港元	一般營運資金用途	所有所得款項用作一般營運資金
二零零三年九月二十九日之股東週年大會	並無使用一般授權	不適用	不適用	不適用
二零零四年三月二十六日之股東特別大會(更新)	並無使用一般授權	不適用	不適用	不適用
二零零四年九月二十七日之股東週年大會	如二零零四年十一月八日公佈所載以每股0.04港元配售340,000,000股股份	12,900,000港元	一般營運資金用途及未來投資	所有所得款項用作一般營運資金，主要用於本集團日常經營業務之私人業務投資。除本集團日常經營業務外，概無任何資本開支。

儘管發行認股權證所得款項淨額約23,600,000港元用作本集團一般營運資金，倘合適之投資機會出現時，本集團手持現金及現金等值項目是否足以為業務投資提供足夠資金尚屬未知之數。就此而言，董事認為更新一般授權將在有需要時為本集團提供其他融資方法收購潛在可獲利業務。按此基準，董事認為更新一般授權符合本公司及股東之整體利益。

根據上市規則，於下屆股東週年大會前更新任何一般授權均須(其中包括)得到股東批准之規定，而控股股東及彼等之聯繫人士或(倘並無控股股東)董事(不包括獨立非執行董事)及本公司行政總裁及彼等各自之聯繫人士均須放棄投贊成票。獨立財務顧問已獲委任及獨立董事委員會已告成立，並就此向獨立股東提供意見。獨立董事委員會函件及獨立財務顧問之意見函件全文分別載於本通函第18頁及第19頁至第25頁。

持股架構變動

於最後實際可行日期，本公司之已發行股份為2,752,451,858股。本公司於最後實際可行日期及緊隨悉數行使認股權證所附認購權及根據一般授權發行股份後之持股架構如下：

股東	於最後實際可行日期		緊隨悉數行使認股權證所附認購權後		緊隨悉數行使認股權證所附認購權及根據一般授權發行股份後	
	股數	概約百分比	股數	概約百分比	股數	概約百分比
陳孝聰先生(「陳先生」)(附註)	689,060,662	25.03	689,060,662	20.87	689,060,662	17.89
認股權證持有人	–	–	550,000,000	16.65	550,000,000	14.27
與將根據一般授權發行之股份有關之股東	–	–	–	–	550,490,371	14.29
公眾股東(不包括認股權證持有人及一般授權項下之股東)	2,063,391,196	74.97	2,063,391,196	62.48	2,063,391,196	53.55
總計	2,752,451,858	100.00	3,302,451,858	100.00	3,852,942,229	100.00

附註： 於689,060,662股由陳先生實益擁有之股份中，Mega Market Assets Limited及Sino Success Development Corp.分別持有258,052,510股及360,000股股份，該兩間公司均由陳先生全資擁有。餘下413,881,152股及16,767,000股股份則分別由RPI Holdings Limited及REXCAPITAL International Limited持有。RPI Holdings Limited全部股本中，陳先生擁有其中75%，而董事李慧玲小姐則擁有25%。REXCAPITAL International Limited全部股本中，陳先生擁有其中75%、李慧玲小姐擁有12.5%，而獨立第三方擁有12.5%。

更新計劃授權限額

董事會亦建議更新計劃授權限額，以致根據購股權計劃及本公司任何其他購股權計劃授出之所有購股權獲行使而可發行之股份總數，不得超過股東於股東特別大會批准相關決議案當日已發行股份之10%。

本公司於二零零二年七月二十九日採納購股權計劃。按照上市規則之規定，計劃授權限額定為採納購股權計劃當日已發行股份之10%。根據購股權計劃，於購股權計劃項下所有購股權獲行使時可發行最多93,287,243股股份。待取得股東事先批准後，本公司其後可隨時更新計劃授權限額，最多不得超過上述股東批准當日已發行股份之10%。計劃授權限額已於二零零四年三月二十六日更新，於購股權計劃項下所有購股權獲行使時可發行最多170,939,947股股份。除購股權計劃外，本公司並無其他購股權計劃。

於最後實際可行日期，按照購股權計劃之條款，本公司自採納計劃以來授出之購股權附有合共可認購251,455,000股股份(佔本公司現時已發行股本約9.14%)之權利，其中包括根據二零零二年七月二十九日採納之計劃授權限額授出認購80,585,030股份之購股權及根據二零零四年三月二十六日更新之計劃授權限額授出認購170,869,970股份之購股權。當中，可認購合共133,820,988股股份之購股權已獲行使，可認購16,117,006股股份之購股權已告失效。未行使及尚待行使之購股權可認購101,517,006股股份。倘該等購股權獲悉數行使，本公司將配發及發行101,517,006股股份。Seligman Pierre先生擁有23,100,000份購股權之權益，除此之外，概無其他董事於最後實際可行日期擁有任何購股權權益。

於最後實際可行日期，本公司已發行2,752,451,858股股份。根據購股權計劃之條款及遵照上市規則，於更新之計劃授權限額項下根據購股權計劃授出之購股權悉數行使後可發行之股份數目上限為275,245,185股股份(假設並無另行發行股份)。

現建議待聯交所上市委員會批准因行使根據更新計劃授權限額授出之購股權而發行之股份上市及買賣，以及相關決議案於股東特別大會通過後更新計劃授權限額，以致於更新之計劃授權限額項下根據購股權計劃授出之購股權悉數行使後而可予發行之股份總數，不會超過股東於股東特別大會上批准相關決議案當日已發行股份之10%。就計算更新之計劃授權限額而言，以往根據購股權計劃授出之購股權(包括但不限於根據購股權計劃尚未行使、已註銷、已失效或已行使之購股權)不會計算在內。

根據上市規則，於任何時間悉數行使根據購股權計劃授出但尚未行使及尚待行使之購股權而可予發行之股份數目，不得超過不時已發行股份之30%。倘根據本公司或其任何附屬公司之任何計劃授出購股權會導致超出該30%上限，則不會授出購股權。

更新計劃授權限額之條件

建議更新計劃授權限額須符合以下條件：

(i) 股東在股東特別大會上通過批准建議更新計劃授權限額之普通決議案；及

(ii) 聯交所上市委員會批准因行使根據更新之計劃授權限額授出之購股權而將予發行之股份上市及買賣。

本公司將向聯交所申請批准因行使根據更新之計劃授權限額授出之購股權而將予發行之股份上市及買賣。

更新計劃授權限額之原因

本公司可藉建議更新計劃授權限額向合資格參與者授出更多購股權，從而提供機會鼓勵彼等同心協力，提升本公司及股份之價值，此舉對本公司及股東整體而言有利。

股東特別大會

本公司將召開股東特別大會，以考慮及酌情批准發行認股權證、授出特別授權、更新一般授權及計劃授權限額。本公司將會向股東寄發一份上市文件，當中載有關於認股權證之配售事項進一步資料，僅供參考。

於最後實際可行日期，本公司並無控股股東。根據上市規則，各董事(不包括獨立非執行董事)及本公司行政總裁及彼等各自之聯繫人士須就批准更新一般授權之決議案放棄投票，有關決議案將以投票表決方式進行。就此而言，陳孝聰先生、李慧玲小姐及彼等各自之聯繫人士持有約25.03%之已發行股份，因此彼等須就批准更新一般授權之決議案放棄投票。概無任何人士須就批准發行認股權證、授出特別授權及更新計劃授權限額之決議案放棄投票。

股東特別大會通告載於本通函第38頁至第41頁。隨函附奉股東特別大會使用之代表委任表格。表格亦可於聯交所網站http://www.hkex.com.hk下載。無論　閣下能否出席股東特別大會，務請按隨附代表委任表格上印列之指示填妥表格，並且盡快交回本公司在香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓，惟無論如何須於股東特別大會或其任何續會指定舉行時

間前48小時交回。填妥及交回代表委任表格後， 閣下仍可依意願親身出席股東特別大會或其任何續會並於會上投票。股東於股東特別大會上要求投票表決之程序載於本通函附錄一。

推薦意見

獨立財務顧問已獲委任就更新一般授權之條款向獨立董事委員會及獨立股東提供意見。獨立財務顧問認為更新一般授權符合本公司及獨立股東之利益。獨立財務顧問之意見函件全文載於本通函第19頁至第25頁，當中載有達致其意見所考慮之主要因素及原因。

獨立董事委員會經考慮獨立財務顧問之意見後，認為更新一般授權對獨立股東而言屬公平合理。因此，獨立董事委員會建議獨立股東投票贊成將於股東特別大會上提呈之普通決議案，以批准更新一般授權。獨立董事委員會函件全文載於本通函第18頁。

董事會認為認股權證配售事項、建議更新一般授權以及購股權計劃項下之計劃授權限額符合本公司及股東之整體最佳利益，因此建議股東投票贊成將於股東特別大會上提呈之決議案，以批准發行認股權證、授出特別授權、建議更新一般授權及計劃授權限額。

其他資料

敬請垂注獨立財務顧問之意見函件(當中載有就更新一般授權致獨立董事委員會及獨立股東之意見)及獨立董事委員會函件(當中載有就更新一般授權致獨立股東之推薦意見)。

此致

列位股東 台照
及僅供購股權持有人 參照

承董事會命
御泰國際控股有限公司
主席
陳孝聰
謹啟

二零零五年五月二十日

以下為獨立董事委員會之函件全文，載有其就更新一般授權向獨立股東作出之推薦建議。



REXCAPITAL International Holdings Limited
御泰國際控股有限公司 *

(於百慕達註冊成立之有限公司)
(股份代號：155)

敬啟者：

更新一般授權

吾等獲委任就更新一般授權一事向　閣下提供意見。更新一般授權之詳情載於本公司於二零零五年五月二十日刊發之通函(「**本通函**」)第6頁至第17頁之董事會函件。本函件為本通函之一部分。除另有指明外，本函件所用之詞彙與本通函所界定者具有相同涵義。

敬希　閣下垂注本通函第6頁至第17頁所載之董事會函件，以及本通函第19頁至第25頁所載之獨立財務顧問之意見函件。

經考慮獨立財務顧問之意見及推薦建議後，吾等認為更新一般授權就獨立股東而言屬公平合理。因此，吾等建議獨立股東投票贊成將於股東特別大會上提呈之決議案，以批准更新一般授權。

此致

列位獨立股東　台照

獨立董事委員會
獨立非執行董事
鄒小岳　　袁達文
陳庇昌
謹啟

二零零五年五月二十日

*　*僅供識別*

以下為粵海證券有限公司就更新一般授權而提供之意見函件全文，以供載入本通函。

GD 粵海證券有限公司

敬啟者：

更新一般授權

吾等謹此提述，吾等獲委任為獨立財務顧問，以向獨立董事委員會及獨立股東就更新可配發及發行　貴公司股份之一般授權提供意見，該一般授權之詳情載列於二零零五年五月二十日向股東寄發之通函(「通函」)之董事會函件內，而本函件為其一部份。除文義另有所指外，本函件所用詞彙概與通函所界定者具有相同涵義。

董事會建議提呈多項普通決議案，以供獨立股東於股東特別大會上(以投票表決方式)批准，藉以考慮並酌情通過以下事項：

(i) 向董事授出無條件一般授權，以配發、發行及處理未發行股份，或可兌換成股份、購股權、認股權證或可認購任何股份之類似權利之證券，或作出或授出可能要求行使該等權力之要約、協議及購股權，涉及總金額最高可達於股東特別大會日期之已發行股份面值20%；及

(ii) 將該授權擴大至加上　貴公司根據購回授權購回之股份。

根據上市規則第13.36(4)條，任何更新一般授權必須取得獨立股東於股東特別大會上(以投票表決方式)批准，而控股股東或(如無控股股東)董事(不包括獨立非執行董事)及　貴公司行政總裁及彼等各自之聯繫人士須放棄投票贊成該普通決議案。於最後實際可行日期，　貴公司並無任何控股股東，而董事陳孝聰先生及李慧玲小姐持有　貴公司已發行股本約25.03%之實際權益。因此，陳孝聰先生、李慧玲小姐及彼等各自之聯繫人士須放棄就有關一般授權之決議案投票。

貴公司已成立獨立董事委員會(由鄒小岳先生、袁逵文先生及陳庇昌先生組成，彼等均為獨立非執行董事)，對於一般授權之條款就獨立股東而言是否公平合理，以及更新一般授權一事是否符合　貴公司及獨立股東之整體利益，向獨立股東提供意見。

於達致吾等之意見時，吾等依賴通函所載由董事及　貴公司代表所提供之聲明、資料、意見、事實及陳述，吾等亦假設通函所載或引述或　貴公司另行向吾等提供之所有該等資料、聲明、意見及陳述均屬真實、完整、準確及適用，而吾等並無獨立核實上述各項之準確性。吾等亦依賴董事作出之聲明，而董事已就通函所載有關　貴公司之資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，就其所知及所信表示，向吾等提供之資料及聲明並無重大遺漏。

吾等並不知悉任何事實或情況致使吾等所獲提供之資料及陳述成為不實、不確或誤導。吾等假設，通函所載由董事作出之所有信念、意見及意向聲明及通函所作出或引述之陳述，於作出時且於最後實際可行日期仍屬真實、準確及完整。吾等亦假設　貴公司及董事之一切意向將於適當時候達成或實現。

吾等認為已取得足夠資料，就有關通函所載更新一般授權一事達成知情意見，藉以為吾等之意見提供合理基礎。吾等概無理由懷疑任何有關資料曾被隱瞞，亦不知悉有任何事實或情況致使吾等所獲提供之資料及向吾等所作出之陳述及意見為不實、不確及誤導。然而，吾等並無對該等資料進行任何獨立核實，亦無對　貴集團之業務、營運、財政及日常事務進行任何形式之調查。

考慮之主要因素及理由

於吾等就一般授權之公平性及合理性達成向獨立董事委員會及獨立股東提供之意見及推薦意見時，已考慮(其中包括)以下主要因素及理由：

1. 一般授權之背景

貴集團主要於亞洲從事策略性投資及資本市場活動，例如參與主要及次要證券市場及提供資本市場顧問服務。

根據上市規則第13.36(2)(b)條之規定，向董事授出配發及發行股份之一般授權已於 貴公司於二零零四年九月二十七日召開之股東週年大會(「股東週年大會」)上徵得批准。於二零零四年九月二十七日， 貴公司之已發行股份總數為1,709,399,471股，而其中20%(即341,879,894股股份)授予董事根據一般授權配發及發行。

於二零零四年十一月五日， 貴公司與第一上海證券有限公司訂立一份協議，藉以向獨立投資者按全數包銷基準配售340,000,000股新股(「配售」)，每股股份作價0.04港元。於二零零四年十一月八日發表之公佈載有配售之詳情。於二零零四年十一月五日， 貴公司於緊接配售前當日已發行股份總數為1,794,869,441股。於配售後， 貴公司行使了約99.45%於股東週年大會上授出之一般授權，而已發行股份數目增至2,134,869,441股股份。

為提高財政靈活性以於將來商機來臨時籌集額外資金，董事會將尋求獨立股東於股東特別大會上批准更新一般授權，以配發、發行及處理不超過以下兩者之總數之股份：(i) 貴公司在股東特別大會上通過有關決議案當日之已發行股本面值20%；及(ii) 貴公司根據購回授權購回之任何股份。於最後實際可行日期， 貴公司之已發行股份總數為2,752,451,858股股份。受限於通過批准一般授權之決議案，並假設於最後實際可行日期至股東特別大會舉行日期期間， 貴公司概無進一步發行或購回任何股份，則 貴公司將獲准根據一般授權配發、發行及處理最多550,490,371股股份。

2. 於股東週年大會後動用一般授權記錄

下表概述有關 貴公司動用股東週年大會上授出之一般授權之記錄資料：

公佈日期	事項	所得款項淨額	所得款項擬定用途	於最後實際可行日期所得款項實際用途
二零零四年十一月八日	向獨立投資者配售340,000,000股新股，每股股份作價0.04港元 *(附註)*	12,900,000港元	一般營運資金及未來投資	所有所得款項用作一般營運資金，主要用於 貴集團日常經營業務之私人業務投資

附註： 配售價每股股份0.04港元較股份於二零零四年十一月五日(即刊發公佈前之最後一個交易日)之收市價每股股份0.045港元折讓約11.11%。

誠如董事確認，配售所得款項除用作　貴集團日常經營業務外，概無任何資本開支。吾等注意到，配售所得款項淨額用作　貴集團日常經營業務之一般營運資金。此外，根據　貴集團最近公佈之中期報告及年度報告，　貴集團於二零零四年九月三十日及二零零四年三月三十一日之現金及現金等值項目分別約為241,000港元及1,217,000港元。誠如董事所確認，除配售及認股權證配售事項外，　貴集團過去十二個月並無進行其他集資活動。考慮到過去所得款項用途及　貴集團可動用之財務資源(包括內部產生資金及可動用信貸)(包括(但不限於)認股權證配售事項)，董事認為　貴集團具有足裕之營運資金以應付目前所需。然而，現時無法確定該等現金資源將足以應付　貴公司日後可能出現之任何合適投資。倘未來出現合適之投資機會，　貴集團可能仍需進行額外融資撥付投資所需。

3.　財政靈活性

誠如　貴集團於截至二零零四年九月三十日止六個月之最近期中期報告所載，貴集團將繼續提升營運效率及擴展業務，把握於資本市場活動以及財務及企業顧問業務方面之各種機遇，藉以提高股東回報。吾等認為，批授一般授權可加強　貴公司之資本基礎，並提升　貴公司於財務方面之靈活性，於有需要時透過配售股份籌集資金，進一步拓展　貴集團之業務。董事認為，　貴公司或須在適合之投資機會來臨時作出投資決定，故一般授權可為　貴公司在上市規則允許下提供靈活性，以透過配售新股或其他可換股證券之方式作為代價，把握市況籌集額外資金，為日後所成功物色之該等投資撥付資金。因此，吾等認為，根據一般授權籌措之額外資金，將可為　貴集團提供額外融資選擇，並使　貴集團可及時把握日後之投資及發展。董事會已表明，　貴集團之日常業務包括發掘及評估符合　貴集團利益之業務及策略投資機會。此外，董事會亦確認，於最後實際可行日期，一切有關該等投資機會之討論及商討均仍在進行，並無達成任何有約束力之協議。因此，於最後實際可行日期，貴公司並無計劃利用一般授權發行證券。

下表概述過去三年授出／更新及使用一般授權情況：

授出／更新一般授權時間	使用時間及事項	概約所得款項淨額	所得款項擬定用途	所得款項實際用途
二零零二年七月二十九日之股東特別大會(更新)	並無使用一般授權	不適用	不適用	不適用
二零零二年九月三十日之股東週年大會	如二零零三年四月二十九日公佈所載以每股0.10港元補足配售180,000,000股股份	17,500,000港元	一般營運資金用途	所有所得款項用作一般營運資金
二零零三年九月二十九日之股東週年大會	並無使用一般授權	不適用	不適用	不適用
二零零四年三月二十六日之股東特別大會(更新)	並無使用一般授權	不適用	不適用	不適用
二零零四年九月二十七日之股東週年大會	於二零零四年十一月八日公佈所載以每股0.04港元配售340,000,000股股份	12,900,000港元	一般營運資金用途及未來投資	所有所得款項用作一般營運資金：主要用於 貴集團日常經營業務之私人業務投資

4. 其他融資渠道

除透過發行股本集資外，董事會表示， 貴公司或會視乎 貴集團當時之財務狀況、股本結構及融資成本，以及當時之市況，考慮其他融資渠道，例如銀行融資(於最後實際可行日期，董事確認 貴集團並無獲取任何銀行融資)、債務融資及透過內部資源撥資，以應付 貴集團日後發展之財務需要。一般授權可作為 貴公司撥付 貴集團業務資金之途徑之一。吾等認為，於參考 貴集團當時之財政狀況、股本結構及融資成本以及當時之市況後，方始為 貴集團日後之發展或投資釐定適合之融資方法，實屬合理之舉。

此外，吾等注意到，配售所得款項淨額(即約12,900,000港元)主要用作 貴集團一般營運資金。發行認股權證所得款項淨額約23,600,000港元亦用作 貴集團一般營運資金。然而，董事認為，倘 貴集團物色到合適之投資機會，手持之現金及現金等值項目能否足以為該等投資提供資金尚屬未知之數。因此，董事認為，配發及發行新證券之一般授權將在有需要時為 貴集團提供其他方法收購潛在可獲利業務。

因此，吾等同意董事之意見，認為倘若發行認股權證所得款項已獲悉數使用，一般授權能夠為　貴公司提供發行證券收購潛在可獲利業務之另一渠道，實屬合理。

5. 獨立股東股權之潛在攤薄

下表載述　貴公司於最後實際可行日期之股權架構，以及　貴公司於悉數行使一般授權後之股權架構(假設並無行使根據購股權計劃授出之購股權)：

	於最後實際可行日期之已發行股份		於悉數行使認股權證所附認購權後之已發行股份		於悉數行使一般授權後之已發行股份		於悉數行使認股權證所附認購權及一般授權後之已發行股份	
	股數	% (概約)	股數	% (概約)	股數	% (概約)	股數	% (概約)
陳孝聰先生(「陳先生」)(執行董事兼主席)(附註)	689,060,662	25.03	689,060,662	20.87	689,060,662	20.86	689,060,662	17.89
根據一般授權將予發行之股份	–	–	–	–	550,490,371	16.67	550,490,371	14.29
認股權證持有人	–	–	550,000,000	16.65	–	–	550,000,000	14.27
公眾股東	2,063,391,196	74.97	2,063,391,196	62.48	2,063,391,196	62.47	2,063,391,196	53.55
總計	**2,752,451,858**	**100.00**	**3,302,451,858**	**100.00**	**3,302,942,229**	**100.00**	**3,852,942,229**	**100.00**

附註： 於689,060,662股由陳先生實益擁有之股份中，Mega Market Assets Limited及Sino Success Development Corp.分別持有258,052,510股及360,000股股份，該兩間公司均由陳先生全資擁有。餘下413,881,152股及16,767,000股股份則分別由RPI Holdings Limited及REXCAPITAL International Limited持有。RPI Holdings Limited全部股本中，陳先生擁有其中75%，而董事李慧玲小姐則擁有25%。REXCAPITAL International Limited全部股本中，陳先生擁有其中75%、李慧玲小姐擁有12.5%，而獨立第三方擁有12.5%。

股東務請注意，一般授權將會且持續生效，直至：(i)　貴公司下屆股東週年大會結束；(ii)　貴公司須舉行下屆股東週年大會之期限屆滿；及(iii)股東於股東大會上以普通決議案提呈之有關決議案撤回或修改所賦予之權力(以較早者為準)。該期間符合上市規則第13.36(3)條之規定。

誠如上表所示，於悉數行使一般授權後，將發行550,490,371股股份，佔於最後實際可行日期現有已發行股本約20%，另佔經擴大已發行股本約16.67%。

於悉數行使一般授權後，公眾股東之持股總額（不包括陳孝聰先生、李慧玲小姐及彼等各自之聯繫人士）將由約74.97%最多減少約12.5%至約62.47%。

考慮到(i)更新一般授權將為　貴集團提供另一融資渠道，於日後機會來臨時撥付日後業務發展及潛在投資；(ii)一般授權將容許於相對短暫之期間透過根據一般授權發行新證券，將股本增加，及(iii)每當一般授權動用時，全體股東之持股量將按彼等之持股比例攤薄，吾等認為，對於獨立股東之持股量造成最大潛在攤薄實屬合理。

6.　一般授權之條款

除非配發、發行或授出符合上市規則第13.36(2)條所規定之情況，否則　貴公司將就配發、發行或授出股份或可換股證券或可認購股份或該等可換股證券之權利事先尋求股東同意。　貴公司將於股東特別大會上提呈普通決議案，以尋求獨立股東批准，更新於股東週年大會上授出之一般授權，致使董事將有權行使權力配發及發行不超過以下兩者之總數之股份：(i)　貴公司在股東特別大會舉行日期之已發行股本面值20%；及(ii)　貴公司根據購回授權購回之任何股份。股東對一般授權授出之批准為無條件。

推薦意見

經考慮(i)更新一般授權將為　貴集團提供另一融資渠道，於日後機會來臨時撥付日後業務發展及潛在投資；(ii)一般授權將容許於相對短暫之期間透過根據一般授權發行新證券，將股本增加，及(iii)每當一般授權動用時，全體股東之持股量將按彼等之持股比例攤薄，吾等認為更新一般授權就獨立股東而言實屬公平合理，另更新一般授權亦符合　貴公司及獨立股東之整體利益。因此，吾等建議獨立董事委員會推薦獨立股東於股東特別大會上就批准一般授權之決議案投贊成票。

此致

御泰國際控股有限公司
獨立董事委員會及獨立股東　台照

代表
粵海證券有限公司

董事總經理兼企業融資部主管
潘昭國
謹啟

二零零五年五月二十日

認股權證將在契據之規限下及根據其規定之利益發行。認股權證將以記名方式發行，屬於同一類別，並於所有方面享有同等權益。

認股權證賦予權利可認購合共最多63,800,000港元之股份，初步認購價為每股0.116港元(可予調整)。

於認股權證配售事項成為無條件時，認股權證將如契據所載代表本公司對認股權證持有人之直接責任。以下為契據主要條款概要及認股權證之主要條款及條件(載列於認股權證證書)。認股權證持有人將享有所有該等條款及條件與契據規定之權益，且須受其約束並視為已知悉其內容。認股權證持有人可在本公司當時之香港總辦事處及主要營業地點索取上述資料之副本。

1. 行使認購權

(A) 在本文之條文限制下，並符合所有適用之財務及其他法規之規定，認股權證證書所代表之認股權證之認股權證持有人將擁有權利(可於認購期內任何時間全部或部分行使)，按每股股份認購價以行使款項(每5,800港元為一單位，可予調整)認購已繳足股款股份。認股權證所附認購權可於自認股權證在聯交所開始買賣起計兩年內行使。倘認股權證所附之任何認購權於認購期最後一天或之前尚未行使，則將自該日之後失效，而認股權證就所有目的而言不再有效。用以支付認購價之款項必須來自即時可用之資金。倘該筆款項尚未收取，於收取該筆款項日期前，認股權證(包括行使有關認購權之認股權證)概不會被視為已獲行使。

(B) 為行使全部或部分認股權證證書代表之認購權，認股權證持有人須填妥及簽署認購表格(不可撤回)，並將認股權證證書連同行使款項(或如屬部分行使，則為行使款項之有關部分；而有關部分必須為認購權單位5,800港元之完整倍數，或於同一名認股權證持有人於同一時間行使認購權時，與行使款項或其他一份或以上認股權證之行使款項之有關部分合併後，該有關部分必須為認購權單位5,800港元之完整倍數)送達過戶登記處，而該送達將構成該認股權證持有人須行使認購權之不可撤回承諾。於各項認購中，行使認購權之認股權證持有人亦必須遵守任何兑換管制、財務或當時適用之其他法規。

(C) 於行使認購權將予配發之股份數目須將有關認購表格指定及如上所述正式交付之金額除以於認購日適用之認購價計算。任何不足一股之零碎股份將

不予配發，惟本公司將為其自身利益保留於行使認股權證證書所代表之認購權時就零碎股份支付之行使款項餘額，惟就計算是否有零碎股份而言：

(i) 倘某位認股權證持有人於同一認購日行使一份或以上之認股權證證書代表之認購權，則該等認股權證代表之認購權可合併計算；並

(ii) 按契據之條文(如適用)將零碎股份視為一股股份。

(D) 本公司已在契據中承諾，因行使有關認股權證證書之認購權而將予發行之股份將於有關認購日之後十個營業日內配發及發行，且將與於有關認購日已發行之繳足股份享有同等權益，其持有人並因此享有在有關認購日後所宣派、派發或作出之一切股息或其他分派，惟不得享有記錄日期乃在有關認購日或該日之前宣派或建議或議決派發或作出，並已於有關認購日通知聯交所有關派發數額及記錄日期之股息或其他分派。

(E) 本公司將於根據契據配發有關股份後，於實際情況下盡快(無論如何不得遲於有關認購日之後十個營業日內)向持有認股權證證書所代表之認股權證之認股權證持有人免費發給下列各項：

(i) 認股權證持有人名下有關股份之股票；

(ii) 在適用之情況下，以記名方式發行該等認股權證持有人名下任何未經行使之有關認股權證證書之認購權之餘額認股權證證書；

(iii) 在適用之情況下，以記名方式證明行使認購權之認股權證持有人可根據契據配發本公司股本中額外賬面值之權利之證書；及

(iv) 在適用之情況下，根據上文第(C)段所述之條文所保留之認購權於行使時所支付行使款項之零碎餘額之證書。

因行使認購權而發出之股票、餘額認股權證證書(如有)、證明配發額外股本賬面值(如有)之權利之證書及本公司保留之行使款項餘額之證書(如有)

將以郵遞方式寄予認股權證持有人或(如屬聯名持有人)名列股東名冊首位之人士之地址，風險概由認股權證持有人承擔。倘本公司同意，該等證書可事先安排暫時保存於過戶登記處，待有關認股購證持有人到取。

2. 認購價之調整

契據載有關於調整認購價之詳細規定，以下為契據內有關調整認購價之條文概要：

(A) 認購價將依照契據所載規定予以調整(下文(B)及(C)段所載之情況除外)：

(i) 股份因合併或拆細而更改面值；

(ii) 本公司以溢利或儲備(包括任何股份溢價賬或資本贖回儲備金)撥充資本之方式發行入賬列作繳足股款之股份(根據以股代息計劃除外)；

(iii) 本公司就削減資本或其他事項分派資本(定義見契據)予其股份持有人(以其身份行事)；

(iv) 本公司向股份持有人(以其身份行事)授予以收購本公司或其任何附屬公司現金資產之權利；

(v) 本公司向股份持有人提出可按低於市價(按契據所載規定計算)90%之價格認購新股份之供股建議或授予購股權或認股權證；

(vi) 本公司或其任何其他公司以現金作為全部代價發行可轉換、交換或附有權利認購新股份之證券，而每股股份之實際代價(定義見契據)總額低於市價(根據契據所載方法計算)之90%或任何該類發行之條款有所更改以致所述實際代價總額低於市價之90%者；

(vii) 本公司以現金作為全部代價按低於市價(根據契據所載方法計算)之90%之價格發行股份(根據購股權計劃者除外)；及

(viii) 董事認為對認購價進行調整乃屬適當之情況下註銷本公司購回之任何股份(於聯交所或就此確認之任何證券交易所購回除外)。

(B) 除下文(C)段所述情況外，在下列情況下則毋須進行上文(A)段所述之調整：

(i) 因行使附於可換股之證券之換股權或行使可認購股份之任何權利(包括認購權)而發行已繳足股款股份；

(ii) 根據購股權計劃向執行董事或本公司或其任何附屬公司之僱員或彼等之遺產代理人，發行股份或本公司或任何附屬公司發行可悉數或部分兑換成股份之其他證券或可認購股份之權利；

(iii) 本公司發行股份或本公司或任何附屬公司發行可悉數或部分兑換成股份之證券或可認購股份之權利，作為收購任何其他證券、資產或業務之代價或部分代價；

(iv) 按契據所載之條款及條件於若干情況下設立之認購權儲備(定義見契據)(或根據任何其他全部或部分可兑換成股份之證券或認購股份之權利之條款已設立或可能設立之任何類似儲備)全部或部分撥充資本之方式發行繳足股份；

(v) 發行股份以代替現金股息，將不少於依此發行之股份面額之款額撥充資本，而此等股份之市價(根據契據所載方法計算)不高於股東原可選取或原應以現金收取之股息款額之110%；及

(vi) 發行認股權證。

(C) 若董事在任何情形下認為不應按上述條文之規定對認購價進行調整，或應根據不同基準計算，或即使上述條文並無規定須對認購價作出調整但認為應進行調整，則董事可委任一間經核准之商人銀行代為研究擬進行之調整(或不進行調整)能否公平及適當反映受影響人士之相對利益。若此經核准之商人銀行確認，則應以此商人銀行證明認為適當之方式對原擬調整加以修訂或廢除或在原無調整基礎上進行調整(其中包括作出以不同基準計算之調整，但並不以此為限)，而不受上文(A)及(B)段各條文之規限。

附

2.

要

(D) 認購價之任何調整均須算至最接近之1仙，故不足0.5仙者須下調至整數，而0.5仙或以上者上調至整數。如認購價減少之數額少於1仙，則不予調整，而其他所需之任何調整均不予結轉。任何會致使認購價增加之調整均不得作出(股份合併除外)。

(E) 認購價之每項調整須由核數師或經核准之商人銀行證實，載有每項有關調整之詳情之通知書亦須發送予各認股權證持有人。由核數師及／或經核准之商人銀行所發出之證明書於當時在本公司之香港主要營業地點可供查閱，證明書副本可供免費索取。

3. 記名認股權證

認股權證將以記名方式發行。本公司有權視認股權證之登記持有人為絕對擁有人，因此，除非經由具有關司法權力之法院頒令或法例規定，否則本公司毋須承認任何人士對有關認股權證所提出之衡平權或其他賠償或權益要求，而不論其是否已向本公司發出明文或其他通知。

4. 轉讓、過戶、登記、投票及文件銷毀

(A) 認股權證證書所代表之認購權可以通用格式之轉讓契據或其他另由董事批准之格式之轉讓契據按認購權之整筆初步認購價5,800港元或其倍數辦理轉讓。本公司須就此存置一份登記名冊。認股權證之轉讓須經轉讓人及承讓人雙方簽署，方可作實。就股份之登記、轉讓及過戶及認股權證持有人之登記而言，本公司不時生效之細則之條文(在加以必要之變通後，倘與契據之條文不一致則除外)須應用於認股權證之登記、轉讓及過戶及登記名冊，惟本公司毋須於香港以外任何地區存置認股權證持有人之登記名冊，倘經本公司董事決議有此必須，則當別論。只要於香港一直存置認股權證持有人之登記名冊，董事可於任何時間決議註銷彼等於未來決議成立之認股權證持有人海外分冊。

(B) 倘轉讓人及承讓人為一間認可結算所(定義見證券及期貨條例)或該結算所之代名人，有關轉讓可以機印方式簽署，惟該機印之簽署必須與過戶登記處所存有之樣本一致，或經授權人士親筆簽名核實。

(C) 契據於參照本公司不時生效之細則之若干條文後載入多項條文，藉以監管可同時持有一份認股權證之最高人數，認股權證持有人可委任之委任代表、律師及公司代表，認股權證持有人如何簽署及送達用以委任委任代表、律師、公司代表之文據，認股權證持有人、彼等之委任代表、律師及

公司代表於認股權證持有人大會上投票及發言之權利，一份認股權證之聯名持有人之權利，以及如何銷毀已登記或註銷之文件。

5.　購回及註銷

本公司或其任何附屬公司可隨時以下列方式購回認股權證：

(i)　以任何價格在公開市場或招標(所有認股權證持有人均可投標)；或

(ii)　以私人協議方式按不高於購回日期前認股權證在聯交所之收市價110%之價格(費用不計算在內)購回認股權證；

但不得按其他方式購回。所有按上述方式購回之認股權證將立即註銷，不得再發行或再出售。

6.　認股權證持有人大會及權利修訂

(A)　契據載有關於為考慮可影響認股權證持有人權益之事項而召開之認股權證持有人大會之規定，其中包括修訂契據之規定之特別決議案。凡於此等大會正式通過之特別決議案對認股權證持有人均具約束力而不論個別持有人曾否出席該大會。

(B)　認股權證當時附有之全部或任何權利(包括契據之任何條文)可不時(無論本公司是否清盤)予以修訂或廢除(包括豁免遵守契據所載之任何條文，或放棄追究或批准任何以往曾經出現或建議作出之違背此等條文之事項，惟此舉並不影響本文之一般性效力)，而進行上述事宜之前須以特別決議案方式認可，並足以使有關修訂或廢除生效。

(C)　倘認股權證持有人為一間認可結算所(定義見證券及期貨條例)或該結算所之代名人，而(就上述任何一種情況而言)該結算所或代名人為公司，則持有人可酌情授權該名／等人士於任何認股權證持有人大會或任何類別認購權持有人大會上作為其代表或委任代表，惟倘多於一名人士獲授權，則授權文件或代表委任表格須清楚註明各獲授權人士代表或委任代表之認股權證之數目及(如適用)類別。就於有關授權中指明之認股權證之數目及(如適用)類別而言，每名獲授權人士將賦予權利與權力，可行使猶如該名人士為由結算所(或其代名人)持有之認股權證之記名持有人擁有之同等權利與權力。

7. 暫停辦理認股權證持有人登記手續

董事可不時決定暫停辦理認股權證轉讓登記及暫停辦理認股權證登記手續之期限，惟在任何一個年度內，該暫停辦理轉讓登記及登記手續之期限不得超過三十天，或於取得認股權證持有人之普通決議案批准後，該段期間或該等期間合共不得超過六十天。凡於暫停辦理登記手續之期間轉讓或行使附於認股權證之認購權，對本公司與任何提出轉讓有關認股權證之人士或(視乎情況而定)對本公司與行使認股權證(而非其他認股權證)附有之認購權之認股權證持有人而言，有關轉讓或認購權之行使將視為恢復辦理登記手續後隨即進行論。

8. 海外認股權證持有人

概無認股權證所代表之認購權可由任何一名身為於受限制司法權區(定義見下文)之居民或國民之人士行使，而認股權證持有人於行使一份認股權證所代表之任何認購權時，將構成行使認購權之認股權證持有人之一項確認、聲明及保證，指該名認股權證持有人並非受限制司法權區之居民或國民，另該名認股權證持有人亦已取得所有必需之政府、監管機構或其他同意或批准並完成一切手續，藉以使其合法及有效地行使有關之認購權，而本公司則可合法及有效地就此配發股份。就契據而言，「**受限制司法權區**」包括美國(其國土或屬地)，英國，加拿大，根據當地法律認股權證持有人(為受限制司法權區之國民或居民)無法合法行使認購權之司法權區，或根據法律本公司無法履行契據表明本公司須承擔之責任或在本公司必須首先嘗試於該司法權區採取若干行動後才能合法履行其該等責任之司法權區，以及董事不時指定之任何其他地區、國家或領土。董事於指定某地區、國家或領土後，須於實際可行情況下盡快通知認股權證持有人有關該指定。

9. 補發認股權證證書

若認股權證證書遭損壞、塗污、遺失或損毀，本公司可酌情補發新證書，除非董事另行決定，補領地點為本公司當時之過戶登記處之總辦事處，補領新證書須繳交有關費用並按本公司所規定之證明、賠償及／或保證之條件辦理。此外，並須繳交本公司所釐定不超過2.50港元(或聯交所制定之規則不時允許之較高數額)之費用。損壞或塗污之認股權證證書須交回方可補領新證書。

倘遺失認股權證證書，則香港法例第32章公司條例第71A條將會適用，猶如該條所指之「股份」包含認股權證。

10. 認購權之保障

契據載有本公司之若干承諾及對本公司之若干規限，以保障認購權。其中包括下列各項：

(i) 對本公司以溢利或儲備資本化發行證券之限制，惟不包括(a)向股份持有人發行繳足股款股份；或(b)誠如2(B)(iv)段所述者；或(c)以2(B)(v)段之方式以發行股份代替現金股息；及

(ii) 對發行可換股證券之能力之若干限制。

11. 本公司清盤

倘通過一項有關本公司自動清盤之有效決議案，則

(a) 倘清盤乃根據認股權證持有人或彼等之指定人士（作為其中一方）為重組及合併之目的而以特別決議案之方式通過就此目的制定之協議計劃而進行，或清盤乃符合向認股權證持有人提出之建議而進行，並經特別決議案通過批准，則該協議計劃或建議（視屬何情況而定）之條款將對全體認股權證持有人具有約束力；及

(b) 為進行自願清盤，本公司須召開股東特別大會通過所需決議案。而各認股權證持有人均有權於該大會舉行前兩個營業日當日營業時間結束前，以不可撤回之方式將其認股權證證書，連同已填妥之認購表格及行使款項或有關部分之款項（倘為部分行使，必須為認購權每單位5,800港元之完整倍數）交回本公司，以行使其於認股權證證書所代表之認購權（詳列於其呈交之認購表格內）。本公司將盡快，惟無論如何不遲於緊接建議召開股東大會當日前一天，向認股權證持有人配發因行使上述認股權證所代表之認購權而將予發行之股份。

本公司須於該股東週年大會（會上將提呈上文(b)段所述之決議案）之通告向股東寄發後七日內，向認股權證持有人寄發提呈該決議案之通告。向認股權證持有人發出之通告必須提醒認股權證持有人於上文(b)段所述之權利。

倘上文(b)段所述之任何決議案獲得通過，本公司將於該通過後七日內向認股權證持有人發表通告知會決議案獲通過一事。

除上述者外，倘本公司清盤，於清盤開始時尚未行使之所有認購權將告失效，各份認股權證證書就任何目的而言將不再生效。

12. 催促行使

如在任何時間未行使之認股權證附帶之認購權可認購相等於或少於6,380,000港元股份之權利，則本公司可於發出不少於三個月之通知期後要求認股權證持有人行使其認購權，或讓其失效。上述通知期滿後，所有尚未行使之認股權證將自動註銷。

13. 進一步發行

本公司將於上市規則之限制下有充份自由進一步發行認股權證。然而，認股權證持有人並不會因成為認股權證持有人後，而有權參與任何分派或本公司進一步發行證券等事項。

14. 本公司之承諾

除本公司就授出及行使認購權及其保護方面作出之承諾外，本公司在契據中亦作出當中包括以下的承諾：

(a) 就仍然在聯交所上市之股份而言，本公司將盡力確保於認購期內所有時間，認股權證可獲准在聯交所上市；

(b) 就仍然在聯交所上市之股份而言，本公司將盡力確保於行使認購權時配發之所有股份可獲准在聯交所上市(及於股份上市當時之任何其他證券交易所)；

(c) 本公司一般會於向股份持有人寄發經審核賬目及任何其他通告、報告及通訊寄發之同時，將該等文件寄發予各認股權證持有人；及

(d) 就因簽署契據、設立及首次發行記名認股權證、行使認購權及因行使認購權而發行股份而言，支付所需支付之一切香港及(如適用)百慕達之印花稅、登記手續費或其他類似費用。

15. 通告

(A) 契據載有關於向認股權證持有人發出通告之規定。

(B) 各認股權證持有人須向本公司登記其於香港或其他地區之地址，而本公司亦將按該地址向認股權證持有人寄發通告。倘任何認股權證持有人未能登記有關地址，則給予該認股權證持有人之通告將以本文其後所述之任何方式寄發予最後所知之辦事處或住址，或倘並無該地址，則張貼於本公司在香港之總辦事處及主要營業地點，為期三天。

(C) 通告可以郵遞、郵資已付郵件(倘為海外地址且可使用空郵服務，則以空郵方式)之方式發放。

(D) 就任何聯名持有人之認股權證之所有通告將給予任何名列登記名冊上排名首位之人士，而所給予之通告應充分知會該份認股權證之所有聯名持有人。

(E) 上文(B)段所述以親身送達或預付郵資方式發放通告或於本公司註冊辦事處張貼通告，均被視作於函件獲送達或投遞至郵箱後第一天即告送達，或(視屬何情況而定)於張貼該通告後第一天即告送達。

16. 管制法例

契據及認股權證受香港法例管制，並將按香港法律詮釋。

責任聲明

本通函乃遵照上市規則之規定提供有關本集團之資料，董事願共同及個別對此負全責。董事在作出一切合理查詢後確認，就彼等所深知及確信：(1)本通函所載資料在各重大方面均屬準確及完整，且無誤導成分；(2)本通函並無遺漏其他事實，以致當中所載任何內容產生誤導；及(3)本通函所表達意見乃經審慎周詳考慮後始行作出，並以公平合理之基準及假設為基礎。

REXCAPITAL International Holdings Limited
御泰國際控股有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：155)

股東特別大會通告

茲通告御泰國際控股有限公司(「**本公司**」)謹訂於二零零五年六月六日星期一上午十時正假座香港皇后大道中99號中環中心地下一室專業聯合中心演講廳B舉行股東特別大會(「**股東特別大會**」)，以考慮及酌情通過(不論有否修訂)下列決議案為本公司之普通決議案：

普通決議案

1. 「**動議**待本公司與第一上海證券有限公司於二零零五年四月十九日就按發行價每份認股權證0.046港元配售最多550,000,000份認股權證(「**認股權證配售事項**」)訂立之認股權證配售協議(「**認股權證配售協議**」)(註有「**A**」字樣之認股權證配售協議副本已提交大會並經大會主席簽署以資識別)所載之條件達成或豁免後，及香港聯合交易所有限公司(「**聯交所**」)上市委員會批准或同意批准認股權證(定義見下文)及因行使認股權證附帶之認購權而須予發行之每股面值0.01港元之本公司股份(「**股份**」，每股股份簡稱「**股份**」)上市及買賣後，授權本公司董事(「**董事**」)進行下列事項：

    (a) 增設及發行認股權證(「**認股權證**」)。認股權證賦予按初步認購價每股股份0.116港元(可予調整及須受認股權證契據(「**契據**」)(註有「B」字樣之契據副本已提交大會並經大會主席簽署以資識別)所載之條款及條件限制)認購股份之權利，可於認股權證於聯交所開始買賣當日起計兩年內任何時間行使；以及在一般情況下根據認股權證配售協議及契據所載之條件及條款發行該等認股權證；以及為實行上述安排而作出董事認為必要或適當之一切行動及事宜；及

    (b) 配發及發行因行使認股權證或其中任何認股權證附帶之認購權而產生之新股份；及

    (c) 授權董事就有關配發及發行認股權證及因行使認股權證或其中任何認股權證所附認購權而產生之股份、實行認股權證配售事項、行使或強

* *僅供識別*

制履行認股權證配售協議項下本公司之權利及義務，作出一切行動或事宜，並對認股權證配售協議之條款作出其酌情認為適當及適宜之改動及同意該等改動。」

2. 「動議

(a) 撤銷本公司股東於二零零四年九月二十七日舉行之本公司股東週年大會上批准授予本公司董事(「**董事**」)行使本公司權力配發、發行及處理本公司股本中股份之一般授權，惟不影響通過本決議案前該等一般授權之有效行使；

(b) 在下文(d)段之規限下，並根據香港聯合交易所有限公司證券上市規則之規定，一般及無條件批准董事於有關期間(定義見下文)行使本公司所有權力配發、發行及處理本公司未發行股份或可轉換為本公司股份、購股權、認股權證或認購任何本公司股份之類似權利之證券，以及訂立或授出可能須要行使該等權力之要約、協議及購股權；

(c) 上文(b)段所述之批准須授權董事於有關期間訂立或授出可能須要於有關期間結束後行使該等權力之要約、協議、及購股權；

(d) 除根據(i)供股(定義見下文)；或(ii)行使本公司購股權計劃項下授出之任何購股權；或(iii)根據本公司不時有效之細則以配發及發行本公司股份之方式代替本公司股份之全部或部分股息之任何以股代息或類似安排；或(iv)因行使本公司任何認股權證或任何可轉換為本公司股份之證券之條款項下之認購權或轉換權而發行任何本公司股份外，董事根據上文(b)段所述之批准配發或將予有條件或無條件同意配發(不論根據購股權配發或於其他情況下配發)、發行或處理之股本面值總額，不得超過以下兩者之總額：

(aa) 於本決議案獲通過當日本公司已發行股份面值總額之20%；及

(bb) (倘董事以本公司股東透過另一項普通決議案之方式獲得授權)於本決議案獲通過後本公司購回之任何本公司股本之面值(最多

為於二零零四年九月二十七日舉行之本公司股東週年大會上通過第5項決議案當日本公司已發行股份面值總額之10%)，

而根據本決議案(b)段之授權須按此受限制；及

(e) 就本決議案而言：

「**有關期間**」指本決議案獲通過當日起至下列三者中之較早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司細則、百慕達一九八一年公司法或任何其他適用之百慕達法律規定本公司須舉行下屆股東週年大會之期限屆滿時；或

(iii) 本公司股東於股東大會通過普通決議案撤銷或更改本決議案授予董事之授權時；

「**供股**」指本公司董事於彼等指定期間，向於指定記錄日期名列本公司股東名冊之合資格股份持有人，按彼等當時之持股比例發售本公司股份，或發售或發行認股權證、購股權或其他可供認購本公司股份之證券(惟董事可就零碎股權，或經考慮香港以外任何司法權區之法律，或任何認可監管機構或任何香港以外證券交易所之規定項下之任何限制或義務，或由於判斷該等法律或規定項下有否存在任何限制或義務(或限制或義務之程度)而可能涉及之支出或延誤，作出彼等認為必要或適當之豁免或其他安排。)」

3. 「**動議**待上文第2項普通決議案獲正式通過後，在授予本公司董事行使本公司權力根據上文第2項決議案配發、發行及處理未發行本公司股份之無條件一般授權上加上一筆相當於本決議案獲通過後本公司購回之本公司股本之面值總額之款額(惟不得超過二零零四年九月二十七日舉行之本公司股東週年大會上通過第5項決議案當日本公司已發行股份面值總額之10%)，藉以擴大一般授權。」

4. 「**動議**待香港聯合交易所有限公司上市委員會批准因行使於二零零二年七月二十九日採納之購股權計劃之更新計劃授權限額(「**計劃授權限額**」)項下

2.

授出之購股權而將予以本決議案下文(a)段所載形式發行本公司股本中之股份上市及買賣後，

(a) 批准更新最多於本決議案獲通過當日本公司已發行股份10%之計劃授權限額；及

(b) 授權本公司董事就彼等認為對實行上述安排乃屬必要或適宜之情況下，作出一切行動及事宜及簽立一切文件，包括(如適用)蓋章。」

承董事會命
御泰國際控股有限公司
主席
陳孝聰

香港，二零零五年五月二十日

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港總辦事處及主要營業地點：
香港
皇后大道中183號
新紀元廣場
中遠大廈
34樓3402室

附註:

1. 凡有權出席股東特別大會並於會上投票之股東，均有權委派一位或以上之人士代其出席及在本公司細則條文許可下代其投票。受委派之代表毋須為本公司股東，惟須親身出席股東特別大會代表有關股東。如按此委派超過一名代表，須註明每位按此委派之代表所代表之股份數目及類別。

2. 隨附適用於股東特別大會之代表委任表格。該份表格亦可於香港聯合交易所有限公司網站下載，網址為http://www.hkex.com.hk。代表委任表格必須按表格上印備之指示填妥及簽署，連同簽署人士之授權書或其他授權文件(如有)或經簽署證明之授權書或其他授權文件副本，最遲須於股東特別大會或其任何續會指定舉行時間四十八小時前交回本公司之香港股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心46樓)，方為有效。填妥及交回代表委任表格後，股東仍可按意願親身出席大會或其任何續會，並於會上投票。

3. 如屬股份之聯名登記持有人，彼等中任何一人均可於股東特別大會上就有關股份親身或委派代表投票，猶如彼獨自持有該等股份一樣，惟如超過一名該等聯名持有人親身或委派代表出席股東特別大會，則只有就該等股份而名列本公司股東名冊首位之人士，才有資格就該等股份投票。

4. 就上述第2項及第3項之決議案而言，本公司現正尋求本公司股東批准授予本公司董事一般授權，以根據香港聯合交易所有限公司證券上市規則授權配發及發行股份。除上述第1項決議案所述之認股權證配售事項項下將予發行之股份及因行使本公司購股權計劃項下授出之購股權或本公司股東可能批准以配發及發行股份之方式代替股份之全部或部分股息之任何以股代息或類似安排而將予發行之股份外，本公司董事目前並無計劃發行新股份。

5. 第2及3項普通決議案將以投票方式進行表決。



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 155)

FORM OF PROXY FOR SPECIAL GENERAL MEETING

I/We[1] ____

of ____

being the registered holder(s) of [2] ______________ share(s) of HK$0.01 each (the "Share(s)") in the capital of REXCAPITAL International Holdings Limited (the "Company"), HEREBY APPOINT ______________

of ____

OR FAILING HIM THE CHAIRMAN OF THE MEETING [3] (as defined below) as my/our proxy to attend and act for me/us and on my/our behalf at the Special General Meeting of the Company to be held at Lecture Room B, Joint Professional Centre, Unit 1, Ground Floor, The Center, 99 Queen's Road Central, Hong Kong on Monday, 6 June 2005 at 10:00 a.m. (the "Meeting") for the purpose of considering and, if thought fit, with or without modification, passing the resolutions as set out in the notice convening the Meeting (the "Notice of Meeting") and at the Meeting to vote for me/us and in my/our name(s) in respect of such resolutions as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTIONS		FOR[4]	AGAINST[4]
1.	To approve the issue of warrants and the grant of the specific mandate to issue new shares arising from the exercise of the subscription rights attaching to the warrants.		
2.	To refresh the general mandate to the directors to issue, allot and otherwise deal with the shares of the Company.		
3.	To add the nominal amount of the shares repurchased by the Company to the mandate granted to the directors under resolution no. 2.		
4.	To refresh the 10% scheme mandate limit under the share option scheme.		

Signature(s) ______________________________

Full name(s) (Block Capitals) ______________

Dated this ____________ day of ____________ 2005

Notes:

1. Full name(s) and address(es) must be inserted in **BLOCK CAPITALS**. The names of all joint registered holders should be stated.
2. Please insert the number of Shares registered in your name(s) and to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all Shares registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, strike out the relevant reference and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT:** If you wish to vote for the resolution, tick in the relevant box marked "For". If you wish to vote against the resolution, tick in the relevant box marked "Against". If no direction is given the proxy will vote or abstain as he/she thinks fit. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the Meeting in addition to the one referred to in the Notice of Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign on behalf of the corporation.
6. In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a certified copy of such power of attorney or authority, must be deposited at the Company's branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof.
7. In the case of joint holders of a Share, if more than one of such joint holders are present at the Meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion of this form will not preclude you from attending and voting at the Meeting if you so wish.



REXCAPITAL International Holdings Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 155)

PRIVATE PLACING OF LISTED WARRANTS

The circular in relation to, among other matters, the Warrant Placing together with the notice of SGM will be despatched on 20 May 2005 to the Shareholders and, for information only, the holders of the share options granted under the share option scheme of the Company.

Reference is made to the announcement (the "Placing Announcement") of REXCAPITAL International Holdings Limited (the "Company") dated 21 April 2005 in relation to the proposed private placing of up to 550,000,000 Warrants at an issue price of HK$0.046 per Warrant on a best effort basis. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as those defined in the Placing Announcement.

The Directors are pleased to announce that the circular in relation to, among other matters, the Warrant Placing together with the notice of SGM will be despatched on 20 May 2005 to the Shareholders and, for information only, the holders of the share options granted under the share option scheme of the Company.

The expected timetable for the Warrant Placing is set out below:

SGM	10:00 a.m. on Monday, 6 June 2005
Despatch of the prospectus	Tuesday, 7 June 2005
Latest time for submitting the application forms for the Warrants accompanied by appropriate remittances	12:00 noon on Monday, 13 June 2005
Warrant certificates to be despatched on or before	Friday, 17 June 2005
Dealings in the Warrants on the Stock Exchange to commence on	Monday, 20 June 2005

By order of the Board
REXCAPITAL International Holdings Limited
Chan How Chung, Victor
Chairman

As at the date of this announcement, Mr. Chan How Chung, Victor, Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre are the executive Directors, and Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Chan Pei Cheong, Andy are the independent non-executive Directors.

Hong Kong, 19 May 2005

Please also refer to the published version of this announcement in The Standard.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 155)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting ("SGM") of REXCAPITAL International Holdings Limited (the "**Company**") will be held at Lecture Room B, Joint Professional Centre, Unit 1, Ground Floor, The Center, 99 Queen's Road Central, Hong Kong, on Monday, 6 June 2005 at 10:00 a.m. for the purpose of considering and, if thought fit, passing, with or without amendments, the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

1. "**THAT** subject to the fulfillment or waiver of the conditions set out in the warrant placing agreement (the "**Warrant Placing Agreement**") dated 19 April 2005 and made between the Company and First Shanghai Securities Limited (a copy of the Warrant Placing Agreement has been produced to the meeting and marked "A" and signed by the chairman of the meeting for the purpose of identification) in relation to the placing of up to 550,000,000 Warrants at the issue price of HK$0.046 per Warrant (the "**Warrant Placing**") and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") granting or agreeing to grant the listings of and permission to deal in the Warrants (as defined below) and the shares of HK$0.01 each in the Company (the "**Shares**" and each a "**Share**") which may fall to be issued upon the exercise of the subscription rights attaching to the Warrants, the directors of the Company (the "**Directors**") be and they are hereby authorised:

   (a) to create and issue warrants (the "**Warrants**") conferring rights to subscribe for Shares exercisable at any time within the two-year period from the date on which dealings in the Warrants on the Stock Exchange shall commence, at an initial subscription price of HK$0.116 per Share, subject to adjustment and subject to the terms and conditions set out in the warrant instrument (the "**Instrument**") (a copy of the Instrument has been produced to the meeting and marked "B" and signed by the chairman of the meeting for the purpose of identification) and to issue such Warrants generally subject to the terms and conditions set out in the Warrant Placing Agreement and the Instrument and to do all such acts and things as the Directors consider necessary or expedient to give effect to the foregoing arrangements; and

   (b) to allot and issue new Shares arising from the exercise of subscription rights attaching to the Warrants or any of them; and

   (c) the Directors be and are hereby authorised to do all acts and things in connection with the allotment and issue of the Warrants and the Shares arising from the exercise of subscription rights attaching to the Warrants or any of them, the implementation of the Warrant Placing, the exercise or enforcement of the Company's rights and obligations under the Warrant Placing Agreement and to make and agree such variations of the terms of the Warrant Placing Agreement as it may in its discretion consider to be appropriate and desirable."

2. "**THAT**

   (a) the general mandate granted to the directors of the Company (the "**Directors**") to exercise the powers of the Company to allot, issue and deal with shares in the capital of the Company as approved by the shareholders of the Company at the annual general meeting of the Company held on 27 September 2004 be and is hereby revoked (without prejudice to any valid exercise of such general mandate prior to the passing of this resolution);

   (b) subject to paragraph (d) below, pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and deal with the unissued shares of the Company or securities convertible into shares of the Company, options, warrants or similar rights to subscribe for any shares of the Company and to make or grant offers, agreements and options, which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (c) the approval in paragraph (b) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

   (d) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to options or otherwise), issued or dealt with by the Directors pursuant to the approval in paragraph (b) above, otherwise than pursuant to (i) a Rights Issue (as defined below); or (ii) the exercise of any options granted under the share option scheme of the Company; or (iii) any scrip dividend or similar arrangements providing for the allotment and issue of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the bye-laws of the Company in force from time to time; or (iv) any issue of shares of the Company upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any securities which are convertible into shares of the Company, shall not exceed the aggregate of:

      (aa) 20% of the aggregate nominal amount of the issued shares of the Company on the date of the passing of this resolution as at the date of passing this resolution; and

      (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any share capital of the Company repurchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10% of the aggregate nominal amount of the issued shares of the Company on the date of the passing of resolution no. 5 at the annual general meeting of the Company held on 27 September 2004),

      and the authority pursuant to paragraph (b) of this resolution shall be limited accordingly; and

   (e) for the purposes of this resolution:

      "**Relevant Period**" means the period from the date of the passing of this resolution until whichever is the earliest of:

      (i) the conclusion of the next annual general meeting of the Company;

      (ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company, the Companies Act 1981 of Bermuda or any other applicable law of Bermuda to be held; or

      (iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution;

      "**Rights Issue**" means an offer of shares of the Company, or offer or issue of warrants, options or other securities giving rights to subscribe for shares of the Company open for a period fixed by the Directors to eligible holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of shares of the Company (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, or having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the existence or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction outside Hong Kong or any recognised regulatory body or any stock exchange outside Hong Kong)."

3. "**THAT** subject to the ordinary resolution no. 2 above being duly passed, the unconditional general mandate granted to the directors of the Company to exercise the powers of the Company to allot, issue and deal with unissued shares of the Company pursuant to resolution no. 2 above be and is hereby extended by the addition thereon of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this resolution, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued shares of the Company on the date of the passing of resolution no. 5 at the annual general meeting of the Company held on 27 September 2004."

4. "**THAT** subject to and conditional upon the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of the listing of and permission to deal in the shares in the share capital of the Company to be issued pursuant to the exercise of option granted under the refreshed scheme mandate limit (the "**Scheme Mandate Limit**") under the share option scheme adopted on 29 July 2002 in the manner as set out in paragraph (a) of this Resolution below,

   (a) the refreshment of the Scheme Mandate Limit of up to 10% of the shares of the Company in issue as at the date of passing of this resolution be and is hereby approved; and

(b) the directors of the Company be and are hereby authorised do all such acts and things and execute all such documents, including under seal where applicable, as they consider necessary or expedient to give effect to the foregoing arrangement."

By order of the Board
REXCAPITAL International Holdings Limited
Chan How Chung, Victor
Chairman

Hong Kong, 20 May 2005

As at the date of this announcement, the board of directors of the Company comprises five executive directors namely Mr. Chan How Chung, Victor, Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Chan Pei Cheong, Andy.

Notes:

1. A member entitled to attend and vote at the SGM is entitled to appoint one or more proxy to attend and, subject to the provisions of the Bye-laws of the Company, to vote on his behalf. A proxy need not be a member of the Company but must be present in person at the SGM to represent the member. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

2. In order to be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and deposited together with a power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority, at the branch share registrar of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the SGM or any adjournment thereof. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the SGM or any adjournment thereof, should you so wish.

3. In the case of joint holders of shares, any one of such holders may vote at the SGM, either personally or by proxy, in respect of such share as if he was solely entitled thereto, but if more than one of such joint holder are present at the SGM personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

4. In relation to resolutions numbered 2 and 3 above, approval is being sought from the shareholders of the Company for the grant to the Directors of a general mandate to authorise the allotment and issue of shares under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The directors of the Company have no immediate plans to issue new shares other than the shares to be issued under the warrant placing as set out in resolution numbered 1 above and the shares which may fall to be issued upon the exercise of the options granted under the share option schemes of the Company or any scrip dividend scheme or similar arrangement providing for the allotment and issue of shares in lieu of whole or part of a dividend which may be approved by shareholders of the Company.

5. The voting on resolutions numbered 2 and 3 will be conducted by way of a poll.

Please also refer to the published version of this announcement in The Standard.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

ANNOUNCEMENT

Termination of the acquisition of REXCAPITAL Financial Group Limited

Reference is made to the joint announcement of REXCAPITAL International Holdings Limited (the "Company") and REXCAPITAL Financial Holdings Limited (the "Vendor") dated 8 April 2005 regarding the further extension of the completion date of the sale and purchase agreement dated 12 January 2004 entered into between the Vendor and REXCAPITAL Group Limited (the "Purchaser"), a wholly-owned subsidiary of the Company, under which the Vendor has agreed to sell to the Purchaser (the "Transaction") the entire issued share capital of REXCAPITAL Financial Group Limited ("RFGL"), as amended by the supplemental letters dated 8 April 2004, 27 May 2004, 29 June 2004, 29 July 2004, 25 August 2004, 23 September 2004, 25 October 2004, 26 November 2004, 29 December 2004, 4 January 2005, 28 January 2005 and 8 April 2005 (the "Agreement"). Under the Agreement, the consideration payable by the Purchaser for the Transaction was HK$229 million and the Transaction constituted a major transaction of the Company. As previously disclosed, the supplemental letters were entered into to extend the long stop date of the Agreement until all the conditions of the Agreement were fulfilled and to extend the completion date of the Agreement to provide the Purchaser with further time to conduct an update due diligence review on RFGL and its subsidiaries (the "RFGL Group").

The Company wishes to inform its shareholders that the Purchaser has on 6 May 2005 issued a letter to the Vendor, exercising its right under the Agreement to terminate the Agreement with immediate effect since the Purchaser was not satisfied with the results of its update due diligence review on the RFGL Group. The Company has not received any objection to the termination from the Vendor. If there is any new development in this matter (including any matter having a material adverse effect on the Company), the Company shall make a further announcement. The termination of the Agreement does not have any financial impact on the Company. Meanwhile, the Company shall continue its existing business and shall continue to look for other investment opportunities, however no specific target has been identified at the moment.

As previously disclosed, the directors of the Company decided to enter into the Agreement because at that time they considered that the Agreement will be in the interests of the Company and its shareholders as a whole as the Transaction will allow the Company to strengthen its existing business, widen the scope of its services and provide a complete platform for its principal business and hence broaden its earnings base.

RFGL is an investment holding company and its subsidiaries are principally engaged in the provision of financial services including broking, securities margin financing and asset management.

The Company is principally engaged in investment holding. The subsidiaries of the Company are principally engaged in strategic investments and capital market activities in Asia, i.e. participation in primary and secondary securities market and provision of capital market advisory services.

There is no shareholding relationship between the Company and the Vendor. The Company has been informed by Mr. Chan How Chung, Victor, who is an executive director of both the Company and the Vendor, that as at the date of this announcement, he is interested in 25.03% and 67.95% (including deemed security interest in the Vendor) of the issued share capital of the Company and the Vendor respectively.

As at the date of this announcement, the board of directors of the Company comprises five executive directors namely Mr. Chan How Chung, Victor, Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Chan Pei Cheong, Andy.

By order of the Board
REXCAPITAL International Holdings Limited
Chan How Chung, Victor
Chairman

Hong Kong, 6 May 2005

Please also refer to the published version of this announcement in The Standard.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

CHANGE OF COMPANY SECRETARY

The board of directors (the "Board") of REXCAPITAL International Holdings Limited (the "Company") announces that with effect from 3 May 2005, Mr. Tsang Wai Wa has been appointed as the company secretary of the Company. Mr. Tsang is a fellow member of the Chartered Association of Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants. Miss Ng Yuen Yee has resigned as the company secretary of the Company will effect from 3 May 2005.

As at the date of this announcement, the Board comprises five executive directors namely Mr. Chan How Chung, Victor, Miss Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Chan Pei Cheong, Andy.

By order of the Board
REXCAPITAL International Holdings Limited
Chan How Chung, Victor
Chairman

Hong Kong, 3 May 2005

Please also refer to the published version of this announcement in The Standard.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

ANNOUNCEMENT

Further to the announcement of REXCAPITAL International Holdings Limited (the "Company") dated 15 April 2005, the Company wishes to inform its shareholders that REXCAPITAL Technology Limited, a wholly owned subsidiary of the Company (the "Vendor") has issued a letter to Sky China Holdings Limited (the "Purchaser"), demanding payment of the amount of HK$350 million (the "Consideration") by 20 May 2005 (the "Payment Date"). The Consideration arose from the sale by the Vendor to the Purchaser of 87.5% of the entire issued share capital of REXCAPITAL Infrastructure Limited (the "Shares"). If the Purchaser fails to make full payment of the Consideration on or before the Payment Date, the Vendor shall consider taking all such further action as it may consider appropriate, including but not limited to exercising any of its rights under the share charge in relation to the Shares. A further announcement will be made by the Company shortly after the Payment Date to inform shareholders of the latest development in this matter.

As at the date of this announcement, the board of directors comprises five executive directors namely Mr. Chan How Chung, Victor, Miss Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Chan Pei Cheong, Andy.

By order of the Board
REXCAPITAL International Holdings Limited
Chan How Chung, Victor
Chairman

Hong Kong, 29 April 2005

Please also refer to the published version of this announcement in The Standard.



REXCAPITAL International Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 155)

PRIVATE PLACING OF LISTED WARRANTS

Placing Agent


第一上海
FIRST SHANGHAI GROUP

FIRST SHANGHAI SECURITIES LIMITED

PLACING OF WARRANTS

The Directors are pleased to announce that on 19 April 2005, the Warrant Placing Agreement was entered into between the Company and the Placing Agent in relation to a private placing of up to 550,000,000 Warrants at an issue price of HK$0.046 per Warrant on a best effort basis.

The Warrants entitle the Placees to subscribe for the New Shares at an initial exercise price of HK$0.116 per New Share (subject to adjustment) for a period of two years commencing from the date on which dealings in the Warrants on the Stock Exchange commence. Each Warrant carries the right to subscribe for one New Share.

Completion is subject to the fulfillment of the conditions stated in the section headed "Conditions of the Warrant Placing" below.

It is intended that the net proceeds from the Warrant Placing of approximately HK$23.6 million will be applied as general working capital of the Group.

The New Shares will be issued under the Specific Mandate to be sought at the SGM.

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Warrants and any New Shares which may fall to be allotted and issued upon exercise of the subscription rights attached to the Warrants.

RESUMPTION OF TRADING

At the request of the Company, trading in the Shares was suspended with effect from 9:30 a.m. on 19 April 2005 pending the issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 22 April 2005.

INTRODUCTION

The Directors are pleased to announce that on 19 April 2005, the Warrant Placing Agreement was entered into between the Company and the Placing Agent in relation to a private placing of up to 550,000,000 Warrants at an issue price of HK$0.046 per Warrant on a best effort basis, details of which are set out below:

WARRANT PLACING AGREEMENT

Date: 19 April 2005

Parties: (i) Issuer: the Company

(ii) Placing Agent: First Shanghai Securities Limited

The Placing Agent and its ultimate beneficial owners are independent of, and not connected with, the directors, chief executive and substantial shareholders of the Company or its subsidiaries or any of their respective associates. The Placing Agent will receive a commission equal to 3% of the aggregate principal amount of the Warrants to be placed by it.

Placees

The Warrant Placing will be conducted in compliance with the requirements set out in Appendix 6 to the Listing Rules. There will be not less than three Placees for each HK$1,000,000 of the Warrant Placing with a minimum of 100 Placees who will be independent institutional and/or private investors not connected with the directors, chief executive and substantial shareholders of the Company or its subsidiaries or any of their respective associates.

Number of Warrants

Up to 550,000,000 Warrants

Warrant Issue Price

HK$0.046 per Warrant

Exercise Price

HK$0.116 per New Share (subject to adjustment)

The exercise price of the Warrants is subject to usual adjustment provisions for warrants of similar type. The adjustment events will arise as a result of certain change in the share capital of the Company, including consolidation or sub-division or capitalisation of profits or reserves, capital distributions in cash or specie or an issue of Shares wholly for cash or for the acquisition of assets being made by the Company or an issue of securities by the Company or any of its subsidiaries convertible into or exchangeable for or carrying rights of subscription for new Shares.

The subscription rights attaching to the Warrants may be exercised within the two-year period from the date on which dealings in the Warrants on the Stock Exchange commence. Any subscription rights attaching to the Warrants which have not been exercised on or before the last day of the subscription period will lapse following such date and the Warrants will cease to be valid for all purposes. For the purpose of dealing on the Stock Exchange, a board lot of the Warrants will be Warrants entitling the holder to subscribe by an amount of HK$5,800 for, initially, 50,000 Shares.

The Warrant Issue Price and the Exercise Price were negotiated on an arm's length basis between the Company and the Placing Agent.

The Exercise Price represents (i) a discount of approximately 25.16% to the closing price of HK$0.155 per Share quoted on the Stock Exchange on 18 April 2005, being the last Trading Day before the date of the Warrant Placing Agreement; and (ii) a discount of approximately 28.92% to the average closing price of HK$0.1632 per Share quoted on the Stock Exchange for the last five Trading Days up to and including 18 April 2005.

The aggregate of the Warrant Issue Price and the Exercise Price represents (i) a premium of approximately 4.52% over the closing price of HK$0.155 per Share quoted on the Stock Exchange on 18 April 2005; and (ii) a discount of approximately 0.74% to the average closing price of HK$0.1632 per Share quoted on the Stock Exchange for the last five Trading Days up to and including 18 April 2005.

Transferability

The Warrants are freely transferable in integral multiples of 50,000 Warrants.

Completion

Completion will take place on the fifth business day after the fulfillment of the conditions referred to in the section headed "Conditions of the Warrant Placing" below.

Information of the Warrants

The Warrants will be issued to the Placees upon Completion in registered form and constituted by a deed poll. The Warrants will rank pari passu in all respects among themselves.

Each Warrant carries the right to subscribe for one New Share at the Exercise Price and is issued at the Warrant Issue Price.

The subscription rights attaching to the Warrants can be exercised at any time during a period of two years commencing from the date on which dealings in the Warrants on the Stock Exchange first commence. The New Shares, when fully paid and allotted, will rank pari passu in all respects with the then existing issued Shares.

Up to 550,000,000 Warrants are proposed to be issued. Assuming the maximum number of 550,000,000 Warrants have been placed by the Placing Agent, a total of 550,000,000 New Shares, representing (i) approximately 19.98% of the issued share capital of the Company as at the date of this announcement; and (ii) approximately 16.65% of the issued share capital of the Company as enlarged by the allotment and issue of the New Shares from the full exercise of the subscription rights attaching to the Warrants, will fall to be allotted and issued upon full exercise of the subscription rights attaching to the Warrants. The Company does not have any other securities with subscription rights other than the share options granted under the share option scheme adopted by the Company.

Conditions of the Warrant Placing

Completion shall be subject to and conditional upon:

(i) the Listing Committee of the Stock Exchange granting the listing of, and the permission deal in, the Warrants and the New Shares;

(ii) trading in the Shares on the Stock Exchange not being suspended for any single period of more than 5 Trading Days prior to Completion (other than suspension for the purpose of clearing by the Stock Exchange and/or the Securities and Futures Commission of any announcement or the prospectus relating to the Warrant Placing);

(iii) the delivery to and registration by the Registrar of Companies in Hong Kong of a copy of each of the prospectus in respect of the Warrant Placing in accordance with Section 342C of the Companies Ordinance, Cap. 32 of the Laws of Hong Kong;

(iv) the Shareholders passing at the SGM the resolutions approving the issue of the Warrants and the issue of the New Shares upon exercise of the subscription rights attached to the Warrants;

(v) the delivery to and filing with the Registrar of Companies in Bermuda of a copy of each of the prospectus in respect of Warrant Placing in accordance with applicable Bermuda law; and

(vi) if necessary, the Bermuda Monetary Authority granting its permission to the issue of the Warrants and the New Shares falling to be issued upon exercise of the subscription rights attaching to the Warrants.

If the above conditions are not fulfilled on or before 30 June 2005 (or such later date as may be agreed between the Company and the Placing Agent), the Warrant Placing Agreement will terminate and cease to have any effect and none of the parties shall have any claim against the other save for any antecedent breaches of the provisions thereof.

Voting rights for the holders of the Warrants

The holders of the Warrants will not have any right to attend or vote at any meeting of the Company by virtue of their being the holders of the Warrants. The holders of the Warrants shall not have the right to participate in any distributions and/or offers of further securities made by the Company.

Mandate to issue the New Shares

The New Shares will be allotted and issued under the Specific Mandate to be sought at the SGM.

Application for listing

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Warrants and the New Shares which may fall to be allotted and issued upon exercise of the subscription rights attached to the Warrants.

TERMINATION

It should be noted that the Warrant Placing Agreement contains provisions granting the Placing Agent the right to terminate its obligations on the occurrence of certain events including force majeure, or a material breach by the Company of its obligations, warranties or undertakings contained in the Warrant Placing Agreement, or any event which would have rendered the warranties in the Warrant Placing Agreement untrue or inaccurate in any respect, in each case prior to 9:00 a.m. on the date of Completion, which is currently expected to be on or about 31 May 2005. For this purpose, force majeure includes:

(a) the introduction of any new regulation or any change in existing law or regulation (or the judicial interpretation thereof) or other occurrence of any nature whatsoever which may in the opinion of the Placing Agent materially and adversely affect the business or the financial condition or prospects of the Group as a whole; or

(b) the occurrence of any local, regional, national or international event or change of a political, military, financial, economic or other nature which in the opinion of the Placing Agent will or may be expected to have a material adverse effect on the Warrant Placing.

If the Placing Agent exercises such right, the Warrant Placing will not proceed.

REASONS FOR THE WARRANT PLACING

The Board believes the Warrant Placing is an appropriate means of fund raising exercise for the Company. The Warrant Placing does not have any immediate dilution effect on the shareholding of the existing Shareholders. In addition to the net proceeds that will be raised upon Completion, further proceeds will be raised upon the exercise of the subscription rights attaching to the Warrants by the holders of the Warrants during the subscription period.

It is intended that the net proceeds from the Warrant Placing of approximately HK$23.6 million will be applied as general working capital of the Group. The net proceeds from the Warrant Placing will not be used to finance the completion of the major transaction as previously announced by the Company in its announcements dated 13 January 2004 and 8 April 2005, the completion of which was extended to 9 May 2005. Notwithstanding the outstanding receivable of the Group as announced by the Company in its announcement dated 15 April 2005, the fund raised from the Warrant Placing is not essential for the purpose of financing the operations of the Group, as the Group currently has sufficient working capital to carry on its principal business activities. The Group is principally engaged in the provision of financial advisory services, participation in primary and secondary securities market and money lending business for which a solid financial position is no doubt advantageous for the growth of its principal business. The Directors are of the view that the Warrant Placing is a good opportunity to strengthen the Company's financial position and enhance its ability to develop and capture business opportunities as and when they arise. In view of the above, the Directors consider that the Warrant Placing is in the interests of Company and the Shareholders.

The Board considers that the terms of the Warrant Placing including the Warrant Issue Price and the Exercise Price have been arrived at after arm's length negotiations between the Company and the Placing Agent and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The following table summaries the fund raising activities of the Group for the 12 months immediately preceding the date of this announcement:

Date of announcement	**Event**	**Net proceeds**	**Intended use of proceeds**	**Actual use of proceeds as at the date of this announcement**
8 November 2004	Placing of Shares	HK$13 million	General working capital purposes and future investment	General working capital for the daily running of business of the Group

CHANGES OF SHAREHOLDING STRUCTURE

As at the date of this announcement, the Company has 2,752,451,858 Shares in issue. The shareholding structure of the Company as at the date of this announcement and immediately upon exercise of the subscription rights attaching to the Warrants in full are as follows:

Shareholder	**At the date of this announcement**		**Immediately after exercise of the subscription rights attaching to the Warrants in full**	
	No. of Shares	*Approximate percentage*	*No. of Shares*	*Approximate percentage*
Mr. Chan How Chung, Victor ("Mr. Chan") *(Note)*	689,060,662	25.03	689,060,662	20.87
Warrant holders	–	–	550,000,000	16.65
Other public Shareholders	2,063,391,196	74.97	2,063,391,196	62.48
Total	2,752,451,858	100.00	3,302,451,858	100.00

Note: Of the 689,060,662 Shares beneficially owned by Mr. Chan, 258,052,510 and 360,000 Shares are held by Mega Market Assets Limited and Sino Success Development Corp. respectively, both of which are wholly-owned by Mr. Chan. The remaining 413,881,152 Shares and 16,767,000 Shares are held by RPI Holdings Limited and REXCAPITAL International Limited respectively, both of which are owned as to 75% by Mr. Chan.

GENERAL

The SGM will be convened and held to consider and, if thought fit, approve the issue of the Warrants and the grant of the Specific Mandate. A listing document containing further information relating to the Warrant Placing will be despatched to the Shareholders for information only.

RESUMPTION OF TRADING

At the request of the Company, trading in the Shares was suspended with effect from 9:30 a.m. on 19 April 2005 pending the issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 22 April 2005.

DEFINITIONS

Terms or expressions used in this announcement shall, unless the context otherwise requires, have the meanings ascribed to them below:

"associates"	has the meaning ascribed to this term under the Listing Rules
"Board"	the board of Directors

"Company"	REXCAPITAL International Holdings Limited, a company incorporated in Bermuda with limited liability the issued Shares of which are listed on the Stock Exchange
"Completion"	the allotment and issue of the Warrants to the Placees in accordance with the terms and conditions of the Warrant Placing Agreement
"Directors"	the directors of the Company
"Exercise Price"	an initial exercise price of HK$0.116 per New Share (subject to adjustment) at which holders of the Warrants may subscribe for the New Shares
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Share(s)"	new Share(s) which may fall to be allotted and issued upon the exercise of the subscription rights attaching to the Warrant(s)
"Placees"	the placees to be procured by the Placing Agent for the Warrants, who will be independent institutional and/or private investors not connected with the directors, chief executive and substantial shareholders of the Company or its subsidiaries or any of their respective associates
"Placing Agent"	First Shanghai Securities Limited, a licensed corporation under the Securities and Futures Ordinance, Cap. 571 of the Laws of Hong Kong
"PRC"	the People's Republic of China, which for the purpose of this announcement, exclude Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan
"SGM"	the special general meeting of the Company to be convened and held to consider and, if thought fit, to approve the issue of the Warrants and the grant of the Specific Mandate
"Share(s)"	share(s) of HK$0.01 each in the capital of the Company
"Shareholders"	holders of the Shares
"Specific Mandate"	the specific mandate to be granted to the Directors to issue the New Shares upon exercise of the subscription rights attached to the Warrants to be sought at the SGM
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Trading Day"	any day on which the Stock Exchange is open for trading of the securities listed thereon

"Warrant(s)"	up to a maximum of 550,000,000 listed warrants, in registered form, to be issued by the Company at the Warrant Issue Price, each entitles the holder thereof to subscribe one New Share at the Exercise Price up to an aggregate amount of HK$63,800,000 at any time for a period of two years commencing from the date on which dealings in the Warrants on the Stock Exchange commence
"Warrant Issue Price"	HK$0.046 per unit of Warrant to be issued pursuant to the Warrant Placing
"Warrant Placing"	a private placing of the Warrants at the Warrant Issue Price pursuant to the Warrant Placing Agreement
"Warrant Placing Agreement"	the conditional placing agreement dated 19 April 2005 made between the Company and the Placing Agent in relation to the placing of the Warrants on a best effort basis
"HK$"	Hong Kong dollars,!døe lawful currency of Hong Kong
"%"	per cent.

By order of the Board
REXCAPITAL International Holdings Limited
Chan How Chung, Victor
Chairman

Hong Kong, 21 April 2005

As at the date of this announcement, Mr. Chan How Chung, Victor, Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre are the executive Directors, and Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Chan Pei Cheong, Andy are the independent non-executive Directors.

Please also refer to the published version of this announcement in The Standard.

Investor

Investment Service Centre

[...]ted Companies Information

REXCAPITAL<00155> - Suspension of Trading

At the request of REXCAPITAL International Holdings Limited, trading in its shares has been suspended with effect from 9:30 a.m. today (19/4/2005) pending the release of an announcement relating to an issue of warrants.

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

ANNOUNCEMENT

REXCAPITAL International Holdings Limited (the "Company") makes this announcement pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange and at the request of the Stock Exchange. Further to the announcement of the Company dated 31 October 2003 and the annual report of the Company for the year ended 31 March 2004, the Company wishes to inform its shareholders that the consideration for the disposal of 875 ordinary shares of US$1.00 each in the capital of REXCAPITAL Infrastructure Limited (the "Sale Shares") amounting to HK$350 million (the "Consideration") remains outstanding and unpaid.

Reference is made to the disposal of a 87.5% shareholding interest in REXCAPITAL Infrastructure Limited by REXCAPITAL Technology Limited, an indirect wholly-owned subsidiary of the Company for HK$350 million to an independent third party Sky China Holdings Limited (the "Purchaser"). The Sale Shares represent a 87.5% interest in a national fibre optic network in China. Completion of the disposal of the Sale Shares ("Completion") took place on 31 January 2004. As provided in the relevant sale and purchase agreement, the Consideration was payable in the following manner:

(a) 40% of the Consideration (i.e. HK$140 million) was due upon Completion, i.e. 31 January 2004;

(b) 30% of the Consideration (i.e. HK$105 million) was due on the first business day immediately following 4 months from the date of Completion, i.e. 1 June 2004; and

(c) the remaining 30% of the Consideration (i.e. HK$105 million) was due on the first business day immediately following 8 months from the date of Completion, i.e. 4 October 2004.

The Company recorded a gain of HK$4,346,000 on the disposal of the Sale Shares and the Consideration was recorded as a receivable (the "Receivable") in the audited accounts of the Company and its subsidiaries (the "Group") for the year ended 31 March 2004, which accounted for approximately 73% of the Group's total assets and approximately 83% of the Group's net asset value. As at the date of this announcement, the Receivable remains outstanding and unpaid. The fact that the Receivable remains outstanding as at the date of this announcement does not have any material adverse impact on the Group's operations or financial position, since the Group has sufficient working capital to carry on the principal business activities of the Group, i.e. strategic investments and capital market activities and financing. The Company has been engaged in negotiations with the Purchaser regarding repayment of the Receivable ever since the Purchaser failed to make the first part payment on the date of Completion. The Company has not made any prior announcement regarding the Receivable not being paid by the Purchaser on the due dates mentioned above, because in the opinion of the directors of the Company (the "Directors"), an announcement as such would be prejudicial to its negotiations with the Purchaser and since the non-payment of the Receivable does not have any material adverse effect on its operations and financial position as explained above. The Stock Exchange has informed the Company that it would look into this matter.

The Company has been and continues to be engaged in negotiations with the Purchaser regarding the repayment of the Receivable on terms to be agreed. Since such negotiations are continuing and have not been terminated, the Directors are of the view that the Receivable is still recoverable and therefore no provision has been made in relation to the Receivable. As at the date of this announcement, the Company has not reached any agreement with the Purchaser regarding repayment of the Receivable. The Company intends to proceed with such negotiations. Should such negotiations come to an end, the Company shall consider what action it should take to recover the Receivable, including without limitation, the repossession of the Sale Shares and hence the 87.5% interest in the fibre optic network by enforcement of its share charge over the Sale Shares. Depending on the results of such negotiations, the Company currently expects to issue a further announcement to update shareholders of the status of this matter on or before 29 April 2005.

As at the date of this announcement, the Board comprises five executive directors namely Mr. Chan How Chung, Victor, Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Chan Pei Cheong, Andy.

By order of the Board
REXCAPITAL International Holdings Limited
Chan How Chung, Victor
Chairman

Hong Kong, 15 April 2005

Please also refer to the published version of this announcement in The Standard.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



REXCAPITAL International Holdings Limited
(Incorporated in Bermuda with limited liability)
(Stock code: 155)

REXCAPITAL Financial Holdings Limited
(Incorporated in Bermuda with limited liability)
(Stock code: 555)

JOINT ANNOUNCEMENT
FURTHER EXTENSION OF COMPLETION DATE

Reference is made to the announcement dated 28 January 2005 jointly issued by REXCAPITAL International and REXCAPITAL Financial. REXCAPITAL Group Limited (a wholly-owned subsidiary of REXCAPITAL International) and REXCAPITAL Financial have mutually agreed to extend the completion date of the Sale and Purchase Agreement to 9 May 2005.

Reference is made to the announcement dated 28 January 2005 jointly issued by REXCAPITAL International and REXCAPITAL Financial (the "Announcement"). Terms defined in the Announcement shall have the same meanings when used herein unless the context requires otherwise.

FURTHER EXTENSION OF COMPLETION DATE

To provide REXCAPITAL Group Limited (a wholly-owned subsidiary of REXCAPITAL International) with further time to conduct an update due diligence review, REXCAPITAL Group Limited and REXCAPITAL Financial have mutually agreed to extend the completion date of the Sale and Purchase Agreement to 9 May 2005 (the "Extension").

The Extension does not have any material adverse effect on the operation and financial position of each of REXCAPITAL International and REXCAPITAL Financial.

As at the date of this announcement, the board of directors of REXCAPITAL International comprises five executive directors namely Mr. Chan How Chung, Victor, Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Chan Pei Cheong, Andy; whereas the board of directors of REXCAPITAL Financial comprises three executive directors namely Mr. Chan How Chung, Victor, Ms. Lee Huei Lin and Mr. Boo Chun Lon, and three independent non-executive directors namely Mr. Yuen Wai Ho, Mr. On Kien Quoc and Mr. Chow Siu Ngor.

By order of the board
REXCAPITAL International Holdings Limited
Ng Yuen Yee
Company secretary

By order of the board
REXCAPITAL Financial Holdings Limited
Lee Huei Lin
Company secretary

Hong Kong, 8 April 2005

Please also refer to the published version of this announcement in The Standard.



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

ANNOUNCEMENT

REXCAPITAL International Holdings Limited (the "Company") makes this announcement pursuant to Rule 13.09 of the Listing Rules.

Reference is made to the announcements of the Company dated 12 July 2004 and 22 July 2004. On 30 March 2005, the board of directors of the Company (the "Board") has been informed by Mega Market Assets Limited ("Mega Market") and RPI Holdings Limited ("RPI"), substantial shareholders of the Company, that the liquidator of TKR Finance Limited (in liquidation) ("TKR Finance") has released 258,052,510 and 234,393,973 ordinary shares in the capital of the Company (the "Shares") to Mega Market and RPI respectively, representing approximately 9.38% and 8.52% of the issued share capital of the Company respectively. Such shares are beneficially owned by Mega Market and RPI and were deposited with TKR Finance for custody before it commenced the liquidation process.

Mega Market and RPI are owned as to 100% and 75% respectively by Mr. Chan How Chung, Victor ("Mr. Chan"), an executive director and the chairman of the Company. As at the date of this announcement, Mr. Chan is interested in an aggregate of 689,060,662 Shares, representing approximately 25.03% interest in the Company, out of which 258,052,510 Shares are held by Mega Market, 413,881,152 Shares are held by RPI and 17,127,000 Shares are held by two other companies in which Mr. Chan has controlling interest.

Save as disclosed above, the Board is not aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") or any material impact on the Company as a result of the matters disclosed above.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

As at the date of this announcement, the Board comprises five executive directors namely Mr. Chan How Chung, Victor, Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Chan Pei Cheong, Andy.

By order of the Board
REXCAPITAL International Holdings Limited
Chan How Chung, Victor
Chairman

Hong Kong, 30 March 2005

Please also refer to the published version of this announcement in The Standard.

Investor

Investment Service Centre

d Companies Information

REXCAPITAL<00155> - Unusual price & volume movements

The Stock Exchange has received a message from REXCAPITAL International Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the price and trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of REXCAPITAL International Holdings Limited the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the board of the Company comprises five executive directors namely Mr. Chan How Chung, Victor, Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre [illegible] three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Chan Pei Cheong, Andy.

For and on behalf of
REXCAPITAL International Holdings Limited

Chan How Chung, Victor
Director

21 February 2005"



REXCAPITAL International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 155)

APPOINTMENT OF EXECUTIVE DIRECTORS

The board of directors (the "Board") of REXCAPITAL International Holdings Limited (the "Company") announces that Mr. Chu Chik Ming, Jack ("Mr. Chu") and Mr. Seligman Pierre ("Mr. Seligman") have been appointed as executive directors of the Company with effect from 7 February 2005.

Mr. Chu, aged 49, holds a MBA degree in real estate, a Bachelor of Science degree in business management and an associate degree in construction. He is a Certified Commercial Investment Member. Mr. Chu is a non-executive director of ViaGOLD Capital Limited ("ViaGOLD"), a public company listed on the Australian Stock Exchange, since May 1999 and was appointed as the chairman of ViaGOLD since February 2004. He has extensive experience in strategic investment of number of essential business and IT projects focused at creating an e-Commerce infrastructure in China. Prior to that, Mr. Chu was a real estate consultant, consulting on project feasibility, site selection as well as property market analysis. Mr. Chu is not connected with any directors, senior management or substantial or controlling shareholders of the Company, and he does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO").

Mr. Seligman, aged 39, holds a Bachelors degree in French Literature and a textile degree in knitwear from the University of Leeds in the United Kingdom. Mr. Seligman is an executive director of ViaGOLD since February 2004. He has more than 15 years experience in local and overseas trading business working as a senior executive. Mr. Seligman is not connected with any directors, senior management or substantial or controlling shareholders of the Company. As at the date hereof, he has a beneficial interest in 23,100,000 share options of the Company. Save as aforesaid, he does not have any interests in the shares of the Company within the meaning of Part XV of the SFO.

There is no service contract between the Company and each of Mr. Chu and Mr. Seligman. They have no fixed term of service with the Company but will be subject to retirement and re-election at the next annual general meeting of the Company (thereafter retirement by rotation) pursuant to the bye-laws of the Company. Their directors' remuneration shall be determined by the Board and subject to the approval of the shareholders of the Company.

The Board would like to take this opportunity to welcome Mr. Chu and Mr. Seligman as new members of the Board.

By order of the Board
Chan How Chung, Victor
Chairman

Hong Kong, 7 February 2005

As at the date of this announcement, the Board comprises five executive directors namely Mr. Chan How Chung, Victor, Ms. Lee Huei Lin, Mr. Chan Wai Kwong, Peter, Mr. Chu Chik Ming, Jack and Mr. Seligman Pierre and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Chan Pei Cheong, Andy.

Please also refer to the published version of this announcement in The Standard.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



REXCAPITAL International Holdings Limited
(Incorporated in Bermuda with limited liability)
(Stock code: 155)

REXCAPITAL Financial Holdings Limited
(Incorporated in Bermuda with limited liability)
(Stock code: 555)

JOINT ANNOUNCEMENT
EXTENSION OF COMPLETION DATE

Reference is made to the announcement dated 29 December 2004 jointly issued by REXCAPITAL International and REXCAPITAL Financial. Approval from the Securities and Futures Commission of Hong Kong (the "SFC") as described below has been obtained and REXCAPITAL Group Limited (a wholly-owned subsidiary of REXCAPITAL International) and REXCAPITAL Financial have mutually agreed to extend the completion date of the Sale and Purchase Agreement to 8 April 2005.

Reference is made to the announcement dated 29 December 2004 jointly issued by REXCAPITAL International and REXCAPITAL Financial (the "Announcement"). Terms defined in the Announcement shall have the same meanings when used herein unless the context requires otherwise.

EXTENSION OF COMPLETION DATE

Approval from the SFC pursuant to the Securities and Futures Ordinance (Cap. 571 of The Laws of Hong Kong) in relation to the change of substantial shareholders of all relevant companies in the Sale Group has been obtained. To provide REXCAPITAL Group Limited (a wholly-owned subsidiary of REXCAPITAL International) with sufficient time to conduct an update due diligence review (the previous due diligence review was conducted more than 10 months ago), REXCAPITAL Group Limited and REXCAPITAL Financial have mutually agreed to extend the completion date of the Sale and Purchase Agreement to 8 April 2005 (the "Extension").

The Extension does not have any material adverse effect on the operation and financial position of each of REXCAPITAL International and REXCAPITAL Financial.

As at the date of this announcement, the board of directors of REXCAPITAL International comprises three executive directors namely Mr. Chan How Chung, Victor, Ms. Lee Huei Lin and Mr. Chan Wai Kwong, Peter, and three independent non-executive directors namely Mr. Chow Siu Ngor, Mr. Yin Tat Man and Mr. Chan Pei Cheong, Andy; whereas the board of directors of REXCAPITAL Financial comprises three executive directors namely Mr. Chan How Chung, Victor, Ms. Lee Huei Lin and Mr. Boo Chun Lon, and three independent non-executive directors namely Mr. Yuen Wai Ho, Mr. On Kien Quoc and Mr. Chow Siu Ngor.

By order of the board
REXCAPITAL International Holdings Limited
Ng Yuen Yee
Company secretary

By order of the board
REXCAPITAL Financial Holdings Limited
Lee Huei Lin
Company secretary

Hong Kong, 28 January 2005

Please also refer to the published version of this announcement in The Standard.





REXCAPITAL International Holdings Limited
御泰國際控股有限公司

(Incorporated in Bermuda with limited liability)

(於百慕達註冊成立之有限公司)

中期報告
Interim Report
2004/2005

The board of directors (the "Board") of REXCAPITAL International Holdings Limited (the "Company") hereby announces the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2004.

御泰國際控股有限公司(「本公司」)董事會(「董事會」)謹此公佈本公司及其附屬公司(「本集團」)截至二零零四年九月三十日止六個月之未經審核中期業績。

Consolidated Income Statement

for the six months ended 30 September 2004 (Expressed in Hong Kong dollars)

綜合損益表

截至二零零四年九月三十日止六個月(以港幣列示)

			Six months ended 30 September 截至九月三十日止六個月	
			2004 (Unaudited) 二零零四年 (未經審核)	2003 (Unaudited) 二零零三年 (未經審核)
		Note 附註	**$'000 千元**	$'000 千元
Turnover	營業額	2	**9,026**	12,141
Other income, net	其他收入淨額	3	**619**	72
Unrealized (loss)/gain on trading securities	交易證券之未變現(虧損)/收益		**(16,312)**	7,388
Cost of trading securities sold	已售交易證券成本		**(10,858)**	(6,599)
Staff costs	僱員成本		**(1,873)**	(2,593)
Amortization of goodwill	商譽攤銷		**(1,356)**	(1,356)
Depreciation	折舊		**(1)**	(3)
Other operating expenses	其他經營開支		**(3,448)**	(3,206)
(Loss)/Profit from operations	經營(虧損)/溢利		**(24,203)**	5,844
Finance costs	融資成本	6(a)	**(585)**	(1,194)
Non-operating income, net	非經營收入淨額	4	**–**	633
(Loss)/Profit from ordinary activities before taxation	除稅前日常業務(虧損)/溢利	6	**(24,788)**	5,283
Taxation	稅項	7	**–**	(372)
(Loss)/Profit from ordinary activities after taxation	除稅後日常業務(虧損)/溢利		**(24,788)**	4,911
Minority interests	少數股東權益		**–**	6
(Loss)/Profit attributable to shareholders	股東應佔(虧損)/溢利		**(24,788)**	4,917
(Loss)/Earnings per share	每股(虧損)/盈利			
Basic	基本	9(a)	**(1.45) cents 仙**	0.34 cents 仙
Diluted	攤薄	9(b)	**N/A 不適用**	0.29 cents 仙

The notes on pages 5 to 19 form part of this interim financial report.

第5至19頁之附註屬本中期財務報告之一部份。

Consolidated Balance Sheet

as at 30 September 2004 (Expressed in Hong Kong dollars)

綜合資產負債表

於二零零四年九月三十日（以港幣列示）

		Note 附註	At 30 September 2004 (Unaudited) 於二零零四年九月三十日 （未經審核） $'000 千元	At 31 March 2004 (Audited) 於二零零四年三月三十一日 （經審核） $'000 千元
ASSETS AND LIABILITIES	**資產及負債**			
Non-current assets	**非流動資產**			
Fixed assets	固定資產		**3**	4
Goodwill	商譽		**49,246**	50,602
			49,249	50,606
Current assets	**流動資產**			
Trading securities	交易證券		**13,951**	39,598
Trade and other receivables	應收賬款及其他應收款	*10*	**382,936**	390,613
Tax recoverable	可收回税項		**674**	674
Cash at banks and in hand	銀行及手頭現金		**241**	1,217
			397,802	432,102
Current liabilities	**流動負債**			
Trade and other payables	應付賬款及其他應付款	*11*	**(3,245)**	(7,352)
Other loans	其他貸款		**(3,311)**	(10,073)
Convertible notes	可換股票據		**(45,000)**	(45,000)
			(51,556)	(62,425)
Net current assets	**流動資產淨值**		**346,246**	369,677
NET ASSETS	**資產淨值**		**395,495**	420,283
CAPITAL AND RESERVES	**資本及儲備**			
Share capital	股本		**17,094**	17,094
Reserves	儲備		**378,401**	403,189
			395,495	420,283

The notes on pages 5 to 19 form part of this interim financial report.

第5至19頁之附註屬本中期財務報告之一部份。

Consolidated Statement of Changes in Equity

for the six months ended 30 September 2004 (Expressed in Hong Kong dollars)

綜合權益變動表

截至二零零四年九月三十日止六個月（以港幣列示）

		Share capital 股本 $'000 千元	Share premium 股份溢價 $'000 千元	Contributed surplus 繳納盈餘 $'000 千元	Accumulated losses 累計虧損 $'000 千元	Total 總計 $'000 千元
At 1 April 2003	於二零零三年四月一日	13,079	386,879	596,248	(623,058)	373,148
Issue of shares	發行股份	1,800	15,725	–	–	17,525
Profit for the period	期內溢利	–	–	–	4,917	4,917
At 30 September 2003	於二零零三年九月三十日	14,879	402,604	596,248	(618,141)	395,590
At 1 April 2004	於二零零四年四月一日	17,094	432,125	596,248	(625,184)	420,283
Loss for the period	期內虧損	–	–	–	(24,788)	(24,788)
At 30 September 2004	**於二零零四年九月三十日**	**17,094**	**432,125**	**596,248**	**(649,972)**	**395,495**

The notes on pages 5 to 19 form part of this interim financial report.

第5至19頁之附註屬本中期財務報告之一部份。

Condensed Consolidated Cash Flow Statement

for the six months ended 30 September 2004 (Expressed in Hong Kong dollars)

簡明綜合現金流量表

截至二零零四年九月三十日止六個月（以港幣列示）

		Six months ended 30 September 截至九月三十日止六個月	
		2004 **(Unaudited)** **二零零四年** **（未經審核）** **$'000** **千元**	2003 (Unaudited) 二零零三年 （未經審核） $'000 千元
Net cash generated from/(used in) operating activities	經營業務所得／（所用）現金淨額	**7,520**	(29,822)
Net cash generated from investing activities	投資活動所得現金淨額	**–**	50,000
Net cash (used in)/generated from financing activities	融資活動（所用）／所得現金淨額	**(8,496)**	6,837
(Decrease)/Increase in cash and cash equivalents	現金及現金等價物之（減少）／增加	**(976)**	27,015
Cash and cash equivalents at 1 April	於四月一日之現金及現金等價物	**1,217**	8,097
Cash and cash equivalents at 30 September	於九月三十日之現金及現金等價物	**241**	35,112
Analysis of the balances of cash and cash equivalents	現金及現金等價物結餘之分析		
Cash at banks and in hand	銀行及手頭現金	**241**	35,112

The notes on pages 5 to 19 form part of this interim financial report.　第5至19頁之附註屬本中期財務報告之一部份。

1 BASIS OF PREPARATION AND ACCOUNTING POLICIES

This interim financial report is unaudited, but has been reviewed by the Company's Audit Committee. The unaudited interim financial report has been prepared in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules"), including compliance with Statement of Standard Accounting Practice 25 (Revised) "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants.

The interim financial report is prepared under the historical cost convention as modified by the revaluation of trading securities at fair value.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual accounts for the year ended 31 March 2004.

2 SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Turnover represents the aggregate of servicing fees receivable from the provision of investment advisory and capital market advisory services, proceeds from sales of trading securities and interest income from money lending business for the period.

For the period ended 30 September 2003, turnover also included servicing fees receivable from the provision of telecommunications and technology-related services. This segment is classified as discontinued operation for the period ended 30 September 2004.

Business segments

The Group comprises the following main business segments:

Continuing operation: –

Strategic investments and capital market activities:
– Participation in primary and secondary securities market and provision of capital market advisory services

Financing:
– Provision of commercial and personal loans

Discontinued operation: –

Telecommunications and technology-related services:
– Provision of telecommunications and technology-related services

1 編製基準及會計政策

本中期財務報告乃未經審核，但已由本公司之審核委員會審閱。未經審核中期財務報告乃根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)之規定編製，並符合香港會計師公會所頒佈之會計實務準則第25號(經修訂)「中期財務報告」之規定。

除交易證券按公允價值重估列賬外，本中期財務報告乃按歷史成本規定編製。

編製本中期財務報告所採納之會計政策與編製本集團截至二零零四年三月三十一日止年度全年賬目所採納之會計政策一致。

2 分部呈報

分部資料按本集團之業務及經營地區分佈劃分。由於與本集團內部財務申報制度較為符合，故此選擇以業務分部資料為本集團之主要呈報方式。

營業額指期內提供投資顧問及資本市場顧問服務之應收服務費、交易證券之銷售收益及貸款業務之利息收入之總額。

截至二零零三年九月三十日止期間，營業額亦包括提供電訊及科技相關服務之應收服務費。有關分部於截至二零零四年九月三十日止期間已被列為已終止經營業務。

業務分部

本集團之主要業務分部如下：

持續經營業務：—

策略性投資及資本市場活動：
— 參與主要及次要證券市場與提供資本市場顧問服務

融資：
— 提供商業及個人貸款

已終止經營業務：—

電訊及科技相關服務：
— 提供電訊及科技相關服務

2 SEGMENT REPORTING *(continued)*

2 分部呈報 *(續)*

Business segments *(continued)*

業務分部 *(續)*

		Continuing 持續				Discontinued 已終止					
		Strategic investments and capital market activities 策略性投資及資本市場活動		Financing 融資		Telecommunications and technology-related services 電訊及科技相關服務		Unallocated 未分配數額		Consolidated 綜合	
		2004 二零零四年 $'000 千元	2003 二零零三年 $'000 千元	**2004 二零零四年 $'000 千元**	2003 二零零三年 $'000 千元	**2004 二零零四年 $'000 千元**	2003 二零零三年 $'000 千元	**2004 二零零四年 $'000 千元**	2003 二零零三年 $'000 千元	**2004 二零零四年 $'000 千元**	2003 二零零三年 $'000 千元
Six months ended 30 September (unaudited)	**截至九月三十日止六個月（未經審核）**										
Revenue from external customers	來自外界客戶之收入	**7,502**	12,139	**1,524**	-	-	2	-	-	**9,026**	12,141
Segment result	分部業績	**(24,384)**	7,687	**1,522**	-	-	(40)	-	-	**(22,862)**	7,647
Unallocated operating income and expenses	未分配經營收入及費用									**(1,341)**	(1,803)
(Loss)/Profit from operations	經營（虧損）／溢利									**(24,203)**	5,844
Finance costs	融資成本									**(585)**	(1,194)
Non-operating income, net	非經營收入淨額	-	-	-	-	-	-	-	633	-	633
(Loss)/Profit from ordinary activities before taxation	除稅前日常業務（虧損）／溢利									**(24,788)**	5,283
Taxation	稅項									-	(372)
(Loss)/Profit from ordinary activities after taxation	除稅後日常業務（虧損）／溢利									**(24,788)**	4,911
Minority interests	少數股東權益									-	6
(Loss)/Profit attributable to shareholders	股東應佔（虧損）／溢利									**(24,788)**	4,917
Depreciation and amortization for the period	期內折舊及攤銷	**1**	-	-	-	-	3	-	-	**1**	3

The Group did not have any inter-segment sales during either period.

本集團於兩個期間均無分部業務間之銷售。

2 SEGMENT REPORTING *(continued)*

2 分部呈報*(續)*

Geographical segments

地區分部

The Group participates in two principal economic environments: Hong Kong and other areas of China.

本集團在兩個主要經濟地區經營，即香港及中國其他地區。

In presenting information on the basis of geographical segments, segment revenue is based on the country where the contract is signed or the order is placed.

在呈列地區分部資料時，分部收入是以簽定合約或作出指示之國家為計算基準。

		Hong Kong 香港		Other areas of China 中國其他地區		Consolidated 綜合	
		2004 二零零四年 $'000 千元	2003 二零零三年 $'000 千元	**2004 二零零四年 $'000 千元**	2003 二零零三年 $'000 千元	**2004 二零零四年 $'000 千元**	2003 二零零三年 $'000 千元
Six months ended 30 September (unaudited)	**截至九月三十日止六個月(未經審核)**						
Revenue from external customers	來自外界客戶之收入	**1,844**	5,836	**7,182**	6,305	**9,026**	12,141
Segment result	分部業績	**(1,856)**	1,622	**(21,006)**	6,025	**(22,862)**	7,647

3 OTHER INCOME, NET

3 其他收入淨額

		Six months ended 30 September 截至九月三十日止六個月	
		2004 二零零四年 $'000 千元	2003 二零零三年 $'000 千元
Reversal of bad debt provision	壞賬撥備撥回	**233**	–
Others	其他	**386**	72
		619	72

4 NON-OPERATING INCOME, NET

4 非經營收入淨額

		Six months ended 30 September 截至九月三十日止六個月	
		2004 二零零四年 $'000 千元	2003 二零零三年 $'000 千元
Gain on disposal of subsidiaries	出售附屬公司之收益	–	10
Gain on disposal of discontinued operation *(Note 5)*	出售已終止經營業務之收益 *(附註5)*	–	623
		–	633

5 DISCONTINUED OPERATION

On 18 July 2003, the Group entered into an agreement with an independent third party for the disposal of a 12.5% equity interest in REXCAPITAL Infrastructure Limited, an intermediate holding company investing in the fibre-optic network, at a cash consideration of $50,000,000. This transaction was completed on 31 July 2003. The Group recorded a gain of $623,000 on this transaction.

On 29 October 2003, the Group entered into a sale and purchase agreement with another independent third party pursuant to which the Group shall dispose of its entire remaining interest in REXCAPITAL Infrastructure Limited at a cash consideration of $350,000,000. This transaction was completed on 31 January 2004, which constituted the discontinuance of the Group's telecommunications and technology-related operations. The Group recorded a gain of $4,346,000 on this transaction.

5 已終止經營業務

於二零零三年七月十八日,本集團與獨立第三方就出售REXCAPITAL Infrastructure Limited(為一家投資於光纖網絡之中介控股公司)12.5%股權訂立協議,代價為現金50,000,000元。此交易於二零零三年七月三十一日完成。本集團就此交易錄得623,000元收益。

於二零零三年十月二十九日,本集團與另一名獨立第三方訂立買賣協議,據此,本集團以現金代價350,000,000元出售其於REXCAPITAL Infrastructure Limited之全部餘下權益,此交易於二零零四年一月三十一日完成,本集團之電訊及科技相關業務隨此而終止。本集團就此交易錄得4,346,000元收益。

5 DISCONTINUED OPERATION *(continued)*

5 已終止經營業務 *(續)*

The telecommunications and technology-related segment is reported in the financial statements for the six months ended 30 September 2003 as a discontinuing operation. The sales, results, cash flows and net assets of that segment were as follows:

電訊及科技相關分部於截至二零零三年九月三十日止六個月之財務報表呈報為終止經營業務。該分部之銷售、業績、現金流量及資產淨值狀況如下：

		Six months ended 30 September 2003 截至二零零三年九月三十日止六個月 $'000 千元
Turnover	營業額	2
Operating expenses	經營開支	(42)
Loss from operations	經營虧損	(40)
Finance costs	融資成本	–
Loss from ordinary activities before taxation	除稅前日常業務虧損	(40)
Taxation	稅項	–
Loss from ordinary activities after taxation	除稅後日常業務虧損	(40)

		Six months ended 30 September 2003 截至二零零三年九月三十日止六個月 $'000 千元
Net cash used in operating activities	經營業務所用之現金淨額	(75)
Total cash outflows	現金流出總額	(75)

		At 30 September 2003 於二零零三年九月三十日 $'000 千元
Total assets	資產總值	395,022
Total liabilities	負債總值	(6,618)
Net assets	資產淨值	388,404

6 (LOSS)/PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

6 除税前日常業務(虧損)／溢利

(Loss)/Profit from ordinary activities before taxation is arrived at after charging:

除税前日常業務(虧損)／溢利已扣除：

		Six months ended 30 September 截至九月三十日止六個月	
		2004 **二零零四年** **$'000** **千元**	2003 二零零三年 $'000 千元
(a) Finance costs:	(a) 融資成本：		
Interest on bank loans and overdrafts and other loans repayable within five years	須於五年內償還之銀行貸款及透支與其他貸款之利息	**585**	1,194
		585	1,194
(b) Other items:	(b) 其他項目：		
Contributions to defined contribution plan	設定提存計劃供款	**51**	74
Bad debts provision	壞賬撥備	**1,285**	233
Operating lease charges in respect of properties	物業之經營租賃費用	**291**	496
Depreciation	折舊	**1**	3

7 TAXATION

7 税項

		Six months ended 30 September 截至九月三十日止六個月	
		2004 **二零零四年** **$'000** **千元**	2003 二零零三年 $'000 千元
Current tax	現行税項		
Hong Kong profits tax	香港利得税	**–**	372

(Expressed in Hong Kong dollars)

7 TAXATION *(continued)*

No provision for Hong Kong profits tax has been made in the financial statements as the Group either sustained a loss for taxation purposes or did not earn any assessable income for the period ended 30 September 2004. Hong Kong profits tax has been provided at the rate of 17.5% on the estimated assessable profit for the period ended 30 September 2003.

No provision for overseas taxation has been made as there is no assessable profit for overseas tax purpose for both periods.

As at 30 September 2004, the Group had potential net deferred tax asset principally resulting from estimated tax losses. The potential net deferred tax asset has not been recognized in the financial statements, as it is uncertain that these tax losses could be utilized in the foreseeable future.

7 稅項 *(續)*

由於截至二零零四年九月三十日止期間，本集團在計算稅項方面錄得虧損或並無賺取任何應課稅收入，因此並無於財務報表中就香港利得稅作出撥備。香港利得稅乃按稅率17.5%就截至二零零三年九月三十日止期間之估計應課稅溢利作出撥備。

由於上述兩段期間內概無海外稅項之應課稅溢利，因此並無就海外稅項作出撥備。

於二零零四年九月三十日，本集團之潛在遞延稅項資產淨值主要產生自估計稅務虧損。由於不能確定是否可於可見將來動用該等稅務虧損，故潛在遞延稅項資產淨值並未於財務報表確認。

8 DIVIDEND

The directors of the Company (the "Directors") do not recommend the payment of an interim dividend in respect of the six months ended 30 September 2004 (2003: $Nil).

8 股息

本公司董事（「董事」）並不建議派發截至二零零四年九月三十日止六個月之中期股息（二零零三年：零元）。

9 (LOSS)/EARNINGS PER SHARE

(a) Basic (loss)/earnings per share

The calculation of basic (loss)/earnings per share is based on the Group's loss attributable to shareholders of $24,788,000 (2003: profit of $4,917,000) and the weighted average number of ordinary shares of 1,709,399,471 shares (2003: 1,447,544,000 shares) in issue during the six months ended 30 September 2004.

9 每股（虧損）／盈利

(a) 每股基本（虧損）／盈利

每股基本（虧損）／盈利乃根據本集團截至二零零四年九月三十日止六個月之股東應佔虧損24,788,000元（二零零三年：溢利4,917,000元）及已發行普通股之加權平均數1,709,399,471股（二零零三年：1,447,544,000股）計算。

10 TRADE AND OTHER RECEIVABLES

10 應收賬款及其他應收款

An aging analysis of trade receivables (net of specific allowances for bad and doubtful debts) included in trade and other receivables is as follows:

包括於應收賬款及其他應收款中之應收賬款(已扣除呆壞賬特別撥備)之賬齡分析如下:

		Note 附註	**At 30 September 2004 於二零零四年九月三十日 $'000 千元**	At 31 March 2004 於二零零四年三月三十一日 $'000 千元
Within 3 months	三個月內		**18,419**	37,829
More than 3 months but less than 1 year	多於三個月,但於一年內		**14,089**	1,468
Total trade receivables	應收賬款總額	*(a)*	**32,508**	39,297
Deposits, prepayments and other receivables	訂金、預付款及其他應收款	*(b), (c)*	**350,428**	351,316
			382,936	390,613

Notes:

附註:

(a) The credit terms granted to customers by the Group are generally not more than 30 days.

(a) 本集團授予客戶之信貸期一般不超過30日。

(b) All of the deposits, prepayments and other receivables are expected to be recovered within one year.

(b) 所有訂金、預付款及其他應收款預期將於1年內收回。

(c) As at 31 March 2004, included in other receivables is a receivable from a broker, in which two executive Directors are common directors and beneficial shareholders, of $1,205,000 (30 September 2004: $Nil). The trading terms are similar to the terms granted by other unrelated brokers and the settlement term is two days after the trade date.

(c) 於二零零四年三月三十一日,其他應收款中包括來自一家經紀商之應收款1,205,000元(二零零四年九月三十日:零元),兩名執行董事同時為該經紀商之董事及實益股東。交易條款與其他無關連經紀商授出之條款類似,結算期為交易日後兩日。

11 TRADE AND OTHER PAYABLES

11 應付賬款及其他應付款

An aging analysis of trade payables included in trade and other payables is as follows:

包括於應付賬款及其他應付款中之應付賬款之賬齡分析如下：

		At 30 September 2004 於二零零四年九月三十日 $'000 千元	At 31 March 2004 於二零零四年三月三十一日 $'000 千元
Within 3 months	三個月內	**3**	–
Other payables and accrued charges	其他應付款及應計費用	**3,242**	7,352
		3,245	7,352

All the trade and other payables are expected to be settled within one year.

所有應付賬款及其他應付款預期可於1年內償清。

12 COMMITMENTS

(a) Commitment under operating lease

At 30 September 2004, the total future minimum lease payments under a non-cancellable lease relating to a property are payable as follows:

		At 30 September 2004 於二零零四年九月三十日 $'000 千元	At 31 March 2004 於二零零四年三月三十一日 $'000 千元
Within 1 year	一年內	**136**	285

The Group leases a property under an operating lease. The lease runs for an initial period of 6 months, with an option to renew the lease when all terms are renegotiated. Lease payments are usually adjusted annually to reflect the market rentals. The lease does not include contingent rentals.

(b) Investment commitment

On 12 January 2004, REXCAPITAL Group Limited, a direct wholly-owned subsidiary of the Company, entered into a conditional sale and purchase agreement with REXCAPITAL Financial Holdings Limited to purchase the entire issued share capital of REXCAPITAL Financial Group Limited ("RFG") at an aggregate cash consideration of $229,000,000, subject to adjustment with reference to the unaudited consolidated net asset value of RFG and its subsidiaries as at the determination date in accordance with the terms of the sales and purchase agreement. This transaction has not been completed up to the date of this report.

12 承擔

(a) 經營租賃承擔

於二零零四年九月三十日,本集團根據不可解除之經營租賃就日後應付的最低租賃付款總額如下:

本集團按經營租賃租用一項物業。租期初步定為6個月,並可於重新商討條款時續約。租賃款項一般會逐年調整以反映市場租金。租賃中並無包括或有租金。

(b) 投資承擔

於二零零四年一月十二日,由本公司直接全資擁有之附屬公司REXCAPITAL Group Limited與御泰金融控股有限公司訂立有條件買賣協議,以總現金代價229,000,000元購買REXCAPITAL Financial Group Limited(「RFG」)之全部已發行股本,惟代價須按買賣協議之條款根據RFG及其附屬公司於釐定日期之未經審核綜合資產淨值而調整。截至本報告日期,此項交易尚未完成。

13 OUTSTANDING LITIGATION

Significant litigation outstanding as at 30 September 2004 and up to the date of this interim financial report is summarized as follows:

On 21 September 1999, a former director of the Company, Mr Wong Chong Shan, commenced proceedings in the High Court against the Company claiming a sum of $5,000,000. Mr Wong Chong Shan alleged that he paid the said sum on the Company's behalf in August 1997 to a third party as deposit and that the Company failed to make repayment to him. The Directors have considered the matter and are of the opinion that since no positive steps have been taken by Mr Wong Chong Shan to proceed with the action since June 2000, it is not necessary at this stage to make a provision in the financial statements for these proceedings.

13 尚未完結之訴訟

於二零零四年九月三十日及截至本中期財務報告日期為止之尚未完結重大訴訟概述如下：

於一九九九年九月二十一日，本公司之前任董事黃創山先生於高等法院提出向本公司索償合共5,000,000元。黃創山先生宣稱於一九九七年八月代表本公司向第三方支付該等款項作為按金，惟本公司並未向其償還該款項。董事經考慮有關事宜後，認為由於黃創山先生自二零零零年六月後並無就有關訴訟採取任何行動，故認為在現階段毋須就此於財務報表中作出撥備。

14 RELATED PARTY TRANSACTIONS

Particulars of related party transactions are as follows:

14 關連人士交易

關連人士交易詳情如下：

			Six months ended 30 September 截至九月三十日止六個月	
		Note 附註	**2004 二零零四年 $'000 千元**	2003 二零零三年 $'000 千元
Advisory fee income	顧問費用收入	(a)	**–**	900
Secondment fee income	借調費用收入	(b)	**383**	–
Interest expense	利息開支			
– other loans, unsecured	－其他貸款（無抵押）	(c)	**–**	92
– other loan, secured	－其他貸款（有抵押）	(d)	**–**	161
– convertible notes	－可換股票據	(e)	**451**	622
			451	875
Commission	佣金	(f)	**7**	43
Operating lease charges in respect of properties	物業之經營租賃費用	(g)	**291**	489

(Expressed in Hong Kong dollars)

14 RELATED PARTY TRANSACTIONS *(continued)*

Credit facilities of $5 million were granted to the Group by this related company as at 30 September 2004 (31 March 2004: $5,000,000).

The Group had no trade receivable with that related company arising from trading of securities (31 March 2004: $1,205,000).

(e) In 2002, convertible notes bearing interest at a fixed rate of 2% per annum payable bi-annually were issued to a related company.

Interest expense payable to this related company for the six months ended 30 September 2004 amounted to $451,000 (2003: $622,000).

Interest expense payable to this related company as at 30 September 2004 was $268,000 (31 March 2004: $1,417,000), which has been included in "other payables and accrued charges" of note 11.

(f) During the period ended 30 September 2004, trading securities were bought and sold through a related company (the "Broker Firm"). The purchases and sales of trading securities through the Broker Firm for the six months ended 30 September 2004, excluding any commission expense, amounted to $540,000 (2003: $4,066,000) and $1,488,000 (2003: $6,193,000) respectively.

Commission expense incurred in respect of the sales and purchases of trading securities amounted to $7,000 for the six months ended 30 September 2004 (2003: $43,000).

(g) During the six months ended 30 September 2004, operating lease charges of $291,000 (2003: $489,000) were paid to a related company for the use of office premises.

An executive Director is a director of the related companies referred to in notes (a) to (c), (e) and (g) and a beneficial shareholder of the related companies referred to in notes (a) to (g).

Another executive Director is a director of the related companies in notes (a) to (g). This Director is also a beneficial shareholder of the related companies in notes (a) and (e) and a beneficial shareholder of two of the related companies in note (c).

15 PLEDGE OF ASSETS

As at 30 September 2004, trading securities with market value of $5,622,000 have been pledged to secure other loans granted to the Group (31 March 2004: $28,989,000).

14 關連人士交易 *(續)*

於二零零四年九月三十日，該關連公司給予本集團之信貸額為5,000,000元(二零零四年三月三十一日：5,000,000元)。

本集團與該關連公司並無因證券交易而產生之應收賬款(二零零四年三月三十一日：1,205,000元)。

(e) 於二零零二年，本公司向一家關連公司發行每半年按固定年利率2厘支付利息之可換股票據。

截至二零零四年九月三十日止六個月，應付予該關連公司之利息費用為451,000元(二零零三年：622,000元)。

於二零零四年九月三十日，應付予該關連公司之利息費用為268,000元(二零零四年三月三十一日：1,417,000元)，並已計入附註11「其他應付款及應計費用」內。

(f) 截至二零零四年九月三十日止期間，本集團透過一家關連公司(「經紀行」)買賣交易證券。截至二零零四年九月三十日止六個月，不包括佣金開支在內，透過經紀行出售及購買交易證券之數額分別為540,000元(二零零三年：4,066,000元)及1,488,000元(二零零三年：6,193,000元)。

截至二零零四年九月三十日止六個月，買賣交易證券所產生之佣金開支為7,000元(二零零三年：43,000元)。

(g) 截至二零零四年九月三十日止六個月，就使用辦公室物業而應付予一家關連公司之經營租賃費用為291,000元(二零零三年：489,000元)。

一名執行董事為附註(a)至(c)、(e)及(g)所述關連公司之董事及附註(a)至(g)所述關連公司之實益股東。

另一名執行董事為附註(a)至(g)所述關連公司之董事。該董事亦為附註(a)及(e)所述關連公司之實益股東及附註(c)所述其中兩家關連公司之實益股東。

15 資產抵押

於二零零四年九月三十日，市值約5,622,000元之交易證券已作抵押，以獲取授予本集團之其他貸款(二零零四年三月三十一日：28,989,000元)。

(Expressed in Hong Kong dollars)

16 POST BALANCE SHEET EVENTS

(a) On 13 December 2002, the Company issued the 2% convertible notes (the "2% Notes") of $80,000,000 to a related company. The 2% Notes bear interest at a fixed rate of 2% per annum payable semi-annually in arrears on 30 June and 31 December and mature on 13 December 2004.

Subsequent to 30 September 2004, the conversion rights of the 2% Notes in the aggregate amount of $25,000,000 were exercised and 617,582,417 ordinary shares of the Company of $0.01 each were allotted and issued to the relevant noteholders at prices ranging from $0.039 to $0.042 per share. The outstanding 2% Notes in the principal amount of $20,000,000 which were not converted became due for redemption on 13 December 2004. As at the date of this report, $10,370,000 has been repaid and the outstanding balance remains as non-interest bearing loan repayable on demand.

(b) A placing of 340,000,000 new ordinary shares of the Company of $0.01 each was taken place on 5 November 2004. The net proceeds of the placing were approximately $13 million. The placing shares were fully placed with investors.

16 結算日後事項

(a) 於二零零二年十二月十三日，本公司發行80,000,000元之2厘可換股票據（「2厘票據」）予一關連公司。2厘票據按固定年利率2厘計息，利息每半年（即六月三十日及十二月三十一日）繳付一次，並於二零零四年十二月十三日到期。

於二零零四年九月三十日後，總金額25,000,000元之2厘票據之換股權獲行使，617,582,417股每股0.01元之本公司普通股乃按介乎每股0.039元至0.042元之價格配發及發行予有關票據持有人。本金額為20,000,000元之尚未兑換2厘票據已於二零零四年十二月十三日到期贖回。截至本報告日期，已償還10,370,000元，而未償還結餘則繼續為按要求償還之免息貸款。

(b) 於二零零四年十一月五日，本公司配售340,000,000股每股0.01元之新普通股。配售所得款項淨額約為13,000,000元。配售股份已全數配售予投資者。

BUSINESS REVIEW AND PROSPECTS

During the period under review, the Group, supported by its expertise and track record, focused on its core businesses of strategic investments and capital markets in Asia by participating in primary and secondary securities markets and providing capital market advisory services. Increasing uncertainties within the overseas investment environment dampened investor confidence, however, which in turn adversely affected the Group's operating results.

Strategic Investments and Capital Market Activities

During the period under review, renewed fears over terrorist attacks, heightened tension in the Middle East and rising concern over interest-rate hikes and high oil prices led to a downtrend in major overseas stock markets. This volatile environment affected the performance of the Group's securities investments, and resulted in corporate finance revenue slowing down for the first half of the financial year.

Financing Business

The Group has commenced to engage in the provision of financing services to commercial and personal customers in early 2004 and the operating result was encouraging. For the period under review, turnover from this business accounted for 17% of the total turnover of the Group. In view of the gradual rebound of the Hong Kong economy, the revival of various corporate and investment activities represents a growth of financial needs for the participants, which in turn will lead to an ample supply of business opportunities to our Group. We will continue to adopt a prudent and conservative financing policy and a strict control on the risk level to protect the interests of our shareholders.

業務回顧及展望

於回顧期內，本集團憑藉其專業知識及優秀的往績表現，專注發展策略性投資及亞洲資本市場的核心業務，積極參與主要及次要證券市場活動，並且為資本市場提供顧問服務。然而，海外投資環境的不明朗因素日增，削弱了投資者的信心，打擊本集團的經營業績。

策略性投資及資本市場業務

於回顧期內，由於面對恐怖襲擊重臨之危機，中東局勢愈趨緊張，加上市場憂慮加息及油價高企，令主要海外股票市場表現下滑。外圍市況不穩影響本集團的證券投資表現，並引致財政年度內的上半年，來自企業融資的收入減少。

融資業務

二零零四年初，本集團開始為商業及個人客戶提供融資服務，經營業績令人鼓舞。於回顧期內，融資業務的營業額佔本集團總營業額17%。鑒於香港經濟逐漸復甦，各項企業及投資活動再度活躍，參與者對資金的需求亦隨之增加，繼而為本集團帶來大量商機。我們會繼續採取謹慎保守的融資政策，並嚴格控制風險水平，以保障股東的利益。

Placing of New Shares

In November 2004, the Group completed the placement of 340 million new shares to independent investors, at HK$0.04 per share, raising net proceeds of approximately HK$13 million that will be used for general working capital and future investments. We were delighted with the overwhelming positive response from independent investors to this placement, which is a reflection of the financial market's confidence in the Group's investment value and growth potential. The placement will not only broaden the Group's shareholder base but also boost the liquidity of our shares. By utilizing net proceeds from the placement, we will be able to enhance our operating efficiency and expand business further, thereby creating greater returns for shareholders.

配售新股

二零零四年十一月,本集團完成向獨立投資者配售340,000,000股新股份,每股作價0.04港元,集資所得款項淨額約為13,000,000港元,將會作一般營運資金及未來投資之用。我們喜見此次配股得到獨立投資者的大力支持,充份反映金融市場對本集團的投資價值及增長潛力信心十足。此舉有利本集團擴大股東基礎,增加股份流通量,我們更可運用配售所得款項淨額進一步提升營運效益及擴展業務,為股東創造更豐厚的回報。

Looking Ahead

The group is confident of a much brighter future, given the more diversified structure in the stock market of Hong Kong. With the gradual rebound of the Hong Kong economy, as of September, new listings have nearly matched last year's pace. For the nine months ended 30 September 2004, there were 32 newly listed companies on the Main Board, representing 70% of the total number of newly listed companies in 2003, and 20 newly listed companies on the GEM Board, accounting for 74% of the total number of newly listed companies in 2003.

In particular, the listing of mainland companies has widened the breadth of the Hong Kong stock market. As of the end of June 2004, there were 177 mainland stocks listed in Hong Kong with a market capitalization of HK$1,538.4 billion, representing 27.7% of total capitalization. Turnover of mainland stocks totalled HK$1,594.9 billion for the 12 months ending June 2004, representing 42.1% of the total turnover. With the growing importance of Hong Kong as an international financial centre for China, the Group believes there will be numerous opportunities for the capital market activities as well as financial and corporate advisory sector. We will build on our strong corporate brand name, financial strength and professionalism to serve the capital market and financing needs of our customers.

展望未來

鑒於香港的股票市場結構趨向多元化,本集團對前景充滿信心。香港經濟逐漸復甦令二零零四年截至九月份止的新股上市數目已貼近去年水平。截至二零零四年九月三十日止九個月,主板共有32家新上市公司,佔二零零三年全年新上市公司數目的70%,而創業板則有20家新上市公司,佔二零零三年全年新上市公司數目的74%。

國內公司來港上市亦拓闊了香港股票市場的廣度。截至二零零四年六月底,共有177家中資股在港上市,市值15,384億港元,佔總市值27.7%。截至二零零四年六月止十二個月,中資股的成交額合共15,949億港元,佔總成交額42.1%。香港作為中國境內的國際金融中心,重要性日益提高,本集團深信資本市場活動、融資及企業顧問服務所帶來的商機龐大。我們勢將善用其強大企業品牌效應、財務實力及專業知識,應付資本市場及客戶的財務需要。

FINANCIAL REVIEW

Results

For the six months ended 30 September 2004, the Group recorded a turnover of HK$9,026,000 (2003: HK$12,141,000). Loss attributable to shareholders was HK$24,788,000 (2003: profit of HK$4,917,000). The basic loss per share was 1.45 cents (2003: earnings of 0.34 cents) and the diluted earnings per share for 2003 was 0.29 cents (2004: not applicable).

The Group's staff costs and other operating expenses decreased by 8% to HK$5,321,000 for the review period in comparison with last year (2003: HK$5,799,000). Finance costs of the Group for the six months period ended 30 September 2004 was HK$585,000 representing a decrease of 51% from the corresponding period in last year. The decrease was mainly due to repayment of loans.

Liquidity, Financial Resources and Funding

At 30 September 2004, the Group had net current assets of HK$346,246,000 (31 March 2004: HK$369,677,000).

At 30 September 2004, the Group had a total of HK$241,000 in cash and cash equivalents (31 March 2004: HK$1,217,000). Most of the cash reserves were placed in Hong Kong dollar short-term deposits with major banks in Hong Kong.

Net cash generated from operating activities for the six months ended 30 September 2004 was HK$7,520,000 as compared to a net cash outflow of HK$29,822,000 for the six months ended 30 September 2003. The increase was mainly explained by the increase in trading securities selling during this period and decrease in loan receivables from the Group's financing business. Net cash inflow from investing activities for the six months ended 30 September 2003 was HK$50,000,000 (2004: $Nil). The cash inflow from investing activities during that period represented the proceed received from disposal of a 12.5% interest in a subsidiary.

As at 30 September 2004, the Group had outstanding secured loans of HK$3,311,000 (31 March 2004: HK$10,073,000). The loans were denominated in Hong Kong dollars and interest bearing at prevailing commercial lending rates. These loans were used to finance the Group's operations.

財務回顧

業績

截至二零零四年九月三十日止六個月，本集團錄得營業額為9,026,000港元（二零零三年：12,141,000港元），股東應佔虧損為24,788,000港元（二零零三年：溢利4,917,000港元）。每股基本虧損為1.45仙（二零零三年：盈利0.34仙），而二零零三年之每股攤薄盈利為0.29仙（二零零四年：不適用）。

本集團於回顧期間之僱員成本及其他經營開支與去年相比下降8%至5,321,000港元（二零零三年：5,799,000港元）。本集團截至二零零四年九月三十日止六個月之融資成本為585,000港元，較上年度同期減少51%。融資成本減少，主要是由於償還貸款所致。

流動資金、財務資源及資金

於二零零四年九月三十日，本集團之流動資產淨值為346,246,000港元（二零零四年三月三十一日：369,677,000港元）。

於二零零四年九月三十日，本集團之現金及現金等價物共為241,000港元（二零零四年三月三十一日：1,217,000港元）。大部份現金儲備存放於香港主要銀行作港元短期銀行存款。

截至二零零四年九月三十日止六個月之經營業務所得現金淨額為7,520,000港元，而截至二零零三年九月三十日止六個月之現金流出淨額為29,822,000港元。此增幅主要是由於期內增加出售交易證券及本集團之融資業務應收賬款減少所致。截至二零零三年九月三十日止六個月之投資業務現金流入淨額為50,000,000港元（二零零四年：零港元）。該期間之投資業務現金流入為出售一家附屬公司12.5%權益之所得款項。

於二零零四年九月三十日，本集團之未償還有抵押貸款為3,311,000港元（二零零四年三月三十一日：10,073,000港元）。該等貸款以港元為單位，並按現行商業借貸利率計息，用作本集團營運資金。

The gearing ratio of the Group decreased to 12% as at 30 September 2004 from 13% as at 31 March 2004 (it is derived by dividing the aggregate amount of bank borrowings, convertible notes and other borrowings by the amount of shareholders' equity). The liquidity ratio of the Group, represented by a ratio between current assets over current liabilities, was 772% (31 March 2004: 692%), reflecting adequacy of financial resources.

本集團之負債比率(將銀行貸款、可換股票據及其他借貸總額除以股東權益)由二零零四年三月三十一日之13%下降至二零零四年九月三十日之12%。本集團之流動資金比率(乃指流動資產相對流動負債之比率)為772%(二零零四年三月三十一日:692%),反映財務資源充裕。

The indebtedness of the Group decreased by 12% from HK$55,073,000 as at 31 March 2004 to HK$48,311,000 as at 30 September 2004. Of the total debts outstanding as at 30 September 2004, all of them are due within one year (31 March 2004: all of them are due within one year). During the period, the Group continued to maintain most of its borrowings on an unsecured basis.

本集團之債務由二零零四年三月三十一日之55,073,000港元減少12%至二零零四年九月三十日之48,311,000港元。於二零零四年九月三十日之未償還債項總額中,全部均須於一年內償還(二零零四年三月三十一日:全部須於一年內償還)。本集團於期內繼續維持大部份借貸為無抵押借貸。

Taking into account the financial resources available to the Group including internally generated funds and available facilities, the Group has sufficient working capital to meet its present requirements.

經計及本集團可動用之財務資源,包括內部產生之資金及可動用信貸,本集團有充裕之營運資金滿足目前需要。

Funding Strategy and Foreign Exchange Exposure

融資政策及外匯風險

To manage the risk associated with an uncertain market environment, the Group pursues a funding strategy of using equity as far as possible to finance long-term investments.

為管理與不明朗市況相關之風險,本集團採納之融資政策乃盡量以股本作為長期投資資金。

The Group's exposure to a very limit level of exchange risk as the business transactions of the Group are mainly denominated in Hong Kong dollars.

由於本集團業務交易主要以港元進行,本集團面對之外匯風險非常有限。

Share Capital Structure

股本架構

There was no change in the share capital structure of the Company during the period under review.

於回顧期內,本公司之股本架構並無變動。

Material Acquisition and Disposal of Subsidiaries

重大收購及出售附屬公司

There was no material acquisition and disposal of subsidiaries during the period under review.

本集團於回顧期間並無重大收購及出售附屬公司。

Capital Commitment

On January 2004, the Group entered into a conditional sale and purchase agreement with REXCAPITAL Financial Holdings Limited regarding the acquisition of the entire issued share capital of REXCAPITAL Financial Group Limited ("RFG") at a consideration of HK$229,000,000 (31 March 2004: HK$229,000,000) subject to adjustment with reference to the unaudited consolidated net asset value of RFG and its subsidiaries (together the "RFG Group") as at determination date in accordance with the terms of the sales and purchase agreement. The RFG Group is principally engaged in the provision of financial services including broking, securities margin financing and asset management. This transaction has not been completed up to the date of this report.

資本承擔

於二零零四年一月，本集團與御泰金融控股有限公司簽訂有條件買賣協議，收購REXCAPITAL Financial Group Limited(「RFG」)全部已發行股本，代價為229,000,000港元(二零零四年三月三十一日：229,000,000港元)，惟須按照買賣協議之條款根據RFG及其附屬公司(統稱「RFG集團」)於釐定日期之未經審核綜合資產淨值而調整。RFG集團主要業務為提供金融服務，包括經紀業務、證券孖展融資服務以及資產管理。截至本報告日期，此項交易尚未完成。

Charges on the Group's Assets

As at 30 September 2004, the Group's trading security with market value of HK$5,622,000 have been pledged to secure other loans granted to its subsidiary (31 March 2004: HK$28,989,000).

本集團之資產抵押

於二零零四年九月三十日，本集團市值5,622,000港元之交易證券已作抵押，以獲取授予其附屬公司之其他貸款(二零零四年三月三十一日：28,989,000港元)。

Contingent Liabilities

As at 30 September 2004, the Group had no material contingent liabilities (31 March 2004: HK$Nil).

或然負債

於二零零四年九月三十日，本集團並無任何重大或然負債(二零零四年三月三十一日：零港元)。

Human Resources

As at 30 September 2004, the Group had 11 full time employees.

The Group remunerated its employees mainly based on the individual's performance and experience. Apart from the basic remuneration, discretionary bonus and share option may be granted to eligible employees by reference to the Group's performance as well as individual's performance.

人力資源

於二零零四年九月三十日，本集團共有11名全職僱員。

本集團主要按個別員工之表現及經驗釐定員工薪酬。除基本薪酬外，本集團亦會按本集團業績及個別員工之表現向合資格僱員發放不定額花紅及購股權。

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS

As at 30 September 2004, the interests or short positions of the Directors and chief executives in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register maintained by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") were as follows:

董事及主要行政人員之權益

於二零零四年九月三十日，董事及主要行政人員於本公司或其任何相聯法團（定義見證券及期貨條例（「證券及期貨條例」）第XV部）之股份、相關股份及債權證中擁有根據證券及期貨條例352條須記錄於本公司備存之登記冊，或根據上市發行人董事進行證券交易的標準守則（「標準守則」）須知會本公司及聯交所之權益或淡倉如下：

(i) Long Position in the ordinary shares of HK$0.01 each ("Shares") in the Company

(i) 於本公司每股面值0.01港元之普通股（「股份」）之好倉

Name of Director 董事姓名	Number of Shares 股份數目	Type of interest 權益類別	Percentage of issued share capital 佔已發行股本百分比
Chan How Chung, Victor ("Mr Chan") 陳孝聰（「陳先生」）	509,573,483 *(Note)* *（附註）*	Interest in controlled corporations 受控制公司權益	29.81%

Note: Of the 509,573,483 Shares beneficially owned by Mr Chan, 258,052,510 and 360,000 Shares were held by Mega Market Assets Limited and Sino Success Development Corp. respectively, both of which were wholly-owned by Mr Chan. The remaining 234,393,973 and 16,767,000 Shares were held by RPI Holdings Limited and REXCAPITAL International Limited respectively, both of which were owned as to 75% by Mr Chan. By virtue of the SFO, Mr Chan was taken to be interested in these 509,573,483 Shares.

附註： 由陳先生實益擁有之509,573,483股股份中，其中258,052,510股及360,000股股份分別由陳先生全資擁有之Mega Market Assets Limited及Sino Success Development Corp. 持有。其餘234,393,973股及16,767,000股股份則分別由陳先生各擁有75%權益之RPI Holdings Limited及REXCAPITAL International Limited持有。根據證券及期貨條例，陳先生被視為於上述509,573,483股股份中擁有權益。

(ii) Long Position in the 2% Notes

(ii) 於2厘票據之好倉

Name of Director 董事姓名	Amount of the outstanding 2% Notes held (HK$) 所持尚未贖回2厘票據之金額（港元）	Nature of interest 權益類別
Mr Chan 陳先生	45,000,000 *(Note)* *（附註）*	Interests in a controlled corporation 受控制公司權益

Note: These 2% Notes were held by RPI Holdings Limited. Mr Chan was taken to be interested in the 2% Notes by virtue of his beneficial interest in 75% of the entire issued share capital of RPI Holdings Limited.

附註： 該等2厘票據由RPI Holdings Limited 持有。由於陳先生實益擁有RPI Holdings Limited 全部已發行股本75%之權益，因此，陳先生被視為於2厘票據中擁有權益。

Save as disclosed above, as at 30 September 2004, none of the Directors or chief executives of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

除上文披露者外，於二零零四年九月三十日，董事或本公司主要行政人員概無於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債權證中擁有根據證券及期貨條例第352條須記錄於本公司備存之登記冊，或根據標準守則須知會本公司及聯交所之任何權益或淡倉。

SHARE OPTIONS

購股權

The movements in the share options granted under the share option scheme adopted by the Company on 29 July 2002 (the "Scheme") during the six months ended 30 September 2004 are shown below:

於截至二零零四年九月三十日止六個月，就本公司於二零零二年七月二十九日採納之購股權計劃（「該計劃」）所授出購股權之變動如下：

Category of participant 參與人類別	Number of options 購股權數目 At 1 April 2004 於二零零四年四月一日	Granted during the period 期內授出	Exercised during the period 期內行使	Lapsed during the period 期內失效	At 30 September 2004 於二零零四年九月三十日	Date of grant of options 購股權授出日期	Exercise price per share 每股行使價 (HK$) (港元)	Exercisable period 可行使期間
Other eligible participants 其他合資格參與人士	32,234,012	-	-	(16,117,006)	16,117,006	2/1/2004	0.16	2/1/2004 – 1/1/2014
	-	85,469,970	-	-	85,469,970	27/9/2004	0.0448	27/9/2004 – 26/9/2014
Total 總數	32,234,012	85,469,970	-	(16,117,006)	101,586,976			

At 30 September 2004, no Director had any interests in options to subscribe for Shares. During the six months ended 30 September 2004, 85,469,970 number of share options were granted under the Scheme. The closing price of the Shares immediately before the date on which the options were granted during the period was HK$0.045. The Directors do not consider it as appropriate to disclose a theoretical value of the share options granted during the period because in the absence of a readily available market value of the share options on the Shares, any calculation of the value of options ascertained on various theoretical bases and subjective assumptions will not be meaningful and may be misleading to shareholders in some circumstances.

於二零零四年九月三十日，概無董事於可認購股份之購股權中擁有任何權益。截至二零零四年九月三十日止六個月期間，在該計劃下授出之購股權為85,469,970份。緊接於期內授出購股權日期前之交易日股份之收市價為0.045港元。由於涉及股份之購股權並無可供參考之市值，根據多項理論性基準及主觀假設計算之購股權價值將無意義及可能誤導股東，故此，董事認為披露於期內所授出購股權之理論價值並不恰當。

SHARE OPTIONS *(continued)*

Subsequent to 30 September 2004, 85,469,970 number of options granted during the period were exercised by the option holders and 85,400,000 number of new options were granted to certain eligible participants.

購股權*(續)*

於二零零四年九月三十日後，期內已授出之85,469,970份購股權已獲購股權持有人行使，此外共有新購股權85,400,000份獲授予若干合資格參與者。

SHAREHOLDINGS OF OTHER SHAREHOLDERS WITH NOTIFIABLE INTERESTS

As at 30 September 2004, the interests or short positions of the following party (other than a Director or chief executives of the Company) in the shares or underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO were as follows:

須予披露權益之其他股東股權

於二零零四年九月三十日，下列人士(董事或本公司主要行政人員除外)於本公司股份或相關股份中擁有根據證券及期貨條例第336條規定須記錄於本公司備存之登記冊之權益或淡倉如下：

Long Position in the Shares

於股份之好倉

Name of shareholder 股東名稱	Number of Shares 股份數目	Type of interest 權益類別	Percentage of issued share capital 佔已發行股本百分比
TKR Finance Limited (in liquidation) 鼎康御泰財務有限公司(清盤中)	628,074,794 *(Note)* *(附註)*	Security interests 保證權益	36.74%

Note: The Company received a copy of the disclosure of interests form filed pursuant to the SFO by the provisional liquidator of TKR Finance Limited claiming its security interests in 628,074,794 Shares. The Company was informed that the number of Shares it was interested was subject to verification.

附註： 本公司接獲鼎康御泰財務有限公司之臨時清盤人根據證券及期貨條例存檔之披露權益文本，指稱其於628,074,794股股份中擁有保證權益。本公司得悉，其擁有權益之股份數目尚待核實。

Save as disclosed above, the register required to be kept under Section 336 of the SFO shows that as at 30 September 2004, the Company had not been notified of any other person who had an interest or short position in the Shares or underlying shares of the Company.

除上述披露者外，於二零零四年九月三十日，根據證券及期貨條例第336條規定須備存之登記冊，本公司並無接獲其他任何人士擁有本公司之股份或相關股份中之權益或淡倉之通知。

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company and its subsidiaries have not purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 September 2004.

購買、出售或贖回本公司上市證券

本公司及其附屬公司於截至二零零四年九月三十日止六個月，概無購買、出售或贖回本公司任何上市證券。

AUDIT COMMITTEE

The audit committee comprises the three independent non-executive Directors. The audit committee has reviewed and discussed with the management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the unaudited interim account for the six months ended 30 September 2004.

審核委員會

審核委員會由三名獨立非執行董事組成。審核委員會已審閱及與管理層討論本集團採納之會計原則及慣例,並已就內部監控及財務報告事宜進行討論,包括審閱截至二零零四年九月三十日止六個月之未經審核中期賬目。

CODE OF BEST PRACTICE

None of the Directors is aware of any information which would reasonably indicate that the Company is not, or was not, throughout the six months ended 30 September 2004, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules, except that two independent non-executive Directors are not appointed for a specific term, but are subject to retirement by rotation at the Company's annual general meeting as specified in the Company's bye-laws.

最佳應用守則

董事概不知悉任何資料合理顯示,本公司於截至二零零四年九月三十日止六個月期間之任何時間並無或曾無遵守上市規則附錄14所載之最佳應用守則,惟兩名獨立非執行董事並無特定任期,而須按本公司細則之規定於本公司股東週年大會上輪值告退。

By order of the Board

Chan How Chung, Victor
Chairman

Hong Kong, 30 December 2004

承董事會命

主席
陳孝聰

香港,二零零四年十二月三十日